Filed with the Securities and Exchange Commission on
October 17, 2023.
REGISTRATION NO. 333-
REGISTRATION NO.
811-23609

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
AMENDMENT NO. 33

EQUITABLE AMERICA VARIABLE ACCOUNT NO. 70A
(EXACT NAME OF REGISTRANT)
EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA
(NAME OF DEPOSITOR)

8501 IBM Drive, Suite 150, Charlotte, NC 28262-4333
(Address of Depositor’s Principal Executive Offices)
Depositor’s Telephone Number, including Area Code:
212-554-1234

Alfred Ayensu-Ghartey
Vice President and Associate General Counsel
Equitable Financial Life Insurance Company of America
8501 IBM Drive, Suite 150, Charlotte, NC 28262-4333
(Name and Address of Agent for Service)

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after this Registration Statement becomes effective
Registrant hereby amends this Registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to Section 8(a), may determine.
It is proposed that this filing will become effective: (check appropriate box)
☐	immediately upon filing pursuant to paragraph (b) of Rule 485
☐	on pursuant to paragraph (b) of Rule 485
☐	60 days after filing pursuant to paragraph (a)(l) of Rule 485
☐	on (date) pursuant to paragraph (a)(l) of rule 485
☐	75 days after filing pursuant to paragraph (a)(2) of Rule 485
☐	on (date) pursuant to paragraph (a)(2) of Rule 485
If appropriate, check the following box:
☐	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.
TITLE OF SECURITIES BEING REGISTERED: Units of interest in Equitable America Variable Account No. 70A

Retirement Cornerstone
®
Series

A combination variable and fixed individual and group flexible premium deferred annuity contract

Prospectus dated October 17, 2023
Equitable Financial Life Insurance Company of America
Equitable America Variable Account No. 70A
Equitable Financial Life Insurance Company
Separate Account No. 70

Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your contract. You should read the prospectuses for each Trust, which contain important information about the portfolios.

What is the Retirement Cornerstone
®
Series?

The Retirement Cornerstone
®
Series are variable and fixed individual and group flexible premium deferred annuity contracts issued by
Equitable Financial Life Insurance Company of America
or
Equitable Financial Life Insurance Company (the “Company”, “we”, “our” and “us”).
This series consists of Retirement Cornerstone
®
Series B (“Series B”), Retirement Cornerstone
®
Series CP
®
(“Series CP
®
”), Retirement Cornerstone
®
Series L (“Series L”), Retirement Cornerstone
®
Series C (“Series C”) and Retirement Cornerstone
®
Series ADV (“Series ADV”). The contracts provide for the accumulation of retirement savings and for income. The contracts offer income and death benefit protection as well. They also offer a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our investment options: (i) variable investment options listed in Appendix “Portfolio Companies available under the contract”, (ii) the guaranteed interest option, or (iii) the account for dollar cost averaging.

This Prospectus is a disclosure document and describes all of the contract’s material features, benefits, rights and obligations, as well as other information. The description of the contract’s material provisions in this Prospectus is current as of the date of this Prospectus. If certain material provisions under the contract are changed after the date of this Prospectus in accordance with the contract, those changes will be described in a supplement to this Prospectus. You should carefully read this Prospectus in conjunction with any applicable supplements.

Types of contracts.
We offer the contracts for use as:

•	A nonqualified annuity (“NQ”) for after-tax contributions only.

•	An individual retirement annuity (“IRA”), either traditional IRA or Roth IRA.

•	Traditional and Roth Inherited IRA beneficiary continuation contract (“Inherited IRA”) (direct transfer and specified direct rollover contributions only).

•	An annuity that is an investment vehicle for a qualified plan (“QP”) (whether defined contribution or defined benefits; transfer contributions only).

Not all types of contracts are available with each version of the Retirement Cornerstone
®
Series contracts. See Appendix “Rules regarding contributions to your contract” for more information.
The contract is no longer available for new purchasers.
 These versions of the Retirement Cornerstone
®
Series contracts are no longer available for new purchasers. These contracts are no longer being sold. This Prospectus is designed for current contract owners. Also, in addition to the possible state variations noted above, you should note that your contract features and charges may vary depending on the date on which you purchased your contract. For more information about the particular features, charges and options applicable to you, please contact your financial professional or refer to your contract for contract variation information and timing. You may not change your contract or its features as issued.

If you purchase a Series CP
®
contract, we will add a credit to your contributions and may add a bonus to your earnings. Fees and charges for a Series CP
®
contract are higher than for a Series B contract and the amount of the credit may be more than offset by these higher fees and charges. Credits may be recaptured upon free look, annuitization and death.

The Series ADV is available through advisors who charge an advisory fee for their services, and this fee is in addition to contract fees and expenses. If you elect to pay the advisory fee from your account value, then this deduction will be treated as a withdrawal and will reduce the Guaranteed benefits, and may also be subject to federal and state income taxes and a 10% federal penalty tax.

We reserve the right to stop accepting any contribution from you at any time. If you have one or more Guaranteed benefits and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract, you may no longer be able to fund your Guaranteed benefit(s). This means that you may no longer be able to increase your account value and the benefit bases associated with your Guaranteed benefits through contributions.

The SEC has not approved or disapproved these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The contracts are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal. Additional information about certain investment products, including variable annuities, has been prepared by the SEC’s staff and is available at Investor.gov.

(NAT’L-RC 11 and ADV Series)
#546043

Contents of this Prospectus

When we address the reader of this Prospectus with words such as “you“ and “your,“ we mean the person who has the right or responsibility that the Prospectus is discussing at that point. This is usually the contract owner.
When we use the word “contract“ it also includes certificates that are issued under group contracts in some states.

Definitions of key terms

Annual
Roll-up
rate
— The “Annual
Roll-up
rate” is the rate used to calculate the Annual withdrawal amount. It is also used to calculate amounts credited to your GIB benefit base and
Roll-up
to age 85 benefit base (for contracts with the “Greater of” guaranteed minimum death benefit) if you have ever taken a withdrawal from your Protection with Investment Performance account.

Annual withdrawal amount
— The “Annual withdrawal amount” is the amount that can be withdrawn from your Protection with Investment Performance account value without reducing your GIB benefit base. Also, withdrawals up to your Annual withdrawal amount will not reduce your
Roll-up
to age 85 benefit base (used in the calculation of the “Greater of” death benefit) up to age 85. It is equal to the Annual
Roll-up
rate in effect on the first day of the contract year, multiplied by the GIB benefit base as of the most recent contract date anniversary.

Annuitant
— The “annuitant” is the person who is the measuring life for determining the contract’s maturity date. The annuitant is not necessarily the contract’s owner. Where the owner of the contract is non-natural,
the annuitant is the measuring life for determining benefits under the contract.

Automatic investment program (“AIP”)
— The “Automatic investment program” allows you to make
on-going
contributions to your contract through electronic fund transfers from your financial institution.

Business day
— Our “business day” is generally any day the New York Stock Exchange (“NYSE”) is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). If the SEC determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a business day.

Company
— Refers to Equitable Financial Life Insurance Company of America (“Equitable America”) or Equitable Financial Life Insurance Company (“Equitable Financial”). The terms “we”, “us”, and “our” are also used to identify the issuing Company. Equitable America does not do business or issue contracts in the state of New York. Generally, Equitable America will issue contracts in all states except New York and Equitable Financial will issue contracts in New York. However, if any selling agent is an Equitable Advisors financial professional who has a business address in the state of New York, the issuing Company will be Equitable Financial, even if the contract is issued in a state other than New York.

Cash value
— At any time before annuity payments begin, your contract’s “cash value” is equal to the Total account value, less (i) the total amount or a pro rata portion of the annual administrative charge, as well as any Guaranteed benefit charges; and (ii) any applicable withdrawal charges.

Contract date
— The “contract date” is the effective date of the contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract.

Contract date anniversary
— The end of each
12-month
period is your “contract date anniversary.” For example, if your contract date is May 1st, your contract date anniversary is April 30th.

Contract year
— The “contract year” is the
12-month
period beginning on your contract date and each
12-month
period after that date.

Credit
— An amount credited to your account value at the same time we allocate your contribution. The amount of the credit is either 4% or 5% of each contribution based on total first year contributions. The credit applies only to Series CP
®
contracts.

Customized payment plan
— For contracts with GIB, our “Customized payment plan” allows you to request amounts up to your Annual withdrawal amount as scheduled payments to you through one of five customized options.

Custom Selection Rules
— The “Custom Selection Rules” are rules for the allocation of contributions and for transfers to, and transfers among, the Protection with Investment Performance account. These rules require that allocations be made according to certain categories and investment option limits.

Deferral bonus
Roll-up
rate
— The “Deferral bonus
Roll-up
rate” is used to calculate amounts credited to your GIB benefit base and the
Roll-up
to age 85 benefit base (used in the calculation of the “Greater of” death benefit) if you have never taken a withdrawal from your Protection with Investment Performance account.

Excess withdrawal
— For contracts with the GIB, an “Excess withdrawal” is the portion of a withdrawal from your Protection with Investment Performance account in excess of your Annual withdrawal amount and all subsequent withdrawals from your Protection with Investment Performance account in that same contract year.

Free look
— If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund, but only if you return your contract within the prescribed period. This is your “Free look” right under the contract. Your refund will generally reflect any gain or loss in your investment options.

GIB benefit base
— The GIB benefit base is an amount used to determine your Annual withdrawal amount and your Lifetime GIB payments. Your GIB benefit base is created and increased by allocations and transfers to your Protection with Investment Performance account. The GIB benefit base is not an account value or cash value. The GIB benefit base is also used to calculate the charge for the GIB.

General dollar cost averaging
— Our “General dollar cost averaging program” is a program that allows for the systematic transfers of amounts in the EQ/Money Market variable investment option to the Investment Performance variable investment options.

“Greater of” death benefit
— The “Greater of” death benefit is an optional guaranteed minimum death benefit in connection with your Protection with Investment Performance account value only. The death benefit is calculated using the greater of two benefit bases — the greater of the
Roll-up
to age 85 benefit base and the Highest Anniversary Value benefit base. There is an additional charge for the “Greater of” death benefit under the contract.

Guaranteed income benefit (“GIB”)
— The GIB is a benefit that guarantees, subject to certain restrictions, annual lifetime payments or “Lifetime GIB payments”. The GIB also allows you to take certain withdrawals prior to the beginning of your Lifetime GIB payments that do not reduce your GIB benefit base (your “Annual withdrawal amount”). There is an additional charge for the GIB under the contract.

Highest Anniversary Value death benefit
— The “Highest Anniversary Value death benefit” is an optional guaranteed minimum death benefit in connection with your Protection with Investment Performance account value only. The death benefit is calculated using the highest value of your Protection with Investment Performance account on your contract date anniversary. There is an additional charge for the Highest Anniversary Value death benefit under the contract.

Investment Performance account value
— The “Investment Performance account value” is the total value in: (i) the Investment Performance variable investment options, (ii) the Guaranteed interest option, and (iii) amounts in a Special DCA program that are designated for future transfers to the Investment Performance variable investment options.

Investment Simplifier
— Our “Investment simplifier” allows for systematic transfers of amounts in the Guaranteed interest option to the Investment Performance account variable investment options. There are two options under the program — the Fixed dollar option and the Interest sweep option.

IRA
— Individual retirement annuity contract, either traditional IRA or Roth IRA (may also refer to an individual retirement account or an individual retirement arrangement).

IRS
— Internal Revenue Service.

Lifetime GIB payments
— For contracts with the GIB, “Lifetime GIB payments” are generally annual lifetime payments that are calculated by applying a percentage (which is based on age 95 (or the age of a younger joint life, if applicable) or your age at the time your Protection with Investment Performance account goes to zero or contract maturity) to your GIB benefit base. Lifetime GIB payments will begin at the earliest of: (i) the next contract year following the date the Protection with Investment Performance account goes to zero (except as the result of an Excess withdrawal), (ii) the contract date anniversary following your 95th birthday, and (iii) your contract’s maturity date.

Maturity date
— The contract’s “maturity date” is generally the contract date anniversary that follows the annuitant’s 95th birthday.
Maximum payment plan
— For contracts with GIB, our “Maximum payment plan” allows you to request your Annual withdrawal amount as scheduled payments.

NQ contract
— Nonqualified annuity contract.

Owner
— The “owner” is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits.

Protection with Investment Performance account value
— The “Protection with Investment Performance account value” is the total value in: (i) the Protection with Investment Performance variable investment options, and (ii) amounts in a Special DCA program that are designated for future transfers to the Protection with Investment Performance variable investment options.

QP contract
— An annuity contract that is an investment vehicle for a qualified plan.

Return of Principal death benefit
— The “Return of Principal” death benefit is a death benefit in connection with your Protection with Investment Performance account value only. The benefit is calculated using the amounts of contributions and transfers to the Protection with Investment Performance account, adjusted for withdrawals. There is no additional charge for this death benefit.

Separate Account
— Equitable America Variable Account No. 70A and Separate Account No. 70, separate accounts established and registered as unit investment trusts under the Investment Company Act of 1940, as amended, to which contributions under the contracts may be allocated

Special DCA Programs
— We use the term “Special DCA Programs” to collectively refer to our special dollar cost averaging program and special money market dollar cost averaging program.

Special dollar cost averaging
— Our “Special dollar cost averaging program” allows for systematic transfers of amounts in the account for special dollar cost averaging into the Protection with Investment Performance variable investment options, the Investment Performance variable investment options and the Guaranteed interest option. The account for special dollar cost averaging is part of our general account.

Special money market dollar cost averaging
— Our “Special money market dollar cost averaging program” allows for systematic transfers of amounts in the account for special money market dollar cost averaging into the Protection with Investment Performance variable investment options, the Investment Performance variable investment options and the Guaranteed interest option.

Systematic transfer program
— Our “Systematic transfer program” is a program that allows you to have amounts in the Investment Performance account variable investment options and the Guaranteed interest option automatically transferred to your Protection with Investment Performance variable investment options.

Total account value
— Your “Total account value” is the total of (i) your Protection with Investment Performance account value and (ii) your Investment Performance account value.

We sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this Prospectus as in the contract or supplemental materials. Your financial professional can provide further explanation about your contract or supplemental materials.

Prospectus	Contract or Supplemental Materials
Total account value	Annuity Account Value

Unit	Accumulation Unit

Guaranteed minimum death benefit	Guaranteed death benefit

Protection with Investment Performance variable investment options and contributions to a Special DCA program designated for future transfers to the Protection with Investment Performance variable investment options	Protection with Investment Performance Account Value

Investment Performance variable investment options, the guaranteed interest option and contributions to a Special DCA program designated for future transfers to the Investment Performance variable investment options	Investment Performance Account Value

Important information you should consider about the contract

FEES AND EXPENSES
Charges for Early Withdrawals
Each series of the contract provides for different withdrawal charge periods and percentages.

Series B
— If you surrender your contract, apply your cash value to a non-life contingent annuity payment option, or withdraw money from Series B of the contract within 7 years following your last contribution, you will be assessed a withdrawal charge of up to 7% of contributions withdrawn. For example, if you make a withdrawal in the first year, you could pay a withdrawal charge of up to $7,000 on a $100,000 investment.

Series CP
®
— If you surrender your contract, apply your cash value to a non-life contingent annuity payment option, or withdraw money from Series CP
®
of the contract within 9 years following your last contribution, you will be assessed a withdrawal charge of up to 8% of contributions withdrawn. For example, if you make a withdrawal in the first year, you could pay a withdrawal charge of up to $8,000 on a $100,000 investment.

Series L
— If you surrender your contract, apply your cash value to a non-life contingent annuity payment option, or withdraw money from Series L of the contract within 4 years following your last contribution, you will be assessed a withdrawal charge of up to 8% of contributions withdrawn. For example, if you make a withdrawal in the first year, you could pay a withdrawal charge of up to $8,000 on a $100,000 investment.

Series C
— No withdrawal charge.

Series ADV
— No withdrawal charge.

For additional information about charges for surrenders and early withdrawals see “Withdrawal charge” in “Charges and expenses” in the Prospectus.

Transaction Charges
In addition to withdrawal charges, you may also be charged for other transactions (for special requests such as wire transfers, express mail, duplicate contracts, preparing checks, third-party transfers or exchanges, or when you transfer between investment options in excess a certain number).

For additional information about transaction charges see “Charges that the Company deducts” in “Charges and expenses” in the Prospectus.

Ongoing Fees and Expenses (annual charges)	Each series of the contract provides for different ongoing fees and expenses. The tables below describe the fees and expenses that you may pay each year under each series of the contract, depending on the options you choose. For Series ADV contracts, the fees and expenses in the table below do not reflect any advisory fees paid to financial intermediaries from the account value or other assets of the owner; if such fees were reflected the below fees and charges would be higher. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

Annual Fee	Minimum	Maximum
Base Contract (varies by contract series) (1)	0.65%	1.70%
Investment options (Portfolio fees and expenses) (2)	0.56%	2.54%
Optional benefits available for an additional charge (for a single optional benefit, if elected) (3)	0.25%	1.25%

(1) Expressed as an annual percentage of daily net assets in the variable investment options.
(2) Expressed as an annual percentage of daily net assets in the Portfolio. This range is for the year ended December 31, 2022 and could change from year to year.
(3) Expressed as an annual percentage of the applicable benefit base.

Because your contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes no credits and that you do not take withdrawals from the contract or make any other transactions, which could add withdrawals charges that substantially increase costs.

Lowest Annual Cost $1,146	Highest Annual Cost $4,932
Assumes:
•   Investment of $100,000
•   5% annual appreciation
•   Least expensive combination of contract series and Portfolio fees and expenses
•   No optional benefits
•   No sales charges or advisory fees
•   No additional contributions, transfers or withdrawals

Assumes:
•   Investment of $100,000
•   5% annual appreciation
•   Most expensive combination of contract series (Series CP
®
), optional benefits (GIB and “Greater of” death benefit) and Portfolio fees and expenses
•   No sales charges or advisory fees
•   No additional contributions, transfers or withdrawals

For additional information about ongoing fees and expenses see “Fee Table” in the Prospectus.

RISKS
Risk of Loss
The contract is subject to the risk of loss. You could lose some or all of your account value.

For additional information about the risk of loss see “Principal risks of investing in the Contract” in the Prospectus.

Not a Short-Term Investment
The contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the contract as a short-term investment or savings vehicle. A withdrawal charge may apply in certain circumstances and any withdrawals may also be subject to federal and state income taxes and tax penalties.

For additional information about the investment profile of the contract see “Fee Table” in the Prospectus.

Risks Associated with Investment Options
An investment in the contract is subject to the risk of poor investment performance and can vary depending on the performance of the variable investment options available under the contract, (e.g., the Portfolios). Each investment option, including the guaranteed interest option, has its own unique risks. You should review the investment options available under the contract before making an investment decision.

For additional information about the risks associated with investment options see “Variable investment options”, “Guaranteed interest option” and “Portfolios of the Trusts” in “Purchasing the Contract” in the Prospectus. See also Appendix “Portfolio Companies available under the contract” in the Prospectus.

Insurance Company Risks
An investment in the contract is subject to the risks related to the Company. The Company is solely responsible to the contract owner for the contract’s account value and the Guaranteed benefits. The general obligations, including the guaranteed interest option, and any Guaranteed benefits under the contract are supported by our general account and are subject to our claims-paying ability. An owner should look solely to our financial strength for our claims-paying ability. More information about the Company, including our financial strength ratings, may be obtained at http://equitable.com/about-us/financial-strength-ratings.

For additional information about insurance company risks see “About the general account” in “More information” in the Prospectus.

RESTRICTIONS
Investments
We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the variable investment options (including the Protection with Investment Performance account variable investment options) and to limit the number of variable investment options which you may select. Such rights include, among others, combining any two or more variable investment options and transferring account value from any variable investment option to another variable investment option.

Credits under Series CP
®
contracts may be recaptured upon free look, annuitization, and death.

There are restrictions regarding investment options if Guaranteed benefits are elected, limits on contributions and transfers into and out of the guaranteed interest option, and restrictions or limitations with Special DCA programs. See “Allocating your contributions” in “Purchasing the Contract” and “Transferring your account value” in “Transferring your money among investment options” in the Prospectus for more information.

For more information see “About The Separate Account” in “More information” in the Prospectus.

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for any transfers in excess of 12 per contract year. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer.

For additional information about the investment options, including information regarding volatility management strategies and techniques, see “Transfer charge” in “Charges and expenses” and “Portfolios of the Trusts” in “Purchasing the Contract” in the Prospectus.

Optional Benefits
At any time, we have the right to limit or terminate your contributions, allocations and transfers to any of the variable investment options. If you have one or more Guaranteed benefits (which are also known as optional benefits) and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract and/or contributions and/ or transfers into the Protection with Investment Performance account variable investment options, you may no longer be able to fund your Guaranteed benefit(s).

Investment options are limited if Guaranteed benefits are elected. Withdrawals, including withdrawals to pay advisory fees, that exceed limits specified by the terms of an optional benefit may affect the availability of the benefits by reducing the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit.

If you purchase a Series ADV contract and you elect to pay the advisory fee from your account value, then this deduction will be treated as a withdrawal and will reduce the standard death benefit and Guaranteed benefits, and may also be subject to federal and state income taxes and a 10% federal penalty tax. See “Fee based programs” in “Purchasing the contract” in the Prospectus.

For additional information about the optional benefits see “How you can purchase and contribute to your contract” in “Purchasing the Contract” in the Prospectus. See also “Death Benefits” and “Living Benefits” in “Benefits available under the contract” in the Prospectus.

TAXES
Tax Implications
You should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the contract. There is no additional tax benefit to you if the contract is purchased through a tax-qualified
plan or individual retirement account (IRA). Withdrawals will be subject to ordinary income tax and may be subject to tax penalties. Generally, you are not taxed until you make a withdrawal from the contract.

For additional information about tax implications see “Tax information” in the Prospectus.

CONFLICTS OF INTEREST
Investment Professional Compensation
Some financial professionals may receive compensation for selling the contract to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this contract over another investment.

For additional information about compensation to financial professionals see “Distribution of the contracts” in “More information” in the Prospectus.

Exchanges
Some financial professionals may have a financial incentive to offer a new contract in place of the one you already own. You should only exchange your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is preferable to purchase the new contract rather than continue to own your existing contract.

For additional information about exchanges see “Charge for third-party transfer or exchange” in “Charges and expenses” in the Prospectus.

Overview of the contract

Purpose of the Contract

The contract is designed to help you accumulate assets through investments in underlying Portfolios and the guaranteed interest option during the accumulation phase. It can provide or supplement your retirement income by providing a stream of income payments during the annuity phase. It also provides death benefits to protect your beneficiaries and living benefits to protect your access to income. The contract may be appropriate if you have a long-term investment horizon. It is not intended for people who may need to access invested funds within a short-term timeframe or frequently, or who intend to engage in frequent transfers of the underlying Portfolios.

Phases of the Contract

The contract has two phases: an accumulation (savings) phase and an income (annuity) phase.

Accumulation (Savings) Phase

During the accumulation phase, you can allocate your contributions to one or more of the available investment options, which include:

•	Protection with Investment Performance account variable investment options (used to fund Guaranteed benefits);

•	Investment account variable investment options;

•	Guaranteed interest option; and

•	the account for dollar cost averaging.

For additional information about each underlying Portfolio see Appendix “Portfolio Companies available under the contract.”

Income (Annuity) Phase

You enter the income phase when you annuitize your contract. During the income phase, you will receive a stream of fixed income payments for the annuity payout period of time you elect. You can elect to receive annuity payments (1) for life; (2) for life with a certain minimum number of payments; or (3) for life with a certain amount of payment. Please note that when you annuitize, your investments are converted to income payments and you will no longer be able to make any additional withdrawals from your contract. All accumulation phase benefits terminate upon annuitization and the contract has a maximum annuity commencement date.

Contract Features

The contract provides for the accumulation of retirement savings and income. The contract offers income and death benefit protection, offers various payout options and a credit and Earnings bonus (Series CP
®
contracts only).
Contract Classes

You can purchase one of five contract classes that have different ongoing fees and withdrawal charges. For example, the contract offers Series B with a 7 year withdrawal charge period and a 1.30% contract fee, Series CP
®
with a 9 year withdrawal charge period and a 1.55% contract fee, Series L with a 4 year withdrawal charge period and a 1.65% contract fee, Series C with no withdrawal charge and a 1.70% contract fee and Series ADV with no withdrawal charge and a 0.65% contract fee. If you purchase a Series CP
®
contract, we will add a credit to your contributions and may add a bonus to your earnings. Fees and charges for the Series CP
®
contract are higher than for the Series B contract, the amount of the credits may be more than offset by these higher fees and charges, and credits may be recaptured upon free look, annuitization, and death.

Access to Your Money

During the accumulation phase you can take withdrawals from your contract. Withdrawals will reduce your account value and may be subject to withdrawal charges, income taxes and a tax penalty if you are younger than 59
1
⁄
2
. Withdrawals may also reduce (possibly on a greater than
dollar-for-dollar
basis) or terminate any guaranteed benefits.

Death Benefits

Your contract includes a standard death benefit that pays your beneficiaries an amount equal to your Investment account value. For an additional fee, you can purchase other death benefits called Guaranteed minimum death benefits (“GMDBs”) that provide different minimum payment guarantees.

Living Benefits

A living benefit called the Guaranteed Income Benefit (“GIB”) is available with the contract for an additional charge. The GIB is a benefit that guarantees, subject to certain restrictions, annual lifetime payments or “Lifetime GIB payments”. The minimum guarantee provided by this benefit may never come into effect.

Rebalancing and Dollar Cost Averaging

You can elect to have your account value automatically rebalanced at no additional charge. We offer two rebalancing programs that you can use to automatically reallocate your Investment account value among your Investment account variable investment options and the guaranteed interest option. You can also elect to allocate your investments using a dollar cost averaging program at no additional charge. Generally, you may not elect both a dollar cost averaging program and a rebalancing option.

Other contracts

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, and have fees and charges, that are different from those in the contracts offered by this Prospectus. Not every contract we issue, including some described in this Prospectus, is offered through every selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding our other annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of our annuity contracts.

You should work with your financial professional to decide whether one or more optional benefits are appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

Fee based programs

You may purchase a Series ADV contract only if you are a participant in an account established under a fee-based program sponsored and maintained by a registered broker-dealer or other financial intermediary we approve. If you elect to pay the advisory fee from your account value, then this deduction will be treated as a withdrawal and will reduce the standard death benefit and the Guaranteed benefits, and may also be subject to federal and state income taxes and a 10% federal penalty tax.

Fee table

The following tables describe the fees and expenses that you will pay when buying, owning, surrendering or making withdrawals from the contract. Each of the charges and expenses is more fully described in “Charges and expenses”. The fees and expenses for the Series ADV do not reflect any advisory fees paid to investment advisors from the account value or other assets of the owner and the cumulative effect of these charges could increase the overall cost of an Series ADV contract. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

The first table describes fees and expenses that you will pay at the time that you surrender the contract or if you make certain withdrawals, transfers or request special services. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.

Transaction Expenses
	Series B	Series CP ®	Series L	Series C	Series ADV
Sales Load Imposed on Purchases	None	None	None	None	None
Withdrawal Charge (as a percentage of contributions withdrawn) (1)	7%	8%	8%	None	None
Transfer Fee (2)	$35	$35	$35	$35	$35
Special Service Charges (3)	$90	$90	$90	$90	$90

(1)
The charge percentage we use is determined by the number of years since receipt of the contribution to which the charge relates if you make a withdrawal, surrender your contract to receive its cash value, or, if offered, surrender your contract to apply your cash value to a non-life
contingent annuity payment option. For each contribution, we consider the year in which we receive that contribution to be “year 1”.

	charge as a % of contribution for each year following contribution
	1	2	3	4	5	6	7	8	9	10+
Series B	7%	7%	6%	6%	5%	3%	1%	0%	0%	0%
Series CP ®	8%	8%	7%	6%	5%	4%	3%	2%	1%	0%
Series L	8%	7%	6%	5%	0%	0%	0%	0%	0%	0%

(2)
Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for transfers in excess of 12 transfers per contract year. We will charge no more than $35 for each transfer at the time each transfer is processed. See “Transfer charge” under “Charges that the Company deducts” in “Charges and expenses”.

(3)
Special service charges include (1) express mail charge; (2) wire transfer charge; (3) duplicate contract charge; and (4) check preparation charge. These charges may increase over time to cover our administrative costs. We may discontinue these services at any time.

The next table describes the fees and expenses that you will pay each year
during the time that you own the contract (not including Portfolio fees and expenses). If you choose to purchase an optional benefit, you will pay additional charges, as shown below.

Annual Contract Expenses
	Series B	Series CP ®	Series L	Series C	Series ADV
Annual Administrative Charge (1)	$30 (1)	$30 (1)	$30 (1)	$30 (1)	$30 (1)
Base Contract Expenses (as a percentage of daily net assets in the variable investment options)	1.30%	1.55%	1.65%	1.70%	0.65%
Optional Benefits Expenses (as a percentage of the benefit base) (2)(3)

Guaranteed minimum death benefit charges

Return of Principal death benefit	No additional charge	No additional charge	No additional charge	No additional charge	No additional charge

Highest Anniversary Value death benefit	0.25%	0.25%	0.25%	0.25%	0.25%

“Greater of” death benefit	1.10% (4)	1.10% (4)	1.10% (4)	1.10% (4)	1.10% (4)

Guaranteed income benefit charge	1.25% (5)	1.25% (5)	1.25% (5)	1.25%	1.25%

(1)
The annual administrative charge is deducted from your account value on each contract date anniversary. If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the administrative charge for that year. If your account value on a contract date anniversary is $50,000 or more there is no charge. During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.

(2)
The benefit base is not an account value or cash value. Your initial benefit base is equal to your initial contribution or transfer to the Protection with Investment Performance account variable investment options and amounts in a Special DCA program designated for transfers to the Protection with Investment Performance account variable investment options. For Series CP
®
contracts, your initial benefit base does not include the credit. Subsequent adjustments to the applicable benefit base and the investment performance of the Protection with Investment Performance account may result in a benefit base that is significantly different from your total contributions or future transfers to, or account value in, the Protection with Investment Performance account. See “Guaranteed minimum death benefits” and “Guaranteed income benefit” in “Purchasing the Contract”.

(3)
Deducted annually on each contract date anniversary for which the benefit is in effect. If the contract is surrendered or annuitized, or a death benefit is paid, or the benefit is dropped (if applicable), on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

(4)
The current charge is equal to 0.95%. We reserve the right to increase or decrease this charge at any time after your second contract date anniversary. See “Guaranteed income benefit charge” and “Greater of death benefit” in “Charges and expenses”.

(5)
The current charge is equal to 0.95% of the GIB benefit base in effect on each contract date anniversary. If you have this benefit, but do not fund it until after your contract date anniversary, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit. We reserve the right to increase the charge for this benefit up to a maximum of 1.25%. We reserve the right to increase or decrease this charge any time after your second contract date anniversary. See “Guaranteed income benefit charge” in “Charges and expenses”.

The next item shows the minimum and maximum total operating expenses charged by the underlying Portfolios that you may pay periodically during the time that you own the contract. A complete list of Portfolios available under the contact, including their annual expenses, may be found at the back of this document. See Appendix “Portfolio Companies available under the contract.” These expenses are for the period ended December 31, 2022, and may fluctuate from year to year.

Annual Portfolio Expenses
	Minimum	Maximum
Annual Portfolio Expenses prior to Expense Limitation Arrangement (expenses that are deducted from Portfolio assets including management fees, 12b-1 fees, service fees, and other expenses) (*)	0.56%	2.54%

Annual Portfolio Expenses after Expense Limitation Arrangement (expenses that are deducted from Portfolio assets including management fees, 12b-1 fees, service fees, and other expenses) (*)	0.54%	1.90%

(*)
“Annual Portfolio Expenses” are based, in part, on estimated amounts of such expenses. Pursuant to a contract, Equitable Investment Management Group, LLC has agreed to make payments or waive its management, administrative and other fees to limit the expenses of certain affiliated Portfolios through April 30, 2024 (“Expense Limitation Arrangement”) (unless the Trust’s Board of Trustees consents to an earlier revision or termination of this agreement). The Expense Limitation Arrangement may be terminated by Equitable Investment Management Group, LLC at any time after April 30, 2024. The Expense Limitation Arrangement does not apply to unaffiliated Portfolios.

Example

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses, annual contract expenses, and annual Portfolio expenses. The examples for the Series ADV do not reflect any advisory fees paid to investment advisors from the account value or other assets of the owner; however, if they did the expenses shown could be higher.

These Examples assume that you invest $100,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assumes the most expensive combination of annual Portfolio expenses, as well as, the “Greater of” death benefit and GIB (both at their maximum charge).

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	If you surrender your contract or annuitize (under a non-life option) at the end of the applicable time period				If you do not surrender your contract
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
SeriesB	$12,079	$21,851	$32,520	$61,335	$5,079	$15,851	$27,520	$61,335
SeriesL	$13,447	$22,920	$29,237	$64,386	$5,447	$16,920	$29,237	$64,386
SeriesCP ®	$13,454	$23,959	$34,335	$64,766	$5,454	$16,959	$29,335	$64,766
SeriesC	$5,499	$17,072	$29,480	$64,813	$5,499	$17,072	$29,480	$64,813
SeriesADV	$4,397	$13,845	$24,258	$55,350	$4,397	$13,845	$24,258	$55,350

The Company

Equitable America is an Arizona stock life insurance corporation organized in 1969 with an administrative office located at 8501 IBM Drive, Suite 150-GR, Charlotte, NC 28262-4333.

Equitable Financial is a New York stock life insurance corporation doing business since 1859 with its home office located at 1290 Avenue of the Americas, New York, NY 10104. We are an indirect wholly owned subsidiaries of Equitable Holdings, Inc.

We are licensed to sell life insurance and annuities in all 50 states (except Equitable America is not licensed in the state of New York), the District of Columbia, Puerto Rico and the U.S. Virgin Islands. No other company has any legal responsibility to pay amounts that the Company owes under the contracts. The Company is solely responsible for paying all amounts owed to you under the contract.

How to reach us

Please communicate with us at the mailing addresses listed below for the purposes described. You can also use our Equitable Client portal to access information about your account and to complete certain requests through the internet. Certain methods of contacting us, such as by telephone or electronically, may be unavailable, delayed or discontinued. For example, our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing. In addition, the level and type of service available may be restricted based on criteria established by us. In order to avoid delays in processing, please send your correspondence and check to the appropriate location, as follows:

For correspondence with checks:

For contributions sent by regular mail:

Retirement Service Solutions P.O. Box 1424 Charlotte, NC 28201

For contributions sent by express delivery:

Retirement Service Solutions 8501 IBM Dr, Ste 150-IR Charlotte, NC 28262

For correspondence without checks:

For all other communications (e.g., requests for transfers, withdrawals, or required notices) sent by regular mail:

Retirement Service Solutions P.O. Box 1016 Charlotte, NC 28201

For all other communications (e.g., requests for transfers, withdrawals, or required notices) sent by express delivery:

Retirement Service Solutions 8501 IBM Dr, Ste 150-IR Charlotte, NC 28262

Your correspondence will be picked up at the mailing address noted above and delivered to our processing office. Your correspondence, however, is not considered received by us until it is received at our processing office. Where this Prospectus refers to the day when we receive a contribution, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our processing office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day, or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day. Our processing office is: 8501 IBM Dr, Ste 150-IR, Charlotte, NC 28262.
Reports we provide:

•	written confirmation of financial transactions and certain non-financial transactions;

•	statement of your contract values at the close of each calendar year, and any calendar quarter in which there was a financial transaction; and

•	annual statement of your contract values as of the close of the contract year.

For jointly owned contracts (if applicable), we provide reports to the primary joint owner’s address on file.

Equitable Client portal:

With your Equitable Client portal account you can expect:

•	Account summary . View your account values, and select accounts for additional details.

•	Messages and alerts . Stay up to date with messages on statement availability, investment options and important account information.

•	Profile changes . Now it’s even easier to keep your information current, such as your email address, street address and eDelivery preferences.

•	Manage your account . Convenient access to service options for a policy or contract, from viewing account details and documents to completing financial transactions.

•	Investments details . Intuitive charts show the breakdown of your key investments.

Don’t forget to sign up for eDelivery!
Visit equitable.com and click sign in to register today.

Equitable Client portal is normally available seven days a week, 24 hours a day. Of course, for reasons beyond our control, this service may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by the internet are genuine. For example, we will require certain personal identification information before we will act on internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to this service if we determine that you engaged in a disruptive transfer activity, such as “market timing.” See “Disruptive transfer activity” in “Transferring your money among investment options” for more information.

Customer service representative:

You may also use our toll-free number
(1-800-789-7771)
to speak with one of our customer service representatives. Our customer service representatives are available on the following business days:

•	Monday through Thursday from 8:30 a.m. until 7:00 p.m., Eastern time.

•	Friday from 8:30 a.m. until 5:30 p.m., Eastern time.

We generally require that the following types of communications be on specific forms we provide for that purpose:

(1)	authorization for telephone transfers by your financial professional;

(2)	conversion of a traditional IRA to a Roth IRA contract;

(3)	election of the automatic investment program;

(4)	tax withholding elections (see withdrawal request form);

(5)	election of the Beneficiary continuation option;

(6)	IRA contribution recharacterizations;

(7)	Section 1035 exchanges;

(8)	direct transfers and specified direct rollovers;

(9)
requests to opt out of an automatic reset that is subject to an increase in a charge or reinstate automatic resets for both your GIB benefit base and your
Roll-up
to age 85 benefit base (used to calculate the “Greater of” death benefit);

(10)	death claims;

(11)	change in ownership (NQ only, if available under your contract);

(12)	purchase by, or change of ownership to, a non-natural owner;

(13)	requests for enrollment in either our Maximum payment plan or Customized payment plan under the Guaranteed income benefit;

(14)	requests to drop or change your Guaranteed benefits;

(15)	requests to collaterally assign your NQ contract;

(16)	requests to transfer, reallocate, rebalance, make subsequent contributions and change your future allocations (except that certain transactions may be permitted through the Equitable Client portal);

(17)	requests to enroll in or cancel the Systematic transfer program;

(18)	transfers into and among the investment options; and

(19)	withdrawal requests.

We also have specific forms that we recommend you use for the following types of requests:

(1)	beneficiary changes;

(2)	contract surrender;

(3)	general dollar cost averaging;

(4)	special dollar cost averaging (if available);

(5)	special money market dollar cost averaging (if available); and

(6)	Investment simplifier.

To cancel or change any of the following, we require written notification generally at least seven calendar days before the next scheduled transaction:

(1)	automatic investment program;

(2)	general dollar cost averaging (including the fixed dollar and interest sweep options);

(3)	special dollar cost averaging (if available);

(4)	special money market dollar cost averaging (if available);

(5)	substantially equal withdrawals;

(6)	systematic withdrawals;

(7)	the date annuity payments are to begin; and

(8)	RMD payments from inherited IRAs.

To cancel or change any of the following, we require written notification at least 30 calendar days prior to your contract date anniversary:

(1)	opt out of an automatic reset of your GIB benefit base and your Roll-up to age 85 benefit base (used to calculate your “Greater of” death benefit) that is subject to an increase in a charge.

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take. Some requests may be completed online; you can use our Equitable Client portal to contact us and to complete such requests through the internet. In the future, we may require that certain requests be completed online.

Signatures:

The proper person to sign forms, notices and requests would normally be the owner. If there are joint owners, both must sign.

eDelivery:

You can register to receive statements and other documents electronically. You can do so by visiting our website at www.equitable.com.

1.
Purchasing the Contract

How you can purchase and contribute to your contract

You may purchase a contract by making payments to us that we call “contributions.” We can refuse to accept an application from you or any contribution from you at any time, including after you purchase the contract. We require a minimum contribution amount for each type of contract purchased. Maximum contribution limitations also apply. The tables in Appendix “Rules regarding contributions to your contract” summarize our current rules regarding contributions to your contract, which are subject to change. Both the owner and annuitant named in the contract must meet the issue age requirements shown in the table, and contributions are based on the age of the older of the original owner and annuitant.

We reserve the right to change our current limitations on your contributions and to discontinue acceptance of contributions.

We currently do not accept any contribution to your contract if: (i) the aggregate contributions under one or more Retirement Cornerstone
®
Series contracts with the same owner or annuitant would then total more than $1,500,000, or (ii) the aggregate contributions under all our annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000. We may waive these and other contribution limitations based on certain criteria that we determine, including Guaranteed benefits, issue age, aggregate contributions, variable investment option allocations and selling broker-dealer compensation. These and other contribution limitations may not be applicable in your state. For a state-by-state
description of all material variations of the contracts, see Appendix “State contract availability and/or variations of certain features and benefits”.

You may not contribute or transfer more than $1,500,000 to your Protection with Investment Performance variable investment options and a Special DCA program with amounts designated for the Protection with Investment Performance variable investment options.

Once a withdrawal is taken from your Protection with Investment Performance account, you cannot make additional contributions to your Protection with Investment Performance account, either directly or through a new Special DCA program. You may, however, be able to continue to make transfers from your Investment Performance account to the Protection with Investment Performance variable investment options until such time you make a subsequent contribution to your Investment Performance account. Scheduled transfers from an existing Special DCA program will continue through to the program’s conclusion.

We may accept less than the minimum initial contribution under a contract if an aggregate amount of Retirement Cornerstone
®
Series contracts, respectively, purchased at the same time by an individual (including spouse) meet the minimum.

The “owner” is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits. The “annuitant” is the person who is the measuring life for determining the contract’s maturity date. The annuitant is not necessarily the contract owner. Where the owner of a contract is non-natural,
the annuitant is the measuring life for determining contract benefits.

Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to:

•	Change our contribution requirements and limitations and our transfer rules, including to:

—	increase or decrease our minimum contribution requirements and increase or decrease our maximum contribution limitations;

—	discontinue the acceptance of subsequent contributions to the contract;

—	discontinue the acceptance of subsequent contributions and/or transfers into one or more of the variable investment options and/or guaranteed interest option; and

—	discontinue the acceptance of subsequent contributions and/or transfers into the Protection with Investment Performance variable investment options.

•	Default certain contributions and transfers designated for a Protection with Investment Performance variable investment option(s) to the corresponding Investment Performance variable investment option(s), which invests in the same underlying Portfolio(s). See “Automatic Quarterly Rebalancing” under “Allocating your contributions”.

•	Further limit the number of variable investment options you may invest in at any one time.

•	Limit or terminate new contributions or transfers to an investment option.

We reserve the right in our sole discretion to discontinue the acceptance of, and/or place limitations on contributions and transfers into the contract and/or certain investment options. If you have one or more Guaranteed benefits and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract and/or contributions and/or transfers into the Protection with Investment Performance variable investment options, you may no longer be able to fund your Guaranteed benefit(s). This means that if you have not yet allocated amounts to the Protection with Investment Performance variable investment options, you may not be able to fund your Guaranteed benefit(s). This also means that if you have already funded your Guaranteed benefits by allocating amounts to the Protection with

Investment Performance variable investment options, you may no longer be able to increase your Protection with Investment Performance account value and the benefit bases associated with your Guaranteed benefits through contributions and transfers.

Owner and annuitant requirements

Under NQ contracts, the annuitant can be different from the owner. Only natural persons can be joint owners. This means that an entity such as a corporation cannot be a joint owner. For Series C and Series ADV contracts, we do not permit partnerships or limited liability corporations to be owners. We also reserve the right to prohibit availability of this contract to other non-natural
owners.

Owners which are not individuals may be required to document their status to avoid 30% FATCA withholding from U.S.-source income.

For NQ contracts (with a single owner, joint owners, or a
non-natural
owner) we permit the naming of joint annuitants only when the contract is purchased through an exchange that is intended not to be taxable under Section 1035 of the Internal Revenue Code and only where the joint annuitants are spouses.

Under all IRA contracts, the owner and annuitant must be the same person. In some cases, an IRA contract may be held in a custodial individual retirement account for the benefit of the individual annuitant. See “Inherited IRA Beneficiary continuation contract” for Inherited IRA owner and annuitant requirements.

For the Spousal continuation feature to apply, the spouses must either be joint owners, or, for Single owner contracts, the surviving spouse must be the sole primary beneficiary. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules. Certain same-sex
civil union and domestic partners may not be eligible for tax benefits under federal law and in some circumstances will be required to take post-death distributions that dilute or eliminate the value of the contractual benefit.

In general, we will not permit a contract to be owned by a minor unless it is pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act in your state.

Under QP contracts, the owner must be the qualified plan trust and the annuitant must be a plan participant/employee. See Appendix “Purchase considerations for QP contracts” for more information regarding QP contracts.

Certain benefits under your contract, as described in this Prospectus, are based on the age of the owner. If the owner of the contract is not a natural person, these benefits will be based on the age of the annuitant. Under QP contracts, all benefits are based on the age of the annuitant. In this Prospectus, when we use the terms owner
and
joint owner
, we intend these to be references to
annuitant
and
joint annuitant
, respectively, if the contract has a
non-natural
owner. Unless otherwise stated, if the contract is jointly owned or is issued to a non-natural
owner, benefits are based on the age of the older joint owner or older joint annuitant, as applicable.
Purchase considerations for a charitable remainder trust

(This section only applies to Series B, Series L, and Series ADV contracts.)

If you are purchasing the contract to fund a charitable remainder trust and allocate any account value to the Protection with Investment Performance account, you should strongly consider “split-funding”: that is, the trust holds investments in addition to this contract. Charitable remainder trusts are required to make specific distributions. The charitable remainder trust annual distribution requirement may be equal to a percentage of the donated amount or a percentage of the current value of the donated amount. The required distribution may have an adverse impact on the value of your Guaranteed benefits.

Series CP
®
and Series C contracts are not available for purchase by charitable remainder trusts.

How you can make your contributions

Except as noted below, contributions must be by check drawn on a U.S. bank, in U.S. dollars, and made payable to the Company (for subsequent contributions please write your contract number on the check). We may also apply contributions made pursuant to an intended Section 1035 tax-free
exchange or a direct transfer. For an IRA contract (traditional or Roth) your initial contribution must be a direct transfer contribution from another IRA contract (traditional or Roth, as the case may be) or a rollover from an IRA or other eligible retirement plan. We do not accept starter checks or travelers’ checks. All checks are subject to our ability to collect the funds. We reserve the right to reject a payment if it is received in an unacceptable form or not in accordance with our administrative procedures.

If your contract is sold by a financial professional of Equitable Advisors, Equitable Advisors will direct us to hold your initial contribution, whether received via check or wire, in a non-interest
bearing “Special Bank Account for the Exclusive Benefit of Customers” while Equitable Advisors ensures your application is complete and that suitability standards are met. Equitable Advisors will either complete this process or instruct us to return your contribution to you within the applicable Financial Industry Regulatory Authority, Inc. (“FINRA”) time requirements. Upon timely and successful completion of this review, Equitable Advisors will instruct us to transfer your contribution into our non-interest
bearing suspense account and transmit your application to us, so that we can consider your application for processing.

The “contract date” is the effective date of a contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract. The 12 month period beginning on your contract date and each 12 month period after that date is a “contract year.” The end of each 12 month period is your “contract date anniversary.” For example, if your contract date is May 1, your contract date anniversary is April 30.

If your application is in good order when we receive it for application processing purposes, your contribution will be applied within two business days. If any information we require to issue your contract is missing or unclear, we will hold your contribution while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you, unless you or your financial professional acting on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

If your financial professional is with a selling broker-dealer other than Equitable Advisors, your initial contribution must generally be accompanied by a completed application and any other form we need to process the payments. If any information is missing or unclear, we will hold the contribution, whether received via check or wire, in a non-interest
bearing suspense account while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you unless you or your financial professional on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

Our “business day” is generally any day the NYSE is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the SEC. We may also close early due to such emergency conditions. For more information about our business day and our pricing of transactions, please see “Dates and prices at which contract events occur” in “More information”.

What are your investment options under the contract?

Your investment options are the following:

•	Protection with Investment Performance variable investment options (used to fund Guaranteed benefits);

•	Investment Performance variable investment options;

•	Guaranteed interest option;

•	the account for special money market dollar cost averaging (Series C, Series CP ® and Series ADV contracts only); and

•	the account for special dollar cost averaging (Series B and Series L contracts only).

As noted throughout this Prospectus, all eligible contracts will be issued with the GIB unless you opt out at the time you apply for your contract. Also, all eligible contracts will be issued with the Return of Principal death benefit unless you make an alternate election of the Highest Anniversary Value death benefit or “Greater of” death benefit. Your Guaranteed benefits do not need to be funded at issue. Also, any applicable charges will not be assessed until you fund your Protection with Investment Performance account. The Protection with Investment Performance variable investment options are used to fund these benefits.

Only amounts you allocate to the Protection with Investment Performance variable investment options and amounts in a Special DCA program designated for future transfers to the Protection with Investment Performance variable investment options will fund your Guaranteed benefits. These amounts will be included in the respective benefit bases of your Guaranteed benefits and will become part of your Protection with Investment Performance account value. All amounts allocated to the Protection with Investment Performance variable investment options and amounts in a Special DCA program designated for Protection with Investment Performance variable investment options are subject to the terms and conditions of the Guaranteed benefits under your contract.

If you allocate to investment options available to fund your Guaranteed benefits, you may later decide to change your allocation instructions in order to increase, decrease or stop the funding of your Guaranteed benefits. Also, if you have a Guaranteed benefit, there is no requirement that you must fund it either at issue or on any future date.

If you have a Guaranteed benefit and allocate any amount to the Protection with Investment Performance variable investment options or a Special DCA program with amounts designated for future transfers to the Protection with Investment Performance variable investment options, you are funding the Guaranteed benefits under your contract. No other action is required of you. If you do not wish to fund a Guaranteed benefit, you should not allocate contributions or make transfers to your Protection with Investment Performance account. See “Allocating your contributions”.

Once you allocate amounts to the Protection with Investment Performance variable investment options, such amounts may be transferred among the Protection with Investment Performance variable investment options in accordance with our Custom Selection Rules, but may not be transferred to the Investment Performance variable investment options or the guaranteed interest option. In addition, we may at any time exercise our right to limit or terminate transfers into any of the variable investment options. For more information, see “Transferring your money among investment options”.

If you decide to participate in a Special DCA program, any amounts allocated to the program that are designated for future transfers to the Protection with Investment Performance variable investment options will be included in the Protection with Investment Performance account value. Any amounts allocated to a Special DCA program that are designated for future transfers to the Investment Performance variable investment options and the guaranteed interest option will be included in your Investment Performance account value. As discussed in this section, the Special DCA programs allow you to gradually allocate amounts to available investment options through periodic transfers. You can allocate to either or both Investment Performance and Protection with Investment Performance variable investment options as part of your Special DCA program. See “Allocating your contributions”.

Variable investment options

Your investment results in any one of the variable investment options will depend on the investment performance of the underlying Portfolios. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option.

We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the variable investment options (including the Protection with Investment Performance account variable investment options) and to limit the number of variable investment options which you may select.

Portfolios of the Trusts

We offer both affiliated and unaffiliated Trusts, which in turn offer one or more Portfolios. Equitable Investment Management Group, LLC (“Equitable IMG”), a wholly owned subsidiary of the Company, serves as the investment adviser of the Portfolios of EQ Premier VIP Trust (subject to approval, effective in early November 2023, a reorganization of each of the portfolios of the EQ Premier VIP Trust into a substantially identical newly-created portfolio of EQ Advisors Trust will occur) and EQ Advisors Trust (collectively the “affiliated Trust”). For some affiliated Portfolios, Equitable IMG has entered into sub-advisory agreements with one or more other investment advisers (the “sub-advisers”) to carry out investment decisions for the Portfolios. As such, among other responsibilities, Equitable IMG oversees the activities of the sub-advisers with respect to the affiliated Trust and is responsible for retaining or discontinuing the services of those sub-advisers.

Information regarding each of the currently available Portfolios, their type, their investment adviser(s) and/or subadviser(s), their current expenses, and their current performance is available in an appendix to the prospectus. See Appendix “Portfolio Companies available under the contract.”

Each Portfolio has issued a prospectus that contains more detailed information about the Portfolio. You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. In order to obtain copies of the Portfolios’ prospectuses, you may call one of our customer service representatives at 1-800-789-7771, or visit www.equitable.com/ICSR#EQH146634.

You should be aware that Equitable Advisors and Equitable Distributors, LLC (“Equitable Distributors”), (together, the “Distributors”) directly or indirectly receive 12b-1 fees from affiliated Portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed 0.25% of the Portfolios’ average daily net assets. The affiliated Portfolios’ sub-advisers and/or their affiliates may also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the sub-advisers’ respective Portfolios. In addition, Equitable IMG receives advisory fees and Equitable Investment Management, LLC, an affiliate of Equitable IMG, receives administration fees in connection with the services to the affiliated Portfolios. As such, it is generally more profitable for us to offer affiliated Portfolios than to offer unaffiliated Portfolios.

The Company or the Distributors may directly or indirectly receive 12b-1 fees and additional payments from certain unaffiliated Portfolios, their advisers, sub-advisers, distributors or affiliates, for providing certain administrative, marketing, distribution and/or shareholder support services. These fees and payments range from 0% to 0.60% of the unaffiliated Portfolios’ average daily net assets. The Distributors may also receive payments from the advisers or sub-advisers of the unaffiliated Portfolios or their affiliates for certain distribution services, including expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers’ respective Portfolios.

As a contract owner, you may bear the costs of some or all of these fees and payments through your indirect investment in the Portfolios. (See the Portfolios’ prospectuses for more information.) These fees and payments, as well as the Portfolios’ investment management fees and administrative expenses, will reduce the underlying Portfolios’ investment returns. The Company may profit from these fees and payments. The Company considers the availability of these fees and payment arrangements during the selection process for the underlying Portfolios. These fees and payment arrangements may create an incentive for us to select Portfolios (and classes of shares of Portfolios) that pay us higher amounts.

Some affiliated Portfolios invest in other affiliated Portfolios (the ”EQ Fund of Fund Portfolios”). The EQ Fund of Fund Portfolios offer contract owners a convenient opportunity to invest in other Portfolios that are managed and have been selected for inclusion in the EQ Fund of Fund Portfolios by Equitable IMG. Equitable Advisors, an affiliated broker-dealer of the Company, may promote the benefits of such Portfolios to contract owners and/or suggest that contract owners consider whether allocating some or all of their Total account value to such Portfolios is consistent with their desired investment objectives. In doing so, the Company, and/or its affiliates, may be subject to conflicts of interest insofar as the Company may derive greater revenues from the EQ Fund of Fund Portfolios than certain other Portfolios available to you under your contract. Please see “Allocating your contributions” for more information about your role in managing your allocations.

As described in more detail in the Portfolio prospectuses, the EQ Managed Volatility Portfolios may utilize a proprietary volatility management strategy developed by Equitable IMG (the “EQ volatility management strategy”) and, in addition, certain EQ Fund of Fund Portfolios may invest in affiliated Portfolios that utilize this strategy. The EQ volatility management strategy employs various volatility management techniques, such as the use of ETFs or futures and options, to reduce the Portfolio’s equity exposure during periods when certain market indicators indicate that market volatility above specific thresholds set for the Portfolio. When market volatility is increasing above the specific thresholds set for a Portfolio utilizing the EQ volatility management strategy, the adviser of the Portfolio may reduce equity exposure. Although this strategy is intended to reduce the overall risk of investing in the Portfolio, it may not effectively protect the Portfolio from market declines and may increase its losses. Further, during such times, the Portfolio’s exposure to equity securities may be less than that of a traditional equity portfolio. This may limit the Portfolio’s participation in market gains and result in periods of underperformance, including those periods when the

specified benchmark index is appreciating, but market volatility is high. It may also impact the value of certain guaranteed benefits, as discussed below.

You should be aware that having the GIB and/or certain other guaranteed benefits limits your ability to invest in some of the variable investment options that would otherwise be available to you under the contract. See “Allocating your contributions” under “Purchasing the Contract” for more information about the investment restrictions under your contract.

Portfolios that utilize the EQ volatility management strategy (or, in the case of certain EQ Fund of Fund Portfolios, invest in other Portfolios that use the EQ volatility management strategy) and investment option restrictions in connection with any guaranteed benefit that include these Portfolios are designed to reduce the overall volatility of your Total account value and provide you with risk-adjusted returns over time. The reduction in volatility helps us manage the risks associated with providing guaranteed benefits during times of high volatility in the equity market. During rising markets, the EQ volatility management strategy, however, could result in your Total account value rising less than would have been the case had you been invested in a Portfolio that does not utilize the EQ volatility management strategy (or, in the case of the EQ Fund of Fund Portfolios, invest exclusively in other Portfolios that do not use the EQ volatility management strategy).
This may effectively suppress the value of guaranteed benefit(s) that are eligible for periodic benefit base resets because your benefit base is available for resets only when your Protection with Investment Performance account value is higher.
Conversely, investing in investment options that use the EQ volatility management strategy may be helpful in a declining market when high market volatility triggers a reduction in the investment option’s equity exposure because during these periods of high volatility, the risk of losses from investing in equity securities may increase. In these instances, your Total account value may decline less than would have been the case had you not been invested in investment options that use the EQ volatility management strategy.

Please see the underlying Portfolio prospectuses for more information in general, as well as more information about the EQ volatility management strategy. Please further note that certain other affiliated Portfolios, as well as unaffiliated Portfolios, may utilize volatility management techniques that differ from the EQ volatility management strategy. Such techniques could also impact your Total account value and guaranteed benefit(s), if any, in the same manner described above. Please see the Portfolio prospectuses for more information about the Portfolios’ objective and strategies.

Asset Transfer Program.
 Portfolio allocations in certain of our variable annuity contracts with guaranteed benefits are subject to our Asset Transfer Program (ATP) feature. The ATP helps us manage our financial exposure in connection with providing certain guaranteed benefits, by using predetermined mathematical formulas to move account value between the EQ/Ultra Conservative Strategy Portfolio (an investment option utilized solely by the ATP) and the other Portfolios offered under those contracts. You should be aware that operation of the predetermined mathematical formulas underpinning the ATP has the potential to adversely impact the Portfolios, including their performance, risk profile and expenses. This means that Portfolio investments in contracts with no ATP feature, such as yours, could still be adversely impacted. Particularly during times of high market volatility, if the ATP triggers substantial asset flows into and out of a Portfolio, it could have the following effects on all contract owners invested in that Portfolio:

(a)
By requiring a Portfolio sub-adviser to buy and sell large amounts of securities at inopportune times, a Portfolio’s investment performance and the ability of the sub-adviser to fully implement the Portfolio’s investment strategy could be negatively affected; and

(b)
By generating higher turnover in its securities or other assets than it would have experienced without being impacted by the ATP, a Portfolio could incur higher operating expense ratios and transaction costs than comparable funds. In addition, even Portfolios structured as funds-of-funds that are not available for investment by contract owners who are subject to the ATP could also be impacted by the ATP if those Portfolios invest in underlying funds that are themselves subject to significant asset turnover caused by the ATP. Because the ATP formulas generate unique results for each contract, not all contract owners who are subject to the ATP will be affected by operation of the ATP in the same way. On any particular day on which the ATP is activated, some contract owners may have a portion of their account value transferred to the EQ/Ultra Conservative Strategy Portfolio investment option and others may not. If the ATP causes significant transfers of total account value out of one or more Portfolios, any resulting negative effect on the performance of those Portfolios will be experienced to a greater extent by a contract owner (with or without the ATP) invested in those Portfolios whose account value was not subject to the transfers.

Guaranteed interest option

The guaranteed interest option is part of our general account and pays interest at guaranteed rates. We discuss our general account under “More information”. Any amounts allocated to the guaranteed interest option will not be included in your Protection with Investment Performance account value.

We credit interest daily to amounts in the guaranteed interest option. The minimum rate may vary depending on your contract issue date but it will be shown on the data page for your contract and will never be less than 1.0%. We set current interest rates periodically, based on our sole discretion and according to our procedures that we have in effect at the time. We reserve the right to change these procedures. All interest rates are effective annual rates, but before the deduction of annual administrative charges and any withdrawal charges (if applicable).

We assign an interest rate to each amount allocated to the guaranteed interest option. This rate is guaranteed for a specified period. Therefore, different interest rates may apply to different amounts in the guaranteed interest option.

Generally, contributions and transfers into and out of the guaranteed interest option are limited. See “Transferring your money among the investment options” for restrictions on transfers from the guaranteed interest option.

Account for special dollar cost averaging.
(Series B and L contracts only) The account for special dollar cost averaging is part of our general account. We pay interest at enhanced guaranteed rates in this account for specified time periods. However, we are under no obligation to offer enhanced guaranteed rates at any point in time. We will credit interest to the amounts that you have in the account for special dollar cost averaging every day. We set the interest rates periodically, based on our discretion and according to the procedures that we have. We reserve the right to change these procedures.

We guarantee to pay our current interest rate that is in effect on the date that your contribution is allocated to this account. Your guaranteed interest rate for the time period you select will be shown in your contract for an initial contribution. The rate will never be less than the lifetime minimum rate for the guaranteed interest option. See “Dollar cost averaging” for rules and restrictions that apply to the account for special dollar cost averaging.

Allocating your contributions

You may allocate your contributions to the Investment Performance variable investment options, the guaranteed interest option or one of our Special DCA programs (depending on what series of Retirement Cornerstone
®
you purchase). If you are eligible to have one or more Guaranteed benefits and you wish to fund them, you may allocate contributions to the Protection with Investment Performance variable investment options or one of our Special DCA programs (depending on what series of Retirement Cornerstone
®
you purchase). Also, we limit the number of variable investment options which you may select. In addition, we may at any time exercise our right to limit or terminate transfers into any of the variable investment options.

Only amounts you allocate to the Protection with Investment Performance variable investment options and amounts in a Special DCA program designated for future transfers to the Protection with Investment Performance variable investment options will fund your Guaranteed benefits. These amounts will be used to calculate your Guaranteed benefit bases and will become part of your Protection with Investment Performance account value.

For example:

You purchase a Series B contract with an initial contribution of $100,000 and elected the GIB and the Highest Anniversary Value death benefit. You allocate $60,000 to the Protection with Investment Performance variable investment options and $40,000 to the Investment Performance variable investment options. The $60,000 will be included in your Protection with Investment Performance account value and will be used to calculate your GIB and Highest Anniversary Value benefit bases. $40,000 will be included in your Investment Performance account value.

Allocations must be whole percentages and you may change your allocations at any time. No more than 25% of any contribution to the contract may be allocated to the guaranteed interest option. The total of your allocations into all available investment options must equal 100%. We reserve the right to discontinue, and/or place additional limitations on, contributions and transfers to any of the variable investment options, including the Protection with Investment Performance variable investment options. We also reserve the right to discontinue acceptance of contributions into the contract. See “Additional limitations on contributions to the contract” in the table in “How you can purchase and contribute to your contract” under “Purchasing the Contract”.

It is important to note that the contract is between you and the Company. The contract is not an investment advisory account, and the Company is not providing any investment advice or managing the allocations under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to make investment allocations and other decisions under the contract. If your financial professional is with Equitable Advisors, he or she is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract. If your financial professional is a registered representative with a broker-dealer other than Equitable Advisors, you should speak with him or her regarding any different arrangements that may apply.

Custom Selection Rules (applicable to your Protection with Investment Performance account only)

For allocations to your Protection with Investment Performance account, you must allocate your contributions and transfers in accordance with our Custom Selection Rules. The Custom Selection Rules require that all of your Protection with Investment Performance account value be allocated according to the category and investment option limits described below. Allocations to the Protection with Investment Performance account may be made through contributions and transfers from your Investment Performance account. These Custom Selection Rules do not apply to amounts allocated to your Investment Performance account.

Your Protection with Investment Performance account value must be allocated among the Protection with Investment Performance variable investment options in the following Appendix “Portfolio Companies under the contract”.

Your contributions in the three categories must also generally be allocated according to the following category and investment option limits.

Category and investment option limits.
The chart below sets forth the general category and investment option limits for allocations to your Protection with Investment Performance account only. The categories and investment option limits described here do not apply to amounts allocated to your Investment Performance account.

Category

	1. Equitable Strategic Allocation	2. Fixed Income	3. Equity

Maximum for category	None (1)	None	60%

Minimum for category	None	40% (2)	None

Maximum for each option	None	None	10% (3)
(1)	If there is any allocation to Category 3, there is a 40% minimum allocation requirement to Category 2, thus limiting the amount that may be allocated to Category 1.
(2)	Applies only if there is any allocation to Category 3.
(3)
EQ/400 Managed Volatility and EQ/2000 Managed Volatility have a 10% maximum limit individually. EQ/Growth Strategy, EQ/International Managed Volatility and EQ/500 Managed Volatility are not subject to a per fund maximum.

There are no minimum allocations for any one Protection with Investment Performance variable investment option. Allocations must be in whole percentages.

We reserve the right to change our Custom Selection Rules at any time. We also reserve the right to discontinue, and/or place additional limitations on, contributions and transfers into any or all Protection with Investment Performance variable investment options, either directly or through one of our Special DCA programs.
If you have one or more
Guaranteed benefits and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract and/or contributions and/or transfers into the Protection with Investment Performance variable investment options, you may no longer be able to fund your Guaranteed benefit(s). This means that if you have not yet allocated amounts to the Protection with Investment Performance variable investment options, you may not be able to fund your Guaranteed benefit(s). This also means that if you have already funded your Guaranteed benefits by allocating amounts to the Protection with Investment Performance variable investment options, you may no longer be able to increase your Protection with Investment Performance account value and the benefit bases associated with your Guaranteed benefits through contributions and transfers.

Possible changes to the Custom Selection Rules.
We may in the future revise the category limits, the investment limits, the categories themselves, and the investment options within each category, as well as combine the investment options within the same or in different categories (collectively, “category and investment option limits”).
If we change our Custom Selection Rules, please note the following:

•	Any amounts you have allocated among the Protection with Investment Performance variable investment options will not be automatically reallocated to conform with the new Custom Selection Rules.

•	If your allocation instructions on file prior to a change to our Custom Selection Rules do not comply with our new Custom Selection Rules:

—	you will not be automatically required to change your allocation instructions;

—	if you make a subsequent contribution, you will not be required to change your allocation instructions; or

—	if you initiate a transfer, you will be required to change your instructions.

•	Any change to your allocation instructions must comply with our new Custom Selection Rules. Your new allocation instructions will apply to all future transactions, including subsequent contributions, transfers and rebalancing.

Automatic Quarterly Rebalancing
Other than amounts attributable to a Special DCA program that are designated for future transfers to your Protection with Investment Performance variable investment options, your Protection with Investment Performance account value will be rebalanced automatically every three months which begins three months from your contract date. Rebalancing will occur on the same day of the month as your contract date. If that date is after the 28th of a month, rebalancing will occur on the first business day of the following month. If the date occurs on a date other than a business day, the rebalancing will occur on the next business day. Rebalancing for the last quarter of a contract year will occur on the contract date anniversary. If this date occurs on a day other than a business day, the rebalance will occur on the business day immediately preceding the contract date anniversary. When we rebalance, we will transfer amounts among the Protection with Investment Performance variable investment options so that the percentage of your Protection with Investment Performance account value in each option at the end of the rebalancing date matches the most recent allocation instructions that we have received from you. Rebalancing does not assure a profit or protect against loss, so you should periodically review your allocation percentages as your needs change. You may request a rebalancing on the transaction date of a subsequent contribution.

A transfer among the Protection with Investment Performance variable investment options does not automatically change your allocation instructions for the rebalancing of your Protection with Investment Performance account value on a quarterly basis. This means that upon the next scheduled rebalancing, we will transfer amounts among your Protection with Investment Performance variable investment options pursuant to the allocation instructions on file. If you wish to change allocation instructions for the quarterly rebalancing, these instructions must meet our then current category and investment option limits and must be in writing on a form we provide.

If we change our Custom Selection Rules, your quarterly rebalancing will continue in accordance with your existing allocation instructions, unless you submit new allocation instructions.

If we discontinue contributions and transfers to the Protection with Investment Performance variable investment options, we reserve the right to default any subsequent contribution or transfer to the corresponding Investment Performance variable investment option, which invests in the same underlying Portfolio.

We may offer an optional rebalancing program for amounts allocated to your Investment Performance variable investment options and the guaranteed interest option. For more information, see “Rebalancing among your Investment Performance variable investment options and guaranteed interest option” in “Transferring your money among investment options”.

Allocation instruction changes.
You may change your instructions for allocations of future contributions. Any revised allocation instructions will also be used for quarterly rebalancing. Any revised allocation instructions must meet the category and investment option limits in place at the time that the instructions are received.

Transfers.
Once you allocate amounts to the Protection with Investment Performance variable investment options, such amounts may be transferred among the Protection with Investment Performance variable investment options in accordance with our Custom Selection Rules, but may not be transferred to the Investment Performance variable investment options or the guaranteed interest option. In addition, we may at any time exercise our right to limit or terminate transfers into any of the variable investment options. See “Transferring your account value” in “Transferring your money among investment options.”

Credits
(for Series CP
®
contracts)

A credit will also be allocated to your Total account value at the same time that we allocate your contribution. Credits are allocated to the same investment options based on the same percentages used to allocate your contributions. We do not include credits in calculating any of your Guaranteed benefit bases under the contract, except to the extent that any credits are part of the Protection with Investment Performance account value, which is used to calculate the Highest Anniversary Value benefit base or a benefit base reset in connection with the GIB benefit base or the
Roll-up
to age 85 benefit base (used to calculate the “Greater of” death benefit). For more information on how credits affect your benefit bases, see “Series CP
®
Credits and your Guaranteed benefit bases”.
The amount of the credit will be either 4% or 5% of each contribution based on your total first-year contributions.

First year total contributions	Credit percentage applied to contributions
Less than $350,000	4%
$350,000 or more	5%

This credit percentage will be credited to your initial contribution and each subsequent contribution made in the first contract year (after adjustment as described below), as well as those in the second and later contract years.
The credit will apply to subsequent contributions only to the extent that the sum of that contribution and prior contributions to which no credit was applied exceeds the total withdrawals made from the contract since the issue date. The credit will not be applied in connection with a partial conversion of a traditional IRA contract to a Roth IRA contract.

For example, assume you make an initial contribution of $100,000 to your contract with the entire amount allocated to the Investment Performance account. Your Investment Performance account is credited with $4,000 (4% x $100,000). After that, you decide to withdraw $7,000 from your contract. Later, you make a subsequent contribution of $3,000 to the Investment Performance account. You receive no credit on your $3,000 contribution since it does not exceed your total withdrawals ($7,000). Further assume that you make another subsequent contribution of $10,000 to the Investment Performance account. At that time, your Investment Performance account will be credited with $240 [4% x (10,000 + 3,000 – 7,000)].

Although the credit, as adjusted at the end of the first contract year, will be based upon first year total contributions, the following rules affect the percentage with which contributions made in the first contract year are credited during the first contract year:

•	Indication of intent: If you indicate in the application at the time you purchase your contract an intention to make contributions to equal or exceed $350,000 in the first contract year (the “Expected First Year Contribution Amount”) and your initial contribution is at least $175,000, your credit percentage will be as follows:

—
For any contributions resulting in total contributions to date less than your Expected First Year Contribution Amount, the credit percentage will be the percentage that applies to the Expected First Year Contribution Amount based on the table above.

—
If, at the end of the first contract year, your total contributions were credit lower than your Expected First Year Contribution Amount such that the credit applied should have been 4%, we will recover any Excess Credit. The Excess Credit is equal to the difference between the credit that was actually applied based on your Expected First Year Contribution

Amount (as applicable) and the credit that should have been applied based on first year total contributions. Here, that would be 1%.

—
The “Indication of intent” approach to first year contributions is not available in all states. Please see Appendix “State contract availability and/or variations of certain features and benefits” for more information on state availability.

For example:

In your application, you include an Indication of intent to contribute $350,000 and make an initial contribution of $200,000. You do not make any additional contributions in the first contract year. Your Total account value will initially be credited with $10,000 (5% x $200,000). On your contract date anniversary, your Total account value will be reduced by $2,000 (1% x $200,000).

•	No indication of intent:

—	For your initial contribution, we will apply the credit percentage based upon the above table.

—
For any subsequent first contract year contribution that results in the higher applicable credit percentage (based on total contributions to date), we will increase the credit percentage applied to that contribution, as well as any prior or subsequent contributions made in the first contract year, accordingly.

In addition to the recovery of any Excess Credit, we will recover all of the credit or a portion of the credit in the following situations:

•	If you exercise your right to cancel the contract, we will recover the entire credit made to your contract (see “Your right to cancel within a certain number of days”). Also, you will not be reimbursed for any charges deducted before cancellation, except in states where we are required to return the amount of your contributions. In states where we are required to return your account value, the amount we return to you upon cancellation will reflect any investment gain or loss in the variable investment options (less the daily charges we deduct) associated with your contributions and the full amount of the credit. See “Charges and expenses” for more information.

•	If you start receiving annuity payments within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years.

•	If the owner (or older joint owner, if applicable) dies during the one-year period following our receipt of a contribution to which a credit was applied, we will recover the amount of such credit.

For example:

You make an initial contribution of $100,000 to your contract and your Total account value is credited with $4,000 (4% x $100,000). If you (i) exercise your right to cancel the contract, (ii) start receiving annuity payments within three years of making the contribution, or (iii) die during the
one-year
period following the receipt of the contribution, we will recapture the entire credit and reduce your Total account value by $4,000.

When we recover any portion of a credit, we take the dollar amount of the credit from your investment options on a pro rata basis. We do not include credits in the calculation of any withdrawal charge. We do not include credits in calculating any of your Guaranteed benefit bases under the contract, except to the extent that any credits are part of your Protection with Investment Performance account value, which is used to calculate the Highest Anniversary Value death benefit or a reset under the GIB benefit base reset or a reset of the
Roll-up
to age 85 component of the “Greater of” death benefit. Credits are included in the assessment of any charge that is based on your account value. Credits are also not considered to be part of your investment in the contract for tax purposes. See “Series CP
®
Credits and your Guaranteed benefit bases”.

We use a portion of the operations charge and withdrawal charge to help recover our cost of providing the credit. We expect to make a profit from these charges. See “Charges and expenses”. The charge associated with the credit may, over time, exceed the sum of the credit and any related earnings. While we cannot state with any certainty when this will happen, we believe that it is likely that if you hold your Series CP
®
contract for 20 years, you may be better off in a contract without a credit, and with a lower operations charge. Your actual results will depend on the investment returns on your contract. Therefore, if you plan to hold the contract for an extended period of time, you may wish to consider purchasing a contract that does not include a credit. You should consider this possibility before purchasing the contract.

For a
state-by-state
description of all material variations of the contracts, including information on the recovery of credits, see Appendix “State contract availability and/or variations of certain features and benefits”.

Inherited IRA beneficiary continuation contract

(Not available for Series CP
®
contracts)

The Inherited IRA beneficiary continuation contract is intended to provide options to beneficiaries in complying with federal income tax rules. There are a number of limitations on who can purchase the contract, how the contract is purchased, and the features that are available under the contract. A prospective purchaser should seek tax advice before making a decision to purchase the contract.

We offer the Inherited IRA beneficiary continuation contract to eligible beneficiaries under individual retirement arrangements (traditional or Roth) where the original individual retirement account or annuity was not issued by the Company. The beneficiary may want to change the investments of the “original IRA” inherited from the now-deceased
IRA owner, but must take post-death required minimum distribution (“RMD”) payments from an IRA that was inherited. The Inherited IRA beneficiary continuation contract has provisions intended to meet post-death RMD rules, which are similar to those of the Beneficiary continuation option (“BCO”) restricted to eligible beneficiaries of contracts issued by the Company. See “Beneficiary continuation option for traditional IRA and Roth IRA contracts only” under “Beneficiary continuation option” in “Payment of death benefit”. Further, since the Inherited IRA beneficiary continuation contract is intended to replace the investment originally selected by the now-deceased
IRA owner, a prospective purchaser should carefully consider the features and investments available under the Inherited IRA beneficiary continuation contract, and the limitations and costs under the contract in comparison with the existing arrangement before making any purchase decision. Finally, the contract may not be available in all states. Please speak with your financial professional for further information.

Who can purchase an Inherited IRA beneficiary continuation contract

The Inherited IRA beneficiary continuation contract is offered only to beneficiaries of contracts not issued by us as follows:

•	beneficiaries of IRAs who are individuals (“IRA beneficiaries”); and

•	eligible
non-spousal
individual beneficiaries of deceased plan participants in qualified plans, 403(b) plans and governmental employer 457(b) plans (“Non-spousal Applicable Plan beneficiaries”). The purpose is to enable such beneficiaries to elect certain post-death RMD payment choices available to them under federal income tax rules, which may not be offered under the Applicable Plan.

Certain trusts with only individual beneficiaries are treated as individuals and are eligible to purchase the Inherited IRA beneficiary continuation contract if such trust is either an IRA beneficiary or a
Non-spousal
Applicable Plan beneficiary.

How an Inherited IRA beneficiary continuation contract is purchased

IRA Beneficiary.
A traditional Inherited IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary’s interest under the deceased owner’s original traditional IRA. An Inherited Roth IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary’s interest under the deceased owner’s original Roth IRA. In this discussion, “you” refers to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as beneficiary of the original traditional or Roth IRA, and not in his/her own right. For this reason, the contract must also contain the name of the deceased owner.

Non-spousal
Applicable Plan beneficiary.
In the case of a
non-spousal
beneficiary under a deceased plan participant’s Applicable Plan, the Inherited IRA can only be purchased by a direct rollover of the death benefit under the Applicable Plan.
In this discussion, “you” refers to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as beneficiary of the deceased plan participant, and not in his/her own right. For this reason, the contract must also contain the name of the deceased plan participant. In this discussion, references to “deceased owner” include “deceased plan participant”; references to “original IRA” include “the deceased plan participant’s interest or benefit under the Applicable Plan”, and references to “individual beneficiary of a traditional IRA” include “individual non-spousal
beneficiary under an Applicable Plan.”

Limitations on certain features under the Inherited IRA beneficiary continuation contract

This contract is intended only for beneficiaries who want to take payments at least annually over their life expectancy. These payments generally must begin no later than December 31st of the calendar year following the year the deceased owner died. Beneficiaries who do not want to take annual scheduled payments and want to wait until the 5th year after death to withdraw the entire amount of the Inherited IRA funds should not purchase this contract. Because of the contract’s focus on payments, certain features noted below more suitable to long-term accumulation vehicles are not available under this contract.

When the Inherited IRA beneficiary continuation contract is owned by an IRA beneficiary:

•	The Inherited IRA beneficiary continuation contract can be purchased even though you have already begun taking post-death RMD payments of your interest as a beneficiary from the deceased owner’s original IRA. You should discuss with your own tax adviser when payments must begin or must be made.

•	The initial contribution must be a direct transfer from the deceased owner’s original IRA and is subject to minimum contribution amounts. See “Rules regarding contributions to your contract” in “Appendix “Rules regarding contributions to your contract” for more information.

•	Any subsequent contribution must be direct transfers of your interest as a beneficiary from another IRA with a financial institution other than the Company, where the deceased owner is the same as under the original IRA contract.

•
The Inherited IRA contract is designed to pay you at least annually (but you can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner’s death and determined on a term certain basis. For certain Inherited IRAs, if, you maintain another IRA of the same type (traditional or Roth) of the same deceased owner and you are also taking distributions over your life from that inherited IRA, you may qualify to take an amount from that other inherited IRA which would otherwise satisfy the amount required to be distributed from the our

Inherited IRA contract. If you choose not to take a payment from your Inherited IRA contract in any year, you must notify us in writing before we make the payment from the Inherited IRA contract, and we will not make any future payment unless you request in writing a reasonable time before we make such payment. If you choose to take a required payment from another inherited IRA, you are responsible for calculating the appropriate amount and reporting it on your income tax return. Please feel free to speak with your financial professional, or call our processing office, if you have any questions.

When the Inherited IRA beneficiary continuation contract is owned by a
Non-spousal
Applicable Plan beneficiary:

•	The initial contribution must be a direct rollover from the deceased plan participant’s Applicable Plan and is subject to minimum contribution amounts. See “Rules regarding contributions to your contract” in “Appendix “Rules regarding contributions to your contract” for more information.

•	There are no subsequent contributions.

•	You must receive payments at least annually (but can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner’s death and determined on a term certain basis.

•	You must receive payments from the Inherited IRA contract even if you are receiving payments from another IRA derived from the deceased plan participant.

Features of the Inherited IRA beneficiary continuation contract which apply to either type of owner:

•	The beneficiary of the original IRA (or the
Non-spousal
Applicable Plan beneficiary) will be the annuitant under the Inherited IRA beneficiary continuation contract. In the case where the beneficiary is a “see-through trust,” the oldest beneficiary of the trust will be the annuitant.

•	An Inherited IRA beneficiary continuation contract is not available for owners over age 70.

•	You may make transfers among the investment options, as permitted.

•	You may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300. Withdrawal charges will apply as described in “Charges and expenses”.

•	If you elected the Return of Principal death benefit or the Highest Anniversary Value death benefit, amounts withdrawn from the contract to meet RMDs will reduce the benefit base and may limit the utility of the benefit(s).

•	The GIB, Spousal continuation, automatic investment program, automatic payment plans and systematic withdrawals are not available under the Inherited IRA beneficiary continuation contract.
•	Upon your death, your beneficiary has the option to continue taking RMDs based on your remaining life expectancy or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment. If your beneficiary elects to continue to take distributions, withdrawal charges (if applicable) will no longer apply. If you have a Guaranteed minimum death benefit, it will no longer be in effect and any applicable charge for such benefit will stop.

•	When you die, we will pay your beneficiary the Investment Performance account value and the greater of the Protection with Investment Performance account value or the applicable death benefit.

Your right to cancel within a certain number of days

This is provided for informational purposes only.
Since the contracts are no longer available to new purchasers, this cancellation provision is no longer applicable.

If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund. To exercise this cancellation right, you must notify us with a signed letter of instruction electing this right, to our processing office within 10 days after you receive your contract. If state law requires, this “free look” period may be longer. Other state variations may apply. For a state-by-state
description of all material variations of this contract, including specific information on your “free look” period, see Appendix “State contract availability and/or variations of certain features and benefits”.

Generally, your refund will equal your Total account value under the contract on the day we receive notification of your decision to cancel the contract and will reflect (i) any investment gain or loss in the variable investment options (less the daily charges we deduct), (ii) any guaranteed interest in the guaranteed interest option, and (iii) any interest in the account for special dollar cost averaging (if applicable), through the date we receive your contract. Some states, however, require that we refund the full amount of your contribution (not reflecting (i), (ii) or (iii) above). For any IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution.

For Series CP
®
contract owners, please note that you will forfeit the credit by exercising this right of cancellation.

We may require that you wait six months before you may apply for a contract with us again if:

•	you cancel your contract during the free look period; or

•	you change your mind before you receive your contract whether we have received your contribution or not.

Please see “Tax information” for possible consequences of cancelling your contract.

If you fully convert an existing traditional IRA contract to a Roth IRA contract, you may cancel your Roth IRA contract and return to a traditional IRA contract. Our processing office, or your financial professional, can provide you with the cancellation instructions.

In addition to the cancellation right described above, you have the right to surrender your contract, rather than cancel it. Please see “Surrendering your contract to receive its cash value” in “Accessing your money”. Surrendering your contract may yield results different than canceling your contract, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the contract. Please see “Tax information”.

Fee based programs

Currently, you may purchase a Series ADV contract only if you are a participant in an account established under a fee-based program sponsored and maintained by a registered broker-dealer or other financial intermediary we approve (including Equitable Advisors, LLC (Equitable Financial Advisors in MI and TN), (“Equitable Advisors”), one of the distributors of the contracts and an affiliate of the Company). We may, in the future, offer Series ADV contracts through other means. The fees and expenses of a fee-based program are separate from and in addition to the fees and expenses of the contract and generally provide for various brokerage services. If you purchase a Series ADV contract through a fee-based arrangement and later terminate the arrangement, your contract will continue in force. There may be charges associated with the fee-based arrangement should you decide to no longer participate in the arrangement. Please consult with your program sponsor for more details about your fee-based program. Deducting amounts from your contract to pay advisory fees will be treated as withdrawals and will reduce your Guaranteed benefits and may also be subject to taxes and penalties. See “Partial withdrawals” in “Withdrawing your account value” and “Fee-based expenses” in “Charges the Company deducts” for more information about advisory fees and expenses under fee-based programs. Please discuss with your program sponsor the ramifications of withdrawing advisory fees from your account value before taking or authorizing such withdrawals.

2.
Benefits Available Under the Contract

Summary of Benefits

The following tables summarize important information about the benefits available under the contract.

Death Benefits

These death benefits are available during the accumulation phase:

Name of Benefit	Purpose	Standard/ Optional	Annual Fee		Brief Description of Restrictions/ Limitations
			Max	Current
Return of Principal Death Benefit	Guarantees beneficiaries will receive a benefit at least equal to your contributions less adjusted withdrawals.	Optional	No Additional Charge		• Available only at contract purchase • Withdrawals could significantly reduce or terminate benefit
Highest Anniversary Value Death Benefit	Locks in highest adjusted anniversary account value as minimum death benefit.	Optional	0.25% (1)		• Available only at contract purchase • Withdrawals could significantly reduce or terminate benefit
“Greater of” Death Benefit	Guarantees the beneficiaries will receive at least the greater of the Roll-up benefit base and the Highest Anniversary Value benefit base.	Optional	1.10% (1)	0.95% (1)	• Restricted to owners of certain ages • Available only at contract purchase • Excess withdrawals could significantly reduce or terminate benefit • Subject to restrictions on investment options

(1)	Expressed as an annual percentage of the benefit base.

Living Benefit

This living benefit is available during the accumulation phase:

Name of Benefit	Purpose	Standard/ Optional	Annual Fee		Brief Description of Restrictions/Limitations
			Max	Current
Guaranteed income benefit (GIB)	Guarantees a minimum annuitization value to provide lifetime retirement income.	Optional	1.25% (1)	0.95% (1)	• Restricted to owners of certain ages • Excess withdrawals could significantly reduce or terminate benefit • Subject to restrictions on investment options

(1)	Expressed as an annual percentage of the benefit base.

Other Benefits

These other benefits are available during the accumulation phase:

Name of Benefit	Purpose	Standard/ Optional	Annual Fee		Brief Description of Restrictions/Limitations
			Max	Current
Rebalancing Option I (1) and Option II (2)	Periodically rebalance to your desired asset mix.	Optional	No Charge		• Not generally available with DCA • Account value in the Protection with Investment Performance account cannot be rebalanced

Dollar Cost Averaging (special DCA, general DCA, and Investment Simplifier)	Transfer account value to selected investment options on a regular basis to potentially reduce the impact of market volatility.	Optional	No Charge		• Not generally available with Rebalancing

(1)	Option I allows you to rebalance your Investment account value among the Investment account variable investment options.

(2)	Option II allows you to rebalance your Investment account value among the Investment account variable investment options and the guaranteed interest option.

Death benefits

About Death Benefits

For the purposes of determining the death benefit under your Retirement Cornerstone
®
Series contract, we treat your Investment Performance account and any Guaranteed minimum death benefit funded by your Protection with Investment Performance account differently.

The death benefit in connection with your Investment Performance account is equal to your Investment Performance account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and any required information and forms necessary to effect payment. The death benefit payable in connection with your Protection with Investment Performance account will be based on the greater of (i) your Protection with Investment Performance account value, and (ii) the benefit base of your Guaranteed minimum death benefit.

The total death benefit under your Retirement Cornerstone
®
contract will depend on your values in either one or both sides of the contract. If you selected a Guaranteed minimum death benefit but never funded your Protection with Investment Performance account, your death benefit will be based on your Investment Performance account value only. Likewise, if you funded your Guaranteed minimum death benefit through allocations to the Protection with Investment Performance account and had no Investment Performance account value, your death benefit would be based strictly on the Guaranteed minimum death benefit you selected. Also, it is possible that upon your death, you have value in both your Investment Performance account and a Guaranteed minimum death benefit that has been funded through allocations to the Protection with Investment Performance account. In that case, your beneficiaries would receive the Investment Performance account value, plus the value of your Guaranteed minimum death benefit.

Guaranteed minimum death benefits

At issue, if you are age 0 – 75 (0 – 70 for Series CP
®
) you may elect one of our optional Guaranteed minimum death benefit options (GMDBs) in connection with your Protection with Investment Performance account as follows:

•	Return of Principal death benefit; or

•	Highest Anniversary Value death benefit; or

•	The “Greater of” death benefit.

The “Greater of” death benefit can only be elected in combination with the GIB. The Return of Principal death benefit and the Highest Anniversary Value death benefit are available with or without the GIB. The Highest Anniversary Value death benefit and “Greater of” death benefit are available at an additional charge. There is no charge for the Return of Principal death benefit. The Return of Principal death benefit will be issued with all eligible contracts if you do not elect either the Highest Anniversary Value or the “Greater of” death benefit at the time you apply for your Retirement Cornerstone
®
contract.
When you have a GMDB, you can allocate your contributions to any of the following:

•	Protection with Investment Performance variable investment options;

•	Investment Performance variable investment options;

•	Guaranteed interest option;

•	The account for special dollar cost averaging (Series B and L contracts only); and

•	The account for special money market dollar cost averaging (Series CP ® , C, and ADV contracts only).

Only amounts you allocate to the Protection with Investment Performance variable investment options and amounts in a Special DCA program designated for the Protection with Investment Performance variable investment options will fund your GMDB. These amounts will be included in your respective GMDB benefit base and will become part of your Protection with Investment Performance account value.

For Series CP
®
contracts, any credit amounts attributable to your contributions allocated to the Protection with Investment Performance account are not included in your respective GMDB benefit base. If you decide to transfer amounts from your Investment Performance account to your Protection with Investment Performance variable investment options, only amounts representing contributions and earnings will increase your GMDB benefit base. Credit amounts to your Investment Performance account are considered transferred first, though any amount of that transfer that represents a credit will be excluded from your GMDB benefit base. All transfers, however, will increase your Protection with Investment Performance account value by the amount of the transfer.

Your death benefit in connection with your Protection with Investment Performance account is equal to one of the following — whichever provides a higher amount:

•	Your Protection with Investment Performance account value as of the date we receive satisfactory proof of the owner’s (or older joint owner’s, if applicable) death, any required instructions for the method of payment, and any required information and forms necessary to effect payment; or

•	Your applicable GMDB benefit base (discussed below) on the date of the owner’s (or older joint owner’s, if applicable) death, adjusted for subsequent withdrawals (and any withdrawal charges).

Return of Principal death benefit

Your Return of Principal guaranteed minimum death benefit is equal to your Return of Principal death benefit base. There is no additional charge for this benefit. This benefit base is not an account value or cash value. It is equal to:

•	Your initial contribution and any subsequent contributions to the Protection with Investment Performance variable investment options, either directly or through a Special DCA program; plus

•	Any amounts contributed to a Special DCA that are designated for future transfers to the Protection with Investment Performance variable investment options; plus

•	Any amounts transferred to the Protection with Investment Performance variable investment options, less

•	A deduction that reflects any withdrawals you make from the Protection with Investment Performance variable investment options or from amounts in a Special DCA program designated for the Protection with Investment Performance variable investment options (including any withdrawal charges). The amount of this deduction is described under “How withdrawals affect your Guaranteed benefits”. The amount of any withdrawal charge is described under “Withdrawal charge” in “Charges and expenses”.

Please see Appendix “Guaranteed benefit base examples” for an example of how the Return of Principal benefit base is calculated.

Highest Anniversary Value death benefit

Your Highest Anniversary Value guaranteed minimum death benefit is equal to your Highest Anniversary Value benefit base. The current charge for this benefit is 0.25%. This benefit base is not an account value or cash value. The calculation of your Highest Anniversary Value benefit base will depend on whether you have taken a withdrawal from your Protection with Investment Performance account.

If you have not taken a withdrawal from your Protection with Investment Performance account, your Highest Anniversary Value benefit base is equal to one of the following — whichever provides a higher amount:

•	Your initial contribution and any subsequent contributions to the Protection with Investment Performance variable investment options, either directly or through a Special DCA program; plus

•	Any amounts contributed to a Special DCA that are designated for future transfers to the Protection with Investment Performance variable investment options; plus

•	Any amounts transferred to the Protection with Investment Performance variable investment options.

-OR-

•	Your highest Protection with Investment Performance account value on any contract date anniversary up to the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday (plus any transfers to the Protection with Investment Performance variable investment options and contributions either directly or through a Special DCA program designated for the Protection with Investment Performance variable investment options, made since the most recent “reset” of the Highest Anniversary Value benefit base that established your Protection with Investment Performance account value as your new Highest Anniversary Value benefit base).
If you take a withdrawal from your Protection with Investment Performance account, your Highest Anniversary Value benefit base will be reduced on a pro rata basis (including any applicable withdrawal charges). Reduction on a pro rata basis means that we calculate the percentage of your Protection with Investment Performance account value that is being withdrawn and we reduce your Highest Anniversary Value benefit base by the same percentage. See “How withdrawals affect your Guaranteed benefits”. The amount of any withdrawal charge is described under “Withdrawal charge” in “Charges and expenses”.

At any time after a withdrawal, your Highest Anniversary Value benefit base is equal to one of the following — whichever provides a higher amount:

•	Your Highest Anniversary Value benefit base immediately following the most recent withdrawal (plus any transfers to the Protection with Investment Performance variable investment options made since the most recent “reset” of the Highest Anniversary Value benefit base that established your Protection with Investment Performance account value as your new Highest Anniversary Value benefit base).

-OR-

•	Your highest Protection with Investment Performance account value on any contract date anniversary after the withdrawal up to the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday (plus any transfers to the Protection with Investment Performance variable investment options and contributions to a Special DCA program designated for the Protection with Investment Performance variable investment options, made since the most recent “reset” of the Highest Anniversary Value benefit base that established your Protection with Investment Performance account value as your new Highest Anniversary Value benefit base).

For Series CP
®
contracts, any credit amounts that are part of your Protection with Investment Performance account value are included in the calculation of your Highest Anniversary Value benefit base. Please note, however, that credit amounts are not part of the Highest Anniversary Value benefit base until a reset occurs.

Please see Appendix “Guaranteed benefit base examples” for an example of how the Highest Anniversary Value benefit base is calculated.

“Greater of” death benefit

Your “Greater of” guaranteed minimum death benefit has a benefit base. The current charge for this benefit is 0.95% The benefit base is not an account value or cash value. It is equal to the greater of:

•	The benefit base computed for the Highest Anniversary Value death benefit (described immediately above); and

•	The Roll-up to age 85 benefit base.

The
Roll-up
to age 85 benefit base is used only in connection with the “Greater of” death benefit. It is equal to:

•	Your initial contribution and any subsequent contributions to the Protection with Investment Performance variable investment options, either directly or through a Special DCA program; plus

•	Any amounts contributed to a Special DCA program that are designated for future transfers to the Protection with Investment Performance variable investment options; plus

•	Any amounts transferred to the Protection with Investment Performance variable investment options; less

•	A deduction that reflects any “Excess withdrawal” amounts (plus any applicable withdrawal charges); plus

•	Any “Deferral bonus
Roll-up
amount” or “Annual
Roll-up
amount” minus a deduction that reflects any withdrawals up to the Annual withdrawal amount. (Withdrawal charges do not apply to amounts withdrawn up to the Annual withdrawal amount.)

Either the Deferral bonus
Roll-up
amount or the Annual
Roll-up
amount is credited to the benefit bases of your Guaranteed benefits on each contract date anniversary. These amounts are calculated by taking into account your
Roll-up
to age 85 benefit base from the preceding contract date anniversary, the applicable
Roll-up
rate under your contract, contributions and transfers to the Protection with Investment Performance account during the contract year and for the Annual
Roll-up
amount, any withdrawals up to the Annual withdrawal amount during the contract year. The calculation of both the Deferral bonus
Roll-up
amount and the Annual
Roll-up
amount are discussed in this section.

In order to elect the “Greater of” death benefit, you must also elect the GIB. Beginning with the contract year that follows the contract year in which you fund your Protection with Investment Performance account, and until the contract year following age 85, if your Lifetime GIB payments under the GIB have not begun, you may withdraw up to your Annual withdrawal amount without reducing your
Roll-up
to age 85 benefit base. However, these same withdrawals will reduce the Annual
Roll-up
amount that would otherwise be applied to your
Roll-up
to age 85 benefit base at the end of the year. Remember that the
Roll-up
amount applicable under your contract does not become part of your
Roll-up
to age 85 benefit base until the end of the contract year.
The
portion of any withdrawal in excess of your Annual withdrawal amount will reduce your
Roll-up
to age 85 benefit base on a pro rata basis. See “Annual withdrawal amount and your
Roll-up
to age 85 benefit base”.

On every contract date anniversary from your contract date up to the contract date anniversary following your 85th birthday or contract maturity, if earlier, your
Roll-up
to age 85 benefit base will automatically reset to equal your Protection with Investment Performance account value if your Protection with Investment Performance account value is greater than the calculation described above. The
Roll-up
to age 85 benefit base reset is described in more detail below.

For more information, see “Annual
Roll-up
amount and Annual
Roll-up
to age 85 benefit base adjustment”.

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. See “Guaranteed benefit offers” for more information.

Annual
Roll-up
rate

The Annual
Roll-up
rate is used to calculate amounts credited to your
Roll-up
to age 85 benefit base for the contract year in which the first withdrawal is made from your Protection with Investment Performance account and all subsequent contract years.
The Annual
Roll-up
rate used for the
Roll-up
to age 85 component of the “Greater of” death benefit is always the same as the Annual
Roll-up
rate under your GIB.
This rate is calculated using the
Ten-Year
Treasuries Rate Formula. See “Annual
Roll-up
Rate” under “Guaranteed income benefit” in “Benefits available under the contract” for more information regarding this formula.

A different
Roll-up
rate is used to calculate amounts credited to your
Roll-up
to age 85 benefit base in the contract years prior to the first withdrawal from your Protection with Investment Performance account — the “Deferral bonus
Roll-up
rate,” described below.

Deferral bonus
Roll-up
rate

The Deferral bonus
Roll-up
rate is used to calculate amounts credited to your
Roll-up
to age 85 benefit base through the end of the contract year that precedes the contract year in which the first withdrawal is made from your Protection with Investment Performance account.

Beginning in the first contract year in which you fund your Protection with Investment Performance account, the
Roll-up
amount credited to your
Roll-up
to age 85 benefit base at the end of the contract year (the “Deferral bonus
Roll-up
amount”) will be calculated using the Deferral bonus
Roll-up
rate. Once you take a withdrawal from your Protection with Investment Performance account, the Deferral bonus
Roll-up
amount will not be credited at the end of the contract year in which the withdrawal was taken and will terminate for the life of the contract. Instead, the Annual
Roll-up
amount will be credited.
The Deferral bonus
Roll-up
rate used for the
Roll-up
to age 85 component of the “Greater of” death benefit is always the same as the Deferral bonus
Roll-up
rate under your GIB.
This rate is calculated using the Deferral bonus
Ten-Year
Treasuries Rate Formula. See “Deferral bonus
Roll-up
Rate” under “Guaranteed income benefit” in “Benefits available under the contract” for more information regarding this formula.

The Deferral bonus
Roll-up
rate is designed as an incentive to defer taking your first withdrawal from your Protection with Investment Performance account until later contract years while potentially building greater Guaranteed benefit bases.

New business rates.
The new business
Roll-up
rates we set for the
Roll-up
to age 85 benefit base are the same as the new business rates we set for the GIB. The new business rates are no longer applicable after the second contract year — even if you fund your Guaranteed benefits after those first two contract years. See “New business rates” under Guaranteed income benefit in “Benefits available under the contract” for more information.

75 Day rate
lock-in.
When you select the “Greater of” death benefit with the GIB, the 75 day rate lock in applies to both the Annual
Roll-up
rate and Deferral bonus
Roll-up
under both Guaranteed benefits. For more information, including an example of how the 75 day rate lock-in
works, see “Guaranteed income benefit” in “Benefits available under the contract.”

Renewal rates.
The renewal
Roll-up
rates we set for the
Roll-up
to age 85 benefit base are the same as the renewal rates we set for the GIB. For more information, see “Renewal rates” under “Guaranteed income benefit” in “Benefits available under the contract.”

Notification of Renewal rates.
If you elected the “Greater of” death benefit at issue, your contract will indicate the Annual
Roll-up
rate and Deferral bonus
Roll-up
rate and the applicable time period those rates are in effect. These rates may not be the same rates that were illustrated prior to your purchase of the contract. If you choose to fund your “Greater of” death benefit (and your GIB) after the new business rates have expired, you can contact a Customer Service Representative to find out the current Annual
Roll-up
rate and if applicable, Deferral bonus
Roll-up
rate for your contract. In addition, your annual statement of contract values will show your current Renewal rates as well as the previous year’s Annual
Roll-up
rate or Deferral bonus
Roll-up
rate (whichever applies) for your contract. The information can also be found online, through your Equitable Client portal.

Annual
Roll-up
amount and annual
Roll-up
to age 85 benefit base adjustment

The Annual
Roll-up
amount is an amount credited to your
Roll-up
to age 85 benefit base on each contract date anniversary if there has ever been a withdrawal from your Protection with Investment Performance account. This amount is calculated by taking into account your
Roll-up
to age 85 benefit base from the preceding contract date anniversary, the Annual
Roll-up
rate under your contract, contributions and transfers to the Protection with Investment Performance account during the contract year and any withdrawals up to the Annual withdrawal amount during the contract year. The Annual
Roll-up
amount adjustment to your
Roll-up
to age 85 benefit base is the primary way to increase the value of the
Roll-up
to age 85 component of your “Greater of” death benefit base. The crediting of any Annual
Roll-up
amount ends on the contract date anniversary following the owner reaching age 85.

Your Annual
Roll-up
amount at the end of the contract year is calculated as follows:

•	Your Roll-up to age 85 benefit base on the preceding contract date anniversary, multiplied by
•	The Annual Roll-up rate that was in effect on the first day of the contract year; less

•	Any withdrawals up to the Annual withdrawal amount resulting in a dollar-for-dollar reduction of the Annual Roll-up amount; plus

•	A pro-rated Roll-up amount for any contribution to the Protection with Investment Performance variable investment options during the contract year; plus

•	A
pro-rated
Roll-up
amount for any transfer from the Investment Performance variable investment options and/or Guaranteed interest option to the Protection with Investment Performance variable investment options during the contract year; plus

•	A
pro-rated
Roll-up
amount for any contribution amounts to a Special DCA program that are designated for future transfers to the Protection with Investment Performance variable investment options during the contract year.

A
pro-rated
Roll-up
amount is based on the number of days in the contract year after the contribution or transfer.

In the event of your death, a
pro-rated
portion of the
Roll-up
amount will be added to the
Roll-up
to age 85 benefit base.

Withdrawals in excess of the Annual withdrawal amount may have a harmful effect on your
Roll-up
to age 85 benefit base and “Greater of” death benefit. A withdrawal in excess of your Annual withdrawal amount will always reduce your
Roll-up
to age 85 benefit base on a pro rata basis. When the owner reaches age 85, withdrawals will reduce your
Roll-up
to age 85 benefit base on a
dollar-for-dollar
basis up to your Annual withdrawal amount. For more information, see “How withdrawals affect your Guaranteed benefits”.

Deferral bonus
Roll-up
amount and annual
Roll-up
to age 85 benefit base adjustment

The Deferral bonus
Roll-up
amount is an amount credited to your
Roll-up
to age 85 benefit base on each contract date anniversary provided you have never taken a withdrawal from your Protection with Investment Performance account. This amount is calculated by taking into account your
Roll-up
to age 85 benefit base from the preceding contract date anniversary, the applicable Deferral bonus
Roll-up
rate under your contract, and contributions and transfers to the Protection with Investment Performance account during the contract year. The Deferral bonus
Roll-up
amount adjustment to your
Roll-up
to age 85 benefit base is the primary way to increase the value of the
Roll-up
to age 85 component of your “Greater of” death benefit base. The crediting of any Deferral bonus
Roll-up
amount ends on the contract date anniversary following the owner reaching age 85.

Your Deferral bonus
Roll-up
amount at the end of the contract year is calculated as follows:

•	your Roll-up to age 85 benefit base on the preceding contract date anniversary, multiplied by

•	the Deferral bonus Roll-up rate that was in effect on the first day of the contract year; plus

•	A pro-rated Deferral bonus Roll-up amount for any contribution to the Protection with Investment Performance variable investment options during the contract year; plus

•	A
pro-rated
Deferral bonus
Roll-up
amount for any transfer from the Investment Performance account and/or Guaranteed interest option to the Protection with Investment Performance variable investment options during the contract year; plus

•	A
pro-rated
Deferral bonus
Roll-up
amount for any contribution amounts made during the contract year to a Special DCA program that are designated for future transfers to the Protection with Investment Performance variable investment options during the contract year.

A
pro-rated
Deferral bonus
Roll-up
amount is based on the number of days in the contract year after the contribution or transfer.

In the event of your death, a
pro-rated
portion of the Deferral bonus
Roll-up
amount will be added to the
Roll-up
to age 85 benefit base.

Roll-up
to age 85 benefit base reset

This section describes how the
Roll-up
to age 85 benefit base reset works in connection with the calculation of your “Greater of” death benefit.

Your
Roll-up
to age 85 benefit base will automatically “reset” to equal the Protection with Investment Performance account value, if higher, on every contract date anniversary from your contract date, up to the contract date anniversary following your 85th birthday or contract maturity, if earlier.

For Series CP
®
contracts, any credit amounts that are part of your Protection with Investment Performance account value are included in the calculation of your
Roll-up
to age 85 benefit base reset.

If a reset is not applicable on your contract date anniversary, the
Roll-up
to age 85 benefit base will not be eligible to be reset again until the next contract date anniversary. For jointly-owned contracts, eligibility to reset the
Roll-up
to age 85 benefit base is based on the age of the older owner. For non-naturally
owned contracts, eligibility is based on the age of the annuitant or older joint annuitant.

We reserve the right to increase the fee for the “Greater of” death benefit if the
Roll-up
to age 85 benefit base resets.
 Please see the “Fee table” and “Charges and expenses” for more information about the charge. Your
Roll-up
to age 85 benefit base will reset automatically unless you opt out. We will notify you at least 45 days prior to your contract date anniversary if a fee increase for the “Greater of” death benefit has been declared. If you do not want your fee to increase, you must notify us on the specified form that we provide at least one business day prior to the contract date anniversary that you want to opt out of the reset. You can notify us on the specified form that we provide to opt back in to automatic resets at a later date. The then current fee for the “Greater of” death benefit will apply upon the next reset.

If we do not increase the charge for the “Greater of” death benefit when the
Roll-up
to age 85 benefit base resets, the total dollar amount charged may still increase as a result of the reset since the charges may be applied to a higher “Greater of” death benefit base than would have been otherwise applied. See “Charges and expenses” for more information.

Annual withdrawal amount and your
Roll-up
to age 85 benefit base

If you elected the “Greater of” death benefit and the GIB, both your
Roll-up
to age 85 benefit base and GIB benefit base are calculated the same way until age 85. Therefore, your
Roll-up
to age 85 benefit base and GIB benefit base are equal until age 85. On the contract date anniversary following the owner’s (or older joint owner, if applicable) 85th birthday, your
Roll-up
to age 85 benefit base will (i) no longer roll up; (ii) no longer be eligible for resets; and (iii) be reduced dollar-for-dollar
by withdrawals up to your Annual withdrawal amount. In contrast, the roll ups and resets for the GIB benefit base calculation continue until age 95. Therefore, after age 85, your
Roll-up
to age 85 benefit base and your GIB benefit base may differ.

Withdrawals up to your Annual withdrawal amount affect your
Roll-up
to age 85 benefit base the exact same way as they affect your GIB benefit base prior to the contract date anniversary following age 85.
 Beginning with the contract year that follows the contract year in which you first fund your Protection with Investment Performance account, if Lifetime GIB payments have not begun, you may withdraw up to your Annual withdrawal amount without reducing your
Roll-up
to age 85 benefit base.

It is important to note that withdrawals in excess of your Annual withdrawal amount will have a harmful effect on your
Roll-up
to age 85 benefit base and your “Greater of” death benefit.
An Excess withdrawal reduces your
Roll-up
to age 85 benefit base on a pro rata basis. A withdrawal from your Protection with Investment Performance account in the first contract year in which the Protection with Investment Performance account is funded is an Excess withdrawal. A withdrawal that causes your Protection with Investment Performance account value to go to zero will terminate your “Greater of” death benefit.

The reduction of your
Roll-up
to age 85 benefit base on a pro rata basis means that we calculate the percentage of your current Protection with Investment Performance account value that is being withdrawn and we reduce your current
Roll-up
to age 85 benefit base by the same percentage. A pro rata withdrawal will have a significant adverse effect on your
Roll-up
to age 85 benefit base in cases where the Protection with Investment Performance account value is less than the
Roll-up
to age 85 benefit base. For an example of how pro rata reduction works, see “How withdrawals affect your Guaranteed benefits”.

If you have both the GIB and the “Greater of” death benefit, the GIB benefit base and the
Roll-up
to age 85 death benefit base are equal until age 85. Beginning on the contract date anniversary following age 85, your
Roll-up
to age 85 benefit base that is part of your “Greater of” Guaranteed minimum death benefit, will (i) no longer roll up; (ii) no longer be eligible for resets; and be reduced dollar-for
dollar by withdrawals up to your Annual withdrawal amount.

For contracts with
non-natural
owners, the
Roll-up
to age 85 benefit base will be based on the annuitant’s (or older joint annuitant’s) age.

Please see Appendix “Guaranteed benefit base examples” for an example of how the
Roll-up
to age 85 benefit base that is part of the “Greater of” guaranteed minimum death benefit is calculated.

If you change ownership of the contract, generally the Guaranteed minimum death benefit will automatically terminate, except under certain circumstances. See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information” for more information.

The Guaranteed minimum death benefits are subject to state availability and your age at contract issue. For a state-by-state
description of all material variations of this contract, see Appendix “State contract availability and/or variations of certain features and benefits”.

For contracts with
non-natural
owners, the available death benefits are based on the annuitant’s age.

Please see both “Effect of your account values falling to zero” in “Determining your contract’s value” and “How withdrawals affect your Guaranteed benefits” and the section entitled “Charges and expenses” for more information on these Guaranteed benefits.

See Appendix “Guaranteed benefit base examples” for examples of how the benefit bases for the Guaranteed minimum death benefits work.

Payment of Death Benefit

Your beneficiary and payment of benefit

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time while you are alive and the contract is in force. The change will be effective as of the date the written request is executed, whether or not you are living on the date the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We will send you a written confirmation when we receive your request.

Under jointly owned contracts, the surviving owner is considered the beneficiary, and will take the place of any other beneficiary. Under a contract with a non-natural
owner that has joint annuitants, the surviving annuitant is considered the beneficiary, and will take the place of any other beneficiary. In a QP contract, the beneficiary must be the plan trust.
Where an NQ contract is owned for the benefit of a minor pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act, the beneficiary must be the estate of the minor. Where an IRA contract is owned in a custodial individual retirement account, the custodian must be the beneficiary.

The death benefit in connection with your Investment Performance account is equal to your Investment Performance account value as of the date we receive satisfactory proof of the owner’s (or older joint owner’s, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require. For Series CP
®
contracts, the Investment Performance account value used to determine the death benefit will first be reduced by the amount of any credits applied in the one-year
period prior to the owner’s (or older joint owner’s, if applicable) death.

The death benefit in connection with any amount in your Protection with Investment Performance account is equal to your Protection with Investment Performance account value or, if greater, the applicable Guaranteed minimum death benefit. We determine the amount of the death benefit (other than the applicable Guaranteed minimum death benefit), as of the date we receive satisfactory proof of the owner’s (or older joint owner’s, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require. However, this is not the case if the beneficiary of your contract is your spouse and he or she decides to roll over the death benefit to another contract issued by us. See “Effect of the owner’s death”. For Series CP
®
contracts, the Protection with Investment Performance account value used to determine the death benefit will first be reduced by the amount of any credits applied in the one-year
period prior to the owner’s (or older joint owner’s, if applicable) death. The amount of the applicable Guaranteed minimum death benefit will be such Guaranteed minimum death benefit as of the date of the owner’s (or older joint owner’s, if applicable) death adjusted for any subsequent withdrawals. Payment of the death benefit terminates the contract.

When we use the terms “owner” and “joint owner”, we intend these to be references to “annuitant” and “joint annuitant”, respectively, if the contract has a non-natural
owner. If the contract is jointly owned or is issued to a
non-natural
owner, the death benefit is payable upon the death of the older joint owner or older joint annuitant, as applicable.

Subject to applicable laws and regulations, you may impose restrictions on the timing and manner of the payment of the death benefit to your beneficiary. For example, your beneficiary designation may specify the form of death benefit payout (such as a life annuity), provided the payout you elect is one that we offer both at the time of designation and when the death benefit is payable. In general, the beneficiary will have no right to change the election. However, you should be aware that (i) in accordance with current federal income tax rules, we apply a predetermined death benefit annuity payout election only if payment of the death benefit amount begins within one year following the date of death, which payment may not occur if the beneficiary has failed to provide all required information before the end of that period, (ii) we will not apply the predetermined death benefit payout election if doing so would violate any federal income tax rules or any other applicable law, and (iii) a beneficiary or a successor owner who continues the contract under one of the continuation options described below will have the right to change your annuity payout election.

In general, if the annuitant dies, the owner (or older joint owner, if applicable) will become the annuitant, and the death benefit is not payable. If the contract had joint annuitants, it will become a single annuitant contract.

Effect of the owner’s death

In general, if the owner dies while the contract is in force, the contract terminates and the applicable death benefit is paid. If the contract is jointly owned, the death benefit is payable upon the death of the older owner. If the contract has a non-natural
owner, the death benefit is payable upon the death of the annuitant.

There are various circumstances, however, in which the contract can be continued by a successor owner or under a Beneficiary continuation option (“BCO”). For contracts with spouses who are joint owners, the surviving spouse will automatically be able to continue the contract under the “Spousal continuation” feature or under our Beneficiary continuation option, as discussed below. For contracts with non-spousal
joint owners, the joint owner will be able to continue the contract as a successor owner subject to the limitations discussed under “Non-spousal joint owner contract continuation.”

If you are the sole owner, your surviving spouse may have the option to:

•	take the death benefit proceeds in a lump sum;

•	continue the contract as a successor owner under “Spousal continuation” (if your spouse is the sole primary beneficiary) or under our Beneficiary continuation option, as discussed below; or

•	roll the death benefit proceeds over into another contract.

If your surviving spouse rolls over the death benefit proceeds into a contract issued by us, the amount of the death benefit will be calculated as of the date we receive all requirements necessary to issue your spouse’s new contract. Any death proceeds will remain invested in this contract until your spouse’s new contract is issued. The amount of the death benefit will be calculated to equal the greater of the account value (as of the date your spouse’s new contract is issued) and the applicable guaranteed minimum death benefit (as of the date of your death). This means that the death benefit proceeds could vary up or down, based on investment performance, until your spouse’s new contract is issued.

If the surviving joint owner is not the surviving spouse, or, for single owner contracts, if the beneficiary is not the surviving spouse, federal income tax rules generally require payments of amounts under the contract to be made within five years of an owner’s death (the
“5-year
rule”). In certain cases, an individual beneficiary or
non-spousal
surviving joint owner may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the owner’s death. Any such election must be made in accordance with our rules at the time of death. If the beneficiary of a contract with one owner or a younger non-spousal
joint owner continues the contract under the
5-year
rule, in general, all Guaranteed benefits and their charges will end. For more information on non-spousal
joint owner contract continuation, see the section immediately below.

Non-spousal
joint owner contract continuation

Upon the death of either owner, the surviving joint owner becomes the sole owner.

Any death benefit (if the older owner dies first) or cash value (if the younger owner dies first) must be fully paid to the surviving joint owner within five years. The surviving owner may instead elect to receive a life annuity, provided payments begin within one year of the deceased owner’s death. If the life annuity is elected, the contract and all benefits terminate.

If the older owner dies first, we will increase the account value to equal the Guaranteed minimum death benefit, if higher. The surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years and any GIB and charge will be terminated; or (4) continue the contract under the Beneficiary continuation option. For Series CP
®
contracts, if any contributions are made during the
one-year
period prior to the owner’s death, the account value will first be reduced by any credits applied to any such contributions.

If the contract continues, any Guaranteed minimum death benefit and associated charge will be discontinued. Withdrawal charges, if applicable, will no longer apply, and no subsequent contributions will be permitted.

If the younger owner dies first, the surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option. If the contract continues under the
“5-year
rule”, the death benefit is not payable and the Guaranteed minimum death benefit, if applicable, will continue without change. In general, the GIB and charge will be discontinued. Withdrawal charges, if applicable, will continue to apply and no subsequent contributions will be permitted.

Spousal continuation

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, your spouse may elect to continue the contract as successor owner upon your death. Spousal beneficiaries (who are not also joint owners) must be 85 or younger as of the date of the deceased spouse’s death in order to continue the contract under Spousal continuation. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.

Upon your death, the younger spouse joint owner (for NQ contracts only) or the spouse beneficiary (under a Single owner contract), may elect to receive the death benefit, continue the contract under our Beneficiary continuation option (as discussed below in this section) or continue the contract, as follows:

•	In general, withdrawal charges will no longer apply to contributions made before your death. Withdrawal charges if applicable will apply if subsequent contributions are made.

•	The applicable Guaranteed minimum death benefit option may continue as follows:

—
If the surviving spouse is age 75 or younger on the date of your death, and you were age 84 or younger at death, the Guaranteed minimum death benefit continues and will continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85. The charge for the applicable Guaranteed minimum death benefit will continue to apply, even after the Guaranteed minimum death benefit no longer rolls up or is no longer eligible for resets.

—
If the surviving spouse is age 75 or younger on the date of your death, and you were age 85 or older at death, we will reinstate the Guaranteed minimum death benefit under the contract. The benefit base (which had previously been frozen at age 85) will now continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85. The charge for the applicable Guaranteed minimum death benefit will continue to apply, even after the Guaranteed minimum death benefit no longer rolls up or is no longer eligible for resets.

—
If the “Greater of” death benefit continues, the
Roll-up
to age 85 benefit base reset, and any Deferral bonus
Roll-up
amount or Annual
Roll-up
amount, as applicable, will be based on the surviving spouse’s age.

—	If the surviving spouse is age 76 or over on the date of your death, any applicable Guaranteed minimum death benefit will be frozen, which means:

•	On the date your spouse elects to continue the contract, the value of the Guaranteed minimum death benefit will be set to equal the amount of the Guaranteed minimum death benefit base on the date of your death. If your Total account value is higher than the Guaranteed minimum death benefit base on the date of your death, the Guaranteed minimum death benefit base will not be increased to equal your Total account value.

∎	The Guaranteed minimum death benefit will no longer be eligible to increase, other than by the dollar amount of any subsequent contributions to the Protection with Investment Performance account by your surviving spouse, and will be subject to pro rata reduction for any subsequent withdrawals.

∎	The charge for the Guaranteed minimum death benefit will be discontinued.

∎	Upon the death of your spouse, the beneficiary will receive, as of the date of death, the greater of the Total account value and the value of the Guaranteed minimum death benefit.

—
In all cases, whether the Guaranteed minimum death benefit continues or is discontinued, if your Total account value is lower than the Guaranteed minimum death benefit base on the date of your death, your Total account value will
be increased
to equal the Guaranteed minimum death benefit base.

The GIB may continue, as follows:

•	If the surviving spouse is the older spouse, the GIB (with its charge) continues with no change.

•	If the surviving spouse is the younger spouse, and Lifetime GIB payments have not begun, the GIB (with its charge) continue, as follows:

(i)
The surviving spouse may contribute and/or transfer amounts to the Protection with Investment Performance variable investment options up until the contract date anniversary following age 75 (age 71 for contributions to Series CP
®
contracts).

(ii)	The GIB benefit base will continue to roll up until the contract maturity date or the surviving spouse’s age 95, whichever is earlier.

•	If the surviving spouse is the younger spouse, and the Lifetime GIB payments have begun, payment will continue to the younger spouse only if the payments were being made on a joint life basis.

•	If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

Where an NQ contract is owned by a Living Trust, as defined in the contract, and at the time of the annuitant’s death the annuitant’s spouse is the sole beneficiary of the Living Trust, the Trustee, as owner of the contract, may request that the spouse be substituted as annuitant as of the date of the annuitant’s death. No further change of annuitant will be permitted.

Where an IRA contract is owned in a custodial individual retirement account, and your spouse is the sole beneficiary of the account, the custodian may request that the spouse be substituted as annuitant after your death.

For jointly owned NQ contracts, if the younger spouse dies first no death benefit is paid, and the contract continues as follows:

•	The Guaranteed benefits continue to be based on the older spouse’s age for the life of the contract.

•	If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

•	The withdrawal charge schedule, if applicable, remains in effect.

If you divorce, Spousal continuation does not apply.

Beneficiary continuation option

This feature permits a designated individual, on the contract owner’s death, to maintain a contract with the deceased contract owner’s name on it and receive distributions under the contract, instead of receiving the death benefit in a single sum. We make this option available to beneficiaries under traditional IRA, Roth IRA and NQ contracts, subject to state availability. Depending on the beneficiary, this option may be restricted or may no longer be available for deaths after December 31, 2019, the changes made by the Setting Every Community Up for Retirement Enhancement Act (“SECURE Act”) enacted at the end of 2019. Please speak with your financial professional for further information. For a state-by-state
description of all material variations of this contract, including information on the availability of the Beneficiary continuation option in your state, see Appendix “State contract availability and/or variations of certain features and benefits”.

Where an IRA contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity contract, using the account beneficiary as the annuitant. Depending on the beneficiary, this option may be restricted or may no longer be available for deaths after December 31, 2019, the changes made by the SECURE Act. Please speak with your financial professional for further information.

Beneficiary continuation option for traditional IRA and Roth IRA contracts only.
The Beneficiary continuation option must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option. If the election is made, then, as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the Protection with Investment Performance account value to equal the applicable death benefit if such death benefit is greater than such account value, adjusted for any subsequent withdrawals. For Series CP
®
contracts, the account value will first be reduced by any credits applied in the one-year
period prior to the owner’s death.
For deaths after December 31, 2019, only specified individuals who are “eligible designated beneficiaries” or “EDBs” may stretch post-death payments over the beneficiary’s life expectancy. See “required minimum distributions after your death” under “Tax Information.” Individual beneficiaries who do not have EDB status (including beneficiaries named by the original beneficiary to receive any remaining interest after the death of the original beneficiary) must take out any remaining interest in the IRA or plan within 10 years of the applicable death. Trusts for individuals which would be considered as “see-through” trusts under the rules prior to January 1, 2020 no longer qualify to elect the beneficiary continuation option, except under narrowly defined circumstances.

Under the Beneficiary continuation option for IRA and Roth IRA contracts:

•	The contract continues with your name on it for the benefit of your beneficiary.

•	The beneficiary replaces the deceased owner as annuitant.

•	This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.

•	If there is more than one beneficiary, each beneficiary’s share will be separately accounted for. It will be distributed over the beneficiary’s own life expectancy, if payments over life expectancy are chosen.

•	The minimum amount that is required in order to elect the Beneficiary continuation option is $5,000 for each beneficiary.

•	The beneficiary may make transfers among the Investment Performance variable investment options and the guaranteed interest option (subject to our rules) but no subsequent contributions will be permitted.

•	The Protection with Investment Performance variable investment options will no longer be available and no value can be allocated to those investment options.

•	If any Guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.

•	The beneficiary may choose at any time to withdraw all or a portion of the Total account value and no withdrawal charges, if any, will apply.

•	Any partial withdrawal must be at least $300.

•	Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.

•
Upon the death of your beneficiary, the following distribution rules will apply to the subsequent beneficiary named by your beneficiary: (1) if your beneficiary is an EDB or you died on or before December 31, 2019, the subsequent beneficiary must withdraw any remaining amount within ten years of your beneficiary’s death; or (2) if your beneficiary is not an EDB, the subsequent beneficiary must withdraw any remaining amount within 10 years of your death. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

Beneficiary continuation option for NQ contracts only.
This feature, also known as Inherited annuity, may only be elected when the NQ contract owner dies before the annuity maturity date, whether or not the owner and the annuitant are the same person. For purposes of this discussion, “beneficiary” refers to the successor owner. This feature must be elected within 9 months following the date of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary’s life expectancy, determined on a term certain basis and in the year payments start. These payments must begin no later than one year after the date of your death and are referred to as “scheduled payments.” The beneficiary may choose the
“5-year
rule” instead of scheduled payments over life expectancy. If the beneficiary chooses the
5-year
rule, there will be no scheduled payments. Under the
5-year
rule, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by the fifth anniversary of your death.

Under the Beneficiary continuation option for NQ contracts:

•	This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals.

•	The beneficiary automatically replaces the existing annuitant.

•	The contract continues with your name on it for the benefit of your beneficiary.

•	If there is more than one beneficiary, each beneficiary’s share will be separately accounted for. It will be distributed over the respective beneficiary’s own life expectancy, if scheduled payments are chosen.

•	The minimum amount that is required in order to elect the Beneficiary continuation option is $5,000 for each beneficiary.

•	The beneficiary may make transfers among the Investment Performance variable investment options but no subsequent contributions will be permitted.

•	The Protection with Investment Performance variable investment options will no longer be available and no value can be allocated to those investment options.

•	If any Guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.

•	If the beneficiary chooses the
“5-year
rule,” withdrawals may be made at any time. If the beneficiary instead chooses scheduled payments, the beneficiary may also take withdrawals, in addition to scheduled payments, at any time.
•	Any partial withdrawals must be at least $300.

•	Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract on the beneficiary’s death.

•	Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to receive any remaining interest in the contract in a lump sum. We will pay any remaining interest in the contract in a lump sum if your beneficiary elects the
5-year
rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

If the deceased is the owner or the older joint owner:

•	As of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the Protection with Investment Performance account value to equal the applicable death benefit if such death benefit is greater than such Protection with Investment Performance account value adjusted for any subsequent withdrawals. For Series CP
®
contracts, the account value will first be reduced by any credits applied in a one-year
period prior to the owner’s death.

•	No withdrawal charges, if applicable, will apply to any withdrawals by the beneficiary.

If the deceased is the younger
non-spousal
joint owner:

•	The account value will not be reset to the death benefit amount.

•	The contract’s withdrawal charge schedule, if applicable, will continue to be applied to any withdrawal or surrender other than scheduled payments; the contract’s free withdrawal amount will continue to apply to withdrawals but does not apply to surrenders.

•	We do not impose a withdrawal charge on scheduled payments except if, when added to any withdrawals previously taken in the same contract year, including for this purpose a contract surrender, the total amount of withdrawals and scheduled payments exceed the free withdrawal amount. See the “Withdrawal charges” in “Charges and expenses”, if applicable.

A surviving spouse should speak to his or her tax professional about whether Spousal continuation or the Beneficiary continuation option is appropriate for him or her. Factors to consider include, but are not limited to, the surviving spouse’s age, need for immediate income and a desire to continue any Guaranteed benefits under the contract.

Living Benefits

Guaranteed income benefit

This section describes the Guaranteed income benefit, or “GIB”. The GIB guarantees, subject to certain restrictions, annual lifetime payments (“Lifetime GIB payments”) that are calculated by applying a percentage (which is based on age 95 (or the age of a younger joint life, if applicable) or your age at the time your Protection with Investment Performance account goes to zero or contract maturity) to your GIB benefit base. The current charge for this benefit is 0.95%. The GIB also allows you to take certain withdrawals (your “Annual withdrawal amount”) prior to the beginning of your Lifetime GIB payments. Your Annual withdrawal amount for the next contract year is calculated each contract date anniversary by applying a percentage (“the Annual
Roll-up
rate”) to your GIB benefit base. Lifetime GIB payments and your Annual withdrawal amount are described later in this section. This benefit provides a minimum guarantee that may never come into effect. With respect to your GIB, it is important to note the following:

•	Once a withdrawal is taken from your Protection with Investment Performance account, you cannot make additional contributions to your Protection with Investment Performance account, either directly or through a Special DCA program. You can, however, continue to make transfers from your Investment Performance account to the Protection with Investment Performance variable investment options until such time you make a subsequent contribution to your Investment Performance account at which point transfers into the Protection with Investment Performance account will no longer be available. Scheduled transfers from an existing Special DCA program will continue, even after such subsequent contribution is made to the Investment Performance account.

•	Withdrawals in excess of your Annual withdrawal amount (an “Excess withdrawal”) can greatly reduce the value of your GIB. An Excess withdrawal that reduces your Protection with Investment Performance account value to zero will cause your GIB to terminate.

In order to fund your Guaranteed income benefit, you must make contributions or transfers to the Protection with Investment Performance account. All allocations to the Protection with Investment Performance account must be made in accordance with our Custom Selection Rules. The Custom Selection Rules require that all of your Protection with Investment Performance account value be allocated according to certain category and investment option limits.
If you allocate money to the “Equity” category, your allocation instructions must include at least a 40% minimum allocation to the “Fixed income” category.
This will also limit the amount that may be allocated to the “Equitable Strategic Allocation” Category. For detailed information on how our Custom Selection Rules work, see “Allocating your contributions” in “Purchasing the Contract”.

The GIB is issued with all eligible contracts unless you tell us you do not want it (or “opt out”) at the time you apply for your Retirement Cornerstone
®
contract. The GIB is issued to owners age 20 – 75 (ages 20 – 70 for Series CP
®
) and with all contract types except Inherited IRA. If the contract is jointly owned, eligibility for the GIB will be issued based on the older owner’s age. The GIB cannot be added to your contract later if you decide to opt-out.

You can drop your GIB at any time prior to funding your Protection with Investment Performance account. For all Series except Series C and Series ADV, if you fund your Protection with Investment Performance account at issue, you can drop your GIB provided that the contributions to the contract are no longer subject to withdrawal charges. If you fund your Protection with Investment Performance account after issue, you cannot drop the GIB until the later of (i) the contract date anniversary following the date the Protection with Investment Performance account is funded, and (ii) the expiration of all withdrawal charges. For Series C and Series ADV contracts, if you fund the Protection with Investment Performance account at issue, you can drop your GIB if your contract has been in force for at least four contract years. It is important to note that if you decide to drop your GIB, either before or after funding your Protection with Investment Performance account, your Guaranteed minimum death benefit may be affected. Please see “Dropping or changing your Guaranteed benefits” and Appendix “Dropping or changing Guaranteed benefits” for more information.

The GIB is issued with all eligible contracts unless you tell us you do not want it (or “opt out”) at the time you complete your application.

When you purchase a contract with the GIB, you can combine it with one of our Guaranteed minimum death benefits: (i) the Return of Principal death benefit, (ii) the Highest Anniversary Value death benefit, or (iii) the “Greater of” death benefit.

There is an additional charge for the GIB which is described under “Guaranteed income benefit charge” in “Charges and expenses”.

If you elected the GIB and change ownership of the contract, this benefit will automatically terminate, except under certain circumstances. See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information”.

The Guaranteed income benefit should be regarded as a safety net only.

GIB benefit base

Your GIB has a benefit base. Your GIB benefit base is not an account value or cash value. The GIB benefit base is used to calculate your Lifetime GIB payments, your Annual withdrawal amount and the charge for the benefit. Your GIB benefit base is equal to:

•	Your initial contribution and any subsequent contributions to the Protection with Investment Performance variable investment options, either directly or through a Special DCA program; plus

•	Any amounts in a Special DCA program that are designated for future transfers to the Protection with Investment Performance variable investment options; plus

•	Any transfers to the Protection with Investment Performance variable investment options; less

•	A deduction that reflects any “Excess withdrawal” amounts (plus any applicable withdrawal charges); plus

•	“Deferral bonus
Roll-up
amount” OR any “Annual
Roll-up
amount”, minus a deduction that reflects any withdrawals up to the Annual withdrawal amount. (Withdrawal charges do not apply to amounts withdrawn up to the Annual withdrawal amount.)

Either the Deferral bonus
Roll-up
amount or the Annual
Roll-up
amount is credited to the benefit bases of your Guaranteed benefits on each contract date anniversary. These amounts are calculated by taking into account your GIB benefit base from the preceding contract date anniversary, the applicable
Roll-up
rate under your contract, contributions and transfers to the Protection with Investment Performance account during the contract year and for the Annual
Roll-up
amount, any withdrawals up to the Annual withdrawal amount during the contract year. The calculation of both the Deferral bonus
Roll-up
amount and the Annual
Roll-up
amount are discussed in this section.

Beginning in the contract year that follows the contract year in which you fund your Protection with Investment Performance account, if your Lifetime GIB payments have not begun, you can withdraw up to your Annual withdrawal amount without reducing your GIB benefit base. However, those same withdrawals will reduce the Annual
Roll-up
amount that would otherwise be applied to the GIB benefit base at the end of the contract year. Remember that the
Roll-up
amount applicable under your contract does not become part of your GIB benefit base until the end of the contract year.
The portion of any withdrawal in excess of your Annual withdrawal amount will reduce your GIB benefit base on a pro rata basis. See “Annual withdrawal amount”.

On every contract date anniversary from your contract date up to the contract date anniversary following your 95th birthday or contract maturity (if earlier), your GIB benefit base will automatically reset to equal your Protection with Investment Performance account value if your Protection with Investment Performance account value is greater than the calculation described above. The GIB benefit base reset is described in more detail below.

Only amounts you allocate to the Protection with Investment Performance variable investment options and amounts in a Special DCA program designated for the Protection with Investment Performance variable investment options will fund your GIB. These amounts will be included in your GIB benefit base and will become part of your Protection with Investment Performance account value. See “Allocating your contributions” for more information.
For example:

You purchase a Retirement Cornerstone
®
— Series B contract with an initial contribution of $100,000 and allocate $60,000 to the Protection with Investment Performance variable investment options and $40,000 to the Investment Performance variable investment options. Your initial GIB benefit base will be $60,000.

Provided you did not opt out of the GIB, you can fund your GIB benefit by allocating money to the Protection with Investment Performance variable investment options (either directly or through a special DCA program) immediately or at some later date. Allocations to the Protection with Investment Performance variable investment options also fund your Guaranteed minimum death benefit. Please note that all allocations to your Protection with Investment Performance account must comply with our Custom Selection Rules. See “Allocating your contributions”.

Your “Deferral bonus
Roll-up
amount” and “Annual
Roll-up
amount” are described below. Your GIB benefit base stops “rolling up” on the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 95th birthday. If the annuitant is older than the owner, the contract maturity date (the point at which Lifetime GIB payments must begin and
Roll-ups
will end) will precede the owner’s 95th birthday.

For contracts with
non-natural
owners, the GIB benefit base will be based on the annuitant’s (or older joint annuitant’s) age.

The amount of the deduction for an “Excess withdrawal” and the deduction for the Annual withdrawal amount are described under “How withdrawals affect your Guaranteed benefits”. The amount of any withdrawal charge is described under “Withdrawal charge” in “Charges and expenses”.

For Series CP
®
contracts only, any credit amounts attributable to your contributions are not included in your GIB benefit base. This includes credit amounts transferred from your Investment Performance account. Credits to your Investment Performance account are always considered transferred first. Amounts transferred in excess of credit amounts, which may include earnings on the credit amounts, will increase your GIB benefit base. All transfers, however, will increase your Protection with Investment Performance account value by the total amount of the transfer.

For example, you make an initial contribution of $100,000 and allocate the entire $100,000 to the Investment Performance variable investment options. Your Investment Performance account is credited with $4,000 (4% x $100,000). Assume you later transfer $5,000 to the Protection with Investment Performance variable investment options, which represents the credit amount plus earnings, some of which are attributable to the credit amount. Your GIB benefit base would equal $1,000 ($5,000 – $4,000). However, your Protection with Investment Performance account value would still increase by the transfer, which in this example is $5,000. For more information, see “Series CP
®
contracts and your Guaranteed benefit bases”.

As discussed earlier in this section, your GIB benefit base is not an account value or cash value. As a result, the GIB benefit base cannot be split or divided in any proportion in connection with a divorce. See “How divorce may affect your Guaranteed benefits” in “More information.”

Please see Appendix “Guaranteed benefit base examples” for an example of how the GIB benefit base is calculated.

You do not have an Annual withdrawal amount in the first contract year in which you fund your Protection with Investment Performance account. A withdrawal from your Protection with Investment Performance account in the first contract year in which you fund the Protection with Investment Performance account will reduce your GIB benefit base on a pro rata basis. Beginning with the contract year that follows the contract year in which you fund your Protection with Investment Performance account, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GIB benefit base. The portion of a withdrawal in excess of your Annual withdrawal amount will reduce your GIB benefit base on a pro rata basis. See “Annual withdrawal amount”.

Annual
Roll-up
rate

The Annual
Roll-up
rate is used to calculate your Annual withdrawal amount. It is also used to calculate amounts credited to your GIB benefit base for the contract year in which the first withdrawal is made from your Protection with Investment Performance account and all subsequent contract years. A different
Roll-up
rate is used to calculate amounts credited to your GIB benefit base in the contract years prior to the first withdrawal from your Protection with Investment Performance account — it is called the “Deferral bonus
Roll-up
rate”. The Deferral bonus
Roll-up
rate is described below.

The Annual
Roll-up
rate is variable and is tied to the
Ten-Year
Treasuries Formula Rate described below, but the minimum rate will never be less than 4% or greater than 8% in all contract years. The Annual
Roll-up
rate will be set at our discretion, subject to the stated minimum. We reserve the right, however, to declare an Annual
Roll-up
rate that is greater than 8%.

•
Ten-Year
Treasuries Formula Rate.
For each calendar quarter, this rate is the average of the rates for the ten-year
U.S. Treasury notes on each day for which such rates are reported during the 20 calendar days ending on the 15th day of the last month of the preceding calendar quarter, plus 1.00%, rounded to the nearest 0.10%. U.S. Treasury rates will be determined from the Federal Reserve Board Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board Constant Maturity Series is discontinued.

Deferral bonus
Roll-up
rate

The Deferral bonus
Roll-up
rate is only used to calculate amounts credited to your GIB benefit base through the end of the contract year that precedes the contract year in which the first withdrawal is made from your Protection with Investment Performance account. The Deferral bonus
Roll-up
rate is never used to calculate your Annual withdrawal amount under the GIB.

Beginning with the first contract year in which you fund your Protection with Investment Performance account, the
Roll-up
amount credited to your GIB benefit base at the end of the contract year (the “Deferral bonus
Roll-up
amount”) will be calculated using the Deferral bonus
Roll-up
rate. Once you take a withdrawal from your Protection with Investment Performance account, the Deferral bonus
Roll-up
amount will not be credited at the end of the contract year in which the withdrawal was taken and will terminate for the life of the contract. Instead, the Annual
Roll-up
amount will be credited.

The Deferral bonus
Roll-up
rate is designed as an incentive to defer taking your first withdrawal from your Protection with Investment Performance account until later contract years while potentially building greater Guaranteed benefit bases with a higher
Roll-up
rate.

The Deferral bonus
Roll-up
rate is variable and is tied to the Deferral Bonus
Ten-Year
Treasuries Formula Rate described below. The minimum Deferral bonus
Roll-up
rate will never be less than 4% or greater than 8% in all contract years up until the first withdrawal from the Protection with Investment Performance account. The Deferral bonus
Roll-up
rate will be set at our discretion, subject to the stated minimum. We reserve the right, however, to declare a Deferral bonus
Roll-up
rate that is greater than 8%.

•
Deferral Bonus
Ten-Year
Treasuries Formula Rate.
For each calendar quarter, this rate is the average of the rates for the ten-year
U.S. Treasury notes on each day for which such rates are reported during the 20 calendar days ending on the 15th day of the last month of the preceding calendar quarter, plus 1.50%, rounded to the nearest 0.10%. U.S. Treasury rates will be determined from the Federal Reserve Board Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board Constant Maturity Series is discontinued.

As described above, both the Annual
Roll-up
rate and the Deferral bonus
Roll-up
rate will never be less than 4% or greater than 8% in all contract years. Based on the underlying formula rates that are used in arriving at the two
Roll-up
rates, it is expected that the Deferral bonus
Roll-up
rate will generally be 0.50% greater than the Annual
Roll-up
rate. However, this is not guaranteed. In certain interest rate environments, the Deferral bonus
Roll-up
rate may not always be 0.50% greater than the Annual
Roll-up
rate. In some cases, it may be more or less than 0.50% greater than the Annual
Roll-up
rate.

Examples:

•	Assume the calculation of Ten-Year Treasuries Formula Rate results in an Annual Roll-up rate of 3.75% and the calculation of the Deferral Bonus
Ten-Year
Treasuries Formula Rate results in a Deferral bonus
Roll-up
rate of 4.25%. Since the Annual
Roll-up
rate is subject to a guaranteed minimum of 4%, the Annual
Roll-up
rate would be 4%. The Deferral bonus
Roll-up
rate would remain 4.25% having met the same guaranteed minimum.

•	Assume the calculation of
Ten-Year
Treasuries Formula Rate results in an Annual
Roll-up
rate of 7.75% and the calculation of the Deferral Bonus
Ten-Year
Treasuries Formula Rate results in a Deferral bonus
Roll-up
rate of 8.25%. Since the Annual
Roll-up
rate is below the guaranteed maximum of 8%, the Annual
Roll-up
rate would remain 7.75%. The Deferral bonus
Roll-up
rate would be 8% because it would have exceeded our guaranteed maximum.

It is important to note that on each contract date anniversary, we will apply either the Annual
Roll-up
rate or the Deferral bonus
Roll-up
rate to your GIB benefit base based on whether you have ever taken a withdrawal from the Protection with Investment Performance account. In statements we provide you, we will show you the
Roll-up
amounts under both rate scenarios. Once you take a withdrawal from your Protection with Investment Performance account, the Deferral bonus
Roll-up
rate will no longer be shown on your statements.

New business rates.
Your initial Annual
Roll-up
rate will not be less than 4% or, if greater, the
Ten-Year
Treasuries Formula Rate. Your initial Deferral bonus
Roll-up
rate will not be less than 4% or, if greater, the Deferral bonus
Ten-Year
Treasuries Formula Rate. The Annual Roll-up and Deferral bonus Roll-up rates that your contract is issued with will be applicable for the first two contract years, even if you first fund your Guaranteed benefits after issue during those first two contract years. In the third contract year, your Annual Roll-up rate and, if applicable, your Deferral bonus Roll-up rate, will be the renewal rates that are then in effect.

75 Day rate
lock-in.
If your initial contribution is received within 75 days of the date you sign your application, your initial Annual
Roll-up
rate and Deferral bonus
Roll-up
rate will be the greater of the rates in effect on the date of the application or the rates in effect on the date your contract is issued. If we do not receive your initial contribution within 75 days of the date you sign your application, your initial Annual
Roll-up
rate and Deferral bonus
Roll-up
rate will be the rates in effect on the date we issue your contract. However, our procedures may result in the return of your application if we do not receive your initial contribution within 75 days of the date you sign your application. For a state-by-state
description of all material variations of this contract, including whether a different rate lock-in
period applies in your state, see Appendix “State contract availability and/or variations of certain features and benefits”.

Example:

You sign your application for Retirement Cornerstone
®
Series contract on September 15th. On that date the Annual
Roll-up
rate and Deferral bonus
Roll-up
rates
are 4.50% and 5.00%, respectively. Your initial contribution is received by way of a roll-over contribution on October 5th and the contract is issued the next day. On that date the Annual
Roll-up
rate and Deferral bonus
Roll-up
rates are 4.25% and 4.75%, respectively. In this example, your contract will be issued with the rates that were “locked in” at the time you signed your application, not the lower rates that were in effect on the date your contract was issued.

These are your initial Annual
Roll-up
and Deferral bonus
Roll-up
rates and they will apply to your contract for two full contract years. In the next contract year, Renewal rates will apply. For contracts issued before September 1, 2011, these rates applied for one full contract year. In the next contract year, Renewal rates will apply.

Renewal rates.
At the beginning of the contract year, starting with the third contract year, a new Annual Roll-up rate will apply to your contract. For contracts issued before September 1, 2011, a new Annual Roll-up rate will apply starting with the second contract year. A new Deferral bonus Roll-up rate will also apply provided you have not taken a withdrawal from your Protection with Investment Performance account. These “Renewal rates” will never be less than 4% or, if greater, the underlying
Ten-Year
Treasuries Formula Rate (for the Annual
Roll-up
Rate) and Deferral bonus
Ten-Year
Treasuries Formula Rate (for the Deferral bonus
Roll-up
rate).

These Renewal rates may be more than or less than, or equal to, your initial Annual
Roll-up
rate and Deferral bonus
Roll-up
rate. We also reserve the right to set new business rates that are higher than Renewal rates.

Any transfers or contributions to the Protection with Investment Performance variable investment options, either directly or through a Special DCA program and any contribution amounts in a Special DCA program that are designated for future transfers to the Protection with Investment Performance variable investment options, after the first day of any contract year will get the Annual
Roll-up
rate and Deferral bonus
Roll-up
rate in effect as of the most recent contract date anniversary.

Notification of Annual
Roll-up
rate and Renewal rates.
If you elected the GIB, your contract will indicate the Annual
Roll-up
rate and Deferral bonus
Roll-up
rate and the applicable time period those rates are in effect. These rates may not be the same rates that were illustrated prior to your purchase of the contract. If you choose to fund the GIB after the new business rates have expired, you can contact a Customer Service Representative or visit www.equitable.com to find out the current Annual
Roll-up
rate and if applicable, the Deferral bonus
Roll-up
rate for your contract. In addition, your annual statement of contract values will show your current Renewal rates, as well as the previous year’s Annual
Roll-up
rate or Deferral bonus
Roll-up
rate (whichever applies) for your contract. This information can also be found online, through your Equitable Client portal.

The Annual
Roll-up
rate is used to calculate your Annual withdrawal amount and the credit to your GIB benefit base if you have taken a withdrawal from your Protection with Investment Performance account. The Deferral bonus
Roll-up
rate is used to calculate the credit to your GIB benefit base until a withdrawal is made.

Annual
Roll-up
amount and annual GIB benefit base adjustment

The Annual
Roll-up
amount is an amount credited to your GIB benefit base on each contract date anniversary if there has ever been a withdrawal from your Protection with Investment Performance account. This amount is calculated by taking into account your GIB benefit base from the preceding contract date anniversary, the Annual
Roll-up
rate under your contract, contributions and transfers to the Protection with Investment Performance account during the contract year and any withdrawals up to the Annual withdrawal amount during the contract year. The Annual
Roll-up
amount adjustment to your GIB benefit base is a primary way to increase the value of your GIB benefit base.

Your Annual
Roll-up
amount at the end of the contract year is calculated, as follows:

•	your GIB benefit base on the preceding contract date anniversary, multiplied by

•	the Annual Roll-up rate that was in effect on the first day of the contract year; less

•	any withdrawals up to the Annual withdrawal amount resulting in a dollar-for-dollar reduction of the Annual Roll-up amount; plus

•	A pro-rated Roll-up amount for any contribution to the Protection with Investment Performance variable investment options during the contract year; plus

•	A
pro-rated
Roll-up
amount for any transfer from the Investment Performance account and/or Guaranteed interest option to the Protection with Investment Performance variable investment options during the contract year; plus

•	A
pro-rated
Roll-up
amount for any contribution amounts made during the contract year to a Special DCA program that are designated for future transfers to the Protection with Investment Performance variable investment options during the contract year.

A
pro-rated
Roll-up
amount is based on the number of days in the contract year after the contribution or transfer.

Deferral bonus
Roll-up
amount and annual GIB benefit base adjustment

The Deferral bonus
Roll-up
amount is an amount credited to your GIB benefit base on each contract date anniversary provided you have never taken a withdrawal from your Protection with Investment Performance account. The amount is calculated by taking into account your GIB benefit base from the preceding contract date anniversary, the applicable Deferral bonus
Roll-up
rate under your contract and contributions and transfers to the Protection with Investment
Performance account during the contract year. The Deferral bonus
Roll-up
amount adjustment to your GIB benefit base is a primary way to increase the value of your GIB benefit base. Your Deferral bonus
Roll-up
amount at the end of the contract year is calculated as follows:

•	your GIB benefit base on the preceding contract date anniversary, multiplied by

•	the Deferral bonus Roll-up rate that was in effect on the first day of the contract year; plus

•	A pro-rated Deferral bonus Roll-up amount for any contribution to the Protection with Investment Performance variable investment options during the contract year; plus

•	A
pro-rated
Deferral bonus
Roll-up
amount for any transfer from the Investment Performance account and/or Guaranteed interest option to the Protection with Investment Performance variable investment options during the contract year; plus

•	A
pro-rated
Deferral bonus
Roll-up
amount for any contribution amounts made during the contract year to a Special DCA program that are designated for future transfers to the Protection with Investment Performance variable investment options during the contract year.

A
pro-rated
Deferral bonus
Roll-up
amount is based on the number of days in the contract year after the contribution or transfer.

The GIB benefit base stops rolling up on the contract date anniversary following the owner’s (or older joint owner, if applicable) 95th birthday or, if earlier, at contract maturity, or the owner’s (or older joint owner’s, if applicable) death.

GIB benefit base reset

Your GIB benefit base will automatically “reset” to equal the Protection with Investment Performance account value, if higher, on every contract date anniversary from your contract date, up to the contract date anniversary following your 95th birthday or contract maturity, if earlier.

For Series CP
®
contracts, any credit amounts that are part of your Protection with Investment Performance account value are included in the calculation of your GIB benefit base reset.
If a reset is not applicable on your contract date anniversary, the GIB benefit base will not be eligible to be reset again until the next contract date anniversary. For jointly-owned contracts, eligibility to reset the GIB benefit base is based on the age of the older owner. For non-naturally
owned contracts, eligibility is based on the age of the annuitant or older joint annuitant.

We reserve the right to increase the fee for the GIB if the GIB benefit base resets.
Please see the “Fee table” and “Charges and expenses” for more information about the charge. Your GIB benefit base will reset automatically unless you opt out. We will notify you at least 45 days prior to your contract date anniversary if a fee increase has been declared. If you do not want your fee to increase, you must notify us in writing at least one business day prior to the contract date anniversary that you want to opt out of the reset. You can send us a written request to opt back in to automatic resets at a later date. The then current fee will apply upon the next reset.

If we do not increase the charge for the GIB when the GIB benefit base resets, the total dollar amount charged may still increase as a result of the reset since the charges may be applied to a higher GIB benefit base. See “Charges and expenses” for more information.

Annual withdrawal amount

(Applicable prior to the beginning of Lifetime GIB payments)

Your Annual withdrawal amount is calculated on the first day of each contract year beginning with the contract year that follows the contract year in which the Protection with Investment Performance account is funded, and is equal to:

•	the Annual Roll-up rate in effect at the time, multiplied by

•	the GIB benefit base as of the most recent contract date anniversary.

Beginning with the contract year that follows the contract year in which you fund your Protection with Investment Performance account, if your Lifetime GIB payments have not begun, you may withdraw up to your Annual withdrawal amount without reducing your GIB benefit base and adversely affecting your Lifetime GIB payments.
It is important to note that withdrawals in excess of your Annual withdrawal amount will have a harmful effect on both your GIB benefit base and Lifetime GIB payments. An Excess withdrawal that reduces your Protection with Investment Performance account to zero will cause your GIB to terminate.
You do not have an Annual withdrawal amount in the contract year in which you fund the Protection with Investment Performance account. For a state-by-state
description of all material variations of this contract, including information on how withdrawals affect your Guaranteed benefit bases, see Appendix “State contract availability and/or variations of certain features and benefits”.

A withdrawal from your Protection with Investment Performance account in the first contract year in which the Protection with Investment Performance account is funded will reduce your GIB benefit base on a pro rata basis. The portion of a withdrawal from your Protection with Investment Performance account in excess of your Annual withdrawal amount, and all subsequent withdrawals from your Protection with Investment Performance account in that contract year, will always reduce your GIB benefit base on a pro rata basis. This is referred to as an “Excess withdrawal”. The reduction of your GIB benefit base on a pro rata basis means that we calculate the percentage of your current Protection with Investment Performance account value that is being withdrawn and we reduce your current GIB benefit base by the same percentage. A pro rata withdrawal will have a significant adverse effect on your benefit base in cases where the Protection with Investment Performance account value is less than the benefit base. For an example of how a pro rata reduction works, see “How withdrawals affect your Guaranteed benefits”.
A withdrawal from your Protection with Investment Performance account in the first contract year in which the Protection with Investment Performance account is funded is an Excess withdrawal.

For more information, see “Example of how your Annual withdrawal amount; Annual
Roll-up
amount and annual GIB benefit base adjustment; and the effect of an Excess withdrawal is calculated”. See also “How withdrawals affect your Guaranteed benefits” and see Appendix “Examples of how withdrawals affect your Guaranteed benefit bases” for examples of how withdrawals affect your Annual withdrawal amount.

Your Annual withdrawal amount is always calculated using the Annual
Roll-up
rate in effect for your contract at the beginning of the contract year. The Deferral bonus
Roll-up
rate, described above, is never used for the purposes of calculating the Annual withdrawal amount. Your Annual withdrawal amounts are not cumulative. If you withdraw less than your Annual withdrawal amount in any contract year, you may not add the remainder to your Annual withdrawal amount in any subsequent year. Your Annual withdrawal amount may be more than or less than your Lifetime GIB payments. See “Lifetime GIB payments”.

Example of how your Annual withdrawal amount; Annual
Roll-up
amount; Deferral bonus
Roll-up
amount and annual GIB benefit base adjustment; and the effect of an Excess withdrawal is calculated.

Annual withdrawal amount.
Assume you make a contribution of $200,000 and allocate $100,000 to your Protection with Investment Performance variable investment options and $100,000 to your Investment Performance variable investment options at issue. At the beginning of contract year three, assume you transfer $5,000 to your Protection with Investment Performance variable investment options. Also assume that your Annual
Roll-up
rate is 4% and your Deferral bonus rate is 4.50% in each contract year. Accordingly, your GIB benefit base on your fifth contract date anniversary is $130,323.

The GIB benefit base of $130,323 is calculated as follows:

You start with $100,000 allocated to the Protection with Investment Performance variable investment options. This amount is your initial GIB benefit base.

—	The first Deferral bonus Roll-up amount increases your GIB benefit base to $104,500. ($100,000 + $4,500)

$100,000 (GIB Benefit Base) x 4.50% (Deferral bonus
Roll-up
rate) = $4,500 (Deferral bonus
Roll-up
amount)

—	The second Deferral bonus Roll-up amount increases your GIB benefit base to $109,202. ($104,500 + $4,702)

$104,500 (GIB Benefit Base) x 4.50% (Deferral bonus
Roll-up
rate) = $4,702 (Deferral bonus
Roll-up
amount)

—	Your $5,000 transfer from the Investment Performance account at the beginning of contract year three increases your GIB Benefit base to $114,202. ($109,202 + $5,000)

—	The third Deferral bonus Roll-up amount increases your GIB benefit base to $119,341. ($114,202 + $5,139)

$114,202 (GIB Benefit Base) x 4.50% (Deferral bonus
Roll-up
rate) = $5,139 (Deferral bonus
Roll-up
amount)

—	The fourth Deferral bonus Roll-up amount increases your GIB benefit base to $124,711. ($119,341 + $5,370)

$119,341 (GIB Benefit Base) x 4.50% (Deferral bonus
Roll-up
rate) = $5,370 (Deferral bonus
Roll-up
amount)

—	The fifth Deferral bonus Roll-up amount increases your GIB benefit base to $130,323. ($124,711 + $ 5,612)

$124,711 (GIB Benefit Base) x 4.50% (Deferral bonus
Roll-up
rate) = $5,612 (Deferral bonus
Roll-up
amount)

Your Annual withdrawal amount as of the beginning of contract year six is equal to $5,213, calculated as follows:

•	$130,323 (GIB benefit base as of your most recent contract date anniversary multiplied by

•	4% (your current Annual Roll-up rate) equals

•	$5,213

Please note that your Annual
Roll-up
rate is used to calculate your Annual withdrawal amount. The Deferral bonus
Roll-up
rate is never used to calculate your Annual withdrawal amount.

Annual
Roll-up
amount and annual benefit base adjustment.
Further assume that during contract year six (on the 146th day of the contract year), you make a contribution of $10,000 to your Protection with Investment Performance variable investment options, making your current GIB benefit base after the contribution $140,323. Also assume that you withdraw your full Annual withdrawal amount of $5,213 during contract year six.

On your sixth contract date anniversary, your Annual
Roll-up
amount is equal to $240, calculated as follows:

•	4% (your current Annual Roll-up rate) multiplied by

•	$130,323 (your GIB benefit base as of your most recent contract date anniversary) minus
•	$5,213 (the Annual withdrawal amount, which was withdrawn) plus

•	$240 (the daily pro-rated Roll-up amount for the contribution: $10,000 x 4% x 219/365* = $240)

•	equals $240

*	This fraction represents the number of days in a 365-day contract year that the contribution would have received credit toward the Roll-up amount.

Please note that the withdrawal in contract year six terminated the Deferral bonus
Roll-up
rate. Therefore on the sixth contract date anniversary, the Annual
Roll-up
rate was used to calculate the Annual
Roll-up
amount.

Your adjusted GIB benefit base is $140,563.

Effect of an Excess withdrawal.
In contract year six, assume instead that you make a withdrawal of $8,213 (including any applicable withdrawal charges). This would result in an Excess withdrawal of $3,000 because your Annual withdrawal amount is only $5,213 ($8,213 – $5,213 = $3,000). Further, assume that your Protection with Investment Performance account value at the time of this withdrawal is $100,000. As described in this section, Excess withdrawals reduce your GIB benefit base on a pro rata basis. Accordingly, your GIB benefit base is reduced by $4,209 at the time of the withdrawal, calculated as follows:

•	$140,323 (your current GIB benefit base: $130,323 + $10,000) multiplied by

•	3% (the percentage of your current Protection with Investment Performance account value that was withdrawn in excess of your Annual withdrawal amount) equals

•	$4,209.

On your sixth contract date anniversary, your adjusted GIB benefit base is $136,354, calculated as follows:

•	$136,114 (your GIB benefit base adjusted to reflect the Excess withdrawal: $140,323 – $4,209 = $136,114) plus

•	$240 (your Annual Roll-up amount) equals

•	$136,354

See Appendix “Examples of how withdrawals affect your Guaranteed benefit bases” for more examples of how withdrawals affect your Guaranteed benefit bases and Annual withdrawal amount.

Lifetime GIB payments

The GIB guarantees annual lifetime payments (“Lifetime GIB payments”), which will begin at the earliest of:

(i)	the next contract year following the date your Protection with Investment Performance account value falls to zero (except as the result of an Excess withdrawal);

(ii)	the contract date anniversary following your 95th birthday; and

(iii)	your contract’s maturity date.

Your Lifetime GIB payments will be calculated as described in this section. Whether your Lifetime GIB payments are triggered by your Protection with Investment Performance account value falling to zero
(due to either a withdrawal of an amount up to your Annual withdrawal amount or the deduction of charges)
or contract maturity or owner age 95, we use the same calculation to determine the amount of the payments. Neither a withdrawal of your Annual withdrawal amount nor a deduction of charges is considered an Excess withdrawal. Poor investment performance of the Protection with Investment Performance variable investment options may contribute to your Protection with Investment Performance account value falling to zero. Similarly, whether we pay you under a supplemental contract or under your Retirement Cornerstone
®
Series contract, the calculation of the payments is not impacted.

For single owner contracts, the payout can be either based on a single life (the owner’s life) or joint lives. For IRA contracts, the joint life must be the spouse of the owner, and payments will be based on the age of the younger spouse. For jointly owned contracts, payments can be based on a single life (based on the life of the older owner) or joint lives (based on the age of the younger spouse). (For non-natural
owners, payments are available on the same basis but are based on the annuitant or joint annuitant’s life). An owner may choose a single or joint life payout based on whether he or she wants Lifetime GIB payments to continue for the life of the younger spouse.

Your Lifetime GIB payments are calculated by applying a percentage to your GIB benefit base. If your Protection with Investment Performance account value is zero as described above, we will use your GIB benefit base as of the day your Protection with Investment Performance account value was reduced to zero. On the day your Protection with Investment Performance account value is reduced to zero, we calculate your GIB benefit base using the same formula described under “GIB benefit base”. Please note that there is no pro rata Annual
Roll-up
amount added to your GIB benefit base on the day your Protection with Investment Performance account value is reduced to zero. Annual
Roll-up
amounts are only added to your GIB benefit base at the end of the contract year.

Example:

Assume your Protection with Investment Performance account value goes to zero in the middle of the 10th contract year. At the beginning of the 10th contract year, the GIB benefit base is $100,000. If there were no contributions or transfers to the Protection with Investment Performance account or any excess withdrawals during that contract year, the GIB benefit base on the day your Protection with Investment Performance account value was reduced to zero would be $100,000.

If your Protection with Investment Performance account value is reduced to zero on your contract date anniversary as the result of the deduction of charges under the contract, we will add the Annual
Roll-up
amount to your GIB benefit base.
The percentage is based on your age (or for Joint life contracts, the age of the younger spouse), as of the date your Protection with Investment Performance account value goes to zero or at contract maturity, as follows:

Age	Single Life	Joint Life
Up to age 85	4%	3.25%
Ages 86-94	5%	4%
Age 95	6%	4.50%

If your Protection with Investment Performance account value is reduced to zero, as described above, and you have no Investment Performance account value, the following applies:

(i)	We will issue a supplementary contract with the same owner and beneficiary.

(ii)
We will set up the payout based on a single life. You will have 30 days from the date we issue the supplementary contract in which to make any changes (regarding payouts based on joint lives or the frequency with which payments are made).

(iii)
If you were enrolled in the Maximum Payment Plan, we will continue paying your Annual withdrawal amount uninterrupted for the remainder of the contract year. In the next contract year, you will begin receiving] your Lifetime GIB payments. We adjust the amount of the next scheduled payment to reflect your Lifetime GIB payment amount. The frequency of your Lifetime GIB payments will be the same based on the payment frequency you elected. Your Lifetime GIB payment amount may be less than your Annual withdrawal amount in the prior contract year.

(iv)
If you were enrolled in the Customized Payment Plan, we will pay you the balance of your Annual withdrawal amount for that contract year in a lump sum prior to issuing the supplementary contract. Your Lifetime GIB payment will begin in the next con-
tract year. We adjust the amount of the next scheduled payment to reflect your Lifetime GIB payment amount. The frequency of your Lifetime GIB payments will be the same based on the payment frequency you elected. Your Lifetime GIB payment amount may be less than your Annual withdrawal amount in the prior contract year.

(v)
If you were taking other withdrawals, we will pay you the balance of your Annual withdrawal amount for that contract year in a lump sum prior to issuing a supplementary contract. You will begin receiving your Lifetime GIB payments annually beginning at the end of the next contract year. Your Lifetime GIB payment amount may be less than your Annual withdrawal amount in the prior contract year.

(vi)
If you were not taking withdrawals, and your Protection with Investment Performance account value was reduced to zero on your contract date anniversary as a result of the deduction of charges, we will pay your

Annual withdrawal amount for that contract year in a lump sum prior to issuing a supplementary contract. You will begin receiving your Lifetime GIB payments on your next contract date anniversary on an annual basis. Your Lifetime GIB payment amount may be less than your Annual withdrawal amount in the prior contract year.

(vii)	Your Guaranteed minimum death benefit will be terminated and no subsequent contributions or transfers will be permitted once your Protection with Investment Performance account value goes to zero.

If your Protection with Investment Performance account value is reduced to zero, as described above, and you have Investment Performance account value, the following applies:

(i)
We will issue you a GIB payout kit. The kit will include a statement that reflects your Lifetime GIB payments, the frequency of those payments, identifying information about payees, and other applicable forms.

(ii)
We will set up the payout based on a single life. You will have 30 days from the date we send your GIB payout kit in which to make any changes (regarding payouts based on joint lives or the frequency with which payments are made).

(iii)
If you were enrolled in the Maximum Payment Plan, we will continue paying your Annual withdrawal amount uninterrupted for the remainder of the contract year. You will begin receiving your Lifetime GIB payments in the next contract year. We adjust the amount of the scheduled payments to reflect your Lifetime GIB payment amount. The frequency of your Lifetime GIB payments will be the same based on the payment frequency you elected. Your Lifetime GIB payment amount may be less than your Annual withdrawal amount in the prior contract year.

(iv)
If you were enrolled in the Customized Payment Plan, we will pay you the balance of your Annual withdrawal amount for that contract year in a lump sum. You will begin receiving your Lifetime GIB payments in the next contract year. We adjust the amount of the next scheduled payment to reflect your Lifetime GIB payment amount. The frequency of your Lifetime GIB payments will be the same based on the payment frequency you elected. Your Lifetime GIB payment amount may be less than your Annual withdrawal amount in the prior contract year.

(v)
If you were taking other withdrawals, we will pay you the balance of your Annual withdrawal amount for that contract year in a lump sum. You will begin receiving your Lifetime GIB payments annually beginning at the end of the next contract year. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

(vi)	If you were not taking withdrawals, and your Protection with Investment Performance account value is reduced to zero on your contract date anniversary as a result of the deduction of charges, we will pay your Annual withdrawal amount for that contract year in a lump sum. You will begin receiving your Lifetime GIB payments on your next contract date anniversary on an annual basis. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

(vii)	Your Lifetime GIB payment will not reduce your Investment Performance account value.

(viii)	Your Guaranteed minimum death benefit will be terminated once your Protection with Investment Performance account value goes to zero.

(ix)
Your Lifetime GIB payments will continue under your Retirement Cornerstone
®
contract until your Investment Performance account value falls to zero or your contract matures, at which time we will issue you a supplementary contract for the remaining Lifetime GIB payments.

If your Protection with Investment Performance account value has not fallen to zero before the contract maturity date or the contract date anniversary that follows the owner reaching age 95, whichever is sooner, the following applies:

(i)	We will issue a supplementary contract with the same owner and beneficiary;

(ii)	Your Lifetime GIB payments will be equal to the greater of:

•	your Protection with Investment Performance account value applied to the guaranteed, or, if greater, the current annuitization factors,

-OR-

•	the GIB benefit base applied to the flat percentage discussed above in this section.

For example, assuming the current annuitization factors are greater than the guaranteed annuitization factors, a male contract owner who is age 95 and has a $100,000 GIB benefit base and $50,000 in Protection with Investment Performance account value would receive the greater of the following:

(i)	Current annuitization factors (which are subject to change) applied to his $50,000 Protection with Investment Performance account value, which currently equals a monthly payment of $1,065, or

(ii)	The flat percentage discussed above (in this example, it would be 6%) applied to his $100,000 GIB benefit base, which equals a Lifetime GIB monthly payment of $500.

In this example, the contract owner’s monthly payment would be $1,065.

(i)
Any Investment Performance account value will be annuitized under a separate contract based on one of the annuity payout options discussed under “Your annuity payout options” in “Accessing your money”;

(ii)	Upon issuing your supplementary contract, your Guaranteed minimum death benefit and your death benefit in connection with your Investment Performance account value will be terminated.

If you elected the GIB and your Protection with Investment Performance account value falls to zero due to an Excess withdrawal, we will terminate your GIB and you will receive no payment or supplementary life annuity contract, even if your GIB benefit base is greater than zero.

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. See “Guaranteed benefit offers” for more information.

Please see the Hypothetical illustrations in Appendix “Hypothetical illustrations” for an example of how Lifetime GIB payments are calculated when: (i) a hypothetical Protection with Investment Performance account value falls to zero, and (ii) a contract owner reaches age 95.

GIB annuity purchase factors.
Annuity purchase factors are the factors applied to determine your periodic payments under the GIB and base contract annuity payout options. GIB annuity purchase factors are based on the owner’s (and any younger joint owner’s) age, frequency of payment, are the same regardless of gender, and are generally more conservative than the base contract annuity purchase factors. Base contract annuity payout options are discussed under “Your annuity payout options” in “Accessing your money” later in this Prospectus. Base contract annuity purchase factors are based on interest rates, mortality tables, frequency of payments, the form of annuity benefit, and the owner’s (and any joint owner’s) age and sex in certain instances. We may provide more favorable current annuity purchase factors for the annuity payout options than those specified in your contract.

Exercising the GIB when your Protection with Investment Performance account value is greater than zero
. The lifetime annual payment amount you receive will be the greater of the Lifetime GIB payment amount or the income derived from applying your Protection with Investment Performance account value to our current or guaranteed annuitization factors. This lifetime annual payment amount may be lower than your Annual withdrawal amount.

Exercising the GIB when your Protection with Investment Performance account value falls to zero.
If your Protection with Investment Performance account value falls to zero by other than an excess withdrawal, the GIB is exercised automatically and you will receive Lifetime GIB payments. This annual Lifetime GIB payment amount may be lower than your Annual withdrawal amount.

•
Exercising the GIB provides you with a guaranteed annual lifetime payment that is not intended to replace the annual income you can receive by withdrawing the Annual withdrawal amount prior to exercising the GIB
.
The annual Lifetime GIB payment amount you receive is based on conservative actuarial factors and may be lower than your Annual withdrawal amount.

•
At some GIB exercise ages, the annual Lifetime GIB payment amount may be less than your Annual withdrawal amount
.
Accordingly, you should not deplete your Protection with Investment Performance account value through withdrawals in reliance on receiving a similar amount of annual income through Lifetime GIB payments.

Series CP
®
Credits and your Guaranteed benefit bases

Any credit amounts attributable to your contributions are not included in your GIB and GMDB benefit bases. If you decide to transfer amounts from your Investment Performance account to your Protection with Investment Performance variable investment options, only amounts representing contributions and earnings will increase your benefit bases. Credits to your Investment Performance account are considered transferred first, though any amount of that transfer that represents a credit will be excluded from your Guaranteed benefit bases. All transfers, however, will increase your Protection with Investment Performance account value by the total amount of the transfer.

For example:

On December 1st, you purchase a Series CP
®
contract, make an initial contribution of $100,000. Your contract is issued with the GIB and the Return of Principal death benefit. You allocate the entire $100,000 contribution to the Investment Performance variable investment options and $0 to the Protection with Investment Performance variable investment options. In effect, you have not started to fund your Guaranteed benefits.

The credit applied to your contract is $4,000 ($100,000 x 4%), resulting in an initial Investment Performance account value of $104,000.

On December 15th, you decide to fund your Guaranteed benefits by transferring $10,000 to the Protection with Investment Performance variable investment options. After that transfer, your Protection with Investment Performance account value would be $10,000, but your GIB benefit base and Return of Principal benefit base would both be $6,000. ($10,000 – $4,000). This is because credits to your Investment Performance account are always considered transferred first.

How withdrawals affect your Guaranteed benefits

In general, withdrawals from your Protection with Investment Performance account will reduce your Guaranteed benefit bases on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of your current Protection with Investment Performance account value that is being withdrawn and we reduce your current Guaranteed benefit bases by the same percentage.

For example, if your Protection with Investment Performance account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Protection with Investment Performance account value. If your Guaranteed benefit base was $40,000 before the withdrawal, it would be reduced by $16,000

($40,000 X .40) and your new Guaranteed benefit base after the withdrawal would be $24,000 ($40,000 – $16,000).

If your Protection with Investment Performance account value is greater than your Guaranteed benefit base, an Excess withdrawal will result in a reduction of your Guaranteed benefit base that will be less than the withdrawal. For example, if your Protection with Investment Performance account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Protection with Investment Performance account value. If your Guaranteed benefit base was $20,000 before the withdrawal, it would be reduced by $8,000 ($20,000 X .40) and your new Guaranteed benefit base after the withdrawal would be $12,000 ($20,000 – $8,000).

A pro rata deduction means that if you take a withdrawal that reduces your Guaranteed benefit bases on a pro rata basis and your Protection with Investment Performance account value is less than your Guaranteed benefit base, the amount of the Guaranteed benefit base reduction will exceed the amount of the withdrawal.

For purposes of calculating the adjustment to your Guaranteed benefit bases, the amount of the withdrawal will include the amount of any applicable withdrawal charge. Using the example above, the $12,000 withdrawal would include the withdrawal amount paid to you and the amount of any applicable withdrawal charge deducted from your Protection with Investment Performance account value. For more information on the calculation of the charge, see “Withdrawal charge”.

If you have a Series ADV contract, please note that withdrawals to pay advisory fees reduce your death benefit on a pro rata basis. For example, assume your starting account value is $100,000 (all invested in variable investment options) and that your decide to withdraw your advisory fee of 1.50% annual rate at the end of each quarter. Assuming a growth rate of 5% annually (net of all other fees and charges), if you withdraw the advisory fees from your Series ADV contract, by the end of one year you will withdraw $1,546.50 to pay your adviser, your account value will be $103,425.00 and the Return of Premium death benefit base will be $98,500. Had you chosen not to take advisory fees from your contract, your account value at the end of the year and, therefore, your death benefit amount at that time, would have been $105,000. Over ten years, assuming a constant net growth rate of 5%, the account value and death benefit amount would be lower by $22,848.43 and the Return of Premium death benefit base would be $85,973.04, due to the withdrawals to pay the advisory fee. You should consider whether it is in your best interest to take withdrawals from your contract to pay advisory fees or pay them from another source.

Withdrawals from your Protection with Investment Performance account always reduce your Highest Anniversary Value benefit base and Return of Principal benefit base on a pro rata basis, as described above.

Withdrawals affect your GIB benefit base and
Roll-up
to age 85 benefit base, as follows:

•	A withdrawal from your Protection with Investment Performance account in the contract year in which you first fund your Protection with Investment Performance account will reduce your GIB benefit base and Roll-up to age 85 benefit base on a pro rata basis.

•	Beginning with the contract year that follows the contract year in which you fund your Protection with Investment Performance account, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GIB benefit base.

•	Beginning with the contract year that follows the contract year in which you fund your Protection with Investment Performance account and until the contract date anniversary after age 85, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your
Roll-up
to age 85 benefit base.

•	Beginning on the contract date anniversary after age 85, withdrawals will reduce your Roll-up to age 85 benefit base on a dollar-for-dollar basis up to your Annual withdrawal amount.

•	The portion of a withdrawal in excess of your Annual withdrawal amount (“Excess withdrawal”) will always reduce your GIB benefit base and
Roll-up
to age 85 benefit base on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your Protection with Investment Performance account to exceed the Annual withdrawal amount, that portion of the withdrawal that exceeds the Annual withdrawal amount and any subsequent withdrawals from your Protection with Investment Performance account in that contract year will reduce the GIB benefit base and
Roll-up
to age 85 benefit base on a pro rata basis.

Please note: A withdrawal (including withdrawals to pay advisory fees) will reduce your Guaranteed benefits, and the reduction may be substantially more than the amount of the withdrawal.
Please see Appendix “Examples of how withdrawals affect your Guaranteed benefit bases” for examples of how withdrawals affect your Guaranteed benefit bases.

Dropping or changing your Guaranteed benefits

You can drop or change your Guaranteed benefits, subject to our rules. Your ability to do so depends on whether you have funded your Protection with Investment Performance account. If you have not funded your Protection with Investment Performance account, we call this a “pre-funding” drop or change. If you have funded your Protection with Investment Performance account, we call this a “post-funding” drop. Also, in order to make a change to your Guaranteed minimum death benefit, you must meet the eligibility requirements for the new benefit. If you drop a Guaranteed benefit, you will not be permitted to add it back to your contract.

Pre-Funding
Drop or Change

Prior to funding your Protection with Investment Performance account, you can drop your GIB or Guaranteed minimum death benefit, or change your Guaranteed minimum death benefit. For contracts with the GIB, the Guaranteed minimum death benefit cannot be changed without first dropping the GIB. In Appendix “Dropping or changing Guaranteed benefits”, we provide a chart that lists the possible Guaranteed benefit combinations under the Retirement Cornerstone
®
contract and our rules for dropping and changing benefits prior to funding your Protection with Investment Performance account.

Post-Funding Drop

Series B, CP
®
and L contracts

If you funded your Protection with Investment Performance account at issue and contributions to the contract are no longer subject to withdrawal charges, you have the option to drop both your GIB and Guaranteed minimum death benefit. Also, in some cases, you can drop your GIB and retain your Guaranteed minimum death benefit. If you funded your Protection with Investment Performance account after issue, you cannot drop your Guaranteed benefit(s) until the later of: (i) the contract date anniversary following the date the Protection with Investment Performance account was funded, and (ii) the expiration of all withdrawal charges.

Series C and Series ADV contracts

If you funded your Protection with Investment Performance account at issue and your contract has been in force for four contract years, you have the option to drop both your GIB and Guaranteed minimum death benefit or in some cases, drop your GIB and retain your Guaranteed minimum death benefit. If you funded your Protection with Investment Performance account after issue, you cannot drop or change your Guaranteed benefit(s) until the later of: (i) the contract date anniversary following the funding of your Protection with Investment Performance account, and (ii) four years from contract issue.

If you decide to drop all Guaranteed benefits post-funding, we require that you complete the administrative form we provide for this purpose. You must either take a full withdrawal of your Protection with Investment Performance account or make a one-time
transfer to the Investment Performance variable investment options and guaranteed interest option. The Guaranteed benefits and any applicable charges will be terminated as of the business day we receive the properly completed administrative form at our processing office. Please note that when a Guaranteed benefit (other than the Return of Principal death benefit) is dropped on any date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

For contracts with the GIB, the Guaranteed minimum death benefit cannot be dropped without first dropping the GIB. In Appendix “Dropping or changing Guaranteed benefits”, we provide a chart that lists the possible Guaranteed benefit combinations under the Retirement Cornerstone
®
contract and our rules for dropping and changing benefits if you have already funded your Protection with Investment Performance account.
Guaranteed benefit offers

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. Previously, we made offers to groups of contract owners that provided for an increase in account value in return for terminating their guaranteed death or income benefits. In the future, we may make additional offers to these and other groups of contract owners.

When we make an offer, we may vary the offer amount, up or down, among the same group of contract owners based on certain criteria such as account value , the difference between account value and any applicable benefit base, investment allocations and the amount and type of withdrawals taken. For example, for guaranteed benefits that have benefit bases that can be reduced on either a pro rata or dollar-for-dollar basis, depending on the amount of withdrawals taken, we may consider whether you have taken any withdrawal that has caused a pro rata reduction in your benefit base, as opposed to a dollar-for-dollar reduction. Also, we may increase or decrease offer amounts from offer to offer. In other words, we may make an offer to a group of contract owners based on an offer amount, and, in the future, make another offer based on a higher or lower offer amount to the remaining contract owners in the same group.

If you accept an offer that requires you to terminate a guaranteed benefit, we will no longer charge you for it, and you will not be eligible for any future offers related to that type of guaranteed benefit, even if such future offer would have included a greater offer amount or different payment or incentive.

Other Benefits

Dollar cost averaging

We offer a variety of dollar cost averaging programs. Not all of the programs described here are available with each Retirement Cornerstone
®
Series contract. You may only participate in one program at a time. Each program allows you to gradually allocate amounts to available investment options by periodically transferring approximately the same dollar amount to the investment options you select. Regular allocations to the variable investment options will cause you to purchase more units if the unit value is low and fewer units if the unit value is high. Therefore, you may get a lower average cost per unit over the long term.

All amounts in a dollar cost averaging program will be transferred at the completion of the time period you select. Currently, our Special DCA programs time periods do not extend beyond 12 months. These plans of investing do not guarantee that you will earn a profit or be protected against losses.

Units measure your value in each variable investment option.

We offer the following dollar cost averaging programs in the Retirement Cornerstone
®
Series contracts:

•	Special dollar cost averaging;

•	Special money market dollar cost averaging;

•	General dollar cost averaging; and

•	Investment simplifier.

The only dollar cost averaging programs that are available to fund your Guaranteed benefits are special dollar cost averaging and special money market dollar cost averaging (together, the “Special DCA programs”). Depending on the Retirement Cornerstone
®
Series contract you own, you will have one of the Special DCA programs available to you, but not both. Amounts allocated to a Special DCA program that are designated for future transfers to the Protection with Investment Performance variable investment options are included in the benefit bases for your Guaranteed benefits. The Special DCA programs allow you to gradually fund your Guaranteed benefits through systematic transfers to the Protection with Investment Performance variable investment options. Also, you may make systematic transfers to the Investment Performance variable investment options and the guaranteed interest option. Amounts in the account for special dollar cost averaging are credited with an enhanced interest rate over the time period selected. Amounts in the account for special money market dollar cost averaging are immediately invested in the EQ/Money Market variable investment option. Only new contributions may be allocated to a Special DCA program. For information on how a Special DCA program may affect certain Guaranteed benefits, see “Guaranteed income benefit” and “Guaranteed minimum death benefits”.

General dollar cost averaging and Investment simplifier, on the other hand, can only be used for systematic transfers to your Investment Performance variable investment options. Our Investment simplifier program is available for scheduled transfers from the guaranteed interest option to the Investment Performance variable investment options. Our General dollar cost averaging program is available for scheduled transfers from the EQ/Money Market variable investment option to the Investment Performance variable investment options. Below, we provide detail regarding each of the programs.

Generally, you may not elect both a dollar cost averaging program and a rebalancing option. The only exception is if you elect our Investment simplifier program with Option I under our rebalancing programs, which does not rebalance amounts in the guaranteed interest option. For more information on our rebalancing programs, see “Rebalancing among your Investment Performance variable investment options and guaranteed interest option” in “Transferring your money among investment options.”

We do not deduct a transfer charge for any transfer made in connection with our dollar cost averaging programs. We may, at any time, exercise our right to terminate transfers to any of the variable investment options and to limit the number of variable investment options which you may elect. Not all dollar cost averaging programs are available in all states. For a state-by-state
description of all material variations of this contract, including information on the availability of our dollar cost averaging programs in your state, see Appendix “State contract availability and/or variations of certain features and benefits”.
Our Special DCA programs.
We currently offer the “Special dollar cost averaging program” under the Series B and Series L contracts and the “Special money market dollar cost averaging program” under the Series C, Series CP
®
and Series ADV contracts.

Special dollar cost averaging program

Under the special dollar cost averaging program, you may dollar cost average from the account for special dollar cost averaging, which is part of the general account. We credit daily interest, which will never be less than 2% or the guaranteed lifetime minimum rate for the guaranteed interest option, whichever is greater, to amounts allocated to this account. Currently, the guaranteed lifetime minimum rate is 1.00%. We guarantee to pay the current interest rate that is in effect on the date that your contribution is allocated to this account. That interest rate will apply to that contribution as long as it remains in the account for special dollar cost averaging. The guaranteed interest rate for the time period that you select will be shown in your contract for your initial contribution. We set the interest rates periodically, based on our discretion and according to procedures that we have. We reserve the right to change these procedures.

We will transfer amounts from the account for special dollar cost averaging into the investment options you designate over an available time period that you select. If the special dollar cost averaging program is selected at the time of the application to purchase the contract, a 60 day rate lock will apply from the date of application. Any contribution(s) received during this 60 day period will be credited with the interest rate offered on the date of application for the duration of the time period selected at application. Any contribution(s) received after the 60 day rate lock period has ended will be credited with the then current interest rate for the duration of the time period selected at application. Contribution(s) made to the account for special dollar cost averaging after the contract has been issued will be credited with the then current interest rate on the date the contribution is received by us for the time period initially selected by you. Once the time period you selected has ended, you may select another time period for future contributions. At that time, you may also select a different allocation for transfers to the investment options, or, if you wish, we will continue to use the allocation that you previously made.

Special money market dollar cost averaging program

Under the special money market dollar cost averaging program, you may dollar cost average from the account for special money market dollar cost averaging, which is part of the EQ/Money Market variable investment option. We will transfer amounts from the account for special money market dollar cost averaging into the Protection with Investment Performance variable investment options, the Investment Performance variable investment options and the guaranteed interest option over an available time period that you select. One of the primary benefits of the special money market dollar cost averaging program is that amounts in the program designated for the Protection with Investment Performance variable investment options count toward your Guaranteed benefits on the business day you establish the program.

Under both Special DCA programs, the following applies:

•	Initial contributions to a Special DCA program must be at least $2,000; subsequent contributions to an existing Special DCA program must be at least $250;

•	Subsequent contributions to an existing program do not extend the time period of the program;

•	Contributions into a Special DCA program must be new contributions; you may not make transfers from amounts allocated to other investment options to initiate a Special DCA program;

•	We offer time periods of 3, 6 or 12 months. We may also offer other time periods; you may only have one time period in effect at any time and once you select a time period, you may not change it;

•	Contributions to a Special DCA program may be designated for the Protection with Investment Performance variable investment options, the Investment Performance variable investment options and/or the guaranteed interest option, subject to the following:

—
If you want to take advantage of one of our Special DCA programs, 100% of your contribution must be allocated to either the account for special dollar cost averaging or the account for special money market dollar cost averaging. In other words, your contribution cannot be split between the Special DCA program and any other investment options available under the contract.

—
If you want to dollar cost average into the guaranteed interest option, 100% of your contribution must be allocated to the Special DCA program. Up to 25% of your Special DCA program may be designated for the guaranteed interest option, even if such a transfer would result in more than 25% of your Total account value being allocated to the guaranteed interest option. See “Transferring your account value” in “Transferring your money among investment options”;

•	Your instructions for the program must match your allocation instructions on file on the day the program is established. If you change your allocation instructions on file while the Special DCA program is in effect, the ratio of amounts allocated to the Protection with Investment Performance account to amounts allocated to the Investment Performance account will not change. However, amounts will be allocated within each account according to your new instructions;

•	Your Guaranteed benefit base(s) will be increased to reflect any contribution to the Special DCA program that you have instructed us to transfer to the Protection with Investment Performance variable investment options. The Annual
Roll-up
rate (or Deferral bonus
Roll-up
rate, if applicable) in effect on your contract will apply immediately to any contribution that is designated to be transferred to the Protection with Investment Performance variable investment options. For Series CP
®
contracts, the Annual
Roll-up
rate (or Deferral bonus
Roll-up
rate, if applicable) in effect will not be applied to credits associated with contributions allocated to the Special DCA program that are designated to be transferred to the Protection with Investment Performance variable investment options;

•
If we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions and transfers into the Protection with Investment Performance variable investment options, and your Special DCA program has transfers scheduled to the Protection with Investment Performance variable investment options, the program will continue for its duration. However, subsequent contributions to any Protection with Investment Performance variable investment options under a Special DCA program will not be permitted;

•
If you have one or more Guaranteed benefits and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract and/or contributions and/or transfers into the Protection with Investment Performance variable investment options, you may no longer be able to fund your Guaranteed benefit(s). This means that if you have not yet allocated amounts to the Protection with Investment Performance variable investment options, you may not be able to fund your Guaranteed benefit(s). This also means that if you have already funded your Guaranteed benefits by allocating amounts to the Protection with Investment Performance variable investment options, you may no longer be able to increase your Protection with Investment Performance account value and the benefit bases associated with your Guaranteed benefits through contributions and transfers;

•
We will transfer all amounts by the end of the chosen time period. The transfer date will be the same day of the month as the contract date, but not later than the 28th day of the month. For a Special DCA program selected after application, the first transfer date and each subsequent transfer date for the time period selected will be one month from the date the first contribution is made into the Special DCA program, but not later than the 28th day of the month. The only transfers that will be made are your regularly scheduled transfers to the variable investment options. If you request to transfer any other amounts from your Special DCA program, we will transfer all of the value that you have remaining in the account to the investment options according to the allocation percentages for the Special DCA program that we have on file for you;

•	Except for withdrawals made under our Automatic RMD withdrawal service or our other automated withdrawal programs (systematic withdrawals and substantially equal withdrawals), or for the assessment of contract charges, any unscheduled partial withdrawal from your Special DCA program will terminate your Special DCA program. Any amounts remaining in the account after the program terminates will be transferred to the destination investment options according to your Special DCA program allocation instructions. Any withdrawal which results in a reduction in the Special DCA program amount previously included in your Guaranteed benefit bases will reduce the Guaranteed benefit bases as described in this Prospectus. See “How withdrawals affect your Guaranteed benefits”;

•	If you elect any dollar cost averaging program, rebalancing Option II is not available. If you elect a general dollar cost averaging program or special money market dollar cost averaging, rebalancing Option I is not available. See “Rebalancing among your Investment Performance variable investment options and guaranteed interest option” in “Transferring your money among investment options” to learn more about rebalancing;

•	All of the dollar cost averaging programs available under your Retirement Cornerstone
®
Series contracts can be selected if you enrolled in our Systematic transfer program. However, no amounts will be transferred out of a Special DCA program as part of the Systematic transfer program;

•	A Special DCA program may not be in effect at the same time as a general dollar cost averaging program;

•	The only dollar cost averaging program available to fund your Guaranteed benefits is a Special DCA program;

•	You may cancel your participation at any time. If you terminate your Special DCA program, we will allocate any remaining amounts in your Special DCA program pursuant to your program allocations on file;

•	If you are dollar cost averaging into the Protection with Investment Performance variable investment options when you decide to drop all Guaranteed benefits (“post-funding drop”), we will default future transfers designated for the Protection with Investment Performance variable investment options to the corresponding Investment Performance variable investment options that invest in the same underlying Portfolios. Also, you can cancel your Special DCA program and accelerate all transfers to the corresponding Investment Performance variable investment options. See “Dropping or changing your Guaranteed benefits” and Appendix “Dropping or changing Guaranteed benefits” for more information; and
•	We may offer these programs in the future with transfers on a different basis. Your financial professional can provide information in the time periods and interest rates currently available in your state, or you may contact our processing office.

General dollar cost averaging program

If your value in the EQ/Money Market variable investment option is at least $5,000, you may choose, at any time, to have a specified dollar amount or percentage of your value transferred from that option to any of the Investment Performance variable investment options. For a state-by-state
description of all material variations of this contract, including information on the availability of our general dollar cost averaging program, see Appendix “State contract availability and/or variations of certain features and benefits”.

You can select to have transfers made on a monthly, quarterly or annual basis. The transfer date will be the same calendar day of the month as the contract date, but not later than the 28th day of the month. You can also specify the number of transfers or instruct us to continue making the transfers until all amounts in the EQ/Money Market variable investment option have been transferred out. The minimum amount that we will transfer each time is $250. The instructions for the program may differ from your allocation instructions on file.

If, on any transfer date, your value in the EQ/Money Market variable investment option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred. The general dollar cost averaging program will then end. You may change the transfer amount once each contract year or cancel this program at any time.

You may not participate in our optional rebalancing programs if you elect the general dollar cost averaging program.

Investment simplifier

Fixed-dollar option.
Under this option, you may elect to have a fixed-dollar amount transferred out of the guaranteed interest option and into the Investment Performance variable investment options of your choice. Transfers may be made on a monthly, quarterly or annual basis. You can specify the number of transfers or instruct us to continue to make transfers until all available amounts in the guaranteed interest option have been transferred out.

In order to elect the fixed-dollar option, you must have a minimum of $5,000 in the guaranteed interest option on the date we receive your election form at our processing office. The transfer date will be the same calendar day of the month as the contract date but not later than the 28th day of the month. The minimum transfer amount is $50. Unlike the account for special dollar cost averaging, the fixed dollar option does not offer enhanced rates. Also, this option is subject to the guaranteed interest option transfer limitations described under “Transferring your account value” in “Transferring your money among investment options”. While the program is running, any transfer that exceeds those limitations will cause the program to end for that contract year. You will be notified if this occurs. You must send in a request form to resume the program in the next or subsequent contract years.

If, on any transfer date, your value in the guaranteed interest option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred, provided the transfer complies with the same guaranteed interest option transfer limitations referenced above. If the transfer does not comply with the transfer limitations, the transfer will not be made and the program will end. You may change the transfer amount once each contract year or cancel this program at any time.

Interest sweep option.
Under this option, you may elect to have monthly transfers from amounts in the guaranteed interest option into the Investment Performance variable investment options of your choice. The transfer date will be the last business day of the month. The amount we will transfer will be the interest credited to amounts you have in the guaranteed interest option from the last business day of the prior month to the last business day of the current month. You must have at least $7,500 in the guaranteed interest option on the date we receive your election. If the amount in the guaranteed interest option falls below $7,500 at the beginning of the month, no transfer will be made that month. We will automatically cancel the interest sweep program if the amount in the guaranteed interest option is less than $7,500 on the last day of the month for two months in a row. For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office. Transfers under the Interest sweep option are subject to the guaranteed interest option transfer limitations described under “Transferring your account value” in “Transferring your money among investment options”.

Rebalancing among your Investment Performance variable investment options and guaranteed interest option

We offer two rebalancing programs that you can use to automatically reallocate your Investment Performance account value among your Investment Performance variable investment options and the guaranteed interest option. Option I allows you to rebalance your Investment Performance account value among the Investment Performance variable investment options. Option II allows you to rebalance your Investment Performance account value among the Investment Performance variable investment options and the guaranteed interest option.

To enroll in one of our rebalancing programs, you must notify us in writing or through Equitable Client portal and tell us:

(a)	the percentage you want invested in each investment option (whole percentages only), and

(b)	how often you want the rebalancing to occur (quarterly, semian-nually, or annually on a contract year basis).

Rebalancing will occur on the same day of the month as the contract date. If a contract is established after the 28th, rebalancing will occur on the first business day of the month following the contract date. If you elect quarterly rebalancing, the rebalancing in the last quarter of the contract year will occur on the contract date anniversary.
Once it is available, you may elect or terminate the rebalancing program at any time. You may also change your allocations under the program at any time. Once enrolled in the rebalancing program, it will remain in effect until you instruct us in writing to terminate the program. Requesting an investment option transfer while enrolled in our rebalancing program will not automatically change your allocation instructions for rebalancing your account value. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your program. Changes to your allocation instructions for the rebalancing program (or termination of your enrollment in the program) must be in writing and sent to our processing office. Termination requests can be made online through Equitable Client portal. See “How to reach us” in “The Company”. There is no charge for the rebalancing feature.

Rebalancing does not assure a profit or protect against loss. You should periodically review your allocation percentages as your needs change. You may want to discuss the rebalancing program with your financial professional before electing the program.

While your rebalancing program is in effect, we will transfer amounts among the applicable investment options so that the percentage of your Investment Performance account value that you specify is invested in each option at the end of each rebalancing date.

If you select Option II, you will be subject to our rules regarding transfers from the guaranteed interest option to the Investment Performance variable investment options. These rules are described in “Transferring your account value”. Under Option II, a transfer into or out of the guaranteed interest option to initiate the rebalancing program will not be permitted if such transfer would violate these rules. If this occurs, the rebalancing program will not go into effect.

You may not elect Option II if you are participating in any dollar cost averaging program. You may not elect Option I if you are participating in special money market dollar cost averaging or general dollar cost averaging.

Our optional rebalancing programs are not available for amounts allocated to the Protection with Investment Performance variable investment options. For information about rebalancing among the Protection with Investment Performance variable investment options, see “Automatic quarterly rebalancing” under “Allocating your contributions” in “Purchasing the Contract”.

3.
Principal risks of investing in the contract

The risks identified below are the principal risks of investing in the contract. The contract may be subject to additional risks other than those identified and described in this prospectus.

Risks Associated with Variable Investment Options

You take all the investment risk for amounts allocated to one or more of the subaccounts, which invest in Portfolios. If the subaccounts you select increase in value, then your Total account value goes up; if they decrease in value, your Total account value goes down. How much your Total account value goes up or down depends on the performance of the Portfolios in which your subaccounts invest. We do not guarantee the investment results of any Portfolio. An investment in the contract is subject to the risk of poor investment performance, and the value of your investment can vary depending on the performance of the selected Portfolio(s), each of which has its own unique risks. You should review the Portfolios before making an investment decision.

Insurance Company Risk

No company other than us has any legal responsibility to pay amounts that we owe under the contract including amounts allocated to the guaranteed interest option. The general obligations and any Guaranteed benefits under the contract are supported by our general account and are subject to our claims-paying ability. You should look solely to our financial strength for our claims-paying ability.

Possible Fees on Access to Total Account Value

We may apply fees if you access your Total account value during the accumulation period or surrender your contract. For example, in addition to possible tax consequences, you may incur fees for accessing your Total account value such as a withdrawal charge, transfer fee, annual administrative expense, base contract expense, and/or a charge for any optional benefits.

Possible Adverse Tax Consequences

The tax considerations associated with the contract vary and can be complicated. The applicable tax rules can differ, depending on the type of contract, whether NQ, traditional IRA, Roth IRA or QP. The tax consequences discussed in this Prospectus are general in nature and describe only federal income tax law (not state, local, foreign or other federal tax laws). Moreover, the tax aspects that apply to a particular person’s contract may vary depending on the facts applicable to that person. Tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider further proposals to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted. Before making contributions to your contract or taking other action related to your contract, you should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the contract.

Not a Short-Term Investment

The contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the contract as a short-term investment or savings vehicle and you should consider whether investing in the contract is consistent with the purpose for which the investment is being considered.

Withdrawals are generally subject to income tax, and may be subject to tax penalties if taken before age 59
1
⁄
2
.

Risk of Loss

All investments have risks to some degree and it is possible that you could lose money by investing in the contract. An investment in the contract is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Optional Benefits

Investment options are limited if Guaranteed benefits are elected. Guaranteed benefits are funded through the Protection with Investment Performance account variable investment options and once a withdrawal is taken from the Protection with Investment Performance account, you cannot make additional contributions to the Protection with Investment Performance account. We may limit or stop accepting contributions and transfers to the Protection with Investment Performance account variable investment options which means you may no longer be able to increase your Protection with Investment Performance account value and the benefit bases associated with your Guaranteed benefits through contributions and transfers. Excess withdrawals may terminate or significantly reduce the value of your optional benefits.

Series CP
®
Contracts

The fees and charges for Series CP
®
contracts are higher than for Series B contracts and the amount of the credit may be more than offset by these higher fees and charges. Credits may be recaptured upon free look, annuitization and death. Withdrawals may limit credits for subsequent contributions.

Limitations on access to cash value through withdrawals

Withdrawals may be subject to withdrawal charges, income tax and may be subject to tax penalties if taken before age 59
1
⁄
2
. The minimum partial withdrawal amount is $300. Withdrawals will reduce your Total account value and optional benefit bases and the amount of the reduction may be greater than the dollar amount of the withdrawal. Excess withdrawals may terminate or significantly reduce the value of your optional benefits. Certain withdrawals may also terminate your contract. Withdrawals from Series CP
®
contracts may limit credits for subsequent contributions. If you take a withdrawal from the Protection with Investment Performance account, you cannot make additional contributions to the Protection with Investment Performance account.

Advisory Fees

If you purchase a Series ADV contract and elect to pay the advisory fee from your account value, then this deduction will be treated as a withdrawal and will reduce the standard death benefit and Guaranteed benefits, and may also be subject to federal and state income taxes and a 10% federal penalty tax.

Cybersecurity risks and catastrophic events

We rely heavily on interconnected computer systems and digital data to conduct our variable product business. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyberattacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized use or abuse of confidential customer information. Systems failures and cyberattacks, as well as, any other catastrophic event, including natural and manmade disasters, public health emergencies, pandemic diseases, terrorist attacks, floods or severe storms affecting us, any third-party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us, our business operations and your account value. Systems failures and cyberattacks may also interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate account values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. In addition, the occurrence of any pandemic disease (like COVID-19), natural disaster, terrorist attack or any other event that results in our workforce, and/or employees of service providers and/or third-party administrators, being compromised and unable or unwilling to fully perform their responsibilities, could likewise result in interruptions in our service, including our ability to issue contracts and process contract transactions. Even when our workforce and employees of our service providers and/or third-party administrators can work remotely, those remote work arrangements could result in our business operations being less efficient than under normal circumstances and lead to delays in our issuing contracts and processing of other contract-related transactions, as well as possibly being more susceptible to cyberattacks. Cybersecurity risks and catastrophic events may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. While there can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract due to cyberattacks, information security breaches or other catastrophic events in the future, we take reasonable steps to mitigate these risks and secure our systems and business operations from such failures, attacks and events.

COVID-19

The COVID-19 pandemic has negatively impacted the U.S. and global economies. A wide variety of factors continue to impact financial and economic conditions, including, among others, volatility in the financial markets, rising inflation rates, supply chain disruptions, continued low interest rates and changes in fiscal or monetary policy. Efforts to prevent the spread of COVID-19 have affected our business directly in a number of ways, including through the temporary closures of many businesses and schools and the institution of social distancing requirements in many states and local communities. Businesses or schools that have reopened have restricted or limited access for the foreseeable future and may do so on a permanent or episodic basis. As a result, our ability to sell products through our regular channels and the demand for our products and services has been significantly impacted.

While we have implemented risk management and contingency plans with respect to the COVID-19 pandemic, such measures may not adequately protect our business from the full impacts of the pandemic. Currently, most of our employees and advisors are continuing to work remotely. Extended periods of remote work arrangements could introduce additional operational risk including, but not limited to, cybersecurity risks, and impair our ability to effectively manage our business. We also outsource a variety of functions to third parties whose business continuity strategies are largely outside our control.

Economic uncertainty resulting from the COVID-19 pandemic may have an adverse effect on product sales and result in existing policyholders withdrawing at greater rates. COVID-19 could have an adverse effect on our insurance business due to increased mortality and morbidity rates. The cost of reinsurance to us for these policies could increase, and we may encounter decreased availability of such reinsurance. If policyholder lapse and surrender rates or premium waivers significantly exceed our expectations, we may need to change our assumptions, models or reserves.

Our investment portfolio has been, and may continue to be, adversely affected by the COVID-19 pandemic. Our investments in mortgages and commercial mortgage-backed securities have been, and could continue to be, negatively affected by delays or failures of borrowers to make payments of principal and interest when due. In some jurisdictions, local governments have imposed delays or moratoriums on many forms of enforcement actions. Furthermore, declines in equity markets and interest rates, reduced liquidity or a continued slowdown in the U.S. or in global economic conditions may also adversely affect the values and cash flows of investments. Market volatility also caused significant increases in credit spreads, and any continued volatility may increase our borrowing costs and decrease product fee income. Further, severe market volatility may leave us unable to react to market events in a prudent manner consistent with our historical investment practices.

The extent of the COVID-19 pandemic’s impact on us will depend on future developments that are still highly uncertain, including the severity and duration of the pandemic, actions taken by governments and other third parties in response to the pandemic and the availability and efficacy of vaccines against COVID-19 and its variants.

4.
Determining your contract’s value

Your account value and cash value

Your “Total account value” is the total of: (i) the Protection with Investment Performance account value, and (ii) the Investment Performance account value. Your “Protection with Investment Performance account value” is the total value you have in: (i) the Protection with Investment Performance variable investment options, and (ii) amounts in a Special DCA program designated for the Protection with Investment Performance variable investment options. Your “Investment Performance account value” is the total value you have in: (i) the Investment Performance variable investment options, (ii) the guaranteed interest option, and (iii) amounts in a Special DCA program designated for the Investment Performance variable investment options and the guaranteed interest option. See “What are your investment options under the contract?” in “Purchasing the Contract” for a detailed list of the Protection with Investment Performance variable investment options and Investment Performance variable investment options.

Your contract also has a “cash value.” Your contract’s cash value is equal to the Total account value, less: (i) the total amount or a pro rata portion of the annual administrative charge, as well as any optional benefit charges; and (ii) any applicable withdrawal charges. Please see “Surrendering your contract to receive its cash value” in “Accessing your money”.

Your contract’s value in the variable investment options

Each variable investment option invests in shares of a corresponding Portfolio. Your value in each variable investment option is measured by “units.” The value of your units will increase or decrease as though you had invested it in the corresponding Portfolio’s shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

The unit value for each variable investment option depends on the investment performance of that option, less daily charges for:

(i)	operations expenses;

(ii)	administration expenses; and

(iii)	distribution charges.

On any day, your value in any variable investment option equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day’s value for one unit. The number of your contract units in any variable investment option does not change unless they are:

(i)	increased to reflect subsequent contributions (plus the credit for Series CP ® contracts);
(ii)	decreased to reflect withdrawals (plus withdrawal charges, if applicable); or

(iii)	increased to reflect transfers into, or decreased to reflect a transfer out of, a variable investment option.

In addition, when we deduct any Guaranteed benefit charge, the number of units credited to your contract will be reduced. Your units are also reduced when we deduct the annual administrative charge. A description of how unit values are calculated can be found in the SAI.

Your contract’s value in the guaranteed interest option

Your value in the guaranteed interest option at any time will equal: your contributions and transfers to that option, plus interest, minus transfers and withdrawals out of the option, and charges we deduct.

Your contract’s value in the account for special dollar cost averaging

(For Series B and Series L contracts only)

Your value in the account for special dollar cost averaging at any time will equal your contribution allocated to that option, plus interest, minus any amounts that have been transferred to the variable investment options you have selected, and charges we deduct.

Effect of your account values falling to zero

In general, your contract will terminate without value if your Total account value falls to zero as the result of withdrawals, or the payment of any applicable charges when due, or a combination of two, as described below:

•	If you have Investment Performance account value only and it falls to zero as the result of withdrawals or the payment of any applicable charges, your contract will terminate.

•	Your Guaranteed minimum death benefit will terminate without value if your Protection with Investment Performance account value falls to zero as the result of withdrawals or the payment of any applicable charges. This will happen whether or not you also elected the GIB or receive Lifetime GIB payments. Unless you have amounts allocated to your Investment Performance account, your contract will also terminate.

•	If you elected the GIB and your Protection with Investment Performance account value falls to zero as the result of the payment of any applicable charges or a withdrawal that is not an Excess withdrawal, you will receive Lifetime GIB payments in accordance with the terms of the GIB. Unless you have amounts allocated to your Investment Performance account, your contract will also terminate.

•	If your Protection with Investment Performance account value falls to zero due to an Excess withdrawal, your GIB will terminate and you will not receive Lifetime GIB payments. Unless you have amounts allocated to your Investment Performance account, your contract will also terminate.

Certain withdrawals, even one that does not cause your Total account value to fall to zero, will be treated as a request to surrender your contract and terminate your Guaranteed minimum death benefit. See “Withdrawals treated as surrenders” in “Accessing your money.”

As discussed in this Prospectus, we reserve the right to discontinue or limit your ability to make subsequent contributions to the contract or subsequent transfers or contributions to the Protection with Investment Performance variable investment options, either directly or through a Special DCA program. If we exercise this right, you will not have the ability to fund the contract and any Guaranteed benefits in order to avoid contract and/or Guaranteed benefit termination.

Withdrawals and/or deductions of charges during or following a period of poor market performance in which your account values decrease, increases the possibility that such a withdrawal or deduction could cause your account values to fall to zero.

5.
Transferring your money among investment options

Transferring your account value

At any time before the date annuity payments are to begin, you can transfer some or all of your Total account value among the investment options, subject to the following:

•	You may not transfer any amount to a Special DCA program.

•	Amounts allocated to the Investment Performance variable investment options or guaranteed interest option can be transferred among the Investment Performance variable investment options. Also, amounts allocated to the Investment Performance variable investment options or the guaranteed interest option can be transferred to the Protection with Investment Performance variable investment options through age 75 or, if later, until your first contract date anniversary. Transfers into your Protection with Investment Performance account will be allocated in accordance with your allocation instructions on file. See the limitations on amounts that may be transferred out of the guaranteed interest option.

•	Amounts invested in the Protection with Investment Performance variable investment options can only be transferred among the Protection with Investment Performance variable investment options. Transfers out of the Protection with Investment Performance variable investment options into the Investment Performance variable investment options or guaranteed interest option are not permitted. However, if the owner elects to drop all Guaranteed benefits, the entire Protection with Investment Performance account value must be withdrawn from the contract or transferred into the Investment Performance variable investment options or guaranteed interest option. See “Dropping or changing your Guaranteed benefits” in “Benefits available under the contract”. See the limitations on amounts that may be transferred into the guaranteed interest option.

•
Once a withdrawal is taken from your Protection with Investment Performance account, you cannot make additional contributions to your Protection with Investment Performance account. You can, however, continue to make transfers from your Investment Performance account to the Protection with Investment Performance variable investment options until such time as (a) you make a subsequent contribution to your Investment Performance account or (b) the value of your Protected with Investment Performance account falls to zero, at which point transfers into the Protection with Investment Performance account will no longer be available.
A subsequent contribution received by us in the first 90 calendar days after your contract is issued will not be counted towards shutting down transfers to your Protection with Investment Performance account. See “How withdrawals affect your Guaranteed benefits” in “Benefits available under the contract”.

•	For amounts allocated to the Protection with Investment Performance variable investment options, you may make a transfer from one Protection with Investment Performance variable investment option to another Protection with Investment Performance variable investment option as follows:

—
You may make a transfer within the same category provided the resulting allocation to the receiving Protection with Investment Performance variable investment option does not exceed the investment option maximum in place at the time of the transfer.

—
You can make a transfer from a Protection with Investment Performance variable investment option in one category to a Protection with Investment Performance variable investment option in another category as long as any applicable minimum rule(s) for the transferring category, the minimum and maximum rule(s) for all categories and the maximum rule for the receiving Protection with Investment Performance variable investment option are met. For detailed information regarding these rules, see “Category and investment option limits” under “Allocating your contributions” in “Purchasing the Contract”.

—
You may also request a transfer that would reallocate your account value in the Protection with Investment Performance variable investment options based on percentages, provided those percentages are consistent with the category and Protection with Investment Performance variable investment option limits in place at the time of the transfer.

—
In calculating the limits for any transfers among the Protection with Investment Performance variable investment options, we use the Protection with Investment Performance account value percentages as of the date prior to the transfer.

—
Transfer requests do not change the allocation instructions on file for any future contribution or rebalancing, although transfer requests will be considered subject to the Custom Selection Rules at the time of the request. In connection with any transfer, you should consider providing new allocation instructions, which would be used in connection with future rebalancing. A transfer must comply with the Custom Selection Rules described under “Allocating your contributions”.

•	A transfer into the guaranteed interest option will not be permitted if such transfer would result in more than 25% of the Total account value being allocated to the guaranteed interest option, based on the Total account value as of the previous business day. This restriction is waived for amounts transferred from a dollar cost averaging program into the guaranteed interest option.

•	We reserve the right to restrict transfers into and among variable investment options, including limitations on the number, frequency, or dollar amount of transfers.

•	We may charge a transfer charge for any transfers in excess of 12 transfers in a contract year. For more information, see “Transfer charge” under “Charges that the Company deducts” in “Charges and expenses”.

•	For transfer restrictions regarding disruptive transfer activity, see “Disruptive transfer activity”.

•	The maximum amount that may be transferred from the guaranteed interest option to any investment option (including amounts transferred pursuant to the fixed-dollar option and interest sweep option dollar cost averaging programs described under “Allocating your contributions” in “Purchasing the Contract”) in any contract year is the greatest of:

(a)	25% of the amount you have in the guaranteed interest option on the last day of the prior contract year; or

(b)	the total of all amounts transferred at your request from the guaranteed interest option to any of the investment options in the prior contract year; or

(c)	25% of amounts transferred or allocated to the guaranteed interest option during the current contract year.

From time to time, we may remove the restrictions regarding transferring amounts out of the guaranteed interest option. If we do so, we will tell you by way of a supplement to this Prospectus. We will also tell you at least 45 days in advance of the day that we intend to reimpose the transfer restrictions. When we reimpose the transfer restrictions, if any dollar cost averaging transfer out of the guaranteed interest option causes a violation of the 25% outbound restriction, that dollar cost averaging program will be terminated for the current contract year. A new dollar cost averaging program can be started in the next or subsequent contract years.

You may request a transfer in writing (using our specific form), through Equitable Client portal. You must send in all written transfer requests on the specific form we provide directly to our processing office. We will confirm all transfers in writing.

Please see “Allocating your contributions” in “Purchasing the Contract” for more information about your role in managing your allocations.

Disruptive transfer activity

You should note that the contract is not designed for professional “market timing” organizations, or other orga nizations or individuals engaging in a market timing strategy.
The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying Portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying Portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a Portfolio to maintain larger amounts of cash or to liquidate Portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a Portfolio may have to sell its holdings to have the cash necessary to redeem the market timer’s investment. This can happen when it is not advantageous to sell any securities, so the Portfolio’s performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a Portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a Portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small-
and
mid-capitalization
companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than Portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting Portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small-
and
mid-capitalization
companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying Portfolios for more information on how Portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying Portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners.

We offer investment options with underlying Portfolios that are part of the affiliated Trust, as well as investment options with underlying Portfolios of outside trusts with which the Company has entered participation agreements (the “unaffiliated trusts” and, collectively with the affiliated Trust, the “trusts”). The affiliated Trust has adopted policies and procedures regarding disruptive transfer activity. It discourages frequent purchases and redemptions of Portfolio shares and will not make special arrangements to accommodate such transactions. It aggregates inflows and outflows for each Portfolio on a daily basis. On any day when a Portfolio’s net inflows or outflows exceed an established monitoring threshold, the affiliated Trust obtains from us contract owner trading activity. The affiliated Trust currently considers transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity.

When a contract is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

Each unaffiliated trust may have its own policies and procedures regarding disruptive transfer activity. If an unaffiliated trust advises us that there may be disruptive activity from one of our contract owners, we will work with the unaffiliated trust to review contract owner trading activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its Portfolios. Please see the prospectuses for the trusts for more information.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this Prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

Systematic transfer program

Under the systematic transfer program, you may elect to have amounts from the Investment Performance variable investment options and the guaranteed interest option transferred to the Protection with Investment Performance variable investment options. This can be done on a quarterly, semi-annual or annual basis. There are four transfer options available under this program.

Please check with your financial professional or one of our customer service representatives regarding the availability of our Systematic transfer program options.

(i)
Fixed dollar.
Under this option, you can transfer a specified dollar amount, subject to a minimum of $50. The dollar amount you select cannot be changed while the program is in effect. If your Investment Performance account value on the transfer date is $50 or less, we will transfer the entire amount and the program will end.

(ii)
Fixed percentage.
Under this program, you can transfer a specified percentage of your Investment Performance account as of the date of the transfer. The percentage you select cannot be changed while the program is in effect. If your Investment Performance account value on the transfer date is $50 or less, we will transfer the entire amount and the program will end.

(iii)
Transfer the gains.
Under this option, you can transfer amounts in excess of your “total net contributions” (described below) made to the Investment Performance account as of the date of the transfer. The calculated amount to be transferred must be $50 or greater in order for the transfer to occur. If you elect this option after issue, the first transfer will be for all gains in the Investment Performance account as of the date of the transfer. If there are no gains in the Investment Performance account, a transfer will not occur.

(iv)
Transfer the gains in excess of a specified percentage.
Under this option, you can transfer amounts in excess of a specified percentage of your “total net contributions” (described below) made to the Investment Performance account as of the date of the sweep. There is no restriction on the maximum percentage you can request, however, the specified percentage cannot be changed while the program is in effect. Also, the calculated amount to be transferred must be $50 or greater in order for the transfer to occur. If you elect this option after issue, the first transfer will be for all gains in the Investment Performance account in excess of a specified percentage. If there are no gains in the Investment Performance account, a transfer will not occur.

For options (iii) and (iv), the “net contribution amount” is the total contributions made to the Investment Performance account, adjusted for withdrawals (and any applicable withdrawal charges) and all transfers to the Protection with Investment Performance account. All subsequent contributions made to the Investment Performance account will increase the net contribution amount by the dollar amount of the contribution as of the transaction date of the contribution. All withdrawals and ad hoc transfers from the Investment Performance account will be withdrawn or transferred — gains first. The net contribution amount will only be reduced by a withdrawal (and any applicable withdrawal charges) or transfer to the extent that the withdrawal or transfer is in excess of “gains” in the Investment Performance account on the date of the transfer. For this purpose, “gains” is equal to the Investment Performance account value immediately prior to the withdrawal or transfer in excess of net contribution.

Please note the following under the Systematic transfer program:

•	As noted above, transfers can be made on a quarterly, semi-annual or annual basis. You can choose a start date for transfers but it cannot be later than the 28th day of the month or later than one year from the date you enroll. The frequency for transfers cannot be changed while the program is in effect. If you decide you want to change the frequency of transfers, you must cancel your current program and re-enroll
in the program.

•	For Series CP
®
contracts, any credits that are applied to the Investment Performance account will not be part of the net contribution amount. The total amount of credit applied to the Investment Performance account will be considered transferred to the Protection with Investment Performance account first before any earnings are transferred under our Systematic transfer program.

•	Each transfer will be
pro-rated
from all of your investment options in the Investment Performance account, except for amounts allocated to a Special DCA program. If either option (iii) or (iv) is selected and there are amounts allocated to a Special DCA program, the calculation of the sweep will use your Investment Performance account value (including any amounts in the Special DCA program that are designated for future transfers to the Investment Performance account). However, once the amount to be transferred is calculated, the transfer will be pro-rated
from the Investment Performance variable investment options and the Guaranteed interest option. No amounts will be transferred from the Special DCA program.

•	Under the Fixed percentage option, the calculation of the transfer will not include any amounts in the Special DCA program and the transfer will be pro-rated
from the Investment Performance variable investment options and the guaranteed interest option.

•	All transfers to the Protection with Investment Performance variable investment options will be in accordance with your allocation instructions on file.
•	An ad hoc transfer from the Investment Performance account to the Protection with Investment Performance account that is not part of the Systematic transfer program will not terminate the program. Please note, however, that a transfer under options (iii) or (iv) could decrease the net contribution amount that is used to determine the gains on each transfer date.

•	You can only have one Systematic transfer program in effect at any one time.

•	You can cancel your Systematic transfer program at any time.

•	Transfers under your Systematic transfer program do not count toward the transfers under the contract that may be subject to a transfer charge.

•	The Systematic transfer program is available with any dollar cost averaging program available under your Retirement Cornerstone ® contract.

•	You can elect a rebalancing program for your Investment Performance account value while the Systematic withdrawal program is in effect. If a rebalancing transaction date and Systematic transfer program transaction date happen to be on the same Business day, the transfer under the Systematic transfer program will be processed first. Then, we will process the rebalancing of your Investment Performance account value.

•	If all Guaranteed benefits are dropped post-funding of the Protection with Investment Performance account, your Systematic transfer program will be terminated.

•	If we exercise our right to discontinue contributions and/or transfers to the Protection with Investment Performance variable investment options, or if you are unable to make subsequent contributions and/or transfers to the Protection with Investment Performance variable investment options due to any other contribution or transfer restriction, your Systematic transfer program will be terminated.

•	If you make a contribution to your Investment Performance account following your first withdrawal from the Protection with Investment Performance account, your Systematic transfer program will be terminated.

6.
Accessing your money

Withdrawing your account value

You have several ways to withdraw your Total account value before payments begin. The table below shows the methods available under each type of contract.

Withdrawals reduce your account value and may be subject to withdrawal charges and have tax consequences, including possible tax penalties. Your account value could become insufficient due to withdrawals and/or poor market performance. For information on how withdrawals could significantly reduce or terminate your Guaranteed benefits and potentially cause your contract to terminate, please see “Effect of your account values falling to zero” in “Determining your contract’s value” and “How withdrawals affect your Guaranteed benefits” in “Benefits available under the contract”.

If you take a withdrawal from the Protection with Investment Performance variable investment options, the withdrawal may impact your existing benefits and you will no longer be permitted to make subsequent contributions into the Protection with Investment Performance variable investment options. The first withdrawal from your Protection with Investment Performance account may also affect the applicable
Roll-up
rate used in calculating certain Guaranteed benefits. See “How you can purchase and contribute to your contract”, and “Annual
Roll-up
rate” and “Deferral bonus
Roll-up
rate” under “Guaranteed income benefit” in “Benefits available under the contract”, as well as Appendix “Rules regarding contributions to your contract” for more information.

Method of withdrawal

Contract (1)	Auto- matic payment plans (2)	Partial	Syste- matic (3)	Pre-age 59 1 ⁄ 2 sub- stantially equal	Lifetime required minimum distribu- tion
NQ	Yes	Yes	Yes	No	No
Traditional IRA	Yes	Yes	Yes	Yes	Yes
Roth IRA	Yes	Yes	Yes	Yes	No
Inherited IRA	No	Yes	No	No	Yes (4)
QP (5)	Yes	Yes	No	No	No
(1)	Please note that not all contract types are available under all contracts in the Series.
(2)	Available for contracts with GIB only.
(3)	Available for withdrawals from your Investment Performance variable investment options and guaranteed interest option only.
(4)	The contract (whether traditional IRA or Roth IRA) pays out post-death required minimum distributions. See “Inherited IRA beneficiary continuation contract” in “Purchasing the Contract”.
(5)	All payments are made to the plan trust as the owner of the contract. See “Appendix “Rules regarding contributions to your contract”: Purchase considerations for QP contracts”.

All requests for withdrawals must be made on a specific form that we provide. Please see “How to reach us” under “The Company” for more information.

Automatic payment plans

(For contracts with GIB)

You may take automatic withdrawals from your Protection with Investment Performance account under either the Maximum payment plan or the Customized payment plan, as described below. Under either plan, you may take withdrawals on a monthly, quarterly or annual basis. You may change the payment frequency of your withdrawals at any time, and the change will become effective on the next contract date anniversary. All withdrawals from an Automatic payment plan count toward your free withdrawal amount.

You may elect either the Maximum payment plan or the Customized payment plan beginning after the first contract date anniversary. You must wait at least 28 days from enrollment in a plan before automatic payments begin. We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month. However, you must elect a date that is more than three calendar days prior to your contract date anniversary.

If you take a partial withdrawal from your Protection with Investment Performance account while an automatic payment plan is in effect, we will terminate the plan. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary. A partial withdrawal taken during an automatic payment plan could result in an Excess withdrawal. See “Guaranteed income benefit” in “Benefits available under the contract” and “How withdrawals affect your Guaranteed benefits” in “Benefits available under the contract”.

Maximum payment plan

If you have funded the GIB, the Maximum payment plan is available beginning in the contract year that follows the contract year in which you first fund your Protection with Investment Performance account. Under the Maximum payment plan, you can request us to pay you the Annual withdrawal amount as scheduled payments. The payment amount may increase or decrease annually as the result of a change in the Annual
Roll-up
rate. Also, the payment amount may increase as the result of a reset of your GIB benefit base.

If you elect the Maximum payment plan and start monthly or quarterly payments after the beginning of a contract year, the payments you take that year will be less than your Annual withdrawal amount.

If you take a partial withdrawal from your Protection with Investment Performance account in the same contract year prior to enrollment in the Maximum payment plan, the partial withdrawal will be factored into the scheduled payments for that contract year, as follows: we will calculate the Annual withdrawal amount and subtract the partial withdrawal amount. The difference will be divided by the number of payments that remain for the rest of the contract year based on your election. This will be the amount paid out for the remaining periods for that contract year.

Customized payment plan

Please check with your financial professional or one of our customer service representatives regarding the availability of our Customized payment plan options.

If you have funded the GIB, the Customized payment plan is available beginning in the contract year that follows the contract year in which you first fund your Protection with Investment Performance account. Currently, any of the following five Customized payment plan options can be elected. For options that are based on a withdrawal percentage, the specified percentage is applied to your GIB benefit base as of the most recent contract date anniversary. See “Annual withdrawal amount” in “Guaranteed income benefit” under “Benefits available under the contract”.

The following payment options can be elected under the Customized payment plan. For options
(i)-(iii) and
(v), your payment may increase or decrease annually as the result of a change in the Annual
Roll-up
rate. Also, the payment amount may increase as the result of a reset of your GIB benefit base.

(i)
Guaranteed minimum percentage: You can request us to pay you as scheduled payments a withdrawal amount based on a withdrawal percentage that is fixed at the lowest guaranteed Annual
Roll-up
rate of 4%.

(ii)
Fixed percentage below the Annual
Roll-up
rate: You can request us to pay you as scheduled payments a withdrawal amount based on the applicable Annual
Roll-up
rate
minus
a fixed percentage for each contract year. If in any contract year the calculation would result in a payment that is less than 4%, your withdrawal percentage for that contract year will be 4%. In other words, the withdrawal percentage can never be less than 4%. Your percentage requests must be in increments of 0.50%.

(iii)
Fixed percentage: You can request us to pay you as scheduled payments a withdrawal amount based on a fixed percentage. The percentage may not exceed the Annual
Roll-up
rate in any contract year. If in any contract year the fixed percentage is greater than your Annual
Roll-up
rate for that contract year, we will pay you only the Annual withdrawal amount as scheduled payments for that contract year. Your percentage requests must be in increments of 0.50%.

(iv)
Fixed dollar amount: You can request us to pay you as scheduled payments a fixed dollar withdrawal amount each contract year. The fixed dollar amount may not exceed your Annual withdrawal amount in any contract year. If in any contract year the fixed dollar amount is greater than your Annual withdrawal amount, we will pay you as scheduled payments only your Annual withdrawal amount.

(v)
Fixed dollar amount or fixed percentage from both your Protection with Investment Performance account and your Investment Performance account: You can request us to pay you a fixed dollar amount or fixed percentage as scheduled payments that may be greater than your Annual withdrawal amount. The Annual withdrawal amount will be withdrawn from your Protection with Investment Performance account. We will pay you any requested amount that is in excess of your Annual withdrawal amount from your Investment Performance account. If in any contract year there is insufficient value in the Investment Performance account to satisfy your requested fixed dollar or fixed percentage withdrawal, we will pay you the maximum amount that can be withdrawn from your Annual withdrawal amount and your Investment Performance account as scheduled payments for that contract year even though this amount will be less than you requested.

It is important to note that if you elect the Customized payment plan and start monthly or quarterly withdrawals after the beginning of a contract year, you could select scheduled payment amounts that would cause an Excess withdrawal. If your selected scheduled payment would cause an Excess withdrawal, we will notify you. Excess withdrawals may significantly reduce the value of the GIB (and “Greater of” death benefit, if elected). See “How withdrawals affect your Guaranteed benefits” and “Guaranteed income benefit” in “Benefits available under the contract”.

For examples of how withdrawals affect your Guaranteed benefit bases, see Appendix “Examples of how withdrawals affect your Guaranteed benefit bases”.

Partial withdrawals and surrenders

(All contracts)

You may take partial withdrawals from your contract at any time. Currently, the minimum withdrawal amount is $300. For discussion on how amounts can be withdrawn, see “How withdrawals are taken from your Total account value”. You can also surrender your contract at any time.

Partial withdrawals will be subject to a withdrawal charge if they exceed the free withdrawal amount. For more information, see “Free withdrawal amount” in “Charges and expenses”.

Any request for a partial withdrawal will terminate your participation in either the Maximum payment plan or Customized payment plan.

Systematic withdrawals

(All contracts except Inherited IRA and QP)

You may take systematic withdrawals of a particular dollar amount or a particular percentage of your Investment Performance variable investment options and guaranteed interest option.

If your contract is subject to withdrawal charges, you may take systematic withdrawals on a monthly, quarterly or annual basis as long as the withdrawals do not exceed the following percentages of your Investment Performance account value: 0.8% monthly, 2.4% quarterly and 10.0% annually. The minimum amount you may take in each systematic withdrawal is $250. If the amount withdrawn would be less than $250 on the date a withdrawal is to be taken, we will not make a payment and we will terminate your systematic withdrawal election.

If the withdrawal charges on your contract have expired (not applicable to Series C and Series ADV which have no withdrawal charges), you may elect a systematic withdrawal option in excess of percentages described in the preceding paragraph, up to 100% of your Investment Performance account value.
However, if you elect a systematic withdrawal option in excess of these limits, and make a subsequent contribution to your Investment
Performance
account,
the systematic withdrawal option will be terminated.
You may then elect a new systematic withdrawal option within the limits described in the preceding paragraph.

If you elect our systematic withdrawal program, you may request to have your withdrawals made on any day of the month, subject to the following restrictions:

•	You must select a date that is more than three calendar days prior to your contract date anniversary; and

•	You cannot select the 29th, 30th or 31st.

If you do not select a date, we will make the withdrawals the same day of the month as the day we receive your request to elect the program, subject to the same restrictions listed above. If you have also elected a GIB Automatic payment plan, unless you instruct us otherwise, your systematic withdrawal option withdrawals will be on the same date as your automatic payment plan. You must wait at least 28 days after your contract is issued before your systematic withdrawals can begin.

You may elect to take systematic withdrawals at any time.

If the systematic withdrawal option is elected with an Automatic payment plan, the payment frequency will be the same as the Automatic payment plan.

You may change the payment frequency, or the amount or the percentage of your systematic withdrawals, once each contract year. However, you may not change the amount or percentage in any contract year in which you have already taken a partial withdrawal. You can cancel the systematic withdrawal option at any time.
If you take a partial withdrawal while you are taking systematic withdrawals, your systematic withdrawal option will be terminated. You may then elect a new systematic withdrawal option.

Systematic withdrawals are not subject to a withdrawal charge, except to the extent that, when added to a partial withdrawal amount previously taken in the same contract year, the systematic withdrawal exceeds the free withdrawal amount.

Substantially equal withdrawals

(Traditional IRA and Roth IRA contracts only)

We offer our “substantially equal withdrawals option” to allow you to receive distributions from your contract without triggering the 10% additional federal income tax penalty, which normally applies to distributions made before age 59
1
⁄
2
. Substantially equal withdrawals are also referred to as “72(t) exception withdrawals”. See “Tax information”. The substantially equal withdrawals option is available only if 100% of your Total account value is allocated to either the Protection with Investment Performance account or the Investment Performance account. This option is not available if your Total account value is split between the Protection with Investment Performance account and the Investment Performance account at the time you elect this option. If you elect to take substantially equal withdrawals, you may not elect any other automated withdrawal program.

If you elect our substantially equal withdrawals option, we calculate the permissible distributions for you using one of the
IRS-approved
methods for doing this. You should be aware that the portion of any withdrawal from the Protection with Investment Performance account that is in excess of the Annual withdrawal amount will reduce the benefit base(s) for your Guaranteed benefits on a pro rata basis as of the date of the withdrawal. See “How withdrawals affect your Guaranteed benefits” and “Annual withdrawal amount” under “Guaranteed income benefit” in “Benefits available under the contract” for more information.

Our substantially equal withdrawals option is not the exclusive method of meeting the penalty exception. After consultation with your tax adviser, you may decide to use any permissible method. If you do not elect our substantially equal withdrawals option, you would have to compute withdrawal amounts yourself and request partial withdrawals.

Once you begin to take substantially equal withdrawals, you should not do any of the following until after the later of age 59
1
⁄
2
or five full years after the first withdrawal: (i) stop them; (ii) change the pattern of your withdrawals (for example, by taking an additional partial withdrawal); or (iii) contribute any more to the contract. If you alter the pattern of withdrawals, you may be liable for the 10% federal tax penalty that would have otherwise been due on prior withdrawals made under this option and for any interest on the delayed payment of the penalty.

Making additional contributions to the contract is treated as changing the pattern of withdrawals. It does not matter whether the additional contributions are made by direct transfer or rollover; nor does it matter if they are made to the Investment Performance account or the Protection with Investment Performance account. Because the penalty exception method does not permit additional contributions or payment changes to restore any Guaranteed benefit base under the contract, you and your tax adviser should consider carefully whether you should elect the Substantially equal withdrawals option or any other method of penalty exception withdrawals if you have allocated or intend to allocate amounts to the Protection with Investment Performance account value after starting Substantially equal withdrawals.

In accordance with IRS guidance, an individual who has elected to receive substantially equal withdrawals may make a one-time
change, without penalty, from one of the
IRS-approved
methods of calculating fixed payments to another
IRS-approved
method (similar to the required minimum distribution rules) of calculating payments, which vary each year.

If the contract is eligible, you may elect to take substantially equal withdrawals at any time before age 59
1
⁄
2
. We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month. However, you must elect a date that is more than three calendar days prior to your contract date anniversary. We will calculate the amount of your substantially equal withdrawals using the
IRS-approved
method we offer. The payments will be made monthly, quarterly or annually as you select. These payments will continue until (i) we receive written notice from you to cancel this option; (ii) you take an additional partial withdrawal; or (iii) you contribute any more to the contract. You may elect to start receiving substantially equal withdrawals again, but the payments may not restart in the same calendar year in which you took a partial withdrawal or added amounts to the contract. We will calculate the new withdrawal amount.

Because the
IRS-approved
penalty exception methods do not permit you to add contributions or change payments to restore the Guaranteed benefit base(s), as noted above, you and your tax adviser should consider carefully whether you should elect the substantially equal withdrawals option or any other method of penalty exception withdrawals if you have allocated any amounts to the Protection with Investment Performance account.

Lifetime required minimum distribution withdrawals

(Traditional IRA contracts only — See “Tax information”)

We offer our “automatic required minimum distribution (RMD) service” to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute RMDs yourself and request partial withdrawals. In such a case, a withdrawal charge may apply. Before electing this account-based withdrawal option, you should consider whether annuitization might be better in your situation. If you have funded your Guaranteed benefit(s), amounts withdrawn from the contract to meet RMDs may reduce your benefit base(s) and may limit the utility of the benefit(s). Also, the actuarial present value of additional contract benefits must be added to the Total account value in calculating RMD payments from annuity contracts funding IRAs, which could increase the amount required to be withdrawn. Please refer to “Tax information”.

This service is not available under QP contracts.

You may elect your “automatic required minimum distribution (RMD) service” in the year in which you reach the applicable RMD age under federal tax law (as described under “Tax Information” later in this prospectus).

See the discussion of lifetime required minimum distributions under “Tax Information”.

The minimum amount we will pay out is $250. Currently, RMD payments will be made annually.

This service does not generate automatic RMD payments during the first calendar year. Therefore, if you are making a rollover or transfer contribution to the contract after the applicable RMD age, you must take any RMDs before the rollover or transfer. If you do not, any withdrawals that you take during the first contract year to satisfy your RMDs may be subject to withdrawal charges, if applicable, if they exceed the free withdrawal amount.

For traditional IRA contracts, we will send a form outlining the distribution options available in the year you reach the applicable RMD age if you have not begun your annuity payments before that time.

We do not impose a withdrawal charge on RMD payments taken through our automatic RMD service even if, when added to a partial withdrawal previously taken in the same contract year, the RMD payments exceed the free withdrawal amount.

RMDs for contracts with GIB.
Generally, if you elect our Automatic RMD service, any lifetime RMD payment we make to you, starting in the first contract year, will not be treated as an Excess withdrawal for contracts with GIB or with GIB and the “Greater of” death benefit. Amounts from both your Protection with Investment Performance account and Investment Performance account values are used to determine your lifetime RMD payment each year.

If you elect either the Maximum payment plan or the Customized payment plan (together, “automatic payment plans”) and our Automatic RMD service, we will make an extra payment, if necessary, on December 1st that will equal your lifetime RMD amount less all payments made through November 30th and any scheduled December payment. The combined Automatic payment plan and RMD payment will not be treated as an Excess withdrawal if the RMD, together with any withdrawal taken under one of our automatic plans exceeds your Annual withdrawal amount. The additional payment will reduce your GIB benefit base and
Roll-up
to age 85 benefit base (for contracts with the “Greater of” death benefit) on a dollar-for-dollar
basis. Your Highest Anniversary Value benefit base is always reduced on a pro rata basis.

If you take any partial withdrawals in addition to your RMD and Automatic payment plan payments, your applicable Automatic payment plan will be terminated. Any partial withdrawal taken from your Protection with Investment Performance account may cause an Excess withdrawal and may be subject to a withdrawal charge. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary. Further, your GIB benefit base and Annual withdrawal amount will be reduced.

If you elect our Automatic RMD service and elect to take your Annual withdrawal amount in partial withdrawals without electing one of our available Automatic payment plans, we will make a payment, if necessary, on December 1st that will equal your RMD payment less all withdrawals made through November 30th. If prior to December 1st you make a partial withdrawal that exceeds your Annual withdrawal amount, but not your RMD amount, any portion of that partial withdrawal taken from your Protection with Investment Performance account will be treated as an Excess withdrawal, as well as any subsequent partial withdrawals taken from your Protection with Investment Performance account made during the same contract year. However, if by December 1st your withdrawals have not exceeded your RMD amount, the RMD payment we make to you will not be treated as an Excess withdrawal.

Your RMD payment will be withdrawn on a pro rata basis from your Investment Performance variable investment options and guaranteed interest option, excluding amounts in a Special DCA program. If there is insufficient value or no value in those options, we will withdraw amounts from your Special DCA program. If there is insufficient value in those options, any additional amount of the RMD payment or the total amount of the RMD payment will be withdrawn from your Protection with Investment Performance variable investment options. For information on how RMD payments are taken from your contract see “How withdrawals are taken from your Total account value”.

If you do not elect our Automatic RMD service and if your Annual withdrawal amount is insufficient to satisfy the RMD payment, any additional withdrawal taken in the same contract year (even one to satisfy your RMD payment) from your Protection with Investment Performance account will be treated as an Excess withdrawal.

How withdrawals are taken from your Total account value

Unless you specify otherwise, all withdrawals (other than Automatic payment plan withdrawals and lump sum withdrawals of your Annual withdrawal amount and substantially equal withdrawals) will be taken on a pro rata basis from your Investment Performance variable investment options and guaranteed interest option, excluding amounts in a Special DCA program. If there is insufficient value or no value in those options, we will subtract amounts from a
Special DCA program. If there is insufficient value in those options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from your Protection with Investment Performance variable investment options. Any amounts withdrawn from a Special DCA program that were designated for the Protection with Investment Performance variable investment options will reduce your Guaranteed benefit base(s).

Automatic payment plan withdrawals (other than fixed dollar amount or fixed percentage withdrawals) and lump sum withdrawals of your Annual withdrawal amount will always be taken on a pro rata basis only from your Protection with Investment Performance variable investment options.

Fixed dollar amount or fixed percentage withdrawals are first taken on a pro rata basis from your Protection with Investment Performance variable investment options. If there is insufficient value or no value in those options, we will subtract amounts from your Investment Performance variable investment options and guaranteed interest option, excluding amounts in a Special DCA program. If there is insufficient value or no value in those options, we will subtract amounts from a Special DCA program.

Substantially equal withdrawals are taken on a pro rata basis from your Total account value. However, if after you have elected the substantially equal withdrawals option your Total account value is split between the Protection with Investment Performance account value and the Investment Performance account value, your substantially equal withdrawals will be taken on a pro rata basis from your Investment Performance variable investment options and guaranteed interest option, excluding amounts in a Special DCA program. If there is insufficient value or no value in those options, we will subtract amounts from a Special DCA program. If there is insufficient value in those options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from your Protection with Investment Performance variable investment options. Any amounts withdrawn from a Special DCA program that were designated for the Protection with Investment Performance variable investment options will reduce your Guaranteed benefit base(s).

You may choose to have withdrawals subtracted from your contract based on the following options:

(1)	Take the entire withdrawal on a pro rata basis from the Protection with Investment Performance variable investment options; or

(2)
Take the entire withdrawal from the Investment Performance account value, specifying which Investment Performance variable investment options and/or guaranteed interest option the withdrawal should be taken from; or

(3)
Request a certain portion of the withdrawal to be taken from the Protection with Investment Performance variable investment options and take the remaining part of the withdrawal from the Investment Performance variable investment options. You must specify the investment options for the Investment Performance account value. The withdrawal from the Protection with Investment Performance variable investment options will be taken on a pro rata basis.

For more information on how withdrawals affect your Guaranteed benefits, see “How withdrawals affect your Guaranteed benefits” in “Benefits available under the contract” and Appendix “Examples of how withdrawals affect your Guaranteed benefit bases”.

Withdrawals treated as surrenders

Certain withdrawals may cause your contract and certain Guaranteed benefits to terminate, as follows:

•	Any fee deduction and/or withdrawal that causes your Total account value to fall to zero will terminate the contract and any applicable Guaranteed benefit, other than the GIB (unless the account value falls to zero due to an “Excess withdrawal”). See “Guaranteed income benefit” in “Benefits available under the contract” for a discussion of what happens to your benefit if your Protection with Investment Performance account value falls to zero.

•	If you did not elect the GIB or have not yet funded it, the following applies:

—	a request to withdraw 90% or more of your cash value will terminate your contract and any applicable Guaranteed minimum death benefit;

—
we reserve the right to terminate the contract and any applicable Guaranteed minimum death benefit if no contributions are made during the last three contract years and the cash value is less than $500; and

—	we reserve the right to terminate your contract and any applicable Guaranteed minimum death benefit if any withdrawal would result in a remaining cash values of less than $500.

If your contract is terminated, we will pay you the contract’s cash value. See “Surrendering your contract to receive its cash value”. For the tax consequences of withdrawals, see “Tax information”.

Surrendering your contract to receive its cash value

You may surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural
owners, while an annuitant is living) and before you begin to receive annuity payments (Lifetime GIB payments or otherwise). For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information.

Upon your request to surrender your contract for its cash value, all benefits under the contract, including the GIB, will terminate as of the date we receive the required information if your cash value in your Protection with
Investment Performance account is greater than your Annual withdrawal amount remaining for that year. If your cash value is not greater than your Annual withdrawal amount remaining for that year, then you will receive your cash value and a supplementary life annuity contract under which we will pay you Lifetime GIB payments. For more information, please see “Effect of your account values falling to zero” in “Determining your contract’s value” and “Guaranteed income benefit” in “Benefits available under the contract”.

You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See “Your annuity payout options”. For the tax consequences of surrenders, see “Tax information”.

When to expect payments

Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the business day the transaction request is received by us in good order. These transactions may include applying proceeds to a payout annuity, payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge, if applicable) and, upon surrender, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

(1)	the NYSE is closed or restricts trading,

(2)	the SEC determines that an emergency exists as a result of sales of securities or determination of the fair value of a variable investment option’s assets is not reasonably practicable, or

(3)	the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

We can defer payment of any portion of your value in the guaranteed interest option or a Special DCA program, (other than for death benefits) for up to six months while you are living. We also may defer payments for a reasonable amount of time (not to exceed 10 days) while we are waiting for a contribution check to clear.

All payments are made by check and are mailed to you (or the payee named in a tax-free
exchange) by U.S. mail, unless you request that we use an express delivery or wire transfer service at your expense.

Signature Guarantee

As a protection against fraud, we require a signature guarantee (i.e., Medallion Signature Guarantee as required by us) for the following transaction requests:

•	disbursements, including but not limited to partial withdrawals, surrenders, transfers and exchanges, over $250,000;

•	any disbursement requested within 30 days of an address change;

•	any disbursement when we do not have an originating or guaranteed signature on file or where we question a signature or perceive any inconsistency between the signature on file and the signature on the request; and

•	any other transaction we require.

We may change the specific requirements listed above, or add signature guarantees in other circumstances, at our discretion if we deem it necessary or appropriate to help protect against fraud. For current requirements, please refer to the requirements listed on the appropriate form or call us at the number listed in this prospectus.

You can obtain a Medallion Signature Guarantee from more than 7,000 financial institutions that participate in a Medallion Signature Guarantee program. The best source of a Medallion Signature Guarantee is a bank, brokerage firm or credit union with which you do business.
A notary public cannot provide a Medallion Signature Guarantee. Notarization will not substitute for a Medallion Signature Guarantee.

Your annuity payout options

The following description assumes annuitization of your entire contract. For partial annuitization, see “Partial Annuitization”.

Deferred annuity contracts such as those in the Retirement Cornerstone
®
Series provide for conversion to annuity payout status at or before the contract’s “maturity date.” This is called “annuitization.” Upon annuitization, your account value is applied to provide periodic payments as described in this section; the contract and all its benefits terminate; and will be converted to a supplementary contract for the periodic payments (“payout option”). The supplementary contract does not have an account value or cash value.

You may choose to annuitize your contract at any time after 13 months (five years for Series CP
®
contracts) after the contract date. The contract’s maturity date is the latest date on which annuitization can occur. If you do not annuitize before the maturity date and at the maturity date have not made an affirmative choice as to the type of annuity payments to be received, we will convert your contract to the default annuity payout option which is a life annuity with a period certain. In this case, the period certain will be based on the annuitant’s age and will not exceed 10 years.

If you elected the GIB or a Guaranteed minimum death benefit, your contract may have both a Protection with Investment Performance account value and an Investment Performance account value. If there is a Protection with Investment Performance account value and you choose to annuitize your contract before the maturity date, the GIB will terminate without value even if your GIB benefit base is greater than zero. The payments that you receive under the payout annuity option you select may be less than you would have received under GIB. See “Guaranteed income benefit” in “Benefits available under the contract” for further information. Any Guaranteed minimum death benefit terminates upon annuitization.

In general, your periodic payment amount upon annuitization is determined by your Total account value, the form of the annuity payout option you elect as described below, the timing of your purchase and the applicable annuity purchase rate to which that value is applied. Once begun, annuity payments cannot be stopped unless otherwise provided in the supplementary contract. Your contract guarantees that upon annuitization, your account value will be applied to a guaranteed annuity purchase rate for a life annuity. We reserve the right, with advance notice to you, to change guaranteed annuity purchase rates any time after your fifth contract date anniversary and at not less than five-year intervals after the first change. (Please see your contract and SAI for more information.) In the event that we exercise our contractual right to change the guaranteed annuity purchase factors, we would segregate the account value based on contributions and earnings received prior to and after the change. When your contract is annuitized, we would calculate the payments by applying the applicable purchase factors separately to the value of the contributions received before and after the rate change. We will provide you with 60 days advance written notice of such a change.

In addition, you may apply your Total account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We have the right to require you to provide any information we deem necessary to provide an annuity upon annuitization. If the annuity payment amount is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.

We currently offer you several choices of annuity payout options. The options available directly under the contract entitle you to receive fixed annuity payments. We may offer other payout options not outlined here. Your financial professional can provide details.

The payments that you receive upon annuitization of your Protection with Investment Performance account value may be less than your Annual withdrawal amount or your Lifetime GIB payments. If you are considering annuitization, you should ask your financial professional for information about the payment amounts that would be made under the various choices that are available to you. You may also obtain that information by contacting us. Annuitization of your Investment Performance account value after the date your Lifetime GIB payments begin will not affect those payments.

You can annuitize your contract. The current available annuity payout options are listed below. Restrictions may apply, depending on the type of contract you own or the owner’s and annuitant’s ages at contract issue. Other than life annuity with period certain, we reserve the right to add, remove or change any of these annuity payout options at any time. In addition, if you are exercising your GIB, your choice of payout options are those that are available under the GIB (see “Guaranteed income benefit” in “Benefits available under the contract”). Please contact our customer service representatives or speak with your financial professional to confirm which annuity payout option(s) are available to you.

Fixed annuity payout options	• Life annuity • Life annuity with period certain • Life annuity with refund certain

•
Life annuity:
An annuity that guarantees payments for the rest of the annuitant’s life. Payments end with the last monthly payment before the annuitant’s death. Because there is no continuation of benefits following the annuitant’s death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living. It is possible that the Life annuity option could result in only one payment if the annuitant dies immediately after the first payment.

•
Life annuity with period certain:
An annuity that guarantees payments for the rest of the annuitant’s life. If the annuitant dies before the end of a selected period of time (“period certain”), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant’s life expectancy. A life annuity with a period certain is the form of annuity under the contract that you will receive if you do not elect a different payout option. In this case, the period certain will be based on the annuitant’s age and will not exceed 10 years.

•
Life annuity with refund certain:
An annuity that guarantees payments for the rest of the annuitant’s life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered subject to the required minimum distribution rules if applicable. This payout option is available only as a fixed annuity.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant’s life, and after the annuitant’s death, payments continue to the survivor. We may offer other payout options not outlined here. Your financial professional can provide you with details.

With fixed annuities, we guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.

The amount applied to purchase an annuity payout option

(For the purposes of this section, please note that withdrawal charges do not apply to Series C and Series ADV contracts.)

The amount applied to purchase an annuity payout option varies, depending on the payout option that you choose, and the timing of your purchase as it relates to any withdrawal charges that apply under your contract.

We use the account value if you select a life annuity, life annuity with period certain or life annuity with refund certain. If we are offering non-life contingent forms of annuities, we use the cash value if you select one of these payout options as any applicable withdrawal charge will apply.

Partial Annuitization.
Partial annuitization of nonqualified deferred annuity contracts is permitted under certain circumstances. You may choose from the annuity payout options described here. We no longer offer a period certain option for partial annuitization. We require you to elect partial annuitization on the form we specify. Partial annuitization is not available for a guaranteed income benefit under a contract. For purposes of this contract, we will effect any partial annuitization as a withdrawal applied to a payout annuity. Please note that a withdrawal from your Protection with Investment Performance account to purchase an annuity payout contract will affect your Guaranteed benefit bases just like any other withdrawal. See “How withdrawals are taken from your Total Account Value”. Also, see the discussion of “Partial Annuitization” in “Tax Information”.

Selecting an annuity payout option

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. The contract owner and annuitant must meet the issue age and payment requirements.

You can choose the date annuity payments begin but it may not be earlier than thirteen months from your contract date or not earlier than five years from your Series CP
®
contract date (in a limited number of jurisdictions this requirement may be more or less than five years). You can change the date your annuity payments are to begin at any time. The date may not be later than the annuity maturity date described below.

For Series CP
®
contracts, if you start receiving annuity payments within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years. Please see Appendix “State contract availability and/or variations of certain features and benefits” for information on state variations.

The amount of the annuity payments will depend on the amount applied to purchase the annuity and the applicable annuity purchase factors, discussed earlier. The amount of each annuity payment will be less with a greater frequency of payments, or with a longer certain period of a life contingent annuity. Once elected, the frequency with which you receive payments cannot be changed.

If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay your Total account value in a single sum rather than as payments under the payout option chosen. If you select an annuity payout option and payments have begun, no change can be made.

You will not be able to make withdrawals or change annuity payout options once your contract is annuitized. However, depending on your beneficiary/joint annuitant designations and annuity payout option, the annuity amounts and payment term remaining after your death may be modified if necessary to comply with the minimum distribution requirements of federal income tax law.

Annuity maturity date

Your contract has a maturity date. The maturity date is based on the age of the original annuitant at contract issue and cannot be changed other than in conformance with applicable law, even if you name a new annuitant. The maturity date is generally the contract date anniversary that follows the annuitant’s 95th birthday (or older joint annuitant if your contract has joint annuitants). The maturity date may not be less than thirteen months from your contract date, unless otherwise stated in your contract. We will send a notice with the contract statement one year prior to the maturity date and with each quarterly statement until the maturity date. The notice will include the date of maturity, describe the available annuity payout options, state the availability of a lump sum payment option, and identify the default payout option, if you do not provide an election by the time of your contract maturity date.

If you have not funded the GIB, you may either take a lump sum payment or select an annuity payout option on the maturity date. If you do not make an election at maturity, we will apply your Investment Performance account value to a life-period certain fixed annuity with payments based on the greater of guaranteed or then current annuity purchase rates.

If you have funded the GIB, the following applies on the maturity date:

•	For amounts allocated to your Investment Performance account, you may select an annuity payout option or take a lump sum payment.

•	If you do not make an election for your Protection with Investment Performance account value on your maturity date, we will apply the Protection with Investment Performance account value to either (a) or (b) below, whichever provides a greater payment:

(a)	a fixed life annuity with a period certain with payments based on the greater of the guaranteed or then current annuity purchase rates, or

(b)	a supplementary contract with annual payments equal to your GIB benefit base applied to the applicable GIB payout factor.

If you elect payments on a joint life basis, the joint life must be your spouse and the joint life GIB payout factors will be reduced. See “Lifetime GIB payments” under “Guaranteed income benefit” in “Benefits available under the contract.” You may also elect to have your Protection with Investment Performance account value paid to you in a lump sum or applied to an annuity payout option we are offering at the time.

If Lifetime GIB payments have already begun, we will issue you one supplementary contract to continue receiving your Lifetime GIB payments. For amounts allocated to your Investment Performance account, you must select an annuity payout option or take a lump sum payment.

7.
Charges and expenses

Charges that the Company deducts

We deduct the following charges each day from the net assets of each variable investment option. These charges are reflected in the unit values of each variable investment option:

•	An operations charge

•	An administration charge

•	A distribution charge

We deduct the following charges as described later in this section. When we deduct these charges from your variable investment options, we reduce the number of units credited to your contract:

•	On each contract date anniversary — an annual administrative charge, if applicable.

•	At the time you make certain withdrawals or surrender your contract — a withdrawal charge (if applicable).

•	On each contract date anniversary — a charge for each optional benefit you elect: a Guaranteed minimum death benefit (other than the Return of Principal death benefit) and the Guaranteed income benefit.

•	At the time annuity payments are to begin — charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. An annuity administrative fee may also apply.

•	At the time you request a transfer in excess of 12 transfers in a contract year — a transfer charge (currently, there is no charge).

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See “Group or sponsored arrangements”.

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise, we will incur a loss.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this Prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. This does not mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contracts.

To help with your retirement planning, we may offer other annuities with different charges, benefits and features. Please contact your financial professional for more information.

Base contract expenses

Operations charge.
We deduct a daily charge from the net assets in each variable investment option to compensate us for operations expenses, a portion of which compensates us for mortality and expense risks, described below. In connection with the Protection with Investment Performance variable investment options, a portion of this charge compensates us for our costs in providing the Return of Principal death benefit. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

Series B:	0.80%

Series CP ® :	0.95%

Series L:	1.10%

Series C:	1.10%

Series ADV:	0.35%

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. Lastly, we assume a mortality risk to the extent that at the time of death, the Guaranteed minimum death benefit exceeds the cash value of the contract. The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect.

For Series CP
®
contracts, a portion of this charge also compensates us for any credits we apply to the contract. We expect to make a profit from this charge. For a discussion of the credit, see “Credits” in “Purchasing the Contract”.

Administration charge.
 We deduct a daily charge from the net assets in each variable investment option. The charge, together with the annual administrative charge described below, is to compensate us for administrative expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

Series B:	0.30%

Series CP ® :	0.35%

Series L:	0.30%

Series C:	0.25%

Series ADV:	0.20%

Distribution charge.
We deduct a daily charge from the net assets in each variable investment option to compensate us for a portion of our sales expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

Series B:	0.20%

Series CP ® :	0.25%

Series L:	0.25%

Series C:	0.35%

Series ADV:	0.10%

Account value charges

Annual administrative charge.
 We deduct an administrative charge from your Total account value on each contract date anniversary. We deduct the charge if your Total account value on the last business day of the contract year is less than $50,000. If your Total account value on such date is $50,000 or more, we do not deduct the charge. During the first two contract years, the charge is equal to $30 or, if less, 2% of your Total account value. The charge is $30 for contract years three and later.

We will deduct this charge from your value in the Investment Performance variable investment options and the guaranteed interest option (see Appendix “State contract availability and/or variations of certain features and benefits” to see if deducting this charge from the guaranteed interest option is permitted in your state) on a pro rata basis. If those amounts are insufficient, we will deduct all or a portion of the charge from a Special DCA account. If those amounts are insufficient, we will deduct all or a portion of the charge from the Protection with Investment Performance variable investment options.

If the contract is surrendered or annuitized or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

If your Total account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable Guaranteed benefits except as noted under “Effect of your account values falling to zero” in “Determining your contract’s value”.

Transfer charge

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for any transfers in excess of 12 per contract year. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer. The transfer charge (if applicable), will be assessed at the time that the transfer is processed. Any transfer charge will be deducted from the investment options from which the transfer is made. We will not charge for transfers made in connection with one of our dollar cost averaging programs. Also, transfers from a dollar cost averaging program, our Systematic transfer program or our rebalancing program do not count toward your number of transfers in a contract year for the purposes of this charge.
Special services charges

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing each special service. For certain services, we will deduct from your account value any withdrawal charge that applies and the charge for the special service. Please note that we may discontinue some or all of these services without notice.

Wire transfer charge.
 We charge $90 for outgoing wire transfers. Unless you specify otherwise, this charge will be deducted from the amount you request.

Express mail charge.
 We charge $35 for sending you a check by express mail delivery. This charge will be deducted from the amount you request.

Duplicate contract charge.
 We charge $35 for providing a copy of your contract. The charge for this service can be paid (i) using a credit card acceptable to us, (ii) by sending a check to our processing office, or (iii) by any other means we make available to you.

Withdrawal charge
(For Series B, Series CP
®
and Series L contracts only)

A withdrawal charge applies in three circumstances: (1) if you make one or more withdrawals during a contract year that, in total, exceed the free withdrawal amount, described below, or (2) if you surrender your contract to receive its cash value, or (3) annuitize your contract and elect a non-life contingent annuity option. For more information about the withdrawal charge if you select an annuity payout option, see “Your annuity payout options — The amount applied to purchase an annuity payout option” in “Accessing your money”. For Series CP
®
contracts, a portion of this charge also compensates us for any credits we apply to the contract. For a discussion of the credit, see “Credits” in “Purchasing the Contract”. We expect to make a profit from this charge.

The withdrawal charge equals a percentage of the contributions withdrawn. For Series CP
®
contracts, we do not consider credits to be contributions.

Therefore, there is no withdrawal charge associated with a credit.

The percentage of the withdrawal charge that applies to each contribution depends on how long each contribution has been invested in the contract. We determine the withdrawal charge separately for each contribution according to the following table:

Withdrawal charge as a % of contribution year following receipt of contribution
	1		2	3	4	5		6	7	8		9	10

Series B	7%		7%	6%	6%	5%		3%	1%	0%	(1)	—	—

Series L	8%		7%	6%	5%	0%	(2)	—	—	—		—	—

Series CP ®	8%		8%	7%	6%	5%		4%	3%	2%		1%	0%	(3)

Series C	—	(4)	—	—	—	—		—	—	—		—	—

Series ADV	—	(4)	—	—	—	—		—	—	—		—	—
(1)	Charge does not apply in the 8th and subsequent years following contribution.

(2)	Charge does not apply in the 5th and subsequent years following contribution.
(3)	Charge does not apply in the 10th and subsequent years following contribution.
(4)	Charge does not apply to Series C and Series ADV contracts.

For purposes of calculating the withdrawal charge, we treat the contract year in which we receive a contribution as “year 1” and the withdrawal charge is reduced or expires on each applicable contract date anniversary. Amounts withdrawn that are not subject to the withdrawal charge are not considered withdrawals of any contribution. We also treat contributions that have been invested the longest as being withdrawn first. We treat contributions as withdrawn before earnings for purposes of calculating the withdrawal charge. However, federal income tax rules treat earnings under your contract as withdrawn first. See “Tax information”.

Please see Appendix “State contract availability and/or variations of certain features and benefits” for possible withdrawal charge schedule variations in your state.

In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the withdrawal charge from your Total account value. Any amount deducted to pay withdrawal charges is also subject to that same withdrawal charge percentage. Any applicable withdrawal charge will be calculated on the portion of the withdrawal amount that is subject to withdrawal charges. The charge will be taken out of your Protection with Investment Performance and Investment Performance account values based on the proportion of the withdrawal amount that is subject to the charge from the respective account values. We deduct the charge in proportion to the amount of the withdrawal subtracted from each investment option. The withdrawal charge helps cover our sales expenses.

For purposes of calculating reductions in your Guaranteed benefits and associated benefit bases, the withdrawal amount includes both the withdrawal amount paid to you and the amount of the withdrawal charge deducted from your Total account value. For more information, see “How withdrawals affect your Guaranteed benefits” in “Benefits available under the contract”.

The withdrawal charge does not apply in the circumstances described below.

Free withdrawal amount

Each contract year you can withdraw a certain amount from your contract without paying a withdrawal charge. In the first contract year, the free withdrawal amount is determined using all contributions received in the first 90 days of the contract year. The free withdrawal amount does not apply if you surrender your contract except where required by law.

For contracts without a Guaranteed benefit.
 If you do not have a Guaranteed benefit with your contract, your free withdrawal amount is equal to 10% of your Investment Performance account value at the beginning of the contract year.
For contracts with a Guaranteed minimum death benefit and without GIB.
 If you have Guaranteed minimum death benefit with your contract, but did not elect the GIB, your free withdrawal amount is equal to 10% of your Investment Performance account value and 10% of your Protection with Investment Performance account value at the beginning of the contract year. If you do not fund your Guaranteed minimum death benefit until after issue, there is no free withdrawal amount in connection with the Protection with Investment Performance account value prior to the contract date anniversary following the date on which you funded your Guaranteed minimum death benefit. If you fund your Guaranteed minimum death benefit with a transfer, your free withdrawal amount from your Investment Performance account value in that contract year will not be reduced by the amount of the transfer.
If you fund the Guaranteed minimum death benefit after issue with a transfer of 100% of your Investment Performance account value, you will not have a free withdrawal amount for the remainder of that contract year.

For contracts with GIB.
 With respect to the Investment Performance account, your free withdrawal amount is 10% of the Investment Performance account value at the beginning of the contract year.

With respect to the Protection with Investment Performance account, the free withdrawal amount is the GIB benefit base as of the most recent contract date anniversary multiplied by the Annual
Roll-up
rate in effect on the first day of the contract year. The Deferral bonus
Roll-up
rate is never used to determine the free withdrawal amount.

If you do not fund your GIB until after issue, there is no free withdrawal amount in connection with the Protection with Investment Performance account prior to the contract date anniversary following
the date on
which you funded your GIB. If you fund your GIB with a transfer, your free withdrawal amount from your Investment Performance account in that contract year will not be reduced by the amount of the transfer.
If you fund the GIB after issue with a transfer of 100% of your Investment Performance account value, you will not have a free withdrawal amount for the remainder of that contract year.

In general, the amount of any contribution or transfer into the Protection with Investment Performance account and a contribution into the Investment Performance account after the first day of the contract year will not be included in your free withdrawal amount for that contract year.

When a withdrawal is taken from both the Investment Performance account and the Protection with Investment Performance account, the free withdrawal amount is allocated based on the amounts withdrawn from each.

Disability, terminal illness, or confinement to nursing home.
 There are specific circumstances (described below) under which the withdrawal charge will not apply. At any time after the first contract date anniversary, you may submit a claim to have the withdrawal charge waived if you meet certain requirements. You are not eligible to make a claim prior to your first contract date anniversary. Also, your claim must be on the specific form we provide for this purpose.

The withdrawal charge does not apply if:

(i)
We receive proof satisfactory to us (including certification by a licensed physician) that an owner (or older joint owner, if applicable) is unable to perform three of the following “activities of daily living”:

—	“Bathing” means washing oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower.

—
“Continence” means the ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for catheter or colostomy bag).

—	“Dressing” means putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.

—	“Eating” means feeding oneself by food into the body from a receptacle (such as a plate, cup or table) or by a feeding tube or intravenously.

—	“Toileting” means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

—	“Transferring” means moving into or out of a bed, chair or wheelchair.

(ii)	We receive proof satisfactory to us (including certification by a licensed physician) that an owner’s (or older joint owner’s, if applicable) life expectancy is six months or less.

(iii)
An owner (or older joint owner, if applicable) has been confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, or U.S. Virgin Islands) and meets all of the following:

—	its main function is to provide skilled, intermediate, or custodial nursing care;

—	it provides continuous room and board to three or more persons;

—	it is supervised by a registered nurse or licensed practical nurse;

—	it keeps daily medical records of each patient;

—	it controls and records all medications dispensed; and

—	its primary service is other than to provide housing for residents.
Some states may not permit us to waive the withdrawal charge in the above circumstances, or may limit the circumstances for which the withdrawal charge may be waived. Your financial professional can provide more information or you may contact our processing office.

Guaranteed benefit charges

Return of Principal death benefit.
 There is no additional charge for this death benefit.

Highest Anniversary Value death benefit.
If you elect the Highest Anniversary Value death benefit, we deduct a charge annually from your Protection with Investment Performance variable investment options on each contract date anniversary for which it is in effect. The charge is equal to 0.25% of the Highest Anniversary Value benefit base. If you elect this benefit, but do not fund it until after your contract date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

“Greater of” death benefit.
If you elect this death benefit, we deduct a charge annually from your Protection with Investment Performance variable investment options on each contract date anniversary for which it is in effect. The charge is equal to 0.95% of the “Greater of “ death benefit base. If you elect this benefit, but do not fund it until after your contract date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

If your
Roll-Up
to age 85 benefit base resets on a contract date anniversary, we reserve the right to increase the charge for this benefit up to 1.10%. You will be notified of the increased charge in advance. The increased charge, if any, will apply as of the next contract date anniversary following the reset and on all contract date anniversaries thereafter. You must notify us at least 30 days prior to your contract date anniversary on which a reset could cause a fee increase in order to cancel the reset on your upcoming contract date anniversary. If you elect this benefit, but do not fund it until after your contract date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

Guaranteed income benefit charge.
If you elected the GIB, we deduct a charge annually from your Protection with Investment Performance variable investment options on each contract date anniversary until such time that your Lifetime GIB payments begin or you elect another annuity payout option, whichever occurs first. The charge is equal to 0.95% of the GIB benefit base in effect on each contract date anniversary. If you have this benefit, but do not fund it until after your contract date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

If your GIB benefit base resets on a contract date anniversary, we reserve the right to increase the charge for this benefit up to 1.25%. You will be notified of the increased charge in advance. The increased charge, if any, will apply as of the next contract date anniversary following the reset and on all contract date anniversaries thereafter. You must notify us at least 30 days prior to your contract date anniversary on which a reset could cause a fee increase in order to cancel the reset on your upcoming contract date anniversary.

For the Highest Anniversary Value death benefit, “Greater of” death benefit and GIB, we will deduct each charge from your Protection with Investment Performance variable investment options on a pro rata basis. If those amounts are insufficient to pay the charge and you have no amounts in the Special DCA program designated for the Protection with Investment Performance variable investment options, your benefit will terminate without value and you will lose any applicable Guaranteed benefits except as noted under “Effect of your account values falling to zero” in “Determining your contract’s value” earlier in this Prospectus. Your contract will also terminate if you do not have any Investment Performance account value.

For the Highest Anniversary Value death benefit, the “Greater of” death benefit and the GIB, if any of the following occur on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year:

•	A death benefit is paid;

•	you surrender the contract to receive its cash value;

•	you annuitize your Protection with Investment Performance account value;

•	you transfer 100% of your Protection with Investment Performance account value to the Investment Performance account (following the dropping of your Guaranteed benefits); or

•	you withdraw 100% of your Protection with Investment Performance account value (following the dropping of your Guaranteed benefits).

Charges for state premium and other applicable taxes

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity pay-out
option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.

Fee-based expenses (Series ADV contracts only)

The fees and expenses of a fee-based program are separate from and in addition to the fees and expenses of the contract. Please consult with your program sponsor for more details about your fee-based program. You should consider maintaining sufficient assets outside of this contract in order to pay advisory or custodial account expenses. Withdrawals from your Retirement Cornerstone
®
— Series ADV contract to pay those expenses will be treated like any other withdrawal. Withdrawals from amounts in your Protection with investment performance account may impact your Guaranteed benefits.
Charges that the Trusts deduct

The Trusts deduct charges for the following types of fees and expenses:

•	Management fees.

•	12b-1 fees (for certain variable investment options).

•	Operating expenses, such as trustees’ fees, independent public accounting firms’ fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

•	Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each Portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. Certain Portfolios available under the contract in turn invest in shares of other Portfolios of the Trusts and/or shares of unaffiliated Portfolios (collectively, the “underlying Portfolios”). The underlying Portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.

Group or sponsored arrangements

For certain group or sponsored arrangements, we may reduce the withdrawal charge (if applicable) or the daily contract charge, or change the minimum initial contribution requirements. We also may change the Guaranteed benefits, or offer variable investment options that invest in shares of the Trusts that are not subject to the
12b-1
fee. If permitted under the terms of our exemptive order regarding the Series CP
®
credit feature, we may also change the crediting percentage that applies to contributions. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group arrangements are not available for traditional IRA and Roth IRA contracts. Sponsored arrangements include those in which an employer allows us to sell contracts to its employees or retirees on an individual basis.

Our costs for sales, administration and operations generally vary with the size and stability of the group or sponsoring organization, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, such as requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy contracts or that have been in existence less than six months will not qualify for reduced charges.

We will make these and any similar reductions according to our rules in effect when we approve a contract for issue. We may change these rules from time to time. Any variation will reflect differences in costs or services and will not be unfairly discriminatory.

Group or sponsored arrangements may be governed by federal income tax rules, the Employee Retirement Income Security Act of 1974 (“ERISA”) or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees, and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.

Other distribution arrangements

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.

8.
Tax information

Overview

In this part of the Prospectus, we discuss the current federal income tax rules that generally apply to Retirement Cornerstone
®
Series contracts owned by United States individual taxpayers. The tax rules can differ, depending on the type of contract, whether NQ, traditional IRA, Roth IRA or QP. Therefore, we discuss the tax aspects of each type of contract separately.

Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and IRS interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider further proposals to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted.

We cannot provide detailed information on all tax aspects of the contracts. Moreover, the tax aspects that apply to a particular person’s contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for
non-U.S.
taxpayers, or federal gift and estate taxes. We also do not discuss the Employee Retirement Income Security Act of 1974 (“ERISA”). Transfers of the contract, rights or values under the contract, or payments under the contract, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate, or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.

CARES Act

Congress enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) on March 27, 2020. The CARES Act permitted penalty-free withdrawals during 2020 from many tax-qualified and tax-favored plans and contracts (such as defined contribution plans, 403(b) plans, government sponsored employer 457(b) plans, and IRAs) by individuals affected by coronavirus or the economic aftermath. An individual may repay the amount of the distribution to the plan or contract within a 3-year period. Please consult your tax adviser about your individual circumstances.

Contracts that fund a retirement arrangement

Generally, there are two types of funding vehicles that are available for Individual Retirement Arrangements (“IRAs”): an individual retirement annuity contract such as the ones offered in this Prospectus, or a custodial or trusteed individual retirement account. Annuity contracts can also be purchased in connection with retirement plans qualified under Section 401(a) of the Code (“QP contracts”). How these arrangements work, including special rules applicable to each, are noted in the specific sections for each type of arrangement, below. You should be aware that the funding vehicle for a tax-qualified
arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity’s features and benefits compared with the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect.

Certain provisions of the Treasury Regulations on required minimum distributions concerning the actuarial present value of additional contract benefits could increase the amount required to be distributed from annuity contracts funding qualified plans and IRAs. For this purpose additional annuity contract benefits may include, but are not limited to the various Guaranteed benefits. You should consider the potential implication of these Regulations before you purchase this annuity contract or purchase additional features under this annuity contract. See also Appendix “Purchase considerations for QP contracts” at the end of this Prospectus for a discussion of QP contracts.

Transfers among investment options

If permitted under the terms of the contract, you can make transfers among investment options inside the contract without triggering taxable income.

Taxation of nonqualified annuities

Contributions

You may not deduct the amount of your contributions to a nonquali-fied annuity contract.

Contract earnings

Generally, you are not taxed on contract earnings until you receive a distribution from your contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

•	if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under the securities laws);

•	if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

•	if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

•	if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural
person). This provision does not apply to a trust which is a mere agent or nominee for an individual, such as a typical grantor trust.

Federal tax law requires that all nonqualified deferred annuity contracts that the Company and its affiliates issue to you during the same calendar year be linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.

Annuity payments

The following applies to an annuitization of the entire contract. In certain cases, the contract can be partially annuitized. See “Partial Annuitization”.

Annuitization under a Retirement Cornerstone
®
Series contract occurs when your interest under the contract is or has been applied to one or more payout options intended to amortize amounts over your life or over a period certain generally limited by the period of your life expectancy. We do not currently offer a period certain option without life contingencies. Annuity payouts can also be determined on a joint life basis. After annuitization, no further contributions to the contract may be made, the annuity payout amount must be paid at least annually, and annuity payments cannot be stopped except by death or surrender (if permitted under the terms of the contract).

Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your unrecovered investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.

For fixed annuity payments, the
tax-free
portion of each payment is determined by (1) dividing your investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount of the payment. For variable annuity payments, your tax-free
portion of each payment is your investment in the contract divided by the number of expected payments. If you have a loss on a variable annuity payout in a taxable year, you may be able to adjust the tax-free
amount in subsequent years.

Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.

Your rights to apply amounts under this contract to an annuity payout option are described elsewhere in this Prospectus. If you hold your contract to the maximum maturity age under the contract we require that a choice be made between taking a lump sum settlement of any remaining account value or applying any such account value to an annuity payout option we may offer at the time under the contract. If no affirmative choice is made, we will apply any remaining account value or interest in the contract to the default option under the contract at such age. While there is no specific federal tax guidance as to whether or when an annuity contract is required to mature, or as to the form of the payments to be made upon maturity, we believe that this contract constitutes an annuity contract under current federal tax rules.

Partial annuitization

The consequences described above for annuitization of the entire contract apply to the portion of the contract which is partially annuitized. A nonqualified deferred annuity contract is treated as being partially annuitized if a portion of the contract is applied to an annuity payout option on a life-contingent basis or for a period certain of at least 10 years. In order to get annuity payment tax treatment for the portion of the contract applied to the annuity payout, payments must be made at least annually in substantially equal amounts, the payments must be designed to amortize the amount applied over life or the period certain, and the payments cannot be stopped, except by death or surrender (if permitted under the terms of the contract). The investment in the contract is split between the partially annuitized portion and the deferred amount remaining based on the relative values of the amount applied to the annuity payout and the deferred amount remaining at the time of the partial annuitization. Also, the partial annuitization has its own annuity starting date. We do not currently offer a period certain option without life contingencies.

Withdrawals made before annuity payments begin

If you make withdrawals before annuity payments begin under your contract, they are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your Total account value less your total investment in the contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a reduction of your investment in the contract and is not taxable.

Collateral assignments are taxable to the extent of any earnings in the contract at the time any portion of the contract’s value is assigned as collateral. Therefore, if you assign your contract as collateral for a loan with a third party after the contract is issued, you may have taxable income even though you receive no payments under the contract. The Company will report any income attributable to a collateral assignment on Form
1099-R.
Also, if the Company makes payments or distributions to the assignee pursuant to directions under the collateral assignment agreement, any gains in such payments may be taxable to you and reportable on Form
1099-R
even though you do not receive them.

Taxation of Annual withdrawals prior to the beginning of Lifetime GIB payments

We treat any withdrawals under the contract as
non-annuity
payments for income tax purposes. (This includes Annual withdrawal amounts received before the entire contract is annuitized as described above under “Annuity Payments” or the beginning of Lifetime GIB payments.)

1035 Exchanges

You may purchase a nonqualified deferred annuity contract through an exchange of another contract. Normally, exchanges of contracts are taxable events. The exchange will not be taxable under Section 1035 of the Internal Revenue Code if:

•	the contract that is the source of the funds you are using to purchase the nonqualified deferred annuity contract is another nonqualified deferred annuity contract or life insurance or endowment contract.

•	the owner and the annuitant are the same under the source contract and the contract issued in exchange. If you are using a life insurance or endowment contract the owner and the insured must be the same on both sides of the exchange transaction.

In some cases you may make a tax-deferred 1035 exchange from a nonqualified deferred annuity contract to a “qualified long-term care contract” meeting all specified requirements under the Code or an annuity contract with a “qualified long-term care contract” feature (sometimes referred to as a “combination annuity” contract).

The tax basis, also referred to as your investment in the contract, of the source contract carries over to the contract issued in exchange.

An owner may direct the proceeds of a partial withdrawal from one nonqualified deferred annuity contract to purchase or contribute to another nonqualified deferred annuity contract on a tax-deferred basis. If requirements are met, the owner may also directly transfer amounts from a nonqualified deferred annuity contract to a “qualified long-term care contract” or “combination annuity” in such a partial 1035 exchange transaction. Special forms, agreement between the carriers, and provision of cost basis information may be required to process this type of an exchange.

If you are purchasing your contract through a Section 1035 exchange, you should be aware that the Company cannot guarantee that the exchange from the source contract to the contract you are applying for will be treated as a Section 1035 exchange; the insurance company issuing the source contract controls the tax information reporting of the transaction as a Section 1035 exchange. Because information reports are not provided and filed until the calendar year after the exchange transaction, the insurance company issuing the source contract shows its agreement that the transaction is a 1035 exchange by providing to us the cost basis of the exchanged source contract when it transfers the money to us on your behalf.

Even if the contract owner and the insurance companies agree that a full or partial 1035 exchange is intended, the IRS has the ultimate authority to review the facts and determine that the transaction should be recharacterized as taxable in whole or in part.

Section 1035 exchanges are generally not available after the death of the owner. The destination contract must meet specific post-death payout requirements to prevent avoidance of the death of owner rules. See “Payment of death benefit”.

Surrenders

If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract.

Death benefit payments made to a beneficiary after your death

For the rules applicable to death benefits, see “Payment of death benefit” earlier in this Prospectus. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract.

Under the Beneficiary continuation option, the tax treatment of a withdrawal after the death of the owner taken as a single sum or taken as withdrawals under the
5-year
rule is generally the same as the tax treatment of a withdrawal from or surrender of your contract.

Early distribution penalty tax

If you take distributions before you are age 59
1
⁄
2
, a penalty tax of 10% of the taxable portion of your distribution applies in addition to the income tax. Some of the available exceptions to the pre-age
59
1
⁄
2
penalty tax include distributions made:

•	on or after your death; or

•	because you are disabled (special federal income tax definition); or

•	in the form of substantially equal periodic annuity payments at least annually over your life (or life expectancy), or the joint lives of you and your beneficiary (or joint life expectancies) using an
IRS-approved
distribution method. We do not anticipate that GIB Annual withdrawal amount payments made before age 59
1
⁄
2
will qualify for this exception.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the IRS.

Investor control issues

Under certain circumstances, the IRS has stated that you could be treated as the owner (for tax purposes) of the assets of the Separate Account. If you were treated as the owner, you would be taxable on income and gains attributable to the shares of the underlying Portfolios.

The circumstances that would lead to this tax treatment would be that, in the opinion of the IRS, you could control the underlying investment of the Separate Account. The IRS has said that the owners of variable annuities will not be treated as owning the separate account assets provided the underlying Portfolios are restricted to variable life and annuity assets. The variable annuity owners must have the right only to choose among the Portfolios, and must have no right to direct the particular investment decisions within the Portfolios.

Although we believe that, under current IRS guidance, you would not be treated as the owner of the assets of the Separate Account, there are some issues that remain unclear. For example, the IRS has not issued any guidance as to whether having a larger number of Portfolios available could cause you to be treated as the owner. We do not know whether the IRS will ever provide such guidance or whether such guidance, if unfavorable, would apply retroactively to your contract. Furthermore, the IRS could reverse its current guidance at any time. We reserve the right to modify your contract as necessary to prevent you from being treated as the owner of the assets of the Separate Account.

Additional Tax on Net Investment Income

Taxpayers who have modified adjusted gross income (“MAGI”) over a specified amount and who also have specified net investment income in any year may have to pay an additional surtax of 3.8%. (This tax has been informally referred to as the “Net Investment Income Tax” or “NIIT”). For this purpose net investment income includes distributions from and payments under nonqualified annuity contracts. The threshold amount of MAGI varies by filing status: $200,000 for single filers; $250,000 for married taxpayers filing jointly, and $125,000 for married taxpayers filing separately. The tax applies to the lesser of a) the amount of MAGI over the applicable threshold amount or b) the net investment income. You should discuss with your tax adviser the potential effect of this tax.

Individual retirement arrangements (IRAs)

General

“IRA” stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets funding the account for the benefit of the IRA owner. The assets typically include mutual funds and/or individual stocks and/or securities in a custodial account, and bank certificates of deposit in a trusteed account. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

•	Traditional IRAs, typically funded on a pre-tax basis; and

•	Roth IRAs, funded on an after-tax basis.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA’s benefits or payments. All types of IRAs qualify for tax deferral regardless of the funding vehicle selected.

You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal Revenue Service Publications 590-A (“Contributions to Individual Retirement Arrangements (IRAs)”) and 590-B (“Distributions from Individual Retirement Arrangements (IRAs)”). These publications are usually updated annually, and can be obtained by contacting the IRS or from the IRS website (www.irs.gov).

The Company designs its IRA contracts to qualify as individual retirement annuities under Section 408(b) of the Internal Revenue Code. You may have purchased the contract as a traditional IRA or Roth IRA. We also offered Inherited IRA contracts for payment of post-death required minimum distributions from traditional IRAs and Roth IRAs, respectively. Legislation enacted at the end of 2019 may restrict the availability of payment options under such IRAs.

This Prospectus contains the information that the IRS requires you to have before you purchase an IRA. The first section covers some of the special tax rules that apply to traditional IRAs. The next section covers Roth IRAs. The disclosure generally assumes direct ownership of the individual retirement annuity contract. For contracts owned in a custodial individual retirement account, the disclosure will apply only if you terminate your account or transfer ownership of the contract to yourself.

We describe the amount and types of charges that may apply to your contributions under “Charges and expenses” earlier in this Prospectus. We describe the method of calculating payments under “Accessing your money” earlier in this Prospectus. We do not guarantee or project growth in any variable income annuitization option payments (as opposed to payments from a fixed income annuitization option).

We have not applied for opinion letters approving the respective forms of the traditional and Roth IRA contracts (including Inherited IRA contracts) for use as a traditional and Roth IRA, respectively. This IRS approval is a determination only as to the form of the annuity. It does not represent a determination of the merits of the annuity as an investment.

Your right to cancel within a certain number of days

You can cancel either type of the Retirement Cornerstone
®
Series IRA contract (traditional IRA or Roth IRA) by following the directions in “Your right to cancel with a certain number of days” under “Purchasing the Contract”. If you cancel a traditional IRA or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.

Traditional individual retirement annuities (traditional IRAs)

Contributions to traditional IRAs.
Individuals may make three different types of contributions to purchase a traditional IRA or as additional contributions to an existing IRA:

•	“regular” contributions out of earned income or compensation; or

•	tax-free “rollover” contributions; or

•	direct custodian-to-custodian transfers from other traditional IRAs (“direct transfers”).

When you make a contribution to your IRA, we require you to tell us whether it is a regular contribution, rollover contribution, or direct transfer contribution, and to supply supporting documentation in some cases.

If the minimum initial contribution the company requires to purchase the contract is larger than the maximum regular contribution you can make to an IRA for a taxable year, the contract must be purchased through a direct transfer contribution or rollover contribution. If the minimum initial contribution the company requires to purchase the contract is less than the current maximum regular contribution you can make to an IRA for a taxable year, the contract may be purchased through a regular contribution as well as direct transfer or rollover contribution. See “Regular contributions to traditional IRAs” for regular contribution limits.

Series C, Series L, Series CP
®
or Series ADV Retirement Cornerstone
®
Series contracts must be purchased through a direct transfer contribution or rollover contribution. Since the minimum initial contribution the Company requires to purchase the Retirement Cornerstone
®
Series B contract is $5,000, which is less than as the current maximum regular contribution you can make to an IRA for a taxable year, the Retirement Cornerstone
®
Series B contract may be purchased through a regular contribution as well as direct transfer or rollover contribution.

Regular contributions to traditional IRAs

Limits on contributions.
The “maximum regular contribution amount” for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $6,500 is the maximum amount that you may contribute to all IRAs (traditional IRAs and Roth IRAs) for 2023, after adjustment for cost-of-living changes. When your earnings are below $6,500, your earned income or compensation for the year is the most you can contribute. This limit does not apply to rollover contributions or direct custodian-to-custodian
transfers into a traditional IRA.

If you are at least age 50 at any time during 2023, you may be eligible to make additional
“catch-up
contributions” of up to $1,000 to your traditional IRA.

Special rules for spouses.
If you are married and file a joint Federal income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to traditional IRAs (and Roth IRAs discussed below). Even if one spouse has no compensation or compensation under $6,500, married individuals filing jointly can contribute up to $13,000 per year to any combination of traditional IRAs and Roth IRAs. Any contributions to Roth IRAs reduce the ability to contribute to traditional IRAs and vice versa. The maximum amount may be less if earned income is less and the other spouse has made IRA contributions. No more than a combined total of $6,500 can be contributed annually to either spouse’s traditional and Roth IRAs. Each spouse owns his or her traditional IRAs and Roth IRAs even if the other spouse funded the contributions.
Catch-up
contributions may be made as described above for spouses who are at least age 50 at any time during the taxable year for which the contribution is made.

Deductibility of contributions.
The amount of traditional IRA contributions that you can deduct for a taxable year depends on whether you are covered by an employer-sponsored tax-favored
retirement plan, as defined under special federal income tax rules. Your Form
W-2
will indicate whether or not you are covered by such a retirement plan.

The federal tax rules governing contributions to IRAs made from current compensation are complex and are subject to numerous technical requirements and limitations which vary based on an individual’s personal situation (including his/her spouse). IRS Publication 590-A,
“Contributions to Individual Retirement Arrangements (IRAs)”
which is updated annually and is available at www.irs.gov, contains pertinent explanations of the rules applicable to the current year. The amount of permissible contributions to IRAs, the amount of IRA contributions which may be deductible, and the individual’s income limits for determining contributions and deductions all may be adjusted annually for cost of living.

Nondeductible regular contributions.
If you are not eligible to deduct part or all of the traditional IRA contribution, you may still make nondeductible contributions on which earnings will accumulate on a tax-deferred
basis. The combined deductible and nondeductible contributions to your traditional IRA (or the non-working
spouse’s traditional IRA) may not, however, exceed the maximum $5,000 per person limit for the applicable taxable year ($6,500 for 2023 after adjustment). The dollar limit is $1,000 higher for people eligible to make age
50+”catch-up”
contributions ($7,500 for 2023). You must keep your own records of deductible and nondeductible contributions in order to prevent double taxation on the distribution of previously taxed amounts. See “Withdrawals, payments and transfers of funds out of traditional IRAs” for more information.

If you are making nondeductible contributions in any taxable year, or you have made nondeductible contributions to a traditional IRA in prior years and are receiving distributions from any traditional IRA, you must file the required information with the IRS. Moreover, if you are making nondeductible traditional IRA contributions, you must retain all income tax returns and records pertaining to such contributions until interests in all traditional IRAs are fully distributed.

When you can make regular contributions.
If you file your tax returns on a calendar year basis like most taxpayers, you have until the April 15 return filing deadline (without extensions) of the following calendar year to make your regular traditional IRA contributions for a taxable year. Make sure you designated the year for which you are making the contribution.

Rollover and direct transfer contributions to traditional IRAs

Rollover contributions may be made to a traditional IRA from these “eligible retirement plans”:

•	qualified plans;

•	governmental employer 457(b) plans;

•	403(b) plans; and

•	other traditional IRAs.

Direct transfer contributions may only be made directly from one traditional IRA to another.

Any amount contributed to a traditional IRA after lifetime required minimum distributions must start must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.

Rollovers from “eligible retirement plans” other than traditional IRAs

Your plan administrator will tell you whether or not your distribution is eligible to be rolled over. Spousal beneficiaries and spousal alternate payees under qualified domestic relations orders may roll over funds on the same basis as the plan participant. A non-spousal death beneficiary may also be able to make a direct rollover to an Inherited IRA contract with special rules and restrictions under certain circumstances. Legislation enacted at the end of 2019 may restrict the availability of payment options under such IRAs.

There are two ways to do rollovers:

•	Do it yourself:

You actually receive a distribution that can be rolled over and you roll it over to a traditional IRA within 60 days after the date you receive the funds. The distribution from your eligible retirement plan will be net of 20% mandatory federal income tax withholding. If you want, you can replace the withheld funds yourself and roll over the full amount.

•	Direct rollover:

You tell the trustee or custodian of the eligible retirement plan to send the distribution directly to your traditional IRA issuer. Direct rollovers are not subject to mandatory federal income tax withholding.

All distributions from a qualified plan, 403(b) plan or governmental employer 457(b) plan are eligible rollover distributions, unless an exception applies. Some of the exceptions include the following distributions:

•	“required minimum distributions” after the applicable RMD age or retirement from service with the employer; or

•	substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or
•	substantially equal periodic payments made for a specified period of 10 years or more; or

•	hardship withdrawals; or

•	corrective distributions that fit specified technical tax rules; or

•	loans that are treated as distributions; or

•	certain death benefit payments to a beneficiary who is not your surviving spouse; or

•	qualified domestic relations order distributions to a beneficiary who is not your current spouse or former spouse.

Distributions from an eligible retirement plan made in connection with the birth or adoption of a child as specified in the Code can be made free of income tax withholding and penalty-free. Effective for distributions made after December 29, 2022, repayments made within three years of these distributions to an eligible retirement plan can be treated as deemed rollover contributions. For prior qualified birth or adoption distributions, the repayment period ends December 31, 2025.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax qualified retirement plan to another because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan such as a traditional IRA, and subsequently take a premature distribution.

Rollovers from an eligible retirement plan to a traditional IRA are not subject to the “one-per-year limit”.

Rollovers of
after-tax
contributions from eligible retirement plans other than traditional IRAs

Any
non-Roth
after-tax
contributions you have made to a qualified plan or 403(b) plan (but not a governmental employer 457(b) plan) may be rolled over to a traditional IRA (either in a direct rollover or a rollover you do yourself). When the recipient plan is a traditional IRA, you are responsible for recordkeeping and calculating the taxable amount of any distributions you take from that traditional IRA. See “Taxation of Payments” under “Withdrawals, payments and transfers of funds out of traditional IRAs.”
After-tax
contributions in a traditional IRA cannot be rolled over from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan.

Rollovers from traditional IRAs to traditional IRAs

You may roll over amounts from one traditional IRA to one or more of your other traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every
12-month
period for the same funds. We call this the “one-per-year limit.” It is the IRA owner’s responsibility to determine if this rule is met.
Trustee-to-trustee
or
custodian-to-custodian
direct transfers are not rollover transactions. You can make these more frequently than once in every
12-month
period.

Spousal rollovers and divorce-related direct transfers

The surviving spouse beneficiary of a deceased individual can roll over funds from, or directly transfer funds from, the deceased spouse’s traditional IRA to one or more other traditional IRAs. Also, in some cases, traditional IRAs can be transferred on a tax-free
basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

Excess contributions to traditional IRAs

Excess contributions to IRAs are subject to a 6% excise tax for the year in which made and for each year after until withdrawn. Examples of excess contributions are regular contributions of more than the maximum regular contribution amount for the applicable taxable year, and a rollover contribution which is not eligible to be rolled over, for example to the extent an amount distributed is a lifetime required minimum distribution. You can avoid or limit the excise tax by withdrawing an excess contribution. See IRS Publications 590-A and 590-B for further details.

Recharacterizations

Amounts that have been contributed as traditional IRA funds may subsequently be treated as Roth IRA funds. Special federal income tax rules allow you to change your mind again and have amounts that are subsequently treated as Roth IRA funds, once again treated as traditional IRA funds. You do this by using the forms we prescribe. This is referred to as having “recharacterized” your contribution.

Withdrawals, payments and transfers of funds out of traditional IRAs

No federal income tax law restrictions on withdrawals.
You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

Taxation of payments.
Amounts distributed from traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable.

We report all payments from traditional IRA contracts on IRS Form
1099-R.
You are responsible for reporting these amounts correctly on your individual income tax return and keeping supporting records. Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income.

If you have ever made nondeductible (after-tax) IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax-free
when you get distributions from any traditional IRA. It is your responsibility to keep permanent tax records of all of your nondeductible contributions to traditional IRAs so that you can correctly report the taxable amount of any distribution on your own tax return. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible traditional IRA contributions (less any amounts previously withdrawn tax-free)
to the total account balances of all traditional IRAs you own at the end of the year plus all traditional IRA distributions made during the year. Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.

A distribution from a traditional IRA is not taxable if:

•	the amount received is a withdrawal of certain excess contributions, as described in IRS Publications 590-A and 590-B; or

•	the entire amount received is rolled over to another traditional IRA or other eligible retirement plan which agrees to accept the funds. (See “Rollovers from eligible retirement plans other than traditional IRAs” for more information.)

The following are eligible to receive rollovers of distributions from a traditional IRA: a qualified plan, a 403(b) plan or a governmental employer 457(b) plan.
After-tax
contributions in a traditional IRA cannot be rolled from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan. Before you decide to roll over a distribution from a traditional IRA to another eligible retirement plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover.

Distributions from a traditional IRA are not eligible for favorable ten-year
averaging and long-term capital gain treatment available under limited circumstances for certain distributions from qualified plans. If you might be eligible for such tax treatment from your qualified plan, you may be able to preserve such tax treatment even though an eligible rollover from a qualified plan is temporarily rolled into a “conduit IRA” before being rolled back into a qualified plan. See your tax adviser.

IRA distributions directly transferred to charity.
Specified distributions from IRAs directly transferred to charitable organizations may be tax-free to IRA owners age 70 1/2 or older. You can direct us to make one distribution per calendar year directly to a charitable organization you request whether or not such distribution might be eligible for favorable tax treatment. Additional requests in the same calendar year will not be honored. Since an IRA owner is responsible for determining the tax consequences of any distribution from an IRA, we report the distribution to you on Form 1099-R. After discussing with your own tax advisor, it is your responsibility to report any distribution qualifying as a tax-free charitable direct transfer from your IRA on your own tax return. We do not permit a one-time distribution of $50,000 (indexed for inflation after 2023) from IRAs to charitable gift annuities, charitable remainder unitrusts, and charitable remainder annuity trusts.

Required minimum distributions

The Setting Every Community Up for Retirement Enhancement Act (“SECURE Act”) and the SECURE 2.0 Act of 2022 (“SECURE 2.0”) made significant changes to the required minimum distribution rules. Because these rules are statutory and regulatory, in many cases IRS guidance will be required to implement these changes.

Background on Regulations — Required Minimum Distributions.
Distributions must be made from traditional IRAs according to rules contained in the Code and Treasury Regulations. Certain provisions of the Treasury Regulations require that the actuarial present value of additional annuity contract benefits must be added to the dollar amount credited for purposes of calculating certain types of required minimum distributions from individual retirement annuity contracts. For this purpose additional annuity contract benefits may include, but are not limited to, Guaranteed benefits. This could increase the amount required to be distributed from the contracts if you take annual withdrawals instead of annuitizing. Please consult your tax adviser concerning applicability of these complex rules to your situation.

Lifetime required minimum distributions — When you have to take the first lifetime required minimum distribution
.
  When you have to start lifetime required minimum distributions from your traditional IRAs is based on your applicable RMD age as defined under federal tax law. If you attain age 72 after 2022 and age 73 before 2033, your applicable RMD age is 73. If you attain age 74 after 2032, your applicable RMD age is 75. If you were born prior to July 1, 1949, your applicable RMD age is 70 ½, and if you were born on or after July 1, 1949 and before January 1, 1951, your applicable RMD age is 72.

The first required minimum distribution is for the calendar year in which you attain the applicable RMD age. You have the choice to take this first required minimum distribution during the calendar year you actually reach the applicable RMD age, or to delay taking it until the first three-month period in the next calendar year (January 1st - April 1st). Distributions must start no later than your “Required Beginning Date”, which is April 1st of the calendar year after the calendar year in which you attain the applicable RMD age. If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year — the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.

How you can calculate required minimum distributions.
  There are two approaches to taking required minimum distributions — “account-based” or “annuity-based.”

Account-based method.
If you choose an account-based method, you divide the value of your traditional IRA as of
December 31st of the past calendar year by a number corresponding to your age from an IRS table. This gives you the required minimum distribution amount for that particular IRA for that year. If your spouse is your sole beneficiary and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value, the actuarial present value of additional annuity contract benefits, if applicable, and the divisor change. If you initially choose an account-based method, you may later apply your traditional IRA funds to a life annuity-based payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

Annuity-based method.
If you choose an annuity-based method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and an eligible designated beneficiary or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.

Do you have to pick the same method to calculate your required minimum distributions for all of your traditional IRAs and other retirement plans?
No. If you want, you can choose a different method for each of your traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan and an account-based annual withdrawal from another IRA.

Will we pay you the annual amount every year from your traditional IRA based on the method you choose?
We will only pay you automatically if you affirmatively select an annuity payout option or an account-based withdrawal option such as our “automatic required minimum distribution (RMD) service.” Even if you do not enroll in our service, we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, if you are taking account-based withdrawals from all of your traditional IRAs, the IRS will let you calculate the required minimum distribution for each traditional IRA that you maintain. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.

What if you take more than you need to for any year?
The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year
basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice versa.

What if you take less than you need to for any year?
Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your IRA is not disqualified, you could have to pay a 25% penalty tax on the shortfall (required amount for traditional IRAs less amount actually taken). This penalty tax is reduced to 10% if a distribution of the shortfall is made within two years and prior to the date the excise tax is assessed or imposed by the IRS. It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that you are within the age group which must take lifetime required minimum distributions. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.

What are the required minimum distribution payments after you die?
 These vary, depending on the status of your beneficiary (individual or entity) and when you die. The SECURE Act significantly amended the post-death required minimum distribution rules for distributions made beginning January 1, 2020, and in some cases may affect payouts for pre-December 31, 2019 deaths.

Individual beneficiary.
 Unless the individual beneficiary has a special status as an “eligible designated beneficiary” or “EDB” described below, distributions of the remaining amount in the defined contribution plan or IRA contract following your death must be distributed within 10 years in accordance with federal tax rules. If your beneficiary is not an EDB, the entire interest must be distributed by the end of the calendar year which contains the tenth anniversary of your death. If you die before your Required Beginning Date, no distribution is required for a year before that tenth year. If you die on or after your Required Beginning Date, your beneficiary will be required to take an annual post-death required minimum distribution and all remaining amounts must be fully distributed by the end of the year containing the tenth anniversary of your death. It is the beneficiary’s responsibility to calculate and satisfy the required minimum distribution rules. Please consult your tax adviser to determine whether annual post-death required minimum distribution payments are required from your contract during the 10-year period. IRS guidance will be needed regarding the mechanics of implementation of this “10-year” rule.

Individual beneficiary who has “eligible designated beneficiary” or “EDB” status.
An individual beneficiary who is an “eligible designated beneficiary” or “EDB” is able to take annual post-death required minimum distribution payments over the life of the EDB or over a period not extending beyond the life expectancy of the EDB, as long as the distributions start no later than one year after your death (to be prescribed in Treasury Regulations).

Under federal tax law, the following individuals are EDBs:

•	your surviving spouse (see spousal beneficiary , below);

•	your minor children (only while they are minors);

•	a disabled individual (Code definition applies);

•	a chronically ill individual (Code definition applies); and
•	any individual who is not more than 10 years younger than you.

In certain cases, a trust may be treated as an individual and not an entity beneficiary. When minor children reach the age of majority, they stop EDB status and the remainder of the portion of their interest not yet distributed must be distributed within 10 years. However, the contracts issued by the Company do not allow individual beneficiaries who are EDBs solely by virtue of being your minor children to stretch post-death required minimum distribution payments over their lives or life expectancies.

Spousal beneficiary
. If your death beneficiary is your surviving spouse, your spouse has a number of choices. As noted above, post-death distributions may be made over your spouse’s life or period of life expectancy. Your spouse may delay starting payments over his/her life or life expectancy period until the year in which you would have attained the applicable RMD age. In some circumstances, for traditional IRA contracts only, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he or she reaches the applicable RMD age, or roll over amounts from your traditional IRA into his/her own traditional IRA or other eligible retirement plan.

Non-individual beneficiary
. Pre-January 1, 2020 rules continue to apply. If you die before your Required Beginning Date for lifetime required minimum distributions, and your death beneficiary is a non-individual such as your estate, the “5-year rule” applies. Under this rule, the entire interest must be distributed by the end of the calendar year which contains the fifth anniversary of the owner’s death. No distribution is required for a year before that fifth year. Please note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

If you die after your Required Beginning Date for lifetime required minimum distributions, and your death beneficiary is a non-individual such as your estate, the rules permit the beneficiary to calculate the post-death required minimum distribution amounts based on the owner’s life expectancy in the year of death. However, note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

Additional Changes to post-death distributions after the SECURE Act.
The SECURE Act applies to deaths after December 31, 2019, so that the post-death required minimum distribution rules in effect before January 1, 2020 continue to apply initially. As long as payments start no later than December 31 following the calendar year of the owner’s or participant’s death, individuals who are non-spouse beneficiaries may continue to stretch post-death payments over their life. It is also permissible to stretch post-death payments over a period not longer than their life expectancy based on IRS tables as of the calendar year after the owner’s or participant’s death on a term certain method. In certain cases a “see-through” trust which is the death beneficiary will be treated as an individual for measuring the distribution period.

However, the death of the original individual beneficiary will trigger the “10-year” distribution period. Prior to 2019, for example, if an individual beneficiary who had a 20-year life expectancy period in the year after the owner’s or participant’s death died in the 7th year of post-death payments, the beneficiary named by the original beneficiary could continue the payments over the remaining 13 years of the original beneficiary’s life expectancy period. Even if the owner or participant in this example died before December 31, 2019, the legislation caps the length of any post-death payment period after the death of the original beneficiary at 10 years. As noted above, a rule similar to this applies when an EDB dies, or a minor child reaches the age of majority-the remaining interest must be distributed within 10 years. IRS guidance will be needed to implement the mechanics of these beneficiary status shift provisions.

Spousal continuation

If the contract is continued under Spousal continuation, the required minimum distribution rules are applied as if your surviving spouse is the contract owner.

Payments to a beneficiary after your death

IRA death benefits are taxed the same as IRA distributions.

Borrowing and loans are prohibited transactions

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored
status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional IRA in your federal gross income. Also, the early distribution penalty tax of 10% may apply if you have not reached age 59
1
⁄
2
before the first day of that tax year.

Early distribution penalty tax

A penalty tax of 10 % of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59
1
⁄
2
. Some of the available exceptions to the
pre-age
59
1
⁄
2
penalty tax include distributions:

•	made on or after your death; or

•	made because you are disabled (special federal income tax definition); or

•	used to pay certain extraordinary medical expenses (special federal income tax definition); or

•	used to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or

•	used to pay certain first-time home buyer expenses (special federal income tax definition; $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or
•	used to pay certain higher education expenses (special federal income tax definition); or

•	made in connection with the birth or adoption of a child as specified in the Code; or

•	in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an
IRS-approved
distribution method.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the IRS.

To meet the substantially equal periodic payments exception, you could elect the substantially equal withdrawals option. See “Substantially equal withdrawals” under “Accessing your money” earlier in this Prospectus. We will calculate the substantially equal payments, using your choice of
IRS-approved
methods we offer. Although substantially equal withdrawals are not subject to the 10% penalty tax, they are taxable as discussed in “Withdrawals, payments and transfers of funds out of traditional IRAs” earlier in this section. Once substantially equal withdrawals begin, the distributions should not be stopped or changed until after the later of your reaching age 59
1
⁄
2
or five years after the date of the first distribution, or the penalty tax, including an interest charge for the prior penalty avoidance, may apply to all prior distributions under either option. Also, it is possible that the IRS could view any additional withdrawal or payment you take from, or any additional contributions or transfers you make to, your contract as changing your pattern of substantially equal withdrawals for purposes of determining whether the penalty applies.

Making additional contributions to the contract is treated as changing the pattern of withdrawals. It does not matter whether the additional contributions are made by direct transfer or rollover; nor does it matter if they are made to the Investment Performance account or the Protection with Investment Performance account. Because the penalty exception method does not permit additional contributions or payment changes to restore any benefit base under the contract, you and your tax adviser should consider carefully whether you should elect the Substantially equal withdrawals option or any other method of penalty exception withdrawals if you have allocated, or intend to allocate, amounts to the Protection with Investment Performance account value after starting Substantially equal withdrawals.

Roth individual retirement annuities (Roth IRAs)

This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional IRA, we will refer you to the same topic under “Traditional individual retirement annuities (traditional IRAs).”

The Retirement Cornerstone
®
Series Roth IRA contract is designed to qualify as a Roth individual retirement annuity under Sections 408A(b) and 408(b) of the Internal Revenue Code.

Contributions to Roth IRAs.
Individuals may make four different types of contributions to a Roth IRA:

•	regular after-tax contributions out of earnings; or

•	taxable rollover contributions from traditional IRAs or other eligible retirement plans (“conversion rollover” contributions); or

•	tax-free rollover contributions from other Roth individual retirement arrangements or designated Roth accounts under defined contribution plans; or

•	tax-free direct custodian-to-custodian transfers from other Roth IRAs (“direct transfers”).

Regular after-tax, direct transfer and rollover contributions may be made to a Roth IRA contract. See “Rollovers and direct transfer contributions to Roth IRAs” for more information. If you use the forms we require, we will also accept traditional IRA funds which are subsequently recharacterized as Roth IRA funds following special federal income tax rules.

For Retirement Cornerstone® Series C, Series L, Series ADV Roth IRA contracts, and Series CP® Roth IRA contracts (if applicable), the initial contribution must be a direct transfer or rollover contribution. Subsequent contributions may also be “regular” contributions out of compensation.

Regular contributions to Roth IRAs

Limits on regular contributions.
The “maximum regular contribution amount” for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $6,500 is the maximum amount that you may contribute to all IRAs (traditional IRAs and Roth IRAs) for 2023, after adjustment for cost-of-living changes. This limit does not apply to rollover contributions or direct custodian-to-custodian
transfers into a Roth IRA. Any contributions to Roth IRAs reduce your ability to contribute to traditional IRAs and vice versa. When your earnings are below $6,500, your earned income or compensation for the year is the most you can contribute. If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to Roth IRAs and traditional IRAs. See the discussion under “Special rules for spouses” earlier in this section under traditional IRAs.

If you or your spouse are at least age 50 at any time during 2023, you may be eligible to make additional catch-up
contributions of up to $1,000.

The amount of permissible contributions to Roth IRAs for any year depends on the individual’s income limits and marital status. For example, if you are married and filing separately for any year your ability to make regular Roth IRA contributions is greatly limited. The amount of permissible contributions and income limits may be adjusted annually for cost of living. Please consult IRS Publication 590-A,
“Contributions to Individual Retirement Arrangements (IRAs)”
for the rules applicable to the current year.
When you can make contributions.
Same as traditional IRAs.

Deductibility of contributions.
 Roth IRA contributions are not tax deductible.

Rollovers and direct transfer contributions to Roth IRAs

What is the difference between rollover and direct transfer transactions?

The difference between a rollover transaction and a direct transfer transaction is the following: in a rollover transaction you actually take possession of the funds rolled over or are considered to have received them under tax law in the case of a change from one type of plan to another. In a direct transfer transaction, you never take possession of the funds, but direct the first Roth IRA custodian, trustee or issuer to transfer the first Roth IRA funds directly to the recipient Roth IRA custodian, trustee or issuer. You can make direct transfer transactions only between identical plan types (for example, Roth IRA to Roth IRA). You can also make rollover transactions between identical plan types. However, you can only make rollovers between different plan types (for example, traditional IRA to Roth IRA).

You may make rollover contributions to a Roth IRA from these sources only:

•	another Roth IRA;

•	a traditional IRA, including a SEP-IRA or SIMPLE IRA (after a two-year rollover limitation period for SIMPLE IRA funds), in a taxable conversion rollover (“conversion rollover”);

•	a “designated Roth contribution account” under a 401(k) plan, a 403(b) plan or a governmental employer Section 457(b) plan (direct or 60-day); or

•	from non-Roth accounts under another eligible retirement plan, as described under “Conversion rollover contributions to Roth IRAs.”

You may make direct transfer contributions to a Roth IRA only from another Roth IRA.

You may make both Roth IRA to Roth IRA rollover transactions and Roth IRA to Roth IRA direct transfer transactions. This can be accomplished on a completely tax-free
basis. However, you may make Roth IRA to Roth IRA rollover transactions only once in any
12-month
period for the same funds. We call this the “one-per-year limit.” It is the Roth IRA owner’s responsibility to determine if this rule is met.
Trustee-to-trustee
or
custodian-to-custodian
direct transfers can be made more frequently than once a year. Also, if you send us the rollover contribution to apply it to a Roth IRA, you must do so within 60 days after you receive the proceeds from the original IRA to get rollover treatment.

The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free
basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

Conversion rollover contributions to Roth IRAs

In a conversion rollover transaction, you withdraw (or are considered to have withdrawn) all or a portion of funds from a traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are considered to have received) the traditional IRA proceeds. Amounts can also be rolled over from non-Roth
accounts under another eligible retirement plan, including a Code Section 401(a) qualified plan, a 403(b) plan, and a governmental employer Section 457(b) plan.

Unlike a rollover from a traditional IRA to another traditional IRA, a conversion rollover transaction from a traditional IRA or other eligible retirement plan to a Roth IRA is not tax-free.
Instead, the distribution from the traditional IRA or other eligible retirement plan is generally fully taxable. If you are converting all or part of a traditional IRA, and you have ever made nondeductible regular contributions to any traditional IRA — whether or not it is the traditional IRA you are converting — a pro rata portion of the distribution is tax-free.
Even if you are under age 59
1
⁄
2
, the early distribution penalty tax does not apply to conversion rollover contributions to a Roth IRA. Conversion rollover contributions to Roth IRAs are not subject to the “one-per-year limit” noted earlier in this section.

You cannot make conversion contributions to a Roth IRA to the extent that the funds in your traditional IRA or other eligible retirement plan are subject to the lifetime annual required minimum distribution rules.

The IRS and Treasury have issued Treasury Regulations addressing the valuation of annuity contracts funding traditional IRAs in the conversion to Roth IRAs. Although these Regulations are not clear, they could require an individual’s gross income on the conversion of a traditional IRA to a Roth IRA to be measured using various actuarial methods and not as if the annuity contract funding the traditional IRA had been surrendered at the time of conversion. This could increase the amount of income reported in certain circumstances.

Recharacterizations

You may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA. This is called recharacterizing the contribution.

How to recharacterize.
 To recharacterize a contribution, you generally must have the contribution transferred from the first IRA (the one to which it was made) to the second IRA in a deemed trustee-to-trustee
transfer. If the transfer is made by the due date (including extensions) for your tax return for the year during which the contribution was made, you can elect to treat the contribution as having been originally made to the second IRA instead of to the first IRA. It will be treated as having been made to the second IRA on the same date that it was actually made to the first IRA. You must report the recharacterization and must treat the contribution as having been made to the second IRA, instead of the first IRA, on your tax return for the year during which the contribution was made.
The contribution will not be treated as having been made to the second IRA unless the transfer includes any net income allocable to the contribution. You can take into account any loss on the contribution while it was in the IRA when calculating the amount that must be transferred. If there was a loss, the net income you must transfer may be a negative amount.

No deduction is allowed for the contribution to the first IRA and any net income transferred with the recharacterized contribution is treated as earned in the second IRA. The contribution will not be treated as having been made to the second IRA to the extent any deduction was allowed with respect to the contribution to the first IRA.

Conversion rollover contributions to Roth IRAs cannot be recharacterized.

To recharacterize a contribution, you must use our forms.

Withdrawals, payments and transfers of funds out of Roth IRAs

No federal income tax law restrictions on withdrawals.
 You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.

Distributions from Roth IRAs

Distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also distributions.

You must keep your own records of regular and conversion contributions to all Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return. You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to special favorable ten-year
averaging and long-term capital gain treatment available in limited cases to certain distributions from qualified plans.

The following distributions from Roth IRAs are free of income tax:

•	rollovers from a Roth IRA to another Roth IRA;

•	direct transfers from a Roth IRA to another Roth IRA;

•	qualified distributions from a Roth IRA; and

•	return of excess contributions or amounts recharacterized to a traditional IRA.

Qualified distributions from Roth IRAs.
 Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includable in income:

•	you are age 59 1 ⁄ 2 or older; or

•	you die; or

•	you become disabled (special federal income tax definition); or

•	your distribution is a “qualified first-time homebuyer distribution” (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).

You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable-year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).

Nonqualified distributions from Roth IRAs.
 Nonqualified distributions from Roth IRAs are distributions that do not meet both the qualifying event and five-year aging period tests described above. If you receive such a distribution, part of it may be taxable. For purposes of determining the correct tax treatment of distributions (other than the withdrawal of excess contributions and the earnings on them), there is a set order in which contributions (including conversion contributions) and earnings are considered to be distributed from your Roth IRA. The order of distributions is as follows:

(1)	Regular contributions.

(2)	Conversion contributions, on a first-in-first-out basis (generally, total conversions from the earliest year first). These conversion contributions are taken into account as follows:

(a)	Taxable portion (the amount required to be included in gross income because of conversion) first, and then the

(b)	Nontaxable portion.

(3)	Earnings on contributions.

Rollover contributions from other Roth IRAs are disregarded for this purpose.

To determine the taxable amount distributed, distributions and contributions are aggregated or grouped, then added together as follows:

(1)	All distributions made during the year from all Roth IRAs you maintain — with any custodian or issuer — are added together.

(2)
All regular contributions made during and for the year (contributions made after the close of the year, but before the due date of your return) are added together. This total is added to the total undistributed regular contributions made in prior years.

(3)	All conversion contributions made during the year are added together.

Any recharacterized contributions that end up in a Roth IRA are added to the appropriate contribution group for the year that the original contribution would have been taken into account if it had been made directly to the Roth IRA.

Any recharacterized contribution that ends up in an IRA other than a Roth IRA is disregarded for the purpose of grouping both contributions and distributions. Any amount withdrawn to correct an excess contribution (including the earnings withdrawn) is also disregarded for this purpose.
Required minimum distributions during life

Lifetime required minimum distributions do not apply.

Required minimum distributions at death

Same as traditional IRA under “What are the required minimum distribution payments after you die?”.

Payments to a beneficiary after your death

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.

Borrowing and loans are prohibited transactions

Same as traditional IRA.

Excess contributions to Roth IRAs

Generally the same as traditional IRA.

Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over.

You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this, you must also withdraw or recharacterize any earnings attributable to the contribution.

Early distribution penalty tax

Same as traditional IRA.

Tax withholding and information reporting

Status for income tax purposes; FATCA.
 In order for us to comply with income tax withholding and information reporting rules which may apply to annuity contracts and tax-qualified plans, we request documentation of “status” for tax purposes. “Status” for tax purposes generally means whether a person is a “U.S. person” or a foreign person with respect to the United States; whether a person is an individual or an entity, and if an entity, the type of entity. Status for tax purposes is best documented on the appropriate IRS Form or substitute certification form (IRS Form W-9 for a U.S. person or the appropriate type of IRS Form W-8 for a foreign person). If we do not have appropriate certification or documentation of a person’s status for tax purposes on file, it could affect the rate at which we are required to withhold income tax, and penalties could apply. Information reporting rules could apply not only to specified transactions, but also to contract ownership. For example, under the Foreign Account Tax Compliance Act (“FATCA”), which applies to certain U.S.-source payments, and similar or related withholding and information reporting rules, we may be required to report contract values and other information for certain contractholders. For this reason, we and our affiliates intend to require appropriate status documentation at purchase, change of ownership, and affected payment transactions, including death benefit payments. FATCA and its related guidance is extraordinarily complex and its effect varies considerably by type of payor, type of payee and type of recipient.

Tax Withholding.
 We must withhold federal income tax from distributions from annuity contracts and specified tax-favored savings or retirement plans or arrangements. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

You should note the following special situations:

•	We might have to withhold and/or report on amounts we pay under a free look or cancellation.

•	We are required to withhold on the gross amount of a distribution from a Roth IRA to the extent it is reasonable for us to believe that a distribution is includable in your gross income. This may result in tax being withheld even though the Roth IRA distribution is ultimately not taxable.

Special withholding rules apply to United States citizens residing outside of the United States, foreign recipients, and certain U.S. entity recipients which are treated as foreign because they fail to document their U.S. status before payment is made. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to United States persons living abroad and non-United States persons (including U.S. entities treated as foreign) prior to processing any requested transaction.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. In some states, the income tax withholding is completely independent of federal income tax withholding. If you need more information concerning a particular state or any required forms, call our processing office at the toll-free number.

Federal income tax withholding on periodic annuity payments

Federal tax rules require payers to withhold differently on “periodic” and “nonperiodic” payments. Unless the annuity contract owner elects a different rate on a Form W-4R, payers are to withhold from periodic annuity payments as if the payments were wages. For a periodic annuity payment, for example, the annuity contract owner’s withholding depends on what the owner specifies on a Form W-4P. If the owner fails to provide a correct Taxpayer Identification Number, withholding at the highest rate applies.
A contract owner’s withholding election remains effective unless and until the owner revokes it. The contract owner may revoke or change a withholding election at any time.

Federal income tax withholding on
non-periodic
annuity payments (withdrawals)

Non-periodic
distributions include partial withdrawals, total surrenders and death benefits. Payers generally withhold federal income tax at a flat 10% rate from (i) the taxable amount in the case of nonqualified contracts, and (ii) the payment amount in the case of traditional IRAs and Roth IRAs, where it is reasonable to assume an amount is includable in gross income.

As described below, there is no election out of federal income tax withholding if the payment is an eligible rollover distribution from a qualified plan. If a non-periodic
distribution from a qualified plan is not an eligible rollover distribution then election out is permitted. If there is no election out, the 10% withholding rate applies.

Special rules for contracts funding qualified plans

The plan administrator is responsible for making all required notifications on tax matters to plan participants and to the IRS. See Appendix “Purchase considerations for QP contracts” at the end of this Prospectus.

Mandatory withholding from qualified plan distributions

Unless the distribution is directly rolled over to another eligible retirement plan, eligible rollover distributions from qualified plans are subject to mandatory 20% withholding. The plan administrator is responsible for withholding from qualified plan distributions and communicating to the recipient whether the distribution is an eligible rollover distribution.

Impact of taxes to the Company

The contracts provide that we may charge the Separate Account for taxes. We do not now, but may in the future set up reserves for such taxes.

We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate account. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

9.
More information

About The Separate Account

Equitable America Variable Account No. 70A is a separate account of Equitable Financial Life Insurance Company of America under Arizona Insurance Law.

Separate Account No. 70 is a separate account of Equitable Financial Life Insurance Company under special provisions of New York Insurance Law.

Each variable investment option is a subaccount of the Separate Account. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in the Separate Account and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. For example, we may withdraw amounts from the Separate Account that represent our investments in the Separate Account or that represent fees and charges under the contracts that we have earned. Also, we may, at our sole discretion, invest the Separate Account assets in any investment permitted by applicable law. The results of the Separate Account’s operations are accounted for without regard to the Company’s other operations. The amount of some of our obligations under the contracts is based on the assets in the Separate Account. However, the obligations themselves are obligations of the Company.

Income, gains, and losses credited to, or charged against, the separate account reflect the separate account’s own investment experience and not the investment experience of the Company’s other assets, and the assets of the separate account may not be used to pay any liabilities of the Company other than those arising from the contracts.

The Separate Account is registered under the Investment Company Act of 1940 and is registered and classified under that act as a “unit investment trust.” The SEC, however, does not manage or supervise the Company or the Separate Account. Although the Separate Account is registered, the SEC does not monitor the activity of the Separate Account on a daily basis. The Company is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within the Separate Account invests solely in the applicable class of shares issued by the corresponding Portfolio of the applicable Trust.

We reserve the right subject to compliance with laws that apply:

(1)	to add variable investment options to, or to remove variable investment options from, the Separate Account, or to add other separate accounts;

(2)	to combine any two or more variable investment options;
(3)	to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4)
to operate the Separate Account or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against the Separate Account or a variable investment option directly);

(5)	to deregister the Separate Account under the Investment Company Act of 1940;

(6)	to restrict or eliminate any voting rights as to the Separate Account;

(7)	to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies;

(8)	to limit or terminate contributions or transfers into any of the variable investment options; and

(9)	to limit the number of variable investment options you may select.

If the exercise of these rights results in a material change in the underlying investment of the Separate Account, you will be notified of such exercise, as required by law.

About the Trusts

The Trusts are registered under the Investment Company Act of 1940. They are classified as
“open-end
management investment companies,” more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.

The Trusts do not impose sales charges or “loads” for buying and selling their shares. All dividends and other distributions on the Trusts’ shares are reinvested in full. The Board of Trustees of each Trust serves for the benefit of each Trust’s shareholders. The Board of Trustees may take many actions regarding the Portfolios (for example, the Board of Trustees can establish additional Portfolios or eliminate existing Portfolios; change Portfolio investment objectives; and change Portfolio investment policies and strategies). In accordance with applicable law, certain of these changes may be implemented without a shareholder vote and, in certain instances, without advanced notice. More detailed information about certain actions subject to notice and shareholder vote for each Trust, and other information about the Portfolios, including portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 plan and other aspects of its operations, appears in the prospectuses for each Trust, or in their respective SAIs, which are available upon request. See also Appendix “Portfolio Companies available under the contract”.

About the general account

This contract is offered to customers through various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any liability with respect to a contract’s account value or any Guaranteed benefits with which the contract was issued. The Company is solely responsible to the contract owner for the contract’s account value and such Guaranteed benefits. The general obligations and any Guaranteed benefits under the contract are supported by the Company’s general account and are subject to the Company’s claims-paying ability. An owner should look to the financial strength of the Company for its claims-paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to the insurer’s general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about the Company’s financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative. For Series CP
®
contracts, credits allocated to your account value are funded from our general account.

The general account is subject to regulation and supervision by the New York State Department of Financial Services and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The contract is a “covered security” under the federal securities laws.

The disclosure with regard to the general account, is subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

About other methods of payment

Wire transmittals and electronic transactions

We accept initial and subsequent contributions sent by wire to our processing office by agreement with certain broker-dealers. Such transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under “How you can make your contributions” under “Purchasing the Contract”.
Even if we accept the wire order and essential information, a contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a contract based on information provided through certain broker-dealers with which we have established electronic facilities. In any such cases, you must sign our Acknowledgement of Receipt form.

Where we require a signed application, the above procedures do not apply and no transactions will be permitted until we receive the signed application and have issued the contract. Where we issue a contract based on information provided through electronic facilities, we require an Acknowledgement of Receipt Form. We may also require additional information. Until we receive the Acknowledgement of Receipt Form, (i.e. withdrawals and surrenders) financial transactions will not be permitted unless you request them in writing, sign the request and have it signature guaranteed. After your contract has been issued, additional contributions may be transmitted by wire.

In general, the transaction date for electronic transmissions is the date on which we receive at our regular processing office all required information and the funds due for your contribution. We may also establish same-day
electronic processing facilities with a broker-dealer that has undertaken to pay contribution amounts on behalf of its customers. In such cases, the transaction date for properly processed orders is the business day on which the broker-dealer inputs all required information into its electronic processing system. You can contact us to find out more about such arrangements.

After your contract has been issued, subsequent contributions may be transmitted by wire.

Automatic investment program

You may use our automatic investment program, or “AIP,” to have a specified amount automatically deducted from a checking account, money market account, or credit union checking account and contributed as a subsequent contribution into a contract on a monthly or quarterly basis. AIP is available for NQ, traditional IRA and Roth IRA contracts. AIP is not available for SEP-IRA, QP or Inherited IRA Beneficiary Continuation (traditional IRA or Roth IRA) contracts.

The minimum amounts we will deduct are $100 monthly and $300 quarterly. AIP subsequent contributions may be allocated to any of the variable investment options, but not to a Special DCA program. You choose the day of the month you wish to have your account debited. However, you may not choose a date later than the 28th day of the month. For contracts with a Guaranteed benefit, AIP contributions with allocations to the Protection with Investment Performance variable investment options will be allocated to corresponding Investment Performance variable investment options that invest in the same Portfolios after the date the first withdrawal is taken from the Protection with Investment Performance account.

You may cancel AIP at any time by notifying our processing office. We are not responsible for any debits made to your account before the time written notice of cancellation is received at our processing office.

Dates and prices at which contract events occur

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

Business day

Our “business day” is generally any day the NYSE is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the SEC. We may also close early due to such emergency conditions. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

•	If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

—	on a non-business day;

—	after 4:00 p.m. Eastern Time on a business day; or

—	after an early close of regular trading on the NYSE on a business day.

•	If your transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

•	When a charge is to be deducted on a contract date anniversary that is a non-business day, we will deduct the charge on the next business day.

•	If we have entered into an agreement with your broker-dealer for automated processing of contributions and/or transfers upon receipt of customer order, your contribution and/or transfer will be considered received at the time your broker-dealer receives your contribution and/or transfer and all information needed to process your application, along with any required documents. Your broker-dealer will then transmit your order to us in accordance with our processing procedures. However, in such cases, your broker-dealer is considered a processing office for the purpose of receiving the contribution and/or transfer. Such arrangements may apply to initial contributions, subsequent contributions, and/or transfers, and may be commenced or terminated at any time without prior notice. If required by law, the “closing time” for such orders will be earlier than 4:00 p.m., Eastern Time.
Contributions, Credits and transfers

•	Contributions (and credits, for Series CP ® contracts only) allocated to the variable investment options are invested at the unit value next determined after the receipt of the contribution.

•	Contributions (and credits, for Series CP ® contracts only) allocated to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

•	Initial contributions allocated to the account for special dollar cost averaging receive the interest rate in effect on that business day. At certain times, we may offer the opportunity to lock in the interest rate for an initial contribution to be received under Section 1035 exchanges and trustee to trustee transfers. Your financial professional can provide information or you can call our processing office.

•	Transfers to or from variable investment options will be made at the unit value next determined after the receipt of the transfer request.

•	Transfers to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

•	For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office.

About your voting rights

As the owner of the shares of the Trusts, we have the right to vote on certain matters involving the Portfolios, such as:

•	the election of trustees; or

•	the formal approval of independent public accounting firms selected for each Trust; or

•	any other matters described in the prospectus for each Trust or requiring a shareholders’ vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a Portfolio for which no instructions have been received in the same proportion as we vote shares of that Portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a Portfolio in the same proportions that contract owners vote. One effect of proportional voting is that a small number of contract owners may determine the outcome of a vote.

The Trusts sell their shares to the Company’s separate accounts in connection with the Company’s variable annuity and/or variable life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with the Company. The affiliated Trust also sells its shares to the trustee of a qualified plan for the Company. We currently do not foresee any disadvantages to our contract owners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board’s response insufficiently protects our contract owners, we will see to it that appropriate action is taken to do so.

Separate Account voting rights

If actions relating to the Separate Account require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.

Changes in applicable law

The voting rights we describe in this Prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.

Misstatement of age

If the age of any person upon whose life or age a benefit
provided under a Guaranteed benefit has been misstated, any such benefit will be that which would have been purchased on the basis of the correct age. If that person would not have been eligible for that Guaranteed benefit at the correct age, (i) the benefit will be rescinded; (ii) any charges that were deducted for the benefit will be refunded and applied to the Total account value of the contract; and (iii) only the death benefit provided by amounts allocated to the Investment Performance account will apply.

Statutory compliance

We have the right to change your contract without the consent of any other person in order to comply with any laws and regulations that apply, including but not limited to changes in the Internal Revenue Code, in Treasury Regulations or in published rulings of the Internal Revenue Service and in Department of Labor regulations.

Any change in your contract must be in writing and made by an authorized officer of the Company. We will provide notice of any contract change.

The benefits under your contract will not be less than the minimum benefits required by any state law that applies.

About legal proceedings

The Company and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner’s interest in the Separate Account, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the contracts, or the ability of the principal underwriter (if applicable) to perform its contract with the Separate Account.

Financial statements

The financial statements of the Separate Account, as well as the financial statements and financial statement schedules of the Company, are incorporated by reference in the SAI. The financial statements and financial statement schedules of the Company have relevance to the contracts only to the extent that they bear upon the ability of the Company to meet its obligations under the contracts. The SAI is available free of charge. You may request one by writing to our processing office or calling
1-800-789-7771.

Transfers of ownership, collateral assignments, loans and borrowing

You can transfer ownership of an NQ contract at any time before annuity payments begin. We will continue to treat you as the owner until we receive notification of any change at our processing office.

We may refuse to process a change of ownership of an NQ contract without appropriate documentation of status on IRS Form W-9 (or, if IRS Form W-9 cannot be provided because the entity is not a U.S. entity, on the appropriate type of Form W-8).

Following a change of ownership, the existing beneficiary designations will remain in effect until the new owner provides new designations.

Any Guaranteed benefit in effect will generally terminate if you change ownership of the contract. A Guaranteed benefit will not terminate if the ownership of the contract is transferred from a non-natural
owner to an individual but the contract will continue to be based on the annuitant’s life. It will also not terminate if you transfer your individually-owned contract to a trust held for your (or your and your immediate family’s) benefit; it will continue to be based on your life. If you were not the annuitant under the individually-owned contract, you will become the annuitant when ownership is changed. Please speak with your financial professional for further information.

For a
state-by-state
description of all material variations of this contract, including information regarding the termination of benefits under your contract, see Appendix “State contract availability and/or variations of certain features and benefits”.

In general, you cannot assign or transfer ownership of an IRA or QP contract except by surrender to us. If your individual retirement annuity contract is held in your custodial individual retirement account, you may only assign or transfer ownership of such an IRA contract to yourself. Loans are not available and you cannot assign IRA and QP contracts as security for a loan or other obligation.

For limited transfers of ownership after the owner’s death see “Beneficiary continuation option” in “Payment of death benefit” earlier in this Prospectus. You may direct the transfer of the values under your IRA or QP contract to another similar arrangement under federal income tax rules. In the case of such a transfer, which involves a surrender of your contract, we will impose a withdrawal charge, if one applies.

Loans are not available under your NQ contract.

In certain circumstances, you may collaterally assign all or a portion of the value of your NQ contract as security for a loan with a third party lender. The terms of the assignment are subject to our approval. The amount of the assignment may never exceed your Total account value on the day prior to the date we receive all necessary paperwork to effect the assignment. Only one assignment per contract is permitted, and any such assignment must be made prior to the first contract date anniversary. You must indicate that you have not purchased, and will not purchase, any other NQ deferred annuity contract issued by us or our affiliates in the same calendar year that you purchase the contract.

A collateral assignment does not terminate your benefits under the contract. However, all withdrawals, distributions and benefit payments, as well as the exercise of any benefits, are subject to the assignee’s prior approval and payment directions. We will follow such directions until the Company receives written notification satisfactory to us that the assignment has been terminated. If the owner or beneficiary fails to provide timely notification of the termination, it is possible that we could pay the assignee more than the amount of the assignment, or continue paying the assignee pursuant to existing directions after the collateral assignment has in fact been terminated. Our payment of any death benefit to the beneficiary and any payment of the Lifetime GIB amount will also be subject to the terms of the assignment until we receive written notification satisfactory to us that the assignment has been terminated.

In some cases, an assignment or change of ownership may have adverse tax consequences. See “Tax information” earlier in this Prospectus.

About Custodial IRAs

For certain custodial IRA accounts, after your contract has been issued, we may accept transfer instructions by telephone, mail, facsimile or electronically from a broker-dealer, provided that we or your broker-dealer have your written authorization to do so on file. Accordingly, the Company will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. The Company will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. The Company will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. The Company may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior written notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity.
How divorce may affect your Guaranteed benefits

Our optional benefits do not provide a cash value or any minimum account value. In the event that you and your spouse become divorced after you purchase a contract with a Guaranteed benefit, we will not divide the benefit base(s) used to calculate the benefits as part of the divorce settlement or judgment. As a result of the divorce, we may be required to withdraw amounts from the Protection with Investment Performance account to be paid to an ex-spouse.
Any such withdrawal will be considered a withdrawal from the contract even if the withdrawal is made to fund an one of our contracts owned by your ex-spouse.
This means that your Guaranteed benefit will be reduced and a withdrawal charge may apply.

Distribution of the contracts

The contracts are distributed by both Equitable Advisors and Equitable Distributors. The Distributors serve as principal underwriters of the Separate Account. The offering of the contracts is intended to be continuous.

Equitable Advisors is an affiliate of the Company, and Equitable Distributors is a wholly owned subsidiary of Equitable Financial. The Distributors are under the common control of Equitable Holdings, Inc. Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. The Distributors are registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Both broker-dealers also act as distributors for other life and annuity products we issue.

The contracts are sold by financial professionals of Equitable Advisors and its affiliates. The contracts are also sold by financial professionals of unaffiliated broker-dealers that have entered into selling agreements with Equitable Distributors (“Selling broker-dealers”).

The Company pays compensation to both Distributors based on contracts sold (except for Series ADV contracts sold through Equitable Distributors.) The Company may also make additional payments to the Distributors, and the Distributors may, in turn, make additional payments to certain Selling broker-dealers. All payments will be in compliance with all applicable FINRA rules and other laws and regulations.

Although the Company takes into account all of its distribution and other costs in establishing the level of fees and charges under its contracts, none of the compensation paid to the Distributors or the Selling broker-dealers discussed in this section of the Prospectus are imposed as separate fees or charges under your contract. The Company, however, intends to recoup amounts it pays for distribution and other services through the fees and charges of the contracts and payments it receives for providing administrative, distribution and other services to the Portfolios. For information about the fees and charges under the contract, see “Fee table” and “Charges and expenses” earlier in this Prospectus.

Equitable Advisors Compensation.

For Series B, Series L, Series CP
®
and Series C contracts:

The Company pays compensation to Equitable Advisors based on contributions made on the contracts sold through

Equitable Advisors (‘‘contribution-based compensation’’). The contribution-based compensation will generally not exceed 8.50% of total contributions. Equitable Advisors, in turn, may pay a portion of the contribution-based compensation received from the Company to the Equitable Advisors financial professional and/or the Selling broker-dealer making the sale. In some instances, a financial professional or a Selling broker-dealer may elect to receive reduced contribution-based compensation on a contract in combination with ongoing annual compensation of up to 1.20% of the Total account value of the contract sold (‘‘asset-based compensation’’). Total compensation paid to a financial professional or a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The compensation paid by Equitable Advisors varies among financial professionals and among Selling broker-dealers.

For Series B, Series L, Series CP
®
and Series C contracts, when a contract is sold by a Selling broker-dealer, the Selling broker-dealer, not Equitable Advisors, determines the compensation paid to the Selling broker-dealer’s financial professional for the sale of the contract. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, as described immediately below. For Series ADV contracts, the Company pays compensation to Equitable Advisors based on the advisory fee associated with the custodial account. For contracts sold through Equitable Advisors, Equitable Advisors will retain 50% of the advisory fee and the financial professional will get the other 50%.

For all contract Series, Equitable Advisors also pays a portion of the compensation it receives to its managerial personnel. Equitable Advisors financial professionals and managerial personnel may also receive other types of compensation including service fees, expense allowance payments and health and retirement benefits. Equitable Advisors also pays its financial professionals, managerial personnel and Selling broker-dealers sales bonuses (based on selling certain products during specified periods) and persistency bonuses. Equitable Advisors may offer sales incentive programs to financial professionals and Selling broker-dealers who meet specified production levels for the sales of both the Company’s contracts and contracts offered by other companies. These incentives provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid education seminars and merchandise.

Equitable Advisors may receive compensation, and, in turn, pay its financial professionals a portion of such fee, from third party investment advisors to whom its financial professionals refer customers for professional management of the assets within their contract.

Differential compensation.
In an effort to promote the sale of the Company’s products, Equitable Advisors may pay its financial professionals and managerial personnel a greater percentage of contribution-based compensation and/or asset-based compensation for the sale of our contract than it pays for the sale of a contract or other financial product issued by a company other than us. Equitable Advisors may pay different compensation on the sale of the same product, based on such factors as distribution, group or sponsored arrangements, or based on older or newer versions, or series, of the same contract. Equitable Advisors also pay different levels of compensation based on different contract types. This practice is known as providing “differential compensation.” Differential compensation may involve other forms of compensation to Equitable Advisors personnel. Certain components of the compensation paid to managerial personnel are based on whether the sales involve the Company’s contracts. Managers earn higher compensation (and credits toward awards and bonuses) if the financial professionals they manage sell a higher percentage of the Company’s contracts than products issued by other companies. Other forms of compensation provided to its financial professionals and/or managerial personnel, which include health and retirement benefits, expense reimbursements, marketing allowances and contribution-based payments, known as “overrides.” For tax reasons, Equitable Advisors financial professionals qualify for health and retirement benefits based solely on their sales of the Company’s contracts and products sponsored by affiliates.

The fact that Equitable Advisors financial professionals receive differential compensation and additional payments may provide an incentive for those financial professionals to recommend our contract over a contract or other financial product issued by a company not affiliated with the Company. However, under applicable rules of the FINRA and other federal and state regulatory authorities, Equitable Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you and, for certain accounts depending on applicable rules, that are in your best interest, based on the facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of Equitable Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation between products in the same category. For more information, contact your financial professional.

Equitable Distributors Compensation.
For all contract series except Series ADV:

The Company pays contribution-based and asset-based compensation (together “compensation”) to Equitable Distributors. Contribution-based compensation is paid based on the Company’s contracts sold through Equitable Distributors’ Selling broker-dealers. Asset-based compensation is paid based on the aggregate account value of contracts sold through certain of Equitable Distributors’ Selling broker-dealers. This compensation will generally not exceed 7.50% of the total contributions made under the contracts. Equitable Distributors, in turn, pays the contribution-based compensation it receives on the sale of a contract to the Selling broker-dealer making the sale. In some instances, the Selling broker-dealer may elect to receive reduced contribution-based compensation on the sale of the contract in combination with annual asset-based compensation of up to 1.25% of the contract’s Total account value. If a Selling broker-dealer elects to receive reduced contribution-based compensation on a contract, the contribution-based compensation which the Company pays to Equitable Distributors will be reduced by the same amount, and Equitable the Company will pay Equitable Distributors asset-based compensation on the contract equal to the asset-based compensation which Equitable Distributors pays to the Selling broker-dealer. Total compensation paid to a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by Equitable Distributors varies among Selling broker-dealers.

The Selling broker-dealer, not Equitable Distributors, determines the compensation paid to the Selling broker-dealer’s financial professional for the sale of the contract. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, such as differential compensation paid for various products.

For Series ADV contracts:

For contracts sold through Equitable Distributors, Equitable Distributors will not receive any compensation.

The Company also pays Equitable Distributors compensation to cover its operating expenses and marketing services under the terms of the Company’s distribution agreements with Equitable Distributors.

Additional payments by Equitable Distributors to Selling broker-dealers.
 (The following section applies to all contract series except Series ADV)

Equitable Distributors may pay, out of their assets, certain Selling broker-dealers and other financial intermediaries additional compensation in recognition of services provided or expenses incurred. Equitable Distributors may also pay certain Selling broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). Services for which such payments are made may include, but are not limited to, the preferred placement of the Company’s products such as the Retirement Cornerstone
®
Series contracts on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conference; and/or other support services, including some that may benefit the contract owner. Payments may be based on ongoing sales, on the aggregate account value attributable to contracts sold through a Selling broker-dealer or such payments may be a fixed amount. For certain selling broker-dealers, Equitable Distributors increases the marketing allowance as certain sales thresholds are met. The Distributors may also make fixed payments to Selling broker-dealers, for example in connection with the initiation of a new relationship or the introduction of a new product.
Additionally, as an incentive for the financial professionals of Selling broker-dealers to promote the sale of the Company’s products, the Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as “compensation enhancements”). Equitable Distributors also has entered into agreements with certain selling broker-dealers in which the selling broker-dealer agrees to sell certain of our contracts exclusively, including the one described in this Prospectus.

These additional payments may serve as an incentive for Selling broker-dealers to promote the sale of the Company’s contracts over contracts and other products issued by other companies. Not all Selling broker-dealers receive additional payments, and the payments vary among Selling broker-dealers. The list below includes the names of Selling broker-dealers that we are aware (as of December 31, 2022) received additional payments. These additional payments ranged from
$1,813.48 to $7,622,145.26. The Company and its affiliates may also have other business relationships with Selling broker-dealers, which may provide an incentive for the Selling broker-dealers to promote the sale of the Company’s contracts over contracts and other products issued by other companies. The list below includes any such Selling broker-dealer. For more information, ask your financial professional.

Allstate Financial Services LLC; American Portfolios Financial Services; Ameriprise Financial Services; Avantax Investment Services, Inc.; Cadaret, Grant & Co., Inc.; Cambridge Investment Research; Capital Investment Group; Centaurus Financial, Inc.; Cetera Financial Group; Citigroup Global Markets, Inc.; Citizens Investment Services; Commonwealth Financial Network; Copper Financial Network (Community America Financial Solutions); CUSO Financial Services; DPL Financial Partners; Equity Services, Inc.; Farmer’s Financial Solution; First Horizon Advisors; Galt Financial Group, Inc.; Geneos Wealth Management; Gradient Securities, LLC; Groove Point (H. Beck, Inc.); Harbour Investments; Independent Financial Group, LLC; Infinex Investments, Inc.; James T. Boroello & Co.; Janney Montgomery Scott LLC; Kestra Investment Services, LLC; Key Investment Services LLC; Ladenburg Thalmann Advisor Network, LLC; Lincoln Financial Advisors Corp.; Lincoln Financial Securities Corp.; Lincoln Investment Planning; Lion Street Financial; LPL Financial Corporation; MML Investors Services, LLC; Morgan Stanley Smith Barney; Mutual Of Omaha Investment Services. Inc.; Next Financial Group, Inc.; OneAmerica Securities, Inc.; Park Avenue Securities, LLC; Phoenix Financial Services; PlanMember Securities Corp.; PNC Investments; Primerica Financial Services, Inc.; Pruco Securities, LLC; Raymond James; RBC Capital Markets Corporation; Santander Securities Corp.; SCF Securities, Inc.; Securian Financial Services, Inc.; Sentinus Halo Securities LLC; The Advisor Group (AIG); The Huntington Investment Company; The Leaders Group, Inc.; The Wentworth Group; Transamerica Financial Advisors; U.S. Bancorp; UBS Financial Services Inc.; Valmark Securities, Inc.; Voya Financial Advisors, Inc.; Wells Fargo; Western International Securities, Inc.

Appendix: Portfolio Companies available under the contract

The following is a list of Portfolio Companies available under the contract. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at www.equitable.com/ICSR#EQH146634. You can request this information at no cost by calling 1-877-522-5035 or by sending an email request to EquitableFunds@dfinsolutions.com. If you elect a Guaranteed benefit, you may only invest in the Portfolios listed in the designated table below.

The current expenses and performance information below reflects fee and expenses of the Portfolios, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.

Affiliated Portfolio Companies:

		Current Expenses		Average Annual Total Returns (as of 12/31/2022)
TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable			1 year	5 year	10 year
Equity	1290 VT Equity Income — Equitable Investment Management Group, LLC (“EIMG”); Barrow, Hanley, Mewhinney & Strauss, LLC d/b/a Barrow Hanley Global Investors	0.95%	^	3.11%	6.42%	9.65%
Specialty	1290 VT GAMCO Mergers & Acquisitions — EIMG; GAMCO Asset Management, Inc.	1.29%	^	-6.01%	1.32%	3.51%
Equity	1290 VT GAMCO Small Company Value — EIMG; GAMCO Asset Management, Inc.	1.05%		-10.67%	4.98%	9.45%
Fixed Income	1290 VT High Yield Bond — EIMG; AXA Investment Managers US Inc., Post Advisory Group, LLC	1.03%	^	-10.30%	1.85%	—
Specialty	1290 VT Multi-Alternative Strategies — EIMG	1.56%	^	-11.40%	-0.27%	—
Specialty	1290 VT Natural Resources — EIMG; AllianceBernstein L.P.	0.90%	^	32.35%	6.75%	—
Specialty	1290 VT Real Estate — EIMG; AllianceBernstein L.P.	0.90%	^	-24.99%	-0.23%	—
Equity	1290 VT SmartBeta Equity ESG — EIMG; AXA Investment Managers US Inc.	1.10%	^	-14.52%	6.84%	—
Equity	EQ/2000 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.83%		-22.40%	2.94%	7.97%
Equity	EQ/400 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.85%		-15.50%	5.37%	9.54%
Equity	EQ/500 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.80%		-20.01%	7.83%	11.20%
Asset Allocation	EQ/AB Dynamic Moderate Growth Δ — EIMG; AllianceBernstein L.P.	1.12%		-14.63%	1.72%	4.44%
Equity	EQ/AB Small Cap Growth — EIMG; AllianceBernstein L.P.	0.91%		-28.45%	5.28%	9.52%
Asset Allocation	EQ/Aggressive Allocation† — EIMG	1.15%		-18.40%	4.62%	7.77%
Asset Allocation	EQ/Aggressive Growth Strategy† — EIMG	1.02%		-18.34%	4.48%	7.37%
Asset Allocation	EQ/All Asset Growth Allocation — EIMG	1.24%		-14.48%	3.23%	5.27%
Equity	EQ/American Century Mid Cap Value — EIMG; American Century Investment Management, Inc.	1.00%	^	-1.47%	—	—
Asset Allocation	EQ/Balanced Strategy† — EIMG	0.97%		-15.57%	2.65%	4.58%
Equity	EQ/Capital Group Research — EIMG; Capital International, Inc.	0.97%	^	-18.97%	9.23%	12.11%
Equity	EQ/ClearBridge Large Cap Growth ESG — EIMG; ClearBridge Investments, LLC	1.00%	^	-32.13%	7.29%	10.17%
Equity	EQ/ClearBridge Select Equity Managed Volatility† — EIMG; BlackRock Investment Management, LLC, ClearBridge Investments, LLC	1.06%	^	-27.12%	8.32%	10.30%
Equity	EQ/Common Stock Index — EIMG; AllianceBernstein L.P.	0.68%		-19.46%	8.13%	11.43%
Asset Allocation	EQ/Conservative Growth Strategy† — EIMG	0.97%		-14.46%	2.00%	3.64%
Asset Allocation	EQ/Conservative Strategy† — EIMG	0.94%		-12.26%	0.72%	1.74%
Fixed Income	EQ/Core Bond Index — EIMG; SSGA Funds Management, Inc.	0.65%	^	-8.76%	0.20%	0.50%
Fixed Income	EQ/Core Plus Bond — EIMG; Brandywine Global Investment Management, LLC, Loomis, Sayles & Company, L.P.	0.93%	^	-12.89%	0.91%	1.06%

		Current Expenses		Average Annual Total Returns (as of 12/31/2022)
TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable			1 year	5 year	10 year
Equity	EQ/Emerging Markets Equity PLUS — EIMG; AllianceBernstein L.P., EARNEST Partners, LLC	1.20%	^	-17.63%	-1.32%	—
Equity	EQ/Equity 500 Index — EIMG; AllianceBernstein L.P.	0.54%	^	-18.55%	8.81%	11.89%
Equity	EQ/Fidelity Institutional AM ® Large Cap — EIMG; FIAM LLC	0.87%	^	-21.06%	—	—
Equity	EQ/Franklin Rising Dividends — EIMG; Franklin Advisers, Inc.	0.87%	^	-10.60%	—	—
Equity	EQ/Franklin Small Cap Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC, Franklin Mutual Advisers, LLC	1.05%	^	-17.08%	4.04%	8.30%
Equity	EQ/Global Equity Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.10%	^	-20.95%	2.87%	6.20%
Equity	EQ/Goldman Sachs Mid Cap Value — EIMG; G oldman Sachs Asset Management L.P.	1.09%	^	-10.60%	—	—
Asset Allocation	EQ/Growth Strategy† — EIMG	1.00%		-17.40%	3.91%	6.47%
Fixed Income	EQ/Intermediate Government Bond — EIMG; SSGA Funds Management, Inc.	0.65%	^	-7.62%	-0.21%	0.00%
Equity	EQ/International Core Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.08%		-14.14%	1.33%	3.61%
Equity	EQ/International Equity Index — EIMG; AllianceBernstein L.P.	0.75%	^	-11.89%	1.03%	3.90%
Equity	EQ/International Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.91%		-14.94%	0.83%	3.65%
Equity	EQ/International Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC, Harris Associates L.P.	1.07%		-13.71%	0.32%	3.09%
Equity	EQ/Invesco Comstock — EIMG; Invesco Advisers, Inc.	1.00%	^	0.49%	7.75%	10.75%
Equity	EQ/Invesco Global — EIMG; Invesco Advisers, Inc.	1.15%	^	-32.04%	2.42%	7.33%
Specialty	EQ/Invesco Global Real Assets — EIMG; Invesco Advisers, Inc., Invesco Asset Management Ltd.	1.14%		-8.97%	—	—
Equity	EQ/Janus Enterprise — EIMG; Janus Henderson Investors US LLC	1.05%		-16.54%	9.20%	9.46%
Equity	EQ/JPMorgan Growth Stock — EIMG; J.P. Morgan Investment Management Inc.	0.96%^		-38.64%	4.23%	10.63%
Equity	EQ/JPMorgan Value Opportunities — EIMG; J.P. Morgan Investment Management Inc.	0.96%		0.20%	8.15%	12.38%
Equity	EQ/Large Cap Growth Index — EIMG; AllianceBernstein L.P.	0.72%		-29.53%	10.16%	13.27%
Equity	EQ/Large Cap Growth Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.87%		-30.58%	8.14%	12.17%
Equity	EQ/Large Cap Value Index — EIMG; AllianceBernstein L.P.	0.74%		-8.20%	5.96%	9.55%
Equity	EQ/Large Cap Value Managed Volatility† — EIMG; AllianceBernstein L.P.	0.86%		-11.60%	5.67%	9.46%
Equity	EQ/Lazard Emerging Markets Equity — EIMG; Lazard Asset Management LLC	1.35%	^	-14.89%	—	—
Equity	EQ/Loomis Sayles Growth — EIMG; Loomis, Sayles & Company, L.P.	1.05%	^	-27.94%	6.91%	11.89%
Equity	EQ/MFS International Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	-15.11%	4.32%	6.05%
Equity	EQ/MFS International Intrinsic Value — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.15%	^	-23.79%	—	—
Equity	EQ/MFS Mid Cap Focused Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	-27.04%	—	—
Specialty	EQ/MFS Technology — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.13%		-36.29%	—	—
Specialty	EQ/MFS Utilities Series — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.05%	^	0.42%	—	—
Equity	EQ/Mid Cap Index — EIMG; AllianceBernstein L.P.	0.66%	^	-13.65%	5.98%	10.02%
Equity	EQ/Mid Cap Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.95%		-14.55%	4.63%	8.96%
Asset Allocation	EQ/Moderate Allocation† — EIMG	1.08%		-15.47%	2.33%	4.25%
Asset Allocation	EQ/Moderate Growth Strategy† — EIMG	0.99%		-16.51%	3.28%	5.53%
Asset Allocation	EQ/Moderate-Plus Allocation† — EIMG	1.12%		-17.00%	3.58%	6.08%
Money Market	EQ/Money Market* — EIMG; Dreyfus, a Division of Mellon Investments Corporation	0.69%		1.11%	0.85%	0.46%
Fixed Income	EQ/PIMCO Global Real Return — EIMG; Pacific Investment Management Company LLC	1.27%	^	-16.10%	0.54%	—
Fixed Income	EQ/PIMCO Real Return — EIMG; Pacific Investment Management Company LLC	1.25%	^	-11.38%	—	—

		Current Expenses		Average Annual Total Returns (as of 12/31/2022)
TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable			1 year	5 year	10 year
Fixed Income	EQ/PIMCO Total Return ESG — EIMG; Pacific Investment Management Company LLC	0.77%	^	-13.99%	—	—
Fixed Income	EQ/PIMCO Ultra Short Bond — EIMG; Pacific Investment Management Company LLC	0.80%	^	-0.57%	0.70%	0.70%
Equity	EQ/Small Company Index — EIMG; AllianceBernstein L.P.	0.63%		-19.76%	4.18%	8.78%
Specialty	EQ/T. Rowe Price Health Sciences — EIMG; T. Rowe Price Associates, Inc.	1.20%	^	-13.38%	—	—
Equity	EQ/Value Equity — EIMG; Aristotle Capital Management, LLC	0.91%		-15.13%	4.44%	8.43%
Specialty	EQ/Wellington Energy — EIMG; Wellington Management Company LLP	1.19%	^	32.53%	—	—
Asset Allocation	Equitable Conservative Growth MF/ETF Portfolio — EIMG	1.10%	^	-12.40%	4.32%	4.89%
^	This Portfolio’s annual expenses reflect temporary fee reductions.
Δ
Certain other affiliated Portfolios, as well as unaffiliated Portfolios, may utilize volatility management techniques that differ from the EQ volatility management strategy. Affiliated Portfolios that utilize these volatility management techniques are identified in the chart by a
Δ
. Any such unaffiliated Portfolio is not identified in the chart. See “Portfolios of the Trusts” for more information regarding volatility management.

†
EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ/affiliated Fund of Fund Portfolios that invest in Portfolios that use the EQ volatility management strategy, are identified in the chart by a “†“. See “Portfolios of the Trusts” for more information regarding volatility management.

*
The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

Unaffiliated Portfolio Companies:

		Current Expenses		Average Annual Total Returns (as of 12/31/2022)
TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable			1 year	5 year	10 year
Asset Allocation	AB VPS Balanced Hedged Allocation Portfolio — AllianceBernstein L.P.	0.97%	^	-19.17%	2.06%	5.37%
Equity	AB VPS Sustainable International Thematic Portfolio — AllianceBernstein L.P.	1.79%	^	-27.81%	1.16%	3.78%
Equity	American Funds Insurance Series ® Global Small Capitalization Fund — Capital Research and Management Company	1.16%	^	-29.69%	2.54%	6.58%
Asset Allocation	American Funds Insurance Series ® Managed Risk Asset Allocation Fund — Capital Research and Management Company; Milliman Financial Risk Management LLC	0.90%	^	-13.97%	2.83%	5.69%
Equity	American Funds Insurance Series ® New World Fund ® — Capital Research and Management Company	1.07%	^	-22.25%	2.07%	4.02%
Fixed Income	American Funds Insurance Series ® The Bond Fund of America ® — Capital Research and Management Company	0.71%	^	-12.75%	0.51%	1.12%
Asset Allocation	BlackRock Global Allocation V.I. Fund — BlackRock Advisors, LLC; BlackRock (Singapore) Limited	1.01%	^	-16.07%	3.25%	4.81%
Equity	BlackRock Large Cap Focus Growth V.I. Fund — BlackRock Advisors, LLC	1.05%	^	-38.25%	7.24%	11.89%
Asset Allocation	Delaware Ivy VIP Asset Strategy — Delaware Management Company; Macquarie Investment Management Austria Kapitalanlage AG, Macquarie Investment Management Europe Limited, Macquarie Investment Management Global Limited	0.87%	^	-14.71%	4.32%	4.46%
Fixed Income	Delaware Ivy VIP High Income — Delaware Management Company; Macquarie Investment Management Austria Kapitalanlage AG, Macquarie Investment Management Europe Limited, Macquarie Investment Management Global Limited	0.92%		-11.12%	1.70%	3.56%
Asset Allocation	Fidelity ® VIP Asset Manager Growth Portfolio — Fidelity Management and Research Company (FMR)	0.93%		-17.05%	4.47%	6.84%
Asset Allocation	Fidelity ® VIP Freedom 2015 Portfolio SM — FMRC; Fidelity Management and Research Company (FMR)	0.69%		-14.79%	3.04%	5.26%
Asset Allocation	Fidelity ® VIP Freedom 2020 Portfolio SM — FMRC; Fidelity Management and Research Company (FMR)	0.73%		-15.97%	3.47%	5.79%
Asset Allocation	Fidelity ® VIP Freedom 2025 Portfolio SM — FMRC; Fidelity Management and Research Company (FMR)	0.76%		-16.64%	3.84%	6.51%
Asset Allocation	Fidelity ® VIP Freedom 2030 Portfolio SM — FMRC; Fidelity Management and Research Company (FMR)	0.79%		-17.09%	4.34%	7.22%

		Current Expenses		Average Annual Total Returns (as of 12/31/2022)
TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable			1 year	5 year	10 year
Equity	Fidelity ® VIP Mid Cap Portfolio — Fidelity Management and Research Company (FMR)	0.86%		-14.97%	5.69%	9.69%
Fixed Income	Fidelity ® VIP Strategic Income Portfolio — Fidelity Management and Research Company (FMR)	0.92%		-11.52%	1.09%	2.20%
Asset Allocation	First Trust/Dow Jones Dividend & Income Allocation Portfolio — First Trust Advisors L.P.	1.20%		-12.20%	4.06%	6.75%
Asset Allocation	Franklin Allocation VIP Fund — Franklin Advisers, Inc.	0.82%	^	-16.00%	2.57%	5.56%
Asset Allocation	Franklin Income VIP Fund — Franklin Advisers, Inc.	0.71%		-5.47%	4.30%	5.51%
Specialty	Guggenheim VIF Global Managed Futures Strategy Fund — Security Investors, LLC, which operates under the name Guggenheim Investments	1.90%	^	11.28%	2.54%	1.75%
Equity	Invesco V.I. Diversified Dividend Fund — Invesco Advisers, Inc.	0.92%		-1.92%	5.97%	9.53%
Fixed Income	Invesco V.I. High Yield Fund — Invesco Advisers, Inc.	1.13%		-9.55%	1.10%	2.67%
Equity	Invesco V.I. Main Street Mid Cap Fund ® — Invesco Advisers, Inc.	1.18%		-14.45%	4.82%	7.72%
Equity	Invesco V.I. Small Cap Equity Fund — Invesco Advisers, Inc.	1.20%		-20.73%	5.27%	8.05%
Fixed Income	Lord Abbett Bond Debenture Portfolio (VC) — Lord, Abbett & Co. LLC	0.89%		-12.80%	1.01%	3.65%
Equity	MFS ® Investors Trust Series — Massachusetts Financial Services Company	1.03%	^	-16.69%	8.18%	11.15%
Equity	MFS ® Massachusetts Investors Growth Stock Portfolio — Massachusetts Financial Services Company	0.98%	^	-19.45%	11.67%	13.01%
Specialty	PIMCO CommodityRealReturn ® Strategy Portfolio — Pacific Investment Management Company LLC	1.39%	^	8.66%	6.94%	-1.66%
Specialty	PIMCO Emerging Markets Bond Portfolio — Pacific Investment Management Company LLC	1.14%		-15.80%	-0.95%	0.87%
Specialty	ProFund VP Biotechnology — ProFund Advisors LLC	1.63%		-7.71%	6.00%	12.08%
Equity	Templeton Developing Markets VIP Fund — Templeton Asset Management Ltd.	1.37%	^	-21.98%	-1.67%	1.02%
Fixed Income	Templeton Global Bond VIP Fund — Franklin Advisers, Inc.	0.77%	^	-4.95%	-2.32%	-0.78%
Specialty	VanEck VIP Global Resources Fund — Van Eck Associates Corporation	1.33%		8.12%	4.01%	0.10%
^	This Portfolio’s annual expenses reflect temporary fee reductions.

Amounts you allocate to the Protection with Investment Performance account variable investment options fund your Guaranteed benefits.

Equitable Strategic Allocation
EQ/AB Dynamic Moderate Growth	EQ/Conservative Strategy
EQ/Balanced Strategy	EQ/Moderate Growth Strategy
EQ/Conservative Growth Strategy

Fixed Income
EQ/Core Bond Index	EQ/Intermediate Government Bond

Equity
EQ/400 Managed Volatility	EQ/Growth Strategy
EQ/500 Managed Volatility	EQ/International Managed Strategy
EQ/2000 Managed Volatility

The following are the three categories of variable investment options available for your Protection with Investment Performance Account.

Category 1 — Equitable Strategic Allocation

EQ/AB Dynamic Moderate Growth
EQ/Balanced Strategy
EQ/Conservative Growth Strategy
EQ/Conservative Strategy
EQ/Moderate Growth Strategy

Category 2 — Fixed Income

EQ/Core Bond Index
EQ/Intermediate Government Bond

Category 3 — Equity

EQ/400 Managed Volatility
EQ/500 Managed Volatility
EQ/2000 Managed Volatility
EQ/Growth Strategy
EQ/International Managed Volatility

Appendix: Dropping or changing your Guaranteed benefits

Pre-Funding
Drop or Change

The following table is designed to show your options if you decide to drop your Guaranteed benefit(s) prior to the funding of your Protection with Investment Performance account. In general, you can drop your GIB and change your Guaranteed minimum death benefit. However, your Guaranteed minimum death benefit cannot be dropped or changed without first dropping your GIB. All requests to drop or change a Guaranteed benefit must be submitted on an administrative form we provide for this specific purpose.

Guaranteed benefit Combination	Pre-Funding Drop of:	Your Option(s) or Result	Following the Drop or Change
• GIB • Return of Principal death benefit	GIB	• You can change your death benefit to the Highest Anniversary Value death benefit. If you do not make this change, the Return of Principal death benefit will remain.	• You can drop the Highest Anniversary Value death benefit, either pre-funding or post-funding. • You can drop the Return of Principal death benefit post-funding only.

• GIB • Highest Anniversary Value death benefit	GIB	• You can keep your Highest Anniversary Value death benefit. -or- • You can change your death benefit to the Return of Principal death benefit.	• You can drop the Highest Anniversary Value death benefit, either pre-funding or post-funding. • You can drop the Return of Principal death benefit post-funding only.

• GIB • Highest Anniversary Value death benefit	Both benefits	• The Return of Principal death benefit will automatically become your new guaranteed minimum death benefit.	• You can drop the Return of Principal death benefit post- funding only.

• GIB • “Greater of” death benefit	GIB
•   By dropping your GIB, you are no longer eligible to elect the “Greater of” death benefit.
•   You can change your death benefit to the Highest Anniversary Value death benefit. If you do not make this change, the Return of Principal death benefit will automatically become your new guaranteed minimum death benefit.
• You can drop the Highest Anniversary Value death benefit, either pre-funding or post-funding. • You can drop the Return of Principal death benefit post-funding only.

• GIB • “Greater of” death benefit	Both benefits
•   You can change your death benefit to the Highest Anniversary Value death benefit. If you do not make this change, the Return of Principal death benefit will automatically become your new guaranteed minimum death benefit.
• You can drop the Highest Anniversary Value death benefit, either pre-funding or post-funding. • You can drop the Return of Principal death benefit post-funding only.

Guaranteed benefit Combination	Pre-Funding Drop of:	Your Option(s) or Result	Following the Drop or Change

• Highest Anniversary Value death benefit	Highest Anniversary Value death benefit	• The Return of Principal death benefit will automatically become your new guaranteed minimum death benefit.	• You can drop the Return of Principal death benefit post-funding only.
• Return of Principal death benefit	Not Applicable: The Return of Principal death benefit cannot be dropped prior to funding the Protection with Investment Performance account

Post-Funding Drop

The following table is designed to show your options if you decide to drop your Guaranteed benefit(s) after you have funded your Protection with Investment Performance account. In general, you can drop both your GIB and Guaranteed minimum death benefit or, in some cases, drop your GIB and retain your Guaranteed minimum death benefit. However, your Guaranteed minimum death benefit cannot be dropped without first dropping your GIB. All requests to drop a Guaranteed benefit must be submitted on an administrative form we provide for this specific purpose. Please see “Dropping or changing your Guaranteed benefits” in “Contracts features and benefits” for information on when you are eligible to drop your Guaranteed benefits after having funded your Protection with Investment Performance account.

Guaranteed benefit Combination	Post-Funding Drop of: (1)	Your Option(s) or Result	Following the Drop
• GIB • Return of Principal death benefit	GIB	• The Return of Principal death benefit will remain in effect.
•   You can drop the Return of Principal death benefit by notifying us and taking a full withdrawal of your Protection with Investment Performance account value or making a one-time
transfer to the Investment Performance variable investment options and the guaranteed interest option.

• GIB • Return of Principal death benefit	Both benefits
•   Your Guaranteed benefits will terminate by notifying us and taking a full withdrawal of your Protection with Investment Performance account value or making a one-time
transfer to the Investment Performance variable investment options and the guaranteed interest option.
Not Applicable.
• GIB • Highest Anniversary Value death benefit	GIB	• Your Highest Anniversary Value death benefit remains in effect.
•   You can drop the Highest Anniversary Value death benefit by notifying us and taking a full withdrawal of your Protection with Investment Performance account value or making a one-time
transfer to the Investment Performance variable investment options and the guaranteed interest option.

Guaranteed benefit Combination	Post-Funding Drop of: (1)	Your Option(s) or Result	Following the Drop
• GIB • Highest Anniversary Value death benefit	Both benefits
•   Your Guaranteed benefits will terminate by notifying us and taking a full withdrawal of your Protection with Investment Performance account value or making a one-time
transfer to the Investment Performance variable investment options and the guaranteed interest option.
Not Applicable.
• GIB • “Greater of” death benefit	GIB
•   By dropping your GIB, you are no longer eligible to elect the “Greater of” death benefit.
•   The Return of Principal death benefit will become your new Guaranteed minimum death benefit. The Return of Principal benefit base will equal all contributions and transfers to your Protection with Investment Performance account, adjusted for withdrawals on a pro rata basis.
• You can drop the Return of Principal death benefit at a later date.
• GIB • “Greater of” death benefit	Both benefits
•   Your Guaranteed benefits will terminate by notifying us and taking a full withdrawal of your Protection with Investment Performance account value or making a one-time
transfer to the Investment Performance variable investment options and the guaranteed interest option.
Not Applicable.
• Highest Anniversary Value death benefit	Highest Anniversary Value death benefit
•   Your Guaranteed benefit will terminate by notifying us and taking a full withdrawal of your Protection with Investment Performance account value or making a one-time
transfer to the Investment Performance variable investment options and the guaranteed interest option.
Not Applicable.
• Return of Principal death benefit	Return of Principal death benefit
•   Your Guaranteed benefit will terminate by notifying us and taking a full withdrawal of your Protection with Investment Performance account value or making a one-time
transfer to the Investment Performance variable investment options and the guaranteed interest option.
Not Applicable.
(1)
When a Guaranteed benefit (other than the Return of Principal death benefit) is dropped on any date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

Appendix: Purchase considerations for QP contracts

Trustees who are considering the purchase of a Retirement Cornerstone
®
Series contract should discuss with their tax and ERISA advisers whether this is an appropriate investment vehicle for the employer’s plan. There are significant issues in the purchase of a Retirement Cornerstone
®
Series contract in a defined benefit plan. The QP contract and this Prospectus should be reviewed in full, and the following factors, among others, should be noted. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, the distribution of such an annuity, the purchase of the Guaranteed benefits, and the payment of death benefits in accordance with the requirements of the federal income tax rules. Assuming continued plan qualification and operation, earnings on qualified plan assets will accumulate value on a tax-deferred
basis even if the plan is not funded by the Retirement Cornerstone
®
Series QP contract or another annuity contract. Therefore, you should purchase a Retirement Cornerstone
®
Series QP contract to fund a plan for the contract’s features and benefits and not for tax deferral, after considering the relative costs and benefits of annuity contracts and other types of arrangements and funding vehicles.

This QP contract accepts only transfer contributions from other investments within an existing qualified plan trust. We will not accept ongoing payroll contributions or contributions directly from the employer. For 401(k) plans, no employee after-tax
contributions are accepted. A “designated Roth contribution account” is not available in the QP contract. Checks written on accounts held in the name of the employer instead of the plan or the trust will not be accepted. Only one additional transfer contribution may be made per contract year.

If amounts attributable to an excess or mistaken contribution must be withdrawn, either or both of the following may apply: (1) withdrawal charges; or (2) benefit base adjustments to a Guaranteed benefit. If in a defined benefit plan the plan’s actuary determines that an overfunding in the QP contract has occurred, then any transfers of plan assets out of the QP contract may also result in withdrawal charges or benefit base adjustments on the amount being transferred.

In order to purchase the QP contract for a defined benefit plan, the plan’s actuary will be required to determine a current dollar value of each plan participant’s accrued benefit so that individual contracts may be established for each plan participant. We do not permit defined contribution or defined benefit plans to pool plan assets attributable to the accrued benefits of multiple plan participants.

For defined benefit plans, the maximum percentage of actuarial value of the plan participant’s normal retirement benefit that can be funded by a QP contract is 80%. The total account value under a QP contract may at any time be more or less than the lump sum actuarial equivalent of the accrued benefit for a defined benefit plan participant. The Company does not guarantee that the Total account value under a QP contract will at any time equal the actuarial value of 80% of a participant/employee’s accrued benefit.

While the contract is owned by the plan trust, all payments under the contract will be made to the plan trust owner. If the plan rolls over a contract into an IRA for the benefit of a former plan participant through a contract conversion, it is the plan’s responsibility to adjust the value of the contract to the actuarial equivalent of the participant’s benefit prior to the contract conversion.

The Company’s only role is that of the issuer of the contract. The Company is not the plan administrator. The Company will not perform or provide any plan recordkeeping services with respect to the QP contracts. The plan’s administrator will be solely responsible for performing or providing for all such services. There is no loan feature offered under the QP contracts, so if the plan provides for loans and a participant takes a loan from the plan, other plan assets must be used as the source of the loan and any loan repayments must be credited to other investment vehicles and/or accounts available under the plan. The Company will never make payments under a QP contract to any person other than the plan trust owner.

Given that lifetime required minimum distributions (“RMDs”) must generally commence from the plan for annuitants after the applicable RMD age, trustees should consider the following in connection with the GIB:

•	whether RMDs the plan administrator must make under QP contracts would cause withdrawals to be treated as Excess withdrawals and reduce the value of the Guaranteed benefits;

•	that provisions in the Treasury Regulations on RMDs require that the actuarial present value of additional annuity contract benefits be added to the dollar amount credited for purposes of calculating RMDs. This could increase the amounts required to be distributed; and

•	that if the Protection with Investment Performance account value goes to zero as provided under the contract, resulting payments will be made to the plan trust and that portion of the Retirement Cornerstone
®
Series contract may not be rollover eligible.

Finally, because the method of purchasing the QP contract, including the large initial contribution, and the features of the QP contract may appeal more to plan participants/employees who are older and tend to be highly paid, and because certain features of the QP contract are available only to plan participants/employees who meet certain minimum and/or maximum age requirements, plan trustees should discuss with their advisers whether the purchase of the QP contract would cause the plan to engage in prohibited discrimination in contributions, benefits or otherwise.

Appendix: Guaranteed benefit base examples

Assuming $100,000 is invested in the Protection with Investment Performance variable investment options, with no additional contributions, no transfers and no withdrawals, the Guaranteed minimum death benefit bases and Guaranteed income benefit base for an owner age 60 would be calculated as follows:

		Guaranteed minimum death benefit				Guaranteed income benefit

End of Contract Year	Protection with Investment Performance Account Value	Return of Principal benefit base	Highest Anniversary Value benefit base	Roll-up to age 85 benefit base	“Greater of” benefit base	GIB benefit base
1	$103,000	$100,000 (1)	$103,000 (2)	$104,000	$104,000 (5)	$104,000
2	$107,120	$100,000 (1)	$107,120 (2)	$108,160	$108,160 (5)	$108,160
3	$113,547	$100,000 (1)	$113,547 (2)	$113,547 (4)	$113,547 (5)	$113,547
4	$120,360	$100,000 (1)	$120,360 (2)	$120,360 (4)	$120,360 (5)	$120,360
5	$128,785	$100,000 (1)	$128,785 (2)	$128,785 (4)	$128,785 (5)	$128,785
6	$126,210	$100,000 (1)	$128,785 (3)	$133,937	$133,937 (5)	$133,937
7	$128,734	$100,000 (1)	$128,785 (3)	$139,294	$139,294 (5)	$139,294

Protection with Investment Performance account value

The Protection with Investment Performance account values for contract years 1 through 7 are based on hypothetical rates of return of 3.00%, 4.00%, 6.00%, 6.00%, 7.00%, (2.00)%, and 2.00%, respectively. We are using these rates solely to illustrate how the benefit is calculated. The rates of return bear no relationship to past or future investment results.

For example, at the end of contract year 1, the Protection with Investment Performance account value equals $103,000
Calculated as follows: $100,000 x (1+3.00%) = $103,000

Your applicable death benefit in connection with the Protection with Investment Performance variable investment options is equal to the Protection with Investment Performance account value or the Guaranteed minimum death benefit base, if greater.

Guaranteed income benefit

GIB benefit base

The example assumes no withdrawals under the contract, therefore the Deferral bonus Roll-up rate would apply. At the end of contract year 1, the GIB benefit base is equal to the initial contribution to the Protection with Investment Performance account, multiplied by [1+ the Deferral bonus Roll-up rate of 4.00%]. For contract years 2, 6 and 7, the GIB benefit base is equal to the previous year’s GIB benefit base multiplied by [1+ the Deferral bonus Roll-up rate of 4.00%]. At the end of contract years 3 through 5, the GIB benefit base is reset to the current Protection with Investment Performance account value.

For example:

•	At the end of contract year 2, the GIB benefit base equals $108,160
Calculated as follows: $104,000 x (1+4.00%) = $108,160

•	At the end of contract year 4, the GIB benefit base equals $120,360
The GIB benefit base is being ‘reset’ to equal the Protection with Investment Performance account value of $120,360

Guaranteed Minimum Death Benefit

Return of Principal benefit base

(1)
At the end of contract years 1 through 7, the Return of Principal death benefit base is equal to the initial contribution to the Protection with Investment Performance account variable investment options.

Highest Anniversary Value benefit base

(2)	At the end of contract years 1 through 5, the Highest Anniversary Value benefit base is equal to the current Protection with Investment Performance account value.

For example:

•	At the end of contract year 2, the Highest Anniversary Value benefit base equals the Protection with Investment Performance account value of $107,120.

(3)
At the end of contract year 6 and 7, the benefit base is equal to the Highest Anniversary Value benefit base at the end of the prior year since it is higher than the current Protection with Investment Performance account value.

For example:

•	At the end of contract year 6, the Highest Anniversary Value benefit base equals $128,785, or the Highest Anniversary Value benefit base at the end of contract year 5.

Roll-up
to age 85 benefit base

The example assumes no withdrawals under the contract, therefore the Deferral bonus Roll-up rate would apply. The Deferral bonus Roll-up rate for the Roll-up to age 85 benefit base is assumed to be the Deferral bonus Roll-up rate, which is 4.00%. At the end of contract year 1, the Roll-up to age 85 benefit base is equal to the initial contribution to the Protection with Investment Performance account, multiplied by [1 + the Deferral Bonus Roll-up rate of 4.00%]. At the end of contract years 2, 6 and 7, the Roll-up to age 85 benefit base is equal to the previous year’s Roll-up to age 85 benefit base, multiplied by [1 + the Deferral bonus Roll-up rate of 4.00%]. At the end of contract years 3 through 5, the Roll-up to age 85 benefit base is reset to the current Protection with Investment Performance account value.

For example:

•	At the end of contract year 2, Roll-up to age 85 benefit base equals $108,160
Calculated as follows: $104,000 x (1+4.00%) = $108,160

(4)	At the end of contract year 4, the Roll-up to age 85 benefit base is reset to the current account value.

•	At the end of contract year 4, Roll-up to age 85 benefit base equals $120,360
The GIB benefit base is being ‘reset’ to equal the Protection with Investment Performance account value of $120,360

“Greater of” death benefit base

The “Greater of” death benefit base is the greater of (i) the
Roll-up
to age 85 benefit base, and (ii) the Highest Anniversary Value benefit base.

(5)	At the end of contract years 1 through 7, the “Greater of” death benefit base is based on the Roll-up to age 85 benefit base.

For example:

•	At the end of contract year 6, the “Greater of” death benefit base equals the Roll-up to age 85 benefit base of $133,937.

Appendix: Hypothetical illustrations

ILLUSTRATION OF ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED MINIMUM BENEFITS

The following tables illustrate the changes in account values (Investment Performance account value and Protection with Investment Performance account value), cash value and the values of the “Greater of” death benefit, the Guaranteed income benefit (“GIB”), and the Annual withdrawal amount, under certain hypothetical circumstances for the Retirement Cornerstone
®
Series contracts (Series B, Series L, Series CP
®
, Series C, and Series ADV). The tables illustrate the operation of the contract based on a male, issue age 65, who makes a single $100,000 contribution and takes no withdrawals. Also, the tables illustrate that $60,000 is allocated to the Protection with Investment Performance variable investment options, and $40,000 is allocated to the Investment Performance variable investment options. The amounts shown are for the beginning of each contract year and assume that all of the account values are invested in Portfolios that achieve investment returns at constant gross annual rates of 0% and 6% (i.e., before any investment management fees,
12b-1
fees or other expenses are deducted from the underlying Portfolio assets). After the deduction of the arithmetic average of the investment management fees,
12b-1
fees and other expenses of all of the underlying portfolios (as described below), the corresponding net annual rates of return would be (2.19)% and 3.81% for the Series B Protection with Investment Performance variable investment options and (2.38)% and 3.62% for the Series B Investment Performance variable investment options; (2.54)% and 3.46% for the Series L Protection with Investment Performance variable investment options and (2.73)% and 3.27% for the Series L Investment Performance variable investment options; (2.44)% and 3.56% for the Series CP
®
Protection with Investment Performance variable investment options and (2.63)% and 3.37% for the Series CP
®
Investment Performance variable investment options; (2.59)% and 3.41% for the Series C Protection with Investment Performance variable investment options and (2.78)% and 3.22% for the Series C Investment Performance variable investment options ; (1.54)% and 4.46% for the Series ADV Protection with Investment Performance variable investment options and (1.73)% and 4.27% for the Series ADV Investment Performance variable investment options at the 0% and 6% gross annual rates, respectively.

These net annual rates of return reflect the trust and separate account level charges, but they do not reflect the charges we deduct from your Protection with Investment Performance account value annually for the “Greater of” death benefit and GIB features, as well as the annual administrative charge. If the net annual rates of return did reflect these charges, the net annual rates of return shown would be lower; however, the values shown in the following tables reflect the following contract charges: the “Greater of” death benefit charge, the GIB charge, any applicable administrative charge and withdrawal charge. Please note that charges for the “Greater of” death benefit and GIB are always deducted from the Protection with Investment Performance account value.

The values shown under “Next Year’s Annual withdrawal amount” for ages 70 through 95 reflect the Annual withdrawal amount available without reducing the “Greater of” death benefit base or GIB benefit base. A “0” under the Protection with Investment Performance account value column at age 95 indicates that the “Greater of” death benefit has terminated due to insufficient account value. However, the Lifetime GIB payments under the GIB have begun, and the owner is receiving lifetime payments.

With respect to fees and expenses deducted from assets of the underlying portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.3% for the Protection with Investment Performance variable investment options (for each Series) and of 0.54% for the Investment Performance variable investment options (for each Series), (2) an assumed average asset charge for all other expenses of the underlying portfolios equivalent to an effective annual rate of 0.34% for the Protection with Investment Performance variable investment options (for each Series) and 0.29% for the Investment Performance variable investment options (for each Series) and (3) 12b-1 fees equivalent to an effective annual rate of 0.25% for the Protection with Investment Performance variable investment options (for each Series) and 0.25% for the Investment Performance variable investment options (for each Series). These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that account values are allocated equally among the Protection with Investment Performance variable investment options and Investment Performance variable investment options, respectively. The actual rates associated with any contract will vary depending upon the actual allocation of the Total account value among the investment options. These rates do not reflect expense limitation arrangements in effect with respect to certain of the underlying portfolios as described in the prospectuses for the underlying portfolios. With these arrangements, the charges shown above would be lower. This would result in higher values than those shown in the following tables.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your contract will differ, in most cases substantially. Please note that in certain states, we apply annuity purchase factors that are not based on the sex of the annuitant. Upon request, we will furnish you with a personalized illustration.

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED BENEFITS

Variable Deferred Annuity
Retirement Cornerstone
®
- Series B
$100,000 single contribution and no withdrawals
Male, issue age 65
Benefits:
“Greater of” death benefit
Guaranteed income benefit

								Protect		Guarantee

Age	Contract Year	Investment Performance account value		Protection With Investment Performance account value		Cash Value (+)		“Greater of” death benefit		GIB benefit base		Next Year’s Annual withdrawal amount
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%		6%
65	0	40,000	40,000	60,000	60,000	93,000	93,000	60,000	60,000	60,000	60,000		0		0
66	1	39,048	41,448	57,500	61,100	89,548	95,548	62,400	62,400	62,400	62,400		2,496		2,496
67	2	38,119	42,948	55,008	62,195	86,127	98,144	64,896	64,896	64,896	64,896		2,596		2,596
68	3	37,211	44,503	52,521	63,283	83,733	101,786	67,492	67,492	67,492	67,492		2,700		2,700
69	4	36,326	46,114	50,037	64,360	80,363	104,474	70,192	70,192	70,192	70,192		2,808		2,808
70	5	35,461	47,783	47,554	65,425	78,016	108,209	72,999	72,999	72,999	72,999		2,920		2,920
71	6	34,617	49,513	45,071	66,475	76,688	112,989	75,919	75,919	75,919	75,919		3,037		3,037
72	7	33,793	51,306	42,583	67,508	75,377	117,814	78,956	78,956	78,956	78,956		3,158		3,158
73	8	32,989	53,163	40,091	68,520	73,080	121,683	82,114	82,114	82,114	82,114		3,285		3,285
74	9	32,204	55,087	37,590	69,508	69,794	124,595	85,399	85,399	85,399	85,399		3,416		3,416
75	10	31,438	57,082	35,079	70,469	66,517	127,550	88,815	88,815	88,815	88,815		3,553		3,553
80	15	27,870	68,189	22,289	74,728	50,159	142,917	108,057	108,057	108,057	108,057		4,322		4,322
85	20	24,678	81,458	8,864	77,646	33,542	159,104	131,467	131,467	131,467	131,467		5,259		5,259
90	25	21,874	97,308	0	79,300	21,874	176,608	0	131,467	0	159,950	*$	7,690		6,398
95	30	19,389	116,243	0	79,653	19,389	195,896	0	131,467	0	194,604		7,690	**$	11,676
(+)	The Cash Values shown are equal to the Total account value, less any applicable withdrawal charges.
*	Payments of $7,690 will continue as lifetime payments
**	Payments of at least $11,676 will continue as lifetime payments

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The Protection With Investment Performance Account Value, Investment Performance Account Value, cash value and guaranteed benefits for a contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual contract years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED BENEFITS

Variable Deferred Annuity
Retirement Cornerstone
®
- Series L
$100,000 single contribution and no withdrawals
Male, issue age 65
Benefits:
“Greater of” death benefit
Guaranteed income benefit

								Protect		Guarantee

Age	Contract Year	Investment Performance account value		Protection With Investment Performance account value		Cash Value (+)		“Greater of” death benefit		GIB benefit base		Next Year’s Annual withdrawal amount
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%		6%
65	0	40,000	40,000	60,000	60,000	92,000	92,000	60,000	60,000	60,000	60,000		0		0
66	1	38,908	41,308	57,290	60,890	88,198	94,198	62,400	62,400	62,400	62,400		2,496		2,496
67	2	37,846	42,659	54,602	61,764	85,448	97,423	64,896	64,896	64,896	64,896		2,596		2,596
68	3	36,813	44,054	51,933	62,619	82,746	100,673	67,492	67,492	67,492	67,492		2,700		2,700
69	4	35,808	45,494	49,280	63,452	80,088	103,946	70,192	70,192	70,192	70,192		2,808		2,808
70	5	34,830	46,982	46,642	64,260	81,472	111,242	72,999	72,999	72,999	72,999		2,920		2,920
71	6	33,879	48,518	44,014	65,041	77,894	113,559	75,919	75,919	75,919	75,919		3,037		3,037
72	7	32,954	50,105	41,396	65,792	74,351	115,896	78,956	78,956	78,956	78,956		3,158		3,158
73	8	32,055	51,743	38,785	66,508	70,839	118,251	82,114	82,114	82,114	82,114		3,285		3,285
74	9	31,180	53,435	36,177	67,186	67,356	120,622	85,399	85,399	85,399	85,399		3,416		3,416
75	10	30,328	55,183	33,571	67,823	63,899	123,006	88,815	88,815	88,815	88,815		3,553		3,553
80	15	26,378	64,815	20,465	70,238	46,844	135,053	108,057	108,057	108,057	108,057		4,322		4,322
85	20	22,965	76,128	6,981	70,899	29,946	147,027	131,467	131,467	131,467	131,467		5,259		5,259
90	25	19,993	89,416	0	69,833	19,993	159,248	0	131,467	0	159,950	*$	7,394		6,398
95	30	17,405	105,023	0	66,939	17,405	171,962	0	131,467	0	194,604		7,394	**$	11,676
(+)	The Cash Values shown are equal to the Total account value, less any applicable withdrawal charges.
*	Payments of $7,394 will continue as lifetime payments
**	Payments of at least $11,676 will continue as lifetime payments

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The Protection With Investment Performance Account Value, Investment Performance Account Value, cash value and guaranteed benefits for a contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual contract years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED BENEFITS

Variable Deferred Annuity
Retirement Cornerstone - Series CP
®
$100,000 single contribution and no withdrawals
Male, issue age 65
Benefits:
“Greater of” death benefit
Guaranteed income benefit

								Protect		Guarantee

Age	Contract Year	Investment Performance account value		Protection With Investment Performance account value		Cash Value (+)		“Greater of” death benefit		GIB benefit base		Next Year’s Annual withdrawal amount
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%		6%
65	0	41,600	41,600	62,400	62,400	96,000	96,000	60,000	60,000	60,000	60,000		0		0
66	1	40,506	43,002	59,692	63,426	92,198	98,428	62,400	63,417	62,400	62,400		2,496		2,496
67	2	39,441	44,451	57,002	64,451	88,443	100,902	64,896	64,896	64,896	64,896		2,596		2,596
68	3	38,403	45,949	54,329	65,463	85,732	104,412	67,492	67,492	67,492	67,492		2,700		2,700
69	4	37,393	47,498	51,670	66,460	83,063	107,958	70,192	70,192	70,192	70,192		2,808		2,808
70	5	36,410	49,098	49,022	67,439	80,432	111,537	72,999	72,999	72,999	72,999		2,920		2,920
71	6	35,452	50,753	46,384	68,397	77,836	115,150	75,919	75,919	75,919	75,919		3,037		3,037
72	7	34,520	52,463	43,752	69,332	75,272	118,795	78,956	78,956	78,956	78,956		3,158		3,158
73	8	33,612	54,231	41,124	70,240	72,736	122,472	82,114	82,114	82,114	82,114		3,285		3,285
74	9	32,728	56,059	38,498	71,118	70,226	126,177	85,399	85,399	85,399	85,399		3,416		3,416
75	10	31,867	57,948	35,871	71,963	67,738	129,911	88,815	88,815	88,815	88,815		3,553		3,553
80	15	27,891	68,393	22,633	75,538	50,524	143,931	108,057	108,057	108,057	108,057		4,322		4,322
85	20	24,382	80,720	8,968	77,592	33,349	158,312	131,467	131,467	131,467	131,467		5,259		5,259
90	25	21,336	95,270	0	78,183	21,336	173,453	0	131,467	0	159,950	*$	7,690		6,398
95	30	18,670	112,442	0	77,255	18,670	189,697	0	131,467	0	194,604		7,690	**$	11,676
(+)	The Cash Values shown are equal to the Total account value, less any applicable withdrawal charges.
*	Payments of $7,690 will continue as lifetime payments
**	Payments of at least $11,676 will continue as lifetime payments

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The Protection With Investment Performance Account Value, Investment Performance Account Value, cash value and guaranteed benefits for a contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual contract years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED BENEFITS

Variable Deferred Annuity
Retirement Cornerstone
®
- Series C
$100,000 single contribution and no withdrawals
Male, issue age 65
Benefits:
“Greater of” death benefit
Guaranteed income benefit

								Protect		Guarantee

Age	Contract Year	Investment Performance account value		Protection with Investment Performance account value		Cash Value (+)		“Greater of” death benefit		GIB benefit base		Next Year’s Annual withdrawal amount
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%		6%
65	0	40,000	40,000	60,000	60,000	100,000	100,000	60,000	60,000	60,000	60,000		0		0
66	1	38,888	41,288	57,260	60,860	96,148	102,148	62,400	62,400	62,400	62,400		2,496		2,496
67	2	37,807	42,617	54,544	61,703	92,351	104,320	64,896	64,896	64,896	64,896		2,596		2,596
68	3	36,756	43,990	51,849	62,524	88,605	106,514	67,492	67,492	67,492	67,492		2,700		2,700
69	4	35,734	45,406	49,173	63,323	84,907	108,729	70,192	70,192	70,192	70,192		2,808		2,808
70	5	34,741	46,868	46,512	64,095	81,253	110,964	72,999	72,999	72,999	72,999		2,920		2,920
71	6	33,775	48,377	43,865	64,838	77,640	113,216	75,919	75,919	75,919	75,919		3,037		3,037
72	7	32,836	49,935	41,229	65,549	74,065	115,484	78,956	78,956	78,956	78,956		3,158		3,158
73	8	31,923	51,543	38,601	66,224	70,524	117,767	82,114	82,114	82,114	82,114		3,285		3,285
74	9	31,036	53,203	35,978	66,860	67,014	120,063	85,399	85,399	85,399	85,399		3,416		3,416
75	10	30,173	54,916	33,359	67,452	63,532	122,368	88,815	88,815	88,815	88,815		3,553		3,553
80	15	26,176	64,345	20,213	69,615	46,389	133,960	108,057	108,057	108,057	108,057		4,322		4,322
85	20	22,730	75,394	6,724	69,973	29,454	145,367	131,467	131,467	131,467	131,467		5,259		5,259
90	25	19,737	88,340	0	68,549	19,737	156,888	0	131,467	0	159,950	*$	7,394		6,398
95	30	17,138	103,508	0	65,236	17,138	168,744	0	131,467	0	194,604		7,394	**$	11,676
(+)	The Cash Values shown are equal to the Total account value, less any applicable withdrawal charges.
*	Payments of $7,394 will continue as lifetime payments
**	Payments of at least $11,676 will continue as lifetime payments

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The Protection With Investment Performance Account Value, Investment Performance Account Value, cash value and guaranteed benefits for a contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual contract years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED BENEFITS

Variable Deferred Annuity
Retirement Cornerstone
®
- Series ADV
$100,000 single contribution and no withdrawals
Male, issue age 65
Benefits:
“Greater of” death benefit
Guaranteed minimum income benefit

								Protect		Guarantee

Age	Contract Year	Investment Performance account value		Protection with Investment Performance account value		Cash Value (+)		“Greater of” death benefit		GIB benefit base		Next Year’s Annual withdrawal amount
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%		6%
65	0	40,000	40,000	60,000	60,000	100,000	100,000	60,000	60,000	60,000	60,000		0		0
66	1	39,308	41,708	57,890	61,490	97,198	103,198	62,400	62,400	62,400	62,400		2,496		2,496
67	2	38,628	43,489	55,766	63,000	94,394	106,489	64,896	64,896	64,896	64,896		2,596		2,596
68	3	37,960	45,346	53,625	64,527	91,584	109,873	67,492	67,492	67,492	67,492		2,700		2,700
69	4	37,303	47,282	51,465	66,072	88,768	113,354	70,192	70,192	70,192	70,192		2,808		2,808
70	5	36,658	49,301	49,286	67,631	85,943	116,933	72,999	72,999	72,999	72,999		2,920		2,920
71	6	36,023	51,406	47,084	69,205	83,108	120,612	75,919	75,919	75,919	75,919		3,037		3,037
72	7	35,400	53,601	44,859	70,792	80,259	124,393	78,956	78,956	78,956	78,956		3,158		3,158
73	8	34,788	55,890	42,608	72,389	77,396	128,279	82,114	82,114	82,114	82,114		3,285		3,285
74	9	34,186	58,277	40,329	73,995	74,515	132,271	85,399	85,399	85,399	85,399		3,416		3,416
75	10	33,595	60,765	38,021	75,607	71,615	136,372	88,815	88,815	88,815	88,815		3,553		3,553
80	15	30,787	74,895	25,953	83,684	56,741	158,578	108,057	108,057	108,057	108,057		4,322		4,322
85	20	28,185	92,310	12,788	91,486	40,973	183,795	131,467	131,467	131,467	131,467		5,259		5,259
90	25	25,827	113,774	0	99,297	25,827	213,072	0	131,467	159,950	159,950		7,998		6,398
95	30	23,667	140,230	0	107,353	23,667	247,583	0	131,467	0	194,604	*$	7,998	**$	11,676
(+)	The Cash Values shown are equal to the Total account value, less any applicable withdrawal charges.
*	Payments of $7,998 will continue as lifetime payments
**	Payments of at least $11,676 will continue as lifetime payments

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The Protection With Investment Performance Account Value, Investment Performance Account Value, cash value and guaranteed benefits for a contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual contract years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Appendix: State contract availability and/or variations of certain features and benefits

The following information is a summary of the states where the Retirement Cornerstone
®
Series contracts or certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract’s features and benefits as previously described in this Prospectus. Certain features and/or benefits may have been approved in your state after your contract was issued and cannot be added. Please contact your financial professional for more information about availability in your state.

States where certain Retirement Cornerstone
®
Series contracts’ features and/or benefits are not available or vary:

State	Features and benefits	Availability or variation
Arizona	See “Your right to cancel within a certain number of days” in “Purchasing the Contract”	If you reside in Arizona and you are age 65 or older at the time the contract is issued, you may return your Retirement Cornerstone
®
Series contract within 30 days from the date that you receive it and receive a refund of your Total account value. This is also referred to as the “free look” period.
California	See “Your right to cancel within a certain number of days” in “Purchasing the Contract”	If you reside in the state of California and you are age 60 or older at the time the contract is issued, you may return your Retirement Cornerstone
®
Series contract within 30 days from the date that you receive it and receive a refund as described below. This is also referred to as the “free look” period.

If you allocate your entire initial contribution to the EQ/Money Market variable investment option (and/or guaranteed interest option, if available), the amount of your refund will be equal to your contribution, unless you make a transfer, in which case the amount of your refund will be equal to your Total account value on the date we receive your request to cancel at our processing office. This amount could be less than your initial contribution. If you allocate any portion of your initial contribution to the variable investment options (other than the EQ/Money Market variable investment option), your refund will be equal to your Total account value on the date we receive your request to cancel at our processing office.

“Return of contribution” free look treatment available through certain selling broker-dealers

Certain selling broker-dealers offer an allocation method designed to preserve your right to a return of your contributions during the free look period. At the time of application, you will instruct your financial professional as to how your initial contribution and any subsequent contributions should be treated for the purpose of maintaining your free look right under the contract. Please consult your financial professional to learn more about the availability of “return of contribution” free look treatment.

State	Features and benefits	Availability or variation
California (continued)		If you choose “return of contribution” free look treatment of your contract, we will allocate your entire contribution and any subsequent contributions made during the 40-day period following the contract date, to the EQ/Money Market investment option. In the event you choose to exercise your free look right under the contract, you will receive a refund equal to your contributions.

If you choose the “return of contribution” free look treatment and your contract is still in effect on the 40th day (or next Business Day) following the contract date, we will automatically reallocate your account value to the investment options chosen on your application.

Any transfers made prior to the expiration of the 30-day free look will terminate your right to “return of contribution” treatment in the event you choose to exercise your free look right under the contract. Any transfer made prior to the 40th day following the contract date will cancel the automatic reallocation on the 40th day (or next business day) following the contract date described above. If you do not want the Company to perform this scheduled one-time re-allocation, you must call one of our customer service representatives at 1 (800) 789-7771 before the 40th day following the contract date to cancel.

	See “Disability, terminal illness, or confinement to a nursing home” under “Withdrawal charge” in “Charges and expenses”	The withdrawal charge waivers under items (i) and (iii) do not apply.

	See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information”	Guaranteed benefits do not terminate upon a change of owner or absolute assignment of the contract. Guaranteed benefits will continue to be based on the original measuring life (i.e., owner, older joint owner, annuitant, older joint annuitant).
Connecticut	See “Charge for each additional transfer in excess of 12 transfers per contract year” in “Fee table” and “Transfer charge” in “Charges and expenses”	The charge for transfers does not apply.

	See “Credits” (for Series CP ® contracts only) in “Purchasing the Contract” and “Your annuity payout options” in “Accessing your money”	The following situation in which we would normally recover the credits does not apply:
• If you start receiving annuity payments within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years.

As a result of this, we will apply the contract’s cash value, not the account value, to the supplementary contract for the periodic payments.

Credits applied to contributions made within one year of death of the owner (or older joint owner, if applicable) will not be recovered. However, any applicable contract withdrawal charges will continue to apply to those contributions.

State	Features and benefits	Availability or variation
Connecticut (continued)	See “Disability, terminal illness, or confinement to a nursing home” under “Withdrawal charge” in “Charges and expenses”
For Series B, CP
®
and L contracts:

The withdrawal charge waiver under item (i) does not apply.

For Series CP
®
contracts:

The withdrawal charge waivers under items (ii) and (iii) do not apply in the first contract year.

	See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information”	The following is added to this section: Your contract cannot be assigned to an institutional investor or settlement company, either directly or indirectly.
Florida	See “How you can purchase and contribute to your contract” in “Purchasing the Contract”	In the second paragraph of this section, item (ii) regarding the $2,500,000 limitation on contributions is deleted. The remainder of this section is unchanged.

	See “Credits (for Series CP ® contracts)” in “Purchasing the Contract”	If you elect to receive annuity payments within five years of the contract date, we will recover the credit that applies to any contribution made in those five years. If you elect to receive annuity payments after five years from the contract date and within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years.

	See “When to expect payments” in “Accessing your money”	For any payment we defer for more than 30 days, we will pay interest to that payment based on an annual interest rate that is equal to, or greater than, the Moody’s Corporate Bond Yield Average Monthly Corporate Rate.

	See “Selecting an annuity payout option” under “Your annuity payout options” in “Accessing your money”	The following sentence replaces the first sentence of the second paragraph in this section:

You can choose the date annuity payments begin but it may not be earlier than twelve months from the Retirement Cornerstone ® Series contract date.

	See “Your right to cancel within a certain number of days” in “Purchasing the Contract”	If you reside in Florida, you may cancel your variable annuity contract and return it to us within 21 days from the date that you receive it. You will receive an unconditional refund equal to the greater of the cash surrender value provided in the annuity contract, plus any fees or charges deducted from the contributions or imposed under the contract, or a refund of all contributions paid.

	See “Withdrawal charge” under “Charges that the Company deducts” in “Charges and expenses”	If you are age 65 and older at the time your contract is issued, the applicable withdrawal charge will not exceed 10% of the amount withdrawn. In addition, no charge will apply after the end of the 10th contract year or 10 years after a contribution is made, whichever is later.

	See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information”	Your Guaranteed benefits will terminate with all transfers of ownership, even with a change of owner from a trust to an individual.

State	Features and benefits	Availability or variation
Illinois	See “Selecting an annuity payout option” under “Your annuity payout options” in “Accessing your money”	The following sentence replaces the first sentence of the second paragraph in this section:

You can choose the date annuity payments begin but it may not be earlier than twelve months from your Retirement Cornerstone ® Series contract date.

	See “Credits (for Series CP ® contracts)” in “Purchasing the Contract”	If you elect to receive annuity payments within five years of the contract date, we will recover the credit that applies to any contribution made in those five years. If you elect to receive annuity payments after five years from the contract date and within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years.

	See “When to expect payments” in “Accessing your money”	For any payment we defer for more than 30 days, we will pay interest to that payment based on an annual interest rate that is equal to, or greater than, the Moody’s Corporate Bond Yield Average Monthly Corporate Rate.
Montana	See Appendix “Hypothetical illustrations”	The annuity purchase factors are applied on a unisex basis in determining the amount payable under a Guaranteed benefit.
New York	See “Greater of” death benefit in “Definitions of key terms”, in “Guaranteed minimum death benefits” and throughout this Prospectus.	The “Greater of” death benefit is not available. The only Guaranteed minimum death benefits that are available are the Return of Principal death benefit and the Highest Anniversary Value death benefit. Both of these death benefits are available in combination with the Guaranteed income benefit. They are also available without the Guaranteed income benefit.

	See “Guaranteed interest option” under “What are your investment options under the contract?” in “Purchasing the Contract”	For Series CP ® contracts only: The Guaranteed interest option is not available.

	See “Dollar cost averaging” in “Benefits available under the contract”	For Series CP ® contracts only: Investment Simplifier is not available.

See “Guaranteed income benefit” and “Guaranteed minimum death benefits” in “Benefits available under the contract”	The issue ages for owners who elect the Highest Anniversary Value death benefit with the GIB are
35-75
for all Series except Series CP
®
(35-70).
The issue ages for owners who elect the Highest Anniversary Value death benefit while opting out of the GIB are
0-75
for all Series except Series CP
®
(0-70).
If you do not select the Highest Anniversary Value death benefit, the Return of Principal death benefit will be automatically issued with all eligible contracts. Eligible contracts are those that meet the owner and annuitant issue age requirements. Currently, ages
0-75
for all Series except Series CP
®
(0-70).

	See “Guaranteed minimum death benefit charge” in “Fee Table” and “Highest Anniversary death benefit” under “Charges that the Company deducts” in “Charges and expenses.”	The charge for the Highest Anniversary Value death benefit is 0.35%.

State	Features and benefits	Availability or variation
New York (continued)	See “Allocating your contributions” and “Guaranteed income benefit” in “Purchasing the Contract”	The Protection with Investment Performance account can be funded at any time. However, the first Deferral bonus
Roll-up
amount or Annual
Roll-up
amount (as applicable) will be credited on the contract date anniversary that follows the owner’s 50th birthday. See below for more details.

	See “Credits” in “Purchasing the Contract”	For Series CP ® contracts only:

The “Indication of Intent” approach to first year contributions in connection with the contribution crediting rate is not available.
If the owner (or older joint owner, if applicable) dies during the one-year
period following our receipt of a contribution to which a credit was applied, we will recover all or a portion of the amount of such credit from the account value, based on the number of full months that elapse between the time we receive the contribution and the owner’s (or older joint owner’s, if applicable) death, as follows:

Number of Months	Percentage of Credit
0	100%
1	100%
2	99%
3	98%
4	97%
5	96%
6	95%
7	94%
8	93%
9	92%
10	91%
11	90%
12	89%

We will not recover the credit on subsequent contributions made within 3 years prior to annuitization.

See “Guaranteed income benefit” in “Benefits available under the contract”	The Guaranteed income benefit is issued with all eligible contracts unless you tell us you do not want it (or “opt out”).

For Series B, Series L, Series C and Series ADV contracts: Issue age: 35–75

For Series CP ® contracts: Issue age: 35–70

See “GIB benefit base” under “Guaranteed income benefit” in “Benefits available under the contract”	Your GIB benefit base stops “rolling up” on the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 90th birthday or at contract maturity, if earlier.

State	Features and benefits	Availability or variation
New York (continued)		Prior to the contract year in which the owner (or older joint owner, if applicable) reaches age 50, there is no crediting of the Deferral bonus Roll-up amount or Annual Roll-up amount to the GIB benefit base. Any Deferral bonus Roll-up amount or any Annual Roll-up amount will not be part of the GIB benefit base calculation until the contract year in which the owner (or older joint owner, if applicable) reaches age 50. The first Deferral bonus Roll-up amount and Annual Roll-up amount are calculated on the contract date anniversary preceding the owner’s 50th birthday. The applicable amount is added to the GIB benefit base on the contract date anniversary that follows the owner’s 50th birthday.

For the GIB, there are caps on the GIB benefit base, which are based on a percentage of total contributions to the Protection with Investment Performance account:

Initial Funding Age	Cap Amount
35-55	250% on GIB benefit base

56+	No Cap on GIB benefit base

The cap is determined by the age of the owner at the time of first funding of the Protection with Investment Performance account. If the Protection with Investment Performance account is funded at age 56 or greater there is no cap. If the Protection with Investment Performance account is funded at ages 35 to 55, the cap percentage is set to 250% and does not change for the life of the contract, unless there is a GIB benefit base reset at age 56 or greater. If there is a GIB benefit base reset at age 56 or greater, there is no cap, regardless of the age of the owner at first funding. If there is a GIB benefit base reset prior to age 56, the GIB benefit base will be capped at 250%, multiplied by the Protection with Investment Performance account value at time of the GIB benefit base reset, plus 250% of all contributions and transfers made to the Protection with Investment Performance Account after the reset. Neither a GIB benefit base reset nor withdrawals from your Protection with Investment Performance account will lower the cap amount.

Beginning with the contract year in which the owner turns age 50, or if later, the first funding of the Protection with Investment Performance account:

The Roll-up amount on the GIB benefit base will be pro-rated for all transfers and/or contributions to the Protection with Investment Performance account received during that contract year. The amount of the transfer and/or contribution will be added to your GIB benefit base on the business day it is received, but will not increase the beginning of year Annual Roll-up amount (or Annual withdrawal amount, if applicable) in that contract year.

State	Features and benefits	Availability or variation
New York (continued)	See “Annual Roll-up rate” under “Guaranteed income benefit” in “Benefits available under the contract”	The Annual Roll-up rate will be used to calculate your Annual withdrawal amount, including in the contract years prior to age 50 when your GIB benefit base is not being credited with a Roll-up amount.

	See “GIB benefit base reset” under “Guaranteed income benefit” in “Benefits available under the contract”	Your GIB benefit base will automatically “reset” to equal your Protection with Investment Performance account value, if higher, on each contract date anniversary from your contract date, up to the contract date anniversary following your 90th birthday.

	See “Lifetime GIB payments” under “Guaranteed income benefit” in “Benefits available under the contract”	The GIB guarantees annual lifetime payments (“Lifetime GIB payments”), which will begin at the earliest of:

(i) the next contract year following the date your Protection with Investment Performance account goes to zero (except as the result of an Excess withdrawal);
(ii) the contract date anniversary following your 90th birthday; and
(iii) your contract’s maturity date.

Your Lifetime GIB payments are calculated by applying a percentage to your GIB benefit base. If your Protection with Investment Performance account value is zero, we will use your GIB benefit base as of the day your Protection with Investment Performance account was reduced to zero. The percentage is based on your age (or for Joint life contracts, the age of the younger spouse), as follows:

Age	Single Life	Joint Life
Up to 85	4%	3.25%
86-90	5%	4%

See “How withdrawals affect your Guaranteed benefits” in “Benefits available under the contract”	Effect of withdrawals on your GIB benefit base

Prior to the contract year in which the owner turns age 50, withdrawals will reduce your GIB benefit base on a dollar-for-dollar basis up to the Annual withdrawal amount. The portion of a withdrawal in excess of the Annual withdrawal amount will reduce your GIB benefit base on a pro rata basis. A withdrawal from your Protection with Investment Performance account in the first contract year in which the Protection with Investment Performance account is funded will reduce your GIB benefit base on a pro rata basis (this is an Excess withdrawal).

Any withdrawals taken from your Protection with Investment Performance account prior to the contract year in which the owner turns age 50 that are less than the Annual withdrawal amount will not result in any crediting of the GIB benefit base at the end of the contract year. Also, any withdrawals taken from your Protection with Investment Performance account prior to the contract year in which the owner turns age 50 will result in your GIB benefit base becoming ineligible for any Deferral bonus Roll-up amount.

State	Features and benefits	Availability or variation
New York (continued)
Effect of withdrawals on your Highest Anniversary Value death benefit (if elected with the GIB)

If you elected the GIB with the Highest Anniversary Value death benefit, withdrawals from the Protection with Investment Performance account will reduce both the GIB benefit base and the Highest Anniversary Value death benefit base on a pro rata basis in the first contract year in which the Protection with Investment Performance account is funded.

• For withdrawals taken from the Protection with Investment Performance account prior to the contract year in which the owner turns 50, the following applies:

—   Beginning on the first day of the contract year that follows the contract year in which the Protection with Investment Performance account is first funded, withdrawals up to the Annual withdrawal amount will reduce both the GIB benefit base and the Highest Anniversary Value benefit base on a dollar-for-dollar basis. The portion of any withdrawal in excess of your Annual withdrawal amount will reduce your GIB benefit base and your Highest Anniversary Value benefit base on a pro rata basis as of the date of the withdrawal.

• For withdrawals taken from the Protection with Investment Performance account beginning with the contract year in which the owner turns 50, the following applies:

—  Beginning on the first day of the contract year that follows the contract year in which the Protection with Investment Performance account is first funded, withdrawals up to the Annual withdrawal amount will reduce the Highest Anniversary Value benefit base on a dollar-for-dollar basis. Please note that withdrawing up to your Annual withdrawal amount does not reduce your GIB benefit base. However, the portion of any withdrawal in excess of your Annual withdrawal amount will reduce your GIB benefit base and your Highest Anniversary Value benefit base on a pro rata basis as of the date of the withdrawal.

If you do not opt out of the GIB but decide to drop it after having funded it, the withdrawal treatment for the Highest Anniversary Value death benefit becomes pro rata. Beginning in the first contract year, for withdrawals taken from the Protection with Investment Performance account through our Automatic RMD service, the GIB benefit base and the Highest Anniversary Value benefit base will be reduced on a dollar-for-dollar basis.

State	Features and benefits	Availability or variation

New York (continued)		Effect of withdrawals on your Highest Anniversary Value death benefit (if elected without the GIB)

If you elect the Highest Anniversary Value death benefit and have opted out of the GIB, withdrawals from your Protection with Investment Performance account will always reduce your Highest Anniversary Value benefit base on a pro rata basis.

Effect of withdrawals on your Return of Principal death benefit

The effect of withdrawals from the Protection with Investment Performance account is on a pro rata basis only.

	See “Automatic payment plans” under “Withdrawing your money” in “Accessing your money”	The Maximum Payment Plan and the Customized Payment Plan are not available until the contract year in which the owner (or older joint owner, if applicable) turns age 50 or, if later, the contract year that follows the contract year in which the Protection with Investment Performance account is first funded.

	See “Selecting an annuity payout option” under “Your annuity payout option” in “Accessing your money”	For Series CP ® contracts only: The earliest date annuity payments may begin is 13 months from the issue date.

	See “Annuity maturity date” under “Your annuity payout options” in “Accessing your money”	The maturity date is the contract date anniversary that follows the annuitant’s birthday, as follows:

Issue Age	Maximum Annuitization age
0-80	90
81	91
82	92
83	93
84	94
85	95

See “Charges and expenses”	For Series CP ® contracts: The maturity date is the contract date anniversary that follows the annuitant’s 90th birthday. Deductions for charges from the guaranteed interest option are not permitted.

See “Disability, terminal illness, or confinement to a nursing home”	Item (i) is deleted and replaced with the following: An owner (or older joint owner, if applicable) has qualified to receive Social Security disability benefits as certified by the Social Security Administration or meets the definition of a total disability as specified in the contract. To qualify, a re-certification statement from a physician will be required every 12 months from the date disability is determined.

See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information”	Collateral assignments are not limited to the period prior to the first contract date anniversary. You may assign all or a portion of your NQ contract at any time, pursuant to the terms described in this Prospectus.

State	Features and benefits	Availability or variation
North Dakota	See “Your right to cancel within a certain number of days” in “Purchasing the Contract”	If you reside in North Dakota at the time the contract is issued, you may return your Retirement Cornerstone
®
Series contract within 20 days from the date that you receive it and receive your Total account value.
Oregon	See “Types of contracts” in “What is the Retirement Cornerstone ® Series?” on the Prospectus cover.	Qualified Plan (“QP”) contracts are not available for all Series contracts.

	See “Credits” (for Series CP ® contracts only) in “Purchasing the Contract”	The last sentence of the second full paragraph is deleted. A credit will be applied in connection with a partial conversion of a traditional IRA contract to a Roth IRA contract.

	See “How you can make contributions” in “Purchasing the Contract” and “How you can purchase and contribute to your contract” in “Purchasing the Contract”	For Series B, CP ® and L contracts: In these sections and throughout the Prospectus, please note that contributions can only be made in the first contract year.

	See “Selecting an annuity payout option” under “Your annuity payout options” in “Accessing your money”	For Series B, CP ® and L contracts:

You can choose the date annuity payments begin, but it may not be earlier than seven years from the Series B contract issue date, four years from the Series L contract issue date, or nine years from the Series CP
®
contract issue date.

No withdrawal charge is imposed if you select a non-life contingent period certain payout annuity.

If the payout annuity benefit is based on the age or sex of the owner and/or annuitant, and that information is later found not to be correct, we will adjust the payout annuity benefit on the basis of the correct age or sex. We will adjust the number or amount of payout annuity benefit payments, or any amount of the payout annuity benefit payments, or any amount used to provide the payout annuity benefit, or any combination of these approaches. If we have overpaid you, we will charge that overpayment against future payments, while if we have underpaid you, we will add additional amounts to future payments. Our liability will be limited to the correct information and the actual amounts used to provide the benefits.

See “Lifetime required minimum distribution withdrawals” under “Withdrawing your account value” in “Accessing your money”
The following replaces the last paragraph:
We generally will not impose a withdrawal charge on minimum distribution withdrawals even if you are not enrolled in our automatic RMD service, except if, when added to a lump sum withdrawal previously taken in the same contract year, the minimum distribution withdrawals exceed the free withdrawal amount. In order to avoid a withdrawal charge in connection with minimum distribution withdrawals outside of our automatic RMD service, you must notify us using our withdrawal request form. Such minimum distribution withdrawals must be based solely on your contract’s Total account value.

State	Features and benefits	Availability or variation

Oregon (continued)	See “Withdrawal charge” in “Charges and expenses”	A withdrawal charge will never apply to the contract’s Total account value at the time an annuity payout option is selected. This is because the contract can only be annuitized if all withdrawal charges have expired. See the discussion regarding when your contract can be annuitized.

	See “Misstatement of age” in “More information”	The second sentence regarding the rescission of Guaranteed benefits is deleted in its entirety.

	See “Transfer of ownership collateral assignments, loans and borrowing”: in “More information”	The first sentence of the fourth paragraph is deleted. The Retirement Cornerstone ® contract can be assigned unless otherwise restricted for tax qualification purposes.
Puerto Rico	IRA and Roth IRA	Available for direct rollovers from U.S. source 401(a) plans and direct transfers from the same type of U.S. source IRAs.

	QP (Defined Benefit) contracts (For Series B, Series CP ® and Series L contracts only)	Not Available.

	See “Purchase considerations for a charitable remainder trust” under “Owner and annuitant requirements” in “Purchasing the Contract”	We do not offer Retirement Cornerstone ® Series contracts to charitable remainder trusts in Puerto Rico.

	See “How you can make contributions” in “Purchasing the Contract” (For Series B, Series CP ® and Series L contracts only)	Specific requirements for purchasing QP contracts in Puerto Rico are outlined below in “Purchase considerations for QP (Defined Contribution) contracts in Puerto Rico”.

	See “Guaranteed income benefit” in “Benefits available under the contract” (For Series B, Series CP ® and Series L contracts only)	Restrictions for the GIB on a Puerto Rico QPDC contract are described below, under “Purchase considerations for QP (Defined Contribution) contracts in Puerto Rico”, and in your contract.

	See “Lifetime required minimum distribution withdrawals” under “Withdrawing your account value” in “Accessing your money” (For Series B, Series CP ® and Series L contracts only)	This option is not available with QPDC contracts.

	See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information” (For Series B, Series CP ® and Series L contracts only)	Transfers of ownership of QP contracts are governed by Puerto Rico law. Please consult your tax, legal or plan advisor if you intend to transfer ownership of your contract.

“Purchase considerations for QP (Defined Contribution) contracts in Puerto Rico” — this section replaces Appendix “Purchase considerations for QP contracts” in this Prospectus. (For Series B, Series CP
®
and Series L contracts only)
Purchase considerations for QP (Defined Contribution) contracts in Puerto Rico:

Trustees who are considering the purchase of a Retirement Cornerstone
®
Series QP contract in Puerto Rico should discuss with their tax, legal and plan advisors whether this is an appropriate investment vehicle for the employer’s plan. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, the Guaranteed income benefit, and the payment of death benefits in accordance with the requirements of Puerto Rico income tax rules. The QP contract and this Prospectus should be reviewed in full, and the following factors, among others, should be noted.

State	Features and benefits	Availability or variation
Puerto Rico (continued)		Limits on Contract Ownership:

•   The QP contract is offered only as a funding vehicle to qualified plan trusts of single participant defined contribution plans that are tax-qualified under Puerto Rico law, not United States law. The contract is not available to US qualified plans or to defined benefit plans qualifying under Puerto Rico law.

• The QP contract owner is the qualified plan trust. The annuitant under the contract is the self-employed Puerto Rico resident, who is the sole plan participant.

•   This product should not be purchased if the self-employed individual anticipates having additional employees become eligible for the plan. We will not allow additional contracts to be issued for participants other than the original business owner.

•   If the business that sponsors the plan adds another employee who becomes eligible for the plan, no further contributions may be made to the contract. If the employer moves the funds to another funding vehicle that can accommodate more than one employee, this move could result in withdrawal charges, if applicable, and the loss of guaranteed benefits in the contract.

Limits on Contributions:
• All contributions must be direct transfers from other investments within an existing qualified plan trust.

• Employer payroll contributions are not accepted.

• Only one additional transfer contribution may be made per contract year.

• Checks written on accounts held in the name of the employer instead of the plan or the trustee will not be accepted.

• As mentioned above, if a new employee becomes eligible for the plan, the trustee will not be permitted to make any further contributions to the contract established for the original business owner.

Limits on Payments:
• Loans are not available under the contract.

• All payments are made to the plan trust as owner, even though the plan participant/annuitant is the ultimate recipient of the benefit payment.

• The Company does no tax reporting or withholding of any kind. The plan administrator or trustee will be solely responsible for performing or providing for all such services.

State	Features and benefits	Availability or variation
Puerto Rico (continued)
•   The Company does not offer contracts that qualify as IRAs under Puerto Rico law. The plan trust will exercise the GIB and must continue to hold the supplementary contract for the duration of the GIB payments.

Plan Termination:

•   If the plan participant terminates the business, and as a result wishes to terminate the plan, the trust would have to be kept in existence to receive payments. This could create expenses for the plan.

•   If the plan participant terminates the plan and the trust is dissolved, or if the plan trustee (which may or may not be the same as the plan participant) is unwilling to accept payment to the plan trust for any reason, the Company would have to change the contract from a Puerto Rico QP to NQ in order to make payments to the individual as the new owner. Depending on when this occurs, it could be a taxable distribution from the plan, with a potential tax of the entire account value of the contract. Puerto Rico income tax withholding and reporting by the plan trustee could apply to the distribution transaction.

•   If the plan trust is receiving GIB payments and the trust is subsequently terminated, transforming the contract into an individually owned NQ contract, the trustee would be responsible for the applicable Puerto Rico income tax withholding and reporting on the present value of the remaining annuity payment stream.

The Company is a U.S. insurance company, therefore distributions under the NQ contract could be subject to United States taxation and withholding on a “taxable amount not determined” basis.

We require owners or beneficiaries of annuity contracts in Puerto Rico which are not individuals to document their status to avoid 30% FATCA withholding from U.S.-source income.

Appendix: Examples of how withdrawals affect your Guaranteed benefit bases

Example #1

As described below, this example assumes the Protection with Investment Performance account value is less than
the GIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Protection with Investment Performance variable investment options, with no additional contributions, and no transfers, the GIB benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:

						Guaranteed Income Benefit		Guaranteed Minimum Death Benefits

End of Contract Year	Assumed Net Return	Protection with Investment Performance account value	Withdrawal		Assumed Deferral bonus Roll-up Rate/ Annual Roll-up Rate	GIB benefit base		Return of Principal benefit base		Highest Anniversary Value benefit base		Roll-up to age 85 benefit base		“Greater of” benefit base
0		$100,000				$100,000	(3)	$100,000	(1)	$100,000	(2)	$100,000	(3)	$100,000
1	3.0%	$103,000	$0		4.0%	$104,000	(3)	$100,000	(1)	$103,000	(2)	$104,000	(3)	$104,000
2	4.0%	$107,120	$0		4.0%	$108,160	(3)	$100,000	(1)	$107,120	(2)	$108,160	(3)	$108,160
3	6.0%	$113,547	$0		4.0%	$113,547	(3)	$100,000	(1)	$113,547	(2)	$113,547	(3)	$113,547
4	6.0%	$120,360	$0		4.0%	$118,089	(3)	$100,000	(1)	$120,360	(2)	$118,089	(3)	$120,360
5	7.0%	$128,785	$0		4.0%	$122,813	(3)	$100,000	(1)	$128,785	(2)	$122,813	(3)	$128,785

Alternative #1: Owner withdraws the Annual withdrawal amount, which equals $4,913

Year 6	(5.0)%	$122,346	$4,913		4.0%	$122,813	(6)	$95,985	(4)	$123,615	(5)	$122,813	(6)	$123,615

Year 7 Annual Withdrawal Amount:			$4,913	(7)

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount

Year 6	(5.0)%	$122,346	$7,000		4.0%	$120,717	(10)	$94,279	(8)	$121,417	(9)	$120,717	(10)	$121,417

Year 7 Annual Withdrawal Amount:			$4,829	(11)

Contract Years 1-5:

At the end of contract years
1-5,
the Guaranteed benefit bases are as follows:

(1)	The Return of Principal benefit base is equal to the initial contribution to the Protection with Investment Performance variable investment options, or $100,000.

(2)
The
Highest Anniversary Value benefit base
is equal to the greater of the Protection with Investment Performance account value and the Highest Anniversary Value benefit base as of the last contract date anniversary.

For example:

•	At the end of contract year 3, the Highest Anniversary Value benefit base is $113,547. This is because the Protection with Investment Performance account value ($113,547) is greater than the Highest Anniversary Value benefit base as of the last contract date anniversary.

(3)
The
Roll-up
to age 85 benefit base and the GIB benefit base
(the
“Roll-up
benefit bases”) are equal to the
Roll-up
benefit bases as of the last contract date anniversary plus the Deferral bonus
Roll-up
amount (the
Roll-up
benefit bases as of the last contract date anniversary multiplied by the assumed Deferral bonus
Roll-up
rate). On the third contract date anniversary, the
Roll-up
benefit bases will equal the Protection with Investment Performance account value, if higher than the prior
Roll-up
benefit bases as of the last contract date anniversary, plus the Deferral bonus
Roll-up
amount. Beginning in the contract year that follows the contract year in which you fund your Protection with Investment Performance account, if your Lifetime GIB payments have not begun, you can withdraw up to your Annual withdrawal amount without reducing your

Roll-up
benefit bases. However, those same withdrawals will reduce the Annual
Roll-up
amount that would otherwise be applied to the
Roll-up
benefit bases at the end of the contract year. Remember that the
Roll-up
amount applicable under your contract does not become part of your
Roll-up
benefit bases until the end of the contract year except in the year in which you die. In the event of your death, a pro rata portion of the
Roll-up
amount will be added to the
Roll-up
to age 85 benefit base.

For example:

•	At the end of contract year 2, the
Roll-up
benefit bases are equal to $108,160. This is calculated by taking the
Roll-up
benefit bases as of the last contract date anniversary $104,000, and multiplying it by the assumed Deferral bonus
Roll-up
rate of 4%. ($104,000 x 1.04 = $108,160).

Alternative #1: Contract Year 6 (Owner withdraws Annual withdrawal amount)

The pro-rata calculation for the Return of Principal benefit base and the Highest Anniversary Value benefit base is as follows: Since the withdrawal amount of $4,913 equals 4.015% of the Protection with Investment Performance account value ($4,913 divided by $122,346 = 4.015%), each benefit base would be reduced by 4.015%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(4)	The Return of Principal benefit base is reduced pro rata, as follows: $100,000 (Return of Principal benefit base as of the last contract date anniversary) – $4,015 (4.015% x $100,000) = $95,985;

(5)
The
Highest Anniversary Value benefit base
is reduced pro-rata, as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) – $5,170 (4.015% x $128,785) = $123,615;

(6)
The
Roll-up
to age 85 benefit base and the GIB benefit base
are equal to $122,813, (the
Roll-up
benefit bases as of the last contract date anniversary). Since the full Annual withdrawal amount was taken, the
Roll-up
benefit bases neither decrease nor increase;

(7)
As a result of the withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $4,913 [4% (Annual
Roll-up
rate) x $122,813 (the
Roll-up
benefit bases as of the sixth contract anniversary)].

Alternative #2: Contract Year 6 (Owner takes an “Excess withdrawal”)

The pro-rata calculation for the reduction in the Return of Principal benefit base and the Highest Anniversary Value benefit base is as follows: Since the withdrawal amount of $7,000 equals 5.721% of the Protection with Investment Performance account value ($7,000 divided by $122,346 = 5.721%), each benefit base would be reduced by 5.721%.

The pro-rata calculation for the reduction in the
Roll-up
benefit bases is as follows: $7,000 (the amount of the withdrawal, including any applicable withdrawal charge) – $4,913 (the Annual withdrawal amount) = $2,087 (the “Excess withdrawal” amount). Since the amount of the Excess withdrawal equals 1.706% of the Protection with Investment Performance account value ($2,087 divided by $122,346 = 1.706%), the
Roll-up
benefit bases would be reduced by 1.706%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(8)	The Return of Principal benefit base is reduced pro-rata, as follows: $100,000 (Return of Principal benefit base as of the last contract date anniversary) – $5,721 (5.721% x $100,000) = $94,279;

(9)
The
Highest Anniversary Value benefit base
is reduced pro-rata, as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) – $7,368 (5.721% x $128,785) = $121,417;

(10)
The
Roll-up
to age 85 benefit base and the GIB benefit base
are reduced pro-rata, as follows: $122,813 (the
Roll-up
benefit bases as of the last contract date anniversary) – $2,095 (1.706% x $122,813) = $120,717;

(11)
As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $4,829 [4% (the assumed Annual
Roll-up
rate) x $120,717 (the
Roll-up
benefit bases as of the sixth contract anniversary)].

Example #2

This example assumes the Protection with Investment Performance account value is greater than
the GIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Protection with Investment Performance variable investment options, with no additional contributions, and no transfers, the GIB benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:

					Guaranteed Income Benefit		Guaranteed Minimum Death Benefit

End of Contract Year	Assumed Net Return	Protection with Investment Performance account value	Withdrawal	Assumed Annual Deferral bonus Roll-up Rate/ Roll-up Rate	GIB benefit base		Return of Principal benefit base		Highest Anniversary Value benefit base		Roll-up to age 85 benefit base		“Greater of” benefit base
0		$100,000			$100,000	(3)	$100,000	(1)	$100,000	(2)	$100,000	(3)	$100,000
1	3.0%	$103,000	$0	4.0%	$104,000	(3)	$100,000	(1)	$103,000	(2)	$104,000	(3)	$104,000
2	4.0%	$107,120	$0	4.0%	$108,160	(3)	$100,000	(1)	$107,120	(2)	$108,160	(3)	$108,160
3	6.0%	$113,547	$0	4.0%	$113,547	(3)	$100,000	(1)	$113,547	(2)	$113,547	(3)	$113,547
4	6.0%	$120,360	$0	4.0%	$118,089	(3)	$100,000	(1)	$120,360	(2)	$118,089	(3)	$120,360
5	7.0%	$128,785	$0	4.0%	$122,813	(3)	$100,000	(1)	$128,785	(2)	$122,813	(3)	$128,785

Alternative #1: Owner withdraws Annual withdrawal amount, which equals $4,913
Year 6	5.0%	$135,224	$4,913	4.0%	$122,813	(6)	$96,367	(4)	$124,106	(5)	$122,813	(6)	$124,106

Year 7 Annual Withdrawal Amount: $4,913 (7)

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount
Year 6	5.0%	$135,224	$7,000	4.0%	$120,916	(10)	$94,823	(8)	$122,118	(9)	$120,916	(10)	$122,118

Year 7 Annual Withdrawal Amount: $4,837 (11)

Contract Years 1-5:

At the end of contract years 1-5, the Guaranteed benefit bases are as follows:

(1)	The Return of Principal benefit base is equal to the initial contribution to the Protection with Investment Performance variable investment options, or $100,000.

(2)
The
Highest Anniversary Value benefit base
is equal to the greater of the Protection with Investment Performance account value and the Highest Anniversary Value benefit base as of the last contract date anniversary.

For example:

•	At the end of contract year 4 the Highest Anniversary Value benefit base is $120,360. This is because the Protection with Investment Performance account value ($120,360) is greater than the Highest Anniversary Value benefit base as of the last contract date anniversary ($113,547).

(3)
The
Roll-up
to age 85 benefit base and the GIB benefit base
(the
“Roll-up
benefit bases”) are equal to the
Roll-up
benefit bases as of the last contract date anniversary plus the Deferral bonus
Roll-up
amount (the
Roll-up
benefit bases as of the last contract date anniversary multiplied by the assumed Deferral bonus
Roll-up
rate). On the third contract date anniversary, the
Roll-up
benefit bases will equal the Protection with Investment Performance account value, if higher than the
Roll-up
benefit bases as of the last contract date anniversary plus the Deferral bonus
Roll-up
amount. Beginning in the contract year that follows the contract year in which you fund your Protection with Investment Performance account, if your Lifetime GIB payments have not begun, you can withdraw up to your Annual withdrawal amount without reducing your
Roll-up
benefit bases. However, those same withdrawals will reduce the Annual
Roll-up
amount that would otherwise be applied to the
Roll-up
benefit bases at the end of the contract year. Remember that the
Roll-up
amount applicable under your contract does not become part of your
Roll-up
benefit bases until the end of the contract year except in the year in which you die. In the event of your death, a pro rata portion of the
Roll-up
amount will be added to the
Roll-up
to age 85 benefit base.

For example:

•	At the end of contract year 3, the
Roll-up
benefit bases are equal to $113,547. This is because the Protection with Investment Performance account value ($113,547) is greater than the
Roll-up
benefit bases as the last contract date anniversary ($108,160) plus the Deferral bonus
Roll-up
amount ($4,326).

For both Alternatives below, the Annual withdrawal amount in contract year 6 equals $4,913 (the assumed Annual
Roll-up
rate (4%) x $122,813 (the GIB benefit base)).

Alternative #1: Contract Year 6 (Owner withdraws Annual withdrawal amount)

The pro rata calculation for the Return of Principal death benefit base and the Highest Anniversary Value benefit base is as follows: Since the withdrawal amount of $4,913 equals 3.633% of the Protection with Investment Performance account value ($4,913 divided by $135,224 = 3.633%), each benefit base would be reduced by 3.633%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(4)	The Return of Principal benefit base is reduced pro rata, as follows: $100,000 (benefit base as of the last contract date anniversary) – $3,633 (3.633% x $100,000) = $96,367;

(5)
The
Highest Anniversary Value benefit base
is reduced pro rata, as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) – $4,679 (3.633% x $128,785) = $124,106;

(6)
The
Roll-up
to age 85 benefit base and the GIB benefit base
are equal to $122,813, (the
Roll-up
benefit bases as of the last contract date anniversary). Since the full Annual withdrawal amount was taken, the
Roll-up
benefit bases neither decrease nor increase;

(7)
As a result of the withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $4,913 [4% (the assumed Annual
Roll-up
rate) x $122,813 (the
Roll-up
benefit bases as of the sixth contract anniversary)].

Alternative #2: Contract Year 6 (Owner takes an “Excess withdrawal”)

The pro rata calculation for the reduction in the Return of Principal benefit base and the Highest Anniversary Value benefit base is as follows: Since the withdrawal amount of $7,000 equals 5.177% of the Protection with Investment Performance account value ($7,000 divided by $135,224 = 5.177%), each benefit base would be reduced by 5.177%.

The pro rata calculation for the reduction in the
Roll-up
benefit bases is as follows: $7,000 (the amount of the withdrawal, including any applicable withdrawal charge) – $4,913 (the Annual withdrawal amount) = $2,087 (the “Excess withdrawal” amount). Since the amount of the Excess withdrawal equals 1.544% of the Protection with Investment Performance account value ($2,087 divided by $135,224 = 1.544%), the
Roll-up
benefit bases would be reduced by 1.544%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(8)	The Return of Principal benefit base is reduced pro rata, as follows: $100,000 (benefit base as of the last contract date anniversary) – $5,177 (5.177% x $100,000) = $94,823;

(9)
The
Highest Anniversary Value benefit base
is reduced pro rata, as follows: $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) – $6,667 (5.177% x $128,785) = $122,118;

(10)
The
Roll-up
to age 85 benefit base and the GIB benefit base
are reduced pro rata, as follows: $122,813 (the
Roll-up
benefit bases as of the last contract date anniversary) – $1,897 (1.544% x $122,813) = $120,916;

(11)
As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $4,837 [4% (the assumed Annual
Roll-up
rate) x $120,916 (the
Roll-up
benefit bases as of the sixth contract anniversary)].

Appendix: Rules regarding contributions to your contract

The following tables describes the contribution rules for all contract Series and types.

Contract Type	NQ
Issue Ages	• 0-85 (For Series B, Series L, Series C & Series ADV) • 0-70 (For Series CP ® )
Minimum subsequent contribution amount (if permitted)	For all Series: • $500 • $100 monthly and $300 quarterly under the automatic investment program
Source of contributions	For all Series: • After-tax money. • Paid to us by check or transfer of contract value in a tax-deferred exchange under Section 1035 of the Internal Revenue Code.
Additional limitations on contributions to the contract (1)
For Series B, Series L, Series C & Series ADV:

•   You may make subsequent contributions to the Protection with Investment Performance account through age 75, or if later, until the first contract date anniversary. However, once you make a withdrawal from the Protection with Investment Performance account, subsequent contributions to the Protection with Investment Performance account will no longer be permitted.

•   You may make subsequent contributions to your Investment Performance account through age 86 or the first contract date anniversary.

For Series CP
®
:

•   You may make subsequent contributions to your Investment Performance account and your Protection with Investment Performance account through age 71 or, if later, until the first contract date anniversary. However, once you make a withdrawal from your Protection with Investment Performance account, subsequent contributions to your Protection with Investment Performance account will no longer be permitted.

(1)
In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.

Contract Type	Traditional IRA
Issue Ages	• 20-85 (For Series B, Series L, Series C & Series ADV) • 20-70 (For Series CP ® )
Minimum subsequent contribution amount (if permitted)	For all Series: • $50 • $100 monthly and $300 quarterly under the automatic investment program
Source of contributions
For all Series:

•   Eligible rollover distributions from 403(b) plans, qualified plans and governmental employer 457(b) plans.

•   Rollovers from another traditional individual retirement arrangement.

•   Direct custodian-to-custodian transfers from another traditional individual retirement arrangement.

•   Regular IRA contributions.

•   Additional catch-up contributions.

Additional limitations on contributions to the contract (1)
For Series B, Series L, Series C & Series ADV:

•   You may make subsequent contributions to the Protection with Investment Performance account through age 75, or if later, until the first contract date anniversary. However, once you make a withdrawal from the Protection with Investment Performance account, subsequent contributions to the Protection with Investment Performance account will no longer be permitted.

•   You may make subsequent contributions to your Investment Performance account through age 86 or, if later, until the first contract date anniversary.

For Series CP
®
:

•   You may make subsequent contributions to your Investment Performance account and your Protection with Investment Performance account through age 71 or, if later, until the first contract date anniversary. However, once you make a withdrawal from your Protection with Investment Performance account, subsequent contributions to your Protection with Investment Performance account will no longer be permitted.

For all Series:

•   Contributions made after lifetime required minimum distributions must start must be net of any required minimum distributions.

•   Although we accept regular IRA contributions (limited to $6,500 for 2023) under traditional IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.

•   Subsequent catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 at any time during 2023.

(1)
In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.

Contract Type	Roth IRA
Issue Ages	• 20-85 (For Series B, Series L, Series C & Series ADV) • 20-70 (For Series CP ® )
Minimum subsequent contribution amount (if permitted)	For all Series: • $50 • $100 monthly and $300 quarterly under the automatic investment program
Source of contributions
For all Series:

•   Rollovers from another Roth IRA.

•   Rollovers from a “designated Roth contribution account” under specified retirement plans.

•   Conversion rollovers from a traditional IRA or other eligible retirement plan.

•   Direct custodian-to-custodian transfers from another Roth IRA.

•   Regular Roth IRA contributions.

•   Additional catch-up contributions.

Additional limitations on contributions to the contract (1)
For Series B, Series L, Series C & Series ADV:

•   You may make subsequent contributions to the Protection with Investment Performance account through age 75, or if later, until the first contract date anniversary. However, once you make a withdrawal from the Protection with Investment Performance account, subsequent contributions to the Protection with Investment Performance account will no longer be permitted.

•   You may make subsequent contributions to your Investment Performance account through age 86 or, if later, until the first contract date anniversary.

For Series CP
®
:

•   You may make subsequent contributions to your Investment Performance account and your Protection with Investment Performance account through age 71 or, if later, until the first contract date anniversary. However, once you make a withdrawal from your Protection with Investment Performance account, subsequent contributions to your Protection with Investment Performance account will no longer be permitted.

For all Series:

•   Conversion rollovers after lifetime required minimum distributions must start from the traditional IRA or other eligible retirement plan which is the source of the conversion rollover must be net of any required minimum distributions.

•   Although we accept Roth IRA contributions (limited to $6,500 for 2023) under Roth IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.

•   Subsequent catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 at any time during 2023.

(1)
In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.

Contract Type	Inherited IRA Beneficiary continuation contract (traditional IRA or Roth IRA)
Issue Ages	• 0-70 (For Series B, Series L, Series C & Series ADV)
Minimum subsequent contribution amount (if permitted)	• $1,000
Source of contributions
•   Direct custodian-to- custodian transfers of your interest as a death beneficiary of the deceased owner’s traditional individual retirement arrangement or Roth IRA to an IRA of the same type.

•  Non-spousal beneficiary direct rollover contributions may be made to an Inherited IRA contract under specified circumstances from these “Applicable Plans”: qualified plans, 403(b) plans and governmental employer 457(b) plans.

Additional limitations on contributions to the contract (1)
•   Any subsequent contributions must be from the same type of IRA of the same deceased owner.

•   You may make subsequent contributions to the Protection with Investment Performance account and the Investment Account through age 71, or if later, the first contract date anniversary. However, once you make a withdrawal from the Protection with Investment Performance account, subsequent contributions to the Protection with Investment Performance account will no longer be permitted.

•   No additional contributions are permitted to Inherited IRA contracts issued as a Non-spousal beneficiary direct rollover from an Applicable Plan.

(1)
In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.

Contract Type	QP
Issue Ages	• 20-75 (For Series B & Series L) • 20-70 (For Series CP ® )
Minimum subsequent contribution amount (if permitted)	For all Series: • $500
Source of contributions
For all Series:

•   Only transfer contributions from other investments within an existing qualified plan trust.

•   The plan must be qualified under Section 401(a) of the Internal Revenue Code.

•   For 401(k) plans, transferred contributions may not include any after-tax contributions, including designated Roth contributions.

Additional limitations on contributions to the contract (1)
For Series B & Series L:

•   You may make subsequent contributions to the Protection with Investment Performance account through age 75, or if later, until the first contract date anniversary. However, once you make a withdrawal from the Protection with Investment Performance account, subsequent contributions to the Protection with Investment Performance account will no longer be permitted.

•   You may make subsequent contributions to your Investment Performance account through age 76 or, if later, until the first contract date anniversary.

For Series CP
®
:

•  You may make subsequent contributions to your Investment Performance account and your Protection with Investment Performance account through age 71 or, if later, until the first contract date anniversary. However, once you make a withdrawal from your Protection with Investment Performance account, subsequent contributions to your Protection with Investment Performance account will no longer be permitted.

For all Series:

•   A separate QP contract must be established for each plan participant, even defined benefit plan participants.

•   We do not accept contributions directly from the employer.

•   Only one subsequent contribution can be made during a contract year.

•   Contributions made after lifetime required minimum distributions must start, must be net of any required minimum distributions.

See earlier in this Prospectus Appendix “Purchase considerations for QP contracts”.
(1)
In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.

Retirement Cornerstone
®
Series 11 (Series B, Series CP
®
, Series L, Series C and Series ADV)

Issued by

Equitable Financial Life Insurance Company of America	Equitable Financial Life Insurance Company

This prospectus describes the important features of the contract and provides information about the Company.

We have filed with the Securities and Exchange Commission (“SEC”) a Statement of Additional Information (“SAI”) that includes additional information about Retirement Cornerstone
®
Series 11, Equitable Financial Life Insurance Company of America and Equitable America Variable Account No. 70A, Equitable Financial Life Insurance Company and Separate Account No. 70. The SAI is incorporated by reference into this prospectus. The SAI is available free of charge. To request a copy of the SAI, to ask about your contract, or to make other investor inquiries, please call
1-800-789-7771.
The SAI is also available at our website, www.equitable.com/ICSR#EQH146634.

We file periodic reports and other information about Retirement Cornerstone
®
11, Equitable America Variable Account No. 70A, and Separate Account No. 70 as required under the federal securities laws. Those reports and other information about us are available on the SEC’s website at http://www.sec.gov, and copies of reports and other information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Class/Contract Identifier: C

; C000118706

Retirement Cornerstone
®
Series

A combination variable and fixed individual and group flexible premium deferred annuity contract

Prospectus dated October 17, 2023
Equitable Financial Life Insurance Company of America
Equitable America Variable Account No. 70A
Equitable Financial Life Insurance Company
Separate Account No. 70

Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your contract. You should read the prospectuses for each Trust, which contain important information about the portfolios.

What is the Retirement Cornerstone
®
Series?

The Retirement Cornerstone
®
Series are variable and fixed individual and group flexible premium deferred annuity contracts issued by
Equitable Financial Life Insurance Company of America
or
Equitable Financial Life Insurance Company (the “Company”, “we”, “our” and “us”).
This series consists of Retirement Cornerstone
®
Series B (“Series B”), Retirement Cornerstone
®
Series CP
®
(“Series CP
®
”), Retirement Cornerstone
®
Series L (“Series L”) and Retirement Cornerstone
®
Series C (“Series C”). The contracts provide for the accumulation of retirement savings and for income. The contracts offer income and death benefit protection as well. They also offer a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our investment options: (i) variable investment options listed in Appendix “Portfolio Companies available under the contract”, (ii) the guaranteed interest option, or (iii) the account for dollar cost averaging.

This Prospectus is a disclosure document and describes all of the contract’s material features, benefits, rights and obligations, as well as other information. The description of the contract’s material provisions in this Prospectus is current as of the date of this Prospectus. If certain material provisions under the contract are changed after the date of this Prospectus in accordance with the contract, those changes will be described in a supplement to this Prospectus. You should carefully read this Prospectus in conjunction with any applicable supplements.

Types of contracts.
We offer the contracts for use as:

•	A nonqualified annuity (“NQ”) for after-tax contributions only.

•	An individual retirement annuity (“IRA”), either traditional IRA or Roth IRA.

•	Traditional and Roth Inherited IRA beneficiary continuation contract (“Inherited IRA”) (direct transfer and specified direct rollover contributions only).

•	An annuity that is an investment vehicle for a qualified plan (“QP”) (whether defined contribution or defined benefits; transfer contributions only).

Not all types of contracts are available with each version of the Retirement Cornerstone
®
Series contracts. See “Rules regarding contributions to your contract” in “Appendix “Rules regarding contributions to your contract”” for more information.

The contract is no longer available for new purchasers.
The contract is no longer being sold. This Prospectus is designed for current contract owners. In addition to the possible state variations noted above, you should note that your contract features and charges may vary depending on the date on which you purchased your contract. For more information about the particular features, charges and options applicable to you, please contact your financial professional or refer to your contract for contract variation information and timing. You may not change your contract or its features as issued.

If you purchase a Series CP
®
contract, we will add a credit to your contributions and may add a bonus to your earnings. Fees and charges for a Series CP
®
contract are higher than for a Series B contract and the amount of the credit may be more than offset by these higher fees and charges. Credits may be recaptured upon free look, annuitization and death.

We reserve the right to stop accepting any contribution from you at any time. If you have one or more Guaranteed benefits and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract and/or contributions and/or transfers into the Guaranteed Benefit account variable investment options, you may no longer be able to fund your Guaranteed benefit(s). This means that if you have not yet allocated amounts to the Guaranteed Benefit account variable investment options, you may not be able to fund your Guaranteed benefit(s) at all. This also means that if you have already funded your Guaranteed benefits, you may no longer be able to increase your Guaranteed Benefit account value and the benefit bases associated with your Guaranteed benefits through contributions and transfers.

The SEC has not approved or disapproved these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The contracts are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal. Additional information about certain investment products, including variable annuities, has been prepared by the SEC’s staff and is available at Investor.gov.

#526638/RC 1.0

Contents of this Prospectus

When we address the reader of this Prospectus with words such as “you“ and “your,“ we mean the person who has the right or responsibility that the Prospectus is discussing at that point. This is usually the contract owner.
When we use the word “contract“ it also includes certificates that are issued under group contracts in some states.

2

3

Definition of key terms

Annuitant
— the annuitant is the person who is the measuring life for determining the contract’s maturity date. The annuitant is not necessarily the contract owner.

Business day
— our business day is generally any day the NYSE is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the SEC. We may also close early due to such emergency conditions.

Cash value
— your contract’s cash value is equal to the Total account value, less (i) the total amount or a pro rata portion of the annual administrative charge, as well as any optional benefit charges; and (ii) any applicable withdrawal charges.

Company
— Refers to Equitable Financial Life Insurance Company of America (“Equitable America”) or Equitable Financial Life Insurance Company (“Equitable Financial”). The terms “we”, “us”, and “our” are also used to identify the issuing Company. Equitable America does not do business or issue contracts in the state of New York. Generally, Equitable America will issue contracts in all states except New York and Equitable Financial will issue contracts in New York. However, if any selling agent is an Equitable Advisors financial professional who has a business address in the state of New York, the issuing Company will be Equitable Financial, even if the contract is issued in a state other than New York.

Contract date
— the contract date is the effective date of the contract. This is usually the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract.

Contract date anniversary
— The end of each 12 month period is your “contract date anniversary.” For example, if your contract date is May 1, your contract date anniversary is April 30.

Contract year
— The 12 month period beginning on your contract date and each 12 month period after that date is a “contract year”.

Guaranteed benefit account value
— your “Guaranteed benefit account value is the total you have in: (i) the Guaranteed benefit variable investment options, and (ii) amounts in a Special DCA program designated for the Guaranteed benefit variable investment options.

Maturity date
— The maturity date is generally the contract date anniversary that follows the annuitant’s 95th birthday.
Non-Guaranteed benefit account value
— your “Non-Guaranteed benefit account value is the total value you have in: (i) the Non-Guaranteed benefit variable investment options, (ii) the guaranteed interest option, and (iii) amounts in a Special DCA program designated for the Non-Guaranteed benefit variable investment options and the guaranteed interest option.

Separate Account
— Equitable America Variable Account No. 70A and Separate Account No. 70, separate accounts established and registered as unit investment trusts under the Investment Company Act of 1940, as amended, to which contributions under the contracts may be allocated.

Total account value
— your “Total account value” is the total of: (i) the Guaranteed benefit account value, and (ii) the Non-Guaranteed benefit account value.

4

We sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this Prospectus as in the contract or supplemental materials. Your financial professional can provide further explanation about your contract or supplemental materials.

Prospectus	Contract or Supplemental Materials
Total account value	Annuity Account Value

unit	Accumulation Unit

Guaranteed income benefit	Guaranteed Minimum Income Benefit

Guaranteed minimum death benefit	Guaranteed death benefit

guaranteed interest option	Guaranteed Interest Account

Guaranteed benefit account value	Guaranteed Benefit Annuity Account Value

Guaranteed benefit variable investment options and contributions to a Special DCA program designated for the Guaranteed benefit variable investment options	Guaranteed Benefit Account

Non-Guaranteed benefit account value	Non-Guaranteed Benefit Annuity Account Value

Non-Guaranteed benefit variable investment options, the guaranteed interest option and contributions to a Special DCA program designated for the Non-Guaranteed benefit variable investment options	Long-Term Accumulation Account

5

Important information you should consider about the contract

FEES AND EXPENSES
Charges for Early Withdrawals
Each series of the contract provides for different withdrawal charge periods and percentages.

Series B
— If you surrender your contract, apply cash value to a non-life contingent annuity payment option, or withdraw money from Series B of the contract within 7 years following your last contribution, you will be assessed a withdrawal charge of up to 7% of contributions withdrawn. For example, if you make a withdrawal in the first year, you could pay a withdrawal charge of up to $7,000 on a $100,000 investment.

Series CP
®
— If you surrender your contract, apply cash value to a non-life contingent annuity payment option, or withdraw money from Series CP
®
of the contract within 9 years following your last contribution, you will be assessed a withdrawal charge of up to 8% of contributions withdrawn. For example, if you make a withdrawal in the first year, you could pay a withdrawal charge of up to $8,000 on a $100,000 investment.

Series L
— If you surrender your contract, apply cash value to a non-life contingent annuity payment option, or withdraw money from Series L of the contract within 4 years following your last contribution, you will be assessed a withdrawal charge of up to 8% of contributions withdrawn. For example, if you make a withdrawal in the first year, you could pay a withdrawal charge of up to $8,000 on a $100,000 investment.

Series C
— If you surrender your contract, apply cash value to a non-life contingent annuity payment option, or withdraw money from Series C you will no
t be assessed a withdrawal charge.

For additional information about charges for surrenders and early withdrawals see “Withdrawal charge” in “Charges and expenses” in the Prospectus.

Transaction Charges
In addition to withdrawal charges, you may also be charged for other transactions (for special requests such as wire transfers, express mail, duplicate contracts, preparing checks, third-party transfers or exchanges, or when you transfer between investment options in excess a certain number).

For additional information about transaction charges see “Charges that the Company deducts” in “Charges and expenses” in the Prospectus.

Ongoing Fees and Expenses (annual charges)
Each series of the contract provides for different ongoing fees and expenses. The tables below describe the fees and expenses that you may pay each year under each series of the contract, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

Annual Fee	Minimum	Maximum
Base Contract (varies by contract series) (1)	1.30%	1.70%
Investment options (Portfolio fees and expenses) (2)	0.56%	2.54%
Optional benefits available for an additional charge (for a single optional benefit, if elected) (3)	0.25%	1.20%

(1) Expressed as an annual percentage of daily net assets in the variable investment options.
(2) Expressed as an annual percentage of daily net assets in the Portfolio. This range is for the year ended December 31, 2022 and could change from year to year.
(3) Expressed as an annual percentage of the applicable benefit base.

Because your contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes no credits and that you do not take withdrawals from the contract or make any other transactions, which could add withdrawal charges that substantially increase costs.

6

Lowest Annual Cost $1,712	Highest Annual Cost $4,828
Assumes:
•   Investment of $100,000
•   5% annual appreciation
•   Least expensive combination of contract series and Portfolio fees and expenses
•   No optional benefits
•   No sales charges
•   No additional contributions, transfers or withdrawals

Assumes:
•   Investment of $100,000
•   5% annual appreciation
•   Most expensive combination of contract series (Series CP
®
), optional benefits (GIB and “Greater of” death benefit) and Portfolio fees and expenses
•   No sales charges
•   No additional contributions, transfers or withdrawals

For additional information about ongoing fees and expenses see “Fee Table” in the Prospectus.

RISKS
Risk of Loss
The contract is subject to the risk of loss. You could lose some or all of your account value.

For additional information about the risk of loss see “Principal risks of investing in the Contract” in the Prospectus.

Not a Short-Term Investment
The contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the contract as a short-term investment or savings vehicle. A withdrawal charge may apply in certain circumstances and any withdrawals may also be subject to federal and state income taxes and tax penalties.

For additional information about the investment profile of the contract see “Fee Table” in the Prospectus.

Risks Associated with Investment Options
An investment in the contract is subject to the risk of poor investment performance and can vary depending on the performance of the variable investment options available under the contract, (e.g., the Portfolios). Each investment option, including the guaranteed interest option, has its own unique risks. You should review the investment options available under the contract before making an investment decision.

For additional information about the risks associated with investment options see “Variable investment options”, “Guaranteed interest option” and “Portfolios of the Trusts” in ”Purchasing the Contract” in the Prospectus. See also Appendix “Portfolio Companies available under the contract” in the Prospectus.

Insurance Company Risks
An investment in the contract is subject to the risks related to the Company. The Company is solely responsible to the contract owner for the contract’s account value and the Guaranteed benefits. The general obligations, including the guaranteed interest option, and any Guaranteed benefits under the contract are supported by our general account and are subject to our claims-paying ability. An owner should look solely to our financial strength for our claims-paying ability. More information about the Company, including our financial strength ratings, may be obtained at http://equitable.com/about-us/financial-strength-ratings.

For additional information about insurance company risks see “About the general account” in “More information” in the Prospectus.

RESTRICTIONS
Investments
We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the variable investment options (including the Guaranteed Benefit account variable investment options) and to limit the number of variable investment options which you may select. Such rights include, among others, combining any two or more variable investment options and transferring account value from any variable investment option to another variable investment option.

Credits under Series CP
®
contracts may be recaptured upon free look, annuitization, and death.

There are restrictions regarding investment options if Guaranteed benefits are elected, limits on contributions and transfers into and out of the guaranteed interest option, and restrictions or limitations with Special DCA programs. See “Allocating your contributions” in “Purchasing the Contract” and Transferring your account value” in “Transferring your money among investment options” in the Prospectus for more information.

For more information see “About The Separate Account” in “More information” in the Prospectus.

7

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for any transfers in excess of 12 per contract year. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer.

For additional information about the investment options, including information regarding volatility management strategies and techniques, see “Transfer charge” in “Charges and expenses” and “Portfolios of the Trusts” in “Purchasing the Contract” in the Prospectus
.

Optional Benefits
At any time, we have the right to limit or terminate your contributions, allocations and transfers to any of the variable investment options. If you have one or more Guaranteed benefits (which are also known as optional benefits) and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract and/or contributions and/ or transfers into the Guaranteed Benefit account variable investment options, you may no longer be able to fund your Guaranteed benefit(s).

Investment options are limited if Guaranteed benefits are elected. Withdrawals that exceed limits specified by the terms of an optional benefit may affect the availability of the benefit by reducing the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit.

For additional information about the optional benefits see “How you can purchase and contribute to your contract” in “Purchasing the Contract” in the Prospectus. See also “Death Benefits” and “Living Benefits” in “Benefits available under the contract” in the Prospectus.

TAXES
Tax Implications
You should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the contract. There is no additional tax benefit to you if the contract is purchased through a tax-qualified
plan or individual retirement account (IRA). Withdrawals will be subject to ordinary income tax and may be subject to tax penalties. Generally, you are not taxed until you make a withdrawal from the contract.

For additional information about tax implications see “Tax information” in the Prospectus.

CONFLICTS OF INTEREST
Investment Professional Compensation
Some financial professionals may receive compensation for selling the contract to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this contract over another investment.

For additional information about compensation to financial professionals see “Distribution of the contracts” in “More information” in the Prospectus.

Exchanges
Some financial professionals may have a financial incentive to offer a new contract in place of the one you already own. You should only exchange your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is preferable to purchase the new contract rather than continue to own your existing contract.

For additional information about exchanges see “Charge for third-party transfer or exchange” in “Charges and expenses” in the Prospectus.

8

Overview of the contract

Purpose of the Contract

The contract is designed to help you accumulate assets through investments in underlying Portfolios and the guaranteed interest option during the accumulation phase. It can provide or supplement your retirement income by providing a stream of income payments during the annuity phase. It also provides death benefits to protect your beneficiaries and living benefits to protect your access to income. The contract may be appropriate if you have a long-term investment horizon. It is not intended for people who may need to access invested funds within a short-term timeframe or frequently, or who intend to engage in frequent transfers of the underlying Portfolios.

Phases of the Contract

The contract has two phases: an accumulation (savings) phase and an income (annuity) phase.

Accumulation (Savings) Phase

During the accumulation phase, you can allocate your contributions to one or more of the available investment options, which include:

•	Guaranteed Benefit account variable investment options (used to fund Guaranteed benefits);

•	Investment account variable investment options;

•	Guaranteed interest option; and

•	the account for dollar cost averaging.

For additional information about each underlying Portfolio see Appendix “Portfolio Companies available under the contract.”

Income (Annuity) Phase

You enter the income phase when you annuitize your contract. During the income phase, you will receive a stream of fixed income payments for the annuity payout period of time you elect. You can elect to receive annuity payments (1) for life; (2) for life with a certain minimum number of payments; or (3) for life with a certain amount of payment. Please note that when you annuitize, your investments are converted to income payments and you will no longer be able to make any additional withdrawals from your contract. All accumulation phase benefits terminate upon annuitization and the contract has a maximum annuity commencement date.

Contract Features

The contract provides for the accumulation of retirement savings and income. The contract offers income and death benefit protection, offers various payout options and a credit and Earnings bonus (Series CP
®
contracts only).

Contract Classes

You can purchase one of four contract classes that have different ongoing fees and withdrawal charges. For example, the contract offers Series B with a 7 year withdrawal charge period and a 1.30% contract fee, Series CP
®
with a 9 year withdrawal charge period and a 1.55% contract fee, Series L with a 4 year withdrawal charge period and a 1.65% contract fee and Series C with no withdrawal charge and a 1.70% contract fee. If you purchase a Series CP
®
contract, we will add a credit to your contributions and may add a bonus to your earnings. Fees and charges for the Series CP
®
contract are higher than for the Series B contract, the amount of the credits may be more than offset by these higher fees and charges, and credits may be recaptured upon free look, annuitization, and death.

Access to Your Money

During the accumulation phase you can take withdrawals from your contract. Withdrawals will reduce your account value and may be subject to withdrawal charges, income taxes and a tax penalty if you are younger than 59
1
⁄
2
. Withdrawals may also reduce (possibly on a greater than
dollar-for-dollar
basis) or terminate any guaranteed benefits.

Death Benefits

Your contract includes a standard death benefit that pays your beneficiaries an amount equal to your Investment account value. For an additional fee, you can purchase other death benefits called Guaranteed minimum death benefits (“GMDBs”) that provide different minimum payment guarantees.

Living Benefits

A living benefit called the Guaranteed Income Benefit (“GIB”) is available with the contract for an additional charge. The GIB is a benefit that guarantees, subject to certain restrictions, annual lifetime payments or “Lifetime GIB payments”. The minimum guarantee provided by this benefit may never come into effect.

Rebalancing and Dollar Cost Averaging

You can elect to have your account value automatically rebalanced at no additional charge. We offer two rebalancing programs that you can use to automatically reallocate your Investment account value among your Investment account variable investment options and the guaranteed interest option. You can also elect to allocate your investments using a dollar cost averaging program at no additional charge. Generally, you may not elect both a dollar cost averaging program and a rebalancing option.

9

Other contracts

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, and have fees and charges, that are different from those in the contracts offered by this Prospectus. Not every contract we issue, including some described in this Prospectus, is offered through every selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding our other annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of our annuity contracts.

You should work with your financial professional to decide whether one or more optional benefits are appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

10

Fee table

The following tables describe the fees and expenses that you will pay when buying, owning, surrendering or making withdrawals from the contract. Each of the charges and expenses is more fully described in “Charges and expenses”. Please refer to your contract specifications page for information about the specific fees you will pay based on the options you have elected.

The first table describes fees and expenses that you will pay at the time that you surrender the contract or if you make certain withdrawals, transfers or request special services. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.

Transaction Expenses

	Series B	Series CP ®	Series L	Series C
Sales Load Imposed on Purchases	None	None	None	None
Withdrawal Charge (as a percentage of contributions withdrawn) (1)	7%	8%	8%	None
Transfer Fee (2)	$35	$35	$35	$35
Special Service Charges (3)	$90	$90	$90	$90

(1)
The charge percentage we use is determined by the number of year since receipt of the contribution to which the charge relates if you make a withdrawal, surrender your contract to receive its cash value, or, if offered, surrender your contract to apply your cash value to a non-life
contingent annuity payment option. For each contribution, we consider the year in which we receive that contribution to be “year 1”.

	charge as a % of contribution for each year following contribution
	1	2	3	4	5	6	7	8	9	10+
Series B	7%	7%	6%	6%	5%	3%	1%	0%	0%	0%
Series CP ®	8%	8%	7%	6%	5%	4%	3%	2%	1%	0%
Series L	8%	7%	6%	5%	0%	0%	0%	0%	0%	0%

(2)
Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for transfers in excess of 12 transfers per contract year. We will charge no more than $35 for each transfer at the time each transfer is processed. See “Transfer charge” under “Charges that the Company deducts” in “Charges and expenses”.

(3)
Special service charges include (1) express mail charge; (2) wire transfer charge; and (3) duplicate contract charge. These charges may increase over time to cover our administrative costs. We may discontinue these services at any time.

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The next table describes the fees and expenses that you will pay each year
during the time that you own the contract (not including Portfolio fees and expenses). If you choose to purchase an optional benefit, you will pay additional charges, as shown below.

Annual Contract Expenses
	Series B	Series CP ®	Series L	Series C
Annual Administrative Charge (1)	$30 (1)	$30 (1)	$30 (1)	$30 (1)
Base Contract Expenses (as a percentage of daily net assets in the variable investment options)	1.30%	1.55%	1.65%	1.70%
Optional Benefits Expenses (as a percentage of the benefit base) (2)(3)

Guaranteed minimum death benefit charges

Return of Principal death benefit	No additional charge	No additional charge	No additional charge	No additional charge

Annual Ratchet death benefit	0.25%	0.25%	0.25%	0.25%

“Greater of” death benefit	1.05% (4)	1.05% (4)	1.05% (4)	1.05% (4)

Guaranteed income benefit charge	1.20% (5)	1.20% (5)	1.20% (5)	1.20% (5)

(1)
The annual administrative charge is deducted from your account value on each contract date anniversary. If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the administrative charge for that year. If your account value on a contract date anniversary is $50,000 or more there is no charge. During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.

(2)
The benefit base is not an account value or cash value. Your initial benefit base is equal to your initial contribution or transfer to the Guaranteed Benefit account variable investment options and amounts in a Special DCA program designated for transfers to the Guaranteed Benefit account variable investment options. For Series CP
®
contracts, your initial benefit base does not include the credit. Subsequent adjustments to the applicable benefit base and the investment performance of the Guaranteed Benefit account may result in a benefit base that is significantly different from your total contributions or future transfers to, or account value in, the Guaranteed Benefit account. See “Guaranteed minimum death benefits” and “Guaranteed income benefit” in “Benefits available under the contract”.

(3)
Deducted annually on each contract date anniversary for which the benefit is in effect. If the contract is surrendered or annuitized, or a death benefit is paid, or the benefit is dropped (if applicable), on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

(4)
The current charge is equal to 0.90%. We reserve the right to increase or decrease this charge at any time after your second contract date anniversary. See “Guaranteed income benefit charge” and “Greater of death benefit” in “Charges and expenses”.

(5)
The current charge is equal to 0.90%. If your GIB
Roll-up
benefit base resets on the third or later contract date anniversary, we reserve the right to increase the charge for this benefit up to 1.20%. See “Guaranteed income benefit charge” in “Charges and expenses”.

The next item shows the minimum and maximum total operating expenses charged by the underlying Portfolios that you may pay periodically during the time that you own the contract. A complete list of Portfolios available under the contact, including their annual expenses, may be found at the back of this document. See Appendix “Portfolio Companies available under the contract.” These expenses are for the period ended December 31, 2022, and may fluctuate from year to year.

Annual Portfolio Expenses
	Minimum	Maximum
Annual Portfolio Expenses prior to Expense Limitation Arrangement (expenses that are deducted from Portfolio assets including management fees, 12b-1 fees, service fees, and other expenses) (*)	0.56%	2.54%

Annual Portfolio Expenses after Expense Limitation Arrangement (expenses that are deducted from Portfolio assets including management fees, 12b-1 fees, service fees, and other expenses) (*)	0.54%	1.90%

(*)
“Annual Portfolio Expenses” are based, in part, on estimated amounts of such expenses. Pursuant to a contract, Equitable Investment Management Group, LLC has agreed to make payments or waive its management, administrative and other fees to limit the expenses of certain affiliated Portfolios through April 30, 2024 (“Expense Limitation Arrangement”) (unless the Trust’s Board of Trustees consents to an earlier revision or termination of this agreement). The Expense Limitation Arrangement may be terminated by Equitable Investment Management Group, LLC at any time after April 30, 2024. The Expense Limitation Arrangement does not apply to unaffiliated Portfolios.

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Example

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses, annual contract expenses, and annual Portfolio expenses.
These Examples assume that you invest $100,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assumes the most expensive combination of annual Portfolio expenses, as well as, the “Greater of” death benefit and GIB (both at their maximum charge).

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	If you surrender your contract or annuitize (under a non-life option) at the end of the applicable time period				If you do not surrender your contract
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
SeriesB	$11,971	$21,509	$31,916	$59,935	$4,971	$15,509	$26,916	$59,935
SeriesL	$13,339	$22,579	$28,638	$63,007	$5,339	$16,579	$28,638	$63,007
SeriesCP ®	$13,346	$23,618	$33,735	$63,380	$5,346	$16,618	$28,735	$63,380
SeriesC	$5,391	$16,731	$28,882	$63,437	$5,391	$16,731	$28,882	$63,437

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The Company

Equitable America is an Arizona stock life insurance corporation organized in 1969 with an administrative office located at 8501 IBM Drive, Suite 150-GR, Charlotte, NC 28262-4333.
Equitable Financial is a New York stock life insurance corporation doing business since 1859 with its home office located at 1290 Avenue of the Americas, New York, NY 10104. We are an indirect wholly owned subsidiaries of Equitable Holdings, Inc.
We are licensed to sell life insurance and annuities in all 50 states (except Equitable America is not licensed in the state of New York), the District of Columbia, Puerto Rico and the U.S. Virgin Islands. No other company has any legal responsibility to pay amounts that the Company owes under the contracts. The Company is solely responsible for paying all amounts owed to you under the contract.

14

How to reach us

Please communicate with us at the mailing addresses listed below for the purposes described. You can also use our Equitable Client portal to access information about your account and to complete certain requests through the internet. Certain methods of contacting us, such as by telephone or electronically, may be unavailable, or delayed or discontinued. For example, our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing. In addition, the level and type of service available may be restricted based on criteria established by us. In order to avoid delays in processing, please send your correspondence and check to the appropriate location, as follows:
For correspondence with checks:

For contributions sent by regular mail:

Retirement Service Solutions P.O. Box 1424 Charlotte, NC 28201
For contributions sent by express delivery:

Retirement Service Solutions 8501 IBM Dr, Ste 150-IR Charlotte, NC 28262
For correspondence without checks:

For all other communications (e.g., requests for transfers, withdrawals, or required notices) sent by regular mail:

Retirement Service Solutions P.O. Box 1016 Charlotte, NC 28201
For all other communications (e.g., requests for transfers, withdrawals, or required notices) sent by express delivery:

Retirement Service Solutions 8501 IBM Dr, Ste 150-IR Charlotte, NC 28262
Your correspondence will be picked up at the mailing address noted above and delivered to our processing office. Your correspondence, however, is not considered received by us until it is received at our processing office. Where this Prospectus refers to the day when we receive a contribution, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our processing office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day, or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day. Our processing office is: 8501 IBM Dr, Ste 150-IR, Charlotte, NC 28262.
Reports we provide:

•	written confirmation of financial transactions and certain non-financial transactions, including termination of a systematic withdrawal option;
•	statement of your contract values at the close of each calendar year, and any calendar quarter in which there was a financial transaction; and
•	annual statement of your contract values as of the close of the contract year.
For jointly owned contracts (if applicable), we provide reports to the primary joint owner’s address on file.
Equitable Client portal:

With your Equitable Client portal account you can expect:
•	Account summary . View your account values, and select accounts for additional details.
•	Messages and alerts . Stay up to date with messages on statement availability, investment options and important account information.
•	Profile changes . Now it’s even easier to keep your information current, such as your email address, street address and eDelivery preferences.
•	Manage your account . Convenient access to service options for a policy or contract, from viewing account details and documents to completing financial transactions.
•	Investments details . Intuitive charts show the breakdown of your key investments.
Don’t forget to sign up for eDelivery!
Visit equitable.com and click sign in to register today.
Equitable Client portal is normally available seven days a week, 24 hours a day. Of course, for reasons beyond our control, this service may sometimes be unavailable.
We have established procedures to reasonably confirm that the instructions communicated by the internet are genuine. For example, we will require certain personal identification information before we will act on internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following internet instructions we reasonably believe to be genuine.
We reserve the right to limit access to this service if we determine that you engaged in a disruptive transfer activity, such as “market timing.” See “Disruptive transfer activity” in “Transferring your money among investment options” for more information.

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Customer service representative:

You may also use our toll-free number
(1-800-789-7771)
to speak with one of our customer service representatives. Our customer service representatives are available on the following business days.
•	Monday through Thursday from 8:30 a.m. until 7:00 p.m., Eastern time.
•	Friday from 8:30 a.m. until 5:30 p.m., Eastern time.
We generally require that the following types of communications be on specific forms we provide for that purpose:

(1)	authorization for telephone transfers by your financial professional;
(2)	conversion of a traditional IRA to a Roth IRA contract;
(3)	election of the automatic investment program;
(4)	tax withholding elections (see withdrawal request form);
(5)	election of the beneficiary continuation option;
(6)	election of a predetermined form of death benefit payout;
(7)	IRA contribution recharacterizations;
(8)	Section 1035 exchanges;
(9)	direct transfers and specified direct rollovers;
(10)
requests to opt out of an automatic reset that is subject to an increase in a charge or reinstate automatic resets for both your
Roll-up
to age 95 benefit base (“GIB
Roll-up
benefit base”) and your
Roll-up
to age 85 benefit base (together, the
“Roll-up
benefit bases”);

(11)	death claims;
(12)	change in ownership (NQ only, if available under your contract);
(13)	purchase by, or change of ownership to, a non-natural owner;
(14)	requests for enrollment in either our Maximum payment plan or Customized payment plan under the Guaranteed income benefit;
(15)	requests to drop your Guaranteed income benefit or your Guaranteed minimum death benefit;
(16)	requests to collaterally assign your NQ contract;
(17)	requests to transfer, reallocate, rebalance, make subsequent contributions and change your future allocations (except that certain transactions may be permitted through the Equitable Client portal);
(18)	requests to enroll in or cancel the systematic account sweep program;
(19)	transfers into and among the investment options; and
(20)	requests for withdrawals.

We also have specific forms that we recommend you use for the following types of requests:
(1)	beneficiary changes;
(2)	contract surrender;
(3)	general dollar cost averaging (including the fixed dollar and interest sweep options);
(4)	special dollar cost averaging (if available); and
(5)	special money market dollar cost averaging (if available).

To cancel or change any of the following, we require written notification generally at least seven calendar days before the next scheduled transaction:
(1)	automatic investment program;
(2)	general dollar cost averaging (including the fixed dollar and interest sweep options);
(3)	special dollar cost averaging (if available);
(4)	special money market dollar cost averaging (if available);
(5)	substantially equal withdrawals;
(6)	systematic withdrawals;
(7)	the date annuity payments are to begin; and
(8)	RMD payments from inherited IRAs.

To cancel or change any of the following, we require written notification at least one calendar day prior to your contract date anniversary:
(1)	opt out of an automatic reset of a Roll-up benefit base that is subject to an increase in a charge.

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take. Some requests may be completed online; you can use our Equitable Client portal to contact us and to complete such requests through the internet. In the future, we may require that certain requests be completed online.

Signatures:

The proper person to sign forms, notices and requests would normally be the owner. If there are joint owners, both must sign.

eDelivery:

You can register to receive statements and other documents electronically. You can do so by visiting our website at www.equitable.com.

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1.
Purchasing the Contract

How you can purchase and contribute to your contract

You may purchase a contract by making payments to us that we call “contributions.” We can refuse to accept an application from you or any contribution from you at any time, including after you purchase the contract. We require a minimum contribution amount for each type of contract purchased. Maximum contribution limitations also apply. The tables in Appendix “Rules regarding contributions to your contract” summarize our current rules regarding contributions to your contract, which are subject to change. In some states, our rules may vary. Both the owner and annuitant named in the contract must meet the issue age requirements shown in the table, and contributions are based on the age of the older of the original owner and annuitant. Subsequent contributions may not be permitted in your state. Please see Appendix “State contract availability and/or variations of certain features and benefits” for any applicable state variation.

We reserve the right to change our current limitations on your contributions and to discontinue acceptance of contributions.

We currently do not accept any contribution to your contract if: (i) the aggregate contributions under one or more Retirement Cornerstone
®
Series contracts with the same owner or annuitant would then total more than $1,500,000, or (ii) the aggregate contributions under all our annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000. We may waive these and other contribution limitations based on certain criteria that we determine, including Guaranteed benefits, issue age, aggregate contributions, variable investment option allocations and selling broker-dealer compensation. These and other contribution limitations may not be applicable in your state. Please see Appendix “State contract availability and/or variations of certain features and benefits” for more information on state variations.
You may not contribute or transfer more than $1,500,000 to your Guaranteed benefit variable investment options and a Special DCA program with amounts designated for the Guaranteed benefit variable options.
Once a withdrawal is taken from your Guaranteed benefit account value, you cannot make additional contributions to your Guaranteed benefit account value. You may, however, be able to continue to make transfers from your
Non-Guaranteed
benefit account value to the Guaranteed benefit variable investment options until such time you make a subsequent contribution to your
Non-Guaranteed
benefit account value.
We may accept less than the minimum initial contribution under a contract if an aggregate amount of Series B, Series L, Series CP
®
, and Series C contracts, respectively, are purchased at the same time by an individual (including spouse) meets the minimum.

The “owner” is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits. The “annuitant” is the person who is the measuring life for determining the contract’s maturity date. The annuitant is not necessarily the contract owner. Where the owner of a contract is non-natural,
the annuitant is the measuring life for determining contract benefits.

Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to:

•	Change our contribution requirements and limitations and our transfer rules, including to:
—	increase or decrease our minimum contribution requirements and increase or decrease our maximum contribution limitations;
—	discontinue the acceptance of subsequent contributions to the contract;
—	discontinue the acceptance of subsequent contributions and/or transfers into one or more of the variable investment options and/or guaranteed interest option; and
—	discontinue the acceptance of subsequent contributions and/or transfers into the Guaranteed benefit variable investment options.
•	Default certain contributions and transfers designated for a Guaranteed benefit variable investment option(s) to the corresponding
Non-Guaranteed
benefit variable investment option(s), which invests in the same underlying portfolio(s). See “Automatic Quarterly Rebalancing” under “Allocating your contributions”.
•	Further limit the number of variable investment options you may invest in at any one time.
•	Limit or terminate new contributions or transfers to an investment option.
If you elect one or more Guaranteed benefits and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract and/or contributions and/or transfers into the Guaranteed benefit variable investment options, you may no longer be able to fund your Guaranteed benefit(s). This means that if you have not yet allocated amounts to the Guaranteed benefit variable investment options, you may not be able to fund your Guaranteed benefit(s).

Owner and annuitant requirements

Under NQ contracts, the annuitant can be different from the owner. Only natural persons can be joint owners. This means that an entity such as a corporation cannot be a joint owner.

17

For Series C contracts, we do not permit partnerships or limited liability corporations to be owners. We also reserve the right to prohibit availability of this contract to other non-natural
owners.
Owners which are not individuals may be required to document their status to avoid 30% FATCA withholding from U.S.-source income.
For NQ contracts (with a single owner, joint owners, or a
non-natural
owner) we permit the naming of joint annuitants only when the contract is purchased through an exchange that is intended not to be taxable under Section 1035 of the Internal Revenue Code. In all cases, the joint annuitants must be spouses.
Under all IRA contracts, the owner and annuitant must be the same person. In some cases, an IRA contract may be held in a custodial individual retirement account for the benefit of the individual annuitant. See “Inherited IRA beneficiary continuation contract” for Inherited IRA owner and annuitant requirements.
For the Spousal continuation feature to apply, the spouses must either be joint owners, or, for Single owner contracts, the surviving spouse must be the sole primary beneficiary. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules. Certain same-sex
civil union and domestic partners may not be eligible for tax benefits under federal law and in some circumstances will be required to take post-death distributions that dilute or eliminate the value of the contractual benefit.
In general, we will not permit a contract to be owned by a minor unless it is pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act in your state.
Under QP contracts, the owner must be the qualified plan trust and the annuitant must be a plan participant/employee. See Appendix “Purchase considerations for QP contracts” for more information regarding QP contracts.
Certain benefits under your contract, as described in this Prospectus, are based on the age of the owner. If the owner of the contract is not a natural person, these benefits will be based on the age of the annuitant. Under QP contracts, all benefits are based on the age of the annuitant. In this Prospectus, when we use the terms owner
and
joint owner
, we intend these to be references to
annuitant
and
joint
annuitant
, respectively, if the contract has a
non-natural
owner. If the contract is jointly owned or is issued to a
non-natural
owner, benefits are based on the age of the older joint owner or older joint annuitant, as applicable.
Purchase considerations for a charitable remainder trust

(This section only applies to Series B and Series L contracts.)

If you are purchasing the contract to fund a charitable remainder trust and elect a Guaranteed benefit, you should strongly consider “split-funding”: that is, the trust holds investments in addition to this contract. Charitable remainder trusts are required to take specific distributions. The charitable remainder trust annual withdrawal requirement may be equal to a percentage of the donated amount or a percentage of the current value of the donated amount. If your Retirement Cornerstone
®
Series contract is the only source for such distributions, the payments you need to take may significantly reduce the value of those guaranteed benefits. Such amount may be greater than the annual increase in the benefit base for a Guaranteed benefit. Also, the amount may be greater than the Annual withdrawal amount under the GIB. See the discussion of these benefits.
Series CP
®
and Series C contracts are not available for purchase by charitable remainder trusts.

How you can make your contributions

Except as noted below, contributions must be by check drawn on a U.S. bank, in U.S. dollars, and made payable to the Company (for subsequent contributions please write your contract number on the check). We may also apply contributions made pursuant to an intended Section 1035 tax-free
exchange or a direct transfer. We do not accept starter checks or travelers’ checks. All checks are subject to our ability to collect the funds. We reserve the right to reject a payment if it is received in an unacceptable form or not in accordance with our administrative procedures.
If your contract is sold by a financial professional of Equitable Advisors, LLC (Equitable Financial Advisors in MI and TN), (“Equitable Advisors”), Equitable Advisors will direct us to hold your initial contribution, whether received via check or wire, in a non-interest
bearing “Special Bank Account for the Exclusive Benefit of Customers” while Equitable Advisors ensures your application is complete and that suitability standards are met. Equitable Advisors will either complete this process or instruct us to return your contribution to you within the applicable Financial Industry Regulatory Authority, Inc. (“FINRA”) time requirements. Upon timely and successful completion of this review, Equitable Advisors will instruct us to transfer your contribution into our non-interest
bearing suspense account and transmit your application to us, so that we can consider your application for processing.

The “contract date” is the effective date of a contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract. The 12 month period beginning on your contract date and each 12 month period after that date is a “contract year.” The end of each 12 month period is your “contract date anniversary.” For example, if your contract date is May 1, your contract date anniversary is April 30.

If your application is in good order when we receive it for application processing purposes, your contribution will be applied within two business days. If any information we require to issue your contract is missing or unclear, we will hold your contribution while we try to obtain this information.

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If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you, unless you or your financial professional acting on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.
If your financial professional is with a selling broker-dealer other than Equitable Advisors, your initial contribution must generally be accompanied by a completed application and any other form we need to process the payments. If any information is missing or unclear, we will hold the contribution, whether received via check or wire, in a non-interest
bearing suspense account while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you unless you or your financial professional on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

Our “business day” is generally any day the New York Stock Exchange (“NYSE”) is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the SEC. We may also close early due to such emergency conditions. For more information about our business day and our pricing of transactions, please see “Dates and prices at which contract events occur.”

What are your investment options under the contract?

If you do not elect a Guaranteed benefit at issue, your investment options are limited to the following for the life of the contract:
•	Non-Guaranteed benefit variable investment options;
•	Guaranteed interest option;
•	the account for special money market dollar cost averaging (Series C and Series CP ® contracts only); and
•	the account for special dollar cost averaging (Series B and Series L contracts only).
If you elect a Guaranteed benefit at issue, whether or not you fund the Guaranteed benefits, your investment options are the following:
•	Guaranteed benefit variable investment options;
•	Non-Guaranteed benefit variable investment options;
•	Guaranteed interest option;
•	the account for special money market dollar cost averaging (Series C and Series CP ® contracts only); and
•	the account for special dollar cost averaging (Series B and Series L contracts only).
Only amounts you allocate to the Guaranteed benefit variable investment options and amounts in a Special DCA program designated for future transfers to the Guaranteed benefit variable investment options will fund the Guaranteed benefits you elected when you purchased your contract. These amounts will be included in your Guaranteed benefit bases and will become part of your Guaranteed benefit account value. All amounts allocated to the Guaranteed benefit variable investment options and amounts in a Special DCA program designated for Guaranteed benefit variable investment options are subject to the terms and conditions of the Guaranteed benefits you elected.
If you allocate to investment options available to fund your Guaranteed benefits, you may later decide to change your allocation instructions in order to increase, decrease or stop the funding of your Guaranteed benefits. Also, if you elect a Guaranteed benefit at issue, there is no requirement that you must fund it at issue.
If you elect a Guaranteed benefit at issue and allocate any amount to the Guaranteed benefit variable investment options or a Special DCA program with amounts designated for future transfers to the Guaranteed benefit variable investment options, you are funding the Guaranteed benefits in your contract. No other action is required of you. If you do not wish to fund a Guaranteed benefit, you should not allocate contributions or make transfers to your Guaranteed benefit account value. See “Allocating your contributions”.

Once you allocate amounts to the Guaranteed benefit variable investment options, such amounts may be transferred among the Guaranteed benefit variable investment options in accordance with our Custom Selection Rules, but may not be transferred to the
Non-Guaranteed
benefit variable investment options or the guaranteed interest option. In addition, we may, at any time, exercise our right to limit or terminate transfers into any of the variable investment options. For more information, see “Transferring your money among investment options”.
See Appendix “Portfolio Companies available under the contract”. The Appendix also identifies which Portfolios are also available as Guaranteed benefit account variable investment options. It is important to note that the Guaranteed benefit account variable investment options are also available as Investment account variable investment options. The Guaranteed benefit account variable investment options invest in the same portfolios as the corresponding Investment account variable investment options.
Only amounts allocated to a Special DCA program designated for a Guaranteed benefit variable investment option will be included in the Guaranteed benefit account value. All

19

other amounts allocated to a Special DCA program will be included in your
Non-Guaranteed
benefit account value. The Special DCA programs allow you to gradually allocate amounts to available investment options through periodic transfers. You can allocate to either or both
Non-Guaranteed
and Guaranteed benefit variable investment options as part of your Special DCA program. See “Allocating your contributions”.

Variable investment options

Your investment results in any one of the variable investment options will depend on the investment performance of the underlying Portfolios. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option.

We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the variable investment options (including the Guaranteed benefit variable investment options) and to limit the number of variable investment options which you may select.

Portfolios of the Trusts

We offer both affiliated and unaffiliated Trusts, which in turn offer one or more Portfolios. Equitable Investment Management Group, LLC (“Equitable IMG”), a wholly owned subsidiary of the Company, serves as the investment adviser of the Portfolios of EQ Premier VIP Trust (subject to approval, effective in early November 2023, a reorganization of each of the portfolios of the EQ Premier VIP Trust into a substantially identical newly-created portfolio of EQ Advisors Trust will occur) and EQ Advisors Trust (collectively the “affiliated Trust”). For some affiliated Portfolios, Equitable IMG has entered into sub-advisory agreements with one or more other investment advisers (the “sub-advisers”) to carry out investment decisions for the Portfolios. As such, among other responsibilities, Equitable IMG oversees the activities of the sub-advisers with respect to the affiliated Trust and is responsible for retaining or discontinuing the services of those sub-advisers.

Information regarding each of the currently available Portfolios, their type, their investment adviser(s) and/or subadviser(s), their current expenses, and their current performance is available in an appendix to the prospectus. See Appendix “Portfolio Companies available under the contract.”

Each Portfolio has issued a prospectus that contains more detailed information about the Portfolio. You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. In order to obtain copies of the Portfolios’ prospectuses, you may call one of our customer service representatives at 1-800-789-7771, or visit www.equitable.com/ICSR#EQH146637.

You should be aware that Equitable Advisors and Equitable Distributors, LLC (“Equitable Distributors”), (together, the “Distributors”) directly or indirectly receive 12b-1 fees from affiliated Portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed
0.25% of the Portfolios’ average daily net assets. The affiliated Portfolios’ sub-advisers and/or their affiliates may also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the sub-advisers’ respective Portfolios. In addition, Equitable IMG receives advisory fees and Equitable Investment Management, LLC, an affiliate of Equitable IMG, receives administration fees in connection with the services to the affiliated Portfolios. As such, it is generally more profitable for us to offer affiliated Portfolios than to offer unaffiliated Portfolios.

The Company or the Distributors may directly or indirectly receive 12b-1 fees and additional payments from certain unaffiliated Portfolios, their advisers, sub-advisers, distributors or affiliates, for providing certain administrative, marketing, distribution and/or shareholder support services. These fees and payments range from 0% to 0.60% of the unaffiliated Portfolios’ average daily net assets. The Distributors may also receive payments from the advisers or sub-advisers of the unaffiliated Portfolios or their affiliates for certain distribution services, including expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers’ respective Portfolios.

As a contract owner, you may bear the costs of some or all of these fees and payments through your indirect investment in the Portfolios. (See the Portfolios’ prospectuses for more information.) These fees and payments, as well as the Portfolios’ investment management fees and administrative expenses, will reduce the underlying Portfolios’ investment returns. The Company may profit from these fees and payments. The Company considers the availability of these fees and payment arrangements during the selection process for the underlying Portfolios. These fees and payment arrangements may create an incentive for us to select Portfolios (and classes of shares of Portfolios) that pay us higher amounts.

Some affiliated Portfolios invest in other affiliated Portfolios (the ”EQ Fund of Fund Portfolios”). The EQ Fund of Fund Portfolios offer contract owners a convenient opportunity to invest in other Portfolios that are managed and have been selected for inclusion in the EQ Fund of Fund Portfolios by Equitable IMG. Equitable Advisors, an affiliated broker-dealer of the Company, may promote the benefits of such Portfolios to contract owners and/or suggest that contract owners consider whether allocating some or all of their Total account value to such Portfolios is consistent with their desired investment objectives. In doing so, the Company, and/or its affiliates, may be subject to conflicts of interest insofar as the Company may derive greater revenues from the EQ Fund of Fund Portfolios than certain other Portfolios available to you under your contract. Please see “Allocating your contributions” for more information about your role in managing your allocations.

As described in more detail in the Portfolio prospectuses, the EQ Managed Volatility Portfolios may utilize a proprietary volatility management strategy developed by Equitable IMG (the “EQ volatility management strategy”) and, in addition, certain EQ Fund of Fund Portfolios may invest in affiliated Portfolios that utilize this strategy. The EQ volatility

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management strategy employs various volatility management techniques, such as the use of ETFs or futures and options, to reduce the Portfolio’s equity exposure during periods when certain market indicators indicate that market volatility above specific thresholds set for the Portfolio. When market volatility is increasing above the specific thresholds set for a Portfolio utilizing the EQ volatility management strategy, the adviser of the Portfolio may reduce equity exposure. Although this strategy is intended to reduce the overall risk of investing in the Portfolio, it may not effectively protect the Portfolio from market declines and may increase its losses. Further, during such times, the Portfolio’s exposure to equity securities may be less than that of a traditional equity portfolio. This may limit the Portfolio’s participation in market gains and result in periods of underperformance, including those periods when the specified benchmark index is appreciating, but market volatility is high. It may also impact the value of certain guaranteed benefits, as discussed below.

You should be aware that having the GIB and/or certain other guaranteed benefits limits your ability to invest in some of the variable investment options that would otherwise be available to you under the contract. See “Allocating your contributions” under “Purchasing the Contract” for more information about the investment restrictions under your contract.

Portfolios that utilize the EQ volatility management strategy (or, in the case of certain EQ Fund of Fund Portfolios, invest in other Portfolios that use the EQ volatility management strategy) and investment option restrictions in connection with any guaranteed benefit that include these Portfolios are designed to reduce the overall volatility of your Total account value and provide you with risk-adjusted returns over time. The reduction in volatility helps us manage the risks associated with providing guaranteed benefits during times of high volatility in the equity market. During rising markets, the EQ volatility management strategy, however, could result in your Total account value rising less than would have been the case had you been invested in a Portfolio that does not utilize the EQ volatility management strategy (or, in the case of the EQ Fund of Fund Portfolios, invest exclusively in other Portfolios that do not use the EQ volatility management strategy).
This may effectively suppress the value of guaranteed benefit(s) that are eligible for periodic benefit base resets because your benefit base is available for resets only when your Guaranteed
benefit account value is
higher.
Conversely, investing in investment options that use the EQ volatility management strategy may be helpful in a declining market when high market volatility triggers a reduction in the investment option’s equity exposure because during these periods of high volatility, the risk of losses from investing in equity securities may increase. In these instances, your Total account value may decline less than would have been the case had you not been invested in investment options that use the EQ volatility management strategy.

Please see the underlying Portfolio prospectuses for more information in general, as well as more information about the EQ volatility management strategy. Please further note that certain other affiliated Portfolios, as well as unaffiliated Portfolios, may utilize volatility management techniques that differ from the EQ volatility management strategy. Such techniques could also impact your Total account value and guaranteed benefit(s), if any, in the same manner described above. Please see the Portfolio prospectuses for more information about the Portfolios’ objective and strategies.

Asset Transfer Program
.
 Portfolio allocations in certain of our variable annuity contracts with guaranteed benefits are subject to our Asset Transfer Program (ATP) feature. The ATP helps us manage our financial exposure in connection with providing certain guaranteed benefits, by using predetermined mathematical formulas to move account value between the EQ/Ultra Conservative Strategy Portfolio (an investment option utilized solely by the ATP) and the other Portfolios offered under those contracts. You should be aware that operation of the predetermined mathematical formulas underpinning the ATP has the potential to adversely impact the Portfolios, including their performance, risk profile and expenses. This means that Portfolio investments in contracts with no ATP feature, such as yours, could still be adversely impacted. Particularly during times of high market volatility, if the ATP triggers substantial asset flows into and out of a Portfolio, it could have the following effects on all contract owners invested in that Portfolio:

(a)
By requiring a Portfolio sub-adviser to buy and sell large amounts of securities at inopportune times, a Portfolio’s investment performance and the ability of the sub-adviser to fully implement the Portfolio’s investment strategy could be negatively affected; and

(b)
By generating higher turnover in its securities or other assets than it would have experienced without being impacted by the ATP, a Portfolio could incur higher operating expense ratios and transaction costs than comparable funds. In addition, even Portfolios structured as funds-of-funds that are not available for investment by contract owners who are subject to the ATP could also be impacted by the ATP if those Portfolios invest in underlying funds that are themselves subject to significant asset turnover caused by the ATP. Because the ATP formulas generate unique results for each contract, not all contract owners who are subject to the ATP will be affected by operation of the ATP in the same way. On any particular day on which the ATP is activated, some contract owners may have a portion of their account value transferred to the EQ/Ultra Conservative Strategy Portfolio investment option and others may not. If the ATP causes significant transfers of total account value out of one or more Portfolios, any resulting negative effect on the performance of those Portfolios will be experienced to a greater extent by a contract owner (with or without the ATP) invested in those Portfolios whose account value was not subject to the transfers.

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Guaranteed interest option

The guaranteed interest option is part of our general account and pays interest at guaranteed rates. We discuss our general account under “More information”. Any amounts allocated to the guaranteed interest option will not be included in your Guaranteed benefit account value.

We credit interest daily to amounts in the guaranteed interest option. The minimum rate may vary depending on your contract issue date but it will be shown on the data page for your contract and will never be less than 1.0%. We set current interest rates periodically, based on our sole discretion and according to our procedures that we have in effect at the time. We reserve the right to change these procedures. All interest rates are effective annual rates, but before the deduction of annual administrative charges and any withdrawal charges (if applicable).

We assign an interest rate to each amount allocated to the guaranteed interest option. This rate is guaranteed for a specified period. Therefore, different interest rates may apply to different amounts in the guaranteed interest option.

Generally, contributions and transfers into and out of the guaranteed interest option are limited. See “Transferring your money among the investment options” for restrictions on transfers from the guaranteed interest option.

Account for special dollar cost averaging.
(Series B and L contracts only) The account for special dollar cost averaging is part of our general account. We pay interest at enhanced guaranteed rates in this account for specified time periods. We will credit interest to the amounts that you have in the account for special dollar cost averaging every day. We set the interest rates periodically, based on our discretion and according to the procedures that we have. We reserve the right to change these procedures.

We guarantee to pay our current interest rate that is in effect on the date that your contribution is allocated to this account. Your guaranteed interest rate for the time period you select will be shown in your contract for an initial contribution. The rate will never be less than the lifetime minimum rate for the guaranteed interest option. See “Dollar cost averaging” for rules and restrictions that apply to the account for special dollar cost averaging.

Allocating your contributions

You may allocate your contributions to the
Non-Guaranteed
benefit variable investment options, the guaranteed interest option or one of our Special DCA programs (depending on what series of Retirement Cornerstone
®
you purchase). If you elect a Guaranteed benefit, you may also allocate contributions to the Guaranteed benefit variable investment options or one of our Special DCA programs (depending on what series of Retirement Cornerstone
®
you purchase). Also, we limit the number of variable investment options which you may elect. We may, at any time, exercise our right to terminate transfers to any of the variable investment options.
Only amounts you allocate to the Guaranteed benefit variable investment options and amounts in a Special DCA program designated for future transfers to the Guaranteed benefit variable investment options will fund the Guaranteed benefits you elected. These amounts will be used to calculate your Guaranteed benefit bases and will become part of your Guaranteed benefit account value.

For example:

You purchase a Series B contract with an initial contribution of $100,000 and elect the GIB. You allocate $60,000 to the Guaranteed benefit variable investment options and $40,000 to the
Non-Guaranteed
benefit variable investment options. The $60,000 will be included in your Guaranteed benefit account value and will be used to calculate your Guaranteed benefit base(s). $40,000 will be included in your
Non-Guaranteed
benefit account value.

Allocations must be whole percentages and you may change your allocations at any time. No more than 25% of any contribution to the contract may be allocated to the guaranteed interest option. The total of your allocations into all available investment options must equal 100%. We reserve the right to discontinue, and/or place additional limitations on, contributions and transfers to any of the variable investment options, including the Guaranteed benefit variable investment options. We also reserve the right to discontinue acceptance of contributions into the contract. See “Additional limitations on contributions to the contract” in the table in “How you can purchase and contribute to your contract” under “Purchasing the Contract”.

It is important to note that the contract is between you and the Company. The contract is not an investment advisory account, and the Company is not providing any investment advice or managing the allocations under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to make investment allocations and other decisions under the contract. If your financial professional is with Equitable Advisors, he or she is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract. If your financial professional is a registered representative with a broker-dealer other than Equitable Advisors, you should speak with him or her regarding any different arrangements that may apply.

Custom Selection Rules (applicable to Guaranteed benefit account value only)

For allocations to your Guaranteed benefit account value, you must allocate your contributions and transfers in accordance with our Custom Selection Rules. The Custom Selection Rules require that all of your Guaranteed benefit account value be allocated according to the category and investment option limits described in Appendix “Portfolio Companies available under the contract”. Allocations to the Guaranteed benefit account value may be made through contributions and transfers from your
Non-Guaranteed
benefit account value. Those

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programs are discussed in this section. These Custom Selection Rules do not apply to amounts allocated to your
Non-Guaranteed
benefit account value.

Your Guaranteed benefit account value must be allocated among the Guaranteed benefit variable investment options in the three categories listed in Appendix “Portfolio Companies available under the contract”.

Your contributions in the three categories must also generally be allocated according to the following category and investment option limits.

Category and investment option limits.
The chart below sets forth the general category and investment option limits.

Category

	1. Strategic Allocation	2. Fixed Income	3. Equity

Maximum for category	None (1)	None	60%

Minimum for category	None	40% (2)	None

Maximum for each option	None	None	10% (3)
(1)	If there is any allocation to Category 3, there is a 40% minimum allocation requirement to Category 2, thus limiting the amount that may be allocated to Category 1.
(2)	Applies only if there is any allocation to Category 3.
(3)
GB EQ/400 Managed Volatility and GB EQ/2000 Managed Volatility have a 10% maximum limit individually. GB EQ/Growth Strategy, GB EQ/International Managed Volatility and GB EQ/500 Managed Volatility are not subject to a per fund maximum.

There are no minimum allocations for any one Guaranteed benefit variable investment option. Allocations must be in whole percentages. Your ability to allocate contributions to investment options may be subject to restrictions in certain states. See Appendix “State contract availability and/or variations of certain features and benefits” for more information on state variations of certain features and benefits.

We reserve the right to change our Custom Selection Rules at any time. We also reserve the right to discontinue, and/or place additional limitations on, contributions and transfers into any or all Guaranteed benefit variable investment options, either directly or through one of our Special DCA programs.
If you elect one or more Guaranteed benefits and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract and/or contributions and/or transfers into the Guaranteed benefit variable investment options, you may no longer be able to fund your Guaranteed benefit(s). This means that if you have not yet allocated amounts to the Guaranteed benefit variable investment options, you may not be able to fund your Guaranteed benefit(s).

Possible changes to the Custom Selection Rules.
We may in the future revise the category limits; the categories themselves; the investment option limits; and the variable investment options within each category.

We may in the future revise the category limits, the investment limits, the categories themselves, and the investment options within each category, as well as combine the investment options within the same or in different categories (collectively, “category and investment option limits”).

If we change our Custom Selection Rules, please note the following:

•	Any amounts you have allocated among the Guaranteed benefit variable investment options will not be automatically reallocated to conform with the new Custom Selection Rules.

•	If your allocation instructions on file prior to a change to our Custom Selection Rules do not comply with our new Custom Selection Rules:

—	you will not be automatically required to change your allocation instructions;

—	if you make a subsequent contribution, you will not be required to change your allocation instructions; or

—	if you initiate a transfer, you will be required to change your instructions.

•	Any change to your allocation instructions must comply with our new Custom Selection Rules. Your new allocation instructions will apply to all future transactions, including subsequent contributions, transfers and rebalancing.

Automatic Quarterly Rebalancing
Other than amounts attributable to a Special DCA program that are designated for your Guaranteed benefit variable investment options, your Guaranteed benefit variable investment options will be rebalanced automatically every three months which begins three months from your contract date. Rebalancing will occur on the same day of the month as your contract date. If that date is after the 28th of a month, rebalancing will occur on the first business day of the following month. If the date occurs on a date other than a business day, the rebalancing will occur on the next business day. Rebalancing for the last quarter of a contract year will occur on the contract date anniversary. If this date occurs on a day other than a business day, the rebalance will occur on the business day immediately preceding the contract date anniversary. When we rebalance, we will transfer amounts among the Guaranteed benefit variable investment options so that the percentage of your Guaranteed benefit account value in each option at the end of the rebalancing date matches the most recent allocation instructions that we have received from you. Rebalancing does not assure a profit or protect against loss, so you should periodically review your allocation percentages as your needs change. You may request a rebalancing on the transaction date of a subsequent contribution.

A transfer among the Guaranteed benefit variable investment options does not automatically change your allocation instructions for the rebalancing of your Guaranteed benefit account value on a quarterly basis. This means that upon the next scheduled rebalancing, we will transfer amounts among your Guaranteed benefit variable investment options pursuant to the allocation instructions on file. If you wish to

23

change allocation instructions for the quarterly rebalancing, these instructions must meet current category and investment option limits and must be in writing on a form we provide.

If we change our Custom Selection Rules, your quarterly rebalancing will continue in accordance with your existing allocation instructions, unless you submit new allocation instructions.

If we discontinue contributions and transfers to the Guaranteed benefit variable investment options, we reserve the right to default any subsequent contribution or transfer to the corresponding
Non-Guaranteed
benefit variable investment option, which invests in the same underlying portfolio.

We may offer an optional rebalancing program for amounts allocated to your
Non-Guaranteed
benefit variable investment options and the guaranteed interest option. For more information, see “Rebalancing” in “Transferring your money among investment options”.

Allocation instruction changes.
You may change your instructions for allocations of future contributions. Any revised allocation instructions will also be used for quarterly rebalancing. Any revised allocation instructions must meet the category and investment option limits in place at the time that the instructions are received.

Transfers.
Once you allocate amounts to the Guaranteed benefit variable investment options, such amounts may be transferred among the Guaranteed benefit variable investment options in accordance with our Custom Selection Rules, but may not be transferred to the
Non-Guaranteed
benefit variable investment options. In addition, we may, at any time, exercise our right to limit or terminate transfers into any of the variable investment options. See “Transferring your account value” in “Transferring your money among investment options.”

Credits
(for Series CP
®
contracts)

A credit will also be allocated to your Total account value at the same time that we allocate your contribution. Credits are allocated to the same investment options based on the same percentages used to allocate your contributions. We do not include credits in calculating any of your benefit bases under the contract, except to the extent that any credits are part of the Guaranteed benefit account value, which is used to calculate the Annual Ratchet benefit bases or a
Roll-up
benefit base reset. A credit will not be applied in connection with a partial conversion of a traditional IRA contract to a Roth IRA contract.

The amount of the credit will be either 4% or 5% of each contribution based on your total first-year contributions.

First year total contributions	Credit percentage applied to contributions
Less than $350,000	4%
$350,000 or more	5%
This credit percentage will be credited to your initial contribution and each subsequent contribution made in the first contract year (after adjustment as described below), as well as those in the second and later contract years.
The credit will apply to subsequent contributions only to the extent that the sum of that contribution and prior contributions to which no credit was applied exceeds the total withdrawals made from the contract since the issue date.

For example, assume you make an initial contribution of $100,000 to your contract and your account value is credited with $4,000 (4% x $100,000). After that, you decide to withdraw $7,000 from your contract. Later, you make a subsequent contribution of $3,000. You receive no credit on your $3,000 contribution since it does not exceed your total withdrawals ($7,000). Further assume that you make another subsequent contribution of $10,000. At that time, your account value will be credited with $240 [4% x (10,000 + 3,000 – 7,000)].

Although the credit, as adjusted at the end of the first contract year, will be based upon first year total contributions, the following rules affect the percentage with which contributions made in the first contract year are credited during the first contract year:

•	Indication of intent: If you indicate in the application at the time you purchase your contract an intention to make contributions to equal or exceed $350,000 in the first contract year (the “Expected First Year Contribution Amount”) and your initial contribution is at least $175,000, your credit percentage will be as follows:

—
For any contributions resulting in total contributions to date less than your Expected First Year Contribution Amount, the credit percentage will be the percentage that applies to the Expected First Year Contribution Amount based on the table above.

—
If, at the end of the first contract year, your total contributions were lower than your Expected First Year Contribution Amount such that the credit applied should have been 4%, we will recover any Excess Credit. The Excess Credit is equal to the difference between the credit that was actually applied based on your Expected First Year Contribution Amount (as applicable) and the credit that should have been applied based on first year total contributions. Here, that would be 1%.

—
The “Indication of intent” approach to first year contributions is not available in all states. Please see Appendix “State contract availability and/or variations of certain features and benefits” for more information on state availability.

For example:

In your application, you include an Indication of intent to contribute $350,000 and make an initial contribution of $200,000. You do not make any additional contributions in

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the first contract year. Your account value will initially be credited with $10,000 (5% x $200,000). On your contract date anniversary, your account value will be reduced by $2,000 (1% x $200,000).

•	No indication of intent:

—	For your initial contribution, we will apply the credit percentage based upon the above table.

—
For any subsequent first contract year contribution that results in the higher applicable credit percentage (based on total contributions to date), we will increase the credit percentage applied to that contribution, as well as any prior or subsequent contributions made in the first contract year, accordingly.

In addition to the recovery of any Excess Credits, we will recover all of the credit or a portion of the credit in the following situations:

•	If you exercise your right to cancel the contract, we will recover the entire credit made to your contract (see “Your right to cancel within a certain number of days”). Also, you will not be reimbursed for any charges deducted before cancellation, except in states where we are required to return the amount of your contributions. In states where we are required to return your account value, the amount we return to you upon cancellation will reflect any investment gain or loss in the variable investment options (less the daily charges we deduct) associated with your contributions and the full amount of the credit. See “Charges and expenses” for more information.

•	If you start receiving annuity payments within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years. Please see Appendix “State contract availability and/or variations of certain features and benefits” for more information on state variations.

•	If the owner (or older joint owner, if applicable) dies during the one-year period following our receipt of a contribution to which a credit was applied, we will recover the amount of such credit.

For example:

You make an initial contribution of $100,000 to your contract and your account value is credited with $4,000 (4% x $100,000). If you (i) exercise your right to cancel the contract, (ii) start receiving annuity payments within three years of making the contribution, or (iii) die during the one-year
period following the receipt of the contribution, we will recapture the entire credit and reduce your account value by $4,000.

When we recover any portion of a credit, we take the dollar amount of the credit from your investment options on a pro rata basis. We do not include credits in the calculation of any withdrawal charge. We do not include credits in calculating any of your benefit bases under the contract, except to the extent that any credits are part of the Guaranteed benefit account value, which is used to calculate the Annual Ratchet benefit bases or a
Roll-up
benefit base reset. Credits are included in the assessment of any charge that is based on your account value. Credits are also not considered to be part of your investment in the contract for tax purposes. See “Series CP
®
credits and your Guaranteed minimum death benefit and GIB benefit bases” in “Guaranteed minimum death benefit and Guaranteed income benefit base”.

We use a portion of the mortality and expense risks charge and withdrawal charge to help recover our cost of providing the credit. We expect to make a profit from these charges. See “Charges and expenses”. The charge associated with the credit may, over time, exceed the sum of the credit and any related earnings. While we cannot state with any certainty when this will happen, we believe that it is likely that if you hold your Series CP
®
contract for 20 years, you may be better off in a contract without a credit, and with a lower mortality and expense risk charge. Your actual results will depend on the investment returns on your contract. Therefore, if you plan to hold the contract for an extended period of time, you may wish to consider purchasing a contract that does not include a credit. You should consider this possibility before purchasing the contract.

Inherited IRA beneficiary continuation contract
(Not available for Series CP
®
contracts)

The Inherited IRA beneficiary continuation contract is intended to provide options to beneficiaries in complying with federal income tax rules. There are a number of limitations on who can purchase the contract, how the contract is purchased, and the features that are available under the contract. A prospective purchaser should seek tax advice before making a decision to purchase the contract.

We offer the Inherited IRA beneficiary continuation contract to eligible beneficiaries under individual retirement arrangements (traditional or Roth) where the original individual retirement account or annuity was not issued by the Company. The beneficiary may want to change the investments of the “original IRA” inherited from the now-deceased
IRA owner, but must take post-death required minimum distribution (“RMD”) payments from an IRA that was inherited. The Inherited IRA beneficiary continuation contract has provisions intended to meet post-death RMD rules, which are similar to those of the Beneficiary continuation option (“BCO”) restricted to eligible beneficiaries of contracts issued by the Company. See “Beneficiary continuation option for IRA and Roth IRA contracts” under “Beneficiary continuation option” in “Payment of death benefit”. Further, since the Inherited IRA beneficiary continuation contract is intended to replace the investment originally selected by the now deceased IRA owner, a prospective purchaser should carefully consider the features and investments available under the Inherited IRA beneficiary continuation contract, and the limitations and costs under the contract in comparison with the existing

25

arrangement before making any purchase decision. Finally, the contract may not be available in all states. Please speak with your financial professional for further information.

Who can purchase an Inherited IRA beneficiary continuation contract

The Inherited IRA beneficiary continuation contract is offered only to beneficiaries of contracts not issued by us as follows:

•	beneficiaries of IRAs who are individuals (“IRA beneficiaries”); and

•	eligible
non-spousal
individual beneficiaries of deceased plan participants in qualified plans, 403(b) plans and governmental employer 457(b) plans (“Non-spousal Applicable Plan beneficiaries”). The purpose is to enable such beneficiaries to elect certain post-death RMD payment choices available to them under federal income tax rules, which may not be offered under the Applicable Plan.

Certain trusts with only individual beneficiaries are treated as individuals and are eligible to purchase the Inherited IRA beneficiary continuation contract if such trust is either an IRA beneficiary or a
Non-spousal
Applicable Plan beneficiary.

How an Inherited IRA beneficiary continuation contract is purchased

IRA Beneficiary.
A traditional Inherited IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary’s interest under the deceased owner’s original traditional IRA. An Inherited Roth IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary’s interest under the deceased owner’s original Roth IRA. In this discussion, “you” refers to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as beneficiary of the original traditional or Roth IRA, and not in his/her own right. For this reason, the contract must also contain the name of the deceased owner.

Non-spousal
Applicable Plan beneficiary.
In the case of a
non-spousal
beneficiary under a deceased plan participant’s Applicable Plan, the Inherited IRA can only be purchased by a direct rollover of the death benefit under the Applicable Plan. In this discussion, “you” refers to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as beneficiary of the deceased plan participant, and not in his/her own right. For this reason, the contract must also contain the name of the deceased plan participant. In this discussion, references to “deceased owner” include “deceased plan participant”; references to “original IRA” include “the deceased plan participant’s interest or benefit under the Applicable Plan”, and references to “individual beneficiary of a traditional IRA” include “individual non-spousal
beneficiary under an Applicable Plan.”
Limitations on certain features under the Inherited IRA beneficiary continuation contract

This contract is intended only for beneficiaries who want to take payments at least annually over their life expectancy. These payments generally must begin no later than December 31st of the calendar year following the year the deceased owner died. Beneficiaries who do not want to take annual scheduled payments and want to wait until the 5th year after death to withdraw the entire amount of the Inherited IRA funds should not purchase this contract. Because of the contract’s focus on payments, certain features noted below more suitable to long-term accumulation vehicles are not available under this contract.

When the Inherited IRA beneficiary continuation contract is owned by an IRA beneficiary:

•	The Inherited IRA beneficiary continuation contract can be purchased even though you have already begun taking post-death RMD payments of your interest as a beneficiary from the deceased owner’s original IRA. You should discuss with your own tax adviser when payments must begin or must be made.

•	The initial contribution must be a direct transfer from the deceased owner’s original IRA and is subject to minimum contribution amounts. See “Rules regarding contributions to your contract” in “Appendix Rules regarding contributions to your contract” for more information.

•	Any subsequent contribution must be direct transfers of your interest as a beneficiary from another IRA with a financial institution other than the Company, where the deceased owner is the same as under the original IRA contract.

•	The Inherited IRA contract is designed to pay you at least annually (but you can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner’s death and determined on a term certain basis. However, for certain Inherited IRAs, if you maintain another IRA of the same type (traditional or Roth) of the same deceased owner and you are also taking distributions over your life from that inherited IRA, you may qualify to take an amount from that other inherited IRA which would otherwise satisfy the amount required to be distributed from our Inherited IRA contract. If you choose not to take a payment from your Inherited IRA contract in any year, you must notify us in writing before we make the payment from the Inherited IRA contract, and we will not make any future payment unless you request in writing a reasonable time before we make such payment. If you choose to take a required payment from another inherited IRA, you are responsible for calculating the appropriate amount and reporting it on your income tax return. Please feel free to speak with your financial professional, or call our processing office, if you have any questions.

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When the Inherited IRA beneficiary continuation contract is owned by a
Non-spousal
Applicable Plan beneficiary:

•	The initial contribution must be a direct rollover from the deceased plan participant’s Applicable Plan and is subject to minimum contribution amounts. See “Rules regarding contributions to your contract” in “Appendix Rules regarding contributions to your contract” for more information.

•	There are no subsequent contributions.

•	You must receive payments at least annually (but can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner’s death and determined on a term certain basis.

•	You must receive payments from the Inherited IRA contract even if you are receiving payments from another IRA derived from the deceased plan participant.

Features of the Inherited IRA beneficiary continuation contract which apply to either type of owner:

•	The beneficiary of the original IRA (or the
Non-spousal
Applicable Plan beneficiary) will be the annuitant under the Inherited IRA beneficiary continuation contract. In the case where the beneficiary is a “see-through trust,” the oldest beneficiary of the trust will be the annuitant.

•	An Inherited IRA beneficiary continuation contract is not available for owners over age 70.

•	You may make transfers among the investment options, as permitted.

•	You may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300. Withdrawal charges will apply as described in “Charges and expenses”.

•	If you have elected the Return of Principal death benefit or the Annual Ratchet to age 85 death benefit, amounts withdrawn from the contract to meet RMDs will reduce the benefit base and may limit the utility of the benefit(s).

•	The GIB, the “Greater of” death benefit, Spousal continuation, automatic investment program, automatic payment plans and systematic withdrawals are not available under the Inherited IRA beneficiary continuation contract.

•	Upon your death, your beneficiary has the option to continue taking RMDs based on your remaining life expectancy or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment. If your beneficiary elects to continue to take distributions, withdrawal charges (if applicable) will no longer apply. If you had elected a Guaranteed minimum death benefit, it will no longer be in effect and any applicable charge for such benefit will stop.

•	When you die, we will pay your beneficiary the Non-Guaranteed benefit account value and the greater of the Guaranteed benefit account value or the applicable death benefit.

Your right to cancel within a certain number of days

This is provided for informational purposes only.
Since the contracts are no longer available to new purchasers, this cancellation provision is no longer applicable.

If for any reason you are not satisfied with your contract, you may return it to us for a refund. To exercise this cancellation right you must mail the contract, with a signed letter of instruction electing this right, to our processing office within 10 days after you receive it. If state law requires, this “free look” period may be longer. Other state variations may apply. Please contact your financial professional and/or see Appendix “State contract availability and/or variations of certain features and benefits” to find out what applies in your state.

Generally, your refund will equal your Total account value under the contract on the day we receive notification of your decision to cancel the contract and will reflect (i) any investment gain or loss in the variable investment options (less the daily charges we deduct), (ii) any guaranteed interest in the guaranteed interest option, and (iii) any interest in the account for special dollar cost averaging (if applicable), through the date we receive your contract. Some states, however, require that we refund the full amount of your contribution (not reflecting (i), (ii) or (iii) above). For any IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution.

For Series CP
®
contract owners, please note that you will forfeit the credit by exercising this right of cancellation.

We may require that you wait six months before you may apply for a contract with us again if:

•	you cancel your contract during the free look period; or

•	you change your mind before you receive your contract whether we have received your contribution or not.

Please see “Tax information” for possible consequences of cancelling your contract.

If you fully convert an existing traditional IRA contract to a Roth IRA contract, you may cancel your Roth IRA contract and return to a traditional IRA contract, whichever applies. Our processing office, or your financial professional, can provide you with the cancellation instructions.

In addition to the cancellation right described above, you have the right to surrender your contract, rather than cancel it. Please see “Surrendering your contract to receive its cash value”. Surrendering your contract may yield results different than canceling your contract, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the contract. Please see “Tax information”.

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2.
Benefits available under the contract

Summary of Benefits

The following tables summarize important information about the benefits available under the contract.

Death Benefits

These death benefits are available during the accumulation phase:

Name of Benefit	Purpose	Standard/ Optional	Annual Fee		Brief Description of Restrictions/Limitations
			Max	Current
Return of Principal Death Benefit	Guarantees beneficiaries will receive a benefit at least equal to your contributions less adjusted withdrawals.	Optional	No Additional Charge		• Available only at contract purchase • Withdrawals could significantly reduce or terminate benefit
Annual Ratchet Death Benefit	Locks in highest adjusted anniversary account value as minimum death benefit.	Optional	0.25% (1)		• Available only at contract purchase • Withdrawals could significantly reduce or terminate benefit
“Greater of” Death Benefit	Guarantees the beneficiaries will receive at least the greater the Roll-up benefit base and the benefit base and Annual Ratchet benefit base.	Optional	1.05% (1)	0.90% (1)	• Restricted to owners of certain ages • Available only at contract purchase • Excess withdrawals could significantly reduce or terminate benefit • Subject to restrictions on investment options

(1)	Expressed as an annual percentage of the benefit base.

Living Benefit

This living benefit is available during the accumulation phase:

Name of Benefit	Purpose	Standard/ Optional	Annual Fee		Brief Description of Restrictions/Limitations
			Max	Current
Guaranteed income benefit (GIB)	Guarantees a minimum annuitization value to provide lifetime retirement income.	Optional	1.20% (1)	0.90% (1)	• Restricted to owners of certain ages • Excess withdrawals could significantly reduce or terminate benefit • Subject to restrictions on investment options

(1)	Expressed as an annual percentage of the benefit base.

Other Benefits

These other benefits are available during the accumulation phase:

Name of Benefit	Purpose	Standard/ Optional	Annual Fee		Brief Description of Restrictions/Limitations
			Max	Current
Rebalancing Option I (1) and Option II (2)	Periodically rebalance to your desired asset mix.	Optional	No Charge		• Not generally available with DCA • Account value in the Guaranteed Benefit account cannot be rebalanced
Dollar Cost Averaging (special DCA, general DCA, and Investment Simplifer)	Transfer account value to selected investment options on a regular basis to potentially reduce the impact of market volatility.	Optional	No Charge		• Not generally available with Rebalancing

(1)	Option I allows you to rebalance your Investment account value among the Investment account variable investment options.

(2)	Option II allows you to rebalance your Investment account value among the Investment account variable investment options and the guaranteed interest option.

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Death benefits

For the purposes of determining the death benefit under the contract, we treat your
Non-Guaranteed
benefit account value and any guaranteed minimum death benefit separately.

The death benefit in connection with your
Non-Guaranteed
benefit account value is equal to your
Non-Guaranteed
benefit account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and any required information and forms necessary to effect payment.

Guaranteed minimum death benefits

At issue, you may elect one of our optional Guaranteed minimum death benefit options in connection with the Guaranteed benefit account value:

•	Return of Principal death benefit (there is no additional charge for this benefit); or

•	Annual Ratchet death benefit (the current charge for this benefit is 0.25%); or

•	The “Greater of” death benefit (the current charge for this benefit is 0.90%).

The “Greater of” death benefit can only be elected in combination with the GIB and you are age
20-75
(20-70
for Series CP
®
). The Return of Principal death benefit and the Annual Ratchet death benefit are available with or without the GIB if you are age
0-75
(0-70
for Series CP
®
). The Annual Ratchet death benefit and “Greater of” death benefit are available at an additional charge.

If you elect a Guaranteed minimum death benefit, you can allocate your contributions to any of the following:

•	Guaranteed benefit variable investment options;

•	Non-Guaranteed benefit variable investment options;

•	Guaranteed interest option;

•	the account for special money market dollar cost averaging (Series C and CP ® contracts only); and

•	the account for special dollar cost averaging (Series B and L contracts only).

Only amounts you allocate to the Guaranteed benefit variable investment options and a Special DCA program designated for the Guaranteed benefit variable investment options will fund the Guaranteed benefits. These amounts will be included in your Guaranteed benefit base(s) and will become part of your Guaranteed benefit account value.

Your death benefit is equal to your Guaranteed benefit account value as of the date we receive satisfactory proof of the owner’s (or older joint owner’s, if applicable) death, any required instructions for the method of payment, and any required information and forms necessary to effect payment, or your applicable Guaranteed minimum death benefit on the date of the owner’s (or older joint owner’s, if applicable) death, adjusted for subsequent withdrawals (and any withdrawal charges), whichever provides the higher amount.
Your Guaranteed minimum death benefit is equal to its corresponding benefit base described in “Guaranteed minimum death benefit and Guaranteed income benefit base.”

Once you have made your Guaranteed minimum death benefit election, you may drop it but you cannot otherwise change your election. If you drop your Guaranteed minimum death benefit, your GIB will be dropped automatically. For more information see “Dropping a Guaranteed benefit”.

If you change ownership of the contract, generally the Guaranteed minimum death benefit will automatically terminate, except under certain circumstances. See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information” for more information.

The Guaranteed minimum death benefits are subject to state availability (see Appendix “State contract availability and/or variations of certain features and benefits” for state availability of these benefits) and your age at contract issue.

For contracts with
non-natural
owners, the available death benefits are based on the annuitant’s age.

If you elect the “Greater of” death benefit, your
Roll-Up
benefit base will be eligible for resets. See “GIB
Roll-up
benefit base and
Roll-up
to age 85 benefit base reset”.

Please see both “Effect of your account values falling to zero” in “Determining your contract’s value” and “How withdrawals affect your Guaranteed benefits” and the section entitled “Charges and expenses” for more information on these Guaranteed benefits.

See Appendix “Guaranteed benefit base examples” for examples of how the Guaranteed minimum death benefits work.

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. See “Guaranteed benefit offers” for more information.

Payment of Death Benefit

Your beneficiary and payment of benefit

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time while you are alive and the contract is in force. The change will be effective as of the date the written request is executed, whether or not you are living on the date the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We will send you a written confirmation when we receive your request.

Under jointly owned contracts, the surviving owner is considered the beneficiary, and will take the place of any other beneficiary. Under a contract with a non-natural
owner that has joint annuitants, the surviving annuitant is considered the beneficiary, and will take the place of any other beneficiary. In a QP contract, the beneficiary must be the plan trust. Where an NQ contract is owned for the benefit of a minor

29

pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act, the beneficiary must be the estate of the minor. Where an IRA contract is owned in a custodial individual retirement account, the custodian must be the beneficiary.

The death benefit in connection with your
Non-Guaranteed
benefit account value is equal to your
Non-Guaranteed
benefit account value as of the date we receive satisfactory proof of the owner’s (or older joint owner’s, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require. For Series CP
®
contracts, the account value used to determine the death benefit will first be reduced by the amount of any credits applied in the one-year
period prior to the owner’s (or older joint owner’s, if applicable) death.

The death benefit in connection with any amount in your Guaranteed benefit account value is equal to your Guaranteed benefit account value or, if greater, the applicable Guaranteed minimum death benefit. We determine the amount of the death benefit (other than the applicable Guaranteed minimum death benefit), as of the date we receive satisfactory proof of the owner’s (or older joint owner’s, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require. However, this is not the case if the beneficiary of your contract is your spouse and he or she decides to roll over the death benefit to another contract issued by us. See “Effect of the owner’s death”. For Series CP
®
contracts, the account value used to determine the death benefit will first be reduced by the amount of any credits applied in the one-year
period prior to the owner’s (or older joint owner’s, if applicable) death. The amount of the applicable Guaranteed minimum death benefit will be such Guaranteed minimum death benefit as of the date of the owner’s (or older joint owner’s, if applicable) death adjusted for any subsequent withdrawals. Payment of the death benefit terminates the contract.

When we use the terms “owner” and “joint owner”, we intend these to be references to “annuitant” and “joint annuitant”, respectively, if the contract has a non-natural
owner. If the contract is jointly owned or is issued to a
non-natural
owner, the death benefit is payable upon the death of the older joint owner or older joint annuitant, as applicable.

Subject to applicable laws and regulations, you may impose restrictions on the timing and manner of the payment of the death benefit to your beneficiary. For example, your beneficiary designation may specify the form of death benefit payout (such as a life annuity), provided the payout you elect is one that we offer both at the time of designation and when the death benefit is payable. In general, the beneficiary will have no right to change the election. However, you should be aware that (i) in accordance with current federal income tax rules, we apply a predetermined death benefit annuity payout election only if payment of the death benefit amount begins within one year following the date of death, which payment may not occur if the beneficiary has failed to provide all required information before the end of that period, (ii) we will not apply the predetermined death benefit payout election if doing so would violate any federal income tax rules or any other applicable law, and (iii) a beneficiary or a successor owner who continues the contract under one of the continuation options described below will have the right to change your annuity payout election.

In general, if the annuitant dies, the owner (or older joint owner, if applicable) will become the annuitant, and the death benefit is not payable. If the contract had joint annuitants, it will become a single annuitant contract.

Effect of the owner’s death

In general, if the owner dies while the contract is in force, the contract terminates and the applicable death benefit is paid. If the contract is jointly owned, the death benefit is payable upon the death of the older owner. If the contract has a non-natural
owner, the death benefit is payable upon the death of the annuitant.

There are various circumstances, however, in which the contract can be continued by a successor owner or under a Beneficiary continuation option (“BCO”). For contracts with spouses who are joint owners, the surviving spouse will automatically be able to continue the contract under the “Spousal continuation” feature or under our Beneficiary continuation option, as discussed below. For contracts with non-spousal
joint owners, the joint owner will be able to continue the contract as a successor owner subject to the limitations discussed under “Non-spousal joint owner contract continuation.”

If you are the sole owner, your surviving spouse may have the option to:

•	take the death benefit proceeds in a lump sum;

•	continue the contract as a successor owner under “Spousal continuation” (if your spouse is the sole primary beneficiary) or under our Beneficiary continuation option, as discussed below; or

•	roll the death benefit proceeds over into another contract.

If your surviving spouse rolls over the death benefit proceeds into a contract issued by us, the amount of the death benefit will be calculated as of the date we receive all requirements necessary to issue your spouse’s new contract. Any death proceeds will remain invested in this contract until your spouse’s new contract is issued. The amount of the death benefit will be calculated to equal the greater of the account value (as of the date your spouse’s new contract is issued) and the applicable guaranteed minimum death benefit (as of the date of your death). This means that the death benefit proceeds could vary up or down, based on investment performance, until your spouse’s new contract is issued.

If the surviving joint owner is not the surviving spouse, or, for single owner contracts, if the beneficiary is not the surviving spouse, federal income tax rules generally require payments

30

of amounts under the contract to be made within five years of an owner’s death (the
“5-year
rule”). In certain cases, an individual beneficiary or
non-spousal
surviving joint owner may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the owner’s death. Any such election must be made in accordance with our rules at the time of death. If the beneficiary of a contract with one owner or a younger non-spousal
joint owner continues the contract under the
5-year
rule, in general, all Guaranteed benefits and their charges will end. For more information on non-spousal
joint owner contract continuation, see the section immediately below.

Non-spousal
joint owner contract continuation

Upon the death of either owner, the surviving joint owner becomes the sole owner.

Any death benefit (if the older owner dies first) or cash value (if the younger owner dies first) must be fully paid to the surviving joint owner within five years. The surviving owner may instead elect to receive a life annuity, provided payments begin within one year of the deceased owner’s death. If the life annuity is elected, the contract and all benefits terminate.

If the older owner dies first, we will increase the account value to equal the Guaranteed minimum death benefit, if higher. The surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years and any GIB and charge will be terminated; or (4) continue the contract under the Beneficiary continuation option. For Series CP
®
contracts, if any contributions are made during the
one-year
period prior to the owner’s death, the account value will first be reduced by any credits applied to any such contributions.

If the contract continues, any Guaranteed minimum death benefit and associated charge will be discontinued. Withdrawal charges, if applicable, will no longer apply, and no subsequent contributions will be permitted.

If the younger owner dies first, the surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option. If the contract continues under the
“5-year
rule”, the death benefit is not payable and the Guaranteed minimum death benefit, if applicable, will continue without change. In general, the GIB and charge will be discontinued. Withdrawal charges, if applicable, will continue to apply and no subsequent contributions will be permitted.

Spousal continuation

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, your spouse may elect to continue the contract as successor owner upon your death. Spousal beneficiaries (who are not also joint owners) must be 85 or younger as of the date of the deceased spouse’s death in order to continue the contract under Spousal continuation. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.

Upon your death, the younger spouse joint owner (for NQ contracts only) or the spouse beneficiary (under a Single owner contract), may elect to receive the death benefit, continue the contract under our Beneficiary continuation option or continue the contract, as follows:

•	In general, withdrawal charges will no longer apply to contributions made before your death. Withdrawal charges if applicable will apply if subsequent contributions are made.

•	The applicable Guaranteed minimum death benefit option may continue as follows:

—
If the surviving spouse is age 75 or younger on the date of your death, and you were age 84 or younger at death, the Guaranteed minimum death benefit you elected continues and will continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85. The charge for the applicable Guaranteed minimum death benefit will continue to apply, even after the Guaranteed minimum death benefit no longer rolls up or is no longer eligible for resets.

—
If the surviving spouse is age 75 or younger on the date of your death, and you were age 85 or older at death, we will reinstate the Guaranteed minimum death benefit you elected. The benefit base (which had previously been frozen at age 85) will now continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85. The charge for the applicable Guaranteed minimum death benefit will continue to apply, even after the Guaranteed minimum death benefit no longer rolls up or is no longer eligible for resets.

—
If the Guaranteed minimum death benefit continues, the
Roll-up
benefit base reset, if applicable, will be based on the surviving spouse’s age. The next available reset will continue to be based on the contract issue date.

—	If the surviving spouse is age 76 or over on the date of your death, any applicable Guaranteed minimum death benefit will be frozen, which means:

∎
On the date your spouse elects to continue the contract, the value of the Guaranteed minimum death benefit will be set to equal the amount of the Guaranteed minimum death benefit base on the date of your death. If your Total account value is higher than the Guaranteed minimum death benefit base on the date of your death,

31

the Guaranteed minimum death benefit base will not be increased to equal your Total account value.

∎	The Guaranteed minimum death benefit will no longer be eligible to increase, other than by the dollar amount of any subsequent contributions to the Guaranteed benefit account by your surviving spouse, and will be subject to pro rata reduction for any subsequent withdrawals.

∎	The charge for the Guaranteed minimum death benefit will be discontinued.

∎	Upon the death of your spouse, the beneficiary will receive, as of the date of death, the greater of the Total account value and the value of the Guaranteed minimum death benefit.

—
In all cases, whether the Guaranteed minimum death benefit continues or is discontinued, if your Total account value is lower than the Guaranteed minimum death benefit base on the date of your death, your Total account value will
be increased
to equal the Guaranteed minimum death benefit base.

The GIB may continue, as follows:

•	If the surviving spouse is the older spouse, GIB and the charge continues with no change.

•	If the surviving spouse is the younger spouse, and Lifetime GIB payments have not begun, GIB and the charge continue, as follows:

—
The surviving spouse may contribute and/or transfer money to the Guaranteed benefit variable investment options up until the contract date anniversary following age 75 (age 71 for contributions to Series CP
®
contracts).

—	The GIB Roll-up benefit base and the Annual Ratchet benefit base will continue to roll up and ratchet until the contract maturity date or the surviving spouse’s age 95, whichever is earlier.

•	If the surviving spouse is the younger spouse, and the Lifetime GIB payments have begun, payment will continue to the younger spouse only if the payments were being made on a joint life basis.

•	If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

Where an NQ contract is owned by a Living Trust, as defined in the contract, and at the time of the annuitant’s death the annuitant’s spouse is the sole beneficiary of the Living Trust, the Trustee, as owner of the contract, may request that the spouse be substituted as annuitant as of the date of the annuitant’s death. No further change of annuitant will be permitted.
Where an IRA contract is owned in a custodial individual retirement account, and your spouse is the sole beneficiary of the account, the custodian may request that the spouse be substituted as annuitant after your death.

For jointly owned NQ contracts, if the younger spouse dies first no death benefit is paid, and the contract continues as follows:

•	The Guaranteed benefits continue to be based on the older spouse’s age for the life of the contract.

•	If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

•	The withdrawal charge schedule, if applicable, remains in effect.

If you divorce, Spousal continuation does not apply.

Beneficiary continuation option

This feature permits a designated individual, on the contract owner’s death, to maintain a contract with the deceased contract owner’s name on it and receive distributions under the contract, instead of receiving the death benefit in a single sum. We make this option available to beneficiaries under traditional IRA, Roth IRA and NQ contracts, subject to state availability. Depending on the beneficiary, this option may be restricted or may no longer be available for deaths after December 31, 2019, the changes made by the Setting Every Community Up for Retirement Enhancement Act (“SECURE Act”) enacted at the end of 2019. Please speak with your financial professional or see Appendix “State contract availability and/or variations of certain features and benefits” for further information.

Where an IRA contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity contract, using the account beneficiary as the annuitant. Depending on the beneficiary, this option may be restricted or may no longer be available for deaths after December 31, 2019, due to the changes made by the SECURE Act. Please speak with your financial professional for further information.

Beneficiary continuation option for traditional IRA and Roth IRA contracts only.
The beneficiary continuation option must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option. If the election is made, then, as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the beneficiary continuation option feature, we will increase the Guaranteed benefit account value to equal the applicable death benefit if such death benefit is greater than such account value, adjusted for any subsequent withdrawals. For Series CP
®
contracts, the account value will first be reduced by any credits applied in the one-year
period prior to the owner’s death.

32

For deaths after December 31, 2019, only specified individuals who are “eligible designated beneficiaries” or “EDBs” may stretch post-death payments over the beneficiary’s life expectancy. See “required minimum distributions after your death” under “Tax Information.” Individual beneficiaries who do not have EDB status (including beneficiaries named by the original beneficiary to receive any remaining interest after the death of the original beneficiary) must take out any remaining interest in the IRA or plan within 10 years of the applicable death. Trusts for individuals which would be considered as “see-through” trusts under the rules prior to January 1, 2020 no longer qualify to elect the beneficiary continuation option, except under narrowly defined circumstances.

Under the beneficiary continuation option for IRA and Roth IRA contracts:

•	The contract continues with your name on it for the benefit of your beneficiary.

•	The beneficiary replaces the deceased owner as annuitant.

•	This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.

•	If there is more than one beneficiary, each beneficiary’s share will be separately accounted for. It will be distributed over the beneficiary’s own life expectancy, if payments over life expectancy are chosen.

•	The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

•	The beneficiary may make transfers among the
Non-Guaranteed
benefit variable investment options and the guaranteed interest option (subject to our rules) but no subsequent contributions will be permitted.

•	The Guaranteed benefit variable investment options will no longer be available and no value can be allocated to those investment options.

•	If any Guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.

•	The beneficiary may choose at any time to withdraw all or a portion of the account value and no withdrawal charges, if any, will apply.

•	Any partial withdrawal must be at least $300.

•	Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.

•	Upon the death of your beneficiary, the following distribution rules will apply to the subsequent beneficiary named by your beneficiary: (1) if your beneficiary is an EDB or you died on or before December 31, 2019, the subsequent beneficiary must withdraw any remaining amount within ten years of your beneficiary’s death; or (2) if your beneficiary is not an EDB, the subsequent beneficiary must withdraw any remaining amount within 10 years of your death. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

Beneficiary continuation option for NQ contracts only.
This feature, also known as Inherited annuity, may only be elected when the NQ contract owner dies before the annuity maturity date, whether or not the owner and the annuitant are the same person. For purposes of this discussion, “beneficiary” refers to the successor owner. This feature must be elected within 9 months following the date of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary’s life expectancy, determined on a term certain basis and in the year payments start. These payments must begin no later than one year after the date of your death and are referred to as “scheduled payments.” The beneficiary may choose the
“5-year
rule” instead of scheduled payments over life expectancy. If the beneficiary chooses the
5-year
rule, there will be no scheduled payments. Under the
5-year
rule, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by the fifth anniversary of your death.

Under the beneficiary continuation option for NQ contracts:

•	This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals.

•	The beneficiary automatically replaces the existing annuitant.

•	The contract continues with your name on it for the benefit of your beneficiary.

•	If there is more than one beneficiary, each beneficiary’s share will be separately accounted for. It will be distributed over the respective beneficiary’s own life expectancy, if scheduled payments are chosen.

•	The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

•	The beneficiary may make transfers among the Non-Guaranteed benefit variable investment options but no subsequent contributions will be permitted.

•	The Guaranteed benefit variable investment options will no longer be available and no value can be allocated to those investment options.

•	If any Guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.

•	If the beneficiary chooses the “5-year rule,” withdrawals may be made at any time. If the beneficiary instead

33

chooses scheduled payments, the beneficiary may also take withdrawals, in addition to scheduled payments, at any time.

•	Any partial withdrawals must be at least $300.

•	Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract on the beneficiary’s death.

•	Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to receive any remaining interest in the contract in a lump sum. We will pay any remaining interest in the contract in a lump sum if your beneficiary elects the
5-year
rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

If the deceased is the owner or the older joint owner:

•	As of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the Guaranteed benefit account value to equal the applicable death benefit if such death benefit is greater than such Guaranteed benefit account value adjusted for any subsequent withdrawals. For Series CP
®
contracts, the account value will first be reduced by any credits applied in a one-year
period prior to the owner’s death.

•	No withdrawal charges, if applicable, will apply to any withdrawals by the beneficiary.

If the deceased is the younger
non-spousal
joint owner:

•	The account value will not be reset to the death benefit amount.

•	The contract’s withdrawal charge schedule, if applicable, will continue to be applied to any withdrawal or surrender other than scheduled payments; the contract’s free withdrawal amount will continue to apply to withdrawals but does not apply to surrenders.

•	We do not impose a withdrawal charge on scheduled payments except if, when added to any withdrawals previously taken in the same contract year, including for this purpose a contract surrender, the total amount of withdrawals and scheduled payments exceed the free withdrawal amount. See the “Withdrawal charges” in “Charges and expenses”, if applicable.

A surviving spouse should speak to his or her tax professional about whether Spousal continuation or the Beneficiary continuation option is appropriate for him or her. Factors to consider include but are not limited to the surviving spouse’s age, need for immediate income and a desire to continue any Guaranteed benefits under the contract.
Living Benefits

Guaranteed income benefit

This section describes the Guaranteed income benefit (“GIB”).

The GIB is an optional benefit, which is available to owners ages
20-75
(ages
20-70
for Series CP
®
). If the contract is jointly owned, the GIB availability is based on the older owner’s age. GIB must be elected at issue.

The current charge for this benefit is 0.90%.

The GIB may be elected in combination with the Return of Principal death benefit, Annual Ratchet death benefit or the “Greater of” death benefit.

The GIB guarantees, subject to certain restrictions, annual lifetime payments (“Lifetime GIB payments”), and allows you to take certain withdrawals prior to the beginning of your Lifetime GIB payments that do not reduce your GIB benefit base, provided your GIB
Roll-up
benefit base exceeds your Annual ratchet to age 95 benefit base at the time of the withdrawal. This benefit provides a minimum guarantee that may never come into effect.

The Lifetime GIB payments, which will begin at the earliest of:

(i)	the contract date anniversary following the date your Guaranteed benefit account value falls to zero (except as the result of an Excess withdrawal);

(ii)	the contract date anniversary following your 95th birthday; and

(iii)	your contract’s maturity date.

See “Lifetime GIB payments”.

A withdrawal from your Guaranteed benefit account value in the first contract year will reduce your GIB
Roll-up
benefit base on a pro rata basis. Beginning in the second contract year, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GIB
Roll-up
benefit base. Withdrawals in excess of your Annual withdrawal amount will reduce your GIB
Roll-up
benefit base on a pro rata basis. See “Annual withdrawal amount”.

Please remember that the GIB
Roll-up
benefit base is only one component of the GIB benefit base. The GIB benefit base is equal to the greater of the GIB
Roll-up
benefit base and the Annual Ratchet to age 95 benefit base. If the Annual Ratchet to age 95 benefit base is greater than the GIB
Roll-up
benefit base at the time of a withdrawal, your GIB benefit base will be reduced on a pro rata basis. This means that even if your GIB
Roll-up
benefit is not reduced as a result of the withdrawal, the same withdrawal could reduce your GIB benefit base. See “How withdrawals affect your Guaranteed benefits”.

34

If you elect the GIB, you can allocate your contributions to any of the following:

•	Guaranteed benefit variable investment options;

•	Non-Guaranteed benefit variable investment options;

•	Guaranteed interest option;

•	the account for special dollar cost averaging (Series B and L contracts only); and

•	the account for special money market dollar cost averaging (Series CP ® and C contracts only).

Only amounts you allocate to the Guaranteed benefit variable investment options and amounts in a Special DCA program designated for the Guaranteed benefit variable investment options will fund the Guaranteed benefits. These amounts will be included in your Guaranteed benefit base(s) and will become part of your Guaranteed benefit account value.

For example:

You purchase a Retirement Cornerstone
®
Series contract with an initial contribution of $100,000 and allocate $60,000 to the Guaranteed benefit variable investment options and $40,000 to the
Non-Guaranteed
benefit variable investment options. Your initial Guaranteed minimum death benefit base will be $60,000.

You can allocate money to the Guaranteed benefit variable investment options immediately or at some later date.

See “GIB benefit base” for more information on how your benefit base works. Please note that all allocations must comply with our Custom Selection Rules. See “Allocating your contributions”.

Your GIB
Roll-up
benefit base will automatically reset every three contract years up to your 95th birthday. See “GIB
Roll-up
benefit base and
Roll-up
to age 85 benefit base reset”.

There is an additional charge for the GIB which is described under “Guaranteed income benefit charge” in “Charges and expenses”. If you decide to drop your GIB, any optional Guaranteed death benefit will also terminate. See “Dropping a Guaranteed benefit” for more information.

If you elect the GIB and change ownership of the contract, this benefit will automatically terminate, except under certain circumstances. See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information,” for more information. As such, the benefit base(s) cannot be split or divided in any proportion in connection with a divorce.

The Guaranteed income benefit should be regarded as a safety net only.

Annual withdrawal amount

(Applicable prior to the beginning of Lifetime GIB payments)

Your Annual withdrawal amount is calculated on the first day of each contract year, and is equal to:
•	the Annual Roll-up rate in effect at the time, multiplied by

•	the GIB Roll-up benefit base as of the most recent contract date anniversary.

Beginning in the second contract year, if your Lifetime GIB payments have not begun, you may withdraw up to your Annual withdrawal amount without reducing your GIB
Roll-up
benefit base.

Beginning in the second contract year until age 86, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your
Roll-up
to age 85 benefit base. Beginning at age 86, withdrawals will reduce your
Roll-up
to age 85 benefit base on a
dollar-for-dollar
basis up to your Annual withdrawal amount.

A withdrawal from your Guaranteed benefit account value in the first contract year, will reduce the
Roll-up
benefit bases on a pro rata basis. A withdrawal in excess of your Annual withdrawal amount will always reduce the
Roll-up
benefit bases on a pro rata basis. This is referred to as an “Excess withdrawal”. For an example of a pro rata reduction, see “How withdrawals affect your Guaranteed benefits”.

Please remember that the GIB
Roll-up
benefit base is only one component of the GIB benefit base. The GIB benefit base is equal to the greater of the GIB
Roll-up
benefit base and the Annual Ratchet to age 95 benefit base. If the Annual Ratchet to age 95 benefit base is greater than the GIB
Roll-up
benefit base at the time of a withdrawal, your GIB benefit base will be reduced on a pro rata basis. This means that even if your GIB
Roll-up
benefit is not reduced as a result of the withdrawal, the same withdrawal could reduce your GIB benefit base.

For more information, see “Example of how your Annual withdrawal amount; Annual
Roll-up
amount and annual benefit base adjustment; and the effect of an Excess withdrawal is calculated”. See also “How withdrawals affect your Guaranteed benefits” and see Appendix “Examples of how withdrawals affect your Guaranteed benefit bases” for examples of how withdrawals affect your Annual withdrawal amount.

Your Annual withdrawal amount is based solely on your GIB
Roll-up
benefit base; it is not impacted by your Annual Ratchet to age 95 benefit base.

Your Annual withdrawal amounts are not cumulative. If you withdraw less than your Annual withdrawal amount in any contract year, you may not add the remainder to your Annual withdrawal amount in any subsequent year. Your Annual withdrawal amount may be more than or less than your Lifetime GIB payments. See “Lifetime GIB payments”.

Annual
Roll-up
rate

The Annual
Roll-up
rate (“Annual
Roll-up
rate”) is used to calculate your Annual withdrawal amount and amounts credited to your
Roll-up
benefit base(s). The rate is variable and will be tied to the ten-year
Treasuries formula rate (as described below) but will never be less than 4% in all contract years. The Annual
Roll-up
rate will be set at our discretion, subject to the stated minimum.

35

The
ten-year
Treasuries formula rate.
For each calendar quarter, the “ten-year Treasuries formula rate” is the average of the rates for ten-year
U.S. Treasury notes on each day for which such rates are reported during the 20 calendar days ending on the 15th day of the last month of the preceding calendar quarter, plus 1% rounded to the nearest 0.10% increment. The minimum Annual
Roll-up
rate based on the
ten-year
Treasuries formula rate will never be greater than 8%. We reserve the right, however, to declare an Annual
Roll-up
rate that is greater than 8%. U.S. Treasury rates will be determined from the Federal Reserve Board Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board Constant Maturity Series is discontinued.

New business rates.
Your initial Annual
Roll-up
rate will not be less than 4% or, if greater, the
ten-year
Treasuries formula rate. Once a contract is issued with the Annual
Roll-up
rate that is then in effect for new business, that rate will be applicable for one contract year even if you fund your guaranteed benefits later in that contract year.

75 Day rate
lock-in.
If your initial contribution is received within 75 days of the date you sign your application, your initial Annual
Roll-up
rate will be the greater of the rate in effect on the date of the application or the rate in effect on the date your contract is issued. If we do not receive your initial contribution within 75 days of the date you sign you application, your initial Annual
Roll-up
rate will be the rate in effect on the date we issue your contract. See Appendix “State contract availability and/or variations of certain features and benefits” to see if a longer rate lock in period applies in your state.

Renewal rates.
 On the first day of each contract year, starting with the second contract year, a new Annual
Roll-up
rate will apply to your contract (the “Renewal” rate). Your Renewal rate will never be less than the greater of the ten-year
Treasuries formula rate or 4%.

The Renewal rate may be more than or less than, or equal to, your initial Annual
Roll-up
rate. We also reserve the right to set new business rates that are higher than Renewal rates.

Any transfers or contributions to the Guaranteed benefit variable investment options, either directly or through a Special DCA program, after the first day of any contract year will get the Annual
Roll-up
rate in effect as of the most recent contract date anniversary.

Notification of Annual
Roll-up
rate and Renewal rates.
If you elect the GIB or the GIB and “Greater of” death benefit at issue, your contract will indicate the Annual
Roll-up
rate for your first contract year. This rate may not be the same rate that was illustrated prior to your purchase of the contract. If you choose to fund the GIB or the GIB and “Greater of” death benefit after issue, you can contact a Customer Service Representative to find out the current Annual
Roll-up
rate for your contract. In addition, your annual statement of contract values will show your current Renewal
Roll-up
rate, as well as the previous year’s
Annual
Roll-up
rate for your contract. This information can also be found online, through your Equitable Client portal.

Annual
Roll-up
amount and annual benefit base adjustment

On each contract date anniversary, we will adjust the
Roll-up
benefit bases to reflect any applicable Annual
Roll-up
amount. Your Annual
Roll-up
amount is calculated, as follows:

•	your Roll-up benefit base(s) on the preceding contract date anniversary, multiplied by

•	the Annual Roll-up rate that was in effect on the first day of the contract year; plus

•	a pro-rated
Roll-up
amount for any transfer or contribution to the Guaranteed benefit variable investment options, either directly or through a Special DCA program, during the contract year pro-rated based on the number of days in the contract year after the transfer or contribution; less

•	any withdrawals of the Annual withdrawal amount will result in a dollar-for-dollar reduction of the Annual Roll-up amount.

The GIB benefit base stops rolling up on the contract date anniversary following the owner’s (or older joint owner, if applicable) 95th birthday. The
Roll-up
to age 85 benefit base, used in connection with the “Greater of” death benefit, stops rolling up on the contract date anniversary following the owner’s (or older joint owner, if applicable) 85th birthday.

For more information, see the example immediately below.

Example of how your Annual withdrawal amount; Annual
Roll-up
Amount and annual benefit base adjustment; and the effect of an Excess withdrawal is calculated.

Annual withdrawal amount.
Assume you make a contribution of $200,000 and allocate $100,000 to your Guaranteed benefit variable investment options and $100,000 to your
Non-Guaranteed
benefit variable investment options at issue. At the beginning of contract year three, assume you transfer $5,000 to your Guaranteed benefit variable investment options. Also assume that your Annual
Roll-up
rate is 4% in each contract year. Accordingly, your GIB
Roll-up
benefit base on your fifth contract date anniversary is $127,290.

The GIB
Roll-up
benefit base of $127,290 is calculated as follows:

You start with $100,000 allocated to the Guaranteed benefit variable investment options:

•	The first Annual Roll-up amount increases your GIB Roll-up benefit base to $104,000;

•	The second Annual Roll-up amount increases your GIB Roll-up benefit base to $108,160;

•	Your $5,000 transfer from your Non-Guaranteed benefit account value increases your GIB Roll-up benefit base to $113,160;

•	The third Annual Roll-up amount increases your GIB Roll-up benefit base to $117,686;

36

•	The fourth Annual Roll-up amount increases your GIB Roll-up benefit base to $122,394; and

•	The fifth Annual Roll-up amount increases your GIB Roll-up benefit base to $127,290.

Your Annual withdrawal amount as of the beginning of contract year six is equal to $5,092, calculated as follows:

•	4% (your current Annual Roll-up rate) multiplied by

•	$127,290 (your GIB Roll-up benefit base as of your most recent contract date anniversary) equals

•	$5,092.

Annual
Roll-up
amount and annual benefit base adjustment.
Further assume that during contract year six (on the 146th day of the contract year), you make a contribution of $10,000 to your Guaranteed benefit variable investment options, making your current GIB
Roll-up
benefit base $137,290. Also assume that you withdraw your full Annual withdrawal amount of $5,092 during contract year six.

On your sixth contract date anniversary, your Annual
Roll-up
amount is equal to $240, calculated as follows:

•	4% (your current Annual Roll-up rate) multiplied by

•	$127,290 (your GIB Roll-up benefit base as of your most recent con tract date anniversary) plus

•	$240 (the daily pro-rated roll-up amount for the contribution: $10,000 x 4% x 219/365 = $240) minus

•	$5,092 (the Annual withdrawal amount, which was withdrawn)

•	equals $240

Your adjusted GIB
Roll-up
benefit base is $137,530.

Effect of an Excess withdrawal.
In contract year six, assume instead that you make a withdrawal of $8,092 (including any applicable withdrawal charges). This would result in an Excess withdrawal of $3,000 because your Annual withdrawal amount is only $5,092 ($8,092 – $5,092 = $3,000). Further, assume that your Guaranteed benefit account value at the time of this withdrawal is $100,000. Excess withdrawals reduce your GIB
Roll-up
benefit base on a pro rata basis. Accordingly, your GIB
Roll-up
benefit base is reduced by $4,119 at the time of the withdrawal, calculated as follows:

•	$137,290 (your current GIB Roll-up benefit base: $127,290 + $10,000) multiplied by

•	3% (the percentage of your then current Guaranteed benefit account value that was withdrawn) equals

•	$4,119.

On your sixth contract date anniversary, your adjusted GIB
Roll-up
benefit base is $133,411, calculated as follows:

•	$133,171 (your GIB Roll-up benefit base adjusted to reflect the Excess withdrawal: $137,290 – $4,119 = $133,171) plus
•	$240 (your Annual Roll-up amount) equals

•	$133,411.

See Appendix “Examples of how withdrawals affect your Guaranteed benefit bases” for more examples of how withdrawals affect your guaranteed benefit bases and Annual withdrawal amount.

Lifetime GIB payments

The GIB guarantees annual lifetime payments (“Lifetime GIB payments”), which will begin at the earliest of:

(i)	the contract date anniversary following the date your Guaranteed benefit account value falls to zero (except as the result of an Excess withdrawal);

(ii)	the contract date anniversary following your 95th birthday; and

(iii)	your contract’s maturity date.

Your Lifetime GIB payments will be calculated as described below in this section. Whether your Lifetime GIB payments are triggered by your Guaranteed benefit account value falling to zero (due to either withdrawals or the deduction of charges) or contract maturity or owner age 95, we use the same calculation to determine the amount of the payments. Neither a withdrawal of your Annual withdrawal amount nor a deduction of charges is considered an Excess withdrawal. Similarly, whether we pay you under a supplemental contract or under your Retirement Cornerstone
®
contract, the calculation of the payments is not impacted.

For single owner contracts, the payout can be either based on a single life (the owner’s life) or joint lives. For IRA contracts, the joint life must be the spouse of the owner, and payments will be based on the age of the younger spouse. For jointly owned contracts, payments can be based on a single life (based on the life of the older spouse) or joint lives (based on the age of the younger spouse). (For non-natural
owners, payments are available on the same basis but are based on the annuitant or joint annuitant’s life). An owner may choose a single or joint life payout based on whether he or she wants Lifetime GIB payments to continue for the life of the younger spouse.

Your Lifetime GIB payments are calculated by applying a percentage to your GIB benefit base. If your Guaranteed benefit account value is zero as described above, we will use your GIB benefit base as of the day your account value was reduced to zero. The percentage is based on your age (or for Joint life contracts, the age of the younger spouse), as follows:

Age	Single Life	Joint Life
Up to age 85	4%	3.25%
Ages 86-94	5%	4%

Age 95	6%	4.5%

37

If your Guaranteed benefit account value is reduced to zero, as described above, and you have no
Non-Guaranteed
benefit account value, the following applies:

(i)	We will issue a supplementary contract with the same owner and beneficiary.

(ii)
We will set up the payout based on a single life. You will have 30 days from the date we issue the supplementary contract in which to make any changes (regarding payouts based on joint lives or the frequency with which payments are made).

(iii)
If you were enrolled in the Maximum Payment Plan, we will continue paying your Annual withdrawal amount uninterrupted for the remainder of the contract year. In the next contract year, you will begin receiving your Lifetime GIB payments. We adjust the amount of the next scheduled payment to equal your Lifetime GIB payment amount. The frequency of your Lifetime GIB payments will be the same. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

(iv)
If you were enrolled in the Customized Payment Plan, we will pay you the balance of your Annual withdrawal amount for that contract year in a lump sum prior to issuing the supplementary contract. Your Lifetime GIB payment will begin in the next con-
tract year. We adjust the amount of the next scheduled payment to equal your Lifetime GIB payment amount. The frequency of your Lifetime GIB payments will be the same. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

(v)
If you were taking other withdrawals, we will pay you the balance of your Annual withdrawal amount for that contract year in a lump sum prior to issuing a supplementary contract. You will begin receiving your Lifetime GIB payments at the end of the next contract year. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

(vi)
If you were not taking withdrawals, and your Guaranteed benefit account value was reduced to zero on your contract date anniversary as a result of the deduction of charges, we will pay your Annual withdrawal amount for that contract year in a lump sum prior to issuing a supplementary contract. You will begin receiving your Lifetime GIB payments on your next contract date anniversary on an annual basis. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

(vii)	Your Guaranteed minimum death benefit will be terminated and no subsequent contributions or transfers will be permitted once your Guaranteed benefit account value goes to zero.

If your Guaranteed benefit account value is reduced to zero, as described above, and you have
Non-Guaranteed
benefit account value, the following applies:
(i)
We will issue you a GIB payout kit. The kit will include a statement that reflects your Lifetime GIB payments, the frequency of those payments, identifying information about payees, and other applicable forms.

(ii)
We will set up the payout based on a single life. You will have 30 days from the date we send your GIB payout kit in which to make any changes (regarding payouts based on joint lives or the frequency on which payments are made).

(iii)
If you were enrolled in the Maximum Payment Plan, we will continue paying your Annual withdrawal amount uninterrupted for the remainder of the contract year. You will begin receiving your Lifetime GIB payments in the next contract year. We adjust the amount of the scheduled payments to equal your Lifetime GIB payment amount. The frequency of your Lifetime GIB payments will be the same. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

(iv)
If you were enrolled in the Customized Payment Plan, we will pay you the balance of your Annual withdrawal amount for that contract year in a lump sum. You will begin receiving your Lifetime GIB payments in the next contract year. We adjust the amount of the next scheduled payment to equal your Lifetime GIB payment amount. The frequency of your Lifetime GIB payments will be the same. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

(v)
If you were taking other withdrawals, we will pay you the balance of your Annual withdrawal amount for that contract year in a lump sum. You will begin receiving your Lifetime GIB payments at the end of the next contract year. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

(vi)
If you were not taking withdrawals, and your Guaranteed benefit account value is reduced to zero on your contract date anniversary as a result of the deduction of charges, we will pay your Annual withdrawal amount for that contract year in a lump sum. You will begin receiving your Lifetime GIB payments on your next contract date anniversary on an annual basis. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

(vii)	Your Lifetime GIB payment will not reduce your Non-Guaranteed benefit account value.

(viii)	Your Guaranteed minimum death benefit will be terminated once your Guaranteed benefit account value goes to zero.

(ix)
Your Lifetime GIB payments will continue under your Retirement Cornerstone
®
Series contract until your
Non-Guaranteed
benefit account value falls to zero or your contract matures, at which time we will issue you a supplementary contract for the remaining Lifetime GIB payments.

38

If your Guaranteed benefit account value has not fallen to zero before the contract maturity date or the owner reaches age 95, whichever is sooner, the following applies:

(i)	We will issue a supplementary contract with the same owner and beneficiary;

(ii)	Your Lifetime GIB payments will be equal to the greater of:

—	your Guaranteed benefit account value applied to the guaranteed, or, if greater, the current annuitization factors,

-OR-

—	the GIB benefit base applied to the flat percentage discussed in this section.

For example, assuming the current annuitization factors are greater than the guaranteed annuitization factors, a male contract owner who is age 95 and has a $100,000 GIB benefit base and $50,000 in Guaranteed benefit account value would receive the greater of the following:

(i)	Current annuitization factors (which are subject to change) applied to his $50,000 Guaranteed benefit account value, which currently equals a monthly payment of $1,065, or

(ii)	The flat percentage discussed above (in this example, it would be 6%) applied to his $100,000 GIB benefit base, which equals a Lifetime GIB monthly payment of $500.

In this example, the contract owner’s monthly payment would be $1,065.

(i)
Any
Non-Guaranteed
benefit account value will be annuitized under a separate contract based on one of the annuity payout options discussed under “Your annuity payout options” in “Accessing your money”;

(ii)	Upon issuing your supplementary contract, your Guaranteed minimum death benefit and your death benefit in connection with your Non-Guaranteed benefit account value will be terminated.

If you elect the GIB and your Guaranteed benefit account value falls to zero due to an Excess withdrawal, we will terminate your GIB and you will receive no payment or supplementary life annuity contract, even if your GIB benefit base is greater than zero.

Please see the Hypothetical illustrations in Appendix “Hypothetical illustrations” for an example of how Lifetime GIB payments are calculated when: (i) a hypothetical Guaranteed benefit account value falls to zero, and (ii) a contract owner reaches age 95.

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. See “Guaranteed benefit offers” for more information.

GIB annuity purchase factors
. Annuity purchase factors are the factors applied to determine your periodic payments under the GIB and base contract annuity payout options. GIB annuity purchase factors are based on the owner’s (and any younger joint owner’s) age, frequency of payment, are the same regardless of gender, and are generally more conservative than the base contract annuity purchase factors. Base contract annuity payout options are discussed under “Your annuity payout options” in “Accessing your money”. Base contract annuity purchase factors are based on interest rates, mortality tables, frequency of payments, the form of annuity benefit, and the owner’s (and any joint owner’s) age and sex in certain instances. We may provide more favorable current annuity purchase factors for the annuity payout options than those specified in your contract.

Exercising the GIB when your Guaranteed benefit account value is greater than zero.
 The lifetime annual payment amount you receive will be the greater of the Lifetime GIB payment amount or the income derived from applying your Guaranteed benefit account value to our current or guaranteed annuitization factors. This lifetime annual payment amount may be lower than your Annual withdrawal amount.

Exercising the GIB when your Guaranteed benefit account value falls to zero.
 If your Guaranteed benefit account value falls to zero by other than an excess withdrawal, the GIB is exercised automatically and you will receive Lifetime GIB payments. This annual Lifetime GIB payment amount may be lower than your Annual withdrawal amount.

•
Exercising the GIB provides you with a guaranteed annual lifetime payment that is not intended to replace the annual income you can receive by withdrawing the Annual withdrawal amount prior to exercising the GIB
.
The annual Lifetime GIB payment amount you receive is based on conservative actuarial factors and may be lower than your Annual withdrawal amount.

•
At some GIB exercise ages, the annual Lifetime GIB payment amount may be less than your Annual withdrawal amount
.
Accordingly, you should not deplete your Guaranteed benefit account value through withdrawals in reliance on receiving a similar amount of annual income through Lifetime GIB payments.

Dropping a Guaranteed benefit

You may drop a Guaranteed benefit from your contract, subject to the following:

•	If you elect to drop a Guaranteed benefit, any other Guaranteed benefit you have elected will be dropped automatically.

•
You may not drop a Guaranteed benefit if there are any withdrawal charges in effect under your contract, including withdrawal charges applicable to subsequent contributions. For Series C contracts, you may not drop a Guaranteed benefit until the later of: (1) four years from the date we issue the contract, or (2) the contract date anniversary following the first transfer or contribution to

39

the Guaranteed benefit variable investment options, either directly or through a Special DCA program.

•	If you fund a Guaranteed benefit after your contract is issued, you may not drop the benefit until the later of: (1) the expiration of any withdrawal charges in effect under your contract, or (2) the contract date anniversary following the first transfer or contribution to the Guaranteed benefit variable investment options, either directly or through a Special DCA program.

•	If you request to drop a Guaranteed benefit from your contract, you will have to withdraw all your Guaranteed benefit account value or transfer it into the
Non-Guaranteed
benefit account value. You will no longer be permitted to make any contributions or transfers into the Guaranteed benefit variable investment options either directly or through a Special DCA program.

•	The Guaranteed benefit(s) will be dropped from your contract on the date we receive your election form at our processing office in good order. If you drop the a Guaranteed benefit on a date other than a contract date anniversary, we will deduct a pro rata portion of the Guaranteed benefit charge for the contract year on that date. At that point, you will no longer be charged for the benefit(s).

If you drop a Guaranteed benefit, you will not be permitted to add it to your contract again.

Guaranteed benefit offers

From time to time, we may offer you some form of payment or incentive in return for terminating or modifying certain guaranteed benefits. Previously, we made offers to groups of contract owners that provided for an increase in account value in return for terminating their guaranteed death and income benefits. In the future, we may make additional offers to these and other groups of contract owners.

When we make an offer, we may vary the offer amount, up or down, among the same group of contract owners based on certain criteria such as account value , the difference between account value and any applicable benefit base, investment allocations and the amount and type of withdrawals taken. For example, for guaranteed benefits that have benefit bases that can be reduced on either a pro rata or dollar-for-dollar basis, depending on the amount of withdrawals taken, we may consider whether you have taken any withdrawal that has caused a pro rata reduction in your benefit base, as opposed to a dollar-for-dollar reduction. Also, we may increase or decrease offer amounts from offer to offer. In other words, we may make an offer to a group of contract owners based on an offer amount, and, in the future, make another offer based on a higher or lower offer amount to the remaining contract owners in the same group.

If you accept an offer that requires you to terminate a guaranteed benefit, we will no longer charge you for it, and you will not be eligible for any future offers related to that type of guaranteed benefit, even if such future offer would have included a greater offer amount or different payment or incentive.
Guaranteed minimum death benefit and Guaranteed income benefit base

The Guaranteed minimum death benefit base and Guaranteed income benefit base (hereinafter, in this section called your “Guaranteed benefit bases”) are used to calculate the Guaranteed income benefit (“GIB”) and the death benefits. Your Guaranteed benefit bases are not account values or cash values. See also “Guaranteed income benefit” and “Guaranteed minimum death benefit”.

We refer to the following, collectively, as “Guaranteed minimum death benefits:” (i) Return of Principal death benefit; (ii) the Annual Ratchet to age 85 death benefit; and (iii) the “Greater of” death benefit.

Return of Principal death benefit base

Your Return of Principal benefit base is equal to:

•	your initial contribution and any subsequent contributions to the Guaranteed benefit variable investment options, either directly or through a Special DCA program; plus

•	any amounts transferred to the Guaranteed benefit variable investment options, less

•	a deduction that reflects any withdrawals you make from the Guaranteed benefit variable investment options or from amounts in a Special DCA program designated for the Guaranteed benefit variable investment options, (including any applicable withdrawal charges). The amount of this deduction is described under “How withdrawals affect your Guaranteed benefits”. The amount of any withdrawal charge is described under “Withdrawal charge” in “Charges and expenses”.

Please see Appendix “Guaranteed benefit base examples” for an example of how the Return of Principal death benefit base is calculated.

Annual Ratchet to age 85 benefit base/Annual Ratchet to age 95 benefit base

The Annual Ratchet to age 85 benefit base is used for the Annual Ratchet death benefit and the “Greater of” death benefit. The Annual Ratchet to age 95 benefit base is used for the GIB.

The calculation of your Annual Ratchet benefit base will depend on whether you have taken a withdrawal from the Guaranteed benefit account value.

If you have not taken a withdrawal from your Guaranteed benefit account value, your Annual Ratchet benefit base is equal to the greater of either:

•	Your initial contribution and any subsequent contributions to the Guaranteed benefit variable investment options, either directly or through a Special DCA program; plus

40

•	Amounts transferred to the Guaranteed benefit variable investment options.

-OR-

•	Your highest Guaranteed benefit account value on any contract date anniversary up to the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th or 95th birthday, as applicable (plus any transfers to the Guaranteed benefit variable investment options and contributions to a Special DCA program designated for the Guaranteed benefit variable investment options, made since the most recent Annual Ratchet).

If you have taken a withdrawal from your Guaranteed benefit account value, your Annual Ratchet benefit base will be reduced from the amount described above. See “How withdrawals affect your Guaranteed benefits” (including any applicable withdrawal charges). The amount of any withdrawal charge is described under “Withdrawal charge” in “Charges and expenses”. At any time after a withdrawal, your Annual Ratchet benefit base is equal to the greater of either:

•	Your Annual Ratchet benefit base immediately following the most recent withdrawal (plus any transfers to the Guaranteed benefit variable investment options made since the most recent Annual Ratchet).

-OR-

•	Your highest Guaranteed benefit account value on any contract date anniversary after the withdrawal up to the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th or 95th birthday, as applicable (plus any transfers to the Guaranteed benefit variable investment options made since the most recent Annual Ratchet).

Please see Appendix ”Guaranteed benefit base examples” and Appendix ”Examples of how withdrawals affect your Guaranteed benefit bases” for examples of how the Annual Ratchet to age 85 and Annual Ratchet to age 95 benefit bases are calculated.

Roll-up
to age 95 (“GIB
Roll-up
benefit base”) and
Roll-up
to age 85 (together, the
“Roll-up
benefit bases”) benefit bases (Used for GIB and “Greater of” death benefit)

The
Roll-up
benefit bases are equal to:

•	your initial contribution and any subsequent contributions to the Guaranteed benefit variable investment options, either directly or through a Special DCA program; plus

•	any transfers to the Guaranteed benefit variable investment options; less

•	a deduction that reflects any “Excess withdrawal” amounts (plus any applicable withdrawal charges); plus

•	any “Annual Roll-up amount” minus a deduction that reflects any withdrawals of the “Annual withdrawal amount.”
The amount of the deduction for an “Excess withdrawal” and the deduction for the Annual withdrawal amount are described under “How withdrawals affect your Guaranteed benefits”. The amount of any withdrawal charge is described under “Withdrawal charge” in “Charges and expenses”.

The “Annual
Roll-up
amount” is described under “Guaranteed income benefit”.

For the “Greater of” death benefit, the
Roll-up
to age 85 benefit base stops rolling up on the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 85th birthday.

If you elect both GIB and the “Greater of” death benefit, your
Roll-up
benefit bases are equal until age 85. Beginning on the contract date anniversary following age 85, your
Roll-up
to age 85 benefit base will: (i) no longer
roll-up;
(ii) no longer be eligible for resets; and (iii) be reduced
dollar-for-dollar
by withdrawals up to your Annual withdrawal amount.

For the GIB, your GIB
Roll-up
benefit base stops rolling up on the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 95th birthday. If the annuitant is older than the owner, the contract maturity date (the point at which lifetime payments must begin and all
Roll-ups
will end) will precede the owner’s 95th birthday.

For contracts with
non-natural
owners, the
Roll-up
benefit bases will be based on the annuitant’s (or older joint annuitant’s) age.

Please see Appendix “Guaranteed benefit base examples” for an example of how the
Roll-up
benefit bases are calculated.

“Greater of” death benefit benefit base

Your “Greater of” death benefit benefit base is equal to the greater of:

•	The benefit base computed for the Roll-up to age 85; and

•	The benefit base computed for the Annual Ratchet to age 85.

Both of these are described immediately above.

Please see Appendix ”Guaranteed benefit base examples” for an example of how the “Greater of” death benefit is calculated.

GIB benefit base

Your GIB benefit base is equal to the greater of:

•	The benefit base computed for the GIB Roll-up benefit base; and

•	The benefit base computed for the Annual Ratchet to age 95.

Both of these are described immediately above.

The GIB
Roll-up
benefit base is used to calculate your Annual withdrawal amount, as described, as well as the GIB

41

benefit base and charge. The Annual Ratchet to age 95 benefit base is not used to calculate your Annual withdrawal amount, but is used to calculate the GIB benefit base and charge.

Please see Appendix “Guaranteed benefit base examples” for an example of how the GIB benefit base is calculated.

Your Guaranteed benefit base(s) is not an account value. As such, the benefit base(s) cannot be split or divided in any proportion in connection with an event, such as divorce or a Roth IRA conversion.

Series CP
®
Credits and your Guaranteed benefit bases.
Any credit amounts attributable to your contributions are not included in your Guaranteed benefit base(s). If you decide to transfer amounts from your
Non-Guaranteed
benefit account value into your Guaranteed benefit account value options, only amounts representing contributions and earnings will increase your Guaranteed benefit base(s). Credits to your
Non-Guaranteed
benefit account value are considered transferred first, though any amount of that transfer that represents a credit will be excluded from your Guaranteed benefit base(s). All transfers, however, will increase the Guaranteed benefit account value by the total amount of the transfer.

For example:

On December 1st, you purchase a Series CP
®
contract, make an initial contribution of $100,000 and elect the GIB. You allocate the entire $100,000 contribution to the
Non-Guaranteed
benefit variable investment options and $0 to the Guaranteed benefit variable investment options. In effect, you have not started to fund your GIB.

The credit applied to your contract is $4,000 ($100,000 × 4%), resulting in an initial
Non-Guaranteed
benefit account value of $104,000.

On December 15th, you decide to fund your GIB by transferring $10,000 to the Guaranteed benefit variable investment options. After that transfer, your Guaranteed benefit account value would be $10,000, but your GIB benefit base would be $6,000 ($10,000
-$4,000).
This is because credits to your
Non-Guaranteed
benefit account value are always considered transferred first.

GIB
Roll-up
benefit base and
Roll-up
to age 85 benefit base reset.
 As described in this section, your
Roll-up
benefit base(s) will automatically reset to equal the Guaranteed benefit account value, if higher, every three contract years from your contract issue date, up to the contract date anniversary following:

•	your 85th birthday (for the Roll-up to age 85 benefit base), or

•	your 95th birthday (for the GIB Roll-up benefit base).

If a reset is not applicable on any eligible contract date anniversary, your
Roll-up
benefit base(s) will not be eligible to be reset again until the next eligible contract date anniversary. For example, even if your
Roll-up
benefit base(s) did not reset
on the third contract date anniversary, it will not be eligible again for a reset until the sixth contract date anniversary.

For jointly-owned contracts, eligibility to reset the
Roll-up
benefit base(s) is based on the age of the older owner. For
non-naturally
owned contracts, eligibility is based on the age of the annuitant or older joint annuitant.

Whether you fund your GIB or ‘‘Greater of’’ death benefit at contract issue or some later date, the contract date anniversaries on which your
Roll-up
benefit base(s) is eligible for a reset are the same.

We reserve the right to increase the fee for both the GIB and the ‘‘Greater of’’ death benefit if your
Roll-up
benefit base(s) resets. See ‘‘Fee table’’ and ‘‘Charges and expenses’’. Your
Roll-up
benefit base(s) will reset automatically unless you opt out. We will notify you if your
Roll-up
benefit base(s) is eligible for a reset and if a fee increase has been declared. If you do not want your fee to increase, you must notify us on the specified form that we provide at least 30 days prior to the contract date anniversary on which your
Roll-up
benefit base(s) could reset that you want to opt out of the reset. You can notify us on the specified form that we provide, to opt back in to automatic resets at a later date. The current fee will apply upon the next reset. Your
Roll-up
benefit base(s) would be eligible for resets based on the same schedule: every three contract years from the contract issue date.

If we do not increase the charge when a
Roll-Up
benefit base resets, the total dollar amount charged may still increase as a result of the reset since the charges may be applied to a higher benefit base than would have been otherwise applied. See ‘‘Charges and expenses’’.

How withdrawals affect your Guaranteed benefits

In general, withdrawals from your Guaranteed benefit account value will reduce your Guaranteed benefit bases on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of your current Guaranteed benefit account value that is being withdrawn and we reduce your current Guaranteed benefit bases by the same percentage.

A pro rata deduction means that if you take a withdrawal that reduces your Guaranteed benefit base on a pro rata basis and your Guaranteed benefit account value is less than your Guaranteed benefit base, the amount of the Guaranteed benefit base reduction will exceed the amount of the withdrawal. For example, if your Guaranteed benefit account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Guaranteed benefit account value. If your benefit base was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 X .40) and your new benefit base after the withdrawal would be $24,000 ($40,000 – $16,000).

If your Guaranteed benefit account value is greater than your Guaranteed benefit base, an Excess withdrawal will result in a reduction of your Guaranteed benefit base that will be less than the withdrawal. For example, if your Guaranteed benefit account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Guaranteed benefit account value. If

42

your benefit base was $20,000 before the withdrawal, it would be reduced by $8,000 ($20,000 X .40) and your new benefit base after the withdrawal would be $12,000 ($20,000 – $8,000).

For purposes of calculating the adjustment to your Guaranteed benefit bases, the amount of the withdrawal will include the amount of any applicable withdrawal charge. Using the example above, the $12,000 withdrawal would include the withdrawal amount paid to you and the amount of any applicable withdrawal charge deducted from your Guaranteed benefit account value. For more information on the calculation of the charge, see ‘‘Withdrawal charge’’. Withdrawals from your Guaranteed benefit account value always reduce your Annual Ratchet benefit base and Return of Principal benefit base on a pro rata basis, as described above.

Withdrawals affect your
Roll-up
benefit bases, as follows:

•	A withdrawal from your Guaranteed benefit account value in the first contract year will reduce your GIB Roll-up benefit base and Roll-up to age 85 benefit base on a pro rata basis.

•	Beginning in the second contract year, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GIB Roll-up benefit base.

•	Beginning in the second contract year and until age 86, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your
Roll-up
to age 85 benefit base.

•	Beginning at age 86, withdrawals will reduce your Roll-up to age 85 benefit base on a dollar for dollar basis up to your Annual withdrawal amount.

•	A withdrawal in excess of your Annual withdrawal amount will always reduce your
Roll-up
benefit base(s) on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from the Guaranteed benefit account value to exceed the Annual withdrawal amount, that portion of the withdrawal that exceeds the Annual withdrawal amount and any subsequent withdrawals from the Guaranteed benefit account value in that contract year will reduce the
Roll-up
benefit bases on a pro rata basis.

Please remember that the GIB
Roll-up
benefit base is only one component of the GIB benefit base: the GIB benefit base is equal to the greater of the GIB
Roll-up
benefit base and the Annual Ratchet to age 95 benefit base. Accordingly, withdrawals can affect your GIB benefit base, as follows:

•	A withdrawal from your Guaranteed benefit account value in the first contract year will reduce your GIB benefit base on a pro rata basis. In other words, such a withdrawal reduces both your GIB
Roll-up
and Annual Ratchet to age 95 benefit bases on a pro rata basis;

•	Beginning in the second contract year, if your Lifetime GIB payments have not begun, withdrawals up to your

Annual withdrawal amount will not reduce your GIB benefit base, provided your GIB
Roll-up
benefit base is greater than your Annual ratchet to age 95 benefit base at the time of the withdrawal. Withdrawals always reduce your Annual Ratchet to age 95 benefit base on a pro rata basis;

•	Beginning in the second contract year, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will reduce your GIB benefit base, if your Annual ratchet to age 95 benefit base is greater than your GIB
Roll-up
benefit base at the time of the withdrawal. This is true even though your GIB
Roll-up
benefit base was not reduced by the withdrawal. Withdrawals always reduce your Annual Ratchet to age 95 benefit base on a pro rata basis; and

•	A withdrawal in excess of your Annual withdrawal amount will always reduce your GIB benefit base on a pro rata basis. In other words, such a withdrawal reduces both your GIB
Roll-up
and Annual Ratchet to age 95 benefit bases on a pro rata basis.

Please see Appendix “Examples of how withdrawals affect your Guaranteed benefit bases” for examples of how withdrawals affect your Guaranteed benefit bases.

Other Benefits

Dollar cost averaging

We offer a variety of dollar cost averaging programs. Not all of the programs described here are available with each Retirement Cornerstone
®
Series contract. You may only participate in one program at a time. Each program allows you to gradually allocate amounts to available investment options by periodically transferring approximately the same dollar amount to the investment options you select. Regular allocations to the variable investment options will cause you to purchase more units if the unit value is low and fewer units if the unit value is high. Therefore, you may get a lower average cost per unit over the long term. All amounts in a dollar cost averaging program will be transferred at the completion of the time period you select. Currently, our Special DCA programs time periods do not extend beyond 12 months. These plans of investing, however, do not guarantee that you will earn a profit or be protected against losses.

Units measure your value in each variable investment option.

We offer the following dollar cost averaging programs in the Retirement Cornerstone
®
Series contracts:

•	Special dollar cost averaging;

•	Special money market dollar cost averaging;

•	General dollar cost averaging; and

•	Investment simplifier.

The only dollar cost averaging programs that are available to fund your Guaranteed benefits are special dollar cost

43

averaging and special money market dollar cost averaging (together, the “Special DCA programs”). Depending on the Retirement Cornerstone
®
Series contract you own, you will have one of the Special DCA programs available to you, but not both. The Special DCA programs allow you to gradually fund your Guaranteed benefits through systematic transfers to the Guaranteed benefit variable investment options. Also, you may make systematic transfers to the
Non-Guaranteed
benefit variable investment options and the guaranteed interest option. Amounts in the account for special dollar cost averaging are credited with an enhanced interest rate over the time period selected. Amounts in special money market dollar cost averaging are immediately invested in the EQ/Money Market variable investment option. Only new contributions may be allocated to a Special DCA program. For information on how a Special DCA program may affect certain Guaranteed benefits, see “Guaranteed minimum death benefit and Guaranteed income benefit base”.

General dollar cost averaging and Investment simplifier, on the other hand, can only be used for systematic transfers to your
Non-Guaranteed
benefit variable investment options. Our Investment simplifier program is available for scheduled transfers from the guaranteed interest option to the
Non-Guaranteed
benefit variable investment options. Our General dollar cost averaging program is available for scheduled transfers from the EQ/Money Market variable investment option to the
Non-Guaranteed
benefit variable investment options. Below, we provide detail regarding each of the programs.

We do not deduct a transfer charge for any transfer made in connection with our dollar cost averaging programs. We may, at any time, exercise our right to terminate transfers to any of the variable investment options and to limit the number of variable investment options which you may elect. Not all dollar cost averaging programs are available in all states. See Appendix “State contract availability and/or variations of certain features and benefits” for more information on state availability of certain features and benefits.

Our Special DCA programs.
 We currently offer the “Special dollar cost averaging program” under the Series B and Series L contracts and the “Special money market dollar cost averaging program” under the Series C and Series CP
®
contracts.

Special dollar cost averaging

Under the special dollar cost averaging program, you may dollar cost average from the account for special dollar cost averaging, which is part of the general account. We credit daily interest, which will never be less than the guaranteed lifetime minimum rate for the guaranteed interest option, to amounts allocated to this account. We guarantee to pay the current interest rate that is in effect on the date that your contribution is allocated to this account. The guaranteed interest rate for the time period that you select will be shown in your contract for your initial contribution. We set the interest rates periodically, based on our discretion and according to procedures that we have. We reserve the right to change these procedures.
We will transfer amounts from the account for special dollar cost averaging into the investment options you designate over an available time period that you select, during which you will receive an enhanced interest rate. If the Special dollar cost averaging program is selected at the time of the application to purchase the contract, a 60 day rate lock will apply from the date of application. Any contribution(s) received during this 60 day period will be credited with the interest rate offered on the date of application for the duration of the time period selected at application. Any contribution(s) received after the 60 day rate lock period has ended will be credited with the then current interest rate for the duration of the time period selected at application. Contribution(s) made to the account for special dollar cost averaging after the contract has been issued will be credited with the then current interest rate on the date the contribution is received by us for the time period initially selected by you. Once the time period you selected has ended, you may select another time period for future contributions. At that time, you may also select a different allocation for transfers to the investment options, or, if you wish, we will continue to use the allocation that you previously made.

Special money market dollar cost averaging

Under the special money market dollar cost averaging program, you may dollar cost average from the account for special money market dollar cost averaging, which is part of the EQ/Money Market variable investment option. We will transfer amounts from the account for special money market dollar cost averaging into the investment options over an available time period that you select.

Under both Special DCA programs, the following applies:

•	Initial contributions to a Special DCA program must be at least $2,000; subsequent contributions to an existing Special DCA program must be at least $250;

•	Contributions into a Special DCA program must be new contributions; you may not make transfers from amounts allocated to other investment options to initiate a Special DCA program;

•	We offer time periods of 3, 6 or 12 months. We may also offer other time periods;

•	Contributions to a Special DCA program may be designated for the Guaranteed benefit variable investment options, the
Non-
Guaranteed benefit variable investment options and/or the guaranteed interest option, subject to the following:

—
If you want to dollar cost average only to the
Non-Guaranteed
benefit variable investment options, you may split your contributions among the
Non-Guaranteed
benefit variable investment options, Guaranteed benefit variable investment options and a Special DCA program. The instructions for the program may differ from your

44

current allocation instructions. With certain selling broker-dealers, you may not be able to split your initial contribution among the
Non-
Guaranteed benefit variable investment options, Guaranteed benefit variable options and a Special DCA program. You will, however, be able to split subsequent contributions.

—
If you want to dollar cost average into the Guaranteed benefit variable investment options, 100% of your contribution must be allocated to the Special DCA program. In other words, your contribution cannot be split between the Special DCA program and any other investment options available under the contract. The instructions for the program must match your current allocation instructions.

—
If you want to dollar cost average into the guaranteed interest option, 100% of your contribution must be allocated to the Special DCA program. Up to 25% of your Special DCA program may be designated for the guaranteed interest option, even if such a transfer would result in more than 25% of your Total account value being allocated to the guaranteed interest option. See “Transferring your account value” in “Transferring your money among investment options”;

•	Your Guaranteed benefit base(s) will be increased to reflect any contribution to the Special DCA program that you have instructed us to transfer to the Guaranteed benefit variable investment options. The Annual
Roll-up
rate in effect on your contract will apply immediately to any contribution that is designated to be transferred to the Guaranteed benefit variable investment options;

•
If we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions and transfers into the Guaranteed benefit variable investment options, and your Special DCA program has transfers scheduled to the Guaranteed benefit variable investment options, the program will continue for its duration. However, subsequent contributions to any Guaranteed benefit variable investment options under a Special DCA program will not be permitted;

•
If you elect one or more Guaranteed benefits and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract and/or contributions and/or transfers into the Guaranteed benefit variable investment options, you may no longer be able to fund your Guaranteed benefit(s). This means that if you have not yet allocated amounts to the Guaranteed benefit variable investment options, you may not be able to fund your Guaranteed benefit(s);

•	We will transfer all amounts by the end of the chosen time period. The transfer date will be the same day of the month as the contract date, but not later than the 28th day of the month. For a Special DCA program selected after application, the first transfer date and each subsequent transfer date for the time period selected will be one month from the date the first contribution is made into the Special DCA program, but not later than the 28th day of the month. The only transfers that will be made are your regularly scheduled transfers to the variable investment options. If you request to transfer any other amounts from your Special DCA program, we will transfer all of the value that you have remaining in the account to the investment options according to the allocation percentages for the Special DCA program that we have on file for you;

•	Except for withdrawals made under our Automatic RMD withdrawal service, any withdrawal from your Special DCA program will terminate your Special DCA program. Any amounts remaining in the account after the program terminates will be transferred to the destination investment options according to your Special DCA program allocation instructions. Any withdrawal which results in a reduction in the Special DCA program amount previously included in your Guaranteed benefit bases will reduce the Guaranteed benefit bases. See “How withdrawals affect your Guaranteed benefits”;

•	If you elect any dollar cost averaging program, rebalancing Option II is not available. If you elect a general dollar cost averaging program or special money market dollar cost averaging, rebalancing Option I is not available. See “Rebalancing among your
Non-Guaranteed
benefit variable investment options and guaranteed interest option” in “Transferring your money among investment options”;

•	A Special DCA program may not be in effect at the same time as a general dollar cost averaging program;

•	The only dollar cost averaging program available to fund your Guaranteed benefits is a Special DCA program;

•	You may cancel your participation at any time but you may not change your allocation instructions for transfers during the selected time period. If you terminate your Special DCA program, we will allocate any remaining amounts in your Special DCA program pursuant to your program allocations on file; and

•	We may offer these programs in the future with transfers on a different basis. Your financial professional can provide information in the time periods and interest rates currently available in your state, or you may contact our processing office.

General dollar cost averaging program

If your value in the EQ/Money Market variable investment option is at least $5,000, you may choose, at any time, to have a specified dollar amount or percentage of your value transferred from that option to any of the
Non-Guaranteed
benefit variable investment options. Please see Appendix “State contract availability and/or variations of certain features and benefits” for more information on state availability or certain restrictions in your state.

45

You can select to have transfers made on a monthly, quarterly or annual basis. The transfer date will be the same calendar day of the month as the contract date, but not later than the 28th day of the month. You can also specify the number of transfers or instruct us to continue making the transfers until all amounts in the EQ/Money Market variable investment option have been transferred out. The minimum amount that we will transfer each time is $250. The instructions for the program may differ from your allocation instructions on file.

If, on any transfer date, your value in the EQ/Money Market variable investment option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred. The general dollar cost averaging program will then end. You may change the transfer amount once each contract year or cancel this program at any time.

You may not participate in our optional rebalancing programs if you elect the general dollar cost averaging program.

Investment simplifier

Fixed-dollar option.
Under this option, you may elect to have a fixed-dollar amount transferred out of the guaranteed interest option and into the
Non-Guaranteed
benefit variable investment options of your choice. Transfers may be made on a monthly, quarterly or annual basis. You can specify the number of transfers or instruct us to continue to make transfers until all available amounts in the guaranteed interest option have been transferred out.

In order to elect the fixed-dollar option, you must have a minimum of $5,000 in the guaranteed interest option on the date we receive your election form at our processing office. The transfer date will be the same calendar day of the month as the contract date but not later than the 28 th
day of the month. The minimum transfer amount is $50. Unlike the account for special dollar cost averaging, the fixed dollar option does not offer enhanced rates. Also, this option is subject to the guaranteed interest option transfer limitations described under “Transferring your account value” in “Transferring your money among investment options”. While the program is running, any transfer that exceeds those limitations will cause the program to end for that contract year. You will be notified if this occurs. You must send in a request form to resume the program in the next or subsequent contract years.

If, on any transfer date, your value in the guaranteed interest option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred, provided the transfer complies with the same guaranteed interest option transfer limitations referenced above. If the transfer does not comply with the transfer limitations, the transfer will not be made and the program will end. You may change the transfer amount once each contract year or cancel this program at any time.

Interest sweep option.
Under this option, you may elect to have monthly transfers from amounts in the guaranteed interest option into the
Non-Guaranteed
benefit variable
investment options of your choice. The transfer date will be the last business day of the month. The amount we will transfer will be the interest credited to amounts you have in the guaranteed interest option from the last business day of the prior month to the last business day of the current month. You must have at least $7,500 in the guaranteed interest option on the date we receive your election. If the amount in the guaranteed interest option falls below $7,500 at the beginning of the month, no transfer will be made that month. We will automatically cancel the interest sweep program if the amount in the guaranteed interest option is less than $7,500 on the last day of the month for two months in a row. For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office. Transfers under the Interest sweep option are subject to the guaranteed interest option transfer limitations described under “Transferring your account value” in “Transferring your money among investment options”.

Rebalancing among your
Non-Guaranteed
benefit variable investment options and guaranteed interest option

We offer two rebalancing programs that you can use to automatically reallocate your
Non-Guaranteed
account value among your
Non-Guaranteed
benefit variable investment options and the guaranteed interest option. Option I allows you to rebalance your
Non-Guaranteed
benefit account value among the
Non-Guaranteed
benefit variable investment options. Option II allows you to rebalance your
Non-Guaranteed
benefit account value among the
Non-Guaranteed
benefit variable investment options and the guaranteed interest option.

To enroll in one of our rebalancing programs, you must notify us in writing or through Equitable Client portal and tell us:

(a)	the percentage you want invested in each investment option (whole percentages only), and

(b)	how often you want the rebalancing to occur (quarterly, semiannually, or annually on a contract year basis).

Rebalancing will occur on the same day of the month as the contract date. If a contract is established after the 28th, rebalancing will occur on the first business day of the month following the contract issue date. If you elect quarterly rebalancing, the rebalancing in the last quarter of the contract year will occur on the contract date anniversary.

Once it is available, you may elect or terminate the rebalancing program at any time. You may also change your allocations under the program at any time. Once enrolled in the rebalancing program, it will remain in effect until you instruct us in writing to terminate the program. Requesting an investment option transfer while enrolled in our rebalancing program will not automatically change your allocation instructions for rebalancing your account value. This means that upon the next scheduled rebalancing, we will transfer

46

amounts among your investment options pursuant to the allocation instructions previously on file for your program. Changes to your allocation instructions for the rebalancing program (or termination of your enrollment in the program) must be in writing and sent to our processing office. Termination requests can be made online through Equitable Client portal. See “How to reach us” in “The Company”. There is no charge for the rebalancing feature.

Rebalancing does not assure a profit or protect against loss. You should periodically review your allocation percentages as your needs change. You may want to discuss the rebalancing program with your financial professional before electing the program.

While your rebalancing program is in effect, we will transfer amounts among the applicable investment options so that the percentage of your
Non-Guaranteed
benefit account value that you specify is invested in each option at the end of each rebalancing date.

If you select Option II, you will be subject to our rules regarding transfers from the guaranteed interest option to the
Non-Guaranteed
benefit variable investment op
t
ions. These rules are described in “Transferring your account value”. Under Option II, a transfer into or out of the guaranteed interest option to initiate the rebalancing program will not be permitted if such transfer would violate these rules. If this occurs, the rebalancing program will not go into effect.

You may not elect Option II if you are participating in any dollar cost averaging program. You may not elect Option I if you are participating in special money market dollar cost averaging or general dollar cost averaging.

Our optional rebalancing programs are not available for amounts allocated to the Guaranteed benefit variable investment options. For information about rebalancing among the Guaranteed benefit variable investment options, see “Automatic quarterly rebalancing” under “Allocating your contributions” in “Purchasing the Contract” for more information on rebalancing your Guaranteed benefit account value.

47

3.
Principal risks of investing in the contract

The risks identified below are the principal risks of investing in the contract. The contract may be subject to additional risks other than those identified and described in this prospectus.

Risks Associated with Variable Investment Options

You take all the investment risk for amounts allocated to one or more of the subaccounts, which invest in Portfolios. If the subaccounts you select increase in value, then your Total account value goes up; if they decrease in value, your Total account value goes down. How much your Total account value goes up or down depends on the performance of the Portfolios in which your subaccounts invest. We do not guarantee the investment results of any Portfolio. An investment in the contract is subject to the risk of poor investment performance, and the value of your investment can vary depending on the performance of the selected Portfolio(s), each of which has its own unique risks. You should review the Portfolios before making an investment decision.

Insurance Company Risk

No company other than us has any legal responsibility to pay amounts that we owe under the contract including amounts allocated to the guaranteed interest option. The general obligations and any Guaranteed benefits under the contract are supported by our general account and are subject to our claims-paying ability. You should look solely to our financial strength for our claims-paying ability.

Possible Fees on Access to Total Account Value

We may apply fees if you access your Total account value during the accumulation period or surrender your contract. For example, in addition to possible tax consequences, you may incur fees for accessing your Total account value such as a withdrawal charge, transfer fee, third party transfer or exchange fee, annual administrative expense, base contract expense, and/or a charge for any optional benefits.

Possible Adverse Tax Consequences

The tax considerations associated with the contract vary and can be complicated. The applicable tax rules can differ, depending on the type of contract, whether NQ, traditional IRA, Roth IRA or QP. The tax consequences discussed in this Prospectus are general in nature and describe only federal income tax law (not state, local, foreign or other federal tax laws). Moreover, the tax aspects that apply to a particular person’s contract may vary depending on the facts applicable to that person. Tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider further proposals to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted. Before making contributions to your contract or taking other action related to your contract, you should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the contract.

Withdrawals are generally subject to income tax, and may be subject to tax penalties if taken before age 59
1
⁄
2
.

Not a Short-Term Investment

The contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the contract as a short-term investment or savings vehicle and you should consider whether investing in the contract is consistent with the purpose for which the investment is being considered.

Risk of Loss

All investments have risks to some degree and it is possible that you could lose money by investing in the contract. An investment in the contract is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Optional Benefits

Investment options are limited if Guaranteed benefits are elected. Guaranteed benefits are funded through the Guaranteed Benefit account variable investment options and once a withdrawal is taken from the Guaranteed Benefit account, you cannot make additional contributions to the Guaranteed Benefit account. We may limit or stop accepting contributions and transfers to the Guaranteed Benefit account variable investment options which means you may no longer be able to increase your Guaranteed Benefit account value and the benefit bases associated with your Guaranteed benefits through contributions and transfers. Excess withdrawals may terminate or significantly reduce the value of your optional benefits.

Series CP
®
Contracts

The fees and charges for Series CP
®
contracts are higher than for Series B contracts and the amount of the credit may be more than offset by these higher fees and charges. Credits may be recaptured upon free look, annuitization and death. Withdrawals may limit credits for subsequent contributions.

48

Limitations on access to cash value through withdrawals

Withdrawals may be subject to withdrawal charges, income tax and may be subject to tax penalties if taken before age 59
1
⁄
2
. The minimum partial withdrawal amount is $300. Withdrawals will reduce your Total account value and optional benefit bases and the amount of the reduction may be greater than the dollar amount of the withdrawal. Excess withdrawals may terminate or significantly reduce the value of your optional benefits. Certain withdrawals may also terminate your contract. Withdrawals from Series CP
®
contracts may limit credits for subsequent contributions. If you take a withdrawal from the Guaranteed benefit account, you cannot make additional contributions to the Guaranteed benefit account.

Cybersecurity risks and catastrophic events

We rely heavily on interconnected computer systems and digital data to conduct our variable product business. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyberattacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized use or abuse of confidential customer information. Systems failures and cyberattacks, as well as, any other catastrophic event, including natural and manmade disasters, public health emergencies, pandemic diseases, terrorist attacks, floods or severe storms affecting us, any third-party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us, our business operations and your account value. Systems failures and cyberattacks may also interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate account values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. In addition, the occurrence of any pandemic disease (like COVID-19), natural disaster, terrorist attack or any other event that results in our workforce, and/or employees of service providers and/or third-party administrators, being compromised and unable or unwilling to fully perform their responsibilities, could likewise result in interruptions in our service, including our ability to issue contracts and process contract transactions. Even when our workforce and employees of our service providers and/or third-party administrators can work remotely, those remote work arrangements could result in our business operations being less efficient than under normal circumstances and lead to delays in our issuing contracts and processing of other contract-related transactions, as well as possibly being more susceptible to cyberattacks. Cybersecurity risks and catastrophic events may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. While there can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract due to cyberattacks, information security breaches or other catastrophic events in the future, we take reasonable steps to mitigate these risks and secure our systems and business operations from such failures, attacks and events.

COVID-19.

The COVID-19 pandemic has negatively impacted the U.S. and global economies. A wide variety of factors continue to impact financial and economic conditions, including, among others, volatility in the financial markets, rising inflation rates, supply chain disruptions, continued low interest rates and changes in fiscal or monetary policy. Efforts to prevent the spread of COVID-19 have affected our business directly in a number of ways, including through the temporary closures of many businesses and schools and the institution of social distancing requirements in many states and local communities. Businesses or schools that have reopened have restricted or limited access for the foreseeable future and may do so on a permanent or episodic basis. As a result, our ability to sell products through our regular channels and the demand for our products and services has been significantly impacted.

While we have implemented risk management and contingency plans with respect to the COVID-19 pandemic, such measures may not adequately protect our business from the full impacts of the pandemic. Currently, most of our employees and advisors are continuing to work remotely. Extended periods of remote work arrangements could introduce additional operational risk including, but not limited to, cybersecurity risks, and impair our ability to effectively manage our business. We also outsource a variety of functions to third parties whose business continuity strategies are largely outside our control.

Economic uncertainty resulting from the COVID-19 pandemic may have an adverse effect on product sales and result in existing policyholders withdrawing at greater rates. COVID-19 could have an adverse effect on our insurance business due to increased mortality and morbidity rates. The cost of reinsurance to us for these policies could increase, and we may encounter decreased availability of such reinsurance. If policyholder lapse and surrender rates or premium waivers significantly exceed our expectations, we may need to change our assumptions, models or reserves.

Our investment portfolio has been, and may continue to be, adversely affected by the COVID-19 pandemic. Our investments in mortgages and commercial mortgage-backed securities have been, and could continue to be, negatively affected by delays or failures of borrowers to make payments of principal and interest when due. In some jurisdictions, local governments have imposed delays or moratoriums on many

49

forms of enforcement actions. Furthermore, declines in equity markets and interest rates, reduced liquidity or a continued slowdown in the U.S. or in global economic conditions may also adversely affect the values and cash flows of investments. Market volatility also caused significant increases in credit spreads, and any continued volatility may increase our borrowing costs and decrease product fee income. Further, severe market volatility may leave us unable to react to market events in a prudent manner consistent with our historical investment practices.

The extent of the COVID-19 pandemic’s impact on us will depend on future developments that are still highly uncertain, including the severity and duration of th
e pandemic, actions taken by governments and other third parties in response to the pandemic and the availability and efficacy of vaccines against COVID-19 and its variants.

50

4
.
Determining your contract’s value

Your account value and cash value

Your “Total account value” is the total of: (i) the Guaranteed benefit account value, and (ii) the
Non-Guaranteed
benefit account value. Your “Guaranteed benefit account value” is the total value you have in: (i) the Guaranteed benefit variable investment options, and (ii) amounts in a Special DCA program designated for the Guaranteed benefit variable investment options. Your “Non-Guaranteed benefit account value” is the total value you have in: (i) the
Non-Guaranteed
benefit variable investment options, (ii) the guaranteed interest option, and (iii) amounts in a Special DCA program designated for the
Non-Guaranteed
benefit variable investment options and the guaranteed interest option. See “What your investment options are under the contract” in “Purchasing the Contract” for a detailed list of the Guaranteed benefit variable investment options and
Non-Guaranteed
benefit variable investment options.

Your contract also has a “cash value.” Your contract’s cash value is equal to the Total account value, less: (i) the total amount or a pro rata portion of the annual administrative charge, as well as any optional benefit charges; and (ii) any applicable withdrawal charges. Please see “Surrendering your contract to receive its cash value” in “Accessing your money”.

Your contract’s value in the variable investment options

Each variable investment option invests in shares of a corresponding Portfolio. Your value in each variable investment option is measured by “units.” The value of your units will increase or decrease as though you had invested it in the corresponding Portfolio’s shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

The unit value for each variable investment option depends on the investment performance of that option, less daily charges for:

(i)	mortality and expense risks;

(ii)	administrative expenses; and

(iii)	distribution charges.

On any day, your value in any variable investment option equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day’s value for one unit. The number of your contract units in any variable investment option does not change unless they are:

(i)	increased to reflect subsequent contributions (plus the credit for Series CP ® contracts);
(ii)	decreased to reflect withdrawals (plus withdrawal charges, if applicable); or

(iii)	increased to reflect transfers into or decreased to reflect a transfer out of a variable investment option.

In addition, when we deduct any Guaranteed benefit charge, the number of units credited to your contract will be reduced. Your units are also reduced when we deduct the annual administrative charge. A description of how unit values are calculated can be found in the SAI.

Your contract’s value in the guaranteed interest option

Your value in the guaranteed interest option at any time will equal: your contributions and transfers to that option, plus interest, minus transfers and withdrawals out of the option, and charges we deduct.

Your contract’s value in the account for special dollar cost averaging

(For Series B and Series L contracts only)

Your value in the account for special dollar cost averaging at any time will equal your contribution allocated to that option, plus interest, minus any amounts that have been transferred to the variable investment options you have selected, and charges we deduct.

Effect of your account values falling to zero

In general, your contract will terminate without value if your Total account value falls to zero as the result of withdrawals, or the payment of any applicable charges when due, or a combination of two, as described below:

•	If you have Non-Guaranteed benefit account value only and it falls to zero as the result of withdrawals or the payment of any applicable charges, your contract will terminate.

•	Your Guaranteed minimum death benefit will terminate without value if your Guaranteed benefit account value falls to zero as the result of withdrawals or the payment of any applicable charges. This will happen whether or not you also elected the GIB or receive Lifetime GIB payments. Unless you have amounts allocated to your
Non-Guaranteed
benefit account value, your contract will also terminate.

•	If you elected the GIB and your Guaranteed benefit account value falls to zero as the result of the payment of any applicable charges or a withdrawal that is not an Excess withdrawal, you will receive Lifetime GIB payments in accordance with the terms of the GIB. Unless you have amounts allocated to your
Non-Guaranteed
benefit account value, your contract will also terminate.

51

•	If your Guaranteed benefit account value falls to zero due to an Excess withdrawal, your GIB will terminate and you will not receive Lifetime GIB payments. Unless you have amounts allocated to your
Non-Guaranteed
benefit account value, your contract will also terminate.

Certain withdrawals, even one that does not cause your Total account value to fall to zero, will be treated as a request to surrender your contract and terminate your Guaranteed minimum death benefit. See “Withdrawals treated as surrenders” in “Accessing your money.”

As discussed in this Prospectus, we reserve the right to discontinue or limit your ability to make subsequent contributions to the contract or subsequent transfers or contributions to the Guaranteed benefit variable investment options, either directly or through a Special DCA program. If we exercise this right, and your account values are at risk of falling to zero, you will not have the ability to fund the contract and any Guaranteed benefits in order to avoid contract and/or Guaranteed benefit termination.

Withdrawals and/or deductions of charges during or following a period of poor market performance in which your account values decrease, increases the possibility that such a withdrawal or deduction could cause your account values to fall to zero.

See Appendix “State contract availability and/or variations of certain features and benefits” for any state variations with regard to termination of your contract.

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5.
Transferring your money among investment options

Transferring your account value

At any time before the date annuity payments are to begin, you can transfer some or all of your Total account value among the investment options, subject to the following:

•	You may not transfer any amount to a Special DCA program.

•	Amounts allocated to the
Non-Guaranteed
benefit variable investment options or guaranteed interest option can be transferred among the
Non-Guaranteed
benefit variable investment options. Also, amounts allocated to the
Non-Guaranteed
benefit variable investment options or the guaranteed interest option can be transferred to the Guaranteed benefit variable investment options through age 75 or, if later, until your first contract date anniversary. Transfers into your Guaranteed benefit account value will be allocated in accordance with your allocation instructions on file. See the limitations on amounts that may be transferred out of the guaranteed interest option below.

•	Amounts invested in the Guaranteed benefit variable investment options can only be transferred among the Guaranteed benefit variable investment options. Transfers out of the Guaranteed benefit variable investment options into the
Non-Guaranteed
benefit variable investment options or guaranteed interest option are not permitted. However, if the owner elects to cancel a Guaranteed benefit, the entire Guaranteed benefit account value must be withdrawn from the contract or transferred into the
Non-Guaranteed
benefit variable investment options or guaranteed interest option. See “Dropping a Guaranteed benefit”. See the limitations on amounts that may be transferred into the guaranteed investment option below.

•
Once
a
withdrawal is taken from your Guaranteed benefit
account value, you cannot make additional contributions to your Guaranteed benefit account value. You may, however, be able to continue to make transfers from your
Non-Guaranteed
benefit account value to the Guaranteed benefit variable investment options until such time you make a subsequent contribution to your
Non-Guaranteed
benefit account value.
See “How withdrawals affect your Guaranteed benefits” in “Benefits available under the contract”.

•	For amounts allocated to the Guaranteed benefit variable investment options, you may make a transfer from one Guaranteed benefit variable investment option to another Guaranteed benefit variable investment option as follows:
—
You may make a transfer within the same category provided the resulting allocation to the receiving Guaranteed benefit variable investment option does not exceed the investment option maximum in place at the time of the transfer.

—
You can make a transfer from a Guaranteed benefit variable investment option in one category to a Guaranteed benefit variable investment option in another category as long as any applicable minimum rule(s) for the transferring category, the minimum and maximum rule(s) for all categories and the maximum rule for the receiving Guaranteed benefit variable investment option are met. For detailed information regarding these rules, see “Category and investment option limitations” under “Allocating your contributions” in “Purchasing the Contract”.

—
You may also request a transfer that would reallocate your account value in the Guaranteed benefit variable investment options based on percentages, provided those percentages are consistent with the category and Guaranteed benefit variable investment option limits in place at the time of the transfer.

—	In calculating the limits for any transfers among the Guaranteed benefit variable investment options, we use the Guaranteed benefit account value percentages as of the date prior to the transfer.

—
Transfer requests do not change the allocation instructions on file for any future contribution or rebalancing, although transfer requests will be considered subject to the Custom Selection Rules at the time of the request. In connection with any transfer, you should consider providing new allocation instructions, which would be used in connection with future rebalancing. A transfer must comply with the Custom Selection Rules described under “Allocating your contributions”.

•	A transfer into the guaranteed interest option will not be permitted if such transfer would result in more than 25% of the total account value being allocated to the guaranteed interest option, based on the total account value as of the previous business day. This restriction is waived for amounts transferred from a dollar cost averaging program into the guaranteed interest option.

•	We reserve the right to restrict transfers into and among variable investment options, including limitations on the number, frequency, or dollar amount of transfers.

•	We may, at any time, exercise our right to terminate transfers to any of the variable investment options and to limit the number of variable investment options which you may elect.

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•	We may charge a transfer charge for any transfers in excess of 12 transfers in a contract year. For more information, see “Transfer charge” in “Charges and expenses”.

•	For transfer restrictions regarding disruptive transfer activity, see “Disruptive transfer activity”.

•	The maximum amount that may be transferred from the guaranteed interest option to any investment option (including amounts transferred pursuant to the fixed-dollar option and interest sweep option dollar cost averaging programs described under “Allocating your contributions” in “Purchasing the Contract”) in any contract year is the greatest of:

(a)	25% of the amount you have in the guaranteed interest option on the last day of the prior contract year; or

(b)	the total of all amounts transferred at your request from the guaranteed interest option to any of the investment options in the prior contract year; or

(c)	25% of amounts transferred or allocated to the guaranteed interest option during the current contract year.

From time to time, we may remove the restrictions regarding transferring amounts out of the guaranteed interest option. If we do so, we will tell you by way of a supplement to this Prospectus. We will also tell you at least 45 days in advance of the day that we intend to reimpose the transfer restrictions. When we reimpose the transfer restrictions, if any dollar cost averaging transfer out of the guaranteed interest option causes a violation of the 25% outbound restriction, that dollar cost averaging program will be terminated for the current contract year. A new dollar cost averaging program can be started in the next or subsequent contract years.

You may request a transfer in writing (using our specific form), through Equitable Client portal. You must send in all written transfer requests on the specific form we provide directly to our processing office. We will confirm all transfers in writing.

Please see “Allocating your contributions” in “Purchasing the Contract” for more information about your role in managing your allocations.

Disruptive transfer activity

You should note that the contract is not designed for professional “market timing” organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer’s investment. This can happen when it is not advantageous to sell any securities, so the portfolio’s performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small-
and
mid-capitalization
companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small-
and
mid-capitalization
companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners.

We offer investment options with underlying portfolios that are part of the affiliated Trust, as well as investment options with underlying portfolios of outside trusts with which the Company has entered participation agreements (the “unaffiliated trusts” and, collectively with the affiliated Trust, the “trusts”). The affiliated Trust has adopted policies and procedures regarding disruptive transfer activity. It discourages frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. It aggregates inflows and outflows for each portfolio on a daily basis. On any day when

54

a portfolio’s net inflows or outflows exceed an established monitoring threshold, the affiliated Trust obtains from us contract owner trading activity. The affiliated Trust currently considers transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity.

When a contract is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

Each unaffiliated trust may have its own policies and procedures regarding disruptive transfer activity. If an unaffiliated trust advises us that there may be disruptive activity from one of our contract owners, we will work with the unaffiliated trust to review contract owner trading activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios. Please see the prospectuses for the trusts for more information.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this Prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.
Systematic account sweep program

Under the systematic account sweep program, you may elect to have amounts from the
Non-Guaranteed
benefit account variable investment options and the guaranteed interest option transferred to the Guaranteed benefit variable investment options. This can be done on a quarterly, semi-annual or annual basis. There are four transfer options available under this program.

Please check with your financial professional or one of our customer service representatives regarding the availability of our Systematic account sweep program options.

(i)	Fixed dollar. Under this option, you can transfer a specified dollar amount, subject to a minimum of $50. The dollar amount you select cannot be changed while the program is in effect.

(ii)
Fixed percentage.
 Under this program, you can transfer a specified percentage of your
Non-Guaranteed
benefit account value as of the date of the transfer. The percentage you select cannot be changed while the program is in effect. If your Guaranteed benefit account value on the transfer date is $50 or less, we will transfer the entire amount and the program will end.

(iii)
Transfer the gains.
 Under this option, you can transfer amounts in excess of your “total net contributions” (described below) made to the
Non-Guaranteed
benefit account value as of the date of the transfer. The calculated amount to be transferred must be $50 or greater in order for the transfer to occur. If you elect this option after issue, the first transfer will be for all gains in the
Non-Guaranteed
benefit account value as of the date of the transfer. If there are no gains in the
Non-Guaranteed
benefit account value, a transfer will not occur.

(iv)
Transfers the gains in excess of a specified percentage.
 Under this option, you can transfer amounts in excess of a specified percentage of your “total net contributions” (described below) made to the
Non-Guaranteed
benefit account value as of the date of the sweep. There is no restriction on the maximum percentage you can request, however, the specified percentage cannot be changed while the program is in effect. Also, the calculated amount to be transferred must be $50 or greater in order for the transfer to occur. If you elect this option after issue, the first transfer will be for all gains in the
Non-Guaranteed
benefit account value in excess of a specified percentage. If there are no gains in the
Non-Guaranteed
benefit account value, a transfer will not occur.

For options (iii) and (iv), the “net contribution amount” is the total contributions made to the
Non-Guaranteed
benefit account value, adjusted for withdrawals (and any applicable withdrawal charges) and all transfers to the Guaranteed benefit account value. All subsequent contributions made to the
Non-Guaranteed
benefit account value will increase the net

55

contribution amount by the dollar amount of the contribution as of the transaction date of the contribution. All withdrawals and ad hoc transfers from the
Non-Guaranteed
benefit account value will be withdrawn or transferred — gains first. The net contribution amount will only be reduced by a withdrawal (and any applicable withdrawal charges) or transfer to the extent that the withdrawal or transfer is in excess of “gains” in the
Non-Guaranteed
benefit account value on the date of the transfer. For this purpose, “gains” is equal to the
Non-Guaranteed
benefit account value immediately prior to the withdrawal or transfer in excess of net contribution.

Please note the following under the Systematic account sweep program:

•	As noted above, transfers can be made on a quarterly,
semi-annual
or annual basis. You can choose a start date for transfers but it cannot be later than the 28th day of the month or later than one year from the date you enroll in the Systematic account sweep program. The frequency for transfers cannot be changed while the program is in effect. If you decide you want to change the frequency of transfers, you must cancel your current program and re-enroll
in the program.

•	For Series CP
®
contracts, any credits that are applied to the
Non-Guaranteed
benefit account value will not be part of the net contribution amount. The total amount of credit applied to the
Non-Guaranteed
benefit account value will be considered transferred to the Guaranteed benefit account value first before any earnings are transferred under our Systematic withdrawal program.

•	Each transfer will be
pro-rated
from all of your investment options in the
Non-Guaranteed
benefit account value, except for amounts allocated to a Special DCA program. If either option (iii) or (iv) is selected and there are amounts allocated to a Special DCA program, the calculation of the sweep will use your
Non-Guaranteed
benefit account value (including any amounts in the Special DCA program that are designated for future transfers to the
Non-Guaranteed
benefit account value). However, once the amount to be transferred is calculated, the transfer will be pro-rated
from the
Non-Guaranteed
benefit account variable investment options and the Guaranteed interest option. No amounts will be transferred from the Special DCA program.

•	Under the Fixed percentage option, the calculation of the transfer will not include any amounts in the Special DCA program and the transfer will be prorated from the
Non-Guaranteed
benefit variable investment options and the guaranteed interest option.

•	All transfers to the Guaranteed benefit account variable investment options will be in accordance with your allocation instructions on file.

•	An ad hoc transfer from the Non-Guaranteed benefit account value to the Guaranteed benefit account value that is not part of the Systematic account sweep program will not terminate the program. Please note, however, that a transfer under Options (iii) or (iv) could decrease the net contribution amount that is used to determine the gains on each transfer date.

•	You can only have one Systematic account sweep program in effect at any one time.

•	You can cancel your Systematic account sweep program at any time.

•	Transfers under your Systematic account sweep program do not count toward the transfers under the contract that may be subject to a transfer charge.

•	The Systematic account sweep program is available with any dollar cost averaging program available under your contract.

•	You can elect a rebalancing program for your
Non-Guaranteed
benefit account value while the Systematic withdrawal program is in effect. If a rebalancing transaction date and Systematic account sweep program transaction date happen to be on the same Business day, the transfer under the Systematic account sweep program will be processed first. Then, we will process the rebalancing of your
Non-Guaranteed
benefit account value.

•	If all Guaranteed benefits are dropped after you have funded the Guaranteed benefit account value, your Systematic account sweep program will be terminated.

•	If we exercise our right to discontinue contributions and/or transfers to the Guaranteed benefit account variable investment options, or if you are unable to make subsequent contributions and/or transfers to the Guaranteed benefit account variable investment options due to any other contribution or transfer restriction, your Systematic account sweep program will be terminated.

•	If you make a contribution to your
Non-Guaranteed
benefit account value following your first withdrawal from the Guaranteed benefit account value, your Systematic account sweep program will be terminated.

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6.
Accessing your money

Withdrawing your account value

You have several ways to withdraw your Total account value before payments begin. The table below shows the methods available under each type of contract.

Withdrawals reduce your account value and may be subject to withdrawal charges and have tax consequences, including possible tax penalties. Your account value could become insufficient due to withdrawals and/or poor market performance. For information on how withdrawals could significantly reduce or terminate your Guaranteed benefits and potentially cause your contract to terminate, please see “Effect of your account values falling to zero” in “Determining your contract’s value” and “How withdrawals affect your Guaranteed benefits” in “Benefits available under the contract”, as well as Appendix “Rules regarding contributions to your contract” for more information.

If you take a withdrawal from the Guaranteed benefit variable investment options, the withdrawal may impact your existing benefits and you will no longer be permitted to make subsequent contributions into the Guaranteed benefit variable investment options. See “How you can purchase and contribute to your contract” in “Purchasing the Contract” for more information.

Method of withdrawal

Contract (1)	Auto- matic payment plans (2)	Partial	Syste- matic (3)	Pre-age 59 1 ⁄ 2 sub- stantially equal (4)	Lifetime required minimum distribu- tion
NQ	Yes	Yes	Yes	No	No
Traditional IRA	Yes	Yes	Yes	Yes	Yes
Roth IRA	Yes	Yes	Yes	Yes	No
Inherited IRA	No	Yes	No	No	Yes (5)
QP (6)	Yes	Yes	No	No	No
(1)	Please note that not all contract types are available under all contracts in the Series.
(2)	Available for contracts with GIB only.
(3)	Available for withdrawals from your Non-Guaranteed benefit variable investment options and guaranteed interest option only.
(4)	Not available for contracts with GIB.
(5)	The contract (whether traditional IRA or Roth IRA) pays out post-death required minimum distributions. See “Inherited IRA beneficiary continuation contract” in “Purchasing the Contract”.
(6)	All payments are made to the plan trust as the owner of the contract. See “Appendix Purchase considerations for QP contracts”.

All requests for withdrawals must be made on a specific form that we provide. Please see “How to reach us” under “The Company” for more information.

Automatic payment plans

(For contracts with GIB)

You may take automatic withdrawals from your Guaranteed benefit account value under either the Maximum payment plan or the Customized payment plan, as described below. Under either plan, you may take withdrawals on a monthly, quarterly or annual basis. You may change the payment frequency of your withdrawals at any time, and the change will become effective on the next contract date anniversary. All withdrawals from an Automatic payment plan count toward your free withdrawal amount.

You may elect either the Maximum payment plan or the Customized payment plan beginning in the second year for contracts with a one year waiting period and the sixth contract year for contracts with a five year waiting period. You must wait at least 28 days from enrollment in a plan before automatic payments begin. We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month. However, you must elect a date that is more than three calendar days prior to your contract date anniversary.

If you take a partial withdrawal from your Guaranteed benefit account value while an automatic payment plan is in effect, we will terminate the plan. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary. A partial withdrawal taken during an automatic payment plan could result in an Excess withdrawal. See “Guaranteed income benefit” in “Benefits available under the contract” and “How withdrawals affect your Guaranteed benefits” in “Benefits available under the contract”.

Maximum payment plan

If you elect the GIB and have funded the benefit, the Maximum payment plan is available beginning in the second year for contracts with a one year waiting period and the sixth contract year for contracts with a five year waiting period. Under the Maximum payment plan, you can request us to pay you the Annual withdrawal amount as scheduled payments. The payment amount may increase or decrease annually as the result of a change in the Annual
Roll-up
rate. Also, the payment amount may increase as the result of a
Roll-up
benefit base reset.

If you elect the Maximum payment plan and start monthly or quarterly payments after the beginning of a contract year, the payments you take that year will be less than your Annual withdrawal amount.

If you take a partial withdrawal from your Guaranteed benefit account value in the same contract year prior to enrollment in

57

the Maximum payment plan, the partial withdrawal will be factored into the scheduled payments for that contract year, as follows: we will calculate the Annual withdrawal amount and subtract the partial withdrawal amount. The difference will be divided by the number of payments that remain for the rest of the contract year based on your election. This will be the amount paid out for the remaining periods for that contract year.

Customized payment plan

Please check with your financial professional or one of our customer service representatives regarding the availability of our Customized payment plan options.

If you elect the GIB and have funded the benefit, the Customized payment plan is available beginning in the second year for contracts with a one year waiting period and the sixth contract year for contracts with a five year waiting period. Depending on availability, any of the following five Customized payment plan options may be elected. Please contact your financial professional for which Customized payment plans are currently available. For options that are based on a withdrawal percentage, the specified percentage is applied to the GIB
Roll-up
benefit base as of the most recent contract date anniversary. See “Annual withdrawal amount” in “Guaranteed income benefit” under “Benefits available under the contract”.

The following payment options can be elected under the Customized payment plan. For options
(i)-(iii) and
(v), your payment may increase or decrease annually as the result of a change in the Annual
Roll-up
rate. Also, the payment amount may increase as the result of a
Roll-up
benefit base reset.

(i)
Guaranteed minimum percentage: You can request us to pay you as scheduled payments a withdrawal amount based on a withdrawal percentage that is fixed at the lowest guaranteed Annual
Roll-up
rate of 4%.

(ii)
Fixed percentage below the Annual
Roll-up
rate: You can request us to pay you as scheduled payments a withdrawal amount based on the applicable Annual
Roll-up
rate
minus
a fixed percentage for each contract year. If in any contract year the calculation would result in a payment that is less than 4%, your withdrawal percentage for that contract year will be 4%. In other words, the withdrawal percentage can never be less than 4%. Your percentage requests must be in increments of 0.50%.

(iii)
Fixed percentage: You can request us to pay you as scheduled payments a withdrawal amount based on a fixed percentage. The percentage may not exceed the Annual
Roll-up
rate in any contract year. If in any contract year the fixed percentage is greater than your Annual
Roll-up
rate for that contract year, we will pay you only the Annual withdrawal amount as scheduled payments for that contract year.

(iv)
Fixed dollar amount: You can request us to pay you as scheduled payments a fixed dollar withdrawal amount each contract year. The fixed dollar amount may not exceed your Annual withdrawal amount in any contract year. If in any contract year the fixed dol-
lar amount is greater than your Annual withdrawal amount, we will pay you as scheduled payments only your Annual withdrawal amount.

(v)
Fixed dollar amount or fixed percentage from both the Guaranteed benefit account value and the
Non-Guaranteed
benefit account value: You can request us to pay you a fixed dollar amount or fixed percentage as scheduled payments that may be greater than your Annual withdrawal amount. The Annual withdrawal amount will be withdrawn from the Guaranteed benefit account value. We will pay you any requested amount that is in excess of your Annual withdrawal amount from your Non-Guaranteed benefit account value. If in any contract year there is insufficient value in the
Non-Guaranteed
benefit account value to satisfy your requested fixed dollar or fixed percentage withdrawal, we will pay you the maximum amount that can be withdrawn from your Annual withdrawal amount and your
Non-Guaranteed
benefit account value as scheduled payments for that contract year even though this amount will be less than you requested.

It is important to note that if you elect the Customized payment plan and start monthly or quarterly withdrawals after the beginning of a contract year, you could select scheduled payment amounts that would cause an Excess withdrawal. If your selected scheduled payment would cause an Excess withdrawal, we will notify you. Excess withdrawals may significantly reduce the value of the GIB (and “Greater of” death benefit, if elected). See “How withdrawals affect your Guaranteed benefits” and “Guaranteed income benefit” in “Benefits available under the contract”.

For examples of how withdrawals affect your guaranteed benefit bases, see Appendix “Examples of how withdrawals affect your Guaranteed benefit bases”.

Partial withdrawals and surrenders
(All contracts)

You may take partial withdrawals from your contract at any time. For discussion on how amounts can be withdrawn, see “How withdrawals are taken from your Total account value”. The minimum amount you may withdraw is $300. You can also surrender your contract at any time.

Partial withdrawals will be subject to a withdrawal charge if they exceed the free withdrawal amount. For more information, see “Free withdrawal amount” in “Charges and expenses”.

Any request for a partial withdrawal that results in an Excess withdrawal will terminate your participation in the Maximum payment plan or Customized payment plan. Any partial withdrawal request will terminate the systematic withdrawal option.

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Systematic withdrawals
(All contracts except Inherited IRA and QP)

You may take systematic withdrawals of a particular dollar amount or a particular percentage of your
Non-Guaranteed
benefit variable investment options and guaranteed interest option.

If your contract is subject to withdrawal charges, you may take systematic withdrawals on a monthly, quarterly or annual basis as long as the withdrawals do not exceed the following percentages of your
Non-Guaranteed
benefit account value: 0.8% monthly, 2.4% quarterly and 10.0% annually. The minimum amount you may take in each systematic withdrawal is $250. If the amount withdrawn would be less than $250 on the date a withdrawal is to be taken, we will not make a payment and we will terminate your systematic withdrawal election.

If the withdrawal charges on your contract have expired (not applicable to Series C which has no withdrawal charges), you may elect a systematic withdrawal option in excess of percentages described in the preceding paragraph, up to 100% of your
Non-Guaranteed
benefit account value.
However, if you elect a systematic withdrawal option in excess of these limits, and make a subsequent contribution to your
Non-Guaranteed
benefit account value, the systematic withdrawal option will be terminated.
You may then elect a new systematic withdrawal option within the limits described in the preceding paragraph.

If you elect our systematic withdrawal program, you may request to have your withdrawals made on any day of the month, subject to the following restrictions:

•	You must select a date that is more than three calendar days prior to your contract date anniversary; and

•	You cannot select the 29th, 30th or 31st.

If you do not select a date, we will make the withdrawals the same day of the month as the day we receive your request to elect the program, subject to the same restrictions listed above. If you have also elected a GIB automatic payment plan, unless you instruct us otherwise, your systematic withdrawal option withdrawals will be on the same date as your automatic payment plan. You must wait at least 28 days after your contract is issued before your systematic withdrawals can begin.

You may elect to take systematic withdrawals at any time.

If the systematic withdrawal option is elected with an Automatic payment plan, the payment frequency will be the same as the Automatic payment plan.

You may change the payment frequency, or the amount or the percentage of your systematic withdrawals, once each contract year. However, you may not change the amount or percentage in any contract year in which you have already taken a partial withdrawal. You can cancel the systematic withdrawal option at any time.
If you take a partial withdrawal while you are taking systematic withdrawals, your systematic withdrawal option will be terminated. You may then elect a new systematic withdrawal option.

Systematic withdrawals are not subject to a withdrawal charge, except to the extent that, when added to a partial withdrawal amount previously taken in the same contract year, the systematic withdrawal exceeds the free withdrawal amount.

Substantially equal withdrawals
(Traditional IRA and Roth IRA contracts only)

We offer our “substantially equal withdrawals option” to allow you to receive distributions from your contract without triggering the 10% additional federal income tax penalty, which normally applies to distributions made before age 59
1
⁄
2
. Substantially equal withdrawals are also referred to as “72(t) exception withdrawals.” See “Tax information”. The substantially equal withdrawals option is available only if 100% of your Total account value is allocated to either the Guaranteed benefit account value or the
Non-Guaranteed
benefit account value. This option is not available if your Total account value is split between the Guaranteed benefit account value and the
Non-Guaranteed
benefit account value at the time you elect this option. If you elect to take substantially equal withdrawals, you may not elect any other automated withdrawal program.

If you elect our substantially equal withdrawals option, we calculate the permissible distributions for you using one of the
IRS-approved
methods for doing this. Substantially equal withdrawals that we calculate for you are not subject to a withdrawal charge, except to the extent that, when added to a partial withdrawal previously taken in the same contract year, the substantially equal withdrawal exceeds the free withdrawal amount. See “Free withdrawal amount” in “Charges and expenses”. You should also be aware that the portion of any withdrawal from the Guaranteed benefit account value that is in excess of the Annual withdrawal amount will reduce your benefit base(s) on a pro rata basis as of the date of the withdrawal. See “How withdrawals affect your Guaranteed benefits” and “Annual withdrawal amount” in “Benefits available under the contract” for more information.

Our substantially equal withdrawals option is not the exclusive method of meeting the penalty exception. After consultation with your tax adviser, you may decide to use any permissible method. If you do not elect our substantially equal withdrawals option, you would have to compute withdrawal amounts yourself and request partial withdrawals. If you perform this calculation yourself using any permissible method, even the method we use to calculate the substantially equal withdrawals option, a withdrawal charge may apply as described in “Charges and expenses”.

Once you begin to take substantially equal withdrawals, you should or five full not do any of the following until after the later of age 59
1
⁄
2
years after the first withdrawal: (i) stop them; (ii) change the pattern of your withdrawals (for example, by taking an additional partial withdrawal); or (iii) contribute any more to the contract. If you alter the pattern of withdrawals, you may

59

be liable for the 10% federal tax penalty that would have otherwise been due on prior withdrawals made under this option and for any interest on the delayed payment of the penalty.

In accordance with IRS guidance, an individual who has elected to receive substantially equal withdrawals may make a one-time
change, without penalty, from one of the
IRS-approved
methods of calculating fixed payments to another
IRS-approved
method (similar to the required minimum distribution rules) of calculating payments, which vary each year.

If the contract is eligible, you may elect to take substantially equal withdrawals at any time before age 59
1
⁄
2
. We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month. However, you must elect a date that is more than three calendar days prior to your contract date anniversary. We will calculate the amount of your substantially equal withdrawals using the
IRS-approved
method we offer. The payments will be made monthly, quarterly or annually as you select. These payments will continue until (i) we receive written notice from you to cancel this option; (ii) you take an additional partial withdrawal; or (iii) you contribute any more to the contract. You may elect to start receiving substantially equal withdrawals again, but the payments may not restart in the same calendar year in which you took a partial withdrawal or added amounts to the contract. We will calculate the new withdrawal amount.

Because the
IRS-approved
penalty exception methods do not permit you to add contributions or change payments to restore the benefit base, as noted above, you and your tax adviser should consider carefully whether you should elect the substantially equal withdrawals option or any other method of penalty exception withdrawals if you have allocated any amounts to the Guaranteed benefit account value.

Lifetime required minimum distribution withdrawals
(Traditional IRA contracts only — See “Tax information”)

We offer our “automatic required minimum distribution (RMD) service” to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute RMDs yourself and request partial withdrawals. In such a case, a withdrawal charge may apply. Before electing this account-based withdrawal option, you should consider whether annuitization might be better in your situation. If you have elected one or more Guaranteed benefits, amounts withdrawn from the contract to meet RMDs may reduce your benefit base(s) and may limit the utility of the benefit(s). Also, the actuarial present value of additional contract benefits must be added to the Total account value in calculating RMD payments from annuity contracts funding IRAs, which could increase the amount required to be withdrawn. Please refer to “Tax information”.
This service is not available under QP contracts.

You may elect your “automatic required minimum distribution (RMD) service” in the year in which you reach the applicable RMD age under federal tax law (as described under “Tax Information” later in this prospectus).

See the discussion of lifetime required minimum distributions under “Tax Information”.

The minimum amount we will pay out is $250. Currently, RMD payments will be made annually.

This service does not generate automatic RMD payments during the first calendar year. Therefore, if you are making a rollover or transfer contribution to the contract after the applicable RMD age, you must take any RMDs before the rollover or transfer. If you do not, any withdrawals that you take during the first contract year to satisfy your RMDs may be subject to withdrawal charges, if applicable, if they exceed the free withdrawal amount.

For traditional IRA contracts, we will send a form outlining the distribution options available in the year you reach the applicable RMD age if you have not begun your annuity payments before that time.

We do not impose a withdrawal charge on RMD payments taken through our automatic RMD service even if, when added to a partial withdrawal previously taken in the same contract year, the RMD payments exceed the free withdrawal amount.

RMDs for contracts with GIB.
Generally, if you elect our Automatic RMD service, any lifetime RMD payment we make to you, starting in the first contract year, will not be treated as an Excess withdrawal for contracts with GIB or with GIB and the “Greater of” death benefit. Amounts from both your Guaranteed Benefit account value and
Non-Guaranteed
account value are used to determine your lifetime RMD payment each year.

If you elect either the Maximum payment plan or the Customized payment plan (together, “automatic payment plans”) and our Automatic RMD service, we will make an extra payment, if necessary, on December 1st that will equal your lifetime RMD amount less all payments made through November 30th and any scheduled December payment. The combined Automatic payment plan and RMD payment will not be treated as an Excess withdrawal if the RMD, together with any withdrawal taken under one of our automatic plans exceeds your Annual withdrawal amount. The additional payment will reduce your
Roll-up
benefit bases on a dollar for dollar basis. Your Annual Ratchet benefit base is always reduced on a pro rata basis.

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If you take any partial withdrawals in addition to your RMD and Automatic payment plan payments, your applicable Automatic payment plan will be terminated. Any partial withdrawal taken from your Guaranteed benefit account value may cause an Excess withdrawal and may be subject to a withdrawal charge. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary. Further, your GIB benefit base and Annual withdrawal amount will be reduced.

If you elect our Automatic RMD service and elect to take your Annual withdrawal amount in partial withdrawals without electing one of our available Automatic payment plans, we will make a payment, if necessary, on December 1st that will equal your RMD payment less all withdrawals made through November 30th. If prior to December 1st you make a partial withdrawal that exceeds your Annual withdrawal amount, but not your RMD amount, any portion of that partial withdrawal taken from your Guaranteed benefit account value will be treated as an Excess withdrawal, as well as any subsequent partial withdrawals taken from your Guaranteed benefit account value made during the same contract year. However, if by December 1st your withdrawals have not exceeded your RMD amount, the RMD payment we make to you will not be treated as an Excess withdrawal.

Your RMD payment will be withdrawn on a pro rata basis from your
Non-Guaranteed
benefit variable investment options and guaranteed interest option, excluding amounts in a Special DCA program. If there is insufficient value or no value in those options, we will withdraw amounts from your Special DCA program. If there is insufficient value in those options, any additional amount of the RMD payment or the total amount of the RMD payment will be withdrawn from your
Guar-
anteed benefit variable investment options. For information on how RMD payments are taken from your contract see “How withdrawals are taken from your Total account value”.

If you do not elect our Automatic RMD service and if your Annual withdrawal amount is insufficient to satisfy the RMD payment, any additional withdrawal taken in the same contract year (even one to satisfy your RMD payment) from your Guaranteed benefit account value will be treated as an Excess withdrawal.

How withdrawals are taken from your Total account value

Unless you specify otherwise, all withdrawals (other than Automatic payment plan withdrawals, lump sum withdrawals of your Annual withdrawal amount and substantially equal withdrawals) will be taken on a pro rata basis from your
Non-Guaranteed
benefit variable investment options and guaranteed interest option, excluding amounts in a Special DCA program. If there is insufficient value or no value in those options, we will subtract amounts from your Special DCA program. If there is insufficient value in those options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from your Guaranteed benefit variable investment options. Any amounts withdrawn from the Special DCA program that were designated for the Guaranteed benefit variable investment options will reduce your Guaranteed benefit base(s).

Automatic payment plan withdrawals (other than fixed dollar amount or fixed percentage withdrawals) and lump sum withdrawals of your Annual withdrawal amount will always be taken on a pro rata basis only from your Guaranteed benefit variable investment options.

Fixed dollar amount or fixed percentage withdrawals are first taken on a pro rata basis from your Guaranteed benefit variable investment options. If there is insufficient value or no value in those options, we will subtract amounts from your
Non-Guaranteed
benefit variable investment options and guaranteed interest option, excluding amounts in a Special DCA program. If there is insufficient value or no value in those options, we will subtract amounts from your Special DCA program.

Substantially equal withdrawals are taken on a pro rata basis from your Total account value. However, if after you have elected the substantially equal withdrawals option your Total account value is split between the Guaranteed benefit account value and the
Non-Guaranteed
benefit account value, your substantially equal withdrawals will be taken on a pro rata basis from your
Non-Guaranteed
benefit variable investment options and guaranteed interest option, excluding amounts in a Special DCA program. If there is insufficient value or no value in those options, we will subtract amounts from your Special DCA program. If there is insufficient value in those options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from your Guaranteed benefit variable investment options. Any amounts withdrawn from the Special DCA program that were designated for the Guaranteed benefit variable investment options will reduce your Guaranteed benefit base(s).

You may choose to have withdrawals subtracted from your contract based on the following options:

(1)	Take the entire withdrawal on a pro rata basis from the Guaranteed benefit variable investment options; or

(2)
Take the entire withdrawal from the
Non-Guaranteed
benefit account value, specifying which
Non-Guaranteed
benefit variable investment options and/or guaranteed interest option the withdrawal should be taken from; or

(3)
Request a certain portion of the withdrawal to be taken from the Guaranteed benefit variable investment options and take the remaining part of the withdrawal from the
Non-Guaranteed
benefit variable investment options. You must specify the investment options for the
Non-Guaranteed
benefit account value. The withdrawal from the Guaranteed benefit variable investment options will be taken on a pro rata basis.

For how withdrawals affect your Guaranteed benefits, see “How withdrawals affect your Guaranteed benefits” in “Benefits available under the contract” and Appendix “Examples of how withdrawals affect your Guaranteed benefit bases”.

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Withdrawals treated as surrenders

Certain withdrawals may cause your contract and certain Guaranteed benefits to terminate, as follows:

•	Any fee deduction and/or withdrawal that causes your Total account value to fall to zero will terminate the contract and any applicable Guaranteed benefit, other than the GIB (unless the account value falls to zero due to an “Excess withdrawal”). See “Guaranteed income benefit” in “Benefits available under the contract” for a discussion of what happens to your benefit if your Guaranteed benefit account value falls to zero.

•	If you do not elect GIB or have not yet funded it, the following applies:

—	a request to withdraw 90% or more of your cash value will terminate your contract and any applicable Guaranteed minimum death benefit;

—
we reserve the right to terminate the contract and any applicable Guaranteed minimum death benefit if no contributions are made during the last three contract years and the cash value is less than $500; and

—	we reserve the right to terminate your contract and any applicable Guaranteed minimum death benefit if any withdrawal would result in a remaining cash values of less than $500.

If your contract is terminated we will pay you the contract’s cash value. See “Surrendering your contract to receive its cash value”. For the tax consequences of withdrawals, see “Tax information”.

Surrendering your contract to receive its cash value

You may surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural
owners, while an annuitant is living) and before you begin to receive annuity payments (Lifetime GIB payments or otherwise). For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information.

Upon your request to surrender your contract for its cash value, all benefits under the contract, including the GIB, will terminate as of the date we receive the required information if your cash value in your Guaranteed benefit account value is greater than your Annual withdrawal amount remaining for that year. If your cash value is not greater than your Annual withdrawal amount remaining for that year, then you will receive your cash value and a supplementary life annuity contract under which we will pay you Lifetime GIB payments. For more information, please see “Effect of your account values falling to zero” in “Determining your contract’s value” and “Guaranteed income benefit” in “Benefits available under the contract”.

You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See “Your annuity payout options”. For the tax consequences of surrenders, see “Tax information”.
When to expect payments

Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the business day the transaction request is received by us in good order. These transactions may include applying proceeds to a payout annuity, payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge, if applicable) and, upon surrender, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

(1)	the NYSE is closed or restricts trading,

(2)	the SEC determines that an emergency exists as a result of sales of securities or determination of the fair value of a variable investment option’s assets is not reasonably practicable, or

(3)	the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

We can defer payment of any portion of your value in the guaranteed interest option or a Special DCA program, (other than for death benefits) for up to six months while you are living. We also may defer payments for a reasonable amount of time (not to exceed 10 days) while we are waiting for a contribution check to clear.

All payments are made by check and are mailed to you (or the payee named in a tax-free
exchange) by U.S. mail, unless you request that we use an express delivery or wire transfer service at your expense.

Signature Guarantee

As a protection against fraud, we require a signature guarantee (i.e., Medallion Signature Guarantee as required by us) for the following transaction requests:

•	disbursements, including but not limited to partial withdrawals, surrenders, transfers and exchanges, over $250,000;

•	any disbursement requested within 30 days of an address change;

•	any disbursement when we do not have an originating or guaranteed signature on file or where we question a signature or perceive any inconsistency between the signature on file and the signature on the request; and

•	any other transaction we require.

We may change the specific requirements listed above, or add signature guarantees in other circumstances, at our discretion if we deem it necessary or appropriate to help protect against fraud. For current requirements, please refer to the requirements listed on the appropriate form or call us at the number listed in this prospectus.

You can obtain a Medallion Signature Guarantee from more than 7,000 financial institutions that participate in a Medallion Signature Guarantee program. The best source of a

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Medallion Signature Guarantee is a bank, brokerage firm or credit union with which you do business.
A notary public cannot provide a Medallion Signature Guarantee. Notarization will not substitute for a Medallion Signature Guarantee.

Your annuity payout options

The following description assumes annuitization of your entire contract. For partial annuitization, see “Partial annuitization”.

Deferred annuity contracts such as those in the Retirement Cornerstone
®
Series provide for conversion to annuity payout status at or before the contract’s “maturity date.” This is called annuitization. Upon annuitization, your account value is applied to provide periodic payments; the contract and all its benefits terminate; and will be converted to a supplementary contract for the periodic payments (“payout option”). The supplementary contract does not have an account value or cash value.

You may choose to annuitize your contract at any time after 13 months (five years for Series CP
®
contracts) after the contract issue date. The contract’s maturity date is the latest date on which annuitization can occur. If you do not annuitize before the maturity date and at the maturity date have not made an affirmative choice as to the type of annuity payments to be received, we will convert your contract to the default annuity payout option which is a life annuity with a period certain. In this case, the period certain will be based on the annuitant’s age and will not exceed 10 years.

If you have a GIB or a Guaranteed minimum death benefit, your contract may have both a Guaranteed benefit account value and a
Non-Guaranteed
benefit account value. If there is a Guaranteed benefit account value and you choose to annuitize your contract before the maturity date, the GIB will terminate without value even if your GIB benefit base is greater than zero. The payments that you receive under the payout annuity option you select may be less than you would have received under GIB. See “Guaranteed income benefit” in “Benefits available under the contract” for further information. Any Guaranteed minimum death benefit terminates upon annuitization. You may choose a partial withdrawal of cash value to purchase a life annuity at any time at or before the maturity date, but the guaranteed annuity purchased rates described below will not apply.

In general, your periodic payment amount upon annuitization is determined by your Total account value, the form of the annuity payout option you elect as described below, and the applicable annuity purchase rate to which that value is applied. Once begun, annuity payments cannot be stopped unless otherwise provided in the supplementary contract. Your contract guarantees that upon annuitization, your account value will be applied to a guaranteed annuity purchase rate for a life annuity. We reserve the right, with advance notice to you, to change guaranteed annuity purchase rates any time after your fifth contract date anniversary and at not less than five-year intervals after the first change. (Please see your contract and SAI for more information.) In the event that we exercise our contractual right to change the guaranteed annuity purchase factors, we would segregate the account value based on contributions and earnings received prior to and after the change. When your contract is annuitized, we would calculate the payments by applying the applicable purchase factors separately to the value of the contributions received before and after the rate change. We will provide you with 60 days advance written notice of such a change.

In addition, you may apply your total account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We have the right to require you to provide any information we deem necessary to provide an annuity upon annuitization. If the annuity payment amount is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.

We currently offer you several choices of annuity payout options. The options available directly under the contract entitle you to receive fixed annuity payments. We may offer other payout options not outlined here. Your financial professional can provide details. Please see Appendix “State contract availability and/or variations of certain features and benefits” for variations that may apply in your state.

The payments that you receive upon annuitization of your Guaranteed benefit account value may be less than your Annual withdrawal amount or your Lifetime GIB payments. If you are considering annuitization, you should ask your financial professional for information about the payment amounts that would be made under the various choices that are available to you. You may also obtain that information by contacting us. Annuitization of your
Non-Guaranteed
benefit account value after the date your Lifetime GIB payments begin will not affect those payments.

You can annuitize your contract. The current available annuity payout options are listed below. Restrictions may apply, depending on the type of contract you own or the owner’s and annuitant’s ages at contract issue. Other than life annuity with period certain, we reserve the right to add, remove or change any of these annuity payout options at any time. In addition, if you are exercising your GIB, your choice of payout options are those that are available under the GIB (see “Guaranteed income benefit” in “Benefits available under the contract”). Please contact our customer service representatives or speak with your financial professional to confirm which annuity payout option(s) are available to you.

Fixed annuity payout options	• Life annuity • Life annuity with period certain • Life annuity with refund certain

•
Life annuity:
 An annuity that guarantees payments for the rest of the annuitant’s life. Payments end with the last monthly payment before the annuitant’s death. Because there is no continuation of benefits following the annuitant’s death with this payout option, it provides

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the highest monthly payment of any of the life annuity options, so long as the annuitant is living. It is possible that the Life annuity option could result in only one payment if the annuitant dies immediately after the first payment.

•
Life annuity with period certain:
An annuity that guarantees payments for the rest of the annuitant’s life. If the annuitant dies before the end of a selected period of time (“period certain”), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant’s life expectancy. A life annuity with a period certain is the form of annuity under the contract that you will receive if you do not elect a different payout option. In this case, the period certain will be based on the annuitant’s age and will not exceed 10 years.

•
Life annuity with refund certain:
An annuity that guarantees payments for the rest of the annuitant’s life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered subject to the required minimum distribution rules if applicable. This payout option is available only as a fixed annuity.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant’s life, and after the annuitant’s death, payments continue to the survivor. We may offer other payout options not outlined here. Your financial professional can provide you with details.

We guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.

The amount applied to purchase an annuity payout option

The amount applied to purchase an annuity payout option varies depending on the payout option that you choose and the timing of your purchase as it relates to any withdrawal charges that apply under your contract.

We use the account value if you select a life annuity, life annuity with period certain or life annuity with refund certain. If we are offering non-life contingent forms of annuities, we use the cash value if you select one of these payout options as any applicable withdrawal charge will apply.

Partial annuitization.
 Partial annuitization of nonqualified deferred annuity contracts is permitted under certain circumstances. You may choose from the life-contingent annuity payout options described here. We no longer offer a period certain option for partial annuitization. We require you to elect partial annuitization on the form we specify. Partial annuitization is not available for a Guaranteed income benefit under a contract. For purposes of this contract we will effect any partial annuitization as a withdrawal applied to a payout annuity.
Please note that a withdrawal from your Guaranteed benefit account value to purchase an annuity payout contract will affect your Guaranteed benefit bases like any other withdrawal. See “How withdrawals are taken from your Total account value” and also the discussion of “Partial annuitization” in “Tax information” for more information.

Selecting an annuity payout option

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. The contract owner and annuitant must meet the issue age and payment requirements.

You can choose the date annuity payments begin but it may not be earlier than thirteen months from your contract date or not earlier than five years from your Series CP
®
contract date (in a limited number of jurisdictions this requirement may be more or less than five years). You can change the date your annuity payments are to begin any time. The date may not be later than the annuity maturity date described below.

For Series CP
®
contracts, if you start receiving annuity payments within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years. Please see Appendix “State contract availability and/or variations of certain features and benefits” for information on state variations.

The amount of the annuity payments will depend on the amount applied to purchase the annuity and the applicable annuity purchase factors, discussed earlier. The amount of each annuity payment will be less with a greater frequency of payments or with a longer certain period of a life contingent annuity. Once elected, the frequency with which you receive payments cannot be changed.

If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay your Total account value in a single sum rather than as payments under the payout option chosen. If you select an annuity payout option and payments have begun, no change can be made.

You will not be able to make withdrawals or change annuity payout options once your contract is annuitized. However, depending on your beneficiary/joint annuitant designations and annuity payout option, the annuity amounts and payment term remaining after your death may be modified if necessary to comply with the minimum distribution requirements of federal income tax law.

Annuity maturity date

Your contract has a maturity date. The maturity date is based on the age of the original annuitant at contract issue and cannot be changed other than in conformance with applicable law, even if you name a new annuitant. The maturity date is generally the contract date anniversary that follows the annuitant’s 95th birthday. The maturity date may not be less than thirteen months from your contract date, unless otherwise stated in your contract. We will send a notice with the contract statement one year prior to the

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maturity date. The notice will include the date of maturity, describe the available annuity payout options, state the availability of a lump sum payment option, and identify the default payout option, if you do not provide an election by the time of your contract maturity date.

If you do not elect the GIB, or elect the GIB and choose not to fund the guarantee, you may either take a lump sum payment or select an annuity payout option on the maturity date. If you do not make an election at maturity, we will apply your
Non-Guaranteed
benefit account value to a life-period certain fixed annuity with payments based on the greater of guaranteed or then current annuity purchase rates.

If you elect the GIB and fund the guarantee, the following applies on the maturity date:

•	For amounts allocated to your Non-Guaranteed benefit account value, you may select an annuity payout option or take a lump sum payment.

•	If you do not make an election for your Guaranteed benefit account value on your maturity date, we will apply the Guaranteed benefit account value to either (a) or (b) below, whichever provides a greater payment:

(a)	a fixed life annuity with a period certain with payments based on the greater of the guaranteed or then current annuity purchase rates, or

(b)	a supplementary contract with annual payments equal to your GIB benefit base applied to the applicable GIB payout factor.

If you elect payments on a joint life basis, the joint life must be your spouse and the joint life GIB payout factors will be reduced. See “Lifetime GIB payments” under “Guaranteed income benefit” in “Benefits available under the contract.” You may also elect to have your Guaranteed benefit account value paid to you in a lump sum or applied to an annuity payout option we are offering at the time.

If Lifetime GIB payments have already begun, we will issue you one supplementary contract to continue receiving your Lifetime GIB payments. For amounts allocated to your
Non-Guaranteed
benefit account value, you may select an annuity payout option or take a lump sum payment.

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7.
Charges and expenses

Charges that the Company deducts

We deduct the following charges each day from the net assets of each variable investment option. These charges are reflected in the unit values of each variable investment option:

•	A mortality and expense risks charge

•	An administrative charge

•	A distribution charge

We deduct the following charges as described later in this section. When we deduct these charges from your variable investment options, we reduce the number of units credited to your contract:

•	On each contract date anniversary — an annual administrative charge, if applicable.

•	At the time you make certain withdrawals or surrender your con- tract — a withdrawal charge (if applicable).

•	On each contract date anniversary — a charge for each optional benefit you elect: a Guaranteed minimum death benefit (other than the Return of Principal death benefit) and the Guaranteed income benefit.

•	At the time annuity payments are to begin — charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. An annuity administrative fee may also apply.

•	At the time you request a transfer in excess of 12 transfers in a contract year — a transfer charge (currently, there is no charge).

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See “Group or sponsored arrangements”.

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise, we will incur a loss.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this Prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. This does not mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contracts.

To help with your retirement planning, we may offer other annuities with different charges, benefits and features. Please contact your financial professional for more information.

Base contract expenses

Mortality and expense risks charge.
We deduct a daily charge from the net assets in each variable investment option to compensate us for mortality and expense risks. In connection with the Guaranteed benefit variable investment options, a portion of this charge compensates us for our costs in providing the Return of Principal death benefit. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

Series B:	0.80%

Series CP ® :	0.95%

Series L:	1.10%

Series C:	1.10%

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. Lastly, we assume a mortality risk to the extent that at the time of death, the Guaranteed minimum death benefit exceeds the cash value of the contract. The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect.

For Series CP
®
contracts, a portion of this charge also compensates us for any credits we apply to the contract. We expect to make a profit from this charge. For a discussion of the credit, see “Credits” in “Purchasing the Contract”.

Administrative charge
. We deduct a daily charge from the net assets in each variable investment option. The charge, together with the annual administrative charge described below, is to compensate us for administrative expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

Series B:	0.30%

Series CP ® :	0.35%

Series L:	0.30%

Series C:	0.25%

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Distribution charge.
We deduct a daily charge from the net assets in each variable investment option to compensate us for a portion of our sales expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

Series B:	0.20%

Series CP ® :	0.25%

Series L:	0.25%

Series C:	0.35%

Account value charges

Annual administrative charge
. We deduct an administrative charge from your Total account value on each contract date anniversary. We deduct the charge if your Total account value on the last business day of the contract year is less than $50,000. If your Total account value on such date is $50,000 or more, we do not deduct the charge. During the first two contract years, the charge is equal to $30 or, if less, 2% of your Total account value. The charge is $30 for contract years three and later.

We will deduct this charge from your value in the
Non-Guaranteed
benefit variable investment options and the guaranteed interest option (see Appendix “State contract availability and/or variations of certain features and benefits” to see if deducting this charge from the guaranteed interest option is permitted in your state) on a pro rata basis. If those amounts are insufficient, we will deduct all or a portion of the charge from a Special DCA account. If those amounts are insufficient, we will deduct all or a portion of the charge from the Guaranteed benefit variable investment options.

If the contract is surrendered or annuitized or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

If your account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable guaranteed benefits except as noted under “Effect of your account values falling to zero” in “Determining your contract’s value”.

Special services charges

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing each special service. For certain services, we will deduct from your account value any withdrawal charge that applies and the charge for the special service. Please note that we may discontinue some or all of these services without notice.

Wire transfer charge.
 We charge $90 for outgoing wire transfers. Unless you specify otherwise, this charge will be deducted from the amount you request.

Express mail charge.
 We charge $35 for sending you a check by express mail delivery. This charge will be deducted from the amount you request.
Duplicate contract charge.
 We charge $35 for providing a copy of your contract. The charge for this service can be paid (i) using a credit card acceptable to us, (ii) by sending a check to our processing office, or (iii) by any other means we make available to you.

Transfer charge

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for any transfers in excess of 12 per contract year. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer. The transfer charge (if applicable), will be assessed at the time that the transfer is processed. Any transfer charge will be deducted from the investment options from which the transfer is made. We will not charge for transfers made in connection with one of our dollar cost averaging programs. Also, transfers from a dollar cost averaging program, our Systematic account sweep program or our rebalancing program do not count toward your number of transfers in a contract year for the purposes of this charge.

Withdrawal charge
(For Series B, Series CP
®
and Series L contracts only )

A withdrawal charge applies in three circumstances: (1) if you make one or more withdrawals during a contract year that, in total, exceed the free withdrawal amount, described below, or (2) if you surrender your contract to receive its cash value or to apply your cash value, or (3) annuitize your contract and elect a non-life contingent annuity option. For more information about the withdrawal charge if you select an annuity payout option, see “Your annuity payout options — The amount applied to purchase an annuity payout option” in “Accessing your money”. For Series CP
®
contracts, a portion of this charge also compensates us for any credits we apply to the contract. For a discussion of the credit, see “Credits” in “Purchasing the Contract”. We expect to make a profit from this charge.

The withdrawal charge equals a percentage of the contributions withdrawn. For Series CP
®
contracts, we do not consider credits to be contributions. Therefore, there is no withdrawal charge associated with a credit.

The percentage of the withdrawal charge that applies to each contribution depends on how long each contribution has been invested in the contract. We determine the withdrawal charge separately for each contribution according to the following table:

	Withdrawal charge as a % of contribution year following receipt of contribution
	1		2	3	4	5		6	7	8		9	10

Series B	7%		7%	6%	6%	5%		3%	1%	0%	(a)	—	—

Series L	8%		7%	6%	5%	0%	(b)	—	—	—		—	—

Series CP ®	8%		8%	7%	6%	5%		4%	3%	2%		1%	0%	(c)

Series C	—	(d)	—	—	—	—		—	—	—		—	—
(a)	Charge does not apply in the 8th and subsequent years following contribution.
(b)	Charge does not apply in the 5th and subsequent years following contribution.

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(c)	Charge does not apply in the 10th and subsequent years following contribution.
(d)	Charge does not apply to Series C contracts.

For purposes of calculating the withdrawal charge, we treat the contract year in which we receive a contribution as “year 1” and the withdrawal charge is reduced or expires on each applicable contract date anniversary. Amounts withdrawn that are not subject to the withdrawal charge are not considered withdrawals of any contribution. We also treat contributions that have been invested the longest as being withdrawn first. We treat contributions as withdrawn before earnings for purposes of calculating the withdrawal charge. However, federal income tax rules treat earnings under your contract as withdrawn first. See “Tax information”.

Please see Appendix “State contract availability and/or variations of certain features and benefits” for possible withdrawal charge schedule variations in your state.

In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the withdrawal charge from your total account value. Any amount deducted to pay withdrawal charges is also subject to that same withdrawal charge percentage. Any applicable withdrawal charge will be calculated on the portion of the withdrawal amount that is subject to withdrawal charges. The charge will be taken out of your Guaranteed and
Non-Guaranteed
benefit account values based on the proportion of the withdrawal amount that is subject to the charge from the respective account values. We deduct the charge in proportion to the amount of the withdrawal subtracted from each investment option. The withdrawal charge helps cover our sales expenses.

For purposes of calculating reductions in your guaranteed benefits and associated benefit bases, the withdrawal amount includes both the withdrawal amount paid to you and the amount of the withdrawal charge deducted from your Total account value. For more information, see “Guaranteed minimum death benefit and Guaranteed income benefit base” and “How withdrawals affect your Guaranteed benefits” in “Benefits available under the contract”.

The withdrawal charge does not apply in the circumstances described below.

Free withdrawal amount

Each contract year you can withdraw a certain amount from your contract without paying a withdrawal charge. In the first contract year, the free withdrawal amount is determined using all contributions received in the first 90 days of the contract year. The free withdrawal amount does not apply if you surrender your contract except where required by law.

For contracts without a Guaranteed benefit.
If you do not elect a Guaranteed benefit with your contract, your free withdrawal amount is equal to 10% of your
Non-Guaranteed
benefit account value at the beginning of the contract year.

For contracts with the Guaranteed minimum death benefit and without GIB.
If you elect Guaranteed minimum death
benefit with your contract, but do not elect the GIB, your free withdrawal amount is equal to 10% of your
Non-Guaranteed
benefit account value and 10% of your Guaranteed benefit account value at the beginning of the contract year. If you do not fund your Guaranteed minimum death benefit until after issue, there is no free withdrawal amount, in connection with the Guaranteed benefit account value, prior to the contract date anniversary following the date on which you funded your Guaranteed minimum death benefit. If you fund your Guaranteed minimum death benefit with a transfer, your free withdrawal amount from your
Non-Guaranteed
benefit account value in that contract year will not be reduced by the amount of the transfer.
If you fund the Guaranteed minimum death benefit after issue with a transfer of 100% of your
Non-Guaranteed
benefit account value, you will not have a free withdrawal amount for the remainder of that contract year.

For contracts with GIB.
With respect to the
Non-Guaranteed
benefit account value, your free withdrawal amount is 10% of the
Non-Guaranteed
benefit account value at the beginning of the contract year.

With respect to the Guaranteed benefit account value, the free withdrawal amount is the GIB
Roll-up
benefit base multiplied by the Annual
Roll-up
rate in effect on the first day of the contract year.

If you do not fund your GIB until after issue, there is no free withdrawal amount, in connection with the Guaranteed benefit account value, prior to the contract date anniversary following the date on which you funded your GIB. If you fund your GIB with a transfer, your free withdrawal amount from your
Non-Guaranteed
benefit account value in that contract year will not be reduced by the amount of the transfer.
If you fund the GIB after issue with a transfer of 100% of your
Non-Guaranteed
benefit account value, you will not have a free withdrawal amount for the remainder of that contract year.

In general, the amount of any contribution or transfer into the Guaranteed benefit account value and a contribution into the
Non-Guaranteed
benefit account value after the first day of the contract year will not be included in your free withdrawal amount for that contract year.

When a withdrawal is taken from both the
Non-Guaranteed
benefit account value and the Guaranteed benefit account value, the free withdrawal amount is allocated based on the amounts withdrawn from each.

Disability, terminal illness, or confinement to nursing home.
The withdrawal charge also does not apply if:

(i)	An owner (or older joint owner, if applicable) has qualified to receive Social Security disability benefits as certified by the Social Security Administration; or

(ii)	We receive proof satisfactory to us (including certification by a licensed physician) that an owner’s (or older joint owner’s, if applicable) life expectancy is six months or less; or

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(iii)
An owner (or older joint owner, if applicable) has been confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, or U.S. Virgin Islands) and meets all of the following:

—	its main function is to provide skilled, intermediate, or custodial nursing care;

—	it provides continuous room and board to three or more persons;

—	it is supervised by a registered nurse or licensed practical nurse;

—	it keeps daily medical records of each patient;

—	it controls and records all medications dispensed; and

—	its primary service is other than to provide housing for residents.

We reserve the right to impose a withdrawal charge, in accordance with your contract and applicable state law, if the conditions described in (i), (ii) or (iii) above existed at the time a contribution was remitted or if the condition began within 12 months of the period following remittance. Some states may not permit us to waive the withdrawal charge in the above circumstances, or may limit the circumstances for which the withdrawal charge may be waived. Your financial professional can provide more information or you may contact our processing office.

Guaranteed benefit charges

Return of Principal death benefit.
There is no additional charge for this death benefit.

Annual Ratchet death benefit.
If you elect the Annual Ratchet death benefit, we deduct a charge annually from your Guaranteed benefit variable investment options on each contract date anniversary for which it is in effect. The charge is equal to 0.25% of the Annual Ratchet to age 85 benefit base. If you elect this benefit, but do not fund it until after your contract issue date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

“Greater of” death benefit.
If you elect this death benefit, we deduct a charge annually from your Guaranteed benefit variable investment options on each contract date anniversary for which it is in effect. The charge is equal to 0.90% of the “Greater of “ death benefit base. If you elect this benefit, but do not fund it until after your contract issue date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

If your
Roll-Up
benefit base resets on the third or later contract date anniversary, we reserve the right to increase the charge for this benefit up to 1.05%. You will be notified of the increased charge at the time we notify you of your eligibility to reset. The increased charge, if any, will apply as of the next contract date anniversary following the reset and on all contract date anniversaries thereafter. You must notify us at least 30 days prior to your contract date anniversary on which a reset could cause a fee increase in order to cancel the reset on your upcoming contract date anniversary. If you elect this benefit, but do not fund it until after your contract issue date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

Guaranteed income benefit charge.
If you elect the GIB, we deduct a charge annually from your Guaranteed benefit variable investment options on each contract date anniversary until such time that your Lifetime GIB payments begin or you elect another annuity payout option, whichever occurs first. The charge is equal to 0.90% of the GIB benefit base in effect on each contract date anniversary. If you elect this benefit, but do not fund it until after your contract issue date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

If your GIB
Roll-up
benefit base resets on the third or later contract date anniversary, we reserve the right to increase the charge for this benefit up to 1.20%. You will be notified of the increased charge at the time we notify you of your eligibility to reset. The increased charge, if any, will apply as of the next contract date anniversary following the reset and on all contract date anniversaries thereafter. You must notify us at least 30 days prior to your contract date anniversary on which a reset could cause a fee increase in order to cancel the reset on your upcoming contract date anniversary.

For the Annual Ratchet death benefit, “Greater of” death benefit and GIB, we will deduct this charge from your Guaranteed benefit variable investment options on a pro rata basis. If those amounts are insufficient to pay this charge and you have no amounts in the Special DCA program designated for the Guaranteed benefit variable investment options, your benefit will terminate without value and you will lose any applicable Guaranteed benefits except as noted under “Effect of your account values falling to zero” in “Determining your contract’s value”. Your contract will also terminate if you do not have any
Non-Guaranteed
benefit account value.

For the Annual Ratchet death benefit, the “Greater of” death benefit and the GIB, if any of the following occur on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year:

•	A death benefit is paid;

•	you surrender the contract to receive its cash value;

•	you annuitize your Guaranteed benefit account value;

•	you transfer 100% of your Guaranteed benefit account value to the Non-Guaranteed benefit account value (following the dropping of your Guaranteed benefits); or

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•	you withdraw 100% of your Guaranteed benefit account value (following the dropping of your Guaranteed benefits).

Charges for state premium and other applicable taxes

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity pay-out
option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.

Charges that the Trusts deduct

The Trusts deduct charges for the following types of fees and expenses:

•	Management fees.

•	12b-1 fees (for certain variable investment options).

•	Operating expenses, such as trustees’ fees, independent public accounting firms’ fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

•	Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each Portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. Certain Portfolios available under the contract in turn invest in shares of other Portfolios of the Trusts and/or shares of unaffiliated portfolios (collectively, the “underlying portfolios”). The underlying portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.

Group or sponsored arrangements

For certain group or sponsored arrangements, we may reduce the withdrawal charge (if applicable) or the mortality and expense risks charge, or change the minimum initial contribution requirements. We also may change the Guaranteed benefits, or offer variable investment options that invest in shares of the Trusts that are not subject to the
12b-1
fee. If permitted under the terms of our exemptive order regarding the Series CP
®
credit feature, we may also change the crediting percentage that applies to contributions. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group arrangements are not available for traditional IRA and Roth IRA contracts. Sponsored arrangements include those in which an employer allows us to sell contracts to its employees or retirees on an individual basis.
Our costs for sales, administration and mortality generally vary with the size and stability of the group or sponsoring organization, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, such as requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy contracts or that have been in existence less than six months will not qualify for reduced charges.

We will make these and any similar reductions according to our rules in effect when we approve a contract for issue. We may change these rules from time to time. Any variation will reflect differences in costs or services and will not be unfairly discriminatory.

Group or sponsored arrangements may be governed by federal income tax rules, the Employee Retirement Income Security Act of 1974 (“ERISA”) or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees, and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.

Other distribution arrangements

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.

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8.
Tax information

Overview

In this part of the Prospectus, we discuss the current federal income tax rules that generally apply to Retirement Cornerstone
®
Series contracts owned by United States individual taxpayers. The tax rules can differ, depending on the type of contract, whether NQ, traditional IRA, Roth IRA or QP. Therefore, we discuss the tax aspects of each type of contract separately.

Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and Internal Revenue Service (“IRS”) interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider further proposals to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted.

We cannot provide detailed information on all tax aspects of the contracts. Moreover, the tax aspects that apply to a particular person’s contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for
non-U.S.
taxpayers, or federal gift and estate taxes. We also do not discuss the Employee Retirement Income Security Act of 1974 (“ERISA”). Transfers of the contract, rights or values under the contract, or payments under the contract, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate, or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.

CARES Act

Congress enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) on March 27, 2020. The CARES Act permitted penalty-free withdrawals during 2020 from many tax-qualified and tax-favored plans and contracts (such as defined contribution plans, 403(b) plans, government sponsored employer 457(b) plans, and IRAs) by individuals affected by coronavirus or the economic aftermath. An individual may repay the amount of the distribution to the plan or contract within a 3-year period. Please consult your tax adviser about your individual circumstances.

Contracts that fund a retirement arrangement

Generally, there are two types of funding vehicles that are available for Individual Retirement Arrangements (“IRAs”): an individual retirement annuity contract such as the ones offered in this Prospectus, or a custodial or trusteed individual retirement account. Annuity contracts can also be purchased in connection with retirement plans qualified under Section 401(a) of the Code (“QP contracts”). How these arrangements work, including special rules applicable to each, are noted in the specific sections for each type of arrangement, below. You should be aware that the funding vehicle for a tax-qualified
arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity’s features and benefits compared with the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect.

Certain provisions of the Treasury Regulations on required minimum distributions concerning the actuarial present value of additional contract benefits could increase the amount required to be distributed from annuity contracts funding qualified plans and IRAs. For this purpose additional annuity contract benefits may include, but are not limited to the various Guaranteed benefits. You should consider the potential implication of these Regulations before you purchase this annuity contract or purchase additional features under this annuity contract. See also Appendix “Purchase considerations for QP contracts” at the end of this Prospectus for a discussion of QP contracts.

Transfers among investment options

If permitted under the terms of the contract, you can make transfers among investment options inside the contract without triggering taxable income.

Taxation of nonqualified annuities

Contributions

You may not deduct the amount of your contributions to a nonqualified annuity contract.

Contract earnings

Generally, you are not taxed on contract earnings until you receive a distribution from your contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

•	if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under the securities laws);

•	if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

•	if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

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•	if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural
person). This provision does not apply to a trust which is a mere agent or nominee for an individual, such as a typical grantor trust.

Federal tax law requires that all nonqualified deferred annuity contracts that the Company and its affiliates issue to you during the same calendar year be linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.

Annuity payments

The following applies to an annuitization of the entire contract. In certain cases, the contract can be partially annuitized. See “Partial annuitization”.

Annuitization under a Retirement Cornerstone
®
Series contract occurs when your entire interest under the contract is or has been applied to one or more payout options intended to amortize amounts over your life or over a period certain generally limited by the period of your life expectancy. (We do not currently offer a period certain option without life contingencies.) Annuity payouts can also be determined on a joint life basis. After annuitization, no further contributions to the contract may be made, the annuity payout amount must be paid at least annually, and annuity payments cannot be stopped except by death or surrender (if permitted under the terms of the contract).

Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your unrecovered investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.

For fixed annuity payments, the
tax-free
portion of each payment is determined by (1) dividing your investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount of the payment. For variable annuity payments, your tax-free
portion of each payment is your investment in the contract divided by the number of expected payments. If you have a loss on a variable annuity payout in a taxable year, you may be able to adjust the tax-free
amount in subsequent years.

Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.

Your rights to apply amounts under this contract to an annuity payout option are described elsewhere in this Prospectus. If you hold your contract to the maximum maturity age under the contract we require that a choice be made between taking a lump sum settlement of any remaining account value or applying any such account value to an annuity payout option we may offer at the time under the contract. If no affirmative choice is made, we will apply any remaining account value or interest in the contract to the default option under the contract at such age. While there is no specific federal tax guidance as to whether or when an annuity contract is required to mature, or as to the form of the payments to be made upon maturity, we believe that this contract constitutes an annuity contract under current federal tax rules.

Partial annuitization

The consequences described above for annuitization of the entire contract apply to the portion of the contract which is partially annuitized. A nonqualified deferred annuity contract is treated as being partially annuitized if a portion of the contract is applied to an annuity payout option on a life-contingent basis or for a period certain of at least 10 years. In order to get annuity payment tax treatment for the portion of the contract applied to the annuity payout, payments must be made at least annually in substantially equal amounts, the payments must be designed to amortize the amount applied over life or the period certain, and the payments cannot be stopped, except by death or surrender (if permitted under the terms of the contract). The investment in the contract is split between the partially annuitized portion and the deferred amount remaining based on the relative values of the amount applied to the annuity payout and the deferred amount remaining at the time of the partial annuitization. Also, the partial annuitization has its own annuity starting date. We do not currently offer a period certain option without life contingencies.

Withdrawals made before annuity payments begin

If you make withdrawals before annuity payments begin under your contract, they are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your Total account value less your total investment in the contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a reduction of your investment in the contract and is not taxable.

Collateral assignments are taxable to the extent of any earnings in the contract at the time any portion of the contract’s value is assigned as collateral. Therefore, if you assign your contract as collateral for a loan with a third party after the contract is issued, you may have taxable income even though you receive no payments under the contract. The Company will report any income attributable to a collateral assignment on Form
1099-R.
Also, if the Company makes payments or distributions to the assignee pursuant to directions under the collateral assignment agreement, any gains in such payments may be taxable to you and reportable on Form
1099-R
even though you do not receive them.

Taxation of Annual withdrawals prior to the beginning of Lifetime GIB payments

We treat any withdrawals under the contract as
non-annuity
payments for income tax purposes. (This includes Annual withdrawal amounts received before the entire contract is annuitized as described above under “Annuity Payments”.)

1035 Exchanges

You may purchase a nonqualified deferred annuity contract through an exchange of another contract. Normally,

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exchanges of contracts are taxable events. The exchange will not be taxable under Section 1035 of the Internal Revenue Code if:

•	the contract that is the source of the funds you are using to purchase the nonqualified deferred annuity contract is another nonqualified deferred annuity contract or life insurance or endowment contract.

•	the owner and the annuitant are the same under the source contract and the contract issued in exchange. If you are using a life insurance or endowment contract the owner and the insured must be the same on both sides of the exchange transaction.

In some cases you may make a tax-deferred 1035 exchange from a nonqualified deferred annuity contract to a “qualified long-term care contract” meeting all specified requirements under the Code or an annuity contract with a “qualified long-term care contract” feature (sometimes referred to as a “combination annuity” contract).

The tax basis, also referred to as your investment in the contract, of the source contract carries over to the contract issued in exchange.

An owner may direct the proceeds of a partial withdrawal from one nonqualified deferred annuity contract to purchase or contribute to another nonqualified deferred annuity contract on a tax-deferred basis. If requirements are met, the owner may also directly transfer amounts from a nonqualified deferred annuity contract to a “qualified long-term care contract” or “combination annuity” in such a partial 1035 exchange transaction. Special forms, agreement between the carriers, and provision of cost basis information may be required to process this type of an exchange.

If you are purchasing your contract through a Section 1035 exchange, you should be aware that the Company cannot guarantee that the exchange from the source contract to the contract you are applying for will be treated as a Section 1035 exchange; the insurance company issuing the source contract controls the tax information reporting of the transaction as a Section 1035 exchange. Because information reports are not provided and filed until the calendar year after the exchange transaction, the insurance company issuing the source contract shows its agreement that the transaction is a 1035 exchange by providing to us the cost basis of the exchanged source contract when it transfers the money to us on your behalf.

Even if the contract owner and the insurance companies agree that a full or partial 1035 exchange is intended, the IRS has the ultimate authority to review the facts and determine that the transaction should be recharacterized as taxable in whole or in part.

Section 1035 exchanges are generally not available after the death of the owner. The destination contract must meet specific post-death payout requirements to prevent avoidance of the death of owner rules. See “Payment of death benefit”.
Surrenders

If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract.

Death benefit payments made to a beneficiary after your death

For the rules applicable to death benefits, see “Payment of death benefit”. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract.

Under the Beneficiary continuation option, the tax treatment of a withdrawal after the death of the owner taken as a single sum or taken as withdrawals under the
5-year
rule is generally the same as the tax treatment of a withdrawal from or surrender of your contract.

Early distribution penalty tax

If you take distributions before you are age 59
1
⁄
2
, a penalty tax of 10% of the taxable portion of your distribution applies in addition to the income tax. Some of the available exceptions to the pre-age
59
1
⁄
2
penalty tax include distributions made:

•	on or after your death; or

•	because you are disabled (special federal income tax definition); or

•	in the form of substantially equal periodic annuity payments at least annually over your life (or life expectancy), or the joint lives of you and your beneficiary (or joint life expectancies) using an
IRS-approved
distribution method. We do not anticipate that GIB Annual withdrawal amount payments made before age 59
1
⁄
2
will qualify for this exception.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the IRS.

Investor control issues

Under certain circumstances, the IRS has stated that you could be treated as the owner (for tax purposes) of the assets of the Separate Account. If you were treated as the owner, you would be taxable on income and gains attributable to the shares of the underlying portfolios.

The circumstances that would lead to this tax treatment would be that, in the opinion of the IRS, you could control the underlying investment of the Separate Account. The IRS has said that the owners of variable annuities will not be treated as owning the separate account assets provided the underlying portfolios are restricted to variable life and annuity assets. The variable annuity owners must have the right only to choose among the Portfolios, and must have

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no right to direct the particular investment decisions within the Portfolios. Although we believe that, under current IRS guidance, you would not be treated as the owner of the assets of the Separate Account, there are some issues that remain unclear. For example, the IRS has not issued any guidance as to whether having a larger number of Portfolios available could cause you to be treated as the owner. We do not know whether the IRS will ever provide such guidance or whether such guidance, if unfavorable, would apply retroactively to your contract. Furthermore, the IRS could reverse its current guidance at any time. We reserve the right to modify your contract as necessary to prevent you from being treated as the owner of the assets of the Separate Account.

Additional Tax on Net Investment Income

Taxpayers who have modified adjusted gross income (“MAGI”) over a specified amount and who also have specified net investment income in any year may have to pay an additional surtax of 3.8%. (This tax has been informally referred to as the “Net Investment Income Tax” or “NIIT”). For this purpose net investment income includes distributions from and payments under nonqualified annuity contracts. The threshold amount of MAGI varies by filing status: $200,000 for single filers; $250,000 for married taxpayers filing jointly, and $125,000 for married taxpayers filing separately. The tax applies to the lesser of a) the amount of MAGI over the applicable threshold amount or b) the net investment income. You should discuss with your tax adviser the potential effect of this tax.

Individual retirement arrangements (IRAs)

General

“IRA” stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets funding the account for the benefit of the IRA owner. The assets typically include mutual funds and/or individual stocks and/or securities in a custodial account, and bank certificates of deposit in a trusteed account. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

•	Traditional IRAs, typically funded on a pre-tax basis; and

•	Roth IRAs, funded on an after-tax basis.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA’s benefits or payments. All types of IRAs qualify for tax deferral regardless of the funding vehicle selected.

You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal Revenue Service Publications
590-A
(“Contributions to Individual Retirement Arrangements (IRAs)”) and 590-B (“Distributions from Individual Retirement Arrangements (IRAs)”). These publications are usually updated annually, and can be obtained by contacting the IRS or from the IRS website (www.irs.gov).

The Company designs its IRA contracts to qualify as individual retirement annuities under Section 408(b) of the Internal Revenue Code. You may have purchased the contract as a traditional IRA or Roth IRA. We also offered Inherited IRA contracts for payment of post-death required minimum distributions from traditional IRAs and Roth IRAs, respectively. Legislation enacted at the end of 2019 may restrict the availability of payment options under such IRAs.

This Prospectus contains the information that the IRS requires you to have before you purchase an IRA. The first section covers some of the special tax rules that apply to traditional IRAs. The next section covers Roth IRAs. The disclosure generally assumes direct ownership of the individual retirement annuity contract. For contracts owned in a custodial individual retirement account, the disclosure will apply only if you terminate your account or transfer ownership of the contract to yourself.

We describe the amount and types of charges that may apply to your contributions under “Charges and expenses”. We describe the method of calculating payments under “Accessing your money”. We do not guarantee or project growth in any variable income annuitization option payments (as opposed to payments from a fixed income annuitization option).

We have not applied for opinion letters approving the respective forms of the traditional and Roth IRA contracts (including Inherited IRA contracts) for use as a traditional and Roth IRA, respectively. This IRS approval is a determination only as to the form of the annuity. It does not represent a determination of the merits of the annuity as an investment.

Your right to cancel within a certain number of days

You can cancel either type of the Retirement Cornerstone
®
Series IRA contract (traditional IRA or Roth IRA) by following the directions in “Your right to cancel with a certain number of days” under “Purchasing the Contract”. If you cancel a traditional IRA or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.

Traditional individual retirement annuities (traditional IRAs)

Contributions to traditional IRAs
. Individuals may make three different types of contributions to purchase a traditional IRA or as additional contributions to an existing IRA:

•	“regular” contributions out of earned income or compensation; or

•	tax-free “rollover” contributions; or

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•	direct custodian-to-custodian transfers from other traditional IRAs (“direct transfers”).

When you make a contribution to your IRA, we require you to tell us whether it is a regular contribution, rollover contribution, or direct transfer contribution, and to supply supporting documentation in some cases.

If the minimum initial contribution the company requires to purchase the contract is larger than the maximum regular contribution you can make to an IRA for a taxable year, the contract must be purchased through a direct transfer contribution or rollover contribution. If the minimum initial contribution the company requires to purchase the contract is less than the current maximum regular contribution you can make to an IRA for a taxable year, the contract may be purchased through a regular contribution as well as direct transfer or rollover contribution. See “Regular contributions to traditional IRAs” for regular contribution limits.

Series C, Series L or Series CP
®
Retirement Cornerstone
®
Series contracts must be purchased through a direct transfer contribution or rollover contribution. Since the minimum initial contribution the Company requires to purchase the Retirement Cornerstone
®
Series B contract is $5,000, which is less than as the current maximum regular contribution you can make to an IRA for a taxable year, the Retirement Cornerstone
®
Series B contract may be purchased through a regular contribution as well as direct transfer or rollover contribution.

Regular contributions to traditional IRAs

Limits on contributions.
The “maximum regular contribution amount” for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $6,500 is the maximum amount that you may contribute to all IRAs (traditional IRAs and Roth IRAs) for 2023, after adjustment for cost-of-living changes. When your earnings are below $6,500, your earned income or compensation for the year is the most you can contribute. This limit does not apply to rollover contributions or direct custodian-to-custodian
transfers into a traditional IRA.

If you are at least age 50 at any time during 2023, you may be eligible to make additional
“catch-up
contributions” of up to $1,000 to your traditional IRA.

Special rules for spouses.
If you are married and file a joint Federal income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to traditional IRAs (and Roth IRAs discussed below). Even if one spouse has no compensation or compensation under $6,500, married individuals filing jointly can contribute up to $13,000 per year to any combination of traditional IRAs and Roth IRAs. Any contributions to Roth IRAs reduce the ability to contribute to traditional IRAs and vice versa. The maximum amount may be less if earned income is less and the other spouse has made IRA contributions. No more than a combined total of $6,500 can be contributed annually to either spouse’s traditional and Roth IRAs. Each spouse owns his or her traditional IRAs and Roth IRAs even if the other spouse funded the contributions. Catch-up contributions may be made as described above for spouses who are at least age 50 at any time during the taxable year for which the contribution is made.

Deductibility of contributions.
The amount of traditional IRA contributions that you can deduct for a taxable year depends on whether you are covered by an employer-sponsored tax-favored
retirement plan, as defined under special federal income tax rules. Your Form
W-2
will indicate whether or not you are covered by such a retirement plan.

The federal tax rules governing contributions to IRAs made from current compensation are complex and are subject to numerous technical requirements and limitations which vary based on an individual’s personal situation (including his/her spouse). IRS Publication 590-A,
“Contributions to Individual Retirement Arrangements (IRAs)”
which is updated annually and is available at www.irs.gov, contains pertinent explanations of the rules applicable to the current year. The amount of permissible contributions to IRAs, the amount of IRA contributions which may be deductible, and the individual’s income limits for determining contributions and deductions all may be adjusted annually for cost of living.

Nondeductible regular contributions.
If you are not eligible to deduct part or all of the traditional IRA contribution, you may still make nondeductible contributions on which earnings will accumulate on a tax-deferred
basis. The combined deductible and nondeductible contributions to your traditional IRA (or the non-working
spouse’s traditional IRA) may not, however, exceed the maximum $5,000 per person limit for the applicable taxable year ($6,500 for 2023 after adjustment). The dollar limit is $1,000 higher for people eligible to make age 50+
“catch-up”
contributions ($7,500 for 2023). You must keep your own records of deductible and nondeductible contributions in order to prevent double taxation on the distribution of previously taxed amounts. See “Withdrawals, payments and transfers of funds out of traditional IRAs” for more information.

If you are making nondeductible contributions in any taxable year, or you have made nondeductible contributions to a traditional IRA in prior years and are receiving distributions from any traditional IRA, you must file the required information with the IRS. Moreover, if you are making nondeductible traditional IRA contributions, you must retain all income tax returns and records pertaining to such contributions until interests in all traditional IRAs are fully distributed.

When you can make regular contributions.
If you file your tax returns on a calendar year basis like most taxpayers, you have until the April 15 return filing deadline (without extensions) of the following calendar year to make your regular traditional IRA contributions for a taxable year. Make sure you designated the year for which you are making the contribution.

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Rollover and direct transfer contributions to traditional IRAs

Rollover contributions may be made to a traditional IRA from these “eligible retirement plans”:

•	qualified plans;

•	governmental employer 457(b) plans;

•	403(b) plans; and

•	other traditional IRAs.

Direct transfer contributions may only be made directly from one traditional IRA to another.

Any amount contributed to a traditional IRA after lifetime required minimum distributions must start must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.

Rollovers from “eligible retirement plans” other than traditional IRAs

Your plan administrator will tell you whether or not your distribution is eligible to be rolled over. Spousal beneficiaries and spousal alternate payees under qualified domestic relations orders may roll over funds on the same basis as the plan participant. A non-spousal death beneficiary may also be able to make a direct rollover to an Inherited IRA contract with special rules and restrictions under certain circumstances. Legislation enacted at the end of 2019 may restrict the availability of payment options under such IRAs.

There are two ways to do rollovers:

•	Do it yourself:
You actually receive a distribution that can be rolled over and you roll it over to a traditional IRA within 60 days after the date you receive the funds. The distribution from your eligible retirement plan will be net of 20% mandatory federal income tax withholding. If you want, you can replace the withheld funds yourself and roll over the full amount.

•	Direct rollover:
You tell the trustee or custodian of the eligible retirement plan to send the distribution directly to your traditional IRA issuer. Direct rollovers are not subject to mandatory federal income tax withholding.

All distributions from a qualified plan, 403(b) plan or governmental employer 457(b) plan are eligible rollover distributions, unless an exception applies. Some of the exceptions include the following distributions:

•	“required minimum distributions” after the applicable RMD age or retirement from service with the employer; or

•	substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or

•	substantially equal periodic payments made for a specified period of 10 years or more; or
•	hardship withdrawals; or

•	corrective distributions that fit specified technical tax rules; or

•	loans that are treated as distributions; or

•	certain death benefit payments to a beneficiary who is not your surviving spouse; or

•	qualified domestic relations order distributions to a beneficiary who is not your current spouse or former spouse.

Distributions from an eligible retirement plan made in connection with the birth or adoption of a child as specified in the Code can be made free of income tax withholding and penalty-free. Effective for distributions made after December 29, 2022, repayments made within three years of these distributions to an eligible retirement plan can be treated as deemed rollover contributions. For prior qualified birth or adoption distributions, the repayment period ends December 31, 2025.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax qualified retirement plan to another because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan such as a traditional IRA, and subsequently take a premature distribution.

Rollovers from an eligible retirement plan to a traditional IRA are not subject to the “one-per-year limit”.

Rollovers of
after-tax
contributions from eligible retirement plans other than traditional IRAs

Any
non-Roth
after-tax
contributions you have made to a qualified plan or 403(b) plan (but not a governmental employer 457(b) plan) may be rolled over to a traditional IRA (either in a direct rollover or a rollover you do yourself). When the recipient plan is a traditional IRA, you are responsible for recordkeeping and calculating the taxable amount of any distributions you take from that traditional IRA. See “Taxation of Payments” under “Withdrawals, payments and transfers of funds out of traditional IRAs.”
After-tax
contributions in a traditional IRA cannot be rolled over from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan.

Rollovers from traditional IRAs to traditional IRAs

You may roll over amounts from one traditional IRA to one or more of your other traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every
12-month
period for the same funds. We call this the “one-per-year limit.” It is the IRA owner’s responsibility to determine if this rule is met.
Trustee-to-trustee
or
custodian-to-custodian

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direct transfers are not rollover transactions. You can make these more frequently than once in every
12-month
period.

Spousal rollovers and divorce-related direct transfers

The surviving spouse beneficiary of a deceased individual can roll over funds from, or directly transfer funds from, the deceased spouse’s traditional IRA to one or more other traditional IRAs. Also, in some cases, traditional IRAs can be transferred on a tax-free
basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

Excess contributions to traditional IRAs

Excess contributions to IRAs are subject to a 6% excise tax for the year in which made and for each year after until withdrawn. Examples of excess contributions are regular contributions of more than the maximum regular contribution amount for the applicable taxable year, and a rollover contribution which is not eligible to be rolled over, for example to the extent an amount distributed is a lifetime required minimum distribution. You can avoid or limit the excise tax by withdrawing an excess contribution. See IRS Publications 590-A and 590-B for further details.

Recharacterizations

Amounts that have been contributed as traditional IRA funds may subsequently be treated as Roth IRA funds. Special federal income tax rules allow you to change your mind again and have amounts that are subsequently treated as Roth IRA funds, once again treated as traditional IRA funds. You do this by using the forms we prescribe. This is referred to as having “recharacterized” your contribution.

Withdrawals, payments and transfers of funds out of traditional IRAs

No federal income tax law restrictions on withdrawals.
You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

Taxation of payments.
Amounts distributed from traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable.

We report all payments from traditional IRA contracts on IRS Form
1099-R.
You are responsible for reporting these amounts correctly on your individual income tax return and keeping supporting records. Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income.

If you have ever made nondeductible (after-tax) IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax-free
when you get distributions from any traditional IRA. It is your responsibility to keep permanent tax records of all of your nondeductible contributions to traditional IRAs so that you can correctly report the taxable amount of any distribution on your own tax return. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible traditional IRA contributions (less any amounts previously withdrawn tax-free)
to the total account balances of all traditional IRAs you own at the end of the year plus all traditional IRA distributions made during the year. Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.

A distribution from a traditional IRA is not taxable if:

•	the amount received is a withdrawal of certain excess contributions, as described in IRS Publications 590-A and 590-B; or

•	the entire amount received is rolled over to another traditional IRA or other eligible retirement plan which agrees to accept the funds. (See “Rollovers from eligible retirement plans other than traditional IRAs” for more information.)

The following are eligible to receive rollovers of distributions from a traditional IRA: a qualified plan, a 403(b) plan or a governmental employer 457(b) plan.
After-tax
contributions in a traditional IRA cannot be rolled from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan. Before you decide to roll over a distribution from a traditional IRA to another eligible retirement plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover.

Distributions from a traditional IRA are not eligible for favorable ten-year
averaging and long-term capital gain treatment available under limited circumstances for certain distributions from qualified plans. If you might be eligible for such tax treatment from your qualified plan, you may be able to preserve such tax treatment even though an eligible rollover from a qualified plan is temporarily rolled into a “conduit IRA” before being rolled back into a qualified plan. See your tax adviser.

IRA distributions directly transferred to charity.
Specified distributions from IRAs directly transferred to charitable organizations may be tax-free to IRA owners age 70 1/2 or older. You can direct us to make one distribution per calendar year directly to a charitable organization you request whether or not such distribution might be eligible for favorable tax treatment. Additional requests in the same calendar year will not be honored. Since an IRA owner is responsible for determining the tax consequences of any distribution from an IRA, we report the distribution to you on Form 1099-R. After discussing with your own tax advisor, it is your responsibility to report any distribution qualifying as a tax-free charitable direct transfer from your IRA on your own tax return. We do not permit a one-time distribution of $50,000 (indexed for inflation after 2023) from IRAs to charitable gift annuities, charitable remainder unitrusts, and charitable remainder annuity trusts.

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Required minimum distributions

The Setting Every Community Up for Retirement Enhancement Act (“SECURE Act”) and the SECURE 2.0 Act of 2022 (“SECURE 2.0”) made significant changes to the required minimum distribution rules. Because these rules are statutory and regulatory, in many cases IRS guidance will be required to implement these changes.

Background on Regulations — Required Minimum Distributions.
Distributions must be made from traditional IRAs according to rules contained in the Code and Treasury Regulations. Certain provisions of the Treasury Regulations require that the actuarial present value of additional annuity contract benefits must be added to the dollar amount credited for purposes of calculating certain types of required minimum distributions from individual retirement annuity contracts. For this purpose additional annuity contract benefits may include, but are not limited to, guaranteed benefits. This could increase the amount required to be distributed from the contracts if you take annual withdrawals instead of annuitizing. Please consult your tax adviser concerning applicability of these complex rules to your situation.

Lifetime required minimum distributions — When you have to take the first lifetime required minimum distribution.
When you have to start lifetime required minimum distributions from your traditional IRAs is based on your applicable RMD age as defined under federal tax law. If you attain age 72 after 2022 and age 73 before 2033, your applicable RMD age is 73. If you attain age 74 after 2032, your applicable RMD age is 75. If you were born prior to July 1, 1949, your applicable RMD age is 70 ½, and if you were born on or after July 1, 1949 and before January 1, 1951, your applicable RMD age is 72.

The first required minimum distribution is for the calendar year in which you attain the applicable RMD age. You have the choice to take this first required minimum distribution during the calendar year you actually reach the applicable RMD age, or to delay taking it until the first three-month
period in the next calendar year (January 1st — April 1st). Distributions must start no later than your “Required Beginning Date”, which is April 1st of the calendar year after the calendar year in which you attain the applicable RMD age. If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year — the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.

How you can calculate required minimum distributions.
There are two approaches to taking required minimum distributions —”account-based” or “annuity-based.”

Account-based method.
If you choose an account-based method, you divide the value of your traditional IRA as of December 31st of the past calendar year by a number corresponding to your age from an IRS table. This gives you the required minimum distribution amount for that particular IRA for that year. If your spouse is your sole beneficiary and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value, the actuarial present value of additional annuity contract benefits, if applicable, and the divisor change.

If you initially choose an account-based method, you may later apply your traditional IRA funds to a life annuity-based payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

Annuity-based method.
If you choose an annuity-based method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and an eligible designated beneficiary or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.

Do you have to pick the same method to calculate your required minimum distributions for all of your traditional IRAs and other retirement plans?
No. If you want, you can choose a different method for each of your traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan and an account-based annual withdrawal from another IRA.

Will we pay you the annual amount every year from your traditional IRA based on the method you choose?
We will only pay you automatically if you affirmatively select an annuity payout option or an account-based withdrawal option such as our “automatic required minimum distribution (RMD) service.” Even if you do not enroll in our service, we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, if you are taking account-based withdrawals from all of your traditional IRAs, the IRS will let you calculate the required minimum distribution for each traditional IRA that you maintain, using the method that you picked for that particular IRA. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.

What if you take more than you need to for any year?
The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year
basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice versa.

What if you take less than you need to for any year?
Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your IRA is not disqualified, you

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could have to pay a 25% penalty tax on the shortfall (required amount for traditional IRAs less amount actually taken). This penalty tax is reduced to 10% if a distribution of the shortfall is made within two years and prior to the date the excise tax is assessed or imposed by the IRS. It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that you are within the age group which must take lifetime required minimum distributions. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.

What are the required minimum distribution payments after you die?
These vary, depending on the status of your beneficiary (individual or entity) and when you die. The SECURE Act significantly amended the post-death required minimum distribution rules for distributions made beginning January 1, 2020, and in some cases may affect payouts for pre-December 31, 2019 deaths.

Individual beneficiary.
Unless the individual beneficiary has a special status as an “eligible designated beneficiary” or “EDB” described below, distributions of the remaining amount in the defined contribution plan or IRA contract following your death must be distributed within 10 years in accordance with federal tax rules. If your beneficiary is not an EDB, the entire interest must be distributed by the end of the calendar year which contains the tenth anniversary of your death. If you die before your Required Beginning Date, no distribution is required for a year before that tenth year. If you die on or after your Required Beginning Date, your beneficiary will be required to take an annual post-death required minimum distribution and all remaining amounts must be fully distributed by the end of the year containing the tenth anniversary of your death. It is the beneficiary’s responsibility to calculate and satisfy the required minimum distribution rules. Please consult your tax adviser to determine whether annual post-death required minimum distribution payments are required from your contract during the 10-year period. IRS guidance will be needed regarding the mechanics of implementation of this “10-year” rule.

Individual beneficiary who has “eligible designated beneficiary” or “EDB” status.
An individual beneficiary who is an “eligible designated beneficiary” or “EDB” is able to take annual post-death required minimum distribution payments over the life of the EDB or over a period not extending beyond the life expectancy of the EDB, as long as the distributions start no later than one year after your death (to be prescribed in Treasury Regulations).

Under federal tax law, the following individuals are EDBs:

•	your surviving spouse (see spousal beneficiary , below);

•	your minor children (only while they are minors);

•	a disabled individual (Code definition applies);

•	a chronically ill individual (Code definition applies); and

•	any individual who is not more than 10 years younger than you.
In certain cases, a trust may be treated as an individual and not an entity beneficiary. When minor children reach the age of majority, they stop EDB status and the remainder of the portion of their interest not yet distributed must be distributed within 10 years. However, the contracts issued by the Company do not allow individual beneficiaries who are EDBs solely by virtue of being your minor children to stretch post-death required minimum distribution payments over their lives or life expectancies.

Spousal beneficiary.
If your death beneficiary is your surviving spouse, your spouse has a number of choices. As noted above, post-death distributions may be made over your spouse’s life or period of life expectancy. Your spouse may delay starting payments over his/her life or life expectancy period until the year in which you would have attained the applicable RMD age. In some circumstances, for traditional IRA contracts only, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he or she reaches the applicable RMD age, or roll over amounts from your traditional IRA into his/her own traditional IRA or other eligible retirement plan.

Non-individual beneficiary.
Pre-January 1, 2020 rules continue to apply. If you die before your Required Beginning Date for lifetime required minimum distributions, and your death beneficiary is a non-individual such as your estate, the “5-year rule” applies. Under this rule, the entire interest must be distributed by the end of the calendar year which contains the fifth anniversary of the owner’s death. No distribution is required for a year before that fifth year. Please note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

If you die after your Required Beginning Date for lifetime required minimum distributions, and your death beneficiary is a non-individual such as your estate, the rules permit the beneficiary to calculate the post-death required minimum distribution amounts based on the owner’s life expectancy in the year of death. However, note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

Additional Changes to post-death distributions after the SECURE Act.
The SECURE Act applies to deaths after December 31, 2019, so that the post-death required minimum distribution rules in effect before January 1, 2020 continue to apply initially. As long as payments start no later than December 31 following the calendar year of the owner’s or participant’s death, individuals who are non-spouse beneficiaries may continue to stretch post-death payments over their life. It is also permissible to stretch post-death payments over a period not longer than their life expectancy based on IRS tables as of the calendar year after the owner’s or participant’s death on a term certain method. In certain cases a “see-through” trust which is the death beneficiary will be treated as an individual for measuring the distribution period.

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However, the death of the original individual beneficiary will trigger the “10-year” distribution period. Prior to 2019, for example, if an individual beneficiary who had a 20-year life expectancy period in the year after the owner’s or participant’s death died in the 7th year of post-death payments, the beneficiary named by the original beneficiary could continue the payments over the remaining 13 years of the original beneficiary’s life expectancy period. Even if the owner or participant in this example died before December 31, 2019 the legislation caps the length of any post-death payment period after the death of the original beneficiary at 10 years. As noted above, a rule similar to this applies when an EDB dies, or a minor child reaches the age of majority-the remaining interest must be distributed within 10 years. IRS guidance will be needed to implement the mechanics of these beneficiary status shift provisions.

Spousal continuation

If the contract is continued under Spousal continuation, the required minimum distribution rules are applied as if your surviving spouse is the contract owner.

Payments to a beneficiary after your death

IRA death benefits are taxed the same as IRA distributions.

Borrowing and loans are prohibited transactions

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored
status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional IRA in your federal gross income. Also, the early distribution penalty before the tax of 10% may apply if you have not reached age 59
1
⁄
2
first day of that tax year.

Early distribution penalty tax

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59
1
⁄
2
penalty tax Some of the available exceptions to the
pre-age
59
1
⁄
2
include distributions:

•	made on or after your death; or

•	made because you are disabled (special federal income tax definition); or

•	used to pay certain extraordinary medical expenses (special federal income tax definition); or

•	used to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or

•	used to pay certain first-time home buyer expenses (special federal income tax definition; $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or

•	used to pay certain higher education expenses (special federal income tax definition); or
•	made in connection with the birth or adoption of a child as specified in the Code; or

•	in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an
IRS-approved
distribution method.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the IRS.

To meet the substantially equal periodic payments exception, you could elect the substantially equal withdrawals option. See “Substantially equal withdrawals” under “Accessing your money”. We will calculate the substantially equal payments, using your choice of
IRS-approved
methods we offer. Although substantially equal withdrawals are not subject to the 10% penalty tax, they are taxable as discussed in “Withdrawals, payments and transfers of funds out of traditional IRAs”. Once substantially equal withdrawals begin, the distributions should not be stopped or changed until after the later of your reaching age 59
1
⁄
2
or five years after the date of the first distribution, or the penalty tax, including an interest charge for the prior penalty avoidance, may apply to all prior distributions under either option. Also, it is possible that the IRS could view any additional withdrawal or payment you take from, or any additional contributions or transfers you make to, your contract as changing your pattern of substantially equal withdrawals for purposes of determining whether the penalty applies.

Making additional contributions to the contract is treated as changing the pattern of withdrawals. It does not matter whether the additional contributions are made by direct transfer or rollover; nor does it matter if they are made to the
Non-Guaranteed
benefit account or the Guaranteed benefit account. Because the penalty exception method does not permit additional contributions or payment changes to restore any benefit base under the contract, you and your tax adviser should consider carefully whether you should elect the substantially equal withdrawals option or any other method of penalty exception withdrawals if you have allocated, or intend to allocate, amounts to the Guaranteed benefit account value after starting substantially equal withdrawals.

Roth individual retirement annuities (Roth IRAs)

This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional IRA, we will refer you to the same topic under “Traditional individual retirement annuities (traditional IRAs).”

The Retirement Cornerstone
®
Series Roth IRA contract is designed to qualify as a Roth individual retirement annuity under Sections 408A(b) and 408(b) of the Internal Revenue Code.

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Contributions to Roth IRAs.
Individuals may make four different types of contributions to a Roth IRA:

•	regular after-tax contributions out of earnings; or

•	taxable rollover contributions from traditional IRAs or other eligible retirement plans (“conversion rollover” contributions); or

•	tax-free rollover contributions from other Roth individual retirement arrangements or designated Roth accounts under defined contribution plans; or

•	tax-free direct custodian-to-custodian transfers from other Roth IRAs (“direct transfers”).

Regular after-tax, direct transfer and rollover contributions may be made to a Roth IRA contract. See “Rollovers and direct transfer contributions to Roth IRAs” for more information. If you use the forms we require, we will also accept traditional IRA funds which are subsequently recharacterized as Roth IRA funds following special federal income tax rules.

For Retirement Cornerstone
®
Series C, Series L, and Series CP
®
Roth IRA contracts (if applicable), the initial contribution must be a direct transfer or rollover contribution. Subsequent contributions may also be “regular” contributions out of compensation.

Regular contributions to Roth IRAs

Limits on regular contributions.
The “maximum regular contribution amount” for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $6,500 is the maximum amount that you may contribute to all IRAs (traditional IRAs and Roth IRAs) for 2023, after adjustment for cost-of-living changes. This limit does not apply to rollover contributions or direct custodian-to-custodian
transfers into a Roth IRA. Any contributions to Roth IRAs reduce your ability to contribute to traditional IRAs and vice versa. When your earnings are below $6,500, your earned income or compensation for the year is the most you can contribute. If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to Roth IRAs and traditional IRAs. See the discussion under “Special rules for spouses” under traditional IRAs.

If you or your spouse are at least age 50 at any time during 2023, you may be eligible to make additional catch-up
contributions of up to $1,000.

The amount of permissible contributions to Roth IRAs for any year depends on the individual’s income limits and marital status. For example, if you are married and filing separately for any year your ability to make regular Roth IRA contributions is greatly limited. The amount of permissible contributions and income limits may be adjusted annually for cost of living. Please consult IRS Publication 590-A,
“Contributions to Individual Retirement Arrangements (IRAs)”
for the rules applicable to the current year.
When you can make contributions.
Same as traditional IRAs.

Deductibility of contributions.
Roth IRA contributions are not tax deductible.

Rollovers and direct transfer contributions to Roth IRAs

What is the difference between rollover and direct transfer transactions?

The difference between a rollover transaction and a direct transfer transaction is the following: in a rollover transaction you actually take possession of the funds rolled over or are considered to have received them under tax law in the case of a change from one type of plan to another. In a direct transfer transaction, you never take possession of the funds, but direct the first Roth IRA custodian, trustee or issuer to transfer the first Roth IRA funds directly to the recipient Roth IRA custodian, trustee or issuer. You can make direct transfer transactions only between identical plan types (for example, Roth IRA to Roth IRA). You can also make rollover transactions between identical plan types. However, you can only make rollovers between different plan types (for example, traditional IRA to Roth IRA).

You may make rollover contributions to a Roth IRA from these sources only:

•	another Roth IRA;

•	a traditional IRA, including a SEP-IRA or SIMPLE IRA (after a two year rollover limitation period for SIMPLE IRA funds), in a taxable conversion rollover (“conversion rollover”);

•	a “designated Roth contribution account” under a 401(k) plan, 403(b) plan, or governmental employer Section 457(b) plan (direct or 60-day); or

•	from non-Roth accounts under another eligible retirement plan, as described below under “Conversion rollover contributions to Roth IRAs.”

You may make direct transfer contributions to a Roth IRA only from another Roth IRA.

You may make both Roth IRA to Roth IRA rollover transactions and Roth IRA to Roth IRA direct transfer transactions. This can be accomplished on a completely tax-free
basis. However, you may make Roth IRA to Roth IRA rollover transactions only once in any
12-month
period for the same funds. We call this the “one-per-year limit.” It is the Roth IRA owner’s responsibility to determine if this rule is met.
Trustee-to-trustee
or
custodian-to-custodian
direct transfers can be made more frequently than once a year. Also, if you send us the rollover contribution to apply it to a Roth IRA, you must do so within 60 days after you receive the proceeds from the original IRA to get rollover treatment.

The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free
basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

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Conversion rollover contributions to Roth IRAs

In a conversion rollover transaction, you withdraw (or are considered to have withdrawn) all or a portion of funds from a traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are considered to have received) the traditional IRA proceeds. Amounts can also be rolled over from non-Roth
accounts under another eligible retirement plan, including a Code Section 401(a) qualified plan, a 403(b) plan, and a governmental employer Section 457(b) plan.

Unlike a rollover from a traditional IRA to another traditional IRA, a conversion rollover transaction from a traditional IRA or other eligible retirement plan to a Roth IRA is not tax-free.
Instead, the distribution from the traditional IRA or other eligible retirement plan is generally fully taxable. If you are converting all or part of a traditional IRA, and you have ever made nondeductible regular contributions to any traditional IRA — whether or not it is the traditional IRA you are converting — a pro rata portion of the distribution is tax-free.
Even if you are under age 59
1
⁄
2
, the early distribution penalty tax does not apply to conversion rollover contributions to a Roth IRA. Conversion rollover contributions to Roth IRAs are not subject to the “one-per-year limit”.

You cannot make conversion contributions to a Roth IRA to the extent that the funds in your traditional IRA or other eligible retirement plan are subject to the lifetime annual required minimum distribution rules.

The IRS and Treasury have issued Treasury Regulations addressing the valuation of annuity contracts funding traditional IRAs in the conversion to Roth IRAs. Although these Regulations are not clear, they could require an individual’s gross income on the conversion of a traditional IRA to a Roth IRA to be measured using various actuarial methods and not as if the annuity contract funding the traditional IRA had been surrendered at the time of conversion. This could increase the amount of income reported in certain circumstances.

Recharacterizations

You may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA. This is called recharacterizing the contribution.

How to recharacterize.
To recharacterize a contribution, you generally must have the contribution transferred from the first IRA (the one to which it was made) to the second IRA in a deemed trustee-to-trustee
transfer. If the transfer is made by the due date (including extensions) for your tax return for the year during which the contribution was made, you can elect to treat the contribution as having been originally made to the second IRA instead of to the first IRA. It will be treated as having been made to the second IRA on the same date that it was actually made to the first IRA. You must report the recharacterization and must treat the contribution as having been made to the second IRA, instead of the first IRA, on your tax return for the year during which the contribution was made.
The contribution will not be treated as having been made to the second IRA unless the transfer includes any net income allocable to the contribution. You can take into account any loss on the contribution while it was in the IRA when calculating the amount that must be transferred. If there was a loss, the net income you must transfer may be a negative amount.

No deduction is allowed for the contribution to the first IRA and any net income transferred with the recharacterized contribution is treated as earned in the second IRA. The contribution will not be treated as having been made to the second IRA to the extent any deduction was allowed with respect to the contribution to the first IRA.

Conversion rollover contributions to Roth IRAs cannot be recharacterized.

To recharacterize a contribution, you must use our forms.

Withdrawals, payments and transfers of funds out of Roth IRAs

No federal income tax law restrictions on withdrawals.
You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.

Distributions from Roth IRAs

Distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also distributions.

You must keep your own records of regular and conversion contributions to all Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return. You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to special favorable ten-year
averaging and long-term capital gain treatment available in limited cases to certain distributions from qualified plans.

The following distributions from Roth IRAs are free of income tax:

•	rollovers from a Roth IRA to another Roth IRA;

•	direct transfers from a Roth IRA to another Roth IRA;

•	qualified distributions from a Roth IRA; and

•	return of excess contributions or amounts recharacterized to a traditional IRA.

Qualified distributions from Roth IRAs.
Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includable in income:

•	you are age 59 1 ⁄ 2 or older; or

•	you die; or

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•	you become disabled (special federal income tax definition); or

•	your distribution is a “qualified first-time homebuyer distribution” (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).

You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable-year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).

Nonqualified distributions from Roth IRAs.
Nonqualified distributions from Roth IRAs are distributions that do not meet both the qualifying event and five-year aging period tests described above. If you receive such a distribution, part of it may be taxable. For purposes of determining the correct tax treatment of distributions (other than the withdrawal of excess contributions and the earnings on them), there is a set order in which contributions (including conversion contributions) and earnings are considered to be distributed from your Roth IRA. The order of distributions is as follows:

(1)	Regular contributions.

(2)	Conversion contributions, on a first-in-first-out basis (generally, total conversions from the earliest year first). These conversion contributions are taken into account as follows:

(a)	Taxable portion (the amount required to be included in gross income because of conversion) first, and then the

(b)	Nontaxable portion.

(3)	Earnings on contributions.

Rollover contributions from other Roth IRAs are disregarded for this purpose.

To determine the taxable amount distributed, distributions and contributions are aggregated or grouped, then added together as follows:

(1)	All distributions made during the year from all Roth IRAs you maintain — with any custodian or issuer — are added together.

(2)
All regular contributions made during and for the year (contributions made after the close of the year, but before the due date of your return) are added together. This total is added to the total undistributed regular contributions made in prior years.

(3)	All conversion contributions made during the year are added together.

Any recharacterized contributions that end up in a Roth IRA are added to the appropriate contribution group for the year that the original contribution would have been taken into account if it had been made directly to the Roth IRA.
Any recharacterized contribution that ends up in an IRA other than a Roth IRA is disregarded for the purpose of grouping both contributions and distributions. Any amount withdrawn to correct an excess contribution (including the earnings withdrawn) is also disregarded for this purpose.

Required minimum distributions during life

Lifetime required minimum distributions do not apply.

Required minimum distributions at death

Same as traditional IRA under “What are the required minimum distribution payments after you die?”.

Payments to a beneficiary after your death

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.

Borrowing and loans are prohibited transactions

Same as traditional IRA.

Excess contributions to Roth IRAs

Generally the same as traditional IRA.

Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over.

You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this, you must also withdraw or recharacterize any earnings attributable to the contribution.

Early distribution penalty tax

Same as traditional IRA.

Tax withholding and information reporting

Status for income tax purposes; FATCA.
 In order for us to comply with income tax withholding and information reporting rules which may apply to annuity contracts and tax-qualified plans, we request documentation of “status” for tax purposes. “Status” for tax purposes generally means whether a person is a “U.S. person” or a foreign person with respect to the United States; whether a person is an individual or an entity, and if an entity, the type of entity. Status for tax purposes is best documented on the appropriate IRS Form or substitute certification form (IRS Form W-9 for a U.S. person or the appropriate type of IRS Form W-8 for a foreign person). If we do not have appropriate certification or documentation of a person’s status for tax purposes on file, it could affect the rate at which we are required to withhold income tax, and penalties could apply. Information reporting rules could apply not only to specified transactions, but also to contract ownership. For example, under the Foreign Account Tax Compliance Act (“FATCA”), which applies to certain U.S.-source payments, and similar or related withholding and information reporting rules, we may be required to report contract values and other information for certain contractholders. For this reason, we and our affiliates intend to require appropriate status documentation at purchase, change of ownership, and affected payment transactions, including death benefit payments. FATCA and its

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related guidance is extraordinarily complex and its effect varies considerably by type of payor, type of payee and type of recipient.

Tax Withholding.
 We must withhold federal income tax from distributions from annuity contracts and specified tax-favored savings or retirement plans or arrangements. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

You should note the following special situations:

•	We might have to withhold and/or report on amounts we pay under a free look or cancellation.

•	We are required to withhold on the gross amount of a distribution from a Roth IRA to the extent it is reasonable for us to believe that a distribution is includable in your gross income. This may result in tax being withheld even though the Roth IRA distribution is ultimately not taxable.

Special withholding rules apply to United States citizens residing outside of the United States, foreign recipients, and certain U.S. entity recipients which are treated as foreign because they fail to document their U.S. status before payment is made. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to United States persons living abroad and non-United States persons (including U.S. entities treated as foreign) prior to processing any requested transaction.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. In some states, the income tax withholding is completely independent of federal income tax withholding. If you need more information concerning a particular state or any required forms, call our processing office at the toll-free number.
Federal income tax withholding on periodic annuity payments

Federal tax rules require payers to withhold differently on “periodic” and “nonperiodic” payments. Unless the annuity contract owner elects a different rate on a Form W-4R, payers are to withhold from periodic annuity payments as if the payments were wages. For a periodic annuity payment, for example, the annuity contract owner’s withholding depends on what the owner specifies on a Form W-4P. If the owner fails to provide a correct Taxpayer Identification Number, withholding at the highest rate applies.

A contract owner’s withholding election remains effective unless and until the owner revokes it. The contract owner may revoke or change a withholding election at any time.

Federal income tax withholding on
non-periodic
annuity payments (withdrawals)

Non-periodic
distributions include partial withdrawals, total surrenders and death benefits. Payers generally withhold federal income tax at a flat 10% rate from (i) the taxable amount in the case of nonqualified contracts, and (ii) the payment amount in the case of traditional IRAs and Roth IRAs, where it is reasonable to assume an amount is includable in gross income.

As described below, there is no election out of federal income tax withholding if the payment is an eligible rollover distribution from a qualified plan. If a non-periodic
distribution from a qualified plan is not an eligible rollover distribution then election out is permitted. If there is no election out, the 10% withholding rate applies.

Special rules for contracts funding qualified plans

The plan administrator is responsible for making all required notifications on tax matters to plan participants and to the IRS. See Appendix “Purchase considerations for QP contracts” at the end of this Prospectus.

Mandatory withholding from qualified plan distributions

Unless the distribution is directly rolled over to another eligible retirement plan, eligible rollover distributions from qualified plans are subject to mandatory 20% withholding. The plan administrator is responsible for withholding from qualified plan distributions and communicating to the recipient whether the distribution is an eligible rollover distribution.

Impact of taxes to the Company

The contracts provide that we may charge the Separate Account for taxes. We do not now, but may in the future set up reserves for such taxes.

We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate account. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

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9.
More information

About The Separate Account

Equitable America Variable Account No. 70A is a separate account of Equitable Financial Life Insurance Company of America under Arizona Insurance Law.

Separate Account No. 70 is a separate account of Equitable Financial Life Insurance Company under special provisions of New York Insurance Law.

Each variable investment option is a subaccount of the Separate Account. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in the Separate Account and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. For example, we may withdraw amounts from the Separate Account that represent our investments in the Separate Account or that represent fees and charges under the contracts that we have earned. Also, we may, at our sole discretion, invest the Separate Account assets in any investment permitted by applicable law. The results of the Separate Account’s operations are accounted for without regard to the Company’s other operations. The amount of some of our obligations under the contracts is based on the assets in the Separate Account. However, the obligations themselves are obligations of the Company.

Income, gains, and losses credited to, or charged against, the separate account reflect the separate account’s own investment experience and not the investment experience of the Company’s other assets, and the assets of the separate account may not be used to pay any liabilities of the Company other than those arising from the contracts.

The Separate Account is registered under the Investment Company Act of 1940 and is registered and classified under that act as a “unit investment trust.” The SEC, however, does not manage or supervise the Company or the Separate Account. Although the Separate Account is registered, the SEC does not monitor the activity of the Separate Account on a daily basis. The Company is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within the Separate Account invests solely in the applicable class of shares issued by the corresponding Portfolio of the applicable Trust.

We reserve the right subject to compliance with laws that apply:

(1)	to add variable investment options to, or to remove variable investment options from, the Separate Account, or to add other separate accounts;

(2)	to combine any two or more variable investment options;
(3)	to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4)
to operate the Separate Account or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against the Separate Account or a variable investment option directly);

(5)	to deregister the Separate Account under the Investment Company Act of 1940;

(6)	to restrict or eliminate any voting rights as to the Separate Account;

(7)	to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies;

(8)	to limit or terminate contributions or transfers into any of the variable investment options; and

(9)	to limit the number of variable investment options you may select.

If the exercise of these rights results in a material change in the underlying investment of the Separate Account, you will be notified of such exercise, as required by law.

About the Trusts

The Trusts are registered under the Investment Company Act of 1940. They are classified as
“open-end
management investment companies,” more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.

The Trusts do not impose sales charges or “loads” for buying and selling their shares. All dividends and other distributions on the Trusts’ shares are reinvested in full. The Board of Trustees of each Trust serves for the benefit of each Trust’s shareholders. The Board of Trustees may take many actions regarding the Portfolios (for example, the Board of Trustees can establish additional Portfolios or eliminate existing Portfolios; change Portfolio investment objectives; and change Portfolio investment policies and strategies). In accordance with applicable law, certain of these changes may be implemented without a shareholder vote and, in certain instances, without advanced notice. More detailed information about certain actions subject to notice and shareholder vote for each Trust, and other information about the Portfolios, including portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 plan and other aspects of its operations, appears in the prospectuses for each Trust, or in their respective SAIs, which are available upon request. See also Appendix “Portfolio Companies available under the contract”.

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About the general account

This contract is offered to customers through various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any liability with respect to a contract’s account value or any Guaranteed benefits with which the contract was issued. The Company is solely responsible to the contract owner for the contract’s account value and such Guaranteed benefits. The general obligations and any Guaranteed benefits under the contract are supported by the Company’s general account and are subject to the Company’s claims-paying ability. An owner should look to the financial strength of the Company for its claims-paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to the insurer’s general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about the Company’s financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative. For Series CP
®
contracts, credits allocated to your account value are funded from our general account.

The general account is subject to regulation and supervision by the New York State Department of Financial Services and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The contract is a “covered security” under the federal securities laws.

The disclosure with regard to the general account, is subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

About other methods of payment

Wire transmittals and electronic transactions

We accept initial and subsequent contributions sent by wire to our processing office by agreement with certain broker-dealers. Such transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under “How you can make your contributions” under “Purchasing the Contract”.

Even if we accept the wire order and essential information, a contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a contract based on information provided through certain broker-dealers with which we have established electronic facilities. In any such cases, you must sign our Acknowledgement of Receipt form.

Where we require a signed application, the above procedures do not apply and no transactions will be permitted until we receive the signed application and have issued the contract. Where we issue a contract based on information provided through electronic facilities, we require an Acknowledgement of Receipt Form. We may also require additional information. Until we receive the Acknowledgement of Receipt Form, (i.e., withdrawals and surrenders) financial transactions will not be permitted unless you request them in writing, sign the request and have it signature guaranteed. After your contract has been issued, additional contributions may be transmitted by wire.

In general, the transaction date for electronic transmissions is the date on which we receive at our regular processing office all required information and the funds due for your contribution. We may also establish same-day
electronic processing facilities with a broker-dealer that has undertaken to pay contribution amounts on behalf of its customers. In such cases, the transaction date for properly processed orders is the business day on which the broker-dealer inputs all required information into its electronic processing system. You can contact us to find out more about such arrangements.

After your contract has been issued, subsequent contributions may be transmitted by wire.

Automatic investment program

You may use our automatic investment program, or “AIP,” to have a specified amount automatically deducted from a checking account, money market account, or credit union checking account and contributed as a subsequent contribution into a contract on a monthly or quarterly basis. AIP is available for NQ traditional IRA and Roth IRA contracts, AIP is not available for SEP-IRA, QP or Inherited IRA Beneficiary Continuation (traditional IRA or Roth IRA) contracts. Please see Appendix “State contract availability and/or variations of certain features and benefits” to see if AIP is available in your state.

The minimum amounts we will deduct are $100 monthly and $300 quarterly. AIP subsequent contributions may be allocated to any of the variable investment options, but not to a Special DCA program. You choose the day of the month you wish to have your account debited. However, you may not choose a date later than the 28th day of the month. For contracts with a Guaranteed benefit, AIP contributions with allocations to the Guaranteed benefit variable investment options will be allocated to corresponding
Non-Guaranteed
benefit variable investment options that invest in the same Portfolios after the date the first withdrawal is taken from the Guaranteed benefit account value.

You may cancel AIP at any time by notifying our processing office. We are not responsible for any debits made to your account before the time written notice of cancellation is received at our processing office.

Dates and prices at which contract events occur

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions

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of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

Business day

Our “business day” is generally any day the NYSE is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the SEC. We may also close early due to such emergency conditions. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

•	If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

—	on a non-business day;

—	after 4:00 p.m. Eastern Time on a business day; or

—	after an early close of regular trading on the NYSE on a business day.

•	If your transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

•	When a charge is to be deducted on a contract date anniversary that is a non-business day, we will deduct the charge on the next business day.

•	If we have entered into an agreement with your broker-dealer for automated processing of contributions and/or transfers upon receipt of customer order, your contribution and/or transfer will be considered received at the time your broker-dealer receives your contribution and/or transfer and all information needed to process your application, along with any required documents. Your broker-dealer will then transmit your order to us in accordance with our processing procedures. However, in such cases, your broker-dealer is considered a processing office for the purpose of receiving the contribution and/or transfer. Such arrangements may apply to initial contributions, subsequent contributions and/or transfers, and may be commenced or terminated at any time without prior notice. If required by law, the “closing time” for such orders will be earlier than 4:00 p.m., Eastern Time.

Contributions, Credits and transfers

•	Contributions (and credits, for Series CP ® contracts only) allocated to the variable investment options are invested at the unit value next determined after the receipt of the contribution.
•	Contributions (and credits, for Series CP ® contracts only) allocated to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

•	Initial contributions allocated to the account for special dollar cost averaging receive the interest rate in effect on that business day. At certain times, we may offer the opportunity to lock in the interest rate for an initial contribution to be received under Section 1035 exchanges and trustee to trustee transfers. Your financial professional can provide information or you can call our processing office.

•	Transfers to or from variable investment options will be made at the unit value next determined after the receipt of the transfer request.

•	Transfers to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

•	For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office.

About your voting rights

As the owner of the shares of the Trusts, we have the right to vote on certain matters involving the Portfolios, such as:

•	the election of trustees; or

•	the formal approval of independent public accounting firms selected for each Trust; or

•	any other matters described in the prospectus for each Trust or requiring a shareholders’ vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a Portfolio for which no instructions have been received in the same proportion as we vote shares of that Portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a Portfolio in the same proportions that contract owners vote. One effect of proportional voting is that a small number of contract owners may determine the outcome of a vote.

The Trusts sell their shares to the Company’s separate accounts in connection with the Company’s variable annuity and/or variable life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with the Company. The affiliated Trust also sells its shares to the trustee of a qualified plan for the Company. We currently do not foresee any disadvantages to our contract owners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends

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to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board’s response insufficiently protects our contract owners, we will see to it that appropriate action is taken to do so.

Separate Account voting rights

If actions relating to the Separate Account require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.

Changes in applicable law

The voting rights we describe in this Prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.

Misstatement of age

If the age of any person upon whose life or age a benefit provided under a Guaranteed benefit has been misstated, any such benefit will be that which would have been purchased on the basis of the correct age. If that person would not have been eligible for that Guaranteed benefit at the correct age, (i) the benefit will be rescinded; (ii) any charges that were deducted for the benefit will be refunded and applied to the Total account value of the contract; and (iii) only the death benefit provided by amounts allocated to the
Non-Guaranteed
benefits account value will apply.

Statutory compliance

We have the right to change your contract without the consent of any other person in order to comply with any laws and regulations that apply, including but not limited to changes in the Internal Revenue Code, in Treasury Regulations or in published rulings of the Internal Revenue Service and in Department of Labor regulations.

Any change in your contract must be in writing and made by an authorized officer of the Company. We will provide notice of any contract change.

The benefits under your contract will not be less than the minimum benefits required by any state law that applies.

About legal proceedings

The Company and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner’s interest in the Separate Account, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the contracts, or the ability of the principal underwriter (if applicable) to perform its contract with the Separate Account.

Financial statements

The financial statements of the Separate Account, as well as the financial statements and financial statement schedules of the Company, are incorporated by reference in the SAI. The financial statements and financial statement schedules of the Company have relevance to the contracts only to the extent that they bear upon the ability of the Company to meet its obligations under the contracts. The SAI is available free of charge. You may request one by writing to our processing office or calling
1-800-789-7771.

Transfers of ownership, collateral assignments, loans and borrowing

You can transfer ownership of an NQ contract at any time before annuity payments begin. We will continue to treat you as the owner until we receive notification of any change at our processing office.

We may refuse to process a change of ownership of an NQ contract without appropriate documentation of status on IRS
Form W-9
(or, if IRS Form W-9 cannot be provided because the entity is not a U.S. entity, on the appropriate type of Form W-8).

Following a change of ownership, the existing beneficiary designations will remain in effect until the new owner provides new designations.

Any Guaranteed benefit in effect, will generally terminate if you change ownership of the contract. A Guaranteed benefit will not terminate if the ownership of the contract is transferred from a non-natural
owner to an individual but the contract will continue to be based on the annuitant’s life. It will also not terminate if you transfer your individually-owned contract to a trust held for your (or your and your immediate family’s) benefit; it will continue to be based on your life. If you were not the annuitant under the individually-owned contract, you will become the annuitant when ownership is changed. Please speak with your financial professional for further information.

See Appendix “State contract availability and/or variations of certain features and benefits” for any state variations with regard to terminating any benefits under your contract.

In general, you cannot assign or transfer ownership of an IRA or QP contract except by surrender to us. If your individual retirement annuity contract is held in your custodial individual retirement account, you may only assign or transfer ownership of such an IRA contract to yourself. Loans are not available and you cannot assign IRA and QP contracts as security for a loan or other obligation.

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For limited transfers of ownership after the owner’s death see “Beneficiary continuation option” in “Payment of death benefit”. You may direct the transfer of the values under your IRA or QP contract to another similar arrangement under federal income tax rules. In the case of such a transfer, which involves a surrender of your contract, we will impose a withdrawal charge, if one applies.

Loans are not available under your NQ contract.

In certain circumstances, you may collaterally assign all or a portion of the value of your NQ contract as security for a loan with a third party lender. The terms of the assignment are subject to our approval. The amount of the assignment may never exceed your account value on the day prior to the date we receive all necessary paperwork to effect the assignment. Only one assignment per contract is permitted, and any such assignment must be made prior to the first contract date anniversary. You must indicate that you have not purchased, and will not purchase, any other NQ deferred annuity contract issued by us or our affiliates in the same calendar year that you purchase the contract.

A collateral assignment does not terminate your benefits under the contract. However, all withdrawals, distributions and benefit payments, as well as the exercise of any benefits, are subject to the assignee’s prior approval and payment directions. We will follow such directions until the Company receives written notification satisfactory to us that the assignment has been terminated. If the owner or beneficiary fails to provide timely notification of the termination, it is possible that we could pay the assignee more than the amount of the assignment, or continue paying the assignee pursuant to existing directions after the collateral assignment has in fact been terminated. Our payment of any death benefit to the beneficiary will also be subject to the terms of the assignment until we receive written notification satisfactory to us that the assignment has been terminated.

In some cases, an assignment or change of ownership may have adverse tax consequences. See “Tax information”.

About Custodial IRAs

For certain custodial IRA accounts, after your contract has been issued, we may accept transfer instructions by telephone, mail, facsimile or electronically from a broker-dealer, provided that we or your broker-dealer have your written authorization to do so on file. Accordingly, the Company will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. The Company will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. The Company will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. The Company may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior written notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity.
How divorce may affect your guaranteed benefits

Our optional benefits do not provide a cash value or any minimum account value. In the event that you and your spouse become divorced after you purchase a contract with a guaranteed benefit, we will not divide the benefit base as part of the divorce settlement or judgment. As a result of the divorce, we may be required to withdraw amounts from the account value to be paid to an ex-spouse.
Any such withdrawal will be considered a withdrawal from the contract. This means that your guaranteed benefit will be reduced and a withdrawal charge may apply.

Distribution of the contracts

The contracts are distributed by both Equitable Advisors and Equitable Distributors. The Distributors serve as principal underwriters of the Separate Account. The offering of the contracts is intended to be continuous.

Equitable Advisors is an affiliate of the Company, and Equitable Distributors is a wholly owned subsidiary of Equitable Financial. The Distributors are under the common control of Equitable Holdings, Inc. Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. The Distributors are registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Both broker-dealers also act as distributors for other life and annuity products we issue.

The contracts are sold by financial professionals of Equitable Advisors and its affiliates. The contracts are also sold by financial professionals of unaffiliated broker-dealers that have entered into selling agreements with Equitable Distributors (“Selling broker-dealers”).

The Company pays compensation to both Distributors based on contracts sold. The Company may also make additional payments to the Distributors, and the Distributors may, in turn, make additional payments to certain Selling broker-dealers. All payments will be in compliance with all applicable FINRA rules and other laws and regulations.

Although the Company takes into account all of its distribution and other costs in establishing the level of fees and charges under its contracts, none of the compensation paid to the Distributors or the Selling broker-dealers discussed in this section of the Prospectus are imposed as separate fees or charges under your contract. The Company, however, intends to recoup amounts it pays for distribution and other services through the fees and charges of the contract and payments it receives for providing administrative, distribution and other services to the Portfolios. For information about the fees and charges under the contract, see “Fee table” and “Charges and expenses”.

Equitable Advisors Compensation.
The Company pays compensation to Equitable Advisors based on contributions made on the contracts sold through Equitable Advisors (“contribution-based compensation”). The contribution-based compensation will generally not exceed 8.50% of total contributions. Equitable Advisors, in turn, may pay a portion of

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the contribution-based compensation received from the Company to the Equitable Advisors financial professional and/or the Selling broker-dealer making the sale. In some instances, a financial professional or a Selling broker-dealer may elect to receive reduced contribution-based compensation on a contract in combination with ongoing annual compensation of up to 1.20% of the Total account value of the contract sold (“asset-based compensation”). Total compensation paid to a financial professional or a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could, over time, exceed the total compensation that would otherwise be paid on the basis of contributions alone. The compensation paid by Equitable Advisors varies among financial professionals and among Selling broker-dealers.

When a contract is sold by a Selling broker-dealer, the Selling broker-dealer, not Equitable Advisors, determines the compensation paid to the Selling broker-dealer’s financial professional for the sale of the contract. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, as described immediately below.

Equitable Advisors also pays a portion of the compensation it receives to its managerial personnel. Equitable Advisors financial professionals and managerial personnel may also receive other types of compensation including service fees, expense allowance payments and health and retirement benefits. Equitable Advisors also pays its financial professionals, managerial personnel and Selling broker-dealers sales bonuses (based on selling certain products during specified periods) and persistency bonuses. Equitable Advisors may offer sales incentive programs to financial professionals and Selling broker-dealers who meet specified production levels for the sales of both the Company’s contracts and contracts offered by other companies. These incentives provide non-cash
compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid education seminars and merchandise.

Differential compensation.
In an effort to promote the sale of the Company’s products, Equitable Advisors may pay its financial professionals and managerial personnel a greater percentage of contribution-based compensation and/or asset-based compensation for the sale of our contract than it pays for the sale of a contract or other financial product issued by a company other than us. Equitable Advisors may pay different compensation on the sale of the same product, based on such factors as distribution, group or sponsored arrangements, or based on older or newer versions, or series, of the same contract. Equitable Advisors also pay different levels of compensation based on different contract types. This practice is known as providing “differential compensation.” Differential compensation may involve other forms of compensation to Equitable Advisors personnel. Certain components of the compensation paid to managerial personnel are based on whether the sales involve the Company’s contracts. Managers earn higher compensation (and credits toward awards and bonuses) if the financial professionals they manage sell a higher percentage of the Company’s contracts than products issued by other companies. Other forms of compensation provided to its financial professionals and/or managerial personnel, which include health and retirement benefits, expense reimbursements, marketing allowances and contribution-based payments, known as “overrides.” For tax reasons, Equitable Advisors financial professionals qualify for health and retirement benefits based solely on their sales of the Company’s contracts and products sponsored by affiliates.

The fact that Equitable Advisors financial professionals receive differential compensation and additional payments may provide an incentive for those financial professionals to recommend our contract over a contract or other financial product issued by a company not affiliated with the Company. How ever, under applicable rules of FINRA and other federal and state regulatory authorities, Equitable Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you and, for certain accounts depending on applicable rules, that are in your best interest, based on the facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of Equitable Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation among products in the same category. For more information, contact your financial professional.

Equitable Distributors Compensation.
The Company pays contribution-based and asset-based compensation (together “compensation”) to Equitable Distributors. Contribution-based compensation is paid based on the Company’s contracts sold through Equitable Distributors’ Selling broker-dealers. Asset-based compensation is paid based on the aggregate account value of contracts sold through certain of Equitable Distributors’ Selling broker-dealers. This compensation will generally not exceed 7.50% of the total contributions made under the contracts. Equitable Distributors, in turn, pays the contribution-based compensation it receives on the sale of a contract to the Selling broker-dealer making the sale. In some instances, the Selling broker-dealer may elect to receive reduced contribution-based compensation on the sale of the contract in combination with annual asset-based compensation of up to 1.25% of the Total account value of the contract sold. If a Selling broker-dealer elects to receive reduced contribution-based compensation on a contract, the contribution-based compensation which the Company pays to Equitable Distributors will be reduced by the same amount, and the Company will pay Equitable Distributors asset-based compensation on the contract equal to the asset-based compensation which Equitable Distributors pays to the Selling broker-dealer. Total compensation paid to a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by Equitable Distributors varies among Selling broker-dealers.

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The Selling broker-dealer, not Equitable Distributors, determines the compensation paid to the Selling broker-dealer’s financial professional for the sale of the contract. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, such as differential compensation paid for various products.

The Company also pays Equitable Distributors compensation to cover its operating expenses and marketing services under the terms of the Company’s distribution agreements with Equitable Distributors.

Additional payments by Equitable Distributors to Selling broker-dealers.
Equitable Distributors may pay, out of their assets, certain Selling broker-dealers and other financial intermediaries additional compensation in recognition of services provided or expenses incurred. Equitable Distributors may also pay certain Selling broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). Services for which such payments are made may include, but are not limited to, the preferred placement of the Company’s products on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conference; and/or other support services, including some that may benefit the contract owner. Payments may be based on ongoing sales, on the aggregate account value attributable to contracts sold through a Selling broker-dealer or such payments may be a fixed amount. For certain selling broker-dealers, Equitable Distributors increases the marketing allowance as certain sales thresholds are met. The Distributors may also make fixed payments to Selling broker-dealers, for example in connection with the initiation of a new relationship or the introduction of a new product.

Additionally, as an incentive for the financial professionals of Selling broker-dealers to promote the sale of the Company’s products, the Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as “compensation enhancements”). Equitable Distributors also has entered into agreements with certain selling broker-dealers in which the selling broker-dealer agrees to sell certain of our contracts exclusively, including the one described in this Prospectus.

These additional payments may serve as an incentive for Selling broker-dealers to promote the sale of the Company’s contracts over contracts and other products issued by other companies. Not all Selling broker-dealers receive additional payments, and the payments vary among Selling broker-dealers. The list below includes the names of Selling broker-dealers that we are aware (as of December 31, 2022) received additional payments. These additional payments ranged from $1,813.48 to $7,622,145.26. The Company and its affiliates may also have other business relationships with Selling broker-dealers, which may provide an incentive for the Selling broker-dealers to promote the sale of the
Company’s contracts over contracts and other products issued by other companies. The list below includes any such Selling broker-dealer. For more information, ask your financial professional.

Allstate Financial Services LLC; American Portfolios Financial Services; Ameriprise Financial Services; Avantax Investment Services, Inc.; Cadaret, Grant & Co., Inc.; Cambridge Investment Research; Capital Investment Group; Centaurus Financial, Inc.; Cetera Financial Group; Citigroup Global Markets, Inc.; Citizens Investment Services; Commonwealth Financial Network; Copper Financial Network (Community America Financial Solutions); CUSO Financial Services; DPL Financial Partners; Equity Services, Inc.; Farmer’s Financial Solution; First Horizon Advisors; Galt Financial Group, Inc.; Geneos Wealth Management; Gradient Securities, LLC; Groove Point (H. Beck, Inc.); Harbour Investments; Independent Financial Group, LLC; Infinex Investments, Inc.; James T. Boroello & Co.; Janney Montgomery Scott LLC; Kestra Investment Services, LLC; Key Investment Services LLC; Ladenburg Thalmann Advisor Network, LLC; Lincoln Financial Advisors Corp.; Lincoln Financial Securities Corp.; Lincoln Investment Planning; Lion Street Financial; LPL Financial Corporation; MML Investors Services, LLC; Morgan Stanley Smith Barney; Mutual Of Omaha Investment Services. Inc.; Next Financial Group, Inc.; OneAmerica Securities, Inc.; Park Avenue Securities, LLC; Phoenix Financial Services; PlanMember Securities Corp.; PNC Investments; Primerica Financial Services, Inc.; Pruco Securities, LLC; Raymond James; RBC Capital Markets Corporation; Santander Securities Corp.; SCF Securities, Inc.; Securian Financial Services, Inc.; Sentinus Halo Securities LLC; The Advisor Group (AIG); The Huntington Investment Company; The Leaders Group, Inc.; The Wentworth Group; Transamerica Financial Advisors; U.S. Bancorp; UBS Financial Services Inc.; Valmark Securities, Inc.; Voya Financial Advisors, Inc.; Wells Fargo; Western International Securities, Inc.

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Appendix: Portfolio Companies available under the contract

The following is a list of Portfolio Companies available under the contract. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at www.equitable.com/ICSR#EQH146637. You can request this information at no cost by calling 1-877-522-5035 or by sending an email request to EquitableFunds@dfinsolutions.com. If you elect a Guaranteed benefit, you may only invest in the Portfolios listed in the designated table below.

The current expenses and performance information below reflects fee and expenses of the Portfolios, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.

Affiliated Portfolio Companies:

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s) , as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2022)
				1 year	5 year	10 year
Equity	1290 VT Equity Income — Equitable Investment Management Group, LLC (“EIMG”); Barrow, Hanley, Mewhinney & Strauss, LLC d/b/a Barrow Hanley Global Investors	0.95%	^	3.11%	6.42%	9.65%
Specialty	1290 VT GAMCO Mergers & Acquisitions — EIMG; GAMCO Asset Management, Inc.	1.29%	^	-6.01%	1.32%	3.51%
Equity	1290 VT GAMCO Small Company Value — EIMG; GAMCO Asset Management, Inc.	1.05%		-10.67%	4.98%	9.45%
Fixed Income	1290 VT High Yield Bond — EIMG; AXA Investment Managers US Inc., Post Advisory Group, LLC	1.03%	^	-10.30%	1.85%	—
Specialty	1290 VT Multi-Alternative Strategies — EIMG	1.56%	^	-11.40%	-0.27%	—
Specialty	1290 VT Natural Resources — EIMG; AllianceBernstein L.P.	0.90%	^	32.35%	6.75%	—
Specialty	1290 VT Real Estate — EIMG; AllianceBernstein L.P.	0.90%	^	-24.99%	-0.23%	—
Equity	1290 VT SmartBeta Equity ESG — EIMG; AXA Investment Managers US Inc.	1.10%	^	-14.52%	6.84%	—
Equity	EQ/2000 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.83%		-22.40%	2.94%	7.97%
Equity	EQ/400 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.85%		-15.50%	5.37%	9.54%
Equity	EQ/500 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.80%		-20.01%	7.83%	11.20%
Asset Allocation	EQ/AB Dynamic Moderate Growth Δ — EIMG; AllianceBernstein L.P.	1.12%		-14.63%	1.72%	4.44%
Equity	EQ/AB Small Cap Growth — EIMG; AllianceBernstein L.P.	0.91%		-28.45%	5.28%	9.52%
Asset Allocation	EQ/Aggressive Allocation† — EIMG	1.15%		-18.40%	4.62%	7.77%
Asset Allocation	EQ/Aggressive Growth Strategy† — EIMG	1.02%		-18.34%	4.48%	7.37%
Asset Allocation	EQ/All Asset Growth Allocation — EIMG	1.24%		-14.48%	3.23%	5.27%
Equity	EQ/American Century Mid Cap Value — EIMG; American Century Investment Management, Inc.	1.00%	^	-1.47%	—	—
Asset Allocation	EQ/Balanced Strategy† — EIMG	0.97%		-15.57%	2.65%	4.58%
Equity	EQ/Capital Group Research — EIMG; Capital International, Inc.	0.97%	^	-18.97%	9.23%	12.11%
Equity	EQ/ClearBridge Large Cap Growth ESG — EIMG; ClearBridge Investments, LLC	1.00%	^	-32.13%	7.29%	10.17%
Equity	EQ/ClearBridge Select Equity Managed Volatility† — EIMG; BlackRock Investment Management, LLC, ClearBridge Investments, LLC	1.06%	^	-27.12%	8.32%	10.30%
Equity	EQ/Common Stock Index — EIMG; AllianceBernstein L.P.	0.68%		-19.46%	8.13%	11.43%
Asset Allocation	EQ/Conservative Growth Strategy† — EIMG	0.97%		-14.46%	2.00%	3.64%
Asset Allocation	EQ/Conservative Strategy† — EIMG	0.94%		-12.26%	0.72%	1.74%
Fixed Income	EQ/Core Bond Index — EIMG; SSGA Funds Management, Inc.	0.65%	^	-8.76%	0.20%	0.50%
Fixed Income	EQ/Core Plus Bond — EIMG; Brandywine Global Investment Management, LLC, Loomis, Sayles & Company, L.P.	0.93%	^	-12.89%	0.91%	1.06%

92

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s) , as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2022)
				1 year	5 year	10 year
Equity	EQ/Emerging Markets Equity PLUS — EIMG; AllianceBernstein L.P., EARNEST Partners, LLC	1.20%	^	-17.63%	-1.32%	—
Equity	EQ/Equity 500 Index — EIMG; AllianceBernstein L.P.	0.54%	^	-18.55%	8.81%	11.89%
Equity	EQ/Fidelity Institutional AM ® Large Cap — EIMG; FIAM LLC	0.87%	^	-21.06%	—	—
Equity	EQ/Franklin Rising Dividends — EIMG; Franklin Advisers, Inc.	0.87%	^	-10.60%	—	—
Equity	EQ/Franklin Small Cap Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC, Franklin Mutual Advisers, LLC	1.05%	^	-17.08%	4.04%	8.30%
Equity	EQ/Global Equity Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.10%	^	-20.95%	2.87%	6.20%
Equity	EQ/Goldman Sachs Mid Cap Value — EIMG; Goldman Sachs Asset Management L.P.	1.09%	^	-10.60%	—	—
Asset Allocation	EQ/Growth Strategy† — EIMG	1.00%		-17.40%	3.91%	6.47%
Fixed Income	EQ/Intermediate Government Bond — EIMG; SSGA Funds Management, Inc.	0.65%	^	-7.62%	-0.21%	0.00%
Equity	EQ/International Core Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.08%		-14.14%	1.33%	3.61%
Equity	EQ/International Equity Index — EIMG; AllianceBernstein L.P.	0.75%	^	-11.89%	1.03%	3.90%
Equity	EQ/International Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.91%		-14.94%	0.83%	3.65%
Equity	EQ/International Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC, Harris Associates L.P.	1.07%		-13.71%	0.32%	3.09%
Equity	EQ/Invesco Comstock — EIMG; Invesco Advisers, Inc.	1.00%	^	0.49%	7.75%	10.75%
Equity	EQ/Invesco Global — EIMG; Invesco Advisers, Inc.	1.15%	^	-32.04%	2.42%	7.33%
Specialty	EQ/Invesco Global Real Assets — EIMG; Invesco Advisers, Inc., Invesco Asset Management Ltd.	1.14%		-8.97%	—	—
Equity	EQ/Janus Enterprise — EIMG; Janus Henderson Investors US LLC	1.05%		-16.54%	9.20%	9.46%
Equity	EQ/JPMorgan Growth Stock — EIMG; J.P. Morgan Investment Management Inc.	0.96%	^	-38.64%	4.23%	10.63%
Equity	EQ/JPMorgan Value Opportunities — EIMG; J.P. Morgan Investment Management Inc.	0.96%		0.20%	8.15%	12.38%
Equity	EQ/Large Cap Growth Index — EIMG; AllianceBernstein L.P.	0.72%		-29.53%	10.16%	13.27%
Equity	EQ/Large Cap Growth Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.87%		-30.58%	8.14%	12.17%
Equity	EQ/Large Cap Value Index — EIMG; AllianceBernstein L.P.	0.74%		-8.20%	5.96%	9.55%
Equity	EQ/Large Cap Value Managed Volatility† — EIMG; AllianceBernstein L.P.	0.86%		-11.60%	5.67%	9.46%
Equity	EQ/Lazard Emerging Markets Equity — EIMG; Lazard Asset Management LLC	1.35%	^	-14.89%	—	—
Equity	EQ/Loomis Sayles Growth — EIMG; Loomis, Sayles & Company, L.P.	1.05%	^	-27.94%	6.91%	11.89%
Equity	EQ/MFS International Growth — EIMG ; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	-15.11%	4.32%	6.05%
Equity	EQ/MFS International Intrinsic Value — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.15%	^	-23.79%	—	—
Equity	EQ/MFS Mid Cap Focused Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	-27.04%	—	—
Specialty	EQ/MFS Technology — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.13%		-36.29%	—	—
Specialty	EQ/MFS Utilities Series — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.05%	^	0.42%	—	—
Equity	EQ/Mid Cap Index — EIMG; AllianceBernstein L.P.	0.66%	^	-13.65%	5.98%	10.02%
Equity	EQ/Mid Cap Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.95%		-14.55%	4.63%	8.96%
Asset Allocation	EQ/Moderate Allocation† — EIMG	1.08%		-15.47%	2.33%	4.25%
Asset Allocation	EQ/Moderate Growth Strategy† — EIMG	0.99%		-16.51%	3.28%	5.53%
Asset Allocation	EQ/Moderate-Plus Allocation† — EIMG	1.12%		-17.00%	3.58%	6.08%
Money Market	EQ/Money Market* — EIMG; Dreyfus, a Division of Mellon Investments Corporation	0.69%		1.11%	0.85%	0.46%
Fixed Income	EQ/PIMCO Global Real Return — EIMG; Pacific Investment Management Company LLC	1.27%	^	-16.10%	0.54%	—
Fixed Income	EQ/PIMCO Real Return — EIMG; Pacific Investment Management Company LLC	1.25%	^	-11.38%	—	—
Fixed Income	EQ/PIMCO Total Return ESG — EIMG; Pacific Investment Management Company LLC	0.77%	^	-13.99%	—	—

93

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s) , as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2022)
				1 year	5 year	10 year
Fixed Income	EQ/PIMCO Ultra Short Bond — EIMG; Pacific Investment Management Company LLC	0.80%	^	-0.57%	0.70%	0.70%
Equity	EQ/Small Company Index — EIMG; AllianceBernstein L.P.	0.63%		-19.76%	4.18%	8.78%
Specialty	EQ/T. Rowe Price Health Sciences — EIMG; T. Rowe Price Associates, Inc.	1.20%	^	-13.38%	—	—
Equity	EQ/Value Equity — EIMG; Aristotle Capital Management, LLC	0.91%		-15.13%	4.44%	8.43%
Specialty	EQ/Wellington Energy — EIMG; Wellington Management Company LLP	1.19%	^	32.53%	—	—
Asset Allocation	Equitable Conservative Growth MF/ETF Portfolio — EIMG	1.10%	^	-12.40%	4.32%	4.89%
^	This Portfolio’s annual expenses reflect temporary fee reductions.
Δ
Certain other affiliated Portfolios, as well as unaffiliated Portfolios, may utilize volatility management techniques that differ from the EQ volatility management strategy. Affiliated Portfolios that utilize these volatility management techniques are identified in the chart by a “
Δ
”. Any such unaffiliated Portfolio is not identified in the chart. See “Portfolios of the Trusts” for more information regarding volatility management.

†
EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ/affiliated Fund of Fund Portfolios that invest in Portfolios that use the EQ volatility management strategy, are identified in the chart by a “†“. See “Portfolios of the Trusts” for more information regarding volatility management.

*
The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

Unaffiliated Portfolio Companies:

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s) , as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2022)
				1 year	5 year	10 year
Asset Allocation	AB VPS Balanced Hedged Allocation Portfolio — AllianceBernstein L.P.	0.97%	^	-19.17%	2.06%	5.37%
Equity	AB VPS Sustainable International Thematic Portfolio — AllianceBernstein L.P.	1.79%	^	-27.81%	1.16%	3.78%
Equity	American Funds Insurance Series ® Global Small Capitalization Fund — Capital Research and Management Company	1.16%	^	-29.69%	2.54%	6.58%
Asset Allocation	American Funds Insurance Series ® Managed Risk Asset Allocation Fund — Capital Research and Management Company; Milliman Financial Risk Management LLC	0.90%	^	-13.97%	2.83%	5.69%
Equity	American Funds Insurance Series ® New World Fund ® — Capital Research and Management Company	1.07%	^	-22.25%	2.07%	4.02%
Fixed Income	American Funds Insurance Series ® The Bond Fund of America ® — Capital Research and Management Company	0.71%	^	-12.75%	0.51%	1.12%
Asset Allocation	BlackRock Global Allocation V.I. Fund — BlackRock Advisors, LLC; BlackRock (Singapore) Limited	1.01%	^	-16.07%	3.25%	4.81%
Equity	BlackRock Large Cap Focus Growth V.I. Fund — BlackRock Advisors, LLC	1.05%	^	-38.25%	7.24%	11.89%
Asset Allocation	Delaware Ivy VIP Asset Strategy — Delaware Management Company; Macquarie Investment Management Austria Kapitalanlage AG, Macquarie Investment Management Europe Limited, Macquarie Investment Management Global Limited	0.87%	^	-14.71%	4.32%	4.46%
Fixed Income	Delaware Ivy VIP High Income — Delaware Management Company; Macquarie Investment Management Austria Kapitalanlage AG, Macquarie Investment Management Europe Limited, Macquarie Investment Management Global Limited	0.92%		-11.12%	1.70%	3.56%
Asset Allocation	Fidelity ® VIP Asset Manager Growth Portfolio — Fidelity Management and Research Company (FMR)	0.93%		-17.05%	4.47%	6.84%
Asset Allocation	Fidelity ® VIP Freedom 2015 Portfolio SM — FMRC; Fidelity Management and Research Company (FMR)	0.69%		-14.79%	3.04%	5.26%
Asset Allocation	Fidelity ® VIP Freedom 2020 Portfolio SM — FMRC; Fidelity Management and Research Company (FMR)	0.73%		-15.97%	3.47%	5.79%
Asset Allocation	Fidelity ® VIP Freedom 2025 Portfolio SM — FMRC; Fidelity Management and Research Company (FMR)	0.76%		-16.64%	3.84%	6.51%
Asset Allocation	Fidelity ® VIP Freedom 2030 Portfolio SM — FMRC; Fidelity Management and Research Company (FMR)	0.79%		-17.09%	4.34%	7.22%
Equity	Fidelity ® VIP Mid Cap Portfolio — Fidelity Management and Research Company (FMR)	0.86%		-14.97%	5.69%	9.69%
Fixed Income	Fidelity ® VIP Strategic Income Portfolio — Fidelity Management and Research Company (FMR)	0.92%		-11.52%	1.09%	2.20%

94

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s) , as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2022)
				1 year	5 year	10 year
Asset Allocation	First Trust/Dow Jones Dividend & Income Allocation Portfolio — First Trust Advisors L.P.	1.20%		-12.20%	4.06%	6.75%
Asset Allocation	Franklin Allocation VIP Fund — Franklin Advisers, Inc.	0.82%	^	-16.00%	2.57%	5.56%
Asset Allocation	Franklin Income VIP Fund — Franklin Advisers, Inc.	0.71%		-5.47%	4.30%	5.51%
Specialty	Guggenheim VIF Global Managed Futures Strategy Fund — Security Investors, LLC, which operates under the name Guggenheim Investments	1.90%	^	11.28%	2.54%	1.75%
Equity	Invesco V.I. Diversified Dividend Fund — Invesco Advisers, Inc.	0.92%		-1.92%	5.97%	9.53%
Fixed Income	Invesco V.I. High Yield Fund — Invesco Advisers, Inc.	1.13%		-9.55%	1.10%	2.67%
Equity	Invesco V.I. Main Street Mid Cap Fund ® — Invesco Advisers, Inc.	1.18%		-14.45%	4.82%	7.72%
Equity	Invesco V.I. Small Cap Equity Fund — Invesco Advisers, Inc.	1.20%		-20.73%	5.27%	8.05%
Fixed Income	Lord Abbett Bond Debenture Portfolio (VC) — Lord, Abbett & Co. LLC	0.89%		-12.80%	1.01%	3.65%
Equity	MFS ® Investors Trust Series — Massachusetts Financial Services Company	1.03%	^	-16.69%	8.18%	11.15%
Equity	MFS ® Massachusetts Investors Growth Stock Portfolio — Massachusetts Financial Services Company	0.98%	^	-19.45%	11.67%	13.01%
Specialty	PIMCO CommodityRealReturn ® Strategy Portfolio — Pacific Investment Management Company LLC	1.39%	^	8.66%	6.94%	-1.66%
Specialty	PIMCO Emerging Markets Bond Portfolio — Pacific Investment Management Company LLC	1.14%		-15.80%	-0.95%	0.87%
Specialty	ProFund VP Bear — ProFund Advisors LLC	1.68%	^	17.11%	-12.04%	-13.86%
Specialty	ProFund VP Biotechnology — ProFund Advisors LLC	1.63%		-7.71%	6.00%	12.08%
Equity	Templeton Developing Markets VIP Fund — Templeton Asset Management Ltd.	1.37%	^	-21.98%	-1.67%	1.02%
Fixed Income	Templeton Global Bond VIP Fund — Franklin Advisers, Inc.	0.77%	^	-4.95%	-2.32%	-0.78%
Specialty	VanEck VIP Global Resources Fund — Van Eck Associates Corporation	1.33%		8.12%	4.01%	0.10%
^	This Portfolio’s annual expenses reflect temporary fee reductions.

Amounts you allocate to the Guaranteed Benefit account variable investment options fund your Guaranteed benefits.

Category 1 — Equitable Strategic Allocation
GE EQ/AB Dynamic Moderate Growth	GE EQ/Conservative Strategy
GE EQ/Balanced Strategy	GE EQ/Moderate Growth Strategy
GE EQ/Conservative Growth Strategy

Category 2 — Fixed Income
GE EQ/Core Bond Index	GE EQ/Intermediate Government Bond

Category 3 — Equity
GE EQ/400 Managed Volatility	GE EQ/Growth Strategy
GE EQ/500 Managed Volatility	GE EQ/International Managed Strategy
GE EQ/2000 Managed Volatility

95

Appendix: Purchase considerations for QP contracts

Trustees who are considering the purchase of a Retirement Cornerstone
®
Series contract should discuss with their tax and ERISA advisers whether this is an appropriate investment vehicle for the employer’s plan. There are significant issues in the purchase of a Retirement Cornerstone
®
Series contract in a defined benefit plan. The QP contract and this Prospectus should be reviewed in full, and the following factors, among others, should be noted. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, the distribution of such an annuity, the purchase of the Guaranteed benefits, and the payment of death benefits in accordance with the requirements of the federal income tax rules. Assuming continued plan qualification and operation, earnings on qualified plan assets will accumulate value on a tax-deferred
basis even if the plan is not funded by the Retirement Cornerstone
®
Series QP contract or another annuity contract. Therefore, you should purchase a Retirement Cornerstone
®
Series QP contract to fund a plan for the contract’s features and benefits and not for tax deferral, after considering the relative costs and benefits of annuity contracts and other types of arrangements and funding vehicles.

This QP contract accepts only transfer contributions from other investments within an existing qualified plan trust. We will not accept ongoing payroll contributions or contributions directly from the employer. For 401(k) plans, no employee after-tax
contributions are accepted. A “designated Roth contribution account” is not available in the QP contract. Checks written on accounts held in the name of the employer instead of the plan or the trust will not be accepted. Only one additional transfer contribution may be made per contract year.

If amounts attributable to an excess or mistaken contribution must be withdrawn, either or both of the following may apply: (1) withdrawal charges; or (2) benefit base adjustments to a Guaranteed benefit. If in a defined benefit plan the plan’s actuary determines that an overfunding in the QP contract has occurred, then any transfers of plan assets out of the QP contract may also result in withdrawal charges or benefit base adjustments on the amount being transferred.

In order to purchase the QP contract for a defined benefit plan, the plan’s actuary will be required to determine a current dollar value of each plan participant’s accrued benefit so that individual contracts may be established for each plan participant. We do not permit defined contribution or defined benefit plans to pool plan assets attributable to the accrued benefits of multiple plan participants.

For defined benefit plans, the maximum percentage of actuarial value of the plan participant’s normal retirement benefit that can be funded by a QP contract is 80%. The total account value under a QP contract may at any time be more or less than the lump sum actuarial equivalent of the accrued benefit for a defined benefit plan participant. The Company does not guarantee that the total account value under a QP contract will at any time equal the actuarial value of 80% of a participant/employee’s accrued benefit.

While the contract is owned by the plan trust, all payments under the contract will be made to the plan trust owner. If the plan rolls over a contract into an IRA for the benefit of a former plan participant through a contract conversion, it is the plan’s responsibility to adjust the value of the contract to the actuarial equivalent of the participant’s benefit, prior to the contract conversion.

The Company’s only role is that of the issuer of the contract. The Company is not the plan administrator. The Company will not perform or provide any plan recordkeeping services with respect to the QP contracts. The plan’s administrator will be solely responsible for performing or providing for all such services. There is no loan feature offered under the QP contracts, so if the plan provides for loans and a participant takes a loan from the plan, other plan assets must be used as the source of the loan and any loan repayments must be credited to other investment vehicles and/or accounts available under the plan. The Company will never make payments under a QP contract to any person other than the plan trust owner.

Given that lifetime required minimum distributions (“RMDs”) must generally commence from the plan for annuitants after the applicable RMD age, trustees should consider the following in connection with the GIB:

•	whether RMDs the plan administrator must make under QP contracts would cause withdrawals to be treated as Excess withdrawals and reduce the value of the Guaranteed benefits;

•	that provisions in the Treasury Regulations on RMDs require that the actuarial present value of additional annuity contract benefits be added to the dollar amount credited for purposes of calculating RMDs. This could increase the amounts required to be distributed; and

•	that if the Guaranteed benefit account value goes to zero as provided under the contract, resulting payments will be made to the plan trust and that portion of the Retirement Cornerstone
®
Series contract may not be rollover eligible.

Finally, because the method of purchasing the QP contract, including the large initial contribution, and the features of the QP contract may appeal more to plan participants/employees who are older and tend to be highly paid, and because certain features of the QP contract are available only to plan participants/employees who meet certain minimum and/or maximum age requirements, plan trustees should discuss with their advisers whether the purchase of the QP contract would cause the plan to engage in prohibited discrimination in contributions, benefits or otherwise.

96

Appendix: Guaranteed benefit base examples

Assuming $100,000 is invested in the Guaranteed benefit variable investment options, with no additional contributions, no transfers and no withdrawals, the Guaranteed minimum death benefit base and Guaranteed income benefit base for an owner age 60 would be calculated as follows:

		Guaranteed minimum death benefit				Guaranteed income benefit

End of Contract Year	Guaranteed Benefit Account Value	Return of Principal death benefit base	Annual Ratchet to age 85 benefit base	Roll-up to age 85 benefit base	“Greater of” benefit base	Annual Ratchet to age 95 benefit base	GIB Roll-up benefit base	GIB benefit base
1	$103,000	$100,000 (1)	$103,000 (2)	$104,000	$104,000 (5)	$103,000	$104,000	$104,000 (7)
2	$107,120	$100,000 (1)	$107,120 (2)	$108,160	$108,160 (5)	$107,120	$108,160	$108,160 (7)
3	$113,547	$100,000 (1)	$113,547 (2)	$113,547 (4)	$113,547 (5)	$113,547	$113,547	$113,547 (7)
4	$120,360	$100,000 (1)	$120,360 (2)	$118,089	$120,360 (6)	$120,360	$118,089	$120,360 (8)
5	$128,785	$100,000 (1)	$128,785 (2)	$122,813	$128,785 (6)	$128,785	$122,813	$128,785 (8)
6	$126,210	$100,000 (1)	$128,785 (3)	$127,725	$128,785 (6)	$128,785	$127,725	$128,785 (8)
7	$128,734	$100,000 (1)	$128,785 (3)	$132,834	$132,834 (5)	$128,785	$132,834	$132,834 (7)

The account values for contract years 1 through 7 are based on hypothetical rates of return of 3.00%, 4.00%, 6.00%, 6.00%, 7.00%, (2.00)%, and 2.00%. We are using these rates solely to illustrate how the benefit is calculated. The rates of return bear no relationship to past or future investment results.

Your applicable death benefit in connection with the Guaranteed benefit variable investment options is equal to the Guaranteed benefit account value or the Guaranteed minimum death benefit base, if greater.

Guaranteed minimum death benefit

Return of principal death benefit base

(1)	At the end of contract years 1 through 7, the Return of principal death benefit base is equal to the initial contribution to the Guaranteed ben- efit variable investment options.

Annual Ratchet to age 85 benefit base

(2)	At the end of contract years 1 through 5, the Annual Ratchet to age 85 benefit base is equal to the current account value.

(3)	At the end of contract year 6 through 7, the benefit base is equal to the Annual Ratchet to age 85 benefit base at the end of the prior year since it is higher than the current account value.

Roll-up
to age 85 benefit base

The Annual
roll-up
rate for the
Roll-up
to age 85 benefit base is assumed to be the minimum Annual
Roll-up
rate, which is 4.0%.

(4)	At the end of contract year 3, the Roll-up to age 85 benefit base is reset to the current account value.

“Greater of” death benefit base

(5)	At the end of contract years 1 through 3 and 7, the benefit base is based on the Roll-Up to age 85 benefit base.

(6)	At the end of contract years 4 through 6, the benefit base is based on the Annual Ratchet to age 85 benefit base.

Guaranteed income benefit

GIB benefit base

(7)	At the end of contract years 1 through 3, and 7, the benefit base is based on the GIB Roll-Up benefit base.

(8)	At the end of contract years 4 through 6, the benefit base is based on the Annual Ratchet to age 95 benefit base.

97

Appendix: Hypothetical illustrations

ILLUSTRATION OF ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED MINIMUM BENEFITS

The following tables illustrate the changes in account values (Non-Guaranteed benefit account value and Guaranteed benefit account value), cash value and the values of the “Greater of” death benefit, the Guaranteed income benefit (“GIB”), and the Annual withdrawal amount, under certain hypothetical circumstances for the Retirement Cornerstone
®
Series contracts (Series B, Series L, Series CP
®
and Series C). The tables illustrate the operation of the contract based on a male, issue age 65, who makes a single $100,000 contribution and takes no withdrawals. Also, the tables illustrate that $60,000 is allocated to the Guaranteed benefit variable investment options, and $40,000 is allocated to the
Non-Guaranteed
benefit variable investment options. The amounts shown are for the beginning of each contract year and assume that all of the account values are invested in Portfolios that achieve investment returns at constant gross annual rates of 0% and 6% (i.e., before any investment management fees,
12b-1
fees or other expenses are deducted from the underlying Portfolio assets). After the deduction of the arithmetic average of the investment management fees,
12b-1
fees and other expenses of all of the underlying portfolios (as described below), the corresponding net annual rates of return would be (2.19)% and 3.81% for the Series B Guaranteed benefit variable investment options and (2.38)% and 3.62% for the Series B Non-Guaranteed benefit variable investment options; (2.54)% and 3.46% for the Series L Guaranteed benefit variable investment options and (2.73)% and 3.27% for the Series L Non-Guaranteed benefit variable investment options; (2.44)% and 3.56% for the Series CP
®
Guaranteed benefit variable investment options and (2.63)% and 3.37% for the Series CP
®
Non-Guaranteed benefit variable investment options; (2.59)% and 3.41% for the Series C Guaranteed benefit variable investment options and (2.78)% and 3.22% for the Series C Non Guaranteed benefit variable investment options.

These net annual rates of return reflect the trust and separate account level charges, but they do not reflect the charges we deduct from your Guaranteed benefit account value annually for the “Greater of” death benefit and GIB features, as well as the annual administrative charge. If the net annual rates of return did reflect these charges, the net annual rates of return shown would be lower; however, the values shown in the following tables reflect the following contract charges: the “Greater of” death benefit and GIB and any applicable administrative charge and withdrawal charge.

The values shown under “Next Year’s Annual withdrawal amount” for ages 70 through 95 reflect the Annual withdrawal amount available without reducing the “Greater of” death benefit base or GIB benefit base. A “0” under the Guaranteed benefit account value column at age 95 indicates that the “Greater of” death benefit has terminated due to insufficient account value. However, the Lifetime GIB payments under the GIB have begun, and the owner is receiving lifetime payments.

With respect to fees and expenses deducted from assets of the underlying portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.3% for the Guaranteed benefit variable investment options (for each Series) and of 0.54% for the Non-Guaranteed benefit variable investment options (for each Series), (2) an assumed average asset charge for all other expenses of the underlying portfolios equivalent to an effective annual rate of 0.34% for the Guaranteed benefit variable investment options (for each Series) and 0.29% for the Non-Guaranteed benefit variable investment options (for each Series) and (3) 12b-1 fees equivalent to an effective annual rate of 0.25% for the Guaranteed benefit variable investment options (for each Series) and 0.25% for the Non-Guaranteed benefit variable investment options (for each Series). These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that account values are allocated equally among the Guaranteed benefit variable investment options and
Non-Guaranteed
benefit variable investment options, respectively. The actual rates associated with any contract will vary depending upon the actual allocation of the Total account value among the investment options. These rates do not reflect expense limitation arrangements in effect with respect to certain of the underlying portfolios as described in the prospectuses for the underlying portfolios. With these arrangements, the charges shown above would be lower. This would result in higher values than those shown in the following tables.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your contract will differ, in most cases substantially. Please note that in certain states, we apply annuity purchase factors that are not based on the sex of the annuitant. Upon request, we will furnish you with a personalized illustration.

98

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED BENEFITS

Variable Deferred Annuity
Retirement Cornerstone
®
- Series B
$100,000 single contribution and no withdrawals
Male, issue age 65
Benefits:
“Greater of” death benefit
Guaranteed income benefit

								Protect		Guarantee

Age	Contract Year	Non-Guaranteed Benefit Account Value		Guaranteed Benefit Account Value		Cash Value (+)		“Greater of” Death Benefit		GIB Benefit Base		Next Year’s Annual withdrawal amount
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%		6%
65	0	40,000	40,000	60,000	60,000	93,000	93,000	60,000	60,000	60,000	60,000		0		0
66	1	39,048	41,448	57,563	61,163	89,611	95,611	62,400	62,400	62,400	62,400		2,496		2,496
67	2	38,119	42,948	55,134	62,325	86,253	98,273	64,896	64,896	64,896	64,896		2,596		2,596
68	3	37,211	44,503	52,712	63,485	83,923	101,988	67,492	67,492	67,492	67,492		2,700		2,700
69	4	36,326	46,114	50,294	64,640	80,620	104,754	70,192	70,192	70,192	70,192		2,808		2,808
70	5	35,461	47,783	47,879	65,789	78,340	108,572	72,999	72,999	72,999	72,999		2,920		2,920
71	6	34,617	49,513	45,463	66,929	77,081	113,442	75,919	75,919	75,919	75,919		3,037		3,037
72	7	33,793	51,306	43,047	68,058	75,840	118,363	78,956	78,956	78,956	78,956		3,158		3,158
73	8	32,989	53,163	40,626	69,173	73,615	122,335	82,114	82,114	82,114	82,114		3,285		3,285
74	9	32,204	55,087	38,199	70,271	70,403	125,358	85,399	85,399	85,399	85,399		3,416		3,416
75	10	31,438	57,082	35,764	71,350	67,201	128,431	88,815	88,815	88,815	88,815		3,553		3,553
80	15	27,870	68,189	23,381	76,328	51,251	144,517	108,057	108,057	108,057	108,057		4,322		4,322
85	20	24,678	81,458	10,426	80,230	35,103	161,688	131,467	131,467	131,467	131,467		5,259		5,259
90	25	21,874	97,308	0	83,168	21,874	180,477	0	131,467	0	159,950	*$	7,690		6,398
95	30	19,389	116,243	0	85,157	19,389	201,400	0	131,467	0	194,604		7,690	**$	11,676
(+)	The cash Values shown are equal to the Total account value, less any applicable withdrawal changes.
*	Payments of $7,690 will continue as lifetime payments
**	Payments of at least $11,676 will continue as lifetime payments

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The account value, cash value and Guaranteed benefits for a contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual contract years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

99

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED BENEFITS

Variable Deferred Annuity
Retirement Cornerstone
®
- Series L
$100,000 single contribution and no withdrawals
Male, issue age 65
Benefits:
“Greater of” death benefit
Guaranteed income benefit

								Protect		Guarantee

Age	Contract Year	Non-Guaranteed Benefit Account Value		Guaranteed Benefit Account Value		Cash Value (+)		“Greater of” Death Benefit		GIB Benefit Base		Next Year’s Annual withdrawal amount
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%		6%
65	0	40,000	40,000	60,000	60,000	92,000	92,000	60,000	60,000	60,000	60,000		0		0
66	1	38,908	41,308	57,353	60,953	88,261	94,261	62,400	62,400	62,400	62,400		2,496		2,496
67	2	37,846	42,659	54,728	61,894	85,574	97,552	64,896	64,896	64,896	64,896		2,596		2,596
68	3	36,813	44,054	52,123	62,820	82,936	100,874	67,492	67,492	67,492	67,492		2,700		2,700
69	4	35,808	45,494	49,536	63,730	80,343	104,225	70,192	70,192	70,192	70,192		2,808		2,808
70	5	34,830	46,982	46,963	64,622	81,793	111,603	72,999	72,999	72,999	72,999		2,920		2,920
71	6	33,879	48,518	44,404	65,491	78,283	114,009	75,919	75,919	75,919	75,919		3,037		3,037
72	7	32,954	50,105	41,855	66,336	74,809	116,440	78,956	78,956	78,956	78,956		3,158		3,158
73	8	32,055	51,743	39,314	67,153	71,368	118,896	82,114	82,114	82,114	82,114		3,285		3,285
74	9	31,180	53,435	36,778	67,939	67,958	121,374	85,399	85,399	85,399	85,399		3,416		3,416
75	10	30,328	55,183	34,245	68,691	64,574	123,874	88,815	88,815	88,815	88,815		3,553		3,553
80	15	26,378	64,815	21,535	71,801	47,913	136,616	108,057	108,057	108,057	108,057		4,322		4,322
85	20	22,965	76,128	8,501	73,403	31,466	149,531	131,467	131,467	131,467	131,467		5,259		5,259
90	25	19,993	89,416	0	73,548	19,993	162,964	0	131,467	0	159,950	*$	7,690		6,398
95	30	17,405	105,023	0	72,177	17,405	177,200	0	131,467	0	194,604		7,690	**$	11,676
(+)	The cash Values shown are equal to the Total account value, less any applicable withdrawal changes.
*	Payments of $7,690 will continue as lifetime payments
**	Payments of at least $11,676 will continue as lifetime payments

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The account value, cash value and Guaranteed benefits for a contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual contract years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

100

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED BENEFITS

Variable Deferred Annuity
Retirement Cornerstone - Series CP
®
$100,000 single contribution and no withdrawals
Male, issue age 65
Benefits:
“Greater of” death benefit
Guaranteed income benefit

								Protect		Guarantee

Age	Contract Year	Non-Guaranteed Benefit Account Value		Guaranteed Benefit Account Value		Cash Value (+)		“Greater of” Death Benefit		GIB Benefit Base		Next Year’s Annual withdrawal amount
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%		6%
65	0	41,600	41,600	62,400	62,400	96,000	96,000	60,000	60,000	60,000	60,000		0		0
66	1	40,506	43,002	59,754	63,489	92,260	98,490	62,400	63,479	62,400	62,400		2,496		2,496
67	2	39,441	44,451	57,128	64,581	88,569	101,032	64,896	64,896	64,896	64,896		2,596		2,596
68	3	38,403	45,949	54,519	65,665	85,923	104,614	67,492	67,492	67,492	67,492		2,700		2,700
69	4	37,393	47,498	51,926	66,739	83,319	108,237	70,192	70,192	70,192	70,192		2,808		2,808
70	5	36,410	49,098	49,345	67,801	80,755	111,899	72,999	72,999	72,999	72,999		2,920		2,920
71	6	35,452	50,753	46,774	68,848	78,226	115,601	75,919	75,919	75,919	75,919		3,037		3,037
72	7	34,520	52,463	44,212	69,878	75,731	119,341	78,956	78,956	78,956	78,956		3,158		3,158
73	8	33,612	54,231	41,655	70,888	73,267	123,119	82,114	82,114	82,114	82,114		3,285		3,285
74	9	32,728	56,059	39,101	71,874	70,829	126,933	85,399	85,399	85,399	85,399		3,416		3,416
75	10	31,867	57,948	36,548	72,834	68,416	130,782	88,815	88,815	88,815	88,815		3,553		3,553
80	15	27,891	68,393	23,709	77,112	51,600	145,505	108,057	108,057	108,057	108,057		4,322		4,322
85	20	24,382	80,720	10,500	80,118	34,881	160,838	131,467	131,467	131,467	131,467		5,259		5,259
90	25	21,336	95,270	0	81,942	21,336	177,212	0	131,467	0	159,950	*$	7,690		6,398
95	30	18,670	112,442	0	82,567	18,670	195,009	0	131,467	0	194,604		7,690	**$	11,676
(+)	The cash Values shown are equal to the Total account value, less any applicable withdrawal changes.
*	Payments of $7,690 will continue as lifetime payments
**	Payments of at least $11,676 will continue as lifetime payments

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The account value, cash value and Guaranteed benefits for a contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual contract years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

101

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED BENEFITS

Variable Deferred Annuity
Retirement Cornerstone
®
- Series C
$100,000 single contribution and no withdrawals
Male, issue age 65
Benefits:
“Greater of” death benefit
Guaranteed income benefit

								Protect		Guarantee

Age	Contract Year	Non-Guaranteed Benefit Account Value		Guaranteed Benefit Account Value		Cash Value (+)		“Greater of” Death Benefit		GIB Benefit Base		Next Year’s Annual withdrawal amount
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%	0%		6%
65	0	40,000	40,000	60,000	60,000	100,000	100,000	60,000	60,000	60,000	60,000		0		0
66	1	38,888	41,288	57,323	60,923	96,211	102,211	62,400	62,400	62,400	62,400		2,496		2,496
67	2	37,807	42,617	54,670	61,832	92,477	104,450	64,896	64,896	64,896	64,896		2,596		2,596
68	3	36,756	43,990	52,039	62,726	88,795	106,716	67,492	67,492	67,492	67,492		2,700		2,700
69	4	35,734	45,406	49,428	63,601	85,162	109,007	70,192	70,192	70,192	70,192		2,808		2,808
70	5	34,741	46,868	46,834	64,456	81,574	111,324	72,999	72,999	72,999	72,999		2,920		2,920
71	6	33,775	48,377	44,254	65,287	78,029	113,665	75,919	75,919	75,919	75,919		3,037		3,037
72	7	32,836	49,935	41,687	66,093	74,523	116,028	78,956	78,956	78,956	78,956		3,158		3,158
73	8	31,923	51,543	39,129	66,868	71,052	118,411	82,114	82,114	82,114	82,114		3,285		3,285
74	9	31,036	53,203	36,578	67,611	67,614	120,814	85,399	85,399	85,399	85,399		3,416		3,416
75	10	30,173	54,916	34,032	68,318	64,205	123,234	88,815	88,815	88,815	88,815		3,553		3,553
80	15	26,176	64,345	21,279	71,173	47,455	135,518	108,057	108,057	108,057	108,057		4,322		4,322
85	20	22,730	75,394	8,238	72,466	30,968	147,860	131,467	131,467	131,467	131,467		5,259		5,259
90	25	19,737	88,340	0	72,243	19,737	160,583	0	131,467	0	159,950	*$	7,690		6,398
95	30	17,138	103,508	0	70,438	17,138	173,946	0	131,467	0	194,604		7,690	**$	11,676
(+)	The cash Values shown are equal to the Total account value, less any applicable withdrawal changes.
*	Payments of $7,690 will continue as lifetime payments
**	Payments of at least $11,676 will continue as lifetime payments

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The account value, cash value and Guaranteed benefits for a contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual contract years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

102

Appendix: State contract availability and/or variations of certain features and benefits

Certain information is provided for historical purpose only. The contracts are no longer available to new purchasers.

The following information is a summary of the states where the Retirement Cornerstone
®
Series contracts or certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract’s features and benefits as previously described in this Prospectus. Certain features and/or benefits may have been approved in your state after your contract was issued and cannot be added. Please contact your financial professional for more information about availability in your state.

States where certain Retirement Cornerstone
®
Series contracts’ features and/or benefits are not available or vary:

State	Features and benefits	Availability or variation

California	See “Your right to cancel within a certain number of days” in “Purchasing the Contract”
If you reside in the state of California and you are age 60 and older at the time the contract is issued, you may return your Retirement Cornerstone
®
Series contract within 30 days from the date that you receive it and receive a refund as described below. This is also referred to as the “free look” period.

If you allocate your entire initial contribution to the EQ/Money Market variable investment option (and/or guaranteed interest option, if available), the amount of your refund will be equal to your contribution, unless you make a transfer, in which case the amount of your refund will be equal to your account value on the date we receive your request to cancel at our processing office. This amount could be less than your initial contribution. If you allocate any portion of your initial contribution to the variable investment options (other than the EQ/Money Market variable investment option), your refund will be equal to your account value on the date we receive your request to cancel at our processing office.

“Return of contribution” free look treatment available through certain selling brokers-dealers

Certain selling broker-dealers offer an allocation method designed to preserve your right to a return of your contributions during the free look period. At the time of application, you will instruct your financial professional as to how your initial contribution and any subsequent contributions should be treated for the purpose of maintaining your free look right under the contract. Please consult your financial professional to learn more about the availability of “return of contribution” free look treatment.

If you choose “return of contribution” free look treatment of your contract, we will allocate your entire contribution and any subsequent contributions made during the 40 day period following the Contract Date, to the EQ/Money Market investment option. In the event you choose to exercise your free look right under the contract, you will receive a refund equal to your contributions.

If you choose the “return of contribution” free look treatment and your contract is still in effect on the 40th day (or next Business Day) following the Contract Date, we will automatically reallocate your account value to the invest ment options chosen on your application.

103

State	Features and benefits	Availability or variation
California (continued)		Any transfers made prior to the expiration of the 30 day free look will terminate your right to “return of contribution” treatment in the event you choose to exercise your free look right under the contract. Any transfer made prior to the 40th day following the Contract Date will cancel the automatic reallocation on the 40th day (or next Business Day) following the Contract Date described above. If you do not want the Company to perform this scheduled one time reallocation, you must call one of our customer service representatives at 1 (800) 789-7771 before the 40th day following the Contract Date to cancel.
Connecticut	See “Credits” in “Purchasing the Contract” (For Series CP ® contracts only)	Credits applied to contributions made within one year of death of the owner (or older joint owner, if applicable) will not be recovered. However, any applicable contract withdrawal charges will continue to apply to those contributions.

	See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information”	If you elect the GIB, you may not change ownership or assign the GIB or the contract to an institution (such as business trusts, corporations, joint stock associations, part nerships, limited liability companies and other legal entities).
Florida	See “How you can purchase and contribute to your con tract” in “Purchasing the Contract” and “Appendix Rules regarding contributions to your contract”	In the third paragraph of this section, item (ii) regarding the $2,500,000 limitation on contributions is deleted. The remainder of this section is unchanged.

	See “Credits” in “Purchasing the Contract” (For Series CP ® contracts only)	The following information replaces the second bullet of the final set of bullets in this section:

•   You may annuitize your contract after twelve months, however, if you elect to receive annuity payments within five years of the contract date, we will recover the credit that applies to any contribution made in that five years. If you start receiving annuity payments after five years from the contract date and within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years.

	See “Your right to cancel within a certain number of days” in “Purchasing the Contract”	If you reside in the state of Florida, you may cancel your variable annuity contract and return it to us within 21 days from the date that you receive it. You will receive an unconditional refund equal to the greater of the cash surrender value provided in the annuity contract, plus any fees or charges deducted from the contributions or imposed under the contract, or a refund of all contributions paid.

	See “Selecting an annuity payout option” under “Your annuity payout options” in “Accessing your money”	The following sentence replaces the first sentence of the second paragraph in this section:

You can choose the date annuity payments begin but it may not be earlier than twelve months from the Retirement Cornerstone ® Series contract date.

	See “Withdrawal charge” in “Charges and expenses”	If you are age 65 or older at the time your contract is issued, the applicable withdrawal charge will not exceed 10% of the amount withdrawn. In addition, no charge will apply after the end of the 10th contract year or 10 years after a contribution is made, whichever is later.

104

State	Features and benefits	Availability or variation
Idaho	See “Your right to cancel within a certain number of days” in “Purchasing the Contract”	If you reside in the state of Idaho, you may return your Retirement Cornerstone ® Series contract within 20 days from the date that you receive it and receive a refund of your initial contribution.
Illinois	See “Credits” in “Purchasing the Contract” (For Series CP ® contracts only)	The following information replaces the second bullet of the final set of bullets in this section:

•   You may annuitize your contract after twelve months, however, if you elect to receive annuity payments within five years of the contract date, we will recover the credit that applies to any contribution made in the first five years. If you start receiving annuity payments after five years from the contract date and within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years.

	See “Selecting an annuity payout option” under “Your annuity payout options” in “Accessing your money”	The following sentence replaces the first sentence of the second paragraph in this section:

You can choose the date annuity payments begin but it may not be earlier than twelve months from your Retirement Cornerstone ® Series contract date.
Maryland	See “Free withdrawal amount” under “Withdrawal charge” in “Charges and expenses”	The 10% free withdrawal amount applies to full surrenders.
Massachusetts
See “Annual administrative charge” under “Charges that the Company deducts” in “Charges and expenses”
See “Disability, terminal illness or confinement to nursing home” under “Withdrawal charge” in “Charges and expenses”
The annual administrative charge will not be deducted from amounts allocated to the guaranteed interest option. This section is deleted in its entirety.

	See “Appendix Hypothetical illustrations”	The annuity purchase factors are applied on a unisex basis in determining the amount payable under a Guaranteed benefit.
Minnesota	See “Your right to cancel within a certain number of days” in “Purchasing the Contract”	If you reside in the state of Minnesota at the time the con tract is issued, you may return your Retirement Cornerstone
®
Series contract within 10 days from the date that you receive a refund equal to the sum of (a) the difference between the contributions made and the amounts allocated to any investment option and (b) the Total account value in any investment option on the date your Retirement Cornerstone
®
Series contract is received by our processing office or your financial professional. Such amount will be paid within 10 days after we receive notice of cancellation and the Retirement Cornerstone
®
Series contract.

	See “Free withdrawal amount” under “Withdrawal charge” in “Charges and expenses”	The 10% free withdrawal amount applies to full surrenders.

105

State	Features and benefits	Availability or variation
Mississippi	See under “Types of contracts” on the cover and throughout this Prospectus QP (defined contribution and defined benefit) contracts	Not available in all series.

	See “How you can purchase and contribute to your con tract” in “Purchasing the Contract” (Not applicable to Series C contracts)	Additional contributions can only be made within the first year after the contract issue date.
	See “Free withdrawal amount” under “Withdrawal charge” in “Charges and expenses”	The 10% free withdrawal amount applies to full surrenders.
Montana	See “Appendix Hypothetical illustrations”	The annuity purchase factors are applied on a unisex basis in determining the amount payable under a Guaranteed benefit.
New York	Guaranteed interest option (For Series CP ® contracts only)	Not available

	Investment simplifier — Fixed-dollar option and Interest sweep option (For Series CP ® contracts only)	Not available

	Roll-up to age 85 benefit base	Not available

	“Greater of” death benefit benefit base	Not available

	“Greater of” death benefit	The “Greater of” death benefit is not available. The only optional Guaranteed minimum death benefits available in New York are the Annual Ratchet and the Return of Principal Guaranteed minimum death benefits.

	Annual Ratchet to age 95 benefit base	All references to this feature are replaced with Annual Ratchet to age 90 benefit base.

	Roll-up to age 95 benefit base (“GIB Roll-up benefit base”)	All references to this feature are replaced with GIB Roll-up to age 90 benefit base. If you elect the GIB, your GIB Roll-up to age 90 benefit base stops rolling up on the contract date anniversary following the owner’s (or older joint owner’s, if applicable) 90th birthday.

	GIB benefit base	The GIB benefit base is equal to the greater of the GIB Roll-up to age 90 benefit base and the Annual Ratchet to age 90 benefit base.

	“Indication of Intent” (For Series CP ® contracts only)	The “Indication of Intent” approach to first year contributions in connection with the contribution crediting rate is not available.

	Issue age if GIB is elected	For Series B, Series L and Series C contracts: Issue age: 45-75

For Series CP ® contracts: Issue age: 45-70

	See “Guaranteed minimum death benefit charge” in “Fee table” and “Annual Ratchet death benefit” under “Charges that the Company deducts” in “Charges and expenses”	The charge for the Annual Ratchet death benefit is 0.35% and cannot be increased.

106

State	Features and benefits	Availability or variation

New York (continued)	See “Credits” in “Purchasing the Contract” (For Series CP ® contracts only)	If the owner (or older joint owner, if applicable) dies during the one-year period following our receipt of a contribution to which a credit was applied, we will recover all or a portion of the amount of such credit from the account value, based on the number of full months that elapse between the time we receive the contribution and the owner’s (or older joint owner’s, if applicable) death, as follows:

Number of Months	Percentage of Credit
0	100%
1	100%
2	99%
3	98%
4	97%
5	96%
6	95%
7	94%
8	93%
9	92%
10	91%
11	90%
12	89%

We will not recover the credit on subsequent contributions made within 3 years prior to annuitization.
See “Guaranteed minimum death benefit and Guaranteed income benefit base” in “Benefits available under the contract”	The GIB Roll-up to age 90 benefit base: There are caps on the GIB Roll-up to age 90 benefit base, which are percentages of the total contributions.

Issue ages	Cap Amount
55+	no cap on benefit base
50-54	350% cap on benefit base
45-49	200% cap on benefit base

The cap is determined by the age of the owner at issue. If the contract is issued at age 55 or greater, there is no cap. If the contract is issued at ages younger than age 55, the cap percentage is set at issue and does not change for the life of the contract, unless there is a reset at age 55 or greater. If there is a reset at age 55 or greater, there is no cap, regardless of the age of the owner at issue. The caps for the GIB Roll-up to age 90 benefit base are: 200% for ages 45-49 and 350% for ages 50-54. Should there be a reset prior to age 55, the GIB Roll-up to age 90 benefit base amount will be capped at the cap percentage at issue times the Guaranteed benefit account value at time of reset, plus all contributions and transfers made to the Guaranteed benefit account value after the reset. Neither a reset nor withdrawals will lower the cap amount. The Annual Ratchet to age 90 benefit base does not have a cap.

107

State	Features and benefits	Availability or variation
New York (continued)	See “GIB Roll-up benefit base and Roll-up to age 85 benefit base reset” under “Guaranteed minimum death benefit and Guaranteed income benefit base” in “Benefits available under the contract”
Your Roll-up benefit base(s) will automatically reset to equal the Guaranteed benefit account value, if higher, every three contract years from your contract issue date, up to the contract date anniversary following:

•   your 85th birthday (for the Annual Ratchet to age 85 benefit base), or

•   your 90th birthday (for the GIB Roll-up to age 90 benefit base).

See “How withdrawals affect your Guaranteed benefits” and “Guaranteed income benefit” in “Benefits available under the contract”
Effect of withdrawals on your GIB benefit base

The effect of withdrawals on the GIB Roll-up to age 90 benefit base and the Annual Ratchet to age 90 benefit base is on a pro rata basis during the first contract year.

Beginning in the second contract year, withdrawals up to the Annual withdrawal amount will not reduce the GIB Roll-up to age 90 benefit base. Beginning in the second contract year, the effect of withdrawals on the Annual Ratchet to age 90 benefit base will be on a dollar-for-dollar basis up to the Annual withdrawal amount in each contract year. The portion of any withdrawal that causes the sum of all withdrawals in a contract year to exceed the Annual withdrawal amount and any other withdrawals in that same contract year will reduce the GIB benefit base on a pro rata basis.

Beginning in the first contract year, for withdrawals taken from your Guaranteed benefit account value through the Automatic Required Minimum Distribution “RMD” service, the GIB Roll-up to age 90 benefit base and Annual Ratchet to age 90 benefit base will be reduced on a dollar-for-dollar basis.

Effect of withdrawals on your Annual Ratchet to age 85 benefit base (if elected with GIB)

If you elect the GIB with the Annual Ratchet death benefit, withdrawals will reduce the Annual Ratchet to age 85 benefit base on a pro rata basis during the first contract year.

Beginning in the second contract year, withdrawals will reduce the Annual Ratchet to age 85 benefit base on a dollar-for-dollar basis up to the Annual withdrawal amount in each contract year. The portion of any withdrawal that causes the sum of all withdrawals in a contract year to exceed the Annual withdrawal amount and any other with drawals in that same contract year will reduce the Annual Ratchet to age 85 benefit base on a pro rata basis.

Beginning in the first contract year, for withdrawals taken from the Guaranteed benefit account value through the Automatic RMD service, the Annual Ratchet to age 85 benefit base will be reduced on a dollar-for-dollar basis.

108

State	Features and benefits	Availability or variation
New York (continued)
Effect of withdrawals on your Annual Ratchet to age 85 benefit base (if elected without the GIB)

If you elect the Annual Ratchet death benefit without the GIB, withdrawals (including any applicable withdrawal charges) will always reduce the Annual Ratchet to age 85 benefit base on a pro rata basis.

	See “75 Day rate lock-in” under “Guaranteed income benefit” in “Benefits available under the contract”	If your initial contribution is received within 90 days of the date you sign your application, your initial Annual Roll-up rate will be the greater of the rate in effect on the date of the application or the rate in effect on the date your con tract is issued. If we do not receive your initial contribution within 90 days of the date you sign your application, your initial Annual Roll-up rate will be the rate in effect on the date we issue your contract.

	See “Lifetime GIB payments” under “Guaranteed income benefit” in “Benefits available under the contract”	The GIB guarantees annual lifetime payments (‘‘Lifetime GIB payments’’), which will begin at the earliest of:
(i) the contract date anniversary following the date your Guaranteed benefit account value falls to zero (except as the result of an Excess withdrawal);

(ii) the contract date anniversary following your 90th birthday; and

(iii) your contract’s maturity date.

Your Lifetime GIB payments are calculated by applying a percentage to your GIB benefit base. If your Guaranteed benefit account value is zero, we will use your GIB benefit base as of the day your account value was reduced to zero. The percentage is based on your age (or for Joint life contracts, the age of the younger spouse), as follows:

Age	Single Life	Joint Life
Up to 85	4%	3.25%
86-90	5%	4%

See “The amount applied to purchase an annuity payout option” under “Your annuity payout option” in “Accessing your money”(Applicable under Series CP ® contracts only)	The amount applied to the annuity benefit is the greater of the cash value or 95% of what the account value would be if no withdrawal charge applied.

See “Selecting an annuity payout option” under “Your annuity payout option” in “Accessing your money” (For Series CP ® contracts only)	The earliest date annuity payments may begin is 13 months from the issue date.

See “Annuity maturity date” under “Your annuity payout option” in “Accessing your money”	Your contract has a maturity date by which you must either take a lump sum withdrawal or select an annuity payout option.

109

State	Features and benefits	Availability or variation
New York (continued)		For Series B, Series L and Series C contracts:
The maturity date is the contract date anniversary that follows the annuitant’s birthday, as follows:

Issue Age	Maximum Annuitization age
0-80	90
81	91
82	92
83	93
84	94
85	95

For Series CP ® contracts:

The maturity date is the contract date anniversary that follows the annuitant’s 90th birthday.

	See “Charges and expenses”	Deductions of charges from the guaranteed interest option are not permitted.

	See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information”	Collateral assignments are not limited to the period prior to the first contract date anniversary. You may assign all or a portion of the value of your NQ contract at any time, pursuant to the terms described in this Prospectus.
Oregon (Applicable under Series B, Series L and Series CP ® contracts only)	QP contracts	Not Available
	Automatic investment program	Not Available
	See “We require that the following types of communications be on specific forms we provide for that purpose:” in ”The Company”	The following is added: (18) requests for required minimum distributions, other than pursuant to our automatic RMD service.

	See “How you can purchase and contribute to your con tract” in “Purchasing the Contract” and “Appendix Rules regarding contributions to your contract”	Additional contributions are limited to the first year after the contract issue date only. Additional contributions are not permitted to Series B or Series L Inherited IRA contracts, even from properly titled sources.

	See “Credits” in “Purchasing the Contract” (For Series CP ® contracts only)	The last sentence of the first paragraph is deleted. A credit will be applied in connection with a partial conversion of a Traditional IRA contract to a Roth IRA contract.
	See “Lifetime required minimum distribution withdrawals” under “Withdrawing your account value” in “Accessing your money”	The following replaces the last paragraph: We generally will not impose a withdrawal charge on minimum distribution withdrawals even if you are not enrolled in our automatic RMD service, except if, when added to a lump sum withdrawal previously taken in the same contract year, the minimum distribution withdrawals exceed the free withdrawal amount. In order to avoid a withdrawal charge in connection with minimum distribution withdrawals outside of our automatic RMD service, you must notify us using our withdrawal request form. Such minimum distribution withdrawals must be based solely on your contract’s Total account value.

See “Selecting an annuity payout option” under “Your annuity payout options” in “Accessing your money”	You can choose the date annuity payments begin, but it may not be earlier than seven years from the Series B contract issue date, four years from the Series L contract issue date, or nine years from the Series CP
®
contract issue date.

110

State	Features and benefits	Availability or variation

Oregon (continued)		If the payout annuity benefit is based on the age or sex of the owner and/or annuitant, and that information is later found not to be correct, we will adjust the payout annuity benefit on the basis of the correct age or sex. We will adjust the number or amount of payout annuity benefit payments, or any amount of the payout annuity benefit payments, or any amount used to provide the payout annuity benefit, or any combination of these approaches. If we have overpaid you, we will charge that overpayment against future payments, while if we have underpaid you, we will add additional amounts to future payments. Our liability will be limited to the correct information and the actual amounts used to provide the benefits.

	See “Disability, terminal illness, or confinement to nursing home” under “Withdrawal charge” in “Charges and expenses”	Items (i) and (iii) under this section are deleted in their entirety.

See “Misstatement of age” in “More information”
The following replaces the first paragraph:

If the age of any person upon whose life an optional Guaranteed minimum death benefit depends has been misstated, any benefits will be those which would have been purchased at the correct age. Therefore, if an optional Guaranteed minimum death benefit rider was elected by such person, the optional Guaranteed minimum death benefit rider will be adjusted based on the correct age.

	See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information”	Collateral assignments are not limited to the period prior to the first contract date anniversary. You may assign all or a portion of the value of your NQ contract at any time, pursuant to the terms described in this Prospectus.
Puerto Rico	IRA and Roth IRA	Available for direct rollovers from U.S. source 401(a) plans and direct transfers from the same type of U.S. source IRAs.

	QP (Defined Benefit) contracts (For Series B, Series CP ® and Series L contracts only)	Not Available.

	See “Purchase considerations for a charitable remainder trust” under “Owner and annuitant requirements” in “Purchasing the Contract”	We do not offer Retirement Cornerstone ® Series contracts to charitable remainder trusts in Puerto Rico.

	See “How you can contribute to your contract” in “Purchasing the Contract” and “Appendix Rules regarding contributions to your contract” (For Series B, Series CP ® and Series L contracts only)	Specific requirements for purchasing QP contracts in Puerto Rico are outlined below in “Purchase considerations for QP (Defined Contribution) contracts in Puerto Rico”.
	See “Guaranteed income benefit” in “Benefits available under the contract” (For Series B, Series CP ® and Series L contracts only)	Restrictions for the GIB on a Puerto Rico QPDC contract are described below, under “Purchase considerations for QP (Defined Contribution) contracts in Puerto Rico”, and in your contract.

	See “Lifetime required minimum distribution withdrawals” under “Withdrawing your account value” in “Accessing your money” (For Series B, Series CP ® and Series L contracts only)	This option is not available with QPDC contracts.

111

State	Features and benefits	Availability or variation

Puerto Rico (continued)	See “Transfers of ownership, collateral assignments, loans and borrowing” in “More information” (For Series B, Series CP ® and Series L contracts only)	Transfers of ownership of QP contracts are governed by Puerto Rico law. Please consult your tax, legal or plan advisor if you intend to transfer ownership of your contract.

“Purchase considerations for QP (Defined Contribution) contracts in Puerto Rico”—this section replaces “Appendix Purchase considerations for QP contracts” in this Prospectus. (For Series B, Series CP
®
and Series L contracts only)
Purchase considerations for QP (Defined Contribution) contracts in Puerto Rico:
Trustees who are considering the purchase of a Retirement Cornerstone
®
Series QP contract in Puerto Rico should discuss with their tax, legal and plan advisors whether this is an appropriate investment vehicle for the employer’s plan. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, the Guaranteed income benefit, and the payment of death benefits in accordance with the requirements of Puerto Rico income tax rules. The QP contract and this Prospectus should be reviewed in full, and the following factors, among others, should be noted.

Limits on Contract Ownership:

•   The QP contract is offered only as a funding vehicle to qualified plan trusts of single participant defined contribution plans that are tax-qualified under Puerto Rico law, not United States law. The contract is not available to US qualified plans or to defined benefit plans qualifying under Puerto Rico law.

• The QP contract owner is the qualified plan trust. The annuitant under the contract is the self-employed Puerto Rico resident, who is the sole plan participant.

•   This product should not be purchased if the self-employed individual anticipates having additional employees become eligible for the plan. We will not allow additional contracts to be issued for participants other than the original business owner.

•   If the business that sponsors the plan adds another employee, no further contributions may be made to the contract. If the employer moves the funds to another funding vehicle that can accommodate more than one employee, this move could result in withdrawal charges, if applicable, and the loss of guaranteed benefits in the contract.

Limits on Contributions:
• All contributions must be direct transfers from other investments within an existing qualified plan trust.

• Employer payroll contributions are not accepted.

• Only one additional transfer contribution may be made per contract year.

• Checks written on accounts held in the name of the employer instead of the plan or the trustee will not be accepted.

112

State	Features and benefits	Availability or variation
Puerto Rico (continued)		• As mentioned above, if a new employee becomes eligible for the plan, the trustee will not be permitted to make any further contributions to the contract established for the original business owner.

Limits on Payments:
• Loans are not available under the contract.

• All payments are made to the plan trust as owner, even though the plan participant/annuitant is the ultimate recipient of the benefit payment.

• The Company does no tax reporting or withholding of any kind. The plan administrator or trustee will be solely responsible for performing or providing for all such services.

•   The Company does not offer contracts that qualify as IRAs under Puerto Rico law. The plan trust will exercise the GIB and must continue to hold the supplementary contract for the duration of the GIB payments.

Plan Termination:

•   If the plan participant terminates the business, and as a result wishes to terminate the plan, the trust would have to be kept in existence to receive payments. This could create expenses for the plan.

•   If the plan participant terminates the plan and the trust is dissolved, or if the plan trustee (which may or may not be the same as the plan participant) is unwilling to accept payment to the plan trust for any reason, the Company would have to change the contract from a Puerto Rico QP to NQ in order to make payments to the individual as the new owner. Depending on when this occurs, it could be a taxable distribution from the plan, with a potential tax of the entire account value of the contract. Puerto Rico income tax withholding and reporting by the plan trustee could apply to the distribution transaction.

•   If the plan trust is receiving GIB payments and the trust is subsequently terminated, transforming the contract into an individually owned NQ contract, the trustee would be responsible for the applicable Puerto Rico income tax withholding and reporting on the present value of the remaining annuity payment stream.

• The Company is a U.S. insurance company, therefore distributions under the NQ contract could be subject to United States taxation and withholding on a “taxable amount not determined” basis.

113

State	Features and benefits	Availability or variation
Puerto Rico (continued)	Tax information — special rules for NQ contracts
Income from NQ contracts we issue is U.S. source. A Puerto Rico resident is subject to U.S. taxation on such U.S. source income. Only Puerto Rico source income of Puerto Rico residents is excludable from U.S. taxation. Income from NQ contracts is also subject to Puerto Rico tax. The calculation of the taxable portion of amounts distributed from a con- tract may differ in the two jurisdictions. Therefore, you might have to file both U.S. and Puerto Rico tax returns, showing different amounts of income from the contract for each tax return. Puerto Rico generally provides a credit against Puerto Rico tax for U.S. tax paid. Depending on your personal situation and the timing of the different tax liabilities, you may not be able to take full advantage of this credit.

We require owners or beneficiaries of annuity contracts in Puerto Rico which are not individuals to document their status to avoid 30% FATCA withholding from U.S.-source income.

Rhode Island	See “Your right to cancel within a certain number of days” in “Purchasing the Contract”	If you reside in the state of Rhode Island at the time the contract is issued, you may return your Retirement Corner stone
®
Series contract within 20 days from the date that you receive it and receive a refund of your contribution.
Texas	See “Annual administrative charge” in “Charges and expenses”	The annual administrative charge will not be deducted from amounts allocated to the Guaranteed interest option.

	See “How you can purchase and contribute to your contract” in “Purchasing the Contract”	The $2,500,000 limitation on the sum of all contributions under all our annuity accumulation contracts with the same owner or annuitant does not apply.

	See “Disability, terminal illness or confinement to nursing home” in “Charges and expenses” (For Retirement Cornerstone ® Series B, Series L, and Series CP ® only)	There is no 12 month waiting period following a contribution for the Six Month Life Expectancy Waiver. The withdrawal charge can be waived even if the condition begins within 12 months of the remittance of the contribution.
Washington	See “Guaranteed interest option” under “What are my investment options under the contract” in “Purchasing the Contract”	The guaranteed interest option is not available. All references to the guaranteed interest option throughout this Prospectus should be disregarded.

	See “Investment simplifier” under “Dollar cost averaging” in “Benefits available under the contract”	Investment simplifier — Fixed dollar option and Interest sweep option are not available.

	See “Guaranteed minimum death benefits” under “Death benefit” in “Benefits available under the contract”	The “Greater of” death benefit is not available. The only optional Guaranteed minimum death benefits available in Washington are the Annual Ratchet to age 85 and the Return of Principal Guaranteed minimum death benefits.

	See “Guaranteed benefit charges” under “Charges and expenses”	The charge for the Annual Ratchet death benefit is 0.35%.

114

State	Features and benefits	Availability or variation
Washington (continued)	See “How withdrawals affect your Guaranteed benefits” in “Benefits available under the contract”
Effect of withdrawals on your GIB benefit base

The effect of withdrawals on both the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base is on a pro rata basis during the first contract year. Beginning in the second contract year, the effect of withdrawals on the Annual Ratchet to age 95 benefit base will be on a dollar- for-dollar basis up to the Annual withdrawal amount in each contract year. The portion of any withdrawal that causes the sum of all withdrawals in a contract year to exceed the Annual withdrawal amount and any other withdrawals in that same contract year will reduce the Annual Ratchet to age 95 benefit base on a pro rata basis.

Beginning in the first contract year, for withdrawals taken from your Guaranteed benefit account value through the automatic Required Minimum Distribution “RMD” withdrawal program, the GIB Roll-up benefit base and Annual Ratchet to age 95 benefit base will be reduced on a dollar- for-dollar basis.
Effect of withdrawals on your Annual Ratchet to age 85 benefit base (if elected with GIB)

If you elect the GIB with the Annual Ratchet death benefit, withdrawals will reduce the Annual Ratchet to age 85 benefit base on a pro rata basis during the first contract year. Beginning in the second contract year, withdrawals will reduce the Annual Ratchet to age 85 benefit base on a dollar-for-dollar basis up to the Annual withdrawal amount in each contract year. The portion of any withdrawal that causes the sum of all withdrawals in a contract year to exceed the Annual withdrawal amount and any other withdrawals in that same contract year will reduce the Annual Ratchet to age 85 benefit base on a pro rata basis.

Beginning in the first contract year, for withdrawals taken from the Guaranteed benefit account value through the automatic Required Minimum Distribution withdrawal pro- gram, the Annual Ratchet to age 85 benefit base will be reduced on a dollar-for-dollar basis.

Effect of withdrawals on your Annual Ratchet to age 85 benefit base (if elected without the GIB)

If you elect the Annual Ratchet death benefit without the GIB, withdrawals (including any applicable withdrawal charges) will always reduce the Annual Ratchet to age 85 benefit base on a pro rata basis.

	See “Free withdrawal amount” under “Withdrawal charge” in “Charges and expenses”	The 10% free withdrawal amount applies to full surrenders.

	See “Disability, terminal illness, or confinement to nursing home” in “Charges and expenses”	The owner (or older joint owner, if applicable) has qualified to receive Social Security disability benefits as certified by the Social Security Administration or a statement from an independent U.S. licensed physician stating that the owner (or older joint owner, if applicable) meets the definition of total disability for at least 6 continuous months prior to the notice of claim. Such disability must be re-certified every 12 months.

115

Appendix: Examples of how withdrawals affect your Guaranteed benefit bases

Example #1

This example assumes the Annual Ratchet to age 95 benefit base is greater than
the GIB
Roll-up
benefit base and the Guaranteed benefit account value is
less than
the GIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Guaranteed benefit variable investment options, with no additional contributions, no transfers, the Guaranteed income benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:

					Guaranteed Income Benefit			Guaranteed Minimum Death Benefit

End of Contract Year	Assumed Net Return	Guaranteed benefit account value	Withdrawal	Assumed Roll-up base	Annual Ratchet to age 95 benefit base	GIB Roll-up benefit base	GIB benefit base	Return of Principal death benefit base	Annual Ratchet to age 85 benefit base	Roll-up to age 85 benefit base	“Greater of” death benefit base
0		$100,000			$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000
1	3.0%	$103,000	$0	4.0%	$103,000	$104,000	$104,000	$100,000	$103,000	$104,000	$104,000
2	4.0%	$107,120	$0	4.0%	$107,120	$108,160	$108,160	$100,000	$107,120	$108,160	$108,160
3	6.0%	$113,547	$0	4.0%	$113,547	$113,547	$113,547	$100,000	$113,547	$113,547	$113,547
4	6.0%	$120,360	$0	4.0%	$120,360	$118,089	$120,360	$100,000	$120,360	$118,089	$120,360
5	7.0%	$128,785	$0	4.0%	$128,785	$122,813	$128,785	$100,000	$128,785	$122,813	$128,785

Alternative #1: Client withdraws the Annual withdrawal amount, which equals $4,913

Year 6	(5.0)%	$122,346	$4,913	4.0%	$123,615	$122,813	$123,615	$95,985	$123,615	$122,813	$123,615

Year 7 Annual Withdrawal Amount:			$4,913

Alternative #2: Client withdraws $7,000, which is in excess of the Annual withdrawal amount

Year 6	(5.0)%	$122,346	$7,000	4.0%	$121,417	$120,717	$121,417	$94,279	$121,417	$120,717	$121,417

Year 7 Annual Withdrawal Amount:			$4,829

Contract Years 1-5:

At the end of contract years
1-5,
the Guaranteed benefit bases are as follows:

•	The Return of Principal death benefit base is equal to the initial contribution to the Guaranteed benefit variable investment options.

•	The
Annual Ratchet to age 85 and the Annual Ratchet to age 95 benefit bases
(the “Annual Ratchet benefit bases”) are equal to the greater of the Guaranteed benefit account value and the Annual Ratchet benefit bases as of the last contract date anniversary.

•	The
Roll-up
to age 85 and the GIB
Roll-up
benefit bases
(the
“Roll-up
benefit bases”) are equal to the
Roll-up
benefit bases as of the last contract date anniversary plus the Annual
Roll-up
amount (the
Roll-up
benefit bases as of the last contract date anniversary multiplied by the assumed Annual
Roll-up
rate). On the third contract date anniversary, the
Roll-up
benefit bases will equal the Guaranteed benefit account value, if higher than the prior
Roll-up
benefit bases as of the last contract date anniversary plus the Annual
Roll-up
rate.

•	The GIB benefit base is equal to the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base.

For both Alternatives below, the Annual withdrawal amount in contract year 6 equals $4,913 (the assumed Annual
Roll-up
rate (4%) x $122,813 (the GIB
Roll-up
benefit base)).

116

Alternative #1: Contract Year 6 (Client withdraws Annual withdrawal amount)

The pro rata calculation for the Return of Principal death benefit base and the Annual Ratchet benefit bases is as follows: Since the withdrawal amount of $4,913 equals 4.015% of the Guaranteed benefit account value ($4,913 divided by $122,346 = 4.015%), each benefit base would be reduced by 4.015%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

•	The Return of Principal death benefit base is reduced pro rata, as follows: $100,000 (benefit base as of the last contract date anniversary) - $4,015 (4.015% x $100,000) = $95,985.

•	The
Annual Ratchet to age 85 and the Annual Ratchet to age 95 benefit bases are reduced pro rata, as follows: $128,785 (Annual Ratchet benefit bases as of the last contract date anniversary) - $5,170 (4.015% x $128,785) = $123,615.

•	The
Roll-up
to age 85 and the GIB
Roll-up
benefit bases
are equal to $122,813, (the
Roll-up
benefit bases as of the last contract date anniversary). Since the full Annual withdrawal amount was taken, the
Roll-up
benefit bases neither decrease nor increase.

•	The GIB benefit base is equal to $123,615 (the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base).

As a result of the withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $4,913 [4% (the assumed Annual
Roll-up
rate) x $122,813 (the
Roll-up
benefit bases as of the sixth contract anniversary)].

Alternative #2: Contract Year 6 (Client takes an “Excess withdrawal”)

The pro rata calculation for the reduction in the Return of Principal death benefit base and the Annual Ratchet benefit bases is as follows: Since the withdrawal amount of $7,000 equals 5.721% of the Guaranteed benefit account value ($7,000 divided by $122,346 = 5.721%), each benefit base would be reduced by 5.721%.

The pro rata calculation for the reduction in the
Roll-up
benefit bases is as follows: $7,000 (the amount of the withdrawal) - $4,913 (the Annual withdrawal amount) = $2,087 (the “Excess withdrawal” amount). Since the amount of the Excess withdrawal equals 1.706% of the Guaranteed benefit account value ($2,087 divided by $122,346 = 1.706%), the
Roll-up
benefit bases would be reduced by 1.706%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

•	The Return of Principal death benefit base is reduced pro rata, as follows: $100,000 (benefit base as of the last contract date anniversary) - $5,721 (5.721% x $100,000) = $94,279.

•	The
Annual Ratchet to age 85 and the Annual Ratchet to age 95 benefit bases are reduced pro rata, as follows: $128,785 (Annual Ratchet benefit bases as of the last contract date anniversary) - $7,368 (5.721% x $128,785) = $121,417.

•	The
Roll-up
to age 85 and the GIB
Roll-up
benefit bases
are reduced pro rata, as follows: $122,813 (the
Roll-up
benefit bases as of the last contract date anniversary) - $2,095 (1.706% x $122,813) = $120,717.

•	The GIB benefit base is equal to $121,417 (the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base).

As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $4,829 [4% (the assumed Annual
Roll-up
rate) x $120,717 (the
Roll-up
benefit bases as of the sixth contract anniversary)].

117

Example #2

This example assumes the Annual Ratchet to age 95 benefit base is less than
the GIB
Roll-up
benefit base and the Guaranteed benefit account value is
less than
the GIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Guaranteed benefit variable investment options, with no additional contributions, no transfers, the Guaranteed income benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:

					Guaranteed Income Benefit			Guaranteed Minimum Death Benefit

End of Contract Year	Assumed Net Return	Guaranteed benefit account value	Withdrawal	Assumed Roll-up Rate	Annual Ratchet to age 95 benefit base	GIB Roll-up benefit base	GIB benefit base	Return of Principal death benefit base	Annual Ratchet to age 85 benefit base	Roll-up to age 85 benefit base	“Greater of” death benefit base
0		$100,000			$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000
1	3.0%	$103,000	$0	4.0%	$103,000	$104,000	$104,000	$100,000	$103,000	$104,000	$104,000
2	4.0%	$107,120	$0	4.0%	$107,120	$108,160	$108,160	$100,000	$107,120	$108,160	$108,160
3	6.0%	$113,547	$0	4.0%	$113,547	$113,547	$113,547	$100,000	$113,547	$113,547	$113,547
4	6.0%	$120,360	$0	4.0%	$120,360	$118,089	$120,360	$100,000	$120,360	$118,089	$120,360
5	(7.0)%	$111,935	$0	4.0%	$120,360	$122,813	$122,813	$100,000	$120,360	$122,813	$122,813

Alternative #1: Client withdraws the Annual withdrawal amount, which is $4,913

Year 6	5.0%	$117,532	$4,913	4.0%	$115,329	$122,813	$122,813	$95,820	$115,329	$122,813	$122,813

Year 7 Annual Withdrawal Amount:			$4,913

Alternative #2: Client withdraws $7,000, which is in excess of the Annual withdrawal amount

Year 6	5.0%	$117,532	$7,000	4.0%	$113,191	$120,631	$120,631	$94,044	$113,191	$120,631	$120,631

Year 7 Annual Withdrawal Amount:			$4,825

Contract Years
1-5:

At the end of contract years
1-5,
the Guaranteed benefit bases are as follows:

•	The Return of Principal death benefit base is equal to the initial contribution to the Guaranteed benefit variable investment options.

•	The
Annual Ratchet to age 85 and the Annual Ratchet to age 95 benefit bases
(the “Annual Ratchet benefit bases”) are equal to the greater of the Guaranteed benefit account value and the Annual Ratchet benefit bases as of the last contract date anniversary.

•	The
Roll-up
to age 85 and the GIB
Roll-up
benefit bases
(the
“Roll-up
benefit bases”) are equal to the
Roll-up
benefit bases as of the last contract date anniversary plus the Annual
Roll-up
amount (the
Roll-up
benefit bases as of the last contract date anniversary multiplied by the assumed Annual
Roll-up
rate). On the third contract date anniversary, the
Roll-up
benefit bases will equal the Guaranteed benefit account value, if higher than the prior
Roll-up
benefit bases as of the last contract date anniversary plus the Annual
Roll-up
amount.

•	The GIB benefit base is equal to the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base.

For both Alternatives below, the Annual withdrawal amount in contract year 6 equals $4,913 (the assumed Annual
Roll-up
rate (4%) x $122,813 (the GIB
Roll-up
benefit base)).

Alternative #1: Contract Year 6 (Client withdraws Annual withdrawal amount)

The pro rata calculation for the Return of Principal death benefit base and the Annual Ratchet benefit bases is as follows: Since the withdrawal amount of $4,913 equals 4.180% of the Guaranteed benefit account value ($4,913 divided by $117,532 = 4.180%), each benefit base would be reduced by 4.180%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

•	The Return of Principal death benefit base is reduced pro rata, as follows: $100,000 (benefit base as of the last contract date anniversary) - $4,180 (4.180% x $100,000) = $95,820.

118

•	The
Annual Ratchet to age 85 and the Annual Ratchet to age 95 benefit bases are reduced pro rata, as follows: $120,360 (Annual Ratchet benefit bases as of the last contract date anniversary) - $5,031 (4.180% x $120,360) = $115,329.

•	The
Roll-up
to age 85 and the GIB
Roll-up
benefit bases
are equal to $122,813, (the
Roll-up
benefit bases as of the last contract date anniversary). Since the full Annual withdrawal amount was taken, the
Roll-up
benefit bases neither decrease nor increase.

•	The GIB benefit base is equal to $122,813 (the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base).

As a result of the withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $4,913 [4% (the assumed Annual
Roll-up
rate) x $122,813 (the
Roll-up
benefit bases as of the sixth contract anniversary)].

Alternative #2: Contract Year 6 (Client takes an “Excess withdrawal”)

The pro rata calculation for the reduction in the Return of Principal death benefit base and the Annual Ratchet benefit bases is as follows: Since the withdrawal amount of $7,000 equals 5.956% of the Guaranteed benefit account value ($7,000 divided by $117,532 = 5.956%), each benefit base would be reduced by 5.956%.

The pro rata calculation for the reduction in the
Roll-up
benefit bases is as follows: $7,000 (the amount of the withdrawal) - $4,913 (the Annual withdrawal amount) = $2,087 (the “Excess withdrawal” amount). Since the amount of the Excess withdrawal equals 1.776% of the Guaranteed benefit account value ($2,087 divided by $117,532 = 1.776%), the
Roll-up
benefit bases would be reduced by 1.776%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

•	The Return of Principal death benefit base is reduced pro rata, as follows: $100,000 (benefit base as of the last contract date anniversary) - $5,956 (5.956% x $100,000) = $94,044.

•	The
Annual Ratchet to age 85 and the Annual Ratchet to age 95 benefit bases are reduced pro rata, as follows: $120,360 (Annual Ratchet benefit bases as of the last contract date anniversary) - $7,169 (5.956% x $120,360) = $113,191.

•	The
Roll-up
to age 85 and the GIB
Roll-up
benefit bases
are reduced pro rata, as follows: $122,813 (the
Roll-up
benefit bases as of the last contract date anniversary) - $2,182 (1.776% x $122,813) = $120,631.

•	The GIB benefit base is equal to $120,631 (the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base).

As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $4,825 [4% (the assumed Annual
Roll-up
rate) x $120,631 (the
Roll-up
benefit bases as of the sixth contract anniversary)].

119

Example #3

This example assumes the Annual Ratchet to age 95 benefit base is greater than
the GIB
Roll-up
benefit base and the Guaranteed benefit account value is
greater than
the GIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Guaranteed benefit variable investment options, with no additional contributions, no transfers, the Guaranteed income benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:

					Guaranteed Income Benefit			Guaranteed Minimum Death Benefit

End of Contract Year	Assumed Net Return	Guaranteed benefit account value	Withdrawal	Assumed Roll-up Rate	Annual Ratchet to age 95 benefit base	GIB Roll-up benefit base	GIB benefit base	Return of Principal death benefit base	Annual Ratchet to age 85 benefit base	Roll-up to age 85 benefit base	“Greater of” death benefit base
0		$100,000			$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000
1	3.0%	$103,000	$0	4.0%	$103,000	$104,000	$104,000	$100,000	$103,000	$104,000	$104,000
2	4.0%	$107,120	$0	4.0%	$107,120	$108,160	$108,160	$100,000	$107,120	$108,160	$108,160
3	6.0%	$113,547	$0	4.0%	$113,547	$113,547	$113,547	$100,000	$113,547	$113,547	$113,547
4	6.0%	$120,360	$0	4.0%	$120,360	$118,089	$120,360	$100,000	$120,360	$118,089	$120,360
5	7.0%	$128,785	$0	4.0%	$128,785	$122,813	$128,785	$100,000	$128,785	$122,813	$128,785

Alternative #1: Client withdraws Annual withdrawal amount, which equals $4,913

Year 6	5.0%	$135,224	$4,913	4.0%	$130,311	$130,311	$130,311	$96,367	$130,311	$130,311	$130,311

Year 7 Annual Withdrawal Amount:			$5,212

Alternative #2: Client withdraws an amount in excess of the annual withdrawal amount

Year 6	5.0%	$135,224	$7,000	4.0%	$128,224	$128,224	$128,224	$94,823	$128,224	$128,224	$128,224

Year 7 Annual Withdrawal Amount:			$5,129

Contract Years
1-5:

At the end of contract years
1-5,
the Guaranteed benefit bases are as follows:

•	The Return of Principal death benefit base is equal to the initial contribution to the Guaranteed benefit variable investment options.

•	The
Annual Ratchet to age 85 and the Annual Ratchet to age 95 benefit bases
(the “Annual Ratchet benefit bases”) are equal to the greater of the Guaranteed benefit account value and the Annual Ratchet benefit bases as of the last contract date anniversary.

•	The
Roll-up
to age 85 and the GIB
Roll-up
benefit bases
(the
“Roll-up
benefit bases”) are equal to the
Roll-up
benefit bases as of the last contract date anniversary plus the Annual
Roll-up
amount (the
Roll-up
benefit bases as of the last contract date anniversary multiplied by the assumed Annual
Roll-up
rate). On the third contract date anniversary, the
Roll-up
benefit bases will equal the Guaranteed benefit account value, if higher than the prior
Roll-up
benefit bases as of the last contract date anniversary plus the assumed Annual
Roll-up
amount.

•	The GIB benefit base is equal to the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base.

For both Alternatives below, the Annual withdrawal amount in contract year 6 equals $4,913 (the assumed Annual
Roll-up
rate (4%) x $122,813 (the GIB
Roll-up
benefit base)).

Alternative #1: Contract Year 6 (Client withdraws Annual withdrawal amount)

The pro rata calculation for the Return of Principal death benefit base and the Annual Ratchet benefit bases is as follows: Since the withdrawal amount of $4,913 equals 3.633% of the Guaranteed benefit account value ($4,913 divided by $135,224 = 3.633%), each benefit base would be reduced by 3.633%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

•	The Return of Principal death benefit base is reduced pro rata, as follows: $100,000 (benefit base as of the last contract date anniversary) - $3,633 (3.633% x $100,000) = $96,367.

120

•	The
Annual Ratchet to age 85 and the Annual Ratchet to age 95 benefit bases are reduced pro rata, as follows: $128,785 (Annual Ratchet benefit bases as of the last contract date anniversary) - $4,679 (3.633% x $128,785) = $124,106. The Annual Ratchet benefit bases are equal to the greater of the Guaranteed Benefit account value after withdrawal ($130,311 = $135,224 - $4,913) and the Annual Ratchet benefit bases ($124,106) as of the last contract date anniversary. Hence, the Annual Ratchet benefit bases are $130,311.

•	The
Roll-up
to age 85 and the GIB
Roll-up
benefit bases
are equal to the Guaranteed benefit account value after withdrawal ($130,311) as it is higher than the prior
Roll-up
benefit bases as of the last contract date anniversary plus the assumed Annual
Roll-up
amount ($122,813) on the sixth contract date anniversary.

•	The GIB benefit base is equal to $130,311 (equal to the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base).

As a result of the withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $5,212 [4% (the assumed Annual
Roll-up
rate) x $130,311 (the
Roll-up
benefit bases as of the sixth contract anniversary)].

Alternative #2: Contract Year 6 (Client takes an “Excess withdrawal”)

The pro rata calculation for the reduction in the Return of Principal death benefit base and the Annual Ratchet benefit bases is as follows: Since the withdrawal amount of $7,000 equals 5.177% of the Guaranteed benefit account value ($7,000 divided by $135,224 = 5.177%), each benefit base would be reduced by 5.177%.

The pro rata calculation for the reduction in the
Roll-up
benefit bases is as follows: $7,000 (the amount of the withdrawal) - $4,913 (the Annual withdrawal amount) = $2,087 (the “Excess withdrawal” amount). Since the amount of the Excess withdrawal equals 1.544% of the Guaranteed benefit account value ($2,087 divided by $135,224 = 1.544%), the
Roll-up
benefit bases would be reduced by 1.544%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

•	The Return of Principal death benefit base is reduced pro rata, as follows: $100,000 (benefit base as of the last contract date anniversary) - $5,177 (5.177% x $100,000) = $94,823.

•	The
Annual Ratchet to age 85 and the Annual Ratchet to age 95 benefit bases are reduced pro rata, as follows: $128,785 (Annual Ratchet benefit bases as of the last contract date anniversary) - $6,667 (5.177% x $128,785) = $122,118. The Annual Ratchet benefit bases are equal to the greater of the Guaranteed Benefit account value after withdrawal ($128,224 = $135,224 - $7,000) and the Annual Ratchet benefit bases ($122,118) as of the last contract date anniversary. Hence, the Annual Ratchet benefit bases are $128,224.

•	The
Roll-up
to age 85 and the GIB
Roll-up
benefit bases
are reduced pro rata, as follows: $122,813 (the
Roll-up
benefit bases as of the last contract date anniversary) - $1,897 (1.544% x $122,813) = $120,916. The
Roll-up
benefit bases are equal to the Guaranteed benefit account value after withdrawal ($128,224) as it is higher than the prior
Roll-up
benefit bases as of the last contract date anniversary plus the assumed Annual
Roll-up
amount ($120,916) on the sixth contract date anniversary.

•	The GIB benefit base is equal to $128,224 (equal to the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base).

As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $5,129 [4% (the assumed Annual
Roll-up
rate) x $128,224 (the
Roll-up
benefit bases as of the sixth contract anniversary)].

121

Example #4

This example assume the Annual Ratchet to age 95 benefit base is less than
the GIB
Roll-up
benefit base and the Guaranteed benefit account value is
greater than
the GIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Guaranteed benefit variable investment options, with no additional contributions, no transfers, the Guaranteed income benefit base for an owner age 60 would be calculated as follows:

					Guaranteed Income Benefit			Guaranteed Minimum Death Benefit

End of Contract Year	Assumed Net Return	Guaranteed benefit account value	Withdrawal Amount	Assumed Roll-up Rate	Annual Ratchet to age 95 benefit base	GIB Roll-up benefit base	GIB benefit base	Return of Principal death benefit base	Annual Ratchet to age 85 benefit base	Roll-up to age 85 benefit base	“Greater of” death benefit base
0		$100,000			$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000
1	3.0%	$103,000	$0	4.0%	$103,000	$104,000	$104,000	$100,000	$103,000	$104,000	$104,000
2	4.0%	$107,120	$0	4.0%	$107,120	$108,160	$108,160	$100,000	$107,120	$108,160	$108,160
3	6.0%	$113,547	$0	4.0%	$113,547	$113,547	$113,547	$100,000	$113,547	$113,547	$113,547
4	6.0%	$120,360	$0	4.0%	$120,360	$118,089	$120,360	$100,000	$120,360	$118,089	$120,360
5	(7.0)%	$111,935	$0	4.0%	$120,360	$122,813	$122,813	$100,000	$120,360	$122,813	$122,813

Alternative #1: Client withdraws Annual withdrawal amount, which equals $4,913

Year 6	10.0%	$123,128	$4,913	4.0%	$115,558	$122,813	$122,813	$96,010	$115,558	$122,813	$122,813

Year 7 Annual Withdrawal Amount:			$4,913

Alternative #2: Client withdraws $7,000, which is in excess of the Annual withdrawal amount

Year 6	10.0%	$123,128	$7,000	4.0%	$113,518	$120,731	$120,731	$94,315	$113,518	$120,731	$120,731

Year 7 Annual Withdrawal Amount:			$4,829

Contract Years
1-5:

At the end of contract years
1-5,
the Guaranteed benefit bases are as follows:

•	The Return of Principal death benefit base is equal to the initial contribution to the Guaranteed benefit variable investment options.

•	The
Annual Ratchet to age 85 and the Annual Ratchet to age 95 benefit bases
(the “Annual Ratchet benefit bases”) are equal to the greater of the Guaranteed benefit account value and the Annual Ratchet benefit bases as of the last contract date anniversary.

•	The
Roll-up
to age 85 and the GIB
Roll-up
benefit bases
(the
“Roll-up
benefit bases”) are equal to the
Roll-up
benefit bases as of the last contract date anniversary plus the Annual
Roll-up
amount (the
Roll-up
benefit bases as of the last contract date anniversary multiplied by the assumed Annual
Roll-up
rate). On the third contract date anniversary, the
Roll-up
benefit bases will equal the Guaranteed benefit account value, if higher than the prior
Roll-up
benefit bases as of the last contract date anniversary plus the Annual
Roll-up
amount.

•	The GIB benefit base is equal to the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base.

For both Alternatives below, the Annual withdrawal amount in contract Year 6 equals $4,913 (the assumed Annual
Roll-up
rate (4%) x $122,813 (the GIB
Roll-up
benefit base)).

Alternative #1: Contract Year 6 (Client withdraws Annual withdrawal amount)

The pro rata calculation for the Return of Principal death benefit base and the Annual Ratchet benefit bases is as follows: Since the withdrawal amount of $4,913 equals 3.990% of the Guaranteed benefit account value ($4,913 divided by $123,128 = 3.990%), each benefit base would be reduced by 3.990%.

At the end of Contract year 6, the Guaranteed benefit bases are as follows:

•	The Return of Principal death benefit base is reduced pro rata, as follows: $100,000 (benefit base as of the last contract date anniversary) - $3,990 (3.990% x $100,000) = $96,010.

122

•	The
Annual Ratchet to age 85 and the Annual Ratchet to age 95 benefit bases are reduced pro rata, as follows: $120,360 (Annual Ratchet benefit bases as of the last contract date anniversary) - $4,802 (3.990% x $120,360) = $115,558.

•	The
Roll-up
to age 85 and the GIB
Roll-up
benefit bases
are equal to $122,813, (the
Roll-up
benefit bases as of the last contract date anniversary). Since the full Annual withdrawal amount was taken, the
Roll-up
benefit bases neither decrease nor increase.

•	The GIB benefit base is equal to $122,813 (the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base).

•	The GIB benefit base is equal to $123,615 (the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base).

Alternative #2: Contract Year 6 (Client takes an “Excess withdrawal”)

The pro rata calculation for the reduction in the Return of Principal death benefit base and the Annual Ratchet benefit bases is as follows: Since the withdrawal amount of $7,000 equals 5.685% of the Guaranteed benefit account value ($7,000 divided by $123,128 = 5.685%), each benefit base would be reduced by 5.685%.

The pro rata calculation for the reduction in the
Roll-up
benefit bases is as follows: $7,000 (the amount of the withdrawal) - $4,913 (the Annual withdrawal amount) = $2,087 (the “Excess withdrawal” amount). Since the amount of the Excess withdrawal equals 1.695% of the Guaranteed benefit account value ($2,087 divided by $123,128 = 1.695%), the
Roll-up
benefit bases would be reduced by 1.695%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

•	The Return of Principal death benefit base is reduced pro rata, as follows: $100,000 (benefit base as of the last contract date anniversary) - $5,685 (5.685% x $100,000) = $94,315.

•	The
Annual Ratchet to age 85 and the Annual Ratchet to age 95 benefit bases are reduced pro rata, as follows: $128,785 (Annual Ratchet benefit bases as of the last contract date anniversary) - $6,842 (5.685% x $120,360) = $113,518.

•	The
Roll-up
to age 85 and the GIB
Roll-up
benefit bases
are reduced pro rata, as follows: $122,813 (the
Roll-up
benefit bases as of the last contract date anniversary) - $2,082 (1.695% x $122,813) = $120,731.

•	The GIB benefit base is equal to $120,731 (the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base).

As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $4,829 [4% (the assumed Annual
Roll-up
rate) x $120,731 (the
Roll-up
benefit bases as of the sixth contract anniversary)].

123

Example #5

This example assumes the Annual Ratchet to age 95 benefit base is greater than
the GIB
Roll-up
benefit base and the Guaranteed benefit account value is
less than
the GIB benefit base at the time of the first withdrawal. This example further assumes a subsequent contribution in contract year

4. Assuming $100,000 is invested in the Guaranteed benefit variable investment options, with one additional contribution, no transfers, the Guaranteed income benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:

						Guaranteed Income Benefit			Guaranteed Minimum Death Benefit

End of Contract Year	Assumed Net Return	Guaranteed benefit account value	Contribution	Withdrawal	Assumed Roll-up Rate	Annual Ratchet to age 95 benefit base	GIB Roll-up benefit base	GIB benefit base	Return of Principal death benefit base	Annual Ratchet to age 85 benefit base	Roll-up to age 85 benefit base	“Greater of” death benefit base
0		$100,000				$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000
1	3.0%	$103,000	$0	$0	4.0%	$103,000	$104,000	$104,000	$100,000	$103,000	$104,000	$104,000
2	4.0%	$107,120	$0	$0	4.0%	$107,120	$108,160	$108,160	$100,000	$107,120	$108,160	$108,160
3	6.0%	$113,547	$0	$0	4.0%	$113,547	$113,547	$113,547	$100,000	$113,547	$113,547	$113,547
4	6.0%	$130,960	$10,000	$0	4.0%	$130,960	$128,489	$130,960	$110,000	$130,960	$128,489	$130,960
5	7.0%	$140,127	$0	$0	4.0%	$140,127	$133,629	$140,127	$110,000	$140,127	$133,629	$140,127

Alternative #1: Client withdraws the Annual withdrawal amount, which is $4,945

Year 6	(5.0)%	$133,121		$5,345	4.0%	$134,501	$133,629	$134,501	$105,584	$134,501	$133,629	$134,501

Year 7 Annual Withdrawal Amount:				$5,345

Alternative #2: Client withdraws an amount in excess of the annual withdrawal amount

Year 6	(5.0)%	$133,121		$7,000	4.0%	$132,759	$131,968	$132,759	$104,216	$132,759	$131,968	$132,759

Year 7 Annual Withdrawal Amount:				$5,279

Contract Years
1-5:

At the end of contract years
1-5,
the Guaranteed benefit bases are as follows:

•	The Return of Principal death benefit base is equal to the initial contribution plus any subsequent contribution to the Guaranteed benefit variable investment options.

•	The
Annual Ratchet to age 85 and the Annual Ratchet to age 95 benefit bases
(the “Annual Ratchet benefit bases”) are equal to the greater of the Guaranteed benefit account value and the Annual Ratchet benefit bases as of the last contract date anniversary increased by any subsequent contribution made since the last contract date anniversary.

•	The
Roll-up
to age 85 and the GIB
Roll-up
benefit bases
(the
“Roll-up
benefit bases”) are equal to the
Roll-up
benefit bases as of the last contract date anniversary plus any subsequent contribution made since the last contract date anniversary plus the Annual
Roll-up
amount (the
Roll-up
benefit bases as of the last contract date anniversary multiplied by the assumed Annual
Roll-up
rate plus any prorated
roll-up
of a subsequent contribution). On the third contract date anniversary, the
Roll-up
benefit bases will equal the Guaranteed benefit account value, if higher than the prior
Roll-up
benefit bases as of the last contract date anniversary plus the Annual
Roll-up
amount.

•	The GIB benefit base is equal to the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base.

For both Alternatives below, the Annual withdrawal amount in contract year 6 equals $5,345 (the assumed Annual
Roll-up
rate (4%) x ($133,629 the GIB
Roll-up
benefit).

Alternative #1: Contract Year 6 (Client withdraws Annual withdrawal amount)

The pro rata calculation for the Return of Principal death benefit base and the Annual Ratchet benefit bases is as follows: Since the withdrawal amount of $5,345 equals 4.015% of the Guaranteed benefit account value ($5,345 divided by $133,121 = 4.015%), each benefit base would be reduced by 4.015%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

•	The Return of Principal death benefit base is reduced pro rata, as follows: $110,000 (benefit base as of the last contract date anniversary) - $4,416 (4.015% x $110,000) = $105,584.

124

•	The
Annual Ratchet to age 85 and the Annual Ratchet to age 95 benefit bases are reduced pro rata, as follows: $140,127 (Annual Ratchet benefit bases as of the last contract date anniversary) - $5,626 (4.015% x $140,127) = $134,501.

•	The
Roll-up
to age 85 and the GIB
Roll-up
benefit bases
are equal to the
Roll-up
benefit bases as of the last contract date anniversary plus the Annual
Roll-up
amount as follows: $133,629 (the
Roll-up
benefit bases as of the last contract date anniversary) + the Annual
Roll-up
amount [the assumed Annual
Roll-up
rate (4%) x $133,629 (the
Roll-up
benefit bases as of the last contract date anniversary)] - $5,345 (the Annual withdrawal amount) = $133,629.

•	The GIB benefit base is equal to $134,501 (the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base).

As a result of the withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $5,345 [4% (the assumed Annual
Roll-up
rate) x ($133,629 - $10,000) (the
Roll-up
benefit bases as of the sixth contract anniversary)].

Alternative #2: Contract Year 6 (Client takes an “Excess withdrawal”)

The pro rata calculation for the reduction in the Return of Principal death benefit base and the Annual Ratchet benefit bases is as follows: Since the withdrawal amount of $7,000 equals 5.258% of the Guaranteed benefit account value ($7,000 divided by $133,121 = 5.258%), each benefit base would be reduced by 5.258%.

The pro rata calculation for the reduction in the
Roll-up
benefit bases is as follows: $7,000 (the amount of the withdrawal) - $5,345 (the Annual withdrawal amount) = $1,655 (the “Excess withdrawal” amount). Since the amount of the Excess withdrawal equals 1.243% of the Guaranteed benefit account value ($1,655 divided by $133,121 = 1.243%), the
Roll-up
benefit bases would be reduced by 1.243%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

•	The Return of Principal death benefit base is reduced pro rata, as follows: $110,000 (benefit base as of the last contract date anniversary) - $5,784 (5.258% x $110,000) = $104,216.

•	The
Annual Ratchet to age 85 and the Annual ratchet to age 95 benefit bases are reduced pro rata, as follows: $140,127 (Annual Ratchet benefit bases as of the last contract date anniversary) - $7,368 (5.258% x $140,127) = $132,759.

•	The
Roll-up
to age 85 and the GIB
Roll-up
benefit bases
are reduced pro rata, as follows: $133,629 (the
Roll-up
benefit bases as of the last contract date anniversary) - $1,661 (1.243% x $133,629) = $131,968.

•	The GIB benefit base is equal to $132,759 (the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base).

As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $5,279 [4% (the assumed Annual
Roll-up
rate) x ($131,968) (the
Roll-up
benefit bases as of the sixth contract anniversary)].

125

Appendix: Contract variations

The contract described in this Prospectus is no longer sold. You should note that your contract’s options, features and charges may vary from what is described in this Prospectus depending on the approximate date on which you purchased your contract. The contract may have be available in your state past the approximate end date below. You may not change your contract or its features after issue. This Appendix reflects contract variations that differ from what is described in this Prospectus but may have been in effect at the time your contract was issued. If you purchased your contract during the “Approximate Time Period” below, the noted variation may apply to you.

In addition, options and/or features may vary among states in light of applicable regulations or state approvals. Any such state variations are generally not included here but instead included in Appendix “State contract availability and/or variations of certain features and benefits”. For more information about state variations applicable to you, as well as particular features, charges and options available under your contract based upon when you purchased it, please contact your financial professional and/or refer to your contract.

The variations below apply to contracts issued between December 2009 and February 2010.

Feature/Benefit	Variation
Guaranteed income benefit (GIB)	The fee for this benefit was 0.80% at issue. If the GIB Roll-up benefit base resets, we reserve the right to increase the charge up a maximum charge of 1.10%.

“Greater of” death benefit	The fee for this benefit was 0.80% at issue. If the Roll-up to age 85 benefit base resets, we reserve the right to increase the charge up a maximum charge of 0.95%.

How withdrawals affect your guaranteed benefits
Withdrawals affect your Roll-up benefit bases as follows:

•   A withdrawal from your Guaranteed benefit account value in the first five contract years will reduce your GIB Roll-up benefit base and Roll-up to age 85 benefit base on pro rata basis.

• Beginning in the sixth contract year, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GIB Roll-up benefit base.

•   Beginning in the sixth contract year and until age 86, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your Roll-up to age 85 benefit base.

• Beginning at age 86, withdrawals will reduce your Roll-up to age 85 benefit base on a dollar-for-dollar basis up to your Annual withdrawal amount.

•   A withdrawal in excess of your Annual withdrawal amount will always reduce your Roll-up benefit base(s) on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from the Guaranteed benefit account value to exceed the Annual withdrawal amount, that portion of the withdrawal that exceeds the Annual withdrawal amount and any subsequent withdrawals from the Guaranteed benefit account value in that contract year will reduce the Roll-up benefit bases on a pro rata basis.

Please remember that the GIB Roll-up benefit base is only one component of the GIB benefit base: the GIB benefit base is equal to the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base. Accordingly, withdrawals can affect your GIB benefit base, as follows:

•   A withdrawal from your Guaranteed benefit account value in the first five contract years will reduce your GIB benefit base on a pro rata basis. In other words, such a withdrawal reduces both your GIB Roll-up and Annual Ratchet to age 95 benefit bases on a pro rata basis.

•   Beginning in the sixth contract year, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GIB benefit base, provided your GIB Roll-up benefit base is greater than your Annual ratchet to age 95 benefit base at the time of the withdrawal. Withdrawals always reduce your Annual Ratchet to age 95 benefit base on a pro rata basis.

126

Feature/Benefit	Variation

How withdrawals affect your guaranteed benefits (cont.)
•   Beginning in the sixth contract year, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will reduce your GIB benefit base, if your Annual ratchet to age 95 benefit base is greater than your GIB Roll-up benefit base at the time of the withdrawal. This is true even though your GIB Roll-up benefit base was not reduced by the withdrawal. Withdrawals always reduce your Annual Ratchet to age 95 benefit base on a pro rata basis.

•   A withdrawal in excess of your Annual withdrawal amount will always reduce your GIB benefit base on a pro rata basis. In other words, such a withdrawal reduces both your GIB Roll-up and Annual Ratchet to age 95 benefit bases on a pro rata basis.

Annual withdrawal amount	(Applicable prior to the beginning of Lifetime GIB payments)

Your Annual withdrawal amount is calculated on the first day of each contract year, and is equal to:

• the Annual Roll-up rate in effect at the time, multiplied by

•   the GIB Roll-up benefit base as of the most recent contract date anniversary less any transfers (other than amounts representing a credit) and contributions to the Guaranteed benefit variable investment options, either directly or through a Special DCA program made in any of the prior four years.

Beginning in the sixth contract year, if your Lifetime GIB payments have not begun, you may withdraw up to your Annual withdrawal amount without reducing your GIB Roll-up benefit base.

Beginning in the sixth contract year until age 86, if your Lifetime GIB payments have not begun, with drawals up to your Annual withdrawal amount will not reduce your Roll-up to age 85 benefit base.

Beginning at age 86, withdrawals will reduce your Roll-up to age 85 benefit base on a dollar-for- dollar basis up to your Annual withdrawal amount.

A withdrawal from your Guaranteed benefit account value in the first five contract years, will reduce the Roll-up benefit bases on a pro rata basis. A withdrawal in excess of your Annual withdrawal amount will always reduce the Roll-up benefit bases on a pro rata basis. This is referred to as an “Excess withdrawal”.

Example of how your Annual withdrawal Amount; Annual Roll-up amount and annual benefit base adjustment; and the effect of an Excess withdrawal is calculated.
Annual withdrawal amount.
Assume you make a contribution of $200,000 and allocate $100,000 to your Guaranteed benefit variable investment options and $100,000 to your Non-Guaranteed benefit variable investment options at issue. At the beginning of contract year three, assume you transfer $5,000 to your Guaranteed benefit variable investment options. Also assume that your Annual Roll-up rate is 4% in each contract year. Accordingly, your GIB Roll-up benefit base on your fifth contract date anniversary is $127,290.

The GIB Roll-up benefit base of $127, 290 is calculated as follows:

You start with $100,000 allocated to the Guaranteed benefit variable investment options:

— The first Annual Roll-up amount increases your GIB Roll-up benefit base to $104,000;

— The second Annual Roll-up amount increases your GIB Roll-up benefit base to $108,160;

— Your $5,000 transfer from your Non-Guaranteed benefit account value increases your GIB Roll-up benefit base to $113,160;

— The third Annual Roll-up amount increases your GIB Roll-up benefit base to $117,686;

— The fourth Annual Roll-up amount increases your GIB Roll-up benefit base to $122,394; and

— The fifth Annual Roll-up amount increases your GIB Roll-up benefit base to $127,290.

127

Feature/Benefit	Variation

Example of how your Annual withdrawal Amount; Annual Roll-up amount and annual benefit base adjustment; and the effect of an Excess withdrawal is calculated. (cont.)	Your Annual withdrawal amount as of the beginning of contract year six is equal to $4,892, calculated as follows:
• 4% (your current Annual Roll-up rate) multiplied by
$122,290 ($127,290 - $5,000)
(your GIB
Roll-up
benefit base as of your most recent contract date anniversary minus
the amount of your transfers and/or contributions to the Guaranteed benefit variable investment options in any of the prior four contract years)
equals

• $4,892.

Annual
Roll-up
amount and annual benefit base adjustment.
Further assume that during contract year six (on the 146th day of the contract year), you make a contribution of $10,000 to your Guaranteed benefit variable investment options, making your current GIB
Roll-up
benefit base $137,290. Also assume that you withdraw your full Annual withdrawal amount of $4,892 during contract year six.
On your sixth contract date anniversary, your Annual Roll-up amount is equal to $440, calculated as follows:
• 4% (your current Annual Roll-up rate) multiplied by
• $127,290 (your GIB Roll-up benefit base as of your most recent contract date anniversary) plus
• $240 (the daily pro-rated roll-up amount for the contribution: $10,000 x 4% x 219/365 = $240) minus
• $4,892 (the Annual withdrawal amount, which was withdrawn)
• equals $440
Your adjusted GIB Roll-up benefit base is $137,730.

Effect of an Excess withdrawal.
In contract year six, assume instead that you make a withdrawal of $7,892 (including any applicable withdrawal charges). This would result in an Excess withdrawal of $3,000 because your Annual withdrawal amount is only $4,892 ($7,892 - $4,892 = $3,000). Further, assume that your Guaranteed benefit account value at the time of this withdrawal is $100,000. As described earlier in this section, Excess withdrawals reduce your GIB
Roll-up
benefit base on a pro rata basis. Accordingly, your GIB
Roll-up
benefit base is reduced by $4,119 at the time of the withdrawal, calculated as follows:
• $137,290 (your current GIB Roll-up benefit base: $127,290 + $10,000) multiplied by
• 3% (the percentage of your current Guaranteed benefit account value that was withdrawn) equals
• $4,119.
On your sixth contract date anniversary, your adjusted GIB Roll-up benefit base is $133,611, calculated as follows:
• $133,171 (your GIB Roll-up benefit base adjusted to reflect the Excess withdrawal: $137,290 - $4,119 = $133,171) plus
• $440 (your Annual Roll-up amount) equals
• $ 133,611

Customized payment plan	If you elect the GIB and have funded the benefit, the Customized payment plan is available beginning in the sixth or later contract year. Currently, any of the following five Customized payment plan options can be elected. For options that are based on a withdrawal percentage, the specified percent age is applied to the GIB Roll-up benefit base as of the most recent contract date anniversary less any transfers (other than amounts representing a credit) and contributions to the Guaranteed benefit variable investment options, either directly or through a Special DCA program, made in any of the prior four years.

128

Appendix: Rules regarding contributions to your contract

The following tables describes the contribution rules for all contract Series and types.

Contract Type	NQ
Issue Ages	• 0-85 (For Series B, Series L & Series C) • 0-70 (For Series CP ® )
Minimum subsequent contribution amount (if permitted)	For all Series: • $500 • $100 monthly and $300 quarterly under the automatic investment program
Source of contributions	For all Series: • After-tax money. • Paid to us by check or transfer of contract value in a tax-deferred exchange under Section 1035 of the Internal Revenue Code.
Additional limitations on contributions to the contract (1)
For Series B, Series L & Series C:

•   You may make subsequent contributions to the Guaranteed benefit account value through age 75, or if later, until the first contract date anniversary. However, once you make a withdrawal from your Guaranteed benefit account value, subsequent contributions to your Guaranteed benefit account value will no longer be permitted.

•   You may make subsequent contributions to your Non-Guaranteed benefit account value through age 86 or, if later, until the first contract date anniversary.

For Series CP
®
:

•   You may make subsequent contributions to your Non-Guaranteed benefit account value and your Guaranteed benefit account value through age 71 or, if later, until the first contract date anniversary. However, once you make a withdrawal from your Guaranteed benefit account value, subsequent contributions to your Guaranteed benefit account value will no longer be permitted.

(1)
Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix “State contract availability and/or variations of certain features and benefits” for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into the Guaranteed benefit account value at any time.

129

Contract Type	Traditional IRA
Issue Ages	• 20-85 (For Series B, Series L & Series C) • 20-70 (For Series CP ® )
Minimum subsequent contribution amount (if permitted)	For all Series: • $50 • $100 monthly and $300 quarterly under the automatic investment program
Source of contributions
For all Series:

•   Eligible rollover distributions from 403(b) plans, qualified plans and governmental employer 457(b) plans.

•   Rollovers from another traditional individual retirement arrangement.

•   Direct custodian-to-custodian transfers from another traditional individual retirement arrangement.

•   Regular IRA contributions.

•   Additional catch-up contributions.

Additional limitations on contributions to the contract (1)
For Series B, Series L & Series C:

•   You may make subsequent contributions to the Guaranteed benefit account value through age 75, or if later, until the first contract date anniversary. However, once you make a withdrawal from your Guaranteed benefit account value, subsequent contributions to your Guaranteed benefit account value will no longer be permitted.

•   You may make subsequent contributions to your Non-Guaranteed benefit account value through age 86 or, if later, until the first contract date anniversary.

For Series CP
®
:

•   You may make subsequent contributions to your Non-Guaranteed benefit account value and your Guaranteed benefit account value through age 71 or, if later, until the first contract date anniversary. However, once you make a withdrawal from your Guaranteed benefit account value, subsequent contributions to your Guaranteed benefit account value will no longer be permitted.

For all Series:

•   Contributions made after lifetime required minimum distributions must start must be net of any required minimum distributions.

•   Although we accept regular IRA contributions (limited to $6,500 for 2023) under traditional IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.

•   Subsequent catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 at any time during 2023.

(1)
Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix “State contract availability and/or variations of certain features and benefits” for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into the Guaranteed benefit account value at any time.

130

Contract Type	Roth IRA
Issue Ages	• 20-85 (For Series B, Series L & Series C) • 20-70 (For Series CP ® )
Minimum subsequent contribution amount (if permitted)	For all Series: • $50 • $100 monthly and $300 quarterly under the automatic investment program
Source of contributions
For all Series:

•   Rollovers from another Roth IRA.

•   Rollovers from a “designated Roth contribution account” under specified retirement plans.

•   Conversion rollovers from a traditional IRA or other eligible retirement plan.

•   Direct custodian-to-custodian transfers from another Roth IRA.

•   Regular Roth IRA contributions.

•   Additional catch-up contributions.

Additional limitations on contributions to the contract (1)
For Series B, Series L & Series C:

•   You may make subsequent contributions to the Guaranteed benefit account value through age 75, or if later, until the first contract date anniversary. However, once you make a withdrawal from your Guaranteed benefit account value, subsequent contributions to your Guaranteed benefit account value will no longer be permitted.

•   You may make subsequent contributions to your Non-Guaranteed benefit account value through age 86 or, if later, until the first contract date anniversary.

For Series CP
®
:

•   You may make subsequent contributions to your Non-Guaranteed benefit account value and your Guaranteed benefit account value through age 71 or, if later, until the first contract date anniversary. However, once you make a withdrawal from your Guaranteed benefit account value, subsequent contributions to your Guaranteed benefit account value will no longer be permitted.

For all Series:

•   Conversion rollover after lifetime required minimum distributions must start from the traditional IRA or other eligible retirement plan which is the source of the conversion rollover must be net of any required minimum distributions.

•   Although we accept Roth IRA contributions (limited to $6,500 for 2023) under Roth IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.

•   Subsequent catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 at any time during 2023.

(1)
Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix “State contract availability and/or variations of certain features and benefits” for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into the Guaranteed benefit account value at any time.

131

Contract Type	Inherited IRA Beneficiary continuation contract (traditional IRA or Roth IRA)
Issue Ages	• 0-70 (For Series B, Series L & Series C)
Minimum subsequent contribution amount (if permitted)	• $1,000
Source of contributions
•   Direct custodian-to- custodian transfers of your interest as a death beneficiary of the deceased owner’s traditional individual retirement arrangement or Roth IRA to an IRA of the same type.

•   Non-spousal beneficiary direct rollover contributions may be made to an Inherited IRA contract under specified circumstances from these “Applicable Plans”: qualified plans, 403(b) plans and governmental employer 457(b) plans.

Additional limitations on contributions to the contract (1)
•   Any subsequent contributions must be from the same type of IRA of the same deceased owner.

•   You may make subsequent contributions to the Guaranteed benefit account value through age 71, or if later, until the first contract date anniversary. However, once you make a withdrawal from your Guaranteed benefit account value, subsequent contributions to your Guaranteed benefit account value will no longer be permitted.

•   You may make subsequent contributions to the Non-Guaranteed benefit account value through age 86 or, if later, until the first contract date anniversary (
Series B and Series L
), or through age 71 or, if later, until the first contract date anniversary (
Series C
).

•   No additional contributions are permitted to Inherited IRA contracts issued as a Non-spousal beneficiary direct rollover from an Applicable Plan.

(1)
Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix “State contract availability and/or variations of certain features and benefits” for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into the Guaranteed benefit account value at any time.

132

Contract Type	QP
Issue Ages	• 20-75 (For Series B & Series L) • 20-70 (For Series CP ® )
Minimum subsequent contribution amount (if subsequent contributions are permitted)	For all Series: • $500
Source of contributions
For all Series:

•   Only transfer contributions from other investments within an existing qualified plan trust.

•   The plan must be qualified under Section 401(a) of the Internal Revenue Code.

•   For 401(k) plans, transferred contributions may not include any after-tax contributions, including designated Roth contributions.

Additional limitations on contributions to the contract (1)
For Series B:

•  You may make subsequent contributions to the Guaranteed benefit account value and the Non-Guaranteed benefit account value through age 75, or if later, until the first contract date anniversary. However, once you make a withdrawal from your Guaranteed benefit account value, subsequent contributions to your Guaranteed benefit account value will no longer be permitted.

•  You may make subsequent contributions to the Non-Guaranteed benefit account value through age 76, or if later, until the first contract date anniversary.

For Series L:

•   You may make subsequent contributions to the Guaranteed benefit account value through age 75, or if later, until the first contract date anniversary. However, once you make a withdrawal from your Guaranteed benefit account value, subsequent contributions to your Guaranteed benefit account value will no longer be permitted.

•   You may make subsequent contributions to the Non-Guaranteed benefit account value through age 76, or if later, until the first contract date anniversary.

For Series CP
®
:

•  You may make subsequent contributions to your Non-Guaranteed benefit account value and your Guaranteed benefit account value through age 71 or, if later, until the first contract date anniversary. However, once you make a withdrawal from your Guaranteed benefit account value, subsequent contributions to your Guaranteed benefit account value will no longer be permitted.

For all Series:

•   A separate QP contract must be established for each plan participant, even defined benefit plan participants.

•   We do not accept contributions directly from the employer.

•   Only one subsequent contribution can be made during a contract year.

•   Contributions made after lifetime required minimum distributions must start must be net of any required minimum distributions.

See Appendix “Purchase considerations for QP contracts”.
(1)
Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix “State contract availability and/or variations of certain features and benefits” for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into the Guaranteed benefit account value at any time.

See “Tax information” for a more detailed discussion of sources of contributions and certain contribution limitations. For information on when contributions are credited under your contract see “Dates and prices at which contract events occur” in “More information”. Please review your contract for information on contribution limitations.

133

Retirement Cornerstone
®
Series 1 (Series B, Series CP
®
, Series L and Series C)

Issued by

Equitable Financial Life Insurance Company of America	Equitable Financial Life Insurance Company

This prospectus describes the important features of the contract and provides information about the Company.

We have filed with the Securities and Exchange Commission (“SEC”) a Statement of Additional Information (“SAI”) that includes additional information about Retirement Cornerstone
®
Series 1, Equitable Financial Life Insurance Company of America and Equitable America Variable Account No. 70A, Equitable Financial Life Insurance Company and Separate Account No. 70. The SAI is incorporated by reference into this prospectus. The SAI is available free of charge. To request a copy of the SAI, to ask about your contract, or to make other investor inquiries, please call
1-800-789-7771.
The SAI is also available at our website, www.equitable.com/ICSR#EQH146637.

We file periodic reports and other information about Retirement Cornerstone
®
1, Equitable America Variable Account No. 70A, and Separate Account No. 70 as required under the federal securities laws. Those reports and other information about us are available on the SEC’s website at http://www.sec.gov, and copies of reports and other information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Class/Contract Identifier: C

; C000118795

Retirement Cornerstone® Series

A combination variable and fixed individual and group flexible premium deferred annuity contract

Issued through: Equitable America Variable Account No. 70A and Separate Account No. 70

Statement of Additional Information

October 17, 2023

Equitable Financial Life Insurance Company of America

Equitable Investment Life Insurance Company

This Statement of Additional Information (“SAI”) is not a Prospectus. It should be read in conjunction with the related Retirement Cornerstone® Series Prospectus, dated October 17, 2023. That Prospectus provides detailed information concerning the contracts and the variable investment options and the guaranteed interest option that fund the contracts. Each variable investment option is a subaccount of the Company’s Equitable America Variable Account No. 70A and Separate Account No. 70. Definitions of special terms used in the SAI are found in the Prospectus.

A copy of the Prospectus is available free of charge by writing the processing office (Retirement Service Solutions — P.O. Box 1016, Charlotte, NC 28201), by calling 1-800-789-7771 toll free, or by contacting your financial professional.

The Company

Equitable Financial Life Insurance Company of America (“Equitable America”) is an Arizona stock life insurance corporation (until 2020, known as MONY Life Insurance Company of America); Equitable Financial Life Insurance Company (“Equitable Financial”) is a New York stock life insurance corporation (until 2020, known as AXA Equitable Life Insurance Company) (collectively, Equitable America and Equitable Financial are herein referred to as the “Company”, “we”, “our” and “us”). The Company is an indirect wholly owned subsidiary of Equitable Holdings, Inc. No other company has any legal responsibility to pay amounts that the Company owes under the contracts. The Company is solely responsible for paying all amounts owed to you under the contract.

Unit Values

Unit values are determined at the end of each valuation period for each of the variable investment options. We may offer other annuity contracts and certificates which will have their own unit values for the variable investment options. They may be different from the unit values for the Retirement Cornerstone® Series.

The unit value for a variable investment option for any valuation period is equal to: (i) the unit value for the preceding valuation period, multiplied by (ii) the net investment factor for that option for that valuation period.

A valuation period is each business day together with any preceding non-business days. The net investment factor is:

(	a	)	c
b

where:

(a)

is the value of the variable investment option’s shares of the corresponding portfolio at the end of the valuation period. Any amounts allocated to, or withdrawn from, the option for the valuation period are not taken into account. For this purpose, we use the share value reported to us by the Trusts (as described in the Prospectus), as applicable.

(b)

is the value of the variable investment option’s shares of the corresponding portfolio at the end of the preceding valuation period. (Any amounts allocated or withdrawn for that valuation period are taken into account.)

(c)

is the daily separate account charge, times the number of calendar days in the valuation period. For certain contracts, the daily separate account charge is made up of a mortality and expense risks charge, an administrative charge and a distribution charge. For other contracts, the daily separate account charge is made up of an operations charge, an administration charge and a distribution charge. These daily charges are at an effective annual rate not to exceed a total of 1.70%. Your contract charges may be less.

Custodian

Equitable Financial is the custodian for the shares of the Trusts owned by the Separate Account.

Independent Registered Public Accounting Firm

The (i) financial statements of each of the variable investment options of Equitable America Variable Account No.70A as of December 31, 2022 and for each of the periods indicated therein and the (ii) financial statements and financial statement schedules of Equitable Financial Life Insurance Company of America as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 incorporated in this SAI by reference to the filed Form N-VPFS (for Equitable America Variable Account No. 70A) and Form N-VPFS/A (for

Retirement Cornerstone Series 1.0, 11.0 ADV and 11.0 National All
#531986

Equitable Financial Life Insurance Company of America) have been so incorporated in reliance on the reports of PricewaterhouseCoopers, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PricewaterhouseCoopers, LLP provides independent audit services and certain other non-audit services to Equitable Financial Life Insurance Company of America as permitted by the applicable SEC independence rules, and as disclosed in Equitable Financial Life Insurance Company of America’s Form 10-K. PricewaterhouseCoopers, LLP’s address is 300 Madison Avenue, New York, New York 10017.

The (i) financial statements of each of the variable investment options of Separate Account No. 70 as of December 31, 2022 and for each of the periods indicated therein and the (ii) consolidated financial statements and financial statement schedules of Equitable Financial Life Insurance Company as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 incorporated in this SAI by reference to the filed Form N-VPFS (for Separate Account No. 70) and Form N-VPFS/A (for Equitable Financial Life Insurance Company) have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PricewaterhouseCoopers LLP provides independent audit services and certain other non-audit services to Equitable Financial Life Insurance Company as permitted by the applicable SEC independence rules, and as disclosed in Equitable Financial Life Insurance Company’s Form 10-K. PricewaterhouseCoopers LLP’s address is 300 Madison Avenue, New York, New York 10017.

Distribution of the Contracts

Under distribution agreements between Equitable Distributors, the Company and certain of the Company’s separate accounts, the Company paid Equitable Distributors distribution fees as follows:

	2022	2021	2020
Equitable America	$41,028,502	$32,861,179	$37,110,594
Equitable Financial	$535,080,397	$589,621,128	$436,620,636

as the distributor of certain contracts, including these contracts, and as the principal underwriter of several Company separate accounts. Of these amounts, for each of these three years, Equitable Distributors retained:

	2022	2021	2020
Equitable America	$6,094	$2,207,749	$6,897,915
Equitable Financial	$0	$0	$0

Pursuant to a Distribution and Servicing Agreement between Equitable Advisors, the Company and certain of the Company’s separate accounts, the Company paid Equitable Advisors, as the distributors of certain contracts, including these contracts, and as the principal underwriter of several Company separate accounts:

	2022	2021	2020
Equitable America	$128,020,090	$108,766,165	$32,342,276
Equitable Financial	$628,586,635	$633,697,608	$542,543,314

Of these amounts, Equitable Advisors retained:

	2022	2021	2020
Equitable America	$53,750,680	$46,654,267	$6,005,044
Equitable Financial	$286,917,091	$282,627,531	$239,488,181

Financial Statements

The financial statements and financial statement schedules of the Company incorporated herein should be considered only as bearing upon the ability of the Company to meet its obligations under the contracts.

The financial statements of the Separate Account list variable investment options not currently offered under this contract.

2

PART C

OTHER INFORMATION

Item 27.	EXHIBITS

(a)	Board of Directors Resolutions.

Secretary’s Certificate dated November 10, 2020, certifying the Resolution of the Board of Directors of Equitable Financial Life Insurance Company of America authorizing establishment of Equitable America Variable Account 70A, incorporated herein by reference to Registration Statement, (File No. 333-248907) filed on December 16, 2020.

(b)	Custodian Agreements. Not applicable.

(c)	Underwriting Contracts.

(1)

Wholesale Distribution Agreement dated April 1, 2005 by and between MONY Life Insurance Company of America and MONY Securities Corporation and AXA Distributors, LLC, is incorporated herein by reference to the registration statement on Form S-3 (File No. 333-177419) filed on October 20, 2011.

(a)

Form of the First Amendment dated as of October 1, 2013 to the Wholesale Distribution Agreement dated as of April 1, 2005 between MONY Life Insurance Company of America and AXA Distributors, LLC, incorporated herein by reference to the Registration Statement on Form S-1 (File No. 333-195491) filed on April 19, 2016.

(b)

Second Amendment dated as of August 1, 2015 to the Wholesale Distribution Agreement dated as of April 1, 2005 between MONY Life Insurance Company of America and AXA Distributors, LLC, incorporated herein by reference to the Registration Statement on Form S-1 (File No. 333-195491) filed on April 19, 2016.

(2)

Broker Dealer and General Agent Sales Agreement by and among Equitable Distributors, LLC and Broker-Dealer and General Agent, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-272919) filed on September 15, 2023.

(3)

Wholesale Broker-Dealer Supervisory and Sales Agreement among [Broker-Dealer] and AXA Distributors, LLC. incorporated herein by reference to post-effective amendment no. 7 to the registration statement on Form N-4 (File No. 333-72632) filed on April 22, 2005.

(4)

General Agent Sales Agreement, dated June 6, 2005, by and between MONY Life Insurance Company of America and AXA Network, LLC. incorporated herein by reference to post-effective amendment no. 1 to the registration statement on Form S-1 (File No. 333-180068) filed on March 13, 2012.

(a)

First Amendment dated as of August 1, 2006 to General Agent Sales Agreement by and between MONY Life Insurance Company of America and AXA Network incorporated herein by reference to the registration statement on Form N-6 (File No. 333-134304) filed on March 1, 2012.

(b)

Second Amendment dated as of April 1, 2008 to General Agent Sales Agreement dated as of April 1, 2008 by and between MONY Life Insurance Company of America and AXA Network, LLC incorporated herein by reference to Exhibit (d) (ii) to the Registration Statement on Form S-1 (File No. 333-180068) filed on March 13, 2012.

(c)

Form of THIRD AMENDMENT to General Agent Sales Agreement dated as of October 1, 2013 by and between MONY LIFE INSURANCE COMPANY OF AMERlCA and AXA NETWORK, LLC, incorporated herein by reference to the Registration Statement on Form S-1 (File No. 333-195491) filed on April 21, 2015.

(d)

Fourth Amendment to General Agent Sales Agreement, dated as of October 1, 2014 by and between MONY LIFE INSURANCE COMPANY OF AMERICA (“MONY America”) and AXA NETWORK, LLC and the additional affiliated entities of AXA Network, LLC, incorporated herein by reference to the Registration Statement on Form S-3 (File No. 333-236437) filed on March 14, 2022.

(e)

Fifth Amendment to General Agent Sales Agreement, dated as of June 1, 2015 by and between MONY LIFE INSURANCE COMPANY OF AMERICA (“MONY America”) and AXA NETWORK, LLC and the additional affiliated entities of AXA Network, LLC, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-207014) filed on December 23, 2015.

(f)

Sixth Amendment to General Agent Sales Agreement, dated as of August 1, 2015, by and between MONY Life Insurance Company of America (“MONY America”), an Arizona life insurance company, and AXA NETWORK, LLC, a Delaware limited liability company (“General Agent”), incorporated herein by reference to the Registration Statement on Form N-6 (File No. 333-191149) filed on April 19, 2019.

(g)

Seventh Amendment to the General Agent Sales Agreement, dated as of April 1, 2016, is by and between MONY Life Insurance Company of America (“MONY America”), an Arizona life insurance company, and AXA Network, LLC, a Delaware limited liability company (“General Agent”), incorporated herein by reference to the Registration Statement on Form N-6 (File No. 333-191149) filed on April 19, 2019.

(h)

Eighth Amendment to General Agent Sales Agreement, dated as of November 1, 2019, by and between MONY Life Insurance Company of America and AXA Network, LLC, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-191149) filed on April 21, 2021.

(i)

Ninth Amendment to General Agent Sales Agreement, dated as of October 1, 2020, by and between Equitable Financial Life Insurance Company of America and Equitable Network, LLC, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-191149) filed on April 21, 2021.

(j)

Tenth Amendment to General Agent Sales Agreement dated as of September 1, 2021, by and between Equitable Financial Life Insurance Company of America and Equitable Network, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-248907) filed on April 22, 2022.

(k)

Eleventh Amendment to General Agent Sales Agreement dated as of November 1, 2021, by and between Equitable Financial Life Insurance Company of America and Equitable Network, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-248907) filed on April 22, 2022.

(5)

Broker-Dealer Distribution and Servicing Agreement, dated June 6, 2005, made by and between MONY Life Insurance Company of America and AXA Advisors, LLC, incorporated herein by reference to post-effective amendment no. 1 to the registration statement on Form S-1 (File No. 333-180068) filed on March 13, 2012.

(6)

Amended and Restated Services Agreement between MONY Life Insurance Company of America and AXA Equitable Life Insurance Company dated as of February 1, 2005 incorporated herein by reference to Exhibit 10.2 to the registration statement (File No. 333-65423) on Form 10-K filed on March 31, 2005.

(d)	Contracts.

(1)

Form of Endorsement Applicable to the Guaranteed Benefit Investment Options 7/16/09
(2010GOA), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(2)

Form of Endorsement Applicable to the Defined Benefit Qualified Plans (7/16/09)
(2010QP-DBI), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(3)

Form of Endorsement Applicable to the Guaranteed Interest Special Dollar Cost Averaging 7/16/09 (2010SDCA), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(4)

Form of Endorsement Applicable to the Special Money Market Dollar Cost Averaging 7/16/09 (2010MMDCA), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(5)	Form of Guaranteed Income Benefit Rider (7/16/09) (2010GMIB-H), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(6)	Form of Return of Principal Death Benefit Rider (7/16/09) (2010GMDBROP), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(7)

Form of Annual Ratchet Death Benefit Rider Annual Ratchet to Age [85] GMDB (7/16/09) (2010GMDAR), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(8)

Form of “Greater of” Death Benefit Rider Greater of Annual Rollup to Age [85] GMDB or Annual Ratchet to Age [85] GMDB (7/16/09) (2010GMDBOPR), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(9)	Form of Data Page (7/16/09) (2010DP) (Base Data Page Part A), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(10)	Form of Data Page (7/16/09) (2010DPBCO) (BCO Data Page Part A), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(11)

Form of Data Page (7/16/09) (2010DPBShr) (Base Data Page Part C Withdrawal Charges), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(12)

Form of Data Page (7/16/09) (2010DPCShr) (Base Data Page Part C Withdrawal Charges), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(13)

Form of Data Page (7/16/09) (2010DPLShr) (Base Data Page Part C Withdrawal Charges), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(14)	Form of Data Page (2010DPExC) (Part C Withdrawal Charges), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(15)	Form of Data Page (2010DPWVR) (Part D Withdrawal Charge Waivers For All Shares), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(16)

Form of Flexible Premium Deferred Fixed and Variable Annuity Contract (Form No. ICC10BASE1), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(17)

Form of Endorsement Applicable to Traditional IRA Contracts (Form No. ICC10IRA1 rev1010), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(18)

Form of Inherited Traditional IRA Beneficiary Continuation Option (BCO) Endorsement (Form No. ICC10INHIRA1), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(19)	Form of Endorsement Applicable to Roth IRA Contracts (Form No. ICC10ROTH1), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(20)

Form of Endorsement Applicable to Inherited Roth IRA Beneficiary Continuation Option (BCO) (Form No. ICC10INHROTH1), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(21)

Form of Endorsement Applicable to Custodial [Roth] IRA Contracts (Form No. ICC10CSTDL1), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(22)

Form of Endorsement Applicable to the Termination of an Optional Guaranteed Income Benefit and/or the Termination or Change of an Optional Guaranteed Minimum Death Benefit Rider(s) (Form No. ICC10GBENDO1 (rev 1010)), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(23)

Form of Endorsement Applicable to Protection Account Investment Options (Form No. ICC10GOA2), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(24)

Form of Endorsement Applicable to Special Money Market Dollar Cost Averaging (Form No. ICC10SMMDCA1 (rev 1010)), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(25)

Form of Endorsement Applicable to Non-Qualified Contracts (Form No. ICC10NQ1 rev1010), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(26)

Form of Data Page (Part A - Personal Data and Part B - Certain Provisions of the Contract) (Form No. ICC10DPADV), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(27)	Form of Data Page (Base Data Page Part A) (ICC10DPADV rev 1010), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(28)

Form of Endorsement Applicable to the Termination of an Optional Guaranteed Income Benefit Rider and/or the Termination or Change of an Optional Guaranteed Minimum Death Benefit Rider (ICC10GBENDO1 rev 1010), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(29)

Form of Endorsement Applicable to Protection with Investment Performance Account Investment Options (ICC10GOA1 rev 1010), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(30)

Form of Endorsement Applicable to Special Money Market Dollar Cost Averaging (ICC10OSMMDCA1 rev 1010), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(31)	Form of Guaranteed Income Benefit Rider (ICC10GIB1 rev 1010), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(32)

Form of “Greater of” Death Benefit Rider, Greater of Annual Rollup to Age [85] GMDB or highest Anniversary Value to Age [85] GMDB (ICC10GMDBGR1 rev 1010), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(33)

Form of Highest Anniversary Value Death Benefit Rider, Highest Anniversary Value to Age [85] GMDB (ICC10GMDBHAV1 rev 1010), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(34)	Form of Return of Principal Death Benefit Rider (ICC10GMDBROP1 rev 1010), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(36)

Form of Flexible Premium Deferred Fixed and Variable Annuity Contract (ICC10BASE2), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(37)	Form of Data Pages (Base Data Page Part A) (ICC10DPB), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(38)	Form of Data Pages (Base Data Page Part A) (ICC10DPC), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(39)	Form of Data Pages (Base Data Page Part A) (ICC10DPCP), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(40)	Form of Data Pages (Base Data Page Part A) (ICC10DPL), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(41)	Form of Guaranteed Income Benefit Rider (ICC10GIB2), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(42)	Form of “Greater of’ Death Benefit Rider (ICC10GMDBGR2), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(43)	Form of Highest Anniversary Value Death Benefit Rider (ICC10GMDBHAV2) incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(44)	Form of Return of Principal Death Benefit Rider (ICC10GMDBROP2) incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(45)	Form of Endorsement Applicable to Special Dollar Cost Averaging (ICC10SDCA1), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(46)

Form of Endorsement Applicable to Credits Applied to Annuity Account Value (ICC10TRBNS1), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(47)	Form of Endorsement Applicable to Qualified Defined Benefit Plans (ICC10QP-DB1) incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(48)

Form of Endorsement Applicable to Qualified Defined Contribution Plans (ICC10QP-DC1) incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(49)	Form of Endorsement Applicable to Charitable Remainder Trust (ICC10CRT) incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(50)

Form of Endorsement Applicable to the Termination of an Optional Guaranteed Income Benefit and/or the Termination or Change of an Optional Guaranteed Minimum Death Benefit Rider(s) (ICC10GBENDO2) incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(51)	Form of Return of Principal Death Benefit Rider (ICC10GMDBROP2(OR), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(52)

Form of Endorsement applicable to Termination of Guaranteed Minimum Death Benefits (Form No. 2012GMDB-BO-1), incorporated herein by reference to Registration Statement on Form N-4 (File No. 33-83750) filed April 24, 2013.

(53)	Form of Certificate of Assumption, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-272919) filed on September 15, 2023.

(e)	Applications.

(1)	Form of Enrollment Form/Application 2010 App 01 B(AXA Advisors), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(2)	Form of Enrollment Form/Application 2010 App 02 B (AXA Distributors, LLC), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(3)	Form of Enrollment Form/Application 2010 App 01 C (AXA Advisors), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(4)	Form of Enrollment Form/Application 2010 App 02 C (AXA Distributors, LLC), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(5)	Form of Enrollment Form/Application 2010 App 01 L (AXA Advisors), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(6)	Form of Enrollment Form/Application 2010 App 02 L (AXA Distributors, LLC), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(7)	Form of Enrollment Form/Application 2010 App 01 X (AXA Advisors), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(8)	Form of Enrollment Form/Application 2010 App 02 X (AXA Distributors, LLC), incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on October 4, 2012.

(f)	Depositor’s Certificate of Incorporation and By-Laws.

(1)

Articles of Restatement of the Articles of Incorporation of Equitable Financial Life Insurance Company of America (as Amended December 13, 2019) incorporated herein by reference to registration statement on Form S-1 (File No. 333-236437) filed on February 14, 2020.

(2)

Amended and Restated By-Laws of Equitable Financial Life Insurance Company of America (as Amended September 23, 2020) incorporated herein by reference to registration statement on Form N-6 (File No. 333-191149) filed on April 21, 2021.

(g)	Reinsurance Contracts.

(1)

Reinsurance Agreement between Equitable Financial Life Insurance Company and Equitable Financial Life Insurance Company of America executed May 17, 2023, incorporated herein by reference to Equitable Financial Life Insurance Company 10-Q filing, Exhibit 10-1 filed on August 21, 2023.

(h)	Participation Agreements.

(1)

Participation Agreement among EQ Advisors Trust, MONY Life Insurance Company of America, AXA Distributors, LLC and AXA Advisors, LLC, incorporated herein by reference the Registration Statement on Form N-4 (File No. 333-72632) filed on April 22, 2005.

(1)(a)

AMENDED AND RESTATED PARTICIPATION AGREEMENT, made and entered into as of the 23rd day of May 2012 by and among MONY LIFE INSURANCE COMPANY OF AMERICA, an Arizona insurance company (“MONY”), on its own behalf and on behalf of the separate accounts set forth on Schedule B hereto as may be amended from time to time (each an “Account”), EQ ADVISORS TRUST, a business trust organized under the laws of the State of Delaware (“Trust”) and AXA DISTRIBUTORS, LLC, a Delaware limited liability company (the “Distributor”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on January 10, 2014.

(a)(i)

Amendment No. 1, dated as of June 4, 2013 (“Amendment No. 1”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on January 10, 2014.

(a)(ii)

Amendment No. 2, dated as of October 21, 2013 (“Amendment No. 2”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on January 10, 2014.

(a)(iii)

Amendment No. 3, dated as of November 1, 2013 (“Amendment No. 3”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”) ”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on April 11, 2014.

(a)(iv)

Amendment No. 4, dated as of April 4, 2014 (“Amendment No. 4”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on April 30, 2014.

(a)(v)

Amendment No. 5, dated as of June 1, 2014 (“Amendment No. 5”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on April 30, 2014.

(a)(vi)

Amendment No. 6, dated as of July 16, 2014 (“Amendment No. 6”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on February 5, 2015.

(a)(vii)

Amendment No. 7, dated as of July 16, 2014 (“Amendment No. 7”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1/A (File No. 333-17217) filed on April 16, 2015.

(a)(viii)

Amendment No. 8, dated as of December 21, 2015 (“Amendment No. 8”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to EQ Advisors Trust Registration Statement on Form 485 (a) (File No. 333-17217) filed on February 11, 2016.

(a)(ix)

Amendment No. 9, dated as of December 9, 2016 (“Amendment No. 9”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among EQ Advisors Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to EQ Advisors Trust Registration Statement on Form 485 (a) (File No. 333-17217) filed on January 31, 2017.

(a)(x)

Amendment No. 10 dated as of May 1, 2017 to the Amended and Restated Participation Agreement among EQ Advisors Trust, MONY Life Insurance Company of America and AXA Distributors, LLC, dated May 23, 2012, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed April 28, 2017.

(a)(xi)

Amendment No. 11 dated as of November 1, 2017 to the Amended and Restated Participation Agreement among EQ Advisors Trust, MONY Life Insurance Company of America and AXA Distributors, LLC, dated May 23, 2012, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed October 27, 2017.

(a)(xii)

Amendment No. 12 dated as of July 12, 2018 to the Amended and Restated Participation Agreement among the EQ Advisor Trust, MONY Life Insurance Company of America and AXA Distributors, LLC, dated May 23, 2012, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on July 31, 2018.

(a)(xiii)

Amendment No. 13 dated as of December 6, 2018 to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, MONY Life Insurance Company of America and AXA Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217), filed on April 26, 2019.

(a)(xiv)

Amendment No. 14 dated as of July 16, 2020 to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, Equitable Financial Life Insurance Company of America, Equitable Investment Management Group, LLC and Equitable Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-14 (File No. 333-254202) filed on March 12, 2021.

(a)(xv)

Amendment No. 15 dated as of February 1, 2021 to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, Equitable Financial Life Insurance Company of America, Equitable Investment Management Group, LLC and Equitable Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-14 (File No. 333-254202) filed on March 12, 2021.

(a)(xvi)

Amendment No. 16 dated as of February 26, 2021 to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, Equitable Financial Life Insurance Company of America, Equitable Investment Management Group, LLC and Equitable Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on April 29, 2021.

(a)(xvii)

Amendment No. 17 dated July 22, 2021 to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, Equitable Financial Life Insurance Company of America, Equitable Investment Management Group, LLC and Equitable Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on September 24, 2021.

(a)(xviii)

Amendment No. 18 dated January 13, 2022 to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended by and among EQ Advisors Trust, Equitable Financial Life Insurance Company of America, Equitable Investment Management Group, LLC and Equitable Distributors, LLC, incorporated herein by reference to Registration Statement on Form N-1A (File No. 333-17217) filed on April 28, 2022.

(2)

Participation Agreement — among AXA Premier VIP Trust, MONY Life Insurance Company of America, AXA Distributors, LLC and AXA Advisors, LLC, incorporated herein by reference to the Registration Statement (File No. 333-134304) filed on August 25, 2006.

(2)(a)

Amended and Restated Participation Agreement made and entered into as of the 23rd day of May 2012 by and among MONY LIFE INSURANCE COMPANY OF AMERICA, an Arizona insurance company (“MONY”), on its own behalf and on behalf of the separate accounts set forth on Schedule B hereto as may be amended from time to time (each an “Account”), AXA PREMIER VIP TRUST, a business trust organized under the laws of the State of Delaware (“Trust”) and AXA DISTRIBUTORS, LLC, a Delaware limited liability company (the “Distributor”), incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on October 2, 2013.

(a)(i)

Amendment No. 1, dated as of October 21, 2013 (“Amendment No. 1”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among AXA Premier VIP Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on October 2, 2013.

(a)(ii)

Amendment No. 2, dated as of November 1, 2013 (“Amendment No.2”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among AXA Premier VIP Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”)., incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on February 11, 2014.

(a)(iii)

Amendment No. 3, dated as of April 18, 2014 (“Amendment No. 3”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among AXA Premier VIP Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on January 12, 2015.

(a)(iv)

Amendment No. 4, dated as of July 8, 2014 (“Amendment No. 4”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among AXA Premier VIP Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”), incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form N-1/A (File No. 333-70754) filed on January 12, 2015.

(a)(v)

Amendment No. 5, dated as of September 26, 2015 (“Amendment No. 5”), to the Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended (“Agreement”), by and among AXA Premier VIP Trust (“Trust”), MONY Life Insurance Company of America and AXA Distributors, LLC (collectively, the “Parties”) incorporated herein by reference to AXA Premier VIP Trust Registration Statement on Form 485 (b) (File No. 333-70754) filed on April 26, 2016.

(a)(vi)

Amendment No. 6 dated as of July 19, 2018 to Amended and Restated Participation Agreement dated May 23, 2021, by and among Equitable Premier VIP Trust, MONY Life Insurance Company of America and AXA Distributors LLC, incorporated herein by reference to Registration Statement on Form N-14 (File No. 333-254204) filed on March 12, 2021.

(a)(vii)

Amendment No. 7 dated as of July 16, 2020 to Amended and Restated Participation Agreement dated May 23, 2012, by and among Equitable Premier VIP Trust, MONY Life Insurance Company of America and AXA Distributors LLC, incorporated herein by reference to Registration Statement on Form N-14 (File No. 333-254204) filed on March 12, 2021.

(3)

Participation Agreement dated April 30, 2003 among AIM Variable Insurance Funds, AIM Distributors, Inc., MONY Life Insurance Company of America and MONY Securities Corporation, incorporated herein by reference to pre-effective amendment no. 1 to the registration statement on Form N-6 (File No. 333-104156) filed on May 29, 2003.

(a)(i)

Amendment No. 1 dated April 19, 2010 to the Participation Agreement dated April 30, 2003 among AIM Variable Insurance Funds, AIM Distributors, Inc., MONY Life Insurance Company of America and MONY Securities Corporation, incorporated herein by reference to Registration Statement (File No. 333-248907) filed on December 16, 2020.

(a)(ii)

Amendment No. 2 dated April 30, 2010 to the Participation Agreement dated April 30, 2003 among AIM Variable Insurance Funds, Invesco AIM Distributors, Inc., MONY Life Insurance Company of America and MONY Securities Corporation, incorporated herein by reference to Registration Statement (File No. 333-248907) filed on December 16, 2020.

(4)

Amended and Restated Participation Agreement dated March 15, 2010 among MFS Variable Insurance Trust, MFS Variable Insurance Trust II, MONY Life Insurance Company of America and MFS Fund Distributors incorporated herein by reference to the Registration Statement (File No. 333-134304) filed on April 26, 2012.

(a)(i)

First Amendment, effective October 18 2013, to the Amended and Restated Participation Agreement dated March 15, 2010 (the “Agreement”), by and among MONY Life Insurance Company of America, MFS Variable Insurance Trust, MFS Variable Insurance Trust II, and MFS Fund Distributors, Inc. (collectively, the “Parties”), incorporated herein by reference to Registration Statement, (File No. 333-191149) filed on December 10, 2013.

(a)(iii)

Amendment dated October 23, 2020 to the Participation Agreement dated March 15, 2010, by and among MFS Variable Insurance Trust, MFS Variable Insurance Trust II, Equitable Financial Life Insurance Company of America and MFS Fund Distributors, Inc., incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-191149) filed on April 21, 2021.

(a)(iv)

Third Amendment dated January 8, 2021 to the Participation Agreement dated March 15, 2010, by and among MFS Variable Insurance Trust, MFS Variable Insurance Trust II, Equitable Financial Life Insurance Company of America and MFS Fund Distributors, Inc., incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-191149) filed on April 21, 2021.

(5)

Fund Participation Agreement among AXA Equitable Life Insurance Company, Ivy Funds Variable Insurance Portfolios and Waddell & Reed, Inc., incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

(a)(i)

Amendment No. 1, dated April 1, 2010, to the Fund Participation Agreement (the “Agreement”) among AXA Equitable Life Insurance Company, Ivy Funds Variable Insurance Portfolios and Waddell & Reed, Inc., (together, the “Parties”), adding MONY Life Insurance Company of America as a Party to the Agreement incorporated herein by reference to the Registration Statement (File No. 2-30070) filed on April 18, 2017.

(a)(ii)

Amendment No. 2 dated May 1, 2012 to the Participation Agreement dated October 23, 2009 among Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios, MONY Life Insurance Company, MONY Life Insurance Company of America and AXA Equitable Life Insurance Company hereby incorporated by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on April 25, 2012.

(a)(iii)

Amendment No. 3 dated September 5, 2013 to the Participation Agreement dated October 23, 2009 among Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios MONY Life Insurance Company, MONY Life Insurance Company of America and AXA Equitable Life Insurance Company hereby incorporated by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

(a)(iv)

Amendment No.4, dated October 14, 2013, to the Participation Agreement (the “Agreement”), dated October 23, 2009, as amended, by and among AXA Equitable Life Insurance Company, Ivy Funds Variable Insurance Portfolios, Waddell & Reed, Inc, and MONY Life Insurance Company of America .(the “Company”, (collectively, the “Parties”), incorporated herein by reference to Registration Statement, (File No. 333-191149) filed on December 10, 2013.

(a)(v)

Amendment No. 5 dated October 1, 2016 to the Participation Agreement dated October 23, 2009 among Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios, AXA Equitable Life Insurance Company and MONY Life Insurance Company of America hereby incorporated by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

(a)(vi)

Amendment No. 6 dated April 28, 2017 to the Participation Agreement dated October 23, 2009 among Ivy Distributors, Inc., Ivy Variable Insurance Portfolios, AXA Equitable Life Insurance Company and MONY Life Insurance Company of America, hereby incorporated by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 16, 2019.

(a)(vii)

Amendment No. 7 dated August 28, 2020, to the Participation Agreement dated October 23, 2009 among Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America, Ivy Distributors, Inc. and Ivy Variable Insurance Portfolios, incorporated hereby by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 20, 2021.

(a)(viii)

Amendment No. 8 dated December 8, 2020, to the Participation Agreement dated October 23, 2009 among Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America, Ivy Distributors, Inc. and Ivy Variable Insurance Portfolios, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 20, 2021.

(a)(iv)

Consent to Assignment of Participation Agreement dated October 23, 2009, among Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America, Ivy Distributors, Inc. and Ivy Variable Insurance Portfolios, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-256256), filed on August 17, 2021.

(a)(v)

Amendment No. 10 dated October 11, 2022, to Participation Agreement dated October 23, 2009, among Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America, Ivy Variable Insurance Portfolios and Delaware Distributors, L.P., incorporated herein by reference to the Registration Statement on Form N-4 (333-248907) filed on February 3, 2023.

(6)

Amended and Restated Participation Agreement dated April 16, 2010 among Fidelity Distributors Corporation, Variable Insurance Products Fund and MONY Life Insurance Company of America incorporated herein by reference to the Registration Statement (File No. 333-134304) filed on April 26, 2012.

(a)(i)

First Amendment, effective October 24 , 2013 to the Amended and Restated Participation Agreement, (the “Agreement’”), dated April 16, 2010, as amended, by and among MONY Life Insurance Company of America (the “Company”), and Fidelity Distributors Corporation; and each of Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III and Variable Insurance Products Fund IV and Variable Insurance Products Fund V (collectively, the ‘‘Parties”), incorporated herein by reference to Registration Statement, (File No. 333-191149) filed on December 10, 2013.

(a)(ii)

Second Amendment, effective December 2, 2020 to the Amended and Restated Participation Agreement, (the “Agreement”), dated April 16, 2010, as amended, by and among Equitable Financial Life Insurance Company of America (the “Company”), and Fidelity Distributors Corporation; and each of Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III and Variable Insurance Products Fund IV and Variable Insurance Products Fund V (collectively, the ‘‘Parties”), incorporated herein by reference to Registration Statement, (File No. 333-248907) filed on December 16, 2020.

(a)(iii)

Third Amendment, effective January 27, 2021 to Amended and Restated Participation Agreement dated April 16, 2010, by and among Equitable Financial Life Insurance Company of America, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV, Variable Insurance Products Fund V and Fidelity Distributors Company LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-266576) filed on December 16, 2022.

(a)(iv)

Fourth Amendment, effective August 11, 2022, to Amended and Restated Participation Agreement dated April 16, 2010, by and among Equitable Financial Life Insurance Company of America, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV, Variable Insurance Products Fund V and Fidelity Distributors Company LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-266576) filed on December 16, 2022.

(7)

Participation Agreement dated May 1, 2003 among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., MONY Life Insurance Company, MONY Life Insurance Company of America and MONY Securities Corporation, incorporated herein by reference to pre-effective amendment no. 1 to the registration statement on Form N-6 (File No. 333-104162) filed on May 28, 2003.

(a)(i)

Amendment No. 3 dated as of May 1, 2010 to Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., MONY Life Insurance Company, MONY Life Insurance Company of America and AXA Advisors LLC incorporated herein by reference to the Registration Statement (File No. 333-134304) filed on April 26, 2012.

(a)(ii)

Amendment No. 4 dated as of August 30, 2013 to Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., MONY Life Insurance Company, MONY Life Insurance Company of America and AXA Advisors LLC, incorporated herein by referenece to Registration Statement, (File No. 333-191149) filed on December 10, 2013.

(a)(iii)

Amendment No. 6 dated as of December 1, 2020 to the Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America and Equitable Advisors LLC and Equitable Distributors LLC, incorporated herein by referenece to Registration Statement, (File No. 333-248907) filed on December 16, 2020.

(a)(iv)

Amendment No. 7, dated as of February 12, 2021, to Participation Agreement dated July 1, 2005, as amended, among Franklin Templeton Variable Products Trust, Franklin/Templeton Distributors, Inc., Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America and Equitable Distributors LLC, incorporated herein by reference to Registration Statement filed on Form N-6 (File No. 333-333-103199) filed on April 21, 2022.

(8)

Participation Agreement among PIMCO Variable Insurance Trust, PIMCO Funds Distributors LLC and MONY Life Insurance Company of America, incorporated herein by reference to registration statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

(a)(i)

Third Amendment dated October 20, 2009 to the Participation Agreement, (the “Agreement”) dated December 1, 2001 by and among MONY Life Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Funds Distributions LLC (collectively, the “Parties”) adding AXA Equitable Insurance Company as a Party to the Agreement incorporated by reference to the Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

(a)(ii)

Fifth Amendment, effective October 17, 2013 to that certain Participation Agreement, (the “Agreement”), dated December 1, 2001, as amended, by and among MONY Life Insurance Company of America (the “Company”), PIMCO Variable Insurance Trust and PIMCO Investments LLC (collectively, the “Parties”), incorporated herein by reference to Registration Statement, (File No. 333-191149) filed on December 10, 2013.

(a)(iii)

Sixth Amendment, effective January 1, 2021 to the Participation Agreement dated December 1, 2001 by and among Equitable Financial Life Insurance Company of America, PIMCO Variable Insurance Trust and PIMCO Investments LLC, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-191149) filed on April 21, 2021.

(a)(iv)

Seventh Amendment, entered into effective May 1, 2021 to the Participation Agreement dated December 1, 2001 by and among MONY Life Insurance Company, Equitable Financial Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributions LLC, incorporated herein by reference to Registration Statement filed on Form N-6 (File No. 333-191149) filed on April 21, 2022.

(a)(v)

Eighth Amendment, entered into effective October 7, 2021 to the Participation Agreement dated December 1, 2001 by and among MONY Life Insurance Company, Equitable Financial Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributions LLC, incorporated herein by reference to Registration Statement filed on Form N-6 (File No. 333-191149) filed on April 21, 2022.

(a)(vi)

Participation Agreement dated October 1, 2013, by and among AXA Equitable Life Insurance Company, PIMCO Variable Insurance Trust, PIMCO Equity Series VIT, and PIMCO Investments LLC, incorporated herein by reference to Registration Statement filed on Form N-4 (File No. 2-30070) filed on April 20, 2022.

(a)(vii)

First Amendment to Participation Agreement entered into as of May 1, 2021 to Participation Agreement effective October 1, 2013, by and among Equitable Financial Life Insurance Company, PIMCO Variable Insurance Trust, PIMCO Equity Series VIT, and PIMCO Investments LLC, incorporated herein by reference to Registration Statement filed on Form N-4 (File No. 2-30070) filed on April 20, 2022.

(a)(viii)

Second Amendment to Participation Agreement entered into as of October 7, 2021 to Participation Agreement effective October 1, 2013, by and among Equitable Financial Life Insurance Company, PIMCO Variable Insurance Trust, PIMCO Equity Series VIT, and PIMCO Investments LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 20, 2022.

(a)(ix)

Third Amendment to Participation Agreement entered into as of October 11, 2022 to Participation Agreement effective October 1, 2013, by and among Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America, PIMCO Variable Insurance Trust, PIMCO Equity Series VIT and PIMCO Investments LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-229766) filed on February 3, 2023.

(9)

Participation and Service Agreement among AXA Equitable Life Insurance Company and American Funds Distributors, Inc., American Funds Service Company, Capital Research and Management Company and the American Funds Insurance Series (collectively the “Funds”), dated January 2, 2013, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 23, 2013.

(a)(i)

First Amendment, effective April 19, 2013 to the Participation Agreement dated January 2, 2013, as amended, by and among AXA Equitable Life Insurance Company, MONY Life Insurance Company of America, American Funds Distributors, Inc. American Funds Service Company, Capital Research and Management Company, and the American Funds Insurance Series, incorporated herewith by reference to Registration Statement on Form N-4 (2-30070) filed on April 20, 2021.

(a)(ii)

Second Amendment, effective October 8, 2013 to the Participation Agreement, (the “Agreement”), dated January 2, 2013, as amended, by and among AXA Equitable Life Insurance Company, MONY Life Insurance Company of America (the “Company”), American Funds Distributors, Inc., American Funds Service Company, Capital Research and Management Company, and the American Funds Insurance Series (collectively, the “Parties”), incorporated herein by reference to Registration Statement, (File No. 333-191149) filed on December 10, 2013.

(a)(iii)

Third Amendment, effective September 10, 2020 to the Participation Agreement dated January 2, 2013, as amended, by and among AXA Equitable Life Insurance Company, American Funds Distributors, Inc. American Funds Service Company, Capital Research and Management Company, and the American Funds Insurance Series, incorporated herein by reference to Registration Statement on Form N-4 (2-30070) filed on April 20, 2021.

(a)(iv)

Fourth Amendment, effective November 18, 2020 to the Participation Agreement, (the “Agreement”), dated January 2, 2013, as amended, by and among Equitable Financial Life Insurance Company of America (the “Company”), Equitable Financial Life Insurance Company, American Funds Distributors, Inc., American Funds Service Company, Capital Research and Management Company, and the American Funds Insurance Series (collectively, the “Parties”), incorporated herein by reference to Registration Statement, (File No. 333-248907) filed on December 16, 2020.

(a)(v)

Fifth Amendment, effective February 5, 2021 to the Participation Agreement dated January 2, 2013, as amended, by and among Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America, American Funds Distributors, Inc., American Funds Service Company, Capital Research and Management Company, and the American Funds Insurance Series, incorporated herein by reference to Registration Statement filed on Form N-6 (File No. 333-103199) filed on April 21, 2022.

(10)

Participation Agreement, by and among MONY Life Insurance Company of America, on behalf of itself and its separate accounts, Lord Abbett Series Fund, Inc., and Lord Abbett Distributor LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

(a)(1)

Amendment No. 1 to Participation Agreement effective November 29, 2018, to Participation Agreement dated August 27, 2010, by and among MONY Life Insurance Company of America, Lord Abbett Series Fund, Inc. and Lord Abbett Distributor LLC, incorporated herein by reference to Registration Statement filed on Form N-6 (File No. 333-229237) filed on April 21, 2021.

(11)

Participation Agreement dated May 1, 2003, among MONY Life Insurance Company of America, ProFunds and ProFund Advisors, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-248907) filed on April 22, 2021.

(a)(i)

Amendment No. 1 dated December 23, 2020 to Participation Agreement dated May 1, 2003 among Equitable Financial Life Insurance Company of America, ProFunds and ProFund Advisors LLC incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-248907) filed on April 22, 2021.

(a)(ii)

Amendment No. 2 entered into as of January 1, 2021 to Participation Agreement dated May 1, 2003 among Equitable Financial Life Insurance Company of America, ProFunds and ProFund Advisors LLC incorporated herein by reference to Registration Statement filed on Form N-4 (File No. 333-248907) filed on April 22, 2022.

(a)(iii)

Amendment No. 4 entered into as of July 12, 2021 to Participation Agreement dated May 1, 2003 among Equitable Financial Life Insurance Company of America, ProFunds and ProFund Advisors LLC incorporated herein by reference to Registration Statement filed on Form N-4 (File No. 333-248907) filed on April 22, 2022.

(12)

Participation Agreement among AXA Equitable Life Insurance Company, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC and BlackRock Investments, LLC, dated October 16, 2009, incorporated herein by reference to Registration Statement on Form N-4 (333-178750) filed on December 23, 2011.

(a)(i)

Amendment No. 3, effective May 1, 2012 to the Participation Agreement dated October 16, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC and Black Rock Investments, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on April 25, 2012.

(a)(ii)

Amendment No. 4, effective August 27, 2013 to the Participation Agreement dated October 16, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company of America, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC and Black Rock Investments, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-190033) filed on October 4, 2013.

(a)(iii)

Amendment No. 5, effective September 12, 2014 to the Participation Agreement dated October 16, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company of America, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC and Black Rock Investments, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on October 16, 2014.

(a)(iv)

Amendment No. 6, effective September 17, 2018 to the Participation Agreement dated October 16, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company of America, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC and Black Rock Investments, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-182796) filed on April 17, 2019.

(a)(v)

Amendment No. 7, entered into as of December 15, 2020, to Fund Participation Agreement dated October 19, 2009, by and among Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America, BlackRock Variable Series Fund, Inc. and BlackRock Variable Series Fund II, Inc., BlackRock Advisors, LLC and BlackRock Investments, LLC, incorporated herein by reference to Registration Statement filed on Form N-6 (File No. 333-232533) filed on April 21, 2021.

(a)(vi)

Amendment to Fund Participation Agreement, entered into December 30, 2020, and is made effective July 1, 2020, to Fund Participation Agreement dated October 19, 2009, by and among Equitable Financial Life Insurance Company, BlackRock Variable Series Fund, Inc. and BlackRock Variable Series Funds II, Inc., BlackRock Advisors, LLC and BlackRock Investments, LLC incorporated herein by reference to Registration Statement filed on Form N-6 (File No. 333-232418) filed on April 21, 2022.

(a)(vii)

Amendment to Fund Participation Agreement, entered into July 1, 2021 to Fund Participation Agreement dated October 19, 2009, by and among Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America, BlackRock Variable Series Fund, Inc. and BlackRock Variable Series Funds II, Inc., BlackRock Advisors, LLC and BlackRock Investments, LLC incorporated herein by reference to Registration Statement filed on Form N-6 (File No. 333-232418) filed on April 21, 2022.

(13)

Participation Agreement dated April 20, 2012 among AXA Equitable Life Insurance Company, First Trust Variable Insurance Trust, First Trust Advisors L.P. and First Trust Portfolios L.P., incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-190033) filed on October 4, 2013.

(a)(i)

Amendment No. 1 effective March 17, 2014, to the Participation Agreement dated April 20, 2012, among AXA Equitable Life Insurance Company, First Trust Variable Insurance Trust, First Trust Advisors L.P., and First Trust Portfolios L.P., incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-182796) filed on April 23, 2014.

(a)(ii)

Amendment to Participation Agreement dated April 20, 2012, among AXA Equitable Life Insurance Company, First Trust Variable Insurance Trust, First Trust Advisors L.P., and First Trust Portfolios L.P., incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-248907) filed on April 22, 2021.

(a)(iii)

Amendment effective September 28, 2020 to Participation Agreement dated April 20, 2012, among AXA Equitable Life Insurance Company, First Trust Variable Insurance Trust, First Trust Advisors L.P., and First Trust Portfolios L.P., incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-248907) filed on April 22, 2021.

(a)(iv)

Second Amendment effective December 15, 2020 to Participation Agreement dated April 20, 2012, among AXA Equitable Life Insurance Company, First Trust Variable Insurance Trust, First Trust Advisors L.P., and First Trust Portfolios L.P., incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-248907) filed on April 22, 2021.

(14)

Participation Agreement among AXA Equitable Life Insurance Company, AllianceBernstein L.P., and AllianceBernstein Investments, Inc., dated October 16, 2009, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on December 23, 2011.

(a)

Amendment No. 1, effective February 18, 2010 to the Participation Agreement dated October 16, 2009 among AXA Equitable Life Insurance Company, AllianceBernstein L.P. and AllianceBernstein Investments, Inc., incorporated herein by reference to Registration Statement on Form N-4 (File. No. 333-178750) filed on December 23, 2011.

(b)

Amendment No. 2, effective May 1, 2012 to the Participation Agreement dated October 16, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America, AllianceBernstein L.P. and AllianceBernstein Investments, Inc., incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on April 25, 2012.

(c)

Amendment No. 3, dated September 6, 2013, to the Participation Agreement dated October 16, 2009 as amended by and among AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America, AllianceBernstein L.P and AllianceBernstein Investments, Inc., incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-182796) filed on April 23, 2014.

(d)

Amendment to Participation Agreement effective September 4, 2020 to the Participation Agreement dated October 16, 2009 among AXA Equitable Life Insurance Company, AllianceBernstein L.P. and AllianceBernstein Investments, Inc., incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-248863) filed on April 22, 2021.

(e)

Amendment No. 6 dated October 25, 2022, to the Participation Agreement (the “Agreement”), dated October 16, 2009, by and among Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America, AllianceBernstein L.P and AllianceBernstein Investments, Inc., incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-265030) filed on April 21, 2023.

(15)

Participation Agreement dated October 1, 2013 among Van Eck Securities Corporation, Van Eck Associates Corporation, Van Eck VIP Trust and AXA Equitable Life Insurance Company incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

(a)

Amendment No. 1 dated October 28, 2016 to the Participation Agreement dated October 1, 2013 among Van Eck Securities Corporation, Van Eck Associates Corporation, VanEck VIP Trust and AXA Equitable Life Insurance Company incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

(b)

Amendment to Participation Agreement effective September 25, 2020, to Participation Agreement dated October 1, 2013 by and among AXA Equitable Life Insurance Company, VanEck VIP Trust, Van Eck Securities Corporation and Van Eck Associates Corporation, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-103199) filed on April 21, 2021.

(c)

Third Amendment to Participation Agreement effective September 9, 2022, to Participation Agreement dated October 1, 2013 by and among Equitable Financial Life Insurance Company, Equitable Financial Life Insurance Company of America, VanEck VIP Trust, Van Eck Securities Corporation and Van Eck Associates Corporation, incorporated herein by reference to Registration Statement on Form N-6 (File No. 333-207014) filed on April 20, 2023.

(i)	Administrative Contracts. Not applicable.

(1)

Amended and Restated Services Agreement between MONY Life Insurance Company of America and AXA Equitable Life Insurance Company dated as of February 1, 2005 incorporated herein by reference to Exhibit 10.2 to the registration statement (File No. 333-65423) on Form 10-K filed on March 31, 2005.

(j)	Other Material Contracts. Not applicable.

(k)	Legal Opinion.

(1)	Opinion and consent of Alfred Ayensu-Ghartey, Vice President and Associate General Counsel, filed herewith.

(l)	Other Opinions.

(1)	Consent of PricewaterhouseCoopers LLC, filed herewith.

(2)	Powers of Attorney, filed herewith.

(m)	Omitted Financial Statements. Not applicable.

(n)	Initial Capital Agreements. Not applicable.

(o)	Form of Initial Summary Prospectus,

(a)	Retirement Cornerstone® Series (11.0/ADV) Form of Summary Prospectus dated October 17, 2023, filed herewith.

(b)	Retirement Cornerstone® Series (1.0) Form of Summary Prospectus dated October 17, 2023, filed herewith.

101.INS	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

ITEM 28. DIRECTORS AND OFFICERS OF THE DEPOSITOR

*	The business address for all officers and directors of the Depositor is 8501 IBM Drive, Suite 150, Charlotte, NC 28262-4333.

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITIONS AND OFFICES WITH THE DEPOSITOR

DIRECTORS

Francis Hondal	Director
10050 W. Suburban Drive
Pinecrest, FL 33156

Arlene Isaacs-Lowe	Director
1830 South Ocean Drive, #1411
Hallandale, FL 33009

Daniel G. Kaye	Director
767 Quail Run
Inverness, IL 60067

Joan Lamm-Tennant	Director
135 Ridge Common
Fairfield, CT 06824

Craig MacKay	Director
England & Company
1133 Avenue of the Americas
Suite 2719
New York, NY 10036

Bertram L. Scott	Director
3601 Hampton Manor Drive
Charlotte, NC 28226

George Stansfield	Director
AXA
25, Avenue Matignon
75008 Paris, France

Charles G.T. Stonehill	Director
Founding Partner
Green & Blue Advisors
20 East End Avenue, Apt. 5C
New York, NY 10028

OFFICER-DIRECTOR

*Mark Pearson	Director and Chief Executive Officer

OTHER OFFICERS

*Nicholas B. Lane	President

*José Ramón González	Chief Legal Officer and Secretary

*Jeffrey J. Hurd	Chief Operating Officer

*Robin M. Raju	Chief Financial Officer

*Michael B. Healy	Chief Information Officer

*Nicholas Huth	Chief Compliance Officer

*William Eckert	Chief Accounting Officer

*Darryl Gibbs	Chief Diversity Officer

*David W. Karr	Signatory Officer

*Jessica Baehr	Signatory Officer

*Mary Jean Bonadonna	Signatory Officer

*Eric Colby	Signatory Officer

*Steven M. Joenk	Chief Investment Officer

*Kenneth Kozlowski	Signatory Officer

*Carol Macaluso	Signatory Officer

*Hector Martinez	Signatory Officer

*James McCravy	Signatory Officer

*James Mellin	Signatory Officer

*Hillary Menard	Signatory Officer

*Kurt Meyers	Deputy General Counsel and Signatory Officer

*Maryanne (Masha) Mousserie	Signatory Officer

*Prabha (“Mary”) Ng	Chief Information Security Officer

*Anthony Perez	Signatory Officer

*Antonio Di Caro	Signatory Officer

*Glen Gardner	Deputy Chief Investment Officer

*Shelby Holllister-Share	Signatory Officer

*Manuel Prendes	Signatory Officer

*Meredith Ratajczak	Chief Actuary

*Aaron Sarfatti	Chief Risk Officer and Chief Strategy Officer

*Stephen Scanlon	Signatory Officer

*Samuel Schwartz	Signatory Officer

*Stephanie Shields	Signatory Officer

*Joseph M. Spagnuolo	Signatory Officer

*Gina Tyler	Chief Communications Officer

*Constance Weaver	Chief Marketing Officer

*Stephanie Withers	Chief Auditor

*Yun (“Julia”) Zhang	Treasurer

ITEM 29.	Persons Controlled by or Under Common Control With the Depositor or Registrant

Equitable America Variable Account No. 70A (the “Variable Account”) is a variable account of Equitable Financial Life Insurance Company of America. Equitable Financial Life Insurance Company of America, an Arizona stock life insurance company, is an indirect wholly owned subsidiary of Equitable Holdings, Inc. (the “Holding Company”).

Set forth below is the subsidiary chart for the Holding Company:

Equitable Holdings, Inc. - Subsidiary Organization Chart Q2-2023 is incorporated herein by reference to Registration Statement (File No. 333-272919) on Form N-4, filed on August 11, 2023.

Item 30. Indemnification

The By-Laws of Equitable Financial Life Insurance Company of America (the “Corporation”) provide, in Article VI as follows:

SECTION 1. NATURE OF INDEMNITY. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was or has agreed to become a director or officer of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, and shall indemnify any person who was or is a party or is threatened to be made a party to such an action, suit or proceeding by reason of the fact that he or she is or was or has agreed to become an employee or agent of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her or on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful; except that in the case of an action or suit by or in the right of the Corporation to procure a judgment in its favor (1) such indemnification shall be limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person in the defense or settlement of such action or suit, and (2) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of no contest or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

SECTION 6. SURVIVAL; PRESERVATION OF OTHER RIGHTS. The foregoing indemnification provisions shall be deemed to be a contract between the Corporation and each director, officer, employee and agent who serves in any such capacity at any time while these provisions as well as the relevant provisions of Title 10, Arizona Revised Statutes are in effect and any repeal or modification thereof shall not affect any right or obligation then existing with respect to any state of facts then or previously existing or any action, suit or proceeding previously or thereafter brought or threatened based in whole or in part upon any such state of facts. Such a “contract right” may not be modified retroactively without the consent of such director, officer, employee or agent.

The indemnification provided by this Article shall not be deemed exclusive of any other right to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

SECTION 7. INSURANCE. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this By-Law.

The directors and officers of the Corporation are insured under policies issued by X.L. Insurance Company, Arch Insurance Company, Endurance Specialty Insurance Company, U.S. Specialty Insurance, ACE, Chubb Insurance Company, AXIS Insurance Company, Zurich Insurance Company, AWAC (Allied World Assurance Company, Ltd.), Aspen Bermuda XS, CNA, AIG, One Beacon, Nationwide, Berkley, Berkshire, SOMPO, Chubb, Markel and ARGO RE Ltd. The annual limit on such policies is $300 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will (unless in the opinion of its counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31. PRINCIPAL UNDERWRITERS

(a) Equitable Advisors, LLC and Equitable Distributors, LLC are the principal underwriters for Separate Accounts 49, 70, A, FP, I and 45 of Equitable Financial, Separate Account 49B of Equitable Colorado, EQ Advisors Trust, and of Equitable America Variable Accounts A, K, L, AA and 70A. In addition, Equitable Advisors is the principal underwriter of Equitable Financial’s Separate Account 301.

(b) Set forth below is certain information regarding the directors and principal officers of Equitable Advisors, LLC and Equitable Distributors, LLC.

(i)	EQUITABLE ADVISORS, LLC

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITIONS AND OFFICES WITH UNDERWRITER

*David Karr	Director, Chairman of the Board and Chief Executive Officer

*Nicholas B. Lane	Director

*Frank Massa	Director and President

*Aaron Sarfatti	Director

*Jessica Baehr	Director

*Ralph E. Browning, II	Chief Privacy Officer

*Mary Jean Bonadonna	Chief Risk Officer

*Patricia Boylan	Broker Dealer Chief Compliance Officer

*Yun (“Julia”) Zhang	Director, Senior Vice President and Treasurer

*Nia Dalley	Vice President and Chief Conflicts Officer

*Brett Esselburn	Vice President, Investment Sales and Financial Planning

*Gina Jones	Vice President and Financial Crime Officer

*Page Pennell	Vice President

*Sean Donovan	Assistant Vice President

*Alan Gradzki	Assistant Vice President

*Janie Smith	Assistant Vice President

*James Mellin	Chief Sales Officer

*Candace Scappator	Assistant Vice President, Controller and Principal Financial Officer

*Prabha (“Mary”) Ng	Chief Information Security Officer

*Alfred Ayensu-Ghartey	Vice President

*Joshua Katz	Vice President

*Christopher LaRussa	Investment Advisor Chief Compliance Officer

*Christian Cannon	Vice President and General Counsel

*Samuel Schwartz	Vice President

*Dennis Sullivan	Vice President

* Michael Cole	Vice President and Assistant Treasurer

*Constance (Connie) Weaver	Vice President

*Tony Richardson	Principal Operations Officer

*Michael Brudoley	Secretary

*Christine Medy	Assistant Secretary

*Francesca Divone	Assistant Secretary

(ii)	EQUITABLE DISTRIBUTORS, LLC

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITIONS AND OFFICES WITH UNDERWRITER

*Nicholas B. Lane	Director, Chairman of the Board, President and Chief Executive Officer

*Jessica Baehr	Director, Executive Vice President and Head of Group Retirement

*Hector Martinez	Director, Executive Vice President and Head of Life Business

*Eric Brown	Senior Vice President

*James Crimmins	Senior Vice President

*James Daniello	Senior Vice President

*Michael B. Healy	Senior Vice President

*Patrick Ferris	Senior Vice President

*Brett Ford	Senior Vice President

*Bernard Heffernon	Senior Vice President

*David Kahal	Senior Vice President

*Fred Makonnen	Senior Vice President

*Matthew Schirripa	Senior Vice President

*David Veale	Senior Vice President

*Arielle D’ Auguste	Vice President and General Counsel

*Alfred D’Urso	Vice President and Chief Compliance Officer

*Mark Teitelbaum	Senior Vice President

*Candace Scappator	Vice President, Chief Financial Officer, Principal Financial Officer and Principal Operations Officer

*Gina Jones	Vice President and Financial Crime Officer

*Yun (“Julia”) Zhang	Senior Vice President and Treasurer

*Francesca Divone	Secretary

*Richard Frink	Senior Vice President

*Michael J. Gass	Vice President

*Kathi Gopie	Vice President

*Timothy Jaeger	Vice President

*Jeremy Kachejian	Vice President

*Laird Johnson	Vice President

*Enrico Mossa	Assistant Vice President

*James C. Pazareskis	Assistant Vice President

*Caitlin Schirripa	Assistant Vice President

*Samuel Schwartz	Vice President

*Greg Seavey	Vice President

* Michael Cole	Assistant Treasurer

*Stephen Scanlon	Director, Executive Vice President and Head of Individual Retirement

*Prabha (“Mary”) Ng	Senior Vice President and Chief Information Security Officer

*Michael Brudoley	Assistant Secretary

*Christine Medy	Assistant Secretary

* Principal Business Address: 1290 Avenue of the Americas NY, NY 10140

(c)

Name of Principal Underwriter	Net Underwriting Discounts	Compensation on Redemption	Brokerage Commission	Other Compensation
Equitable Advisors, LLC	N/A	$0	$0	$0
Equitable Distributors, LLC	N/A	$0	$0	$0

Item 32.	Location of Accounts and Records

This information is omitted as it is provided in Registrant’s most recent report on Form N-CEN.

Item 33.	Management Services

Not applicable.

Item 34.	Fee Representation

The Depositor represents that the fees and charges deducted under the contracts described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor under the respective contracts.

The Registrant hereby represents that it is relying on the November 28, 1988 no-action letter (Ref. No. IP-6-88) relating to variable annuity contracts offered as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code. Registrant further represents that it will comply with the provisions of paragraphs (1)-(4) of that letter.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf, in the City, and State of New York on the 17th day of October, 2023.

Equitable America Variable Account No. 70A
(Registrant)

Equitable Financial Life Insurance Company of America
(Depositor)

By:	/s/ Alfred Ayensu-Ghartey
Alfred Ayensu-Ghartey
Vice President and Associate General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICER:

*Mark Pearson	Chief Executive Officer and Director

PRINCIPAL FINANCIAL OFFICER:

*Robin Raju	Chief Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

*William Eckert	Chief Accounting Officer

*DIRECTORS:

Francis Hondal Arlene Isaacs-Lowe Daniel G. Kaye	Joan Lamm-Tennant Craig MacKay Mark Pearson	Bertram Scott George Stansfield Charles G.T. Stonehill

*By:	/s/ Alfred Ayensu-Ghartey
Alfred Ayensu-Ghartey
Attorney-in-Fact
October 17, 2023